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As filed with the Securities and Exchange Commission on April 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genworth Financial, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6311 (Primary Standard Industrial Classification Code Number)	33-1073076 (I.R.S. Employer Identification Number)
6620 West Broad Street Richmond, Virginia 23230 (804) 281-6000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

 Leon E. Roday, Esq.
Senior Vice President, General Counsel and Secretary
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230
(804) 281-6000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David S. Lefkowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Alexander M. Dye, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 (212) 424-8000	Richard J. Sandler, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum aggregate offering amount(1)	Amount of registration fee

Series A Cumulative Preferred Stock, liquidation preference $50 per share	$100,000,000	$12,670

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 30, 2004

2,000,000 Shares

% Series A Cumulative Preferred Stock
(Liquidation Preference $50 Per Share)

        GE Financial Assurance Holdings, Inc., the selling stockholder and an indirect subsidiary of General Electric Company, or GE, is offering all the 2,000,000 shares of Series A Preferred Stock to be sold in this offering. Shares of Series A Preferred Stock will not be obligations of, and will not be guaranteed by, GE, the selling stockholder or our other affiliates. The Series A Preferred Stock will be mandatorily redeemable on                        , 2011 at $50 per share plus accumulated dividends. Dividends will be cumulative from the date of issuance and are payable quarterly, starting                        , 2004.

        Concurrently with this offering, the selling stockholder is offering, by means of a separate prospectus, 145.0 million shares of our Class A Common Stock. Concurrently with this offering, the selling stockholder also is offering, by means of a separate prospectus, $600 million of our    % Equity Units. Each Equity Unit will have a stated amount of $25 and will initially consist of a contract to purchase shares of our Class A Common Stock and an interest in a    % senior note due 2009 issued by us. This offering of Series A Preferred Stock is contingent upon the completion of the offerings of our Class A Common Stock and Equity Units.

        We will not receive any proceeds from the sale by the selling stockholder of Series A Preferred Stock in this offering or the Class A Common Stock or Equity Units in the concurrent offerings.

        Investing in our Series A Preferred Stock involves risks. See "Risk Factors" beginning on page 21.

PRICE $50 A SHARE

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to seller	$	$

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the Series A Preferred Stock to purchasers on                        , 2004.

Morgan Stanley	Goldman, Sachs & Co.

                        , 2004

i

Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors," before making an investment decision.

        We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 20 countries and have approximately 5,850 employees.

        We have the following three operating segments:

  •
  Protection. We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. In 2003, we were the leading provider of individual long-term care insurance and the sixth-largest provider of term life insurance in the U.S., according to LIMRA International (in each case based upon gross written premiums). We believe we are a leading provider of term life insurance through brokerage general agencies in the U.S. and that this channel is the largest and fastest-growing distribution channel for term life insurance. Our leadership in long-term care insurance is based upon almost 30 years of product underwriting and claims experience. For the year ended December 31, 2003, our Protection segment had pro forma segment net earnings of $481 million.

  •
  Retirement Income and Investments. We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. We are an established provider of these products and, in 2003, we were the leading provider of income annuities in the U.S., according to LIMRA International (based upon total premiums and deposits). For the year ended December 31, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $93 million.

  •
  Mortgage Insurance. In the U.S., Canada, Australia and Europe, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. In 2003, according to Inside Mortgage Finance, we were the fourth-largest provider of mortgage insurance in the U.S. (based upon new insurance written), and we believe we are the largest provider of private mortgage insurance outside the U.S. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 46% for the three years ended December 31, 2003. For the year ended December 31, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $369 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), most of our interest and other financing expenses, unallocated corporate income and expenses, and the results of several small, non-core businesses that are managed outside our operating segments.

For the year ended December 31, 2003, our Corporate and Other segment had a pro forma segment net loss of $8 million.

        We had $11.0 billion of total stockholder's interest and $97.8 billion of total assets as of December 31, 2003, on a pro forma basis. For the year ended December 31, 2003, on a pro forma basis, our revenues were $9.8 billion and our net earnings from continuing operations were $935 million. Upon the completion of this offering, we expect our principal life insurance companies to have financial strength ratings of "AA-" (Very Strong) from S&P, "Aa3" (Excellent) from Moody's and "A+" (Superior) from A.M. Best, and we expect our rated mortgage insurance companies to have financial strength ratings of "AA" (Very Strong) from S&P, "Aa2" (Excellent) from Moody's and "AA" (Very Strong) from Fitch. The "AA" and "AA-" ratings are the third- and fourth-highest of S&P's 21 ratings categories, respectively. The "Aa2" and "Aa3" ratings are the third- and fourth-highest of Moody's 21 ratings categories, respectively. The "A+" rating is the second-highest of A.M. Best's 15 ratings categories. The "AA" rating is the third-highest of Fitch's 24 ratings categories.

Market Environment and Opportunities

        We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

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  Aging U.S. population with growing retirement income needs, resulting from large numbers of baby boomers approaching retirement and significant increases in life expectancy that heighten the risk that individuals will outlive their retirement savings.

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  Growing lifestyle protection gap, with individuals lacking sufficient financial resources, including insurance coverage, to maintain their desired lifestyle due to declining individual savings rates, rising healthcare and nursing home costs and a shifting of the burden for funding protection needs from governments and employers to individuals.

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  Increasing opportunities for mortgage insurance in the U.S. and other countries, resulting from increasing homeownership levels, expansion of low-down-payment mortgage loan offerings, favorable legislative and regulatory policies, and expansion of secondary mortgage markets that require credit enhancements.

Competitive Strengths

        We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

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  Leading positions in diversified targeted markets. We believe our leading positions in our targeted markets, including term life and individual long-term care insurance, retirement income and mortgage insurance, provide us with the scale necessary to compete effectively in these markets as they continue to grow. We also believe our strong presence in multiple markets provides balance to our business, reduces our exposure to adverse economic trends affecting any one market and provides stable cash flow to fund growth opportunities.

  •
  Product innovation and smart breadth. We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives, thereby positioning us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings.

  •
  Extensive, multi-channel distribution network. We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries,

    independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support and by pursuing joint business improvement efforts.

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  Technology-enhanced, scalable, low-cost operating platform. We have pursued an aggressive approach to cost-management and continuous process improvement. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. In addition, we have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland.

  •
  Disciplined risk management with strong compliance practices. Risk management and regulatory compliance are critical parts of our business, and we are recognized in the insurance industry for our excellence in these areas. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs. We have 130 dedicated risk management professionals supporting these efforts and approximately 200 additional professionals dedicated to legal and regulatory compliance.

  •
  Strong balance sheet and high-quality investment portfolio. We believe our size, ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $59.8 billion of investment securities, as of December 31, 2003, on a pro forma basis. More than 93% of our fixed maturities had ratings equivalent to investment-grade, and less than 1% of our total investment portfolio consisted of equity securities, as of December 31, 2003, on a pro forma basis.

  •
  Experienced and deep management team. Our senior management team has an average of approximately 17 years of experience in the financial services industry. We have adopted GE's recognized practices for successfully developing managerial talent at all levels of our organization and have instilled a performance- and execution-oriented corporate culture that we will continue to foster as an independent company.

Growth Strategies

        Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

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  Capitalize on attractive growth trends in three key markets. We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in three key markets:

    Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.4 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement. Our products are designed to enable the growing retired population to convert their invested assets into reliable retirement income.

    Protection, particularly long-term care insurance, where we believe growth will be driven by the increasing protection needs of the expanding aging population and a shifting of the burden for funding these needs to individuals from governments and employers. For example, it is estimated that approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

    International mortgage insurance, where we continue to see attractive growth opportunities with the expansion of homeownership and low-down-payment loans. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 46% for the three years ended December 31, 2003.

  •
  Further strengthen and extend our distribution channels. We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

    Product and service innovations, as illustrated by new product introductions, such as the introduction in 2002 of our GE Retirement Answer®, our introduction of innovative private mortgage insurance products in the European market, and our service innovations, which include programs such as our policyholder wellness initiatives in our long-term care insurance business and our AU Central® Internet platform in our mortgage insurance business.

    Collaborative approach to key distributors, which includes a joint business improvement program (originally developed by GE), called "At the Customer, For the Customer," or ACFC, and our platinum customer service desks, which have benefited our distributors and helped strengthen our relationships with them.

    Technology initiatives, such as our GENIUS® underwriting system, which makes it easier for distributors to do business with us, improves our term life and long-term care insurance underwriting speed and accuracy, and lowers our operating costs.

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  Enhance returns on capital and increase margins. We believe we will be able to enhance our returns on capital and increase our margins through the following:

    Rigorous product pricing and return discipline.  We intend to maintain strict product pricing disciplines that are designed to achieve our target returns on capital. Over the past two years, we introduced restructured pricing on newly issued policies in each of our operating segments and exited products that were not achieving our target returns. We expect our returns on capital to improve as the benefits of these actions emerge and as we continue our focus on maintaining target returns.

    Capital efficiency enhancements.  We continually seek opportunities to use our capital more efficiently to support our business, while maintaining our ratings and strong capital position. For example, in 2003, we took actions to reduce the statutory capital required to support most of our new term and universal life insurance policies and to reduce excess capital at our mortgage insurance subsidiaries by operating at an "AA/Aa2" rating level.

    Investment income enhancements.  As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments and losses in our investment portfolio, fund consolidations and restructurings in our business and provide current income. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. We will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

    Ongoing operating cost reductions and efficiencies.  We will continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated teams to identify opportunities for cost reductions and investing in new technology, particularly for web-based, digital end-to-end processes.

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  Pursue acquisitions opportunistically. We intend to continue to complement our core growth strategy through selective acquisitions designed to enhance our earnings and returns, the breadth of our product portfolio, or our distribution reach. We have successfully completed the acquisition and integration of 13 key businesses since 1993. As a public company, we will have direct access to capital markets, which we believe will enable us to raise external capital in an efficient manner to facilitate selective acquisitions.

Formation of Genworth Financial, Inc.

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization and this offering.

        Prior to the completion of this offering and the concurrent offerings, we will acquire substantially all of the assets and liabilities of GE Financial Assurance Holdings, Inc., or GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

  •
  489.5 million shares of our Class B Common Stock. GEFAHI is offering 145.0 million shares of Class A Common Stock for sale in a concurrent offering, plus up to an additional 21.75 million shares that may be sold pursuant to an over-allotment option (all of which shares will be converted from an equal number of shares of Class B Common Stock in connection with that offering). For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock."

  •
  $600 million of our        % Equity Units, which we refer to in this prospectus as the Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

  •
  $100 million of our Series A Cumulative Preferred Stock. The Series A Preferred Stock is mandatorily redeemable on            , 2011. For a description of the terms of our Series A Preferred Stock, see "Description of Series A Preferred Stock." GEFAHI is offering the Series A Preferred Stock for sale in this offering.

  •
  A $2.4 billion short-term note, which we refer to in this prospectus as the Short-term Intercompany Note. We intend to repay this note with proceeds from the borrowings under a $2.4 billion short-term credit facility that we intend to establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes and approximately $500 million in commercial paper, both of which we intend to complete shortly after the completion of this offering. For a description of the terms of the Short-term Intercompany Note, the credit facility, the senior notes and the commercial paper, see "Description of Certain Indebtedness."

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  A $550 million contingent non-interest-bearing note that matures on the first anniversary of the completion of this offering. We refer to this note in this prospectus as the Contingent Note. This note will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend. The release of these statutory reserves and payment of the dividend by our

    U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. If regulatory approval has been obtained by the first anniversary date but our financial ratings have not been affirmed, the term of this note will be extended for a period of up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of this note see "Description of Certain Indebtedness—Contingent Note."

        The liabilities we will assume from GEFAHI include ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently owns and will transfer to us. We refer to these notes in this prospectus as the Yen Notes. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum.

        Prior to the completion of this offering and the concurrent offerings, GEFAHI will own 100% of our outstanding common stock, which will consist solely of Class B Common Stock. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE or when GE no longer beneficially owns at least 10% of our outstanding common stock. As a result, all the shares of common stock offered in the concurrent offering consist of Class A Common Stock. Upon the completion of this offering and the concurrent offerings, GE will beneficially own approximately 70% of our outstanding common stock, assuming the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is not exercised, and 66%, if it is exercised in full. GE has informed us that, after completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE currently expects to reduce its interest through one or more additional public offerings of our common stock, but it is not obligated to divest our shares in this or any other manner.

        Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition and other matters, including our relationship with GE while GE remains a significant stockholder in our company. These arrangements include several significant reinsurance transactions with Union Fidelity Life Insurance Company, or UFLIC, an indirect subsidiary of GE. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force structured settlement contracts, substantially all of our in-force variable annuity contracts, and a block of long-term care insurance policies that we reinsured in 2000 from The Travelers Insurance Company, a subsidiary of Citigroup, Inc., which we refer to in this prospectus as Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. We are continuing new sales of structured settlement, variable annuity and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products. See "Arrangements Between GE and Our Company."

        The diagram below shows the relationships among GE, GEFAHI and Genworth prior to the completion of our corporate reorganization. The dotted lines indicate the businesses that will be transferred to Genworth in connection with our corporate reorganization.

        *  The Partnership Marketing Group offers life and health insurance, auto club memberships and other financial products and services directly to consumers through affinity marketing arrangements with a variety of organizations. The Partnership Marketing Group historically included UFLIC, a subsidiary that offered the life and health insurance for these arrangements.

        The diagram below shows the relationships among GE, GEFAHI and Genworth after the completion of our corporate reorganization and this offering.

        In this prospectus, unless the context otherwise requires, "Genworth," "we," "us," and "our" refer to Genworth Financial, Inc. and its combined subsidiaries and include the operations of the businesses acquired from GEFAHI and other GE subsidiaries in connection with our corporate reorganization.

Risks Relating to Our Company

        As part of your evaluation of our company, you should consider the risks associated with our business, our separation from GE and this offering. These risks include:

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  Risks relating to our businesses, including interest rate fluctuations, downturns and volatility in equity markets, defaults in portfolio securities, downgrades in our financial strength and credit ratings, insufficiency of reserves, legal constraints on dividend distributions by subsidiaries, illiquid investments, competition, inability to attract or retain independent sales intermediaries and dedicated sales specialists, defaults by counterparties, foreign exchange rate fluctuations, regulatory restrictions on our operations and changes in applicable laws and regulations, legal or regulatory actions, political or economic instability and the threat of terrorism;

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  Risks relating to our Protection and Retirement Income and Investments segments, including unexpected changes in mortality and morbidity rates, accelerated amortization of deferred acquisition costs and present value of future profits, medical advances such as genetic mapping research, unexpected changes in persistency rates, increases in statutory reserve requirements and changes in tax and securities laws;

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  Risks relating to our Mortgage Insurance segment, including the influence of large mortgage lenders and investors, decreases in the volume of high loan-to-value mortgage originations, increases in mortgage insurance cancellations, increases in the use of simultaneous second mortgages and other alternatives to private mortgage insurance, unexpected increases in mortgage insurance default rates, deterioration in economic conditions, increases in the use of captive reinsurance in the mortgage insurance market, changes in the demand for mortgage insurance that could arise as a result of efforts of large mortgage investors and legal actions under the Real Estate Settlement Practices Act and the Federal Fair Credit Reporting Act;

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  Risks relating to our separation from GE, including the loss of benefits associated with GE's brand and reputation, our need to establish our new Genworth brand identity quickly and effectively, our inability to present financial information in this prospectus that accurately represents the results we would have achieved as a stand-alone company, the possibility that we will not be able to replace services previously provided by GE on comparable terms, uncertainty of amounts and timing of payments that we have agreed to make to GE under our tax matters agreement and other matters relating to that agreement, potential conflicts of interest with GE and GE's engaging in the same type of business as we do in the future; and

  •
  Risks relating to the Series A Preferred Stock, including the absence of a prior market, our ability to issue preferred stock in the future that could adversely affect the rights of holders of Series A Preferred Stock, structural subordination of the Series A Preferred Stock to the debt or other liabilities of our subsidiaries and fluctuations in the price of the Series A Preferred Stock.

        For a further discussion of these and other risks, see "Risk Factors."

Additional Information

        Our corporate headquarters and principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230. Our telephone number at that address is (804) 281-6000. We maintain a variety of websites to communicate with our distributors and customers and to provide information about various insurance and investment products to the general public. None of the information on our websites is part of this prospectus.

The Offering

Issuer	Genworth Financial, Inc.
Series A Preferred Stock offered by the selling stockholder	2,000,000 shares
Preferred stock to be outstanding immediately after this offering	2,000,000 shares
Liquidation preference
The liquidation preference for each share of the Series A Preferred Stock is the sum of $50 plus an amount equal to accrued and unpaid dividends on such share. See "Description of Series A Preferred Stock — Liquidation Rights."
Mandatory redemption
We are required to redeem the Series A Preferred Stock on , 2011 in whole at a price of $50 per share, plus unpaid dividends accrued to the date of redemption. There is no provision for early redemption of the Series A Preferred Stock.
Dividends
We will pay quarterly cash dividends on our Series A Preferred Stock, out of funds legally available for the payment thereof, at an annual rate equal to % of the sum of $50 per share plus the amount of the accumulated dividends, if any, accrued with respect to each share, commencing , 2004. Dividends for each full dividend period will be calculated by dividing the annual dividend rate by four. For any other dividend period including the initial dividend period, dividends will be calculated on the basis of a year of twelve 30-day months. See "Description of Series A Preferred Stock — Dividends."
DRD protection
If, prior to eighteen (18) months after the date of issuance of the shares of Series A Preferred Stock, one or more amendments to the Internal Revenue Code are enacted that reduce the "dividends-received deduction," or DRD, percentage (currently 70%), we will make certain payments in respect of the dividends on the Series A Preferred Stock and retroactive payments, except that no adjustments will be made with respect to any reduction of the dividends-received-percentage below 50%. See "Description of Series A Preferred Stock — Payments in Respect of Certain Legislation Affecting the DRD."
Voting rights
No voting rights, except as otherwise required by applicable law and the right to elect two additional directors during a default period, commencing when accumulated dividends have not been paid for six quarters, whether or not consecutive, or if we fail to discharge our mandatory redemption obligation. See "Description of Series A Preferred Stock — Voting Rights."
Form and denominations
The Series A Preferred Stock will be issued in the form of global securities held in book-entry form, in denominations of $50 of stated liquidation preference. Except as described in "Description of Series A Preferred Stock — Book-Entry System," Series A Preferred Stock in certificated form will not be issued in exchange for the global security.
Ranking
The Series A Preferred Stock will be effectively subordinated to all of our existing and future debt and other liabilities. As of December 31, 2003, on a pro forma basis, Genworth Financial, Inc. had outstanding $5,221 million of total liabilities at the holding company level, including $3,629 million of debt. See "Description of Certain Indebtedness." The Series A Preferred Stock also will be effectively subordinated to all existing and future debt and other obligations of our subsidiaries, including liabilities to policyholders and to the creditors of our operating subsidiaries. As of December 31, 2003, on a pro forma basis, our subsidiaries had outstanding $81,629 million of total liabilities, including $1,618 million of debt (excluding, in each case, intercompany liabilities).

Use of proceeds	We will not receive any proceeds from the sale by the selling stockholder of Series A Preferred Stock in this offering or of the Class A Common Stock or the Equity Units in the concurrent offerings.
Listing
We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or for quotation of the Series A Preferred Stock in any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the Series A Preferred Stock. However, the underwriters are not obligated to do so, and any market-making with respect to the Series A Preferred Stock may be discontinued at any time without notice.
Concurrent offerings	Concurrently with this offering, the selling stockholder is publicly offering, by separate prospectuses:
Class A Common Stock	145.0 million shares of our Class A Common Stock, plus up to an additional 21.75 million shares that may be sold pursuant to an over-allotment option.
Equity Units	$600 million of our % Equity Units.
Conditions
The offerings of the Class A Common Stock and Equity Units are conditioned upon the completion of this offering. This offering is conditioned upon the completion of the offerings of the Class A Common Stock and the Equity Units.

        Unless otherwise indicated, all information in this prospectus:

  •
  reflects the consummation of our corporate reorganization, whereby we will acquire substantially all of the assets and liabilities of GEFAHI and acquire certain other GE insurance businesses, in exchange for 489.5 million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note, all as described under "Corporate Reorganization;"

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  assumes an initial public offering price of our Class A Common Stock of $22.00 per share (the midpoint of the price range set in the concurrent offering of Class A Common Stock);

  •
  assumes the over-allotment option in this offering has not been exercised;

  •
  excludes up to 6.1 million shares of Class A Common Stock issuable upon the exercise of 6.1 million unvested stock appreciation rights to be granted on the date of this prospectus, at an exercise price equal to the initial public offering price in the concurrent offering of Class A Common Stock;

  •
  excludes 10.1 million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options to be granted on the date of this prospectus, at an exercise price equal to the initial public offering price in the concurrent offering of Class A Common Stock;

  •
  excludes 4.1 million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued on the date of this prospectus in exchange for unvested GE stock options held by our employees, at a weighted average exercise price of $25.40 per share, and 1.0 million shares of Class A Common Stock issuable upon the exercise of vested employee stock options that will be issued on the date of this prospectus in exchange for vested GE stock options held by our Chairman, President and Chief Executive Officer, at a weighted average exercise price of $16.83 per share;

  •
  excludes up to 0.3 million shares of Class A Common Stock issuable upon the exercise of 0.3 million stock appreciation rights that will be issued on the date of this prospectus in exchange for unvested GE stock appreciation rights;

  •
  excludes 1.4 million shares of Class A Common Stock issuable upon the lapse of restrictions on restricted stock units that will be issued on the date of this prospectus in exchange for GE restricted stock units;

  •
  excludes up to 38.0 million shares of Class A Common Stock available for future issuance under our Genworth Omnibus Incentive Plan, less the number of shares of Class A Common Stock issuable in connection with the stock appreciation rights, stock options and restricted stock units described above; and

  •
  excludes up to         million shares of Class A Common Stock that we will be required to issue to settle the purchase contracts included in our Equity Units.

        The number of our stock options, restricted stock units and stock appreciation rights that will be issued in exchange for GE stock options, restricted stock units and stock appreciation rights will depend upon the initial public offering price of our Class A Common Stock in that concurrent offering and the weighted-average stock price of GE common stock for the trading day immediately prior to the date of this prospectus. Information in this prospectus assumes a price of $30.85 per share of GE common stock, which was the weighted-average stock price on April 27, 2004.

Summary Historical and Pro Forma Financial Information

        The following table sets forth summary historical combined and pro forma financial information. You should read this information in conjunction with the information under "Selected Historical and Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus.

        Prior to the completion of this offering, we will acquire substantially all of the assets and liabilities of GEFAHI. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting. In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI 489.5 million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note.

        We have prepared our combined financial statements as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI including those that will not be transferred to us, as well as the other insurance businesses that we will acquire from other GE subsidiaries, each in connection with our corporate reorganization.

        The unaudited pro forma information set forth below reflects our historical combined financial information, as adjusted to give effect to the transactions described under "Selected Historical and Pro Forma Financial Information" as if each had occurred as of January 1, 2003, in the case of earnings information, and December 31, 2003, in the case of financial position information. The following transactions are reflected in the pro forma financial information:

  •
  the removal of certain businesses of GEFAHI that will not be transferred to us in connection with our corporate reorganization, including the Partnership Marketing Group business, an institutional asset management business and several other small businesses;

  •
  the removal of certain liabilities that we will not assume, including an aggregate of $1.691 billion of commercial paper issued by GEFAHI and short-term borrowings from General Electric Capital Corporation of $548 million that were outstanding as of December 31, 2003;

  •
  the reinsurance transactions with UFLIC, including a capital contribution of $1.836 billion that we will make to UFLIC;

  •
  the issuance of equity and debt securities that we will issue to GEFAHI in exchange for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization; and

  •
  the other adjustments described in the notes to the unaudited pro forma financial statements under "Selected Historical and Pro Forma Financial Information."

        The unaudited pro forma information below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

        In addition to the pro forma adjustments to our historical combined financial statements, various other factors will have an effect on our financial condition and results of operations after the completion of this offering, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Historical					Pro forma
	Years ended December 31,					Year ended December 31,
(Amounts in millions, except per share amounts)	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Earnings Information
Revenues:
Premiums	$6,703	$6,107	$6,012	$5,233	$4,534	$6,252
Net investment income	4,015	3,979	3,895	3,678	3,440	2,928
Net realized investment gains	10	204	201	262	280	38
Policy fees and other income	943	939	993	1,053	751	557

Total revenues	11,671	11,229	11,101	10,226	9,005	9,775

Benefits and expenses:
Benefits and other changes in policy reserves	5,232	4,640	4,474	3,586	3,286	4,191
Interest credited	1,624	1,645	1,620	1,456	1,290	1,358
Underwriting, acquisition, and insurance expenses, net of deferrals	1,942	1,808	1,823	1,813	1,626	1,614
Amortization of deferred acquisition costs and intangibles(3)	1,351	1,221	1,237	1,394	1,136	1,144
Interest expense	140	124	126	126	78	138

Total benefits and expenses	10,289	9,438	9,280	8,375	7,416	8,445

Earnings from continuing operations before income taxes	1,382	1,791	1,821	1,851	1,589	1,330
Provision for income taxes	413	411	590	576	455	395

Net earnings from continuing operations	$969	$1,380	$1,231	$1,275	$1,134	$935

Pro forma earnings from continuing operations per share:
Basic	$1.98					$1.91

Diluted	$1.98					$1.91

Pro forma shares outstanding:
Basic	489.5					489.5

Diluted	490.0					490.0

Selected Segment Information
Total revenues:
Protection	$6,153	$5,605	$5,443	$4,917		$5,839
Retirement Income and Investments	3,781	3,756	3,721	3,137		2,707
Mortgage Insurance	982	946	965	895		982
Affinity(4)	566	588	687	817		—
Corporate and Other	189	334	285	460		247

Total	$11,671	$11,229	$11,101	$10,226		$9,775

Net earnings (loss) from continuing operations:
Protection	$487	$554	$538	$492		$481
Retirement Income and Investments	151	186	215	250		93
Mortgage Insurance	369	451	428	414		369
Affinity(4)	16	(3)	24	(13)		—
Corporate and Other	(54)	192	26	132		(8)

Total	$969	$1,380	$1,231	$1,275		$935

	Historical					Pro forma
	December 31,					December 31,
(Dollar amounts in millions)	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Financial Position Information
Total investments	$78,693	$72,080	$62,977	$54,978	$48,341	$59,778
All other assets	24,738	45,277	41,021	44,598	27,758	38,034

Total assets	$103,431	$117,357	$103,998	$99,576	$76,099	$97,812

Policyholder liabilities	$66,545	$63,195	$55,900	$48,291	$45,042	$66,046
Non-recourse funding obligations(5)	600	—	—	—	—	600
Short-term borrowings	2,239	1,850	1,752	2,258	990	2,400
Long-term borrowings	529	472	622	175	175	529
All other liabilities	17,718	35,088	31,559	35,865	18,646	17,275

Total liabilities	$87,631	$100,605	$89,833	$86,589	$64,853	$86,850

Accumulated nonowner changes in stockholder's interest	$1,672	$835	$(664)	$(424)	$(862)	$1,006
Total stockholder's interest	15,800	16,752	14,165	12,987	11,246	10,962
U.S. Statutory Information
Statutory capital and surplus	7,021	7,207	7,940	7,119	6,140
Asset valuation reserve	413	390	477	497	500

(1)
On August 29, 2003, we sold our Japanese life insurance and domestic auto and homeowners' insurance businesses for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. See note 4 to our combined financial statements, included elsewhere in this prospectus.

(2)
During 2000, we consummated three significant business combinations:

  •
  In July 2000, we reinsured 90% of Travelers' long-term care insurance portfolio and acquired certain related assets for $411 million;

  •
  In April 2000, we acquired 97% of Phoenix American Life Insurance Company for $284 million; and

  •
  Effective March 2000, we acquired the insurance policies and related assets of Toho Mutual Life Insurance Company. Our Japanese life insurance business assumed $21.6 billion of policyholder liabilities and $0.3 billion of accounts payable and accrued expenses and acquired $20.3 billion in cash, investments and other tangible assets through this transaction. We sold this business on August 29, 2003, and its results have been presented as discontinued operations.

(3)
As of January 1, 2002, we adopted Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets, and, in accordance with its provisions, discontinued amortization of goodwill. Goodwill amortization was $84 million, $70 million and $53 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding goodwill amortization included in discontinued operations.

(4)
Reflects the results of businesses that are owned by GEFAHI but will not be transferred to us in connection with our corporate reorganization, including (a) the Partnership Marketing Group business, (b) an institutional asset management business, and (c) several other small businesses that are not part of our core ongoing business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information."

(5)
Reflects non-recourse funding obligations. These obligations are represented by notes that bear a floating rate of interest and mature in 2033. The notes were issued by a wholly-owned captive reinsurance subsidiary of our company to fund certain statutory reserves. Both principal and interest payments are guaranteed by a third-party insurance company.

Recent Developments

        The following table sets forth our historical combined and pro forma financial information as of March 31, 2004 and for the three months ended March 31, 2004 and March 31, 2003. The pro forma financial information is prepared on a basis comparable to the pro forma financial information set forth under "Selected Historical and Pro Forma Financial Information," except that the financial position information as of March 31, 2004 is adjusted to give effect to the transactions described in that section as if each had occurred as of that date.

	Historical		Pro forma
	Three months ended March 31,		Three months ended March 31,
(Amounts in millions, except per share amounts)	2004	2003	2004	2003
Combined Statement of Earnings Information
Revenues:
Premiums	$1,722	$1,585	$1,619	$1,476
Net investment income	1,020	993	755	722
Net realized investment gains	16	21	15	20
Policy fees and other income	263	233	166	137

Total revenues	3,021	2,832	2,555	2,355

Benefits and expenses:
Benefits and other changes in policy reserves	1,348	1,253	1,086	996
Interest credited	396	409	330	343
Underwriting, acquisition, and insurance expenses, net of deferrals	508	488	414	404
Amortization of deferred acquisition costs and intangibles	345	300	286	251
Interest expense	47	28	45	27

Total benefits and expenses	2,644	2,478	2,161	2,021

Earnings from continuing operations before income taxes	377	354	394	334
Provision for income taxes	117	100	128	94

Net earnings from continuing operations	$260	$254	$266	$240

Pro forma earnings from continuing operations per share:
Basic	$0.53	$0.52	$0.54	$0.49

Diluted	$0.53	$0.52	$0.54	$0.49

Pro forma shares outstanding:
Basic	489.5	489.5	489.5	489.5

Diluted	490.0	490.0	490.0	490.0

Selected Segment Information
Total revenues:
Protection	$1,566	$1,476	$1,489	$1,397
Retirement Income and Investments	976	955	725	686
Mortgage Insurance	263	227	263	227
Affinity	139	137	—	—
Corporate and Other	77	37	78	45

Total	$3,021	$2,832	$2,555	$2,355

Net earnings (loss) from continuing operations:
Protection	$124	$131	$123	$124
Retirement Income and Investments	31	42	32	26
Mortgage Insurance	103	85	103	85
Affinity	(2)	—	—	—
Corporate and Other	4	(4)	8	5

Total	$260	$254	$266	$240

        The increases in historical and pro forma net earnings for the three months ended March 31, 2004 compared with the three months ended March 31, 2003 include, in each case, $12 million due to the favorable impact of changes in foreign exchange rates.

	Historical	Pro forma
(Dollar amounts in millions)	As of March 31, 2004	As of March 31, 2004
Combined Statement of Financial Position Information
Total investments	$81,466	$61,776
All other assets	25,070	38,430

Total assets	$106,536	$100,206

Policyholder liabilities	$67,346	$66,841
Non-recourse funding obligations	600	600
Short-term borrowings	2,497	2,401
Long-term borrowings	516	516
All other liabilities	18,152	17,580

Total liabilities	$89,111	$87,938

Accumulated nonowner changes in stockholder's interest	$2,976	$1,987
Total stockholder's interest	17,425	12,268

Protection

        The following table sets forth the historical and pro forma results of operations relating to our Protection segment.

	Historical		Pro forma
	Three months ended March 31,		Three months ended March 31,
(Dollar amounts in millions)	2004	2003	2004	2003
Revenues
Life insurance	$373	$360	$373	$360
Long-term care insurance	606	572	529	493
European payment protection insurance	416	370	416	370
Group life and health insurance	171	174	171	174

Total revenues	$1,566	$1,476	$1,489	$1,397

Segment net earnings
Life insurance	$57	$55	$57	$55
Long-term care insurance	40	42	39	35
European payment protection insurance	20	22	20	22
Group life and health insurance	7	12	7	12

Total segment net earnings	$124	$131	$123	$124

Annualized first-year premiums and deposits(1)
Life insurance(2)	$37	$44	$37	$44
Long-term care insurance	42	62	42	62
Group life and health insurance	26	21	26	21

Total annualized first-year premiums and deposits	$105	$127	$105	$127

Gross written premiums
European payment protection insurance	$179	$373	$179	$373

(1)
Annualized first-year premiums and deposits reflect the amount of business we generated during each period shown and do not include renewal premiums or deposits on policies written during prior periods. We consider annualized first-year premiums and deposits to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

(2)
Includes annualized first-year premiums of $26 million and $31 million in the three months ended March 31, 2004 and 2003, respectively, and deposits of $11 million and $13 million in the three months ended March 31, 2004 and 2003, respectively.

        Segment net earnings decreased by $7 million, or 5%, to $124 million for the three months ended March 31, 2004 from $131 million for the three months ended March 31, 2003. This decrease was primarily the result of decreases in net earnings for group life and health, long-term care and European payment protection insurance products, offset in part by an increase in net earnings for life insurance products. The decrease in group life and health insurance was primarily attributable to higher lapse rates in our dental insurance and administration fee products, as well as higher claims incidence in our life insurance products. The decrease in long-term care insurance was primarily attributable to the loss of $4 million of investment income resulting from a reallocation of capital from our long-term care insurance business to our Corporate and Other segment. The decrease in long-term care insurance was offset in part by growth of the in-force block. The decrease in European payment protection insurance was primarily the result of increased claims in our run-off block of U.K. travel insurance and the loss of certain foreign tax benefits, offset in part by $3 million due to the favorable impact of changes in foreign exchange rates.

        Pro forma segment net earnings decreased $1 million, or 1%, to $123 million for the three months ended March 31, 2004 from $124 million for the three months ended March 31, 2003. Pro forma segment net earnings differ from historical segment net earnings due primarily to the reinsurance with UFLIC of the block of long-term care insurance policies that we reinsured from Travelers in 2000. Pro forma net earnings for long-term care insurance increased $4 million, or 11%, to $39 million for the three months ended March 31, 2004 from $35 million for the three months ended March 31, 2003.

        Annualized first-year premiums and deposits for our life insurance products decreased $7 million, or 16%, to $37 million for the three months ended March 31, 2004 from $44 million for the three months ended March 31, 2003. This decrease was primarily a result of term life insurance price increases implemented in March 2003 that contributed to lower sales of term life insurance in the remainder of 2003 and the three months ended March 31, 2004.

        In the third quarter of 2003, we started selling our newest long-term care insurance products in selected markets. These products were priced to achieve our target returns on capital and to reflect new features and benefits, trends in lapse rates, interest rates, morbidity and adverse claims experience in certain higher risk policyholder classes. Our pricing strategy for these products has contributed to lower sales in recent periods, with annualized first-year premiums for our long-term care insurance products decreasing $20 million, or 32%, to $42 million for the three months ended March 31, 2004 from $62 million for the three months ended March 31, 2003. We believe that our pricing strategy is appropriate relative to the underlying risk exposure of these products and that it will lead to increased net earnings over time.

        Gross written premiums for our European payment protection insurance products decreased $194 million, or 52%, to $179 million for the three months ended March 31, 2004 from $373 million for the three months ended March 31, 2003. To enable us to achieve our targeted returns on capital on our European payment protection insurance products, we decided not to renew certain distribution relationships in the U.K. market. As a result of that decision, gross written premiums in the U.K. decreased by 84%, to $46 million for the three months ended March 31, 2004 from $279 million for the three months ended March 31, 2003. This decline in the U.K. was partially offset in Continental Europe, where gross written premiums increased by 42%, to $133 million for the three months ended March 31, 2004 from $94 million for the three months ended March 31, 2003.

        Annualized first-year premiums for our group life and health insurance products increased $5 million, or 24%, to $26 million for the three months ended March 31, 2004 from $21 million for the three months ended March 31, 2003. This increase was primarily a result of a 53% increase in annualized first-year premiums attributable to growth in our dental, disability and life insurance products.

Retirement Income and Investments

        The following table sets forth the historical and pro forma results of operations relating to our Retirement Income and Investments segment.

	Historical		Pro forma
	Three months ended March 31,		Three months ended March 31,
	2004	2003	2004	2003
(Dollar amounts in millions)
Revenues
Spread-based retail products	$788	$781	$584	$562
Spread-based institutional products	76	95	76	95
Fee-based products	112	79	65	29

Total revenues	$976	$955	$725	$686

Segment net earnings
Spread-based retail products	$22	$33	$17	$19
Spread-based institutional products	6	11	6	11
Fee-based products	3	(2)	9	(4)

Total segment net earnings	$31	$42	$32	$26

Annualized first-year premiums and deposits(1)
Spread-based retail products(2)	$643	$683	$643	$683
Spread-based institutional products(3)	501	783	501	783
Fee-based products	517	557	517	557

Total annualized first-year premiums and deposits	$1,661	$2,023	$1,661	$2,023

(1)
Annualized first-year premiums and deposits reflect the amount of business we generated during each period shown and do not include renewal premiums or deposits on policies written during prior periods. We consider annualized first-year premiums and deposits to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

(2)
Includes annualized first-year premiums of $277 million and $258 million in the three months ended March 31, 2004 and 2003, respectively, and deposits of $366 million and $425 million in the three months ended March 31, 2004 and 2003, respectively.

(3)
Deposits on spread-based institutional products include contracts that have matured but are redeposited with our company. For the three months ended March 31, 2004 and 2003, the amounts of customer redeposits were $177 million and $275 million, respectively.

        Segment net earnings decreased $11 million, or 26%, to $31 million for the three months ended March 31, 2004 from $42 million for the three months ended March 31, 2003. This decrease was primarily the result of declining yields on invested assets, resulting in lower earnings from our spread-based retail and institutional products. The decrease was also the result of favorable mortality experience in our structured settlement business during the three months ended March 31, 2003 that did not recur in the three months ended March 31, 2004. Segment net earnings were favorably affected by an increase in fees earned pursuant to new arrangements we entered into, effective as of January 1, 2004, to provide investment administrative services related to a pool of municipal guaranteed investment contracts, or GICs, issued by affiliates of GE.

        Pro forma segment net earnings increased $6 million, or 23%, to $32 million for the three months ended March 31, 2004 from $26 million for the three months ended March 31, 2003. Pro forma segment net earnings differ from historical segment net earnings due to the reinsurance with UFLIC of our in-force blocks of structured settlements and substantially all of our in-force blocks of variable annuities. Pro forma net earnings for spread-based retail products decreased $2 million in the three months ended March 31, 2004 from the three months ended March 31, 2003, and historical net earnings decreased $11 million over the same periods. Pro forma net earnings for fee-based products increased $13 million in the three months ended March 31, 2004 from the three months ended March 31, 2003, and historical net earnings increased $5 million over the same periods.

        Annualized first-year premiums and deposits for our spread-based retail products decreased $40 million, or 6%, to $643 million for the three months ended March 31, 2004 from $683 million for the three months ended March 31, 2003. This decrease was primarily the result of lower sales of structured settlements and deposits for fixed annuities, offset in part by an increase in sales of income annuities. The decrease in structured settlements was primarily due to our decision to write those contracts on an opportunistic basis where we are able to achieve our targeted returns. The decrease in fixed annuities was primarily due to lower minimum guaranteed crediting rates introduced throughout 2003, which resulted in lower sales in the three months ended March 31, 2004, compared to the three months ended March 31, 2003. Deposits for our spread-based institutional products decreased $282 million, or 36%, to $501 million for the three months ended March 31, 2004 from $783 million for the three months ended March 31, 2003. The decrease in spread-based institutional products was primarily due to fewer requests for bids following the announcement in November 2003 of our planned separation from GE. We believe this decrease was due primarily to the limited availability to our customers of information about our company prior to the completion of this offering. Deposits for our fee-based products decreased $40 million, or 7%, to $517 million for the three months ended March 31, 2004 from $557 million for the three months ended March 31, 2003. This decrease was primarily the result of lower sales of variable annuities, which we believe was attributable to a market shift to variable annuity products with certain guaranteed benefit features that we did not offer during the three months ended March 31, 2004.

Mortgage Insurance

        The following table sets forth the historical results of operations relating to our Mortgage Insurance segment. The Mortgage Insurance segment's results are not affected by any of the pro forma adjustments.

	Historical
	Three months ended March 31,
(Dollar amounts in millions)	2004	2003
Revenues
U.S. mortgage insurance	$154	$170
International mortgage insurance	109	57

Total revenues	$263	$227

Segment net earnings
U.S. mortgage insurance	$59	$57
International mortgage insurance	44	28

Total segment net earnings	$103	$85

New insurance written
U.S. mortgage insurance	$6,798	$14,530
International mortgage insurance	10,905	6,257

Total new insurance written	$17,703	$20,787

        Segment net earnings increased $18 million, or 21%, to $103 million for the three months ended March 31, 2004 from $85 million for the three months ended March 31, 2003. This increase was primarily the result of a $16 million increase in international net earnings, attributable to higher levels of insurance in force and invested assets. The increase in our international net earnings included $9 million due to the favorable impact of changes in foreign exchange rates. Net earnings of our U.S. mortgage business increased $2 million, primarily as a result of lower underwriting costs due to lower mortgage refinance activity. The lower mortgage refinancing activity resulted in increased persistency in our U.S. mortgage insurance business, with policy cancellation rates in our U.S. flow mortgage insurance business decreasing to 32% for the three months ended March 31, 2004 from 53% for the three months ended March 31, 2003.

        New insurance written decreased $3,084 million, or 15%, to $17,703 million for the three months ended March 31, 2004 from $20,787 million for the three months ended March 31, 2003. This decrease was primarily the result of a $7,732 million decrease in U.S. new insurance written, primarily attributable to lower mortgage refinancing activity. The decrease in U.S. new insurance written was offset in part by a $4,648 million increase in international new insurance written. The increase in our international new insurance written included $2,168 million due to the favorable impact of changes in foreign exchange rates.

Affinity

        Segment net earnings on a historical basis decreased $2 million to a ($2) million loss for the three months ended March 31, 2004. Pro forma financial information is not presented for the Affinity segment because we will not acquire any of the Affinity segment businesses from GEFAHI.

Corporate and Other

        Segment net earnings increased $8 million, or 200%, to $4 million for the three months ended March 31, 2004 from $(4) million for the three months ended March 31, 2003. Pro forma segment net earnings increased $3 million, or 60%, to $8 million for the three months ended March 31, 2004 from $5 million for the three months ended March 31, 2003. The increase in net earnings was due primarily to $4 million of increased investment income resulting from a reallocation of capital from our long-term care insurance business to our Corporate and Other segment. The increase in net earnings was also the result of increases in policy fees and other income that were offset in part by an increase in interest expense, both of which related to the securitization entities that were consolidated in our financial statements in connection with our adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities, on July 1, 2003. Pro forma net earnings in our Corporate and Other segment were higher than historical segment net earnings due to higher invested assets in the Corporate and Other segment after giving effect to the reinsurance transactions with UFLIC.

New Accounting Pronouncement

        On January 1, 2004 we adopted American Institute of Certified Public Accountants Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 provides guidance on separate account presentation and valuation, the accounting for sales inducements and the classification and valuation of long-duration contract liabilities. Prior to adopting SOP 03-1 we held reserves for both variable annuity guaranteed minimum death benefits and the higher-tier annuitization benefit on two-tiered annuities. To record these reserves in accordance with SOP 03-1, we released $10 million, or 7%, of our two-tiered annuity reserves as well as $3 million of guaranteed minimum death benefit reserves. After giving effect to the impact of the additional deferred acquisition cost amortization related to these reserve releases, we recorded a $5 million benefit in cumulative effect of accounting changes, net of taxes, which is not reflected in net earnings from continuing operations.

Risk Factors

        You should carefully consider the following risks before investing in our Series A Preferred Stock. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our Series A Preferred Stock to decline. You could lose part or all of your investment.

Risks Relating to Our Businesses

Interest rate fluctuations could adversely affect our business and profitability.

        Our insurance and investment products are sensitive to interest rate fluctuations and expose us to the risk that falling interest rates will reduce our "spread," or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must pay policyholders and contractholders. Because we may reduce the interest rates we credit on most of these products only at limited, pre-established intervals, and because some of them have guaranteed minimum crediting rates, declines in interest rates may adversely affect the profitability of those products. For example, interest rates declined to unusually low levels from 2001 to 2003. During this period, our net earnings from spread-based products, such as fixed and income annuities and guaranteed investment contracts, declined from $207 million for the year ended December 31, 2001 to $138 million for the year ended December 31, 2003.

        During periods of increasing market interest rates, we must offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we must increase crediting rates on in-force products to keep these products competitive. In addition, increases in market interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts and requests for policy loans, as policyholders and contractholders seek to shift assets to products with perceived higher returns. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on our financial condition and results of operations. An increase in policy surrenders and withdrawals also may require us to accelerate amortization of deferred acquisition costs or other intangibles or cause an impairment of goodwill, which would reduce our net earnings.

        Our long-term care insurance products also expose us to the risk of interest rate fluctuations. The pricing and expected future profitability of these products are based in part on expected investment returns. Over time, long-term care insurance products generally produce positive cash flows as customers pay periodic premiums, which we invest as we receive them. Declining interest rates may reduce our ability to achieve our targeted investment margins and may adversely affect the profitability of our long-term care insurance products.

        In our mortgage insurance business, rising interest rates generally reduce the volume of new mortgages, resulting in a decrease in the volume of new insurance written. Rising interest rates also can increase the monthly mortgage payments for insured homeowners with adjustable rate mortgages, or ARMs, which could have the effect of increasing default rates on ARM loans and thereby increasing our exposure on our mortgage insurance policies. This is particularly relevant in our non-U.S. mortgage insurance business, where ARMs are the predominant mortgage product. Declining interest rates increase the rate at which insured borrowers refinance their existing mortgages, thereby resulting in cancellations of the mortgage insurance covering the refinanced loans. Declining interest rates also generally are associated with home price appreciation, which may provide insured borrowers the option of canceling their mortgage insurance coverage earlier than we anticipated in pricing that coverage. These cancellations could have an adverse effect on our results from our mortgage insurance business.

        Interest rate fluctuations also could have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities also may decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we may have to invest the cash proceeds of these securities in lower-yielding or lower-credit instruments. Declining interest rates from 2001 to 2003 contributed to a decrease in our weighted average investment yield from 6.5% for the year ended December 31, 2001 to 5.2% for the year ended December 31, 2003. For additional information regarding our investment portfolio, see "Business—Investments." For additional information regarding the sensitivity of the fixed maturities in our investment portfolio to interest rate fluctuations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Sensitivity analysis."

Downturns and volatility in equity markets could adversely affect our business and profitability.

        Significant downturns and volatility in equity markets could have an adverse effect on our financial condition and results of operations in three principal ways. First, market downturns and volatility may cause potential new purchasers of our products to refrain from purchasing products, such as variable annuities and variable life insurance, that have returns linked to the performance of the equity markets and may cause current policyholders and contractholders to withdraw cash values from those products. The sharp declines in the equity markets during 2001 and 2002 have had adverse impacts on our sales of variable annuities and other products linked to equity markets. For example, our deposits for variable annuities decreased by 28% from $2,309 million for the year ended December 31, 2001 to $1,667 million for the year ended December 31, 2002.

        Second, downturns and volatility in equity markets can have an adverse effect on the revenues and returns from our separate account and private asset management products and services. Because these products depend on fees related primarily to the value of assets under management, declines in the equity markets have reduced our revenues by reducing the value of the investment assets we manage. For example, the recent equity market downturn caused a reduction in the value of the separate account assets underlying our variable life insurance policies, variable annuities and assets under management. As a result, our policy fees and other income in our Retirement Income and Investments segment decreased by 7% from $243 million for the year ended December 31, 2002 to $225 million for the year ended December 31, 2003. In addition, some of our variable annuity products contain guaranteed minimum death benefits and guaranteed minimum income payments tied to the investment performance of the assets held within the variable annuity. A significant market decline could result in declines in account values which could increase our payments under the guaranteed minimum death benefits and certain income payments in connection with variable annuities, which could have an adverse effect on our financial condition and results of operations.

        Third, we are exposed to equity risk on our holdings of common stock and other equities. An economic downturn, corporate malfeasance or a variety of other factors could cause declines in the value of our equity portfolio and cause our net earnings to decline. For additional information regarding the sensitivity of the equity securities in our investment portfolio to equity market fluctuations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Sensitivity analysis."

Defaults in our fixed-income securities portfolio may reduce our earnings.

        Issuers of the fixed-income securities that we own may default on principal and interest payments. As of each of December 31, 2003 and 2002, 93% of our fixed maturities had ratings equivalent to investment-grade. Nevertheless, as a result of the economic downturn and recent corporate malfeasance, the number of companies defaulting on their debt obligations increased dramatically in 2001 and 2002. As of December 31, 2003 and 2002, we had fixed maturities in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $190 million and $181 million, respectively. An economic downturn, further events of corporate malfeasance or a variety of other factors could cause declines in the value of our fixed maturities porfolio and cause our net earnings to decline.

        We recognized gross capital gains of $473 million, $790 million and $814 million for the years ended December 31, 2003, 2002 and 2001, respectively. We realized these capital gains in part to offset default-related losses during those periods. However, capital gains may not be available in the future, and if they are, we may elect not to recognize capital gains to offset losses.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our financial condition and results of operations.

        Financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our products, the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have a significant adverse effect on our financial condition and results of operations in many ways, including:

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  reducing new sales of insurance products, annuities and other investment products;

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  adversely affecting our relationships with independent sales intermediaries and our dedicated sales specialists;

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  materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

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  requiring us to reduce prices for many of our products and services to remain competitive; and

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  adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

        In connection with our initial public offering and separation from GE, our principal life insurance companies were downgraded from financial strength ratings of "AA" (Very Strong) by S&P and "Aa2" (Excellent) by Moody's, to "AA-" (Very Strong) and "Aa3" (Excellent), respectively. In addition, as a result of our 2003 decision to reduce excess capital at our mortgage insurance subsidiaries, our mortgage insurance companies were downgraded from financial strength ratings of "AAA" (Extremely Strong) by S&P and Fitch and "Aaa" (Exceptional) by Moody's to "AA" (Very Strong) by S&P and Fitch and "Aa2" (Excellent) by Moody's. Although we do not believe that these downgrades have negatively affected our business overall in any material respect, we cannot assure you that they will not have an adverse effect over time or that our ratings will not be further downgraded in the future. The "AA" and "AA-" ratings are the third- and fourth-highest of S&P's 21 ratings categories, respectively. The "Aa2" and "Aa3" ratings are the third- and fourth-highest of Moody's 21 ratings categories, respectively. The "AA" rating is the third-highest of Fitch's 24 ratings categories.

        The charters of the Federal National Mortgage Corporation, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, only permit them to buy high loan-to-value mortgages that are insured by a "qualified insurer," as determined by each of them. Their current rules effectively provide that they will accept mortgage insurance only from private mortgage insurers with financial strength ratings of at least "AA-" by S&P and "Aa3" by Moody's. If our mortgage insurance companies' financial strength ratings decrease below the thresholds established by Fannie Mae and Freddie Mac, we would not be able to insure mortgages purchased by Fannie Mae or Freddie Mac. Approximately 68% of the loans we insured in the U.S. during the year ended December 31, 2003 were sold to either Fannie Mae or Freddie Mac. An inability to insure mortgage loans sold to Fannie Mae or Freddie Mac, or their transfer of our existing policies to an alternative mortgage insurer, would have an adverse effect on our financial condition and results of operations.

        In 2003, the U.S. Office of Federal Housing Enterprise Oversight announced a risk-based capital rule that treats credit enhancements issued by private mortgage insurers with financial strength ratings of "AAA" more favorably than those issued by "AA" rated insurers. Neither Fannie Mae nor Freddie Mac has adopted policies that distinguish between "AA" rated and "AAA" rated mortgage insurers.

However, if Fannie Mae or Freddie Mac adopts policies that treat "AAA" rated insurers more favorably than "AA" rated insurers, our competitive position may suffer.

        Our mortgage insurance subsidiaries in Canada and Australia are also subject to local regulations that require them to maintain specified financial strength ratings to continue their operations.

        In addition to the financial strength ratings of our insurance subsidiaries, ratings agencies also publish credit ratings for our company. The credit ratings have an impact on the interest rates we pay on the money we borrow. Therefore, a downgrade in our credit ratings could increase our cost of borrowing and have an adverse effect on our financial condition and results of operations.

The ratings of our insurance subsidiaries are not evaluations directed to the protection of investors in our common stock.

        The ratings of our insurance subsidiaries described under "Business—Financial Strength Ratings" reflect each rating agency's current opinion of each subsidiary's financial strength, operating performance and ability to meet obligations to policyholders and contractholders. These factors are of concern to policyholders, contractholders, agents, sales intermediaries and lenders. Ratings are not evaluations directed to the protection of investors in our common stock. They are not ratings of our common stock and should not be relied upon when making a decision to buy, hold or sell our shares of common stock or any other security. In addition, the standards used by rating agencies in determining financial strength are different from capital requirements set by state insurance regulators. We may need to take actions in response to changing standards set by any of the ratings agencies, as well as statutory capital requirements, which could cause our business and operations to suffer.

If our reserves for future policy benefits and claims are inadequate, we may be required to increase our reserve liabilities, which could adversely affect our results of operations and financial condition.

        We establish reserve liabilities to provide for future obligations under our insurance policies, annuities and other investment products, and mortgage insurance contract underwriting arrangements. Reserves do not represent an exact calculation of liability, but rather are estimates of expected net policy and contract benefits and claims payments over time. Our reserving assumptions and estimates require significant judgments and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual benefit and claim payments, the timing of those payments, or whether the assets supporting our policy and contract liabilities will increase to the levels we estimate before payment of benefits or claims. We continually monitor our reserves. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could adversely affect our results of operations and financial condition. For more information on how we set our reserves, see "Business—Reserves."

As a holding company, we depend on the ability of our subsidiaries to transfer funds to us to pay dividends and to meet our obligations.

        We will act as a holding company for our insurance subsidiaries and will not have any significant operations of our own. Dividends from our subsidiaries and permitted payments to us under our tax sharing arrangements with our subsidiaries will be our principal sources of cash to pay stockholder dividends and to meet our obligations. These obligations will include our operating expenses, interest and principal on debt and contract adjustment payments on our Equity Units. These obligations also include amounts we will owe to GE under the tax matters agreement that we and GE will enter into prior to the completion of this offering. If the cash we receive from our subsidiaries pursuant to dividend payment and tax sharing arrangements is insufficient for us to fund any of these obligations, we may be required to raise cash through the incurrence of debt, the issuance of additional equity or the sale of assets.

        The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. See "Regulation." During the years ended December 31, 2003, 2002 and 2001, we received dividends from our insurance subsidiaries of $1,472 million ($1,400 million of which were deemed "extraordinary"), $840 million ($375 million of which were deemed "extraordinary") and $410 million (none of which were deemed "extraordinary"), respectively. In addition, during the years ended December 31, 2003, 2002 and 2001, we received dividends from insurance subsidiaries related to discontinued operations of $495 million, $62 million and $0, respectively. Based on statutory results as of December 31, 2003, our subsidiaries could pay dividends of $1,121 million to us in 2004 without obtaining regulatory approval. However, as a result of the dividends we will pay in connection with our corporate reorganization, most of our insurance subsidiaries will not be able to pay us any additional dividends for the twelve months following this offering without prior regulatory approval. As part of our corporate reorganization, we will retain cash at the holding company level which we believe will be adequate to fund our dividend payments, debt service, obligations under the tax matters agreement and other obligations until our subsidiaries can resume paying dividends to us. In addition, the ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our stockholders, are subject to various conditions imposed by the rating agencies for us to maintain our ratings.

Some of our investments are relatively illiquid.

        Our investments in privately placed fixed maturities, mortgage loans, policy loans, limited partnership interests, real estate and restricted investments held by securitization entities are relatively illiquid. These asset classes represented approximately 30% of the carrying value of our total cash and invested assets as of December 31, 2003, on a pro forma basis. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. For example, our floating rate funding agreements generally contain "put" provisions through which a contractholder may terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. As of December 31, 2003, the aggregate amount of our outstanding funding agreements with put option features was approximately $2.4 billion, and the aggregate amount of funding agreements with put option notice periods of 30 days or less was $450 million. If an unexpected number of contractholders exercise this right and we are unable to access other liquidity sources, we may have to liquidate assets quickly. Our inability to quickly dispose of illiquid investments could have an adverse effect on our financial condition and results of operations.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

        Our businesses are subject to intense competition. We believe the principal competitive factors in the sale of our products are product features, price, commission structure, marketing and distribution arrangements, brand, reputation, financial strength ratings and service.

        Many other companies actively compete for sales in our protection and retirement income and investments markets, including other major insurers, banks, other financial institutions and specialty providers. The principal direct and indirect competitors for our mortgage insurance business include other private mortgage insurers, as well as federal and state governmental and quasi-governmental agencies in the U.S., including the Federal Housing Administration, or FHA, and to a lesser degree, the Veterans Administration, or VA, Fannie Mae and Freddie Mac, as well as local and state housing finance agencies. We also compete in our mortgage insurance business with structured transactions in the capital markets and with other financial instruments designed to manage credit risk, such as credit default swaps and credit linked notes, with lenders who forego mortgage insurance, or self-insure, on loans held in their portfolios, and with lenders that provide mortgage reinsurance through captive mortgage reinsurance programs. In Canada and some European countries, our mortgage insurance business competes directly with government entities, which provide comparable mortgage insurance. Government entities with which we compete typically do not have the same capital requirements and do not have the same profit objectives as we do. Although private companies, such as our company, establish pricing terms for their products to achieve targeted returns, these government entities may offer products on terms designed to accomplish social or political objectives or reflect other non-economic goals.

        In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years have intensified pressure on margins and production levels and have increased the level of competition in many of our business lines.

We may be unable to attract and retain independent sales intermediaries and dedicated sales specialists.

        We distribute our products through financial intermediaries, independent producers and dedicated sales specialists. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and our financial strength ratings, the marketing and services we provide to them and the strength of the relationships we maintain with individuals at those firms. From time to time, due to competitive forces, we have experienced unusually high attrition in particular sales channels for specific products. Our inability to continue to recruit productive independent sales intermediaries and dedicated sales specialists, or our inability to retain strong relationships with the individual agents at our independent sales intermediaries, could have an adverse effect on our financial condition and results of operations.

If the counterparties to our reinsurance arrangements or to the derivative instruments we use to hedge our business risks default, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.

        We use reinsurance and derivative instruments to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverable owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer's insolvency or inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have an adverse effect on our financial condition and results of operations.

        Prior to the completion of this offering, we will cede to UFLIC, effective as of January 1, 2004, policy obligations under our structured settlement contracts, which had reserves of $12.0 billion, and our variable annuity contracts, which had general account reserves of $2.8 billion and separate account reserves of $7.9 billion, in each case as of December 31, 2003. These contracts represent substantially all of our contracts that were in force as of December 31, 2003 for these products. In addition, effective as of January 1, 2004, we will cede to UFLIC policy obligations under a block of long-term care insurance policies that we reinsured from Travelers, which had reserves of $1.5 billion as of December 31, 2003. UFLIC has agreed to establish trust accounts for our benefit to secure its obligations under the reinsurance arrangements, and General Electric Capital Corporation, an indirect subsidiary of GE, or GE Capital, has agreed to maintain UFLIC's risk-based capital above a specified minimum level. If UFLIC becomes insolvent notwithstanding this agreement, and the amounts in the trust accounts are insufficient to pay UFLIC's obligations to us, our financial condition and results of operations could be materially adversely affected. See "Arrangements between GE and our Company—Reinsurance Transactions."

        In addition, we use derivative instruments to hedge various business risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps and options to enter into interest rate and currency swaps with a number of counterparties. If our counterparties fail to honor their obligations under the derivative instruments, our hedges of the related risk will be ineffective. That failure could have an adverse effect on our financial condition and results of operations.

Fluctuations in foreign currency exchange rates and international securities markets could negatively affect our profitability.

        Our international operations generate revenues denominated in local currencies. For the years ended December 31, 2003, 2002 and 2001, respectively, 18%, 14% and 14% of our revenues, and 26%, 12% and 11% of our net earnings from continuing operations were generated by our international operations. We generally invest cash generated by our international operations in securities denominated in local currencies. As of December 31, 2003 and 2002, approximately 5% of our invested assets were held by our international operations and were invested primarily in non-U.S.-denominated securities. Although investing in securities denominated in local currencies limits the effect of currency exchange rate fluctuation on local operating results, we remain exposed to the impact of fluctuations in exchange rates as we translate the operating results of our foreign operations into our combined financial statements. We currently do not hedge this exposure, and as a result, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. For example, our net earnings for the year ended December 31, 2003 included approximately $25 million due to the favorable impact of changes in foreign exchange rates. In addition, because we derive a significant portion of our earnings from non-U.S.-denominated revenue, our results of operations could be adversely affected to the extent the dollar value of non-U.S.-denominated revenue is reduced due to a strengthening U.S. dollar.

        In addition, our investments in non-U.S.-denominated securities are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S. For additional information regarding the sensitivity of our net earnings to foreign currency exchange rate fluctuations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Sensitivity analysis."

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

        Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our non-U.S. insurance operations are regulated principally by insurance regulatory authorities in the jurisdictions in which they are domiciled.

        State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things:

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  licensing companies and agents to transact business;

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  calculating the value of assets to determine compliance with statutory requirements;

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  mandating certain insurance benefits;

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  regulating certain premium rates;

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  reviewing and approving policy forms;

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  regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

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  establishing statutory capital and reserve requirements and solvency standards;

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  fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

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  approving changes in control of insurance companies;

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  restricting the payment of dividends and other transactions between affiliates; and

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  regulating the types, amounts and valuation of investments.

State insurance regulators and the National Association of Insurance Commissioners, or NAIC, regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations are often made for the benefit of the consumer at the expense of the insurer and thus could have an adverse effect on our financial condition and results of operations.

        Our mortgage insurance business is subject to additional laws and regulations. For a discussion of the risks associated with those laws and regulations, see "—Risks Relating to Our Mortgage Insurance Business—Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance."

        Currently, the U.S. federal government does not regulate directly the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, legislation has been introduced in the U.S. Senate, which, if enacted, would establish comprehensive and exclusive federal regulation over all "interstate insurers." This legislation would repeal the McCarran-Ferguson antitrust exemption for the business of insurance. It would also establish a Federal Insurance Regulatory Commission within the Department of Commerce that would have exclusive regulatory jurisdiction over life and property and casualty insurers that do business in more than one U.S. jurisdiction. The legislation would establish comprehensive federal regulatory oversight over such insurers, including licensing, solvency supervision, accounting and auditing practices, form and rate approval, and market conduct examination. In particular, the legislation would provide for price regulation of life insurance products, which is not now a feature of state regulation of life insurance and could affect the profitability of this business. The legislation also would establish a National Insurance Guaranty Fund which may be empowered to collect pre-funded assessments that are different from, and potentially greater than, current state guaranty fund assessment levels.

        The Federal Trade Commission and the Federal Communications Commission have promulgated regulations governing telemarketing practices, including the implementation of a national Do-Not-Call Registry. These regulations require telemarketers under the jurisdiction of either agency to consult the Do-Not-Call Registry periodically and to remove from telemarketing lists any telephone numbers on that registry before making telemarketing calls. Under the McCarran-Ferguson Act, insurers are not subject to these regulations to the extent that their telemarketing activities constitute the "business of insurance" regulated by state law. Nevertheless, we believe it is not clear whether either agency will attempt to assert jurisdiction over any insurer that engages in telemarketing activities. We believe these regulations already have had an adverse effect, and may have a further adverse effect, on our sales of insurance products, such as long-term care insurance, that we market partly through telemarketing calls.

        Our international operations are subject to regulation in the relevant jurisdictions in which they operate, which in many ways is similar to that of the state regulation outlined above. See "Regulation—International Regulation."

        Many of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products. Accordingly, these changes could have an adverse effect on our financial condition and results of operation.

        Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may increase materially our direct and indirect compliance and other expenses of doing business, thus having an adverse effect on our financial condition and results of operations. For a further discussion of the regulatory framework in which we operate, see "Regulation."

Legal and regulatory investigations and actions are common in the insurance business and may result in financial losses and harm our reputation.

        We face significant risks of litigation and regulatory investigations and actions in connection with our activities as an insurer, financial services provider, employer, investment adviser, securities issuer, investor and taxpayer. These lawsuits and regulatory actions may be difficult to assess or quantify and may seek recovery of very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business.

        Life insurance companies historically have been subject to substantial litigation resulting from policy disputes and other matters. Most recently, they have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Judgments or negotiated settlements of such claims have had an adverse impact on the financial condition and results of operations of other insurance companies. We recently agreed to settle one such case and have established what we believe are adequate reserves to bring the matter to a conclusion. Substantial legal liability in any of these or future legal or regulatory actions could have an adverse financial effect or cause significant reputational harm. For further details regarding the litigation in which we are involved, see "Business—Legal Proceedings."

We have significant operations in India that could be adversely affected by changes in the political or economic stability of India or government policies in India, the U.S. or Europe.

        Through an arrangement with an affiliate of GE, we have a substantial team of professionals in India who provide a variety of services to our insurance operations, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing. See "Arrangements Between GE and Our Company—Relationship with GE—Arrangements Regarding Our Operations in India." The development of our operations center in India has been facilitated partly by the liberalization policies pursued by the Indian government over the past decade. The current government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting our business could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

        The political climate in the U.S. also could change so that it would not be practical for us to use international operations centers, such as call centers. This could adversely affect our ability to maintain or create low-cost operations outside the U.S. For example, a bill recently introduced in the U.S. Senate, entitled "The Call Center Consumer's Right To Know Act," would, if enacted, require employees of call centers used by a U.S. company to disclose their physical location at the beginning of each telephone call. An identical bill recently was introduced in the U.S. House of Representatives. Similar legislation also is pending in several states in which we operate. We believe the intent of this legislation is to alert consumers to the use of call centers that are located outside the U.S. If enacted, this legislation could result in consumer pressure to curtail our use of low-cost operations outside the U.S., which could reduce the cost benefits we currently realize from using them.

        Similarly, the political or regulatory climate in Europe could change in ways which would inhibit our ability to use international operations centers. For example, changes in European privacy regulations, or more stringent interpretation or enforcement of these regulations, could require us to curtail our use of low-cost operations in India to service our European businesses, which could reduce the cost benefits we currently realize from using these operations.

The continued threat of terrorism, the occurrence of terrorist acts and ongoing military actions could adversely affect our financial condition and results of operations.

        The continued threat of terrorism and ongoing military actions, as well as heightened security measures in response to these threats and actions, may cause significant volatility in global financial markets, disruptions to commerce and reduced economic activity. These consequences could have an adverse effect on the value of the assets in our investment portfolio. We cannot predict whether, and the extent to which, companies in which we maintain investments may suffer losses as a result of financial, commercial or economic disruptions, or how any such disruptions might affect the ability of those companies to pay interest or principal on their securities. The continued threat of terrorism also could result in increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, the occurrence of terrorist actions could result in higher claims under our insurance policies than we had anticipated. For example, we incurred approximately $25 million in losses related to the terrorist events of September 11, 2001.

Risks Relating to Our Protection and Retirement Income and Investments Segments

We may face losses if morbidity rates, mortality rates or unemployment rates differ significantly from our pricing expectations.

        We set prices for our life insurance, long-term care insurance, European payment protection insurance and some annuity products based upon expected claims and payment patterns, using assumptions for morbidity rates, or likelihood of sickness, and mortality rates, or likelihood of death, of our policyholders and contractholders. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. For example, if morbidity rates are higher, or mortality rates are lower, than our pricing assumptions, we could be required to make greater payments under long-term care insurance policies and annuity contracts than we had projected. Conversely, if mortality rates are higher than our pricing assumptions, we could be required to make greater payments under our life insurance and European payment protection policies and annuity contracts with guaranteed minimum death benefits than we had projected.

        The risk that our claims experience may differ significantly from our pricing assumptions is particularly significant for our long-term care insurance products. Long-term care insurance policies provide for long-duration coverage and, therefore, our actual claims experience will emerge over many years after pricing assumptions have been established. Moreover, as a relatively new product in the market, long-term care insurance does not have the extensive claims experience history of life insurance, and as a result, our ability to forecast future claim rates for long-term care insurance is more limited than for life insurance.

        We use assumptions regarding unemployment levels in pricing our European payment protection insurance. If those unemployment levels are higher than our pricing assumptions, the claims frequency could be higher for our European payment protection insurance business than we had projected.

We may be required to accelerate the amortization of deferred acquisition costs and the present value of future profits, which would increase our expenses and reduce profitability.

        Deferred acquisition costs, or DAC, represent costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, direct mail and printing costs, sales material and some support costs, such as underwriting and policy and contract issuance expenses. Under U.S. GAAP, DAC is deferred and recognized over the expected life of the policy or contract in relation to either the premiums or gross profits from that policy or contract. In addition, when we acquire a block of insurance policies or investment contracts, we assign a portion of the purchase price to the right to receive future net cash flows from existing insurance and investment contracts and policies. This intangible asset, called the present value of future profits, or PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. We amortize the value of this intangible asset in a manner similar to the amortization of DAC.

        Our amortization of DAC and PVFP generally depends upon anticipated profits from investments, surrender and other policy and contract charges and mortality and maintenance expense margins. Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity or withdrawals or lapses may cause us to accelerate the amortization of DAC or PVFP, or both, or to record a charge to increase benefit reserves.

        We regularly review DAC and PVFP to determine if they are recoverable from future income. If these costs are not recoverable, they are charged to expenses in the financial period in which we make this determination. For example, if we determine that we are unable to recover DAC from profits over the life of a block of insurance policies or annuity contracts, or if withdrawals or surrender charges associated with early withdrawals do not fully offset the unamortized acquisition costs related to those policies or annuities, we would be required to recognize the additional DAC amortization as a current-period expense. In recent years, the portion of estimated product margins required to amortize DAC and PVFP has increased in most of our lines of business, with the most significant impact on investment products, primarily as the result of lower investment returns. We also regularly review the recoverability of PVFP for impairment. As of December 31, 2003 and 2002, respectively, we had $5.8 billion and $5.3 billion of DAC, and $1.2 billion and $1.3 billion of PVFP. We amortized $1.3 billion of DAC and PVFP as a current-period expense for the year ended December 31, 2003, compared to $1.2 billion for the year ended December 31, 2002 and $1.2 billion for the year ended December 31, 2001.

We may be required to recognize impairment in the value of our goodwill, which would increase our expenses and reduce our profitability.

        Goodwill represents the excess of the amount we paid to acquire our subsidiaries and other businesses over the fair value of their net assets at the date of the acquisition. Under U.S. GAAP, we test the carrying value of goodwill for impairment at least annually at the "reporting unit" level, which is either an operating segment or a business one level below the operating segment. Goodwill is impaired if the fair value of the reporting unit as a whole is less than the fair value of the identifiable assets and liabilities of the reporting unit, plus the carrying value of goodwill, at the date of the test. For example, goodwill may become impaired if the fair value of a reporting unit as a whole were to decline by an amount greater than the decline in the value of its individual identifiable assets and liabilities. This may occur for various reasons, including changes in actual or expected earnings or cash flows of a reporting unit, generation of earnings by a reporting unit at a lower rate of return than similar businesses or declines in market prices for publicly traded businesses similar to our reporting units. If any portion of our goodwill becomes impaired, we would be required to recognize the amount of the impairment as a current-period expense. When we adopted Statement of Financial Accounting Standards 142 with respect to recognizing impairment of goodwill, effective January 1, 2002, we recognized a $376 million impairment, net of tax, relating to our domestic auto and homeowners' insurance business (included in discontinued operations), primarily as a result of heightened price competition in the auto insurance industry.

Our reputation in the long-term care insurance market may be adversely affected if we were to raise premiums on our in-force long-term care insurance products.

        Unlike several of our competitors, we have never increased premiums on any in-force long-term care policies that we have issued. Although the terms of all our long-term care insurance policies permit us to increase premiums during the premium-paying period, any implementation of a premium increase could have an adverse effect on our reputation, our ability to market and sell new long-term care insurance products and our ability to retain existing policyholders.

Genetic mapping research and other medical advances could adversely affect the financial performance of our life insurance, long-term care insurance and annuities businesses.

        Genetic mapping research includes procedures focused on identifying key genes that render an individual predisposed to specific diseases, such as cancer or Alzheimer's disease. Other medical advances, such as diagnostic imaging technologies, also may be used to detect the early onset of diseases such as cancer and heart disease. We believe that if individuals learn through genetic testing or other medical advances that they are predisposed to particular conditions that may reduce life longevity or require long-term care, they will be more likely to purchase our life and long-term care insurance policies or not to permit existing polices to lapse. In contrast, if individuals learn that they are genetically unlikely to develop the conditions that reduce longevity or require long-term care, they will be less likely to purchase our life and long-term care insurance products, but more likely to purchase certain annuity products. In addition, such individuals that are existing policyholders will be more likely to permit their policies to lapse.

        If we were to gain access to the same genetic or other medical information as our prospective policyholders and contractholders, then we would be able to take this information into account in pricing our life and long-term care insurance policies and annuity contracts. However, there are a number of regulatory proposals that would make genetic and other medical information confidential and unavailable to insurance companies. For example, the U.S. Senate recently passed and sent to the U.S. House of Representatives a bill that would prohibit group health plans, health insurers and employers from making enrollment decisions or adjusting premiums on the basis of genetic testing information. Health plans and health insurers also would be prohibited from requiring genetic testing. The Bush Administration has expressed support for the legislation. However, the House has not taken action on the legislation, and it is not clear whether the bill will be enacted or whether life or long-term care insurance underwriting also would be affected by the final legislation. Legislators in certain states have recently introduced similar legislation. If these regulatory proposals were enacted, prospective policyholders and contractholders would only disclose this information if they chose to do so voluntarily. These factors could lead us to reduce sales of products affected by these regulatory proposals and could result in a deterioration of the risk profile of our portfolio, which could lead to payments to our policyholders and contractholders that are higher than we anticipated.

We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts.

        The prices and expected future profitability of our life insurance, long-term care insurance, group life and health insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, which is the probability that a policy or contract will remain in-force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance, group life and health insurance, and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract. For the years ended December 31, 2003, 2002 and 2001, persistency in our life insurance and fixed annuity businesses has been slightly higher than assumed, while persistency in our variable annuity and group life and health insurance businesses has been slightly lower than we had assumed.

        For our long-term care insurance and some other health insurance policies, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in-force longer than we assumed, then we could be required to make greater benefit payments than we had anticipated when we priced these products. This risk is particularly significant in our long-term care insurance business because we do not have the experience history that we have in many of our other businesses. As a result, our ability to predict persistency for long-term care insurance is more limited than for many other products. Some of our long-term care insurance policies have experienced higher persistency than we had assumed, which has resulted in adverse claims experience.

        Because our assumptions regarding persistency experience are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual persistency experience is different from those assumptions. Although some of our products permit us to increase premiums during the life of the policy or contract, we cannot guarantee that these increases would be sufficient to maintain profitability. Moreover, many of our products do not permit us to increase premiums or limit those increases during the life of the policy or contract. Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

Regulation XXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term life and universal life insurance or incur higher operating costs.

        The Model Regulation entitled "Valuation of Life Insurance Policies," commonly known as "Regulation XXX," was promulgated by the NAIC and adopted by nearly all states as of January 1, 2001. It requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. Virtually all our newly issued term and universal life insurance business is now affected by Regulation XXX.

        In response to this regulation, we have increased term and universal life insurance statutory reserves and changed our premium rates for term and universal life insurance products. We also have implemented reinsurance and capital management actions to mitigate the impact of Regulation XXX. However, we cannot assure you that there will not be regulatory or other challenges to the actions we have taken to date. The result of those challenges could require us to increase statutory reserves or incur higher operating costs.

        We also cannot assure you that we will be able to continue to implement actions to mitigate the impact of Regulation XXX on future sales of term and universal life insurance products. If we are unable to continue to implement those actions, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. We also may have to implement measures that may be disruptive to our business. For example, because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products in order to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and adversely affect our life insurance operations.

Changes in tax laws could make some of our products less attractive to consumers.

        Changes in tax laws could make some of our products less attractive to consumers. For example, in September 2001, the U.S. Congress enacted the Economic Growth and Taxpayer Relief Reconciliation Act of 2001. This act contains provisions that have significantly lowered individual income tax rates.

These reductions effectively reduce the benefits of federal income tax deferral on the build-up of value of life insurance and annuity products. The act also includes provisions that repeal the federal estate tax over a ten-year period. Some of these changes could reduce our sales of life insurance and annuity products and result in the increased surrender of these products.

        In May 2003, U.S. President George Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduced the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock. This reduction may provide an incentive for some of our customers and potential customers to shift assets into mutual funds and away from products, including annuities, designed to defer taxes payable on investment returns. Because the income taxes payable on long-term capital gains and some dividends paid on stock have been reduced, investors may decide that the tax-deferral benefits of annuity contracts are less advantageous than the potential after-tax income benefits of mutual funds or other investment products that provide dividends and long-term capital gains. A shift away from annuity contracts and other tax-deferred products would reduce our income from sales of these products, as well as the assets upon which we earn investment income.

        We cannot predict whether any other legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, this legislation or any other legislation could have an adverse effect on our financial condition and results of operations.

Changes in U.S. federal and state securities laws may affect our operations and our profitability.

        U.S. federal and state securities laws apply to investment products that are also "securities," including variable annuities and variable life insurance policies. As a result, some of our subsidiaries and the policies and contracts they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries' separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries also are registered under the Securities Act of 1933. Other subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of, and subject to, regulation by the National Association of Securities Dealers, Inc. In addition, some of our subsidiaries also are registered as investment advisers under the Investment Advisers Act of 1940.

        Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Mortgage Insurance Segment

Fannie Mae, Freddie Mac and a small number of large mortgage lenders exert significant influence over the U.S. mortgage insurance market.

        Our mortgage insurance products protect mortgage lenders and investors from default-related losses on residential first mortgage loans made primarily to home buyers with high loan-to-value mortgages—generally, those home buyers who make down payments of less than 20% of their home's purchase price. The largest purchasers of mortgage loans in the U.S. are Fannie Mae and Freddie Mac, which were created by Congressional charter to ensure that mortgage lenders have sufficient funds to continue to finance home purchases. In 2003, Fannie Mae purchased approximately 38% of all the mortgage loans originated in the U.S., and Freddie Mac purchased approximately 22%, according to statistics published by Inside the GSEs. Fannie Mae's and Freddie Mac's charters generally prohibit them from purchasing any mortgage with a face amount that exceeds 80% of the home's value, unless that mortgage is insured by a qualified insurer or the mortgage seller retains at least a 10%

participation in the loan or agrees to repurchase the loan in the event of default. As a result, high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac generally are insured with private mortgage insurance. These provisions in Fannie Mae's and Freddie Mac's charters create much of the demand for private mortgage insurance in the U.S. For the year ended December 31, 2003, Fannie Mae and Freddie Mac purchased approximately 68% of the mortgage loans that we insured. As a result, a change in these provisions could have an adverse effect on our financial condition and results of operations.

        In addition, increasing consolidation among mortgage lenders in recent years has resulted in significant customer concentration for mortgage insurers. Ten mortgage lenders accounted for approximately 48% of our flow new insurance written for the year ended December 31, 2003, compared to approximately 40% for the year ended December 31, 1998, and flow insurance premiums received from these lenders represented approximately 46% of the flow insurance premiums we received for the year ended December 31, 2003, compared to 36% for the year ended December 31, 1998.

        As a result of the significant concentration in mortgage originators and purchasers, Fannie Mae, Freddie Mac and the largest mortgage lenders possess substantial market power which enables them to influence our business and the mortgage insurance industry in general. Although we actively monitor and develop our relationships with Fannie Mae, Freddie Mac and our largest mortgage lending customers, a deterioration in any of these relationships, or the loss of business from any of our key customers, could have an adverse effect on our financial condition and results of operations.

        Our mortgage insurance business is one of the members of the Mortgage Insurance Companies of America, or MICA. In 1999, several large mortgage lenders and a coalition of financial services and housing-related trade associations, including MICA, formed FM Watch, now known as FM Policy Focus, a lobbying organization that supports expanded federal oversight and legislation relating to the role of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac have criticized and lobbied against the positions taken by FM Policy Focus. These lobbying activities could, among other things, polarize Fannie Mae, Freddie Mac and members of FM Policy Focus. As a result of this possible polarization, our relationships with Fannie Mae and Freddie Mac may limit our opportunities to do business with some mortgage lenders, and our relationships with mortgage lenders who are members of FM Policy Focus may limit our ability to do business with Fannie Mae and Freddie Mac, as well as with mortgage lenders who are not members of FM Policy Focus and are opposed to these efforts. Any of these outcomes could have an adverse effect on our financial condition and results of operations.

A decrease in the volume of high loan-to-value home mortgage originations or an increase in the volume of mortgage insurance cancellations could result in a decline in our revenue.

        We provide mortgage insurance primarily for high loan-to-value mortgages. Factors that could lead to a decrease in the volume of high loan-to-value mortgage originations include:

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  a change in the level of home mortgage interest rates;

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  a decline in economic conditions generally, or in conditions in regional and local economies;

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  the level of consumer confidence, which may be adversely affected by economic instability, war or terrorist events;

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  declines in the price of homes;

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  adverse population trends, including lower homeownership rates;

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  high rates of home price appreciation, which in times of heavy refinancing affect whether refinanced loans have loan-to-value ratios that require mortgage insurance; and

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  changes in government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of high loan-to-value mortgage originations would reduce the demand for mortgage insurance and, therefore, could have an adverse effect on our financial condition and results of operations.

        In addition, a significant percentage of the premiums we earn each year in our U.S. mortgage insurance business are renewal premiums from insurance policies written in previous years. We estimate that approximately 70% of our gross premiums written for the year ended December 31, 2003 were renewal premiums. As a result, the length of time insurance remains in force is an important determinant of our mortgage insurance revenues. Fannie Mae, Freddie Mac and many other mortgage investors in the U.S. generally permit a homeowner to ask his loan servicer to cancel his mortgage insurance when the principal amount of the mortgage falls below 80% of the home's value. Factors that tend to reduce the length of time our mortgage insurance remains in force include:

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  declining interest rates, which may result in the refinancing of the mortgages underlying our insurance policies with new mortgage loans that may not require mortgage insurance or that we do not insure;

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  significant appreciation in the value of homes, which causes the size of the mortgage to decrease below 80% of the value of the home and enables the borrower to request cancellation of the mortgage insurance; and

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  changes in mortgage insurance cancellation requirements under applicable federal law or mortgage insurance cancellation practices by mortgage lenders and investors.

These factors contributed to an increase in our policy cancellation rates from 43% for the year ended December 31, 2002 to 54% for the year ended December 31, 2003. A further increase in the volume of mortgage insurance cancellations in the U.S. generally would reduce the amount of our insurance in force and have an adverse effect on our financial condition and results of operations. These factors are less significant in our non-U.S. operations because we generally receive a single payment for mortgage insurance at the time a loan closes, and this premium typically is not refundable if the policy is canceled.

Continued increases in the volume of "simultaneous second" mortgages could have an adverse effect on the U.S. market for mortgage insurance.

        High loan-to-value mortgages can consist of two simultaneous loans, known as "simultaneous seconds," comprising a first mortgage with a loan-to-value ratio of 80% and a simultaneous second mortgage for the excess portion of the loan, instead of a single mortgage with a loan-to-value ratio of more than 80%. Simultaneous second loans are often known as "80-10-10 loans" because they frequently consist of a first mortgage with an 80% loan-to-value ratio, a second mortgage with a 10% loan-to-value ratio and the remaining 10% paid in cash by the buyer, rather than a single mortgage with a 90% loan-to-value ratio.

        Over the past several years, the volume of simultaneous seconds as an alternative to loans requiring mortgage insurance has increased substantially. We believe this recent increase in simultaneous second loans reflects the following factors:

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  the lower monthly cost of simultaneous second loans compared to the cost of mortgage insurance, as a result of the current low-interest-rate environment and the emerging popularity of 15- and 30-year amortizing simultaneous seconds;

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  the tax deductibility in most cases of interest on a second mortgage, in contrast to the non-deductibility of mortgage insurance payments; and

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  negative consumer, broker and realtor perceptions about mortgage insurance.

Further increases in the volume of simultaneous seconds may cause corresponding decreases in the use of mortgage insurance for high loan-to-value mortgages, which could have an adverse effect on our financial condition and results of operations.

The amount of mortgage insurance we write could decline significantly if mortgage lenders and investors select other alternatives to private mortgage insurance to protect against default risk or if lenders select lower coverage levels of mortgage insurance.

        Lenders may seek to mitigate their mortgage default risks through a variety of alternatives to private mortgage insurance other than simultaneous second mortgages. These alternatives include:

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  using government mortgage insurance programs, including those of the FHA, the VA and Canada Mortgage and Housing Corporation, or CMHC;

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  holding mortgages in their own loan portfolios and self-insuring;

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  using programs, such as those offered by Fannie Mae and Freddie Mac, requiring lower mortgage insurance coverage levels;

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  originating and securitizing loans in mortgage-backed securities whose underlying mortgages are not insured with private mortgage insurance or which are structured so that the risk of default lies with the investor, rather than a private mortgage insurer; and

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  using credit default swaps or similar instruments, instead of private mortgage insurance, to transfer credit risk on mortgages.

A decline in the use of private mortgage insurance in connection with high loan-to-value home mortgages for any reason would reduce the size of the mortgage insurance market and could have an adverse effect on our financial condition and results of operations.

Our claims expenses would increase and our results of operations would suffer if the rate of defaults on mortgages covered by our mortgage insurance increases or the severity of such defaults exceeds our expectations.

        Our premium rates vary depending upon the perceived risk of a claim on the insured loan and take into account factors such as the loan-to-value ratio, our long-term historical loss experience, whether the mortgage provides for fixed payments or variable payments, the term of the mortgage and the borrower's credit history. We establish renewal premium rates for the life of a mortgage insurance policy upon issuance, and we cannot cancel the policy or adjust the premiums after the policy is issued. As a result, we cannot offset the impact of unanticipated claims with premium increases on policies in force, and we cannot refuse to renew mortgage insurance coverage. The premiums we agree to charge upon writing a mortgage insurance policy may not adequately compensate us for the risks and costs associated with the coverage we provide for the entire life of that policy.

        The long-term profitability of our mortgage insurance business depends upon the accuracy of our pricing assumptions. If defaults on mortgages increase because of an economic downturn or for reasons we failed to take into account adequately, we would be required to make greater claim payments than we planned when we priced our policies. Future claims on our mortgage insurance policies may not match the assumptions made in our pricing. An increase in the amount or frequency of claims beyond the levels contemplated by our pricing assumptions could have an adverse effect on our financial condition and results of operations. In recent years, our results of operations have benefited from historically low loss ratios because of significant home price appreciation and low levels of defaults. Increases from these recent historic lows could have an adverse effect on our financial condition and results of operations.

        As of December 31, 2003, approximately 79% of our risk in force had not yet reached its anticipated highest claim frequency years, which are generally between the third and seventh year of the loan. As a result, we expect our loss experience on these loans will increase as policies continue to age. If the claim frequency on the risk in force significantly exceeds the claim frequency that was assumed in setting premium rates, our financial condition, results of operations and cash flows would be adversely affected.

A deterioration in economic conditions may adversely affect our loss experience in mortgage insurance.

        Losses in our mortgage insurance business generally result from events, such as unemployment, divorce or illness, that reduce a borrower's ability to continue to make mortgage payments. The amount of the loss we suffer, if any, depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which increases our risk of loss.

        A substantial economic downturn across the entire U.S. could have a significant adverse effect on our financial condition and results of operations. We also may be particularly affected by economic downturns in states where a large portion of our business is concentrated. As of December 31, 2003, approximately 51% of our risk in force was concentrated in 10 states, with 8% in Florida, 7% in California and 7% in Texas. Similarly, our mortgage insurance operations in Canada, Australia and the U.K. are concentrated in the largest cities in those countries. Continued and prolonged adverse economic conditions in these states or cities could result in high levels of claims and losses, which could have an adverse effect on our financial condition and results of operations.

A significant portion of our risk in force consists of loans with high loan-to-value ratios, which generally result in more and larger claims than loans with lower loan-to-value ratios.

        Mortgage loans with higher loan-to-value ratios typically have claim incidence rates substantially higher than mortgage loans with lower loan-to-value ratios. In our U.S. mortgage insurance business as of December 31, 2003:

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  13% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

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  42% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

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  42% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

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  3% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

        In Canada, Australia and New Zealand, the risks of having a portfolio with a significant portion of high loan-to-value mortgages are greater than in the U.S. and Europe because we generally agree to cover 100% of the losses associated with mortgage defaults in those markets, compared to percentages in the U.S. and Europe that are typically 12% to 35% of the loan amount. In our non-U.S. mortgage insurance business as of December 31, 2003:

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  less than 1% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

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  27% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

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  36% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

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  37% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

        Although mortgage insurance premiums for higher loan-to-value ratio loans generally are higher than for loans with lower loan-to-value ratios, the difference in premium rates may not be sufficient to compensate us for the enhanced risks associated with mortgage loans bearing higher loan-to-value ratios.

We cede a portion of our U.S. mortgage insurance business to mortgage reinsurance companies affiliated with our mortgage lending customers, and this reduces our profitability; recent changes in our ceding policies are likely to result in a reduction in business from some lenders.

        We, like other mortgage insurers, offer opportunities to our mortgage lending customers that are designed to allow them to participate in the risks and rewards of the mortgage insurance business. Many of the major mortgage lenders with which we do business have established captive mortgage reinsurance subsidiaries. These reinsurance subsidiaries assume a portion of the risks associated with the lender's insured mortgage loans in exchange for a percentage of the premiums. In most cases, our reinsurance coverage is an "excess of loss" arrangement with a limited band of exposure for the reinsurer. This means that we are required to pay the first layer of losses arising from defaults in the covered mortgages, the reinsurer indemnifies us for the next layer of losses, and we pay any losses in excess of the reinsurer's obligations. The effect of these arrangements historically has been a reduction in the profitability and return on capital of this business to us. Approximately 75% of our primary new risk written as of December 31, 2003 was subject to captive mortgage reinsurance, compared to approximately 77% as of December 31, 2002 and 61% as of December 31, 2001. Premiums ceded to these reinsurers were approximately $139 million, $113 million and $76 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. To increase our return on capital, we announced in August 2003 that, effective January 1, 2004, we generally would not renew, on their existing terms, our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. We expect that these actions will result in a significant reduction in business from these lenders.

If efforts by Fannie Mae and Freddie Mac to reduce the need for mortgage insurance are successful, they could adversely affect the results of our U.S. mortgage insurance business.

        Freddie Mac has sought changes to the provisions of its Congressional charter that requires private mortgage insurance for low-down-payment mortgages and has lobbied the U.S. Congress for amendments that would permit Fannie Mae and Freddie Mac to use alternative forms of default loss protection or otherwise forego the use of private mortgage insurance. In October 1998, the U.S. Congress passed legislation to amend Freddie Mac's charter to give it flexibility to use alternative structures to protect against mortgage default. Although this charter amendment was quickly repealed, we cannot predict whether similar legislation may be proposed or enacted in the future.

        Fannie Mae and Freddie Mac have the ability to implement new eligibility requirements for mortgage insurers. They also have the authority to increase or reduce required mortgage insurance coverage percentages and to alter or liberalize underwriting standards on low-down-payment mortgages they purchase. We cannot predict the extent to which any new requirements may be enacted or how they may affect the operations of our mortgage insurance business, our capital requirements and our products.

        In light of recent events concerning Freddie Mac's accounting disclosures and other matters, we believe regulatory changes governing the operations of Freddie Mac, Fannie Mae and other government-sponsored enterprises could occur. We cannot predict what the nature of these changes will be or what effect they may have on our business.

Changes in the policies of the Federal Home Loan Banks could reduce the demand for U.S. mortgage insurance.

        The Federal Home Loan Banks, or FHLBs, purchase single-family conforming mortgage loans originated by participating member institutions. Although the FHLBs are not required to purchase insurance for mortgage loans, they currently use mortgage insurance on substantially all mortgage loans with a loan-to-value ratio above 80% and have become a source of increasing new business for us. If the FHLBs were to purchase uninsured mortgage loans or increase the loan-to-value ratio threshold above which they require mortgage insurance, the market for mortgage insurance could decrease, and our mortgage insurance business could be adversely affected.

We compete with government-owned and government-sponsored entities in our mortgage insurance business, and this may put us at a competitive disadvantage on pricing and other terms and conditions.

        Our mortgage insurance business competes with many different government-owned and government-sponsored entities in the U.S., Canada and some European countries. In the U.S., these entities include principally the FHA and, to a lesser degree, the VA, Fannie Mae and Freddie Mac, as well as local and state housing finance agencies. In Canada, we compete with the CMHC, a Crown corporation owned by the Canadian government. In Europe, these entities include public mortgage guarantee facilities in The Netherlands, Sweden, Finland and Italy.

        Those competitors may establish pricing terms and business practices that may be influenced by motives such as advancing social housing policy or stabilizing the mortgage lending industry, which may not be consistent with maximizing return on capital or other profitability measures. In addition, those governmental entities typically do not have the same capital requirements that we and other mortgage insurance companies have and therefore may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage in some respects. In the event that a government-owned or sponsored entity in one of our markets determines to reduce prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our financial condition and results of operations.

        We compete in Canada with the CMHC, which is owned by the Canadian government and, as a sovereign entity, provides mortgage lenders with 100% capital relief from applicable bank regulatory requirements on loans that it insures. In contrast, lenders receive only 90% capital relief on loans we insure. CMHC also operates the Canadian Mortgage Bond Program, which provides lenders the ability to efficiently guaranty and securitize their mortgage loan portfolios. If we are unable to effectively distinguish ourselves competitively with our Canadian mortgage lender customers, we may be unable to compete effectively with the CMHC as a result of the more favorable capital relief it can provide or the other products and incentives that it offers to lenders.

Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance.

        In addition to the general regulatory risks that are described above under "—Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth," we are also affected by various additional regulations relating particularly to our mortgage insurance operations.

        U.S. federal and state regulations affect the scope of our competitors' operations, which has an effect on the size of the mortgage insurance market and the intensity of the competition in our mortgage insurance business. This competition includes not only other private mortgage insurers, but also U.S. federal and state governmental and quasi-governmental agencies, principally the FHA, and to a lesser degree, the VA, which are governed by federal regulations. Increases in the maximum loan amount that the FHA can insure, and reductions in the mortgage insurance premiums the FHA charges, can reduce the demand for private mortgage insurance. The FHA has also streamlined its down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes could cause demand for private mortgage insurance to decrease.

        Our U.S. mortgage insurance business, as a credit enhancement provider in the residential mortgage lending industry, also is subject to compliance with various federal and state consumer protection laws, including the Real Estate Settlement Procedures Act, the Equal Credit Opportunity

Act, the Fair Housing Act, the Homeowners Protection Act, the Federal Fair Credit Reporting Act, the Fair Debt Collection Practices Act and others. Among other things, these laws prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, require cancellation of insurance and refund of unearned premiums under certain circumstances, govern the circumstances under which companies may obtain and use consumer credit information, and define the manner in which companies may pursue collection activities. Changes in these laws or regulations could adversely affect the operations and profitability of our mortgage insurance business. For example, the Department of Housing and Urban Development is considering a rule that would exempt certain mortgages that provide a single price for a package of settlement services from the prohibition in the Real Estate Settlement Procedures Act, or RESPA, against payments for referrals of settlement service business. If mortgage insurance were included among the settlement services that, when offered as a package, would be exempt from this prohibition, then mortgage lenders would have greater leverage in obtaining business concessions from mortgage insurers.

        The Office of Thrift Supervision recently amended its capital regulations to increase from 80% to 90% the loan-to-value threshold in the definition of a "qualifying mortgage loan." The capital regulations assign a lower risk weight to qualifying mortgage loans than to non-qualifying loans. As a result, these new regulations no longer penalize mortgage lenders for retaining loans that have loan-to-value ratios between 80% and 90% without credit enhancements. Other regulators, including the U.S. Federal Deposit Insurance Corporation, also have raised corresponding loan-to-value thresholds for qualifying mortgage loans from 80% to 90%.

        Mortgage lenders may compete with mortgage insurers as a result of legislation that removed restrictions on affiliations between banks and mortgage insurers. The Graham-Leach-Bliley Act of 1999 permits the combination of banks, insurers, including mortgage insurers, and securities firms under one holding company. This legislation may increase competition by increasing the number, size and financial strength of potential competitors. In addition, mortgage lenders that establish captive reinsurance businesses or affiliate with competing mortgage insurers may reduce their purchases of our products.

        Lenders and loan aggregators also have faced new liabilities and compliance risks posed by state and local laws which have been enacted in recent years to combat "predatory lending" practices. In February 2003 and March 2004, the Ney-Lucas Responsible Lending Act of 2003 and the Prohibit Predatory Lending Act of 2004, respectively, were introduced in the U.S. House of Representatives. These bills, if enacted, would, among other things, prohibit certain lending practices on high-cost mortgages and limit the liability of persons who comply with the law. It is unclear in what form, if any, either of these bills will be enacted or what impact they would have on our business and the mortgage lending, securitization, and insurance industries generally.

        We have an agreement with the Canadian government under which it guarantees the benefits payable under a mortgage insurance policy, less 10% of the original principal amount of an insured loan, in the event that we fail to make claim payments with respect to that loan because of insolvency. This guarantee provides that the government has the right to review the terms of the guarantee in certain circumstances, including if GE's ownership of our Canadian mortgage insurance company decreases below 50%. GE has informed us that it expects to reduce its equity ownership of us to below 50% within two years of the completion of this offering. That disposition would permit the Canadian government to review the terms of its guarantee and could lead to a termination of the guarantee for any new insurance written after the termination. Although we believe the Canadian government will preserve the guarantee to maintain competition in the Canadian mortgage insurance industry, any adverse change in the guarantee's terms and conditions or termination of the guarantee could have an adverse effect on our ability to continue offering mortgage insurance products in Canada.

        The Australian Prudential Regulatory Authority, or APRA, regulates all financial institutions in Australia, including general, life and mortgage insurance companies. APRA's license conditions require Australian mortgage insurance companies, including ours, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers, which APRA believes could facilitate the entry of new competitors.

        APRA currently is studying the adequacy of the capital requirements that govern lenders and mortgage insurers in Australia, particularly in the event of a severe recession accompanied by a significant decline in housing values. If APRA concludes that the capital requirements that currently govern mortgage insurers are not sufficient and decides to increase the amount of capital required for mortgage insurers, we may, depending on the amount of such increase, be required to increase the capital in our Australian mortgage insurance business. This would reduce our returns on capital from those operations.

Our U.S. mortgage insurance business could be adversely affected by legal actions under RESPA.

        RESPA prohibits paying lenders for the referral of settlement services, including mortgage insurance. This precludes us from providing services to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that others provide that are higher than their reasonable or fair market value. A number of lawsuits, including some that were class actions, have challenged the actions of private mortgage insurers, including our company, under RESPA, alleging that the insurers have provided products or services at improperly reduced prices in return for the referral of mortgage insurance. We and several other mortgage insurers, without admitting any wrongdoing, reached a settlement in these cases, which includes an injunction that prohibited certain specified practices and details the basis on which mortgage insurers may provide agency pool insurance, captive mortgage reinsurance, contract underwriting and other products and services and be deemed to be in compliance with RESPA. The injunction expired on December 31, 2003, and it is not clear whether the expiration of the injunction will result in new litigation against private mortgage insurers, including us, to extend the injunction or to seek damages under RESPA. We also cannot predict whether our competitors will change their pricing structure or business practices after the expiration of the injunction, which could require us to alter our pricing structure or business practices in response to their actions or suffer a competitive disadvantage, or whether any services we or they provide to mortgage lenders could be found to violate RESPA, the current injunction or any future injunction that might be issued. In addition, U.S. federal and state officials are authorized to enforce RESPA and to seek civil and criminal penalties, and we cannot predict whether these proceedings might be brought against us or other mortgage insurers. Any such proceedings could have an adverse effect on our financial condition and results of operations.

Our U.S. mortgage insurance business could be adversely affected by legal actions under the Federal Fair Credit Reporting Act.

        Two actions recently have been filed against us in Illinois, each seeking certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance at a rate higher than our "best available rate," based upon credit information we obtained. Each action alleges that the Federal Fair Credit Reporting Act, or the FCRA, requires notice to such borrowers and that we violated the FCRA by failing to give such notice. The plaintiffs in one action allege in the complaint that they are entitled to "actual damages" and "damages within the Court's discretion of not more than $1,000 for each separate violation" of the FCRA. The plaintiffs in the other action allege that they are entitled to "appropriate actual, punitive and statutory damages" and "such other or further relief as the Court deems proper." Similar cases are pending against six other mortgage insurers. We intend to vigorously defend against these actions, but we cannot predict their outcome.

Potential liabilities in connection with our U.S. contract underwriting services could have an adverse effect on our financial condition and results of operations.

        We offer contract underwriting services to many of our mortgage lenders in the U.S., pursuant to which our employees and contractors work directly with the lender to determine whether a particular mortgage applicant's loan application complies with the lender's loan underwriting guidelines or the investor's loan purchase requirements. We also assist in compiling and submitting this data to the automated underwriting systems of Fannie Mae and Freddie Mac, which then independently analyze the data.

        Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria. As a result, we assume credit and interest rate risk in connection with our contract underwriting services. Worsening economic conditions, a deterioration in the quality of our underwriting services or other factors could cause our contract underwriting liabilities to increase and have an adverse effect on our financial condition and results of operations. Although we have established reserves to provide for potential claims in connection with our contract underwriting services, we have limited historical experience that we can use to establish reserves for these potential liabilities, and these reserves may not be adequate to cover liabilities that may arise.

If the European mortgage insurance market does not grow as we expect, we will not be able to execute our strategy to expand our business into this market.

        We have devoted resources to marketing our mortgage insurance products in Europe, and we plan to continue these efforts. Our growth strategy depends partly upon the development of favorable legislative and regulatory policies throughout Europe that support increased homeownership and provide capital relief for institutions that insure their mortgage loan portfolios with private mortgage insurance. In furtherance of these policies, we have collaborated with government agencies to develop bank regulatory capital requirements that provide incentives to lenders to implement risk transfer strategies such as mortgage insurance, as well as governmental policies that encourage homeownership as a wealth accumulation strategy for borrowers with limited resources to make large down payments. We have invested, and we will continue to invest, significant resources to advocate such a regulatory environment at the national and pan-European levels. However, if European legislative and regulatory agencies fail to adopt these policies, then the European markets for high loan-to-value lending and mortgage insurance may not expand as we currently anticipate, and our growth strategy in those markets may not be successful.

Risks Relating to Our Separation from GE

Our separation from GE could adversely affect our business and profitability due to GE's strong brand and reputation.

        As a subsidiary of GE, our businesses have marketed many of their products using the "GE" brand name and logo, and we believe the association with GE has provided many benefits, including:

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  a world-class brand associated with trust, integrity and longevity;

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  perception of high-quality products and services;

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  preferred status among our customers, independent sales intermediaries and employees;

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  strong capital base and financial strength; and

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  established relationships with U.S. federal and state and non-U.S. regulators.

Following this offering, our separation from GE could adversely affect our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other action to maintain our relationship with our independent sales intermediaries and our dedicated sales specialists, all of which could have an adverse effect on our financial condition and results of operations.

        After our separation from GE, some of our existing policyholders, contractholders and other customers may choose to stop doing business with us, and this could increase our rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contractholders may decide not to purchase our products because we no longer will be a part of GE.

        We cannot accurately predict the effect that our separation from GE will have on our sales intermediaries, customers or employees. The risks relating to our separation from GE could materialize at various times, including:

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  immediately upon the completion of this offering and the concurrent offerings, when GE's beneficial ownership in our common stock will decrease to 70% (66% if the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is exercised in full);

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  when GE reduces its ownership in our common stock to a level below 50%; and

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  when we cease using the GE name and logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that the names of some of our insurance subsidiaries will change.

We will only have the right to use the GE brand name and logo for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

        Upon completion of this offering, our corporate name will be "Genworth Financial, Inc.," although we and our insurance and other subsidiaries may use the GE brand name and logo in marketing our products and services. Pursuant to a transitional trademark license agreement, GE will grant us the right to use the "GE" mark and the "GE" monogram for up to five years in connection with our products and services. GE also will grant us the right to use "GE," "General Electric" and "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the trademark license agreement. When our right to use the GE brand name and logo expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. In addition, insurance regulators in the U.S. and the other countries where we do business could require us to accelerate the transition to our independent brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our independent sales intermediaries, customers and employees could be adversely affected.

Our historical combined and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

        The historical combined and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

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  Our historical combined financial information reflects certain businesses that will not be included in our company following the completion of this offering. For a description of the components of our historical combined financial information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information" and our combined financial statements included elsewhere in this prospectus;

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  Our historical combined and pro forma financial results reflect allocations of corporate expenses from GE. Those allocations may be different from the comparable expenses we would have incurred had we operated as a stand-alone company;

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  Our working capital requirements historically have been satisfied as part of GE's corporate-wide cash management policies. After our separation from GE, we may not be able to obtain financing on terms as favorable as could be obtained from or by GE. In this case, our cost of debt could be higher and our capitalization might be different from that reflected in our historical combined financial statements;

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  Significant changes may occur in our cost structure, management, financing and business operations as a result of our separation from GE. These changes could result in increased costs associated with reduced economies of scale; stand-alone costs for services currently provided by GE; marketing and legal entity transition expenses related to building a company brand identity separate from GE; the need for additional personnel to perform services currently provided by GE; and the legal, accounting, compliance and other costs associated with being a public company with listed equity. See "—The terms of our arrangements with GE may be more favorable than we will be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms;"

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  Our separation from GE and the adoption of our new brand may have an adverse effect on our relationships with distributors, customers, employees and regulators and government officials, which could result in reduced sales, increased policyholder terminations and withdrawals, increased regulatory scrutiny and disruption to our business operations;

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  Under some of our agreements, our separation from GE will allow the other party to the agreement to terminate the agreement pursuant to a change of control provision, which may be triggered when GE's ownership of our company decreases to less than 50%. If the other party to any of these agreements does not wish to continue the agreement, then we may be required to terminate or modify our existing agreement or seek alternative arrangements, which could result in reduced sales, increased costs or other disruptions to our business; and

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  The pro forma financial information presented in this prospectus gives effect to several significant transactions that we will implement prior to the completion of this offering, including the reinsurance transactions with UFLIC, as if those transactions were already consummated. The unaudited pro forma information gives effect to the transactions as if each had occurred as of January 1, 2003, in the case of earnings information, and December 31, 2003, in the case of financial position information. This pro forma financial information is based upon available information and assumptions that we believe are reasonable. However, this pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had those transactions occurred as of those dates, nor what they may be in the future.

The terms of our arrangements with GE may be more favorable than we will be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms.

        We and GE will enter into a transition services agreement and other agreements prior to the completion of this offering. Pursuant to the transition services agreement, GE and its affiliates will agree to provide us with transitional services after this offering, including treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, and procurement and sourcing support.

        We negotiated these arrangements with GE in the context of a parent-subsidiary relationship. Although GE is contractually obligated to provide us with services during the term of the transition services agreement, we cannot assure you that these services will be sustained at the same level after the expiration of that agreement, or that we will be able to replace these services in a timely manner or on comparable terms. Other agreements with GE also will govern the relationship between us and GE after this offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to the separation. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm's-length negotiations with unaffiliated third parties. When GE ceases to provide services pursuant to those arrangements, our costs of procuring those services from third parties may increase. See "Arrangements Between GE and Our Company—Relationship with GE."

We have agreed to make payments to GE based on the projected amounts of certain tax benefits, and these payments will remain fixed even if, because of insufficient taxable income or as a result of reduced tax rates, our actual tax benefits are less than projected.

        We will enter into a tax matters agreement with GE prior to the completion of this offering. We refer to this agreement in this prospectus as the Tax Matters Agreement. Under the Tax Matters Agreement, we will have an obligation to pay to GE a fixed amount over 15 to 25 years. This fixed obligation will equal 80% of the tax savings we are projected to realize (subject to a maximum amount) as a result of the tax elections to be made in connection with our separation from GE. Based upon current estimates, and assuming that certain elections are made by GE, the present value of our fixed obligations would be approximately $448 million. These estimates will change, however, as a result of a number of factors, including a final determination of the value of our company and its individual assets, and the present value of our obligations to GE may be larger as a result. However, we have agreed with GE that except for specified contingent benefits and excluding interest on payments we defer, our total payments to GE will not exceed $640 million. The Tax Matters Agreement generally provides for increases or reductions to our payment obligations if the current estimates underlying the projected tax benefits prove inaccurate, but it does not provide for reductions in our obligations if we fail to generate sufficient income to realize the projected tax savings or if our actual tax savings are reduced as a result of reduced tax rates. In these circumstances, we will remain obligated to pay to GE the fixed obligation, as initially projected or subsequently adjusted, even though it exceeds 80%, or even 100%, of the tax benefits we actually realize. If the amounts we are obligated to pay to GE remain fixed while the tax benefits we actually realize decline, there could be a material adverse effect on our financial condition and results of operations. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement."

In the event of a change in control of our company, our obligations under the Tax Matters Agreement could accelerate, and we cannot be sure that we will have sufficient funds to meet these obligations.

        In some circumstances, such as a change in control over the management and policies of our company (other than through a sale of our stock by GE), the amounts we will owe under the Tax Matters Agreement could accelerate, and the amounts then due and payable could be substantial. The acceleration of payments would be subject to the approval of certain state insurance regulators, and we are obligated to use our reasonable best efforts to see that these approvals are granted. In the event these approvals are granted and the acceleration of payments does occur, we cannot assure you that we will have sufficient funds available to meet these accelerated obligations when due. If we do not have sufficient funds available, we may seek to fund these obligations from dividends or other payments from our subsidiaries, but we cannot be certain that they will have sufficient funds available or be permitted to transfer them to us. See "As a holding company, we depend on the ability of our subsidiaries to transfer funds to us to pay dividends and to meet our obligations." We also may seek to fund these obligations from the proceeds of the issuance of debt or equity securities or the sale of assets, but we cannot assure you that we will be able to successfully issue any securities or consummate an asset sale.

Under the Tax Matters Agreement, GE will control certain tax returns and audits that can result in tax liability for us.

        Under the Tax Matters Agreement, GE has retained control over the preparation and filing, as well as the contests, audits and amendments or other changes of certain pre-separation federal income tax returns with respect to which we remain liable for taxes. In addition, determinations regarding the allocation to us of responsibility to pay taxes for pre-separation periods will be made by GE in its reasonable discretion. Although the Tax Matters Agreement provides that we will not be liable for taxes resulting from returns filed or matters settled by GE without our consent if the return or settlement position is found to be unreasonable, taking into account both the liability that we incur and any non-Genworth tax benefit, it is possible that we will pay more taxes than we would have paid if we were permitted to control such matters.

GE has significant control over us and may not always exercise its control in a way that benefits our public stockholders.

        Upon the completion of this offering and the concurrent offerings, GE will beneficially own approximately 70% of our outstanding common stock (66% if the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is exercised in full). GE has informed us that, following completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE has adopted a formal Plan of Divestiture embodying this expectation to reduce its interest below 50% and has represented to the Internal Revenue Service, or IRS, that it will accomplish the divestiture. The adverse financial consequences to GE from a failure to effect the divestiture below 50% are significant. However, so long as GE continues to beneficially own more than 50% of our outstanding voting stock, GE generally will be able to determine the outcome of many corporate actions requiring stockholder approval. GE, in its capacity as the beneficial holder of all outstanding shares of our Class B Common Stock, also will have the right to elect a majority of the members of our board of directors so long as it continues to beneficially own more than 50% of our outstanding common stock and will have the right to elect a decreasing percentage of the members of our board of directors as its beneficial ownership of our common stock decreases. In addition, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE is required for the following actions (subject in each case to certain agreed exceptions):

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  a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions for a price less than or equal to $700 million);

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  acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million;

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  dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

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  incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, excluding, the debt described in this prospectus that we intend to incur concurrently with, and shortly after, the completion of this offering (provided that any debt in excess of $500 million incurred under our commercial paper program and our five-year and 364-day revolving credit facilities will be subject to the $700 million limitation described above), intercompany debt (within Genworth) and liabilities under certain agreed excluded transactions and borrowings;

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  issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

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  dissolution, liquidation or winding up of our company; and

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  alteration, amendment, termination or repeal, or adoption of any provision inconsistent with, certain provisions of our certificate of incorporation or our bylaws.

Because GE's interests may differ from your interests, actions GE takes with respect to us, as our controlling stockholder, and with respect to those corporate actions requiring its prior affirmative written consent described above, may not be favorable to you.

We derive a significant portion of the premiums in our European payment protection insurance business from transactions with GE.

        For the years ended December 31, 2003 and 2002, GE's consumer finance division and other related GE entities accounted for 19% and 14% of the gross written premiums in our European payment protection insurance business, respectively. Prior to the completion of this offering, we will enter into a five-year agreement that extends our relationship with GE's consumer finance division and provides us with the right to be the exclusive provider of payment protection insurance in Europe for GE's consumer finance operations in jurisdictions where we offer these products. However, if GE determines not to offer payment protection insurance, we may not be able to replace those revenues on a timely basis, and our financial condition and results of operations could suffer. See "Business—Protection—Products—European payment protection insurance."

If GE engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

        Our certificate of incorporation provides that, subject to any contractual provision to the contrary, GE will have no obligation to refrain from:

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  engaging in the same or similar business activities or lines of business as us; or

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  doing business with, or in competition with, any of our clients, customers or vendors.

        GE is a diversified technology and services company with significant financial services businesses, including consumer finance, asset management and insurance activities. Following this offering, GE will continue to be engaged in the marketing of supplemental life insurance, including accidental death and dismemberment coverage. GE will also continue to market and underwrite dental and vision insurance, medical stop-loss insurance and primary property and casualty insurance. In addition, GE will continue to operate a significant reinsurance business, including life reinsurance, a life insurance business in the U.K. and a savings and pension business in France. Because of GE's significant financial resources, GE could have a significant competitive advantage over us should it decide to engage in businesses that compete with any of the businesses we conduct.

        GE has generally agreed for five years after this offering not to use the "GE" mark or the "GE" monogram or the name "General Electric" in connection with the marketing or underwriting on a primary basis of life insurance, long-term care insurance, annuities, or group life and health insurance in the U.S., or of auto insurance products in Mexico, and the underwriting or issuing of mortgage insurance products anywhere in the world. GE's agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the "GE" mark or the "GE" monogram. In addition, GE Consumer Finance, the consumer finance division of GE, has generally agreed to distribute on an exclusive basis our payment protection insurance products in certain European countries for five years, unless earlier terminated. See "Business—Protection—Products—European payment protection insurance."

Conflicts of interest may arise between us and GE that could be resolved in a manner unfavorable to us.

        Questions relating to conflicts of interest may arise between us and GE in a number of areas relating to our past and ongoing relationships. Five of our directors were designated to our board of directors by GE. One of these directors is both an officer and director of GE, and the other four of these directors are also officers of GE. These directors and a number of our officers own substantial amounts of GE stock and options to purchase GE stock, and all of them participate in GE pension plans. Ownership interests of our directors or officers in GE shares, or service as a director or officer of both our company and GE, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.

        The corporate opportunity policy set forth in our certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and GE and its officers and directors who are directors of our company, on the other hand. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our certificate of incorporation. Although these provisions are designed to resolve conflicts between us and GE fairly, we cannot assure you that any conflicts will be so resolved. The principles for resolving such potential conflicts of interest are described under "Description of Capital Stock—Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities."

Risks Relating to the Series A Preferred Stock

Holders of our Series A Preferred Stock must look solely to our earnings and assets for payment on their investment.

        The Series A Preferred Stock represents a preferred equity interest in us. The shares of Series A Preferred Stock are not obligations of, and are not guaranteed by, GE, the selling stockholder or our other affiliates. Holders of the shares of Series A Preferred Stock must look solely to our earnings and assets for payment of dividends, the redemption price or amounts upon dissolution, liquidation or winding up of us. If amounts received from our earnings and assets are insufficient to pay stated dividends on or the redemption price or the liquidation preference of the Series A Preferred Stock, no other assets will be available for such payments.

Our Series A Preferred Stock has no prior public market, and an active trading market may not develop.

        Prior to this offering, there has not been a market for our Series A Preferred Stock. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or for quotation of the Series A Preferred Stock in any automated dealer quotation system. We cannot provide you with any assurance regarding whether a trading market for our Series A Preferred Stock will develop, the ability of holders of shares of Series A Preferred Stock to sell their shares or the price at which holders may be able to sell their shares of Series A Preferred Stock. The underwriters have advised us that they currently intend to make a market in the Series A Preferred Stock. However, the underwriters are not obligated to do so, and any market-making with respect to the Series A Preferred Stock may be discontinued at any time without notice. If no active trading market develops, you may not be able to resell your Series A Preferred Stock at their fair market value or at all.

Our ability to issue preferred stock in the future could adversely affect the rights of holders of Series A Preferred Stock.

        We are authorized to issue additional preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. In some instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights that will rank senior to the preferred stock, and in all instances, senior to our common stock. The future issuance of preferred stock could effectively diminish or supersede the dividend and liquidation preferences of the Series A Preferred Stock.

The Series A Preferred Stock will not be guaranteed by any of our subsidiaries and will be structurally subordinated to the debt and other liabilities of our subsidiaries, which means that creditors of our subsidiaries will be paid from their assets before holders of the Series A Preferred Stock would have any claims to those assets.

        We are a holding company and conduct substantially all of our operations through subsidiaries. However, the Series A Preferred Stock will be obligations exclusively of Genworth Financial, Inc. and will not be guaranteed by any of our subsidiaries. As a result, our obligations under the Series A Preferred Stock, including our dividend and redemption payment obligations, will be structurally subordinated to all debt and other liabilities of our subsidiaries (including liabilities to policyholders and contractholders), which means that creditors of our subsidiaries will be paid from their assets before holders of the Series A Preferred Stock would have any claims to those assets. As of December 31, 2003, on a pro forma basis, our subsidiaries had outstanding $81,629 million of total liabilities, including $1,618 million of debt (excluding, in each case, intercompany liabilities).

The price of our Series A Preferred Stock may be volatile and may be affected by market conditions beyond our control.

        Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

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  quarterly variations in actual or anticipated results of our operations (including individual products);

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  changes in financial estimates by securities analysts;

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  actions or announcements by our competitors;

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  regulatory actions;

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  changes in the market outlook for the insurance industry;

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  departure of our key personnel; and

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  future sales of our preferred stock.

        The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of insurance and financial services companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of shares of our preferred stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our preferred stock is low.

Forward-Looking Statements

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements that are based upon our current expectations but are subject to uncertainty and changes in circumstances. These statements include forward-looking statements both with respect to us specifically and the insurance industry generally. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," and similar statements of a future or forward-looking nature identify forward-looking statements.

        These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Use of Proceeds

        We will not receive any proceeds from the sale by the selling stockholder of Series A Preferred Stock in this offering or of the Class A Common Stock or Equity Units in the concurrent offerings.

Dividend Policy

        We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.065 per share. The first such dividend will be declared in the third quarter of 2004 and paid in the fourth quarter. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors that the board of directors deems relevant.

        We are a holding company and have no direct operations. As a result, our ability to pay dividends in the future will depend on receiving dividends from our subsidiaries. Our insurance subsidiaries are subject to the laws of the jurisdictions in which they are domiciled and licensed and consequently are limited in the amount of dividends that they can pay. See "Regulation."

Capitalization

        Set forth below is our capitalization as of December 31, 2003, on an historical and a pro forma basis, which reflects the adjustments described in more detail in the notes to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information." You should read this information in conjunction with those notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus.

(Dollar amounts in millions, except per share amounts)	Historical		Pro forma adjustments- excluded assets and liabilities(1)	Pro forma adjustments- reinsurance transactions(2)	Pro forma adjustments- capital structure and other		Pro forma
Cash and cash equivalents	$1,982		$(99)	$(411)	$(4)		$1,468

Borrowings and other obligations:
Short-term borrowings	$2,239		$(2,239)	$—	$2,400	(3)	$2,400
Long-term borrowings	529	(4)	—	—	—		529

Total borrowings	2,768		(2,239)	—	2,400		2,929
Contingent note payable to GEFAHI	—		—	—	550	(5)	550
Non-recourse funding obligations	600	(6)	—	—	—		600
Borrowings related to securitization entities	1,018	(7)	—	—	—		1,018
% senior notes due 2009 underlying Equity Units	—		—	—	600	(8)	600
Series A Preferred Stock, mandatorily redeemable, liquidation preference $50 per share	—		—	—	100	(9)	100

Total borrowings and other obligations	4,386		(2,239)	—	3,650		5,797

Stockholder's interest:
Class A Common Stock, $0.001 par value; 1.5 billion shares authorized; 145.0 million shares issued and outstanding	—		—	—	—		—
Class B Common Stock, $0.001 par value; 700 million shares authorized; 344.5 million shares issued and outstanding(10)	—		—	—	—		—
Additional paid-in capital	8,377		860	402	317	(11)	9,956

Total paid-in capital	8,377		860	402	317		9,956
Accumulated nonowner changes in stockholder's interest	1,672		65	(731)	—		1,006
Retained earnings	5,751		(187)	(1,836)	(3,728	)(12)	—

Total stockholder's interest	15,800		738	(2,165)	(3,411)		10,962

Total capitalization	$20,186		$(1,501)	$(2,165)	$239		$16,759

(1)
Reflects adjustments to exclude amounts included in our historical combined financial statements relating to certain assets and liabilities that will not be transferred to us. For more information regarding the adjustments related to the excluded assets and liabilities, see notes (a), (b), (c) and (d) to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information."

(2)
Reflects adjustments to record the effects of the reinsurance transactions we will enter into with UFLIC in connection with this offering as described under "Arrangements Between GE and Our

  Company—Reinsurance Transactions." For more information regarding the adjustments related to the reinsurance transactions, see notes (f) and (g) to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information."

(3)
Reflects the $2.4 billion Short-term Intercompany Note that we will issue to GEFAHI in connection with our corporate reorganization. We will repay this note with proceeds from the borrowings under a $2.4 billion short-term credit facility that we will establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes (which would be included in long-term borrowings) and approximately $500 million in commercial paper (which would be included in short-term borrowings), both of which we intend to complete shortly after the completion of this offering. For a description of the terms of the Short-term Intercompany Note, the credit facility, the senior notes and the commercial paper, see "Description of Certain Indebtedness—Short-term Intercompany Note" and "Description of Certain Indebtedness—New Senior Notes."

(4)
Reflects the Yen Notes. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum. For a description of the terms of these notes, see "Description of Certain Indebtedness—Yen Notes."

(5)
Reflects the $550 million Contingent Note that we will issue to GEFAHI in connection with our corporate reorganization. This note is non-interest-bearing, matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. If regulatory approval has been obtained by the first anniversary date, but our financial ratings have not been affirmed, the term of this note will be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of this note, see "Description of Certain Indebtedness—Contingent Note."

(6)
Reflects non-recourse funding obligations. These obligations are represented by notes that bear a floating rate of interest and mature in 2033. The notes were issued by River Lake Insurance Company, a wholly-owned captive reinsurance subsidiary of our company, to fund additional statutory reserves required by Regulation XXX. Both principal and interest payments are guaranteed by a third-party insurance company. In the event that payment of principal or interest are not made by River Lake Insurance Company for any reason, the third-party insurance company is required to make these payments. The noteholders cannot require repayment from us or any of our subsidiaries, other than River Lake Insurance Company, the direct issuer of the notes.

(7)
Reflects borrowings associated with certain securitization entities that we were required to include in our financial statements upon adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Upon its adoption, GE Capital, of which we are an indirect subsidiary, was required to consolidate the funding conduit it sponsored. As a result, assets and liabilities of certain previously off-balance sheet securitization entities were required to be included in our financial statements because the funding conduit no longer qualified as a third party. For more information regarding these arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Off-balance Sheet Transactions."

(8)
Represents notes forming part of the Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

(9)
For a description of the terms of our Series A Preferred Stock, see "Description of Series A Preferred Stock." GEFAHI is offering the Series A Preferred Stock for sale in this offering.

(10)
Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE or when GE no longer beneficially owns at least 10% of our outstanding common stock. GEFAHI is offering 145.0 million shares of our Class A Common Stock in a concurrent offering, plus up to an additional 21.75 million shares that may be sold pursuant to an overallotment option (all of which shares will be converted from an equal number of shares of Class B Common Stock in connection with that offering).

(11)
Reflects adjustments to our paid-in capital, as described in notes (h), (i), (j), (k) and (l) to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information."

(12)
Reflects adjustments to our retained earnings, as described in notes (h), (i), (j) and (l) to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information."

The foregoing table:

    •
    excludes up to 6.1 million shares of Class A Common Stock issuable upon the exercise of 6.1 million unvested stock appreciation rights to be granted on the date of this prospectus, at an exercise price equal to the initial public offering price in the concurrent offering of Class A Common Stock;

    •
    excludes 10.1 million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options to be granted on the date of this prospectus, at an exercise price equal to the initial public offering price in the concurrent offering of Class A Common Stock;

    •
    excludes 4.1 million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued on the date of this prospectus in exchange for unvested GE stock options held by our employees, at a weighted average exercise price of $25.40 per share, and 1.0 million shares of Class A Common Stock issuable upon the exercise of vested employee stock options that will be issued on the date of this prospectus in exchange for vested GE stock options held by our Chairman, President and Chief Executive Officer, at a weighted average exercise price of $16.83 per share;

    •
    excludes up to 0.3 million shares of Class A Common Stock issuable upon the exercise of 0.3 million stock appreciation rights that will be issued on the date of this prospectus in exchange for unvested GE stock appreciation rights;

    •
    excludes 1.4 million shares of Class A Common Stock issuable upon the lapse of restrictions on restricted stock units that will be issued on the date of this prospectus in exchange for GE restricted stock units;

    •
    excludes up to 38.0 million shares of Class A Common Stock available for future issuance under our Genworth Omnibus Incentive Plan, less the number of shares of Class A Common Stock issuable in connection with the stock appreciation rights, stock options and restricted stock units described above; and

    •
    excludes up to         million shares of Class A Common Stock that we will be required to issue to settle the purchase contracts included in our Equity Units.

        The number of our stock options, restricted stock units and stock appreciation rights that will be issued in exchange for GE stock options, restricted stock units and stock appreciation rights will depend upon the initial public offering price of our Class A Common Stock and the weighted-average stock price of GE common stock for the trading day immediately prior to the date of this prospectus. Information in this prospectus assumes a price of $30.85 per share of GE common stock, which was the weighted-average stock price on April 27, 2004.

        Our total pro forma capitalization also does not include our liability to GE under the Tax Matters Agreement. As a consequence of our separation from GE, and the election we will make with GE to treat that separation as an asset sale under section 338 of the Internal Revenue Code, we expect to realize future tax savings that we otherwise would not realize. We are obligated, pursuant to the Tax Matters Agreement with GE, to pay to GE over a period from 15 to 25 years 80% of the projected future tax savings, subject to a maximum amount. Based on a number of assumptions, we estimate these projected payments to have a present value of $448 million. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement" and note (k) to our pro forma financial statements under "Selected Historical and Pro Forma Financial Information."

Ratio of Earnings to Fixed Charges

        The following table sets forth our ratio of earnings to fixed charges for the years indicated.

        For purposes of determining the historical ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. "Fixed charges" consist of (1) interest expense on short-term and long-term borrowings, (2) interest credited to policyholders on annuities and financial products and (3) the portion of operating leases that are representative of the interest factor.

        For purposes of determining the ratio of pro forma earnings to pro forma fixed charges, pro forma earnings consist of pro forma earnings from continuing operations before taxes plus pro forma fixed charges from continuing operations and fixed charges from discontinued operations. Pro forma fixed charges consist of (1) pro forma interest expense on short-term and long-term borrowings, including dividends on Series A Preferred Stock, (2) pro forma interest credited to policyholders on annuities and financial products, and (3) the portion of operating leases that are representative of the interest factor.

						Pro forma
	Historical
						Year ended December 31,
	Year ended December 31,
	2003	2002	2001	2000	1999	2003
Ratio of earnings to fixed charges	1.74	1.94	1.99	2.10	2.12	1.83

Selected Historical and Pro Forma Financial Information

        The following table sets forth selected historical combined and pro forma financial information. The selected historical financial information as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 has been derived from our combined financial statements, which have been audited by KPMG LLP and are included elsewhere in this prospectus. The selected pro forma financial information as of and for the year ended December 31, 2003 is unaudited and has been derived from our combined financial statements. You should read this information in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," our combined financial statements, the related notes and the accompanying independent auditors' report (which refers to a change in accounting for variable interest entities in 2003, goodwill and other intangibles in 2002, and derivative instruments and hedging activities in 2001), which are included elsewhere in this prospectus.

        Prior to the completion of this offering, we will acquire substantially all of the assets and liabilities of GEFAHI. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

  •
  489.5 million shares of our Class B Common Stock;

  •
  $600 million of our Equity Units;

  •
  $100 million of our Series A Preferred Stock;

  •
  $2.4 billion Short-term Intercompany Note; and

  •
  $550 million Contingent Note.

        The liabilities we will assume from GEFAHI include the Yen Notes.

        We have prepared our combined financial statements as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI, including those that will not be transferred to us, as well as the other insurance businesses that we will acquire from other GE subsidiaries, each in connection with our corporate reorganization.

        Prior to the completion of this offering, we will enter into several significant reinsurance transactions with UFLIC, an indirect, wholly-owned subsidiary of GE. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, policy obligations under our structured settlement contracts, which had reserves of $12.0 billion, and our variable annuity contracts, which had general account reserves of $2.8 billion and separate account reserves of $7.9 billion, each as of December 31, 2003. These contracts represent substantially all of our contracts that were in force as of December 31, 2003 for these products. In addition, effective as of January 1, 2004, we will cede to UFLIC policy obligations under a block of long-term care insurance policies that we reinsured from Travelers, which had reserves of $1.5 billion, as of December 31, 2003. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. In addition, as part of the reinsurance transactions, UFLIC will cede to us substantially all of its in-force blocks of Medicare supplement insurance. As of December 31, 2003, these blocks of business had aggregate reserves of $19 million.

        The unaudited pro forma information set forth below reflects our historical combined financial information, as adjusted to give effect to the transactions described below as if each had occurred as of January 1, 2003, in the case of earnings information, and December 31, 2003, in the case of financial position information. The following transactions are reflected in the pro forma financial information:

  •
  the removal of certain businesses of GEFAHI that will not be transferred to us in connection with our corporate reorganization, including the Partnership Marketing Group business, an institutional asset management business and several other small businesses;

  •
  the removal of certain liabilities that we will not assume, including an aggregate of $1.691 billion of commercial paper issued by GEFAHI and short-term borrowings from GE Capital of $548 million that were outstanding as of December 31, 2003;

  •
  the reinsurance transactions with UFLIC, including a capital contribution of $1.836 billion that we will make to UFLIC;

  •
  the issuance of equity and debt securities to GEFAHI in exchange for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization; and

  •
  the other adjustments described below in the notes to the unaudited pro forma financial information.

        The unaudited pro forma information below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

        In addition to the pro forma adjustments to our historical combined financial statements, various other factors will have an effect on our financial condition and results of operations after the completion of this offering, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        For information with respect to certain items that are not reflected in the pro forma financial information, see note (o) below.

						Pro forma
	Historical
						Year ended December 31,
	Years ended December 31,
(Amounts in millions, except per share amounts)	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Earnings Information
Revenues:
Premiums	$6,703	$6,107	$6,012	$5,233	$4,534	$6,252
Net investment income	4,015	3,979	3,895	3,678	3,440	2,928
Net realized investment gains	10	204	201	262	280	38
Policy fees and other income	943	939	993	1,053	751	557

Total revenues	11,671	11,229	11,101	10,226	9,005	9,775

Benefits and expenses:
Benefits and other changes in policy reserves	5,232	4,640	4,474	3,586	3,286	4,191
Interest credited	1,624	1,645	1,620	1,456	1,290	1,358
Underwriting, acquisition, and insurance expenses, net of deferrals	1,942	1,808	1,823	1,813	1,626	1,614
Amortization of deferred acquisition costs and intangibles(3)	1,351	1,221	1,237	1,394	1,136	1,144
Interest expense	140	124	126	126	78	138

Total benefits and expenses	10,289	9,438	9,280	8,375	7,416	8,445

Earnings from continuing operations before income taxes	1,382	1,791	1,821	1,851	1,589	1,330
Provision for income taxes	413	411	590	576	455	395

Net earnings from continuing operations	$969	$1,380	$1,231	$1,275	$1,134	$935

Pro forma earnings from continuing operations per share:
Basic	$1.98					$1.91

Diluted	$1.98					$1.91

Pro forma shares outstanding:
Basic	489.5					489.5

Diluted	490.0					490.0

Selected Segment Information
Total revenues:
Protection	$6,153	$5,605	$5,443	$4,917		$5,839
Retirement Income and Investments	3,781	3,756	3,721	3,137		2,707
Mortgage Insurance	982	946	965	895		982
Affinity(4)	566	588	687	817		—
Corporate and Other	189	334	285	460		247

Total	$11,671	$11,229	$11,101	$10,226		$9,775

Net earnings (loss) from continuing operations:
Protection	$487	$554	$538	$492		$481
Retirement Income and Investments	151	186	215	250		93
Mortgage Insurance	369	451	428	414		369
Affinity(4)	16	(3)	24	(13)		—
Corporate and Other	(54)	192	26	132		(8)

Total	$969	$1,380	$1,231	$1,275		$935

	Historical					Pro forma
	December 31,					December 31,
(Dollar amounts in millions)	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Financial Position Information
Total investments	$78,693	$72,080	$62,977	$54,978	$48,341	$59,778
All other assets	24,738	45,277	41,021	44,598	27,758	38,034

Total assets	$103,431	$117,357	$103,998	$99,576	$76,099	$97,812

Policyholder liabilities	$66,545	$63,195	$55,900	$48,291	$45,042	$66,046
Non-recourse funding obligation(5)	600	—	—	—	—	600
Short-term borrowings	2,239	1,850	1,752	2,258	990	2,400
Long-term borrowings	529	472	622	175	175	529
All other liabilities	17,718	35,088	31,559	35,865	18,646	17,275

Total liabilities	$87,631	$100,605	$89,833	$86,589	$64,853	$86,850

Accumulated nonowner changes in stockholder's interest	$1,672	$835	$(664)	$(424)	$(862)	$1,006
Total stockholder's interest	15,800	16,752	14,165	12,987	11,246	10,962
U.S. Statutory Information
Statutory capital and surplus	7,021	7,207	7,940	7,119	6,140
Asset valuation reserve	413	390	477	497	500
Other Information
Ratio of earnings to fixed charges(6)	1.74	1.94	1.99	2.10	2.12	1.83

(1)
On August 29, 2003, we sold our Japanese life insurance and domestic auto and homeowners' insurance businesses for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. See note 4 to our combined financial statements, included elsewhere in this prospectus.

(2)
During 2000, we consummated three significant business combinations:

  •
  In July 2000, we reinsured 90% of Travelers' long-term care insurance portfolio and acquired certain related assets for $411 million;

  •
  In April 2000, we acquired 97% of Phoenix American Life Insurance Company for $284 million; and

  •
  Effective March 2000, we acquired the insurance policies and related assets of Toho Mutual Life Insurance Company. Our Japanese life insurance business assumed $21.6 billion of policyholder liabilities and $0.3 billion of accounts payable and accrued expenses and acquired $20.3 billion in cash, investments and other tangible assets through this transaction. We sold this business on August 29, 2003, and its results have been presented as discontinued operations.

(3)
As of January 1, 2002, we adopted Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets, and, in accordance with its provisions, discontinued amortization of goodwill. Goodwill amortization was $84 million, $70 million and $53 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding goodwill amortization included in discontinued operations.

(4)
Reflects the results of businesses that are owned by GEFAHI but will not be transferred to us in connection with our corporate reorganization, including (a) the Partnership Marketing Group business, (b) an institutional asset management business, and (c) several other small businesses that are not part of our core ongoing business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information."

(5)
Reflects non-recourse funding obligations. These obligations are represented by notes that bear a floating rate of interest and mature in 2033. The notes were issued by a wholly-owned captive reinsurance subsidiary of our company, to fund certain statutory reserves. Both principal and interest payments are guaranteed by a third-party insurance company.

(6)
For purposes of determining the historical ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. "Fixed charges" consist of (a) interest expense on short-term and long-term borrowings, (b) interest credited to policyholders on annuities and financial products and (c) the portion of operating leases that are representative of the interest factor. For purposes of determining the ratio of pro forma earnings to pro forma fixed charges, pro forma earnings consist of pro forma earnings from continuing operations before taxes plus pro forma fixed charges from continuing operations and fixed charges from discontinued operations. Pro forma fixed charges consist of (a) pro forma interest expense on short-term and long-term borrowings, including dividends on Series A Preferred Stock, (b) pro forma interest credited to policyholders on annuities and financial products, and (c) the portion of operating leases that are representative of the interest factor.

Pro Forma Financial Information

	Year ended December 31, 2003
	Historical	Pro forma adjustments— excluded assets and liabilities		Pro forma adjustments— reinsurance transactions		Pro forma adjustments— capital structure and other		Pro forma(o)
(Amounts in millions, except per share amounts)
Revenues:
Premiums	$6,703	$(244	)(a)	$(207	)(f)	$—		$6,252
Net investment income	4,015	(62 (8	)(a) )(c)	(921 (96	)(f) )(g)	—		2,928
Net realized investment gains	10	6	(e)	24 (2	(f) )(g)	—		38
Policy fees and other income	943	(260	)(a)	(126	)(f)	—		557

Total revenues	11,671	(568)		(1,328)		—		9,775

Benefits and expenses:
Benefits and other changes in policy reserves	5,232	(196	)(a)	(845	)(f)	—		4,191
Interest credited	1,624	—		(266	)(f)	—		1,358
Underwriting, acquisition, and insurance expenses, net of deferrals	1,942	(239 (4	)(a) )(c)	(85	)(f)	—		1,614
Amortization of deferred acquisition costs and intangibles	1,351	(110	)(a)	(97	)(f)	—		1,144
Interest expense	140	—		—		(83)	(b)	138
						24 23 34	(i) (k) (m)

Total benefits and expenses	10,289	(549)		(1,293)		(2)		8,445

Earnings from continuing operations before income taxes	1,382	(19)		(35)		2		1,330
Provision for income taxes	413	(5 (1 2	)(a) )(c) (e)	24 (39	(f) )(g)	1	(n)	395

Net earnings from continuing operations	$969	$(15)		$(20)		$1		$935

Pro forma earnings from continuing operations per share: (p)
Basic	$1.98							$1.91

Diluted	$1.98							$1.91

Pro forma number of shares outstanding: (p)
Basic	489.5							489.5

Diluted	490.0							490.0

Pro Forma Financial Information

	December 31, 2003
	Historical	Pro forma adjustments— excluded assets and liabilities		Pro forma adjustments— reinsurance transactions		Pro forma adjustments— capital structure and other		Pro forma(o)
(Dollar amounts in millions)
Assets
Investments:
Fixed maturities	$65,485	$(1,310	)(a)	$(15,504	)(f)	$—		$47,442
		(3	)(d)	(1,226	)(g)
Equity securities	600	(73	)(a)	(68	)(f)	—		428
		(31	)(d)
Mortgage and other loans	6,114	82	(c)	(334 (186	)(f) )(g)	—		5,676
Policy loans	1,105	(9	)(a)	—		—		1,096
Short-term investments	531	(15	)(a)	—		—		516
Restricted investments held by securitization entities	1,069	—		—		—		1,069
Other invested assets	3,789	(13	)(a)	(52	)(f)	—		3,551
		(120	)(c)
		(53	)(d)

Total investments	78,693	(1,545)		(17,370)		—		59,778
Cash and cash equivalents	1,982	(93	)(a)	(411	)(g)	20	(h)	1,468
		(6	)(c)			(24	)(h)
Accrued investment income	1,247	(22	)(a)	(224	)(f)	—		977
		(7	)(d)	(17	)(g)
Deferred acquisition costs	5,788	(198	)(a)	(865	)(f)	—		4,725
Intangible assets	1,346	(191	)(a)	(282	)(f)	—		872
		(1	)(d)
Goodwill	1,728	(284	)(a)	—		—		1,444
Reinsurance recoverable	2,334	(23	)(a)	16,345	(f)	—		18,656
Other assets	2,069	(84	)(a)	(31	)(f)	—		1,648
		(6	)(c)
		(300	)(d)
Separate account assets	8,244	—		—		—		8,244

Total assets	$103,431	$(2,760)		$(2,855)		$(4)		$97,812

Liabilities and Stockholder's Interest
Liabilities:
Future annuity and contract benefits	$59,257	$(349	)(a)	$13	(f)	$—		$58,921
Liability for policy and contract claims	3,207	(144	)(a)	6	(f)	—		3,069
Unearned premiums	3,616	(19	)(a)	—		—		3,597
Other policyholder liabilities	465	(6	)(a)	—		—		459
Other liabilities	7,051	(231	)(a)	(43	)(f)	57	(i)	7,215
		(176	)(b)			2,400	(i)
		(2	)(c)			550	(i)
		(439	)(d)			448 (2,400	(k) )(m)
Non-recourse funding obligations	600	—		—		—		600
Short-term borrowings	2,239	(2,239	)(b)	—		2,400	(m)	2,400
Long-term borrowings	529	—		—		—		529
% senior notes due 2009 underlying Equity Units	—	—		—		600	(i)	600
Series A Preferred Stock, mandatorily redeemable(q)	—	—		—		100	(i)	100
Deferred income taxes	1,405	39	(a)	(666	)(f)	(18	)(j)	98
		68	(b)			(730	)(k)
Borrowings related to securitization entities	1,018	—		—		—		1,018
Separate account liabilities	8,244	—		—		—		8,244

Total liabilities	87,631	(3,498)		(690)		3,407		86,850

Stockholder's interest:
Common stock(i)(r)	—	—		—		—		—
Additional paid-in capital	8,377	(1,386	)(a)	402	(f)	20	(h)	9,956
		2,248	(b)			(15	)(h)
		(46	)(c)			(57	)(i)
		44	(d)			46	(j)
						282	(k)
						41	(l)
Accumulated non owner changes in equity
Net unrealized investment gains	1,518	(34	)(a)	(689 (4	)(f) )(g)	—		791
Derivatives qualifying as hedges	(5)	99	(b)	(38	)(f)	—		56
Foreign currency translation adjustments	159	—		—		—		159

Total accumulated non owner changes in equity	1,672	65		(731)		—		1,006
Retained earnings	5,751	(185 (2	)(a) )(c)	(1,836	)(g)	(9 (3,650	)(h) )(i)	—
						(28	)(j)
						(41	)(l)

Total stockholder's interest	15,800	738		(2,165)		(3,411)		10,962

Total liabilities and stockholder's interest	$103,431	$(2,760)		$(2,855)		$(4)		$97,812

Notes to unaudited pro forma financial information

(a)
Reflects adjustments to exclude amounts included in our historical combined financial statements relating to the results of operations, assets and liabilities of businesses reported in the Affinity segment, which will not be transferred to us. For a description of our Affinity segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information." The exclusion of these businesses from our historical combined financial statements will be accounted for as a dividend to our stockholder prior to the completion of this offering.

(b)
Reflects adjustments to exclude the liabilities for commercial paper issued by GEFAHI of $1,691 million, short-term borrowings from GE Capital of $548 million, derivative contracts hedging the commercial paper cash flows of $176 million, deferred tax liability of $(68) million relating to those derivative contracts, non-owner changes in equity of $99 million, net of deferred tax, reflecting the effective portion of hedges that have not yet been reclassified to earnings, and interest expense, adjusted for qualified hedge effects, of $83 million incurred during 2003 on our commercial paper and other short-term borrowings. The commercial paper, short-term borrowing and derivative contracts liabilities will not be transferred to us and their exclusion from our historical combined financial statements will be accounted for as a capital contribution from our stockholder prior to the completion of this offering.

(c)
Reflects adjustments to exclude amounts included in our historical combined financial statements relating to the results of operations, assets and liabilities of certain investment partnerships that will not be transferred to us. The exclusion of these partnerships from our historical combined financial statements will be accounted for as a dividend to our stockholder prior to the completion of this offering.

(d)
Reflects adjustments to exclude payables to, receivables from, and intercompany investments in other GE companies included in our historical combined financial statements, net of deferred taxes, that will not be transferred to us. The exclusion from our historical combined financial statements of the net liability for these intercompany balances will be accounted for as a capital contribution from our stockholder prior to the completion of this offering.

(e)
Reflects adjustments to exclude from results of operations net realized investment losses, and related income tax benefit, arising from sales of Affinity segment assets. In our historical combined financial statements net realized investment losses are reflected in the Corporate and Other segment.

(f)
Reflects adjustments to record the effects of the reinsurance transactions we will enter into with UFLIC in connection with this offering as described under "Arrangements Between GE and Our Company—Reinsurance Transactions." As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force structured settlement contracts, substantially all of our in-force variable annuity contracts, and a block of long-term care insurance policies that we reinsured from Travelers in 2000. The unaudited pro forma information gives effect to the reinsurance transactions as if each had occurred as of January 1, 2003, in the case of earnings information, and December 31, 2003, in the case of financial position information. Accordingly, our unaudited pro forma earnings information excludes the effects of all reinsured contracts that were issued before January 1, 2003. We will continue to sell variable annuities and structured settlements after completion of the reinsurance transactions and will retain that business for our own account, subject to third-party reinsurance transactions in the ordinary course of business. As a result, our unaudited pro forma combined statements of earnings reflect premiums and fees from these products issued after January 1, 2003, even though these variable annuities and structured settlements will be included in the blocks of policies reinsured with UFLIC. Our net loss for 2003 from variable annuities and structured settlements issued after January 1, 2003 was $5 million. We did not issue any new policies in 2003 in the block of long-term care insurance policies that we will cede to UFLIC and we will not issue any in the future. As a result, our pro forma combined statements of earnings exclude the impact of that entire block of policies.

  In connection with the reinsurance transactions, we will record a reinsurance recoverable asset of $16,345 million, including $12,056 million related to structured settlement contracts, $2,815 million related to variable annuity contracts and $1,468 million related to long-term care insurance policies.

  When we enter into the reinsurance transactions we will transfer investment assets to UFLIC in exchange for the reinsurance recoverable asset from UFLIC and consequently we will not earn investment income on the investment assets transferred. The actual investment assets that will be transferred in the reinsurance transactions have been determined on an asset-by-asset basis and the pro forma financial position adjustments have been determined based upon the actual assets that will be transferred. Because a significant portion of the assets to be transferred were not owned for the entire period, the pro forma earnings adjustments were based upon a proportional allocation of investment income from the investment assets historically identified as supporting the blocks of business reinsured. Under our existing investment management strategies, multiple product lines with similar characteristics can be supported by a single portfolio of investment securities, known as "multiple product portfolios." Where the reinsurance transactions with UFLIC relate to products supported by multiple product portfolios, the pro forma net investment income and net realized investment gains (losses) attributable to the reinsured liabilities were determined using an allocation approach, applying the ratio of reinsured liabilities to the total liabilities supported by the multiple product portfolio to the portfolio's net investment income and net realized investment gains (losses), respectively.

  Under the reinsurance transactions, we will receive an expense allowance to reimburse us for costs we incur to service the reinsured blocks. Actual costs and expense allowance amounts will be determined by expense studies to be conducted periodically. The pro forma adjustments have been prepared assuming that actual costs incurred during the pro forma periods, as determined under our historical cost structure and allocation methods, were reimbursed by an expense allowance.

  The reinsurance transactions will be completed and accounted for at book value. We will report the reinsurance transactions on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities. The differences between the book value of assets and liabilities transferred and the ceding commission received, and their respective income tax effects, are recorded as a net capital contribution from our stockholder. The actual income tax effects will vary depending upon, among other factors, the fair value of the investment assets at the time of the reinsurance transaction.

  The pro forma information does not represent the results we would have achieved had the reinsurance transactions we will enter into with UFLIC been consummated at the beginning of the periods presented, and the information presented may not be a reliable indicator of our future results.

(g)
Concurrently with the reinsurance transactions described in note (f), we will contribute $1.836 billion of capital to UFLIC, which primarily represents excess statutory capital in our insurance subsidiaries, after giving effect to the reinsurance transactions. We have reflected this capital contribution to UFLIC in our unaudited pro forma financial position information as a distribution to our stockholder and a decrease in fixed maturities, mortgage loans and cash, with related adjustments to accrued investment income, deferred income taxes and other associated items. The actual investment assets that will be contributed to UFLIC have been determined on an asset-by-asset basis and the pro forma financial position adjustments have been determined based upon the actual assets that will be transferred. Because a significant portion of the assets to be transferred were not owned for the entire period, the pro forma adjustments to reduce net investment income and net realized investment gains related to the transferred assets were based upon a proportional allocation of investment income from the investment assets historically identified as representing surplus of the subsidiaries providing the assets to be contributed to UFLIC.

(h)
Reflects adjustments to record a capital contribution of $20 million received by one of our combined subsidiaries from GE in March 2004 and a dividend of $24 million paid by another of our combined subsidiaries to GE in April 2004. We will record this capital contribution and dividend in our historical combined financial statements in the three months ending March 31 and June 30, 2004, respectively.

(i)
Reflects adjustments to record the equity and debt securities we will issue to GEFAHI in connection with our corporate reorganization, as well as related interest expense:

1.
We will issue 489.5 million shares of our Class B Common Stock to GEFAHI. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE, or when GE no longer beneficially owns at least 10% of our outstanding common stock. For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock." GEFAHI is offering shares of our Class A Common Stock for sale in a concurrent offering.

2.
We will issue $600 million of our Equity Units to GEFAHI. We will pay holders of Equity Units quarterly contract adjustment payments on each purchase contract forming a part of the Equity Units at a rate of      % per year of the stated amount of $25 per Equity Unit. The estimated present value of the contract adjustment payments on the stock purchase contracts is $57 million, which has been recorded in other liabilities with a decrease in additional paid-in capital. When we make contract adjustment payments, they will be charged to other liabilities and we will accrue interest expense on the unpaid balance at the rate of      % per year. Our pro forma adjustments have been prepared based upon an assumed contract adjustment payment rate of 3.35% per year and an interest rate of 2.90% per year on the debt component of the Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

3.
We will issue $100 million of our Series A Preferred Stock, which is mandatorily redeemable, to GEFAHI. For a description of the terms of our Series A Preferred Stock, see "Description of Series A Preferred Stock." The dividends on our Series A Preferred Stock will be accounted for as interest expense in our financial statements. Our pro forma interest expense adjustment has been prepared based upon an assumed dividend rate of 4.625% per year. GEFAHI is offering shares of our Series A Preferred Stock for sale in this offering.

4.
We will issue the $2.4 billion Short-term Intercompany Note to GEFAHI. We intend to repay this note with proceeds from the borrowings described in note (m) below. Because this note will be outstanding only between the date of this prospectus and the completion of this offering, interest expense on this note will not be material and has not been included in our pro forma adjustments. For a description of the terms of the Short-term Intercompany Note, see "Description of Certain Indebtedness—Short-term Intercompany Note."

5.
We will issue the $550 million Contingent Note to GEFAHI. This note is non-interest-bearing, matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. If regulatory approval has been obtained by the first anniversary date, but our financial ratings have not been affirmed, the term of this note will be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of the Contingent Note, see "Description of Certain Indebtedness—Contingent Note."

(j)
Reflects adjustments to retained earnings for the first-year cost of our grant of stock options and stock appreciation rights to our management and employees and cost relating to the conversion of certain existing stock-based compensation awards upon the completion of this offering, net of a related reduction of deferred income tax liability. On the date of this prospectus, we will establish equity compensation plans pursuant to which we will (1) issue stock options to purchase 10.1 million shares of our Class A Common Stock with an exercise price equal to the initial offering price, (2) issue stock appreciation rights on 6.1 million shares of our Class A Common Stock with an exercise price equal to the initial public offering price, and (3) convert all the unvested stock options, restricted stock units and stock appreciation rights that GE previously granted to our employees and the vested GE stock options held by our Chairman, President and Chief Executive Officer into stock options, restricted stock units and stock appreciation rights issued by our company. We recognize compensation expense for share-based compensation awards based upon the fair value of the stock options in accordance with Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under the measurement principles of SFAS 123, we estimate that we will recognize compensation expense related to (1) the new issuances of stock options and stock appreciation rights of $40 million, $40 million, $24 million, $14 million and $6 million for the five twelve- month periods following the completion of this offering, and (2) the conversions of existing awards of $6 million and $1 million for the two twelve-month periods following the completion of this offering. Our estimate of fair value was made using the Black-Scholes model based upon the assumed initial offering price of $22.00 per share, volatility of 34.21%, risk free interest rate of 3.5% per year, and average expected life of 6 years. For a description of our stock-based compensation plans see "Management—GE 1990 Long-Term Incentive Plan," "—Omnibus Incentive Plan" and "—Incentive Compensation Program."

(k)
Reflects an adjustment to record certain effects of our Tax Matters Agreement with GE. Under the Tax Matters Agreement, GE will make, and we will join GE in making, tax elections under section 338 of the Internal Revenue Code that will treat (for tax purposes) many of the companies in our group as having sold all their assets in fully taxable sales. Under the Tax Matters Agreement, GE will control the making of these elections and related determinations. GE will be responsible for all current taxes resulting from the making of these tax elections. As a result of the section 338 elections, we will become entitled to certain tax benefits that are expected to be realized by us in the future in the ordinary course of our business and that otherwise would not have been available to us. These benefits are generally attributable to increased tax deductions for amortization of intangibles and to increased tax basis in non-amortizable investment assets. Under the Tax Matters Agreement, we will be required to make payments to GE, equal to 80% of the amount of tax we are projected to save for each tax period as the result of these increased tax benefits, subject to a maximum amount of $640 million. We estimate that this maximum amount will apply, such that these payments will aggregate $640 million, comprising $572 million resulting from temporary differences between financial reporting and tax basis of our assets and liabilities arising from the elections (and recorded as a reduction in net deferred tax liabilities) and $68 million resulting from future interest expense deductions arising under the Tax Matters Agreement. The estimated present value of the projected payments is approximately $448 million.

  We have recorded this amount as our estimate of our liability to GE and have increased paid-in capital by the difference ($282 million) between that amount and the total $730 million reduction in net deferred income tax liabilities as a result of the Section 338 elections. The $730 million includes both GE's 80% share of the benefit (subject to a maximum amount), or $572 million, and our share of the benefit, or $158 million. We will record interest expense as our obligation under the Tax Matters Agreement accretes over time. Our pro forma adjustment for interest expense related to the Tax Matters Agreement has been prepared based upon an assumed interest rate of 5.01% per year.

  Although these pro forma adjustments reflect detailed estimates, the estimates remain subject to certain variables, such as the value of our company and its individual assets, that will not be determined until the completion of this offering and, in some cases, after the completion of this offering. If these variables depart materially from the expectations underlying our estimates, the amounts set forth in the pro forma adjustments, and particularly the adjustment to our paid-in capital for the difference between the reduction in our net deferred income tax liabilities and the amount of our liability to GE under the Tax Matters Agreement, could increase or decrease substantially. See "Arrangements Between GE and Our Company—Tax Matters Agreement" for further description of these tax matters.

(l)
Reflects an adjustment to record additional effects of our Tax Matters Agreement with GE. As described in note (k), GE generally will pay all current taxes arising from the section 338 elections. Certain taxes other than section 338 taxes will be incurred by our subsidiaries in the transaction. Under the Tax Matters Agreement, these taxes also will be paid by GE. These taxes have been estimated at $41 million, using assumptions as to, among other things, the value of our company and its individual assets. We will record these non-recurring taxes as a current tax expense when incurred, and will record GE's payment of the taxes on our behalf as an equity contribution. Because these taxes are non-recurring, we have not reflected this adjustment in the unaudited pro forma earnings information. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement" for further description of these tax matters.

(m)
Reflects an adjustment to record borrowings and related interest expense pursuant to a $2.4 billion short-term credit facility that we will establish with a syndicate of banks concurrently with the completion of this offering. We will borrow the entire amount available under that facility upon the completion of this offering to repay the Short-term Intercompany Note. For a description of the terms of this facility, see "Description of Certain Indebtedness—Short-term Credit Facility." Our pro forma adjustment for interest expense has been prepared based upon an assumed interest rate of 1.40% per year. We intend to repay the borrowings under this short-term credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes (which would be included in long-term borrowings) and approximately $500 million in commercial paper (which would be included in short-term borrowings), both of which we intend to complete shortly after the completion of this offering. If these notes and commercial paper had been issued as of January 1, 2003, our pro forma interest expense for the year ended December 31, 2003 would have increased by $62 million, assuming a weighted average interest rate of 4.76% per year on the notes and 1.07% per year on the commercial paper.

(n)
Reflects an adjustment to record the tax impact on other pro forma earnings adjustments at a rate of 35%.

(o)
We have not reflected any adjustments in our unaudited pro forma combined financial information for the following:

1.
Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition matters. These include (i) arrangements with respect to certain transition services, management consulting services, administration services for a pool of guaranteed investment contracts, or GICs, and institutional asset management services, pursuant to which we will provide services to GE, (ii) arrangements with respect to certain transition services and asset management services, pursuant to which GE will provide services to us, and (iii) arrangements with GE with respect to which GE will reimburse us for the costs of our offering of senior notes and certain other separation costs. Except as described in the notes above, we have not reflected any adjustments for the estimated effects of these arrangements, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Separation from GE and related costs" and "Arrangements Between GE and Our Company—Relationship with GE."

  2.
  We have not reflected any adjustments to exclude net investment income or net realized investment gains related to the $2,930 million dividend paid by GEFAHI in December 2003. Approximately $1,630 million of the dividend was funded from proceeds received on the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, after deducting expenses and settlements, and the remaining $1,300 million of the dividend was funded from a portion of dividends received from our insurance subsidiaries. If the amount of the dividend funded from dividends received from our insurance subsidiaries had been invested in short-term investments during the year ended December 31, 2003, it would have earned net investment income of approximately $30 million, based on our average short-term investment yield during 2003.

  3.
  Our payment protection insurance business in the U.K. includes a portfolio of insurance bonds and structured settlements issued to contractholders in the U.K. that had reserves of approximately $200 million as of December 31, 2003 and net earnings of approximately $1 million for the year ended December 31, 2003. We and GE have agreed, subject to receipt of required regulatory and court approvals in the U.K., to transfer ownership of the bond and structured settlement portfolio to GE as soon as practicable following the transfer of the U.K. insurance businesses to us. Pending completion of the transfer of the bond and structured settlement portfolio, we have agreed to use commercially reasonable efforts to enter into indemnity reinsurance arrangements with GE to transfer the economic benefits, obligations and risks of the bond and structured settlement portfolio to GE promptly following completion of the offering. We have not reflected any adjustments for the reinsurance transaction and subsequent portfolio transfer. The reinsurance and portfolio transfer transactions will have no material effect on our net earnings or total stockholder's interest. When completed, the reinsurance transaction will reduce cash and investments and increase reinsurance recoverable by the amount of the reserves. The subsequent portfolio transfer will remove the reinsurance recoverable and related reserves from our combined statement of financial position. See "Arrangements Between GE and Our Company—European Payment Protection Insurance Business Arrangements."

  4.
  We expect to incur aggregate pre-tax expenses of approximately $35 million in each of 2004, 2005 and 2006 for marketing, advertising and legal entity transition expenses, reflecting primarily the costs of establishing our new brand throughout our business, including with consumers and sales intermediaries. We have not reflected any adjustments for the estimated effect of these expenses because the majority of these expenses are nonrecurring and we did not incur any material expenses relating to advertising in the periods presented. We will charge these expenses to income in the periods incurred.

  5.
  We have not reflected any adjustments for the transition to our benefit plans under the employee matters agreement we will enter into with GE prior to the completion of this offering. Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, our applicable U.S. employees will cease to participate in the GE plans and will participate in employee benefit plans established and maintained by us. For at least the one year period following the date that GE ceases to own more than 50% of our outstanding common stock, we will establish plans that will provide our employees with benefits that that are at least substantially comparable in the aggregate to the value of those benefits provided by the GE plans. See "Arrangements Between GE and Our Company—Employee Matters Agreement" for further description of these matters.

(p)
Basic and diluted earnings from continuing operations per share and the weighted average shares outstanding are calculated as set forth below:

	December 31, 2003
(Amounts in millions, except per share amounts)	Basic	Diluted
Pro forma net earnings from continuing operations	$935	$935

Common stock	489.5	489.5
Restricted stock units and stock appreciation rights(1)		.3
Stock options(1)		.2
Purchase contracts(1)		—

Pro forma shares outstanding	489.5	490.0

Pro forma earnings from continuing operations per share	$1.91	$1.91

  (1)
  Pro forma shares outstanding used in our calculation of pro forma diluted earnings from continuing operations per share result from 1.7 million shares of Class A Common Stock available under restricted stock units and stock appreciation rights, 5.1 million shares of Class A Common Stock available under stock options and         million shares of Class A Common Stock available under purchase contracts forming part of our Equity Units, based on the treasury stock method.

(q)
Reflects liquidation preference and mandatory redemption value and of $50 per share.

(r)
Reflects par value of $0.001 per share, 1.5 billion shares of Class A Common Stock authorized, 145.0 million shares of Class A Common Stock issued and outstanding. Also reflects par value of $0.001 per share, 700 million shares of Class B Common Stock authorized, and 344.5 million shares of Class B Common Stock issued and outstanding.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited historical combined financial statements and related notes as well as our unaudited pro forma combined financial statements included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, many of which are beyond our control. See "Forward-Looking Statements."

Overview

  Our business

        We are a leading insurance company in the U.S., with an expanding international presence. We have three operating segments—Protection, Retirement Income and Investments, and Mortgage Insurance.

  •
  Protection.    We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. For the year ended December 31, 2003, our Protection segment had pro forma segment net earnings of $481 million.

  •
  Retirement Income and Investments.    We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. For the year ended December 31, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $93 million.

  •
  Mortgage Insurance.    We offer mortgage insurance products in the U.S., Canada, Australia, and Europe that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. For the year ended December 31, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $369 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), most of our interest and other financing expenses, unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), and the results of several small, non-core businesses that are managed outside our operating segments. For the year ended December 31, 2003, our Corporate and Other segment had a pro forma segment net loss of $8 million.

  Our corporate reorganization

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization. Prior to the completion of this offering, we will acquire substantially all of the assets and liabilities of GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting. In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI 489.5 million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the

$2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. See "Corporate Reorganization."

  Our historical and pro forma financial information

        The historical combined financial information presented in this prospectus has been derived from our combined financial statements, which have been prepared as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI, including those that will not be transferred to us in connection with our corporate reorganization, as well as the other insurance businesses that we will acquire from other GE subsidiaries in connection with our corporate reorganization. In addition to the three operating segments that we will have after the completion of this offering and our Corporate and Other segment, our historical combined financial statements also include the results of (1) the Partnership Marketing Group business, which offers life and health insurance, auto club memberships and other financial products and services directly to consumers through affinity marketing arrangements with a variety of organizations, (2) an institutional asset management business owned by GEFAHI, and (3) several other small businesses owned by GEFAHI that are not part of our core ongoing business.

        The Partnership Marketing Group historically included UFLIC, a subsidiary that offered life and health insurance products through affinity marketing arrangements. Prior to the completion of this offering, GEFAHI's Partnership Marketing Group will transfer UFLIC to General Electric Capital Services, Inc., a direct wholly-owned subsidiary of GE. We will not acquire the Partnership Marketing Group business, the institutional asset management business or these other small businesses from GEFAHI, and their results (including UFLIC's historical results) are presented as a separate operating segment under the caption "Affinity."

        Our historical combined financial statements also include our Japanese life insurance and domestic auto and homeowners' insurance businesses, which we sold on August 29, 2003, and which are presented in our historical combined financial statements as discontinued operations.

        The unaudited pro forma information presented in this prospectus reflects our historical combined financial information, as adjusted to give effect to the transactions described under "Selected Historical and Pro Forma Financial Information" as if each had occurred as of January 1, 2003, in the case of earnings information, and December 31, 2003, in the case of financial position information.

  Revenues and expenses

        Our revenues consist primarily of the following:

  •
  Protection.    The revenues in our Protection segment consist primarily of:

  •
  net premiums earned on individual life, individual long-term care, group life and health and payment protection insurance policies;

  •
  net investment income on the separate investment portfolio held by our European payment protection insurance business or allocated to this segment's other lines of business; and

  •
  policy fees and other income, including fees for mortality and surrender charges primarily from universal life insurance policies, and other administrative charges.

  •
  Retirement Income and Investments.    The revenues in our Retirement Income and Investments segment consist primarily of:

  •
  net premiums earned on income annuities and structured settlements with life contingencies;

  •
  net investment income allocated to this segment; and

    •
    policy fees and other income, including surrender charges, mortality and expense charges, investment management fees and commissions.

  •
  Mortgage Insurance.    The revenues in our Mortgage Insurance segment consist primarily of:

  •
  net premiums earned on mortgage insurance policies;

  •
  net investment income on the segment's separate investment portfolio; and

  •
  policy fees and other income, including fees from contract underwriting services.

  •
  Corporate and Other.    The revenues in our Corporate and Other segment consist primarily of:

  •
  net premiums, policy fees and other income from the insurance businesses in this segment;

  •
  unallocated net investment income; and

  •
  net realized investment gains (losses).

        We allocate net investment income from our Corporate and Other segment to our Protection (except European payment protection insurance) and Retirement Income and Investments segments using an approach based principally upon the investment portfolio established to support each of those segments' products and targeted capital levels. We do not allocate net investment income from our Corporate and Other segment to our Mortgage Insurance segment or to our European payment protection insurance product within the Protection segment because they have their own separate investment portfolios, and the net investment income from those portfolios is reflected in the Mortgage Insurance and Protection segment results. In our historical combined financial statements, we allocated net investment income to our Affinity segment in the same manner that we allocated these items to our Protection and Retirement Income and Investments segments.

        All net realized investment gains (losses) are reflected in the Corporate and Other segment and are not reflected in the results of any of our other segments.

        Our expenses consist primarily of the following:

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  benefits provided to policyholders and contractholders and changes in reserves;

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  interest credited on general account balances;

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  underwriting, acquisition and insurance expenses, including commissions, marketing expenses, policy and contract servicing costs, overhead and other general expenses that are not capitalized (shown net of deferrals);

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  amortization of deferred policy acquisition costs and other intangible assets;

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  interest and other financing expenses; and

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  income taxes.

We allocate corporate expenses to each of our operating segments based on our relative equity investment in that segment.

  Business trends and conditions

        In recent years, our business has been, and we expect will continue to be, influenced by a number of macroeconomic, industry-wide and product-specific trends and conditions.

  Market and economic environment

        Macroeconomic conditions.    During the last several years, the sales and financial results of our business were adversely affected by very slow economic growth, low interest rates and depressed equity markets. During 2001 and 2002, U.S. real GDP growth declined to 0.5% and 2.2%, respectively, after averaging compound annual growth of 4.1% from 1995 to 2000. Interest rates, as measured by the 10-year U.S. Treasury, reached historical 45-year lows in June 2003, declining from 6.8% in January 2000 to 3.1% in June 2003. In addition, the U.S. equity markets were marked by a severe downturn, with the S&P 500 Index declining by 51% from 1,553 at its peak in March 2000 to 768 in October 2002. These economic conditions were exacerbated by several high-profile corporate scandals and bankruptcies. During this period, our business also faced a challenging credit cycle, with the Moody's Default Index reaching 2.05% in 2002 after averaging 0.45% from 1999 to 2001. Similar economic trends and challenges prevailed outside the U.S. as well during this period.

        Aging U.S. population with growing retirement income needs.    According to the U.S. Social Security Administration, from 1945 to 2001, U.S. life expectancy at birth increased from 62.9 years to 73.8 years for men and from 68.4 years to 79.4 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. The U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 21% (61 million) in 2002 to more than 29% (95 million) in 2020. These increases in life expectancy and the average age of the U.S. population heighten the risk that individuals will outlive their retirement savings. In addition, approximately $4.4 trillion of invested financial assets (25% of all U.S. invested financial assets) are held by people within 10 years of retirement and are expected to be converted to income as those people retire, according to a survey conducted by SRI Consulting Business Intelligence in 2002. We believe these trends will lead to growing demand for retirement income and investment products, such as our annuities and other investment products, that help consumers accumulate assets and provide reliable retirement income.

        Growing lifestyle protection gap.    The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient financial resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing home costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. Recent reductions in employer-paid benefits by many companies, coupled with uncertainty over the future of government benefit programs underscore the potential for long-term benefit reductions from these traditional sources and the potential need for individuals to identify alternative sources of these benefits. At the same time, according to the U.S. Bureau of Economic Analysis, personal savings rates decreased from 10.9% in 1982 to 3.7% in 2002. Consumers are exposed to the rising costs of healthcare and nursing care during their retirement years, and some experts believe that many consumers are underinsured with respect to their protection needs. We expect these trends to result in increased demand for our life, long-term care and small group life and health insurance products.

        Increasing opportunities for mortgage insurance in the U.S. and other countries.    We believe a number of factors have contributed and will contribute to the growth of mortgage insurance in the U.S., Canada and Australia, where we have significant mortgage insurance operations. These factors include increasing homeownership levels (spurred in part by government housing policies that favor homeownership); expansion of low-down-payment mortgage loan offerings; legislative and regulatory policies that provide capital incentives for lenders to transfer the risks of low-down-payment mortgages to mortgage insurers; and expansion of secondary mortgage markets that require credit enhancements, such as mortgage insurance. We believe a number of these factors also are becoming evident in some European and Asian markets, where lenders increasingly are using mortgage insurance to manage the risks of their loan portfolios and to expand low-down-payment lending.

  General conditions and trends affecting our businesses

        Interest rate fluctuations.    Fluctuations in market interest rates have a significant effect on our sales of insurance and investment products and our margins on these products. In our Protection and Retirement Income and Investments segments, declining interest rates in a low-interest-rate environment have reduced the spreads between the amounts we have paid or credited to policyholders and contractholders and the returns we earned on the investments that supported our obligations under these products. In response to the recent decline in market interest rates, we have reduced the guaranteed minimum crediting rates we offer on newly issued fixed annuity contracts in order to mitigate the adverse impact of declining interest rates on our spreads and profitability on these contracts. However, this reduction in minimum guaranteed crediting rates has had an adverse effect on our sales of these products because some of our competitors have continued to offer higher minimum rates. For example, our fixed annuity deposits declined by 60% from $2,663 million for the year ended December 31, 2002 to $1,069 million for the year ended December 31, 2003. In addition, as a result of a lower interest rate environment, our income annuity premiums and deposits declined by 27% from $979 million for the year ended December 31, 2002 to $717 million for the year ended December 31, 2003. Declining interest rates also have resulted in increased persistency in our fixed annuity and universal life insurance products because investors generally have been unable to shift assets into higher-yielding investments. Our net earnings from spread-based products in our Retirement Income and Investments segment declined by 11% from $166 million for the year ended December 31, 2002 to $138 million for the year ended December 31, 2003 as a result of reduced spreads, offset in part by increased persistency. Interest rates have stabilized in 2003, and we expect the yield on our investment portfolio also will stabilize, with the potential for increases in a rising interest rate environment.

        In our Mortgage Insurance segment, declining interest rates in the U.S. have generated significant mortgage refinancing activity, which, in turn, has led to lower persistency in our U.S. mortgage insurance business, as well as increases in the volume of new mortgage insurance written and increased contract underwriting expenses. For example, our policy cancellation rates increased from 43% for the year ended December 31, 2002 to 54% for the year ended December 31, 2003. In addition, our U.S. new insurance written increased by 44% from $46.9 billion for the year ended December 31, 2002 to $67.4 billion for the year ended December 31, 2003. We expect that increasing mortgage interest rates will result in increased persistency, but also will reduce the volume of mortgage originations and of new mortgage insurance written.

        Volatile equity markets.    The equity markets in the U.S. and the other markets in which we invest have experienced extreme volatility and significant downturns in recent years, which has affected our financial condition and results of operations in two principal ways. First, we believe equity market downturns and volatility generally have discouraged potential new purchasers of our products from purchasing separate account products, such as variable annuities, that have returns linked to the performance of the equity markets and have caused our existing customers to withdraw cash values or reduce investments in those products. For example, our variable annuity deposits declined by 28% from $2,309 million for the year ended December 31, 2001 to $1,667 million for the year ended December 31, 2002. However, with the improved equity markets in 2003, variable annuity deposits increased by 26% to $2,102 million for the year ended December 31, 2003. Second, lower equity markets have had an adverse effect on our fee income tied to the value of the equity investments in our separate accounts and have resulted in accelerated amortization of DAC and PVFP, reflecting lower expected profits from our variable products. After the completion of this offering, the potential adverse impact of volatile equity markets will be significantly reduced as a result of our reinsurance arrangements with UFLIC, pursuant to which we will reinsure, effective as of January 1, 2004, substantially all of our in-force blocks of variable annuities. We will retain variable annuities sold after January 1, 2004 for our own account, subject to third-party reinsurance transactions in the ordinary course of business, and therefore we will bear the risk of any adverse impact of future equity market fluctuations on those annuities.

        Credit default risk.    As a result of the recent economic downturn and some high-profile corporate bankruptcies and scandals, the number of companies defaulting on their debt obligations increased dramatically in 2001 and 2002. These defaults and other declines in the value of some of our investments have resulted in impairment charges in recent years. Charges associated with impairments of investments were $224 million, $343 million and $289 million for the years ended December 31, 2003, 2002 and 2001, respectively. We expect that continuing economic and market improvements will lead to fewer credit defaults and lower impairment charges in our results of operations.

        Investment gains.    As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments and losses in our investment portfolio, fund consolidations and restructurings in our business and provide current income. Our gross realized gains were $473 million, $790 million and $814 million for the years ended December 31, 2003, 2002 and 2001, respectively. These gross realized gains, net of gross realized losses, including charges from impairments of investments and realized losses from portfolio restructuring, have resulted in net realized investment gains of $10 million, $204 million and $201 million for the years ended December 31, 2003, 2002 and 2001, respectively. This strategy has had an adverse impact on the yield on our investment portfolio and our net investment income as we typically sold higher-yielding securities and reinvested the proceeds in lower-yielding securities during periods of declining or low interest rates. The impact was most significant in the Retirement Income and Investments segment, which has a higher percentage of our fixed maturities allocated to it than our other segments. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. As a result of this strategy, we expect the yield on our investment portfolio to stabilize, with the potential for increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

        Globalization.    Historically, we have derived a majority of our revenues and profits from our operations in the U.S. However, in recent years, our international business has grown and has had an increasing impact on our financial condition and results of operations. For the years ended December 31, 2003, 2002 and 2001, respectively, 18%, 14% and 14% of our revenues, and 26%, 12% and 11% of our net earnings from continuing operations were generated by our international operations. These increases were largely due to growth in our international mortgage insurance business, and we expect that we will derive an increasing portion of our total revenues and profits from outside the U.S. as our international mortgage insurance business continues to grow. Our European payment protection insurance business also derives revenues in the countries where it offers its products. We are exposed to the impact of fluctuations in exchange rates as we translate the operating results of our foreign operations into our combined financial statements. We currently do not hedge this exposure, and as a result, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. Our net earnings for the year ended December 31, 2003 included approximately $25 million due to the favorable impact of changes in foreign exchange rates. Our four principal foreign currencies are the Canadian dollar, the Australian dollar, the U.K. pound and the euro.

        Ongoing operating cost reductions and efficiencies.    Our underwriting, acquisition, and insurance expenses, net of deferrals, have decreased to 16.6% of our revenues in 2003 from 18.1% in 1999. We will continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated teams to identify opportunities for cost reductions and investing in new technology, particularly for web-based, digital end-to-end processes.

  Developments affecting our product lines

        Developments in life insurance.    Regulation XXX, which was adopted by nearly all states as of January 1, 2001, requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. In response to this regulation, we have increased term and universal life insurance statutory reserves and changed our premium rates for term and universal life insurance products, which have contributed to lower term life insurance sales in 2003. We also have been able to improve our new business returns on equity by implementing pricing, reinsurance and capital management actions in response to Regulation XXX. See "Risk Factors—Regulation XXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term life and universal life insurance or incur higher operating costs."

        Developments in long-term care insurance.    During 2001, 2002 and 2003, the level of annualized first-year premiums in our long-term care insurance business has remained relatively constant. This sales trend is generally consistent with the overall industry sales trend, according to reports published by LIMRA International. In addition, we have been experiencing lower lapse rates than we originally anticipated on long-term care insurance policies that we issued prior to the mid-1990s. This has adversely affected our overall claims experience on those policies. In the third quarter of 2003, we started selling our newest long-term care insurance products in selected markets. These products were priced to achieve our target returns on capital and to reflect new features and benefits, trends in lapse rates, interest rates, morbidity and adverse claims experience in certain higher risk policyholder classes. Our pricing strategy for these products has contributed to lower sales in recent periods. We are continuing to seek regulatory approvals to begin selling these products in additional markets, and we expect that their introduction into those markets initially may have a further adverse impact on our sales in the near term. We believe, however, that over time our sales will increase. We also believe that our pricing strategy is appropriate relative to the underlying risk exposure of these products and that it will lead to increased net earnings over time.

        Developments in payment protection insurance.    The margins of our payment protection business in the U.K. have decreased in recent years as a result of increased pricing pressure and greater competition from captive insurance arrangements by distributors that provide payment protection insurance directly to their customers. Consistent with our focus on disciplined growth and returns on capital, we are continuing to pursue arrangements that will enable us to achieve our target returns while strengthening our client relationships. In the last several years, our payment protection insurance business has expanded as a result of our strategy to enter additional markets in Continental Europe and to develop new relationships with distributors in those markets. However, we did not renew arrangements with our largest distributor of payment protection insurance (as measured by gross written premiums), a large U.K. bank that accounted for approximately 25% of the gross written premiums in our payment protection insurance business during the year ended December 31, 2003. Although we expect our revenue to decline significantly over the next few years as existing policies from these less profitable arrangements begin to run off, we believe this will have a favorable effect on our results over the long term as capital is released and redeployed into markets with potential for higher returns.

        Developments in retirement income and investments.    The results of our Retirement Income and Investments segment are affected primarily by interest rate fluctuations and volatile equity markets, as discussed above under "—Overview—Business trends and conditions—General conditions and trends affecting our businesses." In addition, our competitive position within many of our distribution channels depends significantly upon product features, including our crediting rates on spread-based products relative to our competitors, minimum guaranteed rates, surrender charge periods and agent commissions. We continually evaluate our competitive position based upon each of those features, and we make adjustments as appropriate to meet our target return thresholds. In late 2002 and throughout 2003, in response to declining interest rates, we reduced minimum guaranteed rates on many of our spread-based products. These reductions have had an adverse effect on our competitive position because some of our competitors have retained higher minimum guaranteed rates. In addition, some competitors have offered fixed annuity products with higher commissions and shorter surrender charge periods, and this also has had an adverse effect on our competitive position. These factors contributed to a decline in our sales of fixed annuities in 2003 and our market position in this product. Our new deposits in fixed deferred annuities decreased 60% from $2,663 million for the year ended December 31, 2002 to $1,069 million for the year ended December 31, 2003. Moreover, there were fewer requests for bids in our GIC business following the announcement in November 2003 of our planned separation from GE. We believe this decrease was due to the limited availability to our customers of information about our company prior to the completion of this offering.

        Developments in mortgage insurance.    The net earnings of our U.S. mortgage insurance business have been adversely affected by our ceding a larger portion of our gross premiums to captive mortgage reinsurance subsidiaries established by many of the major mortgage lenders with which we do business. Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. In order to increase our return on capital, we announced in August 2003 that, effective January 1, 2004, we generally would not renew, on their existing terms, our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. We expect that these actions will result in a significant reduction in business from these lenders. We recently decided that we may, in selected cases, enter into captive reinsurance arrangements that involve premium cessions in excess of 25% in situations where the terms and conditions, including the level of reinsurance coverage afforded, will enable us to achieve our target returns on capital. In addition, we believe U.S. mortgage insurance growth has been adversely affected by the increased use of simultaneous second mortgages as an alternative to loans requiring private mortgage insurance. The adverse impact of ceding to captive reinsurers and the growth of simultaneous seconds has been offset by the positive impact in recent years of historically low loss ratios due to significant refinancing activity, home price appreciation and low levels of defaults. As a result of this refinancing activity, as of December 31, 2003, approximately 79% of our risk in force had not yet reached its anticipated highest claim frequency years, which is generally between the third and seventh year of the loan. We expect our loss experience on these loans will increase as policies continue to age.

  Separation from GE and related financial arrangements

        GE historically has provided a variety of products and services to us, and we have provided various products and services to GE. Prior to the completion of this offering, we will enter into a transition services agreement and various other agreements with GE that, together with a number of existing agreements that will remain in effect following this offering, will govern the relationship between GE and us after this offering. These arrangements are discussed below and described more fully under "Arrangements Between GE and Our Company" and note 18 to our combined financial statements included elsewhere in this prospectus.

  Services received from GE

        Support services and corporate overhead.    GE historically has provided a variety of support services for our businesses, including:

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  customer service, transaction processing and a variety of functional support services provided by GE Capital International Services, or GECIS;

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  employee benefit processing and payroll administration, including relocation, travel, credit card processing and related services;

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  employee training programs, including access to GE training courses;

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  insurance coverage under the GE insurance program;

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  information systems, network and related services;

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  leases for vehicles, equipment and facilities; and

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  other financial advisory services such as tax consulting, capital markets services, research and development activities, and use of trademarks and licenses.

We have reimbursed GE for the costs of providing these services to us. We paid GE a total of $87 million, $74 million and $52 million for these services for the years ended December 31, 2003, 2002 and 2001, respectively.

        In addition, GE historically has allocated to us a share of its corporate overhead expenses for certain services provided to us, which are not specifically billed to us, including public relations, investor relations, treasury, and internal audit services. Our total expense for this allocation was $50 million, $49 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively. We have not reimbursed these amounts to GE, and have recorded them as a capital contribution in each year. After the completion of this offering, GE will no longer allocate any of its corporate expenses to us.

        GE will continue to provide us with many of the corporate services described above on a transitional basis after the completion of this offering, and we will arrange to procure other services pursuant to arrangements with third parties or through our own employees. In the case of support services provided by GECIS, we will continue to receive these services pursuant to agreements that will be amended prior to the completion of this offering. For a description of our historical, continuing and new arrangements with GE, see "Arrangements Between GE and Our Company—Relationship with GE." In the aggregate, we expect that our total costs for procuring corporate services that previously had been provided by GE will not materially exceed the amounts we historically have paid to GE for these services, including GE's allocation to us for its corporate overhead. However, we do expect to incur incremental advertising, marketing and legal entity transition expenses to establish a new brand identity, and we also expect to incur compensation expense with respect to the establishment of our new equity plans. In addition, we have obtained direct access to a variety of third-party products and services, including technology licenses, as a result of GE's relationships with those third parties. After our separation from GE, we will negotiate our own arrangements with third-party providers for these products and services, but we do not believe this will result in materially increased costs in the aggregate.

        Investment management services.    We have received and will continue to receive investment management services from GE Asset Management Incorporated, or GEAM, a subsidiary of GE, pursuant to agreements that will, with limited exceptions, be amended prior to the completion of this offering. We also will enter into new agreements with GE Asset Management Limited, or GEAML, an affiliate of GEAM, for investment management services in the U.K. Pursuant to the existing, amended and new agreements, the fee charged by GEAM or GEAML, as applicable, is equal to a percentage of the value of the assets under management. This percentage is established annually by agreement between GEAM or GEAML and us and is intended to reflect the cost to GEAM or GEAML of providing its services and, for the agreements with GEAML, a premium of 5%. For the years ended December 31, 2003, 2002 and 2001, our aggregate costs for investment management and related administration services provided by GEAM were approximately $61 million, $39 million and $2 million, respectively. We expect our investment management expenses to increase marginally following this offering as a result of the expenses we will incur related to our new investment department, including the transfer of some employees from GEAM to us to manage certain asset classes that GEAM previously managed. See "Arrangements Between GE and Our Company—Relationship with GE—Investment Agreements."

        Reinsurance transactions.    We have entered into reinsurance transactions with affiliates of GE, principally Employers Reassurance Company and ERC Life Reinsurance Corporation (formerly an affiliate of GE), which we refer to collectively as ERC, under which we have reinsured some of the risks of our insurance policies on terms comparable to those we could obtain from third parties. We have paid premiums to these affiliates of $56 million, $60 million and $58 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, in 2002 one of our subsidiaries entered into a life reinsurance agreement with an affiliated company, GE Pensions Limited, to reinsure 95% of gross written premiums received under certain life policies. We have paid premiums to this affiliate of $100 million and $94 million for the years ended December 31, 2003 and 2002. See "Business—Reinsurance." The existing reinsurance agreements with GE will remain in force and continue in accordance with their terms after the completion of this offering.

        Employee benefit plans.    Historically, we have reimbursed GE for benefits it has provided to our employees under various employee benefit plans, including GE's retirement plan, retiree health and life insurance benefit plans, defined contribution savings plan and life and health insurance benefits through the GE benefit program. We incurred expenses associated with these plans of $106 million, $112 million and $103 million for the years ended December 31, 2003, 2002 and 2001, respectively. GE will continue to provide these benefits to our employees for so long as GE owns more than 50% of our outstanding common stock. See "Arrangements Between GE and our Company—Relationship with GE—Employee Matters Agreement" and note 12 to our combined financial statements included elsewhere in this prospectus. In addition to these expenses for which we have reimbursed GE, we have incurred expenses of $9 million, $6 million and $4 million for certain GE stock option and restricted stock unit grants for the years ended December 31, 2003, 2002 and 2001, respectively. As in the case of the allocation of corporate overhead, we have not reimbursed these amounts with respect to stock options and restricted stock units to GE, and have recorded them as a capital contribution in each year. After the completion of this offering, we will establish our own equity compensation plans. See "—Equity plans" below.

        Credit arrangements.    Historically, we have had access to funding provided by GE in the form of credit lines, revolving credit agreements and other borrowing arrangements. See "Arrangements between GE and our Company—Historical Related-Party Transactions—Credit arrangements and other amounts due from or owed to GE." In connection with our initial public offering and separation from GE, we intend to enter into new credit arrangements with unaffiliated third-parties. See "—Liquidity and Capital Resources" below.

  Services provided to GE

        We have provided various products and services to GE on terms comparable to those we provide to third-parties. After the completion of this offering, we expect to continue to provide many of these products and services to GE. See "Arrangements Between GE and Our Company—Historical Related-Party Transactions—Products and services provided to GE."

        In addition, prior to the completion of this offering, we will enter into a series of arrangements with GE pursuant to which we will provide a variety of additional services to GE, including the arrangements discussed below. The following describes the principal impact of those service arrangements on our results of operations:

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  Transition services relating to GE and GEFAHI businesses not acquired by us.  We will provide services to certain of GE's insurance businesses that we will not acquire. These services will include finance, information systems, network services and legal and regulatory support. We will continue to provide these services for a minimum of two years and a maximum of three years in most cases. For the two years after the completion of this offering, GE generally may not terminate any of the services we provide. GE has agreed to pay us an aggregate of $40 million in eight equal quarterly installments during the first two years after this offering for our provision of the transition services to GE. The charges for the transition services generally are intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

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  Management consulting services.  We will provide management consulting services to GE for a period of five years. These services will include delivering training, providing consultation and strategic advice with respect to actuarial, regulatory and other emerging issues, planning and participating in meetings with rating agencies and regulators, participating in government relations activities and various other activities. In consideration for these services, GE will pay us a fee of $1 million per month during the first four years following the offering and $500,000 per month during the fifth year. GE cannot terminate this arrangement before the expiration of the five-year term. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

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  GIC investment administration services.  We entered into agreements with affiliates of GE, effective as of January 1, 2004, to manage a pool of municipal guaranteed investment contracts, or GICs, issued by GE affiliates. Pursuant to these agreements, we will originate GIC liabilities and advise the affiliates regarding the investment, administration and management of their assets that support those liabilities. Under two of those agreements, we will receive an administration fee of 0.165% per annum of the maximum program size for those affiliates, which was an aggregate of $15.0 billion as of December 31, 2003. The agreements also provide for termination fees in the event of early termination at the option of either affiliate. Under a third agreement with another affiliate, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by this affiliate after January 1, 2003, which was $912 million as of December 31, 2003. The fee we will receive on the contracts issued by that affiliate before January 1, 2003 will be based upon a pricing arrangement that will vary depending upon the maturities of those contracts and that affiliate's cost of capital. The book value of the contracts issued before January 1, 2003 was $2,008 million as of December 31, 2003 and is expected to generate a weighted average fee of approximately 0.35% in 2004. We also will receive reimbursement of our operating expenses under each of the agreements. The initial term of each of the three agreements will expire December 31, 2006, and unless terminated at the option of either party, each agreement automatically will renew on January 1 of each year for successive terms of one year. See "Arrangements Between GE and Our Company—Relationship with GE—Liability and Portfolio Management Agreements."

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  Institutional asset management services.  Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, asset retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of third-party assets under management managed by GEAM over the four-year term. The agreement may not be terminated by GEAM or GEFAHI, except for non-performance or in the event that we commence a similar institutional asset management business. See "Arrangements Between GE and Our Company—Relationship with GE—Asset Management Services Agreement."

  Additional arrangements with GE

        In addition to the arrangements described above pursuant to which we and GE will provide services to each other, we also will enter into the following additional arrangements with GE:

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  Tax Matters Agreement.  As a consequence of our separation from GE, and the election we will make with GE to treat that separation as an asset sale under section 338 of the Internal Revenue Code, we expect to realize future tax savings that we otherwise would not realize. These future tax savings initially will be recorded on our balance sheet as a $730 million reduction in net deferred income tax liabilities. We are obligated, pursuant to the Tax Matters Agreement with GE, to pay to GE 80% of the amount of tax we are projected to save for each tax period as a result of these increased tax benefits. The present value of this obligation to GE is approximately $448 million and this liability will be recorded on our balance sheet as well. These amounts are estimates and will change as the result of a number of factors, including a final determination of the value of our company and its individual assets. However, we have agreed with GE that, with certain exceptions relating to specified contingent benefits and excluding interest on payments we defer, our total payments to GE will not exceed $640 million.

    To the extent that we never realize the anticipated tax savings because we have insufficient taxable income of the appropriate character (or because of a reduction in tax rates), we may, at our option, defer payments until 2029. These deferred payments would bear interest over the term of the deferral at an interest rate of 5.01% per annum, from the time that the payments were scheduled to be made. Similarly, to the extent that we do realize the anticipated tax savings, but we realize them later than anticipated, we may, at our option, defer payments of projected but unrealized tax savings until we realize them. These deferred payments would bear interest over the term of the deferral at an interest rate of 5.01% per annum. We may also, at our option, defer payment of any interest on deferred payments until 2029, in which case it will bear interest at the rate of 5.01% per annum.

    The $282 million difference between the $730 million benefit we will record as the expected future tax savings and the $448 million liability to GE we will record will be part of our net stockholder's interest. If and to the extent our Section 338 tax benefits exceed the amount of tax benefits we currently project, our additional paid-in capital would increase. As our obligation to make payments under the Tax Matters Agreement accretes over time, we will record interest expense at a rate of 5.01% per annum. Under the Tax Matters Agreement, GE also will pay certain taxes of our legal entities, other than taxes in respect of the section 338 elections described above, resulting from the various transactions implemented in connection with the separation (other than the reinsurance with UFLIC). We will record these non-recurring taxes as a current tax expense when incurred, and will record GE's payment of the taxes on our behalf as an equity contribution. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement."

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  UFLIC reinsurance arrangements.  Prior to the completion of this offering, we will enter into several significant reinsurance transactions with UFLIC, an indirect, wholly-owned subsidiary of

    GE. Under the terms of the agreements governing these reinsurance transactions, we will transfer to UFLIC assets equal to the policyholder liabilities related to the ceded blocks of business and will record a reinsurance recoverable asset for the amount of the policyholder liabilities reinsured, except with respect to the in-force liabilities for the variable annuity separate accounts, for which there is no asset transfer. We will continue to have a separate account liability in the amount of the policyholder liabilities related to the separate account assets which we are not transferring to UFLIC. We will remain liable under these contracts and policies as the ceding insurer and, as a result, will continue to carry insurance reserve liabilities for the reinsured policies on our balance sheet. In connection with the Medicare supplement insurance assumed by us, UFLIC will transfer to us cash and other investments, and we will record a reinsurance liability, equal to the policyholder liabilities related to this assumed block of business. Our total reinsurance recoverable for all of our reinsurance arrangements as of December 31, 2003, on an historical and pro forma basis, was $2.3 billion and $18.7 billion, respectively.

    The reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks of business (except for Medicare supplement insurance) from us to UFLIC and the Medicare supplement insurance block of business from UFLIC to us. With respect to the long-term care insurance policies reinsured to UFLIC, we will retain an interest in the future profitability of the block if it exceeds certain thresholds. We also will continue to administer all the policies reinsured by UFLIC, and we will receive an expense allowance to reimburse us for the costs we incur to service these policies. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Equity plans

        Our key employees currently participate in a number of GE's equity compensation plans. Before 2002, we recorded compensation expense related to our employees' participation in those plans over the vesting period of the awards based upon their intrinsic value at the grant date. For grants issued after January 1, 2002, we have recognized compensation expense for share-based compensation awards over the vesting period of the awards based upon their fair value at the grant date in accordance with SFAS 123, Accounting for Stock-Based Compensation. We incurred compensation expense of $6 million and $9 million for the years ended December 31, 2002 and 2003, respectively, and expect to incur expenses of $7 million and $4 million in the years ended December 31, 2004 and 2005, respectively, for 2002 and prior awards to our employees' under these plans.

        Upon completion of this offering, we will establish our own equity compensation plans. Under these plans, unvested GE stock options, vested stock options held by our Chairman, President and Chief Executive Officer, GE stock appreciation rights and GE restricted stock units will be canceled and converted into awards of our company, and we also will grant new stock options in our company in connection with our initial public offering and separation from GE. The GE stock options, stock appreciation rights and restricted stock units will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of GE common stock for the trading day immediately preceding the date of the completion of this offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods. We anticipate the unvested converted awards will have approximately the same fair value at the date of the conversion as the GE awards being replaced. Consequently, we do not expect to incur any material incremental compensation expense for the unvested converted awards. We will incur additional compensation expense as the result of conversions of vested stock options and issuances of stock options and stock appreciation rights in connection with our initial public offering. For these stock options and stock appreciation rights, we expect to incur a charge to income of approximately

$46 million, $41 million, $24 million, $14 million and $6 million for the five twelve-month periods following the completion of the offering.

  Advertising costs

        We expect to incur aggregate expenses of approximately $35 million in each of the years ending December 31, 2004, 2005 and 2006 on marketing, advertising and legal entity transition expenses, reflecting primarily the costs of establishing our new brand throughout our business, including with consumers and sales intermediaries.

  Critical accounting policies

        The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management's best estimates may require adjustment.

        Reserves.    We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with industry practice and U.S. GAAP. Many factors can affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves we establish are necessarily based on extensive estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision that the ultimate amounts that we will pay for actual claims or the timing of those payments will be consistent with our reserve assumptions.

        Insurance reserves differ for long- and short-duration insurance policies and annuity contracts. Measurement of long-duration insurance reserves (such as guaranteed renewable term life, whole life and long-term care insurance policies) is based on approved actuarial methods, but necessarily includes assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments. Short-duration contracts (such as payment protection insurance) are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

        Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP, loss reserves are not established for future claims on insured loans that are not currently in default.

        Deferred acquisition costs.    Deferred acquisition costs, or DAC, represents costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. DAC is subsequently amortized to income, over the lives of the underlying contracts, in relation to the anticipated recognition of premiums or gross profits.

        The amortization of DAC for traditional long-duration insurance products (including guaranteed renewable term life, life-contingent structured settlements and immediate annuities and long-term care insurance) is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions established when the contract or policy is issued about mortality, morbidity, lapse rates, expenses, and future yield on related investments. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised. The DAC amortization methodology for our variable products (variable annuities and variable universal life insurance) includes a long-term equity market average appreciation assumption of 8.5%. When actual returns vary from the expected 8.5%, we assume a reversion to this mean over a 3- to 12-year period, subject to the imposition of ceilings and floors. The assumed returns over this reversion period are limited to the 85th percentile of historical market performance.

        We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserves plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

        Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses, may cause us to increase the amortization of DAC or to record a charge to increase benefit reserves. In recent years, the portion of estimated product margins required to amortize DAC and PVFP has increased in most lines of our business, with the most significant impact on investment products, primarily as the result of lower investment returns.

        Present value of future profits.    In conjunction with the acquisition of a block of life insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits, or PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC. We regularly review our assumptions and periodically test PVFP for recoverability in a manner similar to our treatment of DAC.

        Goodwill impairment.    Goodwill resulting from acquisitions is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. To the extent the carrying amount of goodwill exceeds its fair value, an impairment charge to income would be recorded.

        Valuation of investment securities.    We obtain values for actively traded securities from external pricing services. For infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

        Impairment of investment securities.    We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Our quantitative criteria include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks. See "—Liquidity and Capital Resources—Impairments of investment securities," "Business—Risk Management," "Business—Investments" and note 5 to our combined financial statements, included elsewhere in this prospectus.

Historical Combined and Pro Forma Results of Operations

        The following table sets forth our historical combined and pro forma results of operations. This information should be read in conjunction with the additional information regarding our results of operations by segment set forth under "—Historical Combined and Pro Forma Results of Operations by Segments."

        The pro forma financial information reflects our historical results of operations as adjusted to reflect the various adjustments described under "Selected Historical and Pro Forma Financial Information." The pro forma financial information principally reflects the exclusion from our results of operations of the structured settlement, variable annuity and long-term care insurance in-force blocks that we will cede to UFLIC in connection with the reinsurance transactions; the exclusion from our results of operations of certain businesses, including the Affinity segment, and other assets and liabilities of GEFAHI that will not be transferred to us in connection with our corporate reorganization; and the inclusion in our results of operations of incremental interest expense associated with the consideration to be issued to GEFAHI in connection with our corporate reorganization, including $600 million of our Equity Units, $100 million of our Series A Preferred Stock and the $2.4 billion Short-term Intercompany Note. Pro forma revenues and benefits and expenses are lower than our historical revenues and benefits and expenses primarily as a result of the exclusion of revenues and expenses related to the reinsured blocks of business and the Affinity segment.

				Pro forma
	Historical
				Year ended December 31,
	Years ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Revenues:
Premiums	$6,703	$6,107	$6,012	$6,252
Net investment income	4,015	3,979	3,895	2,928
Net realized investment gains	10	204	201	38
Policy fees and other income	943	939	993	557

Total revenues	11,671	11,229	11,101	9,775

Benefits and expenses:
Benefits and other changes in policy reserves	5,232	4,640	4,474	4,191
Interest credited	1,624	1,645	1,620	1,358
Underwriting, acquisition and insurance expenses, net of deferrals	1,942	1,808	1,823	1,614
Amortization of deferred acquisition costs and intangibles	1,351	1,221	1,237	1,144
Interest expense	140	124	126	138

Total benefits and expenses	10,289	9,438	9,280	8,445

Earnings from continuing operations before income taxes	1,382	1,791	1,821	1,330
Provision for income taxes	413	411	590	395

Net earnings from continuing operations	$969	$1,380	$1,231	$935

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Premiums.    Our premiums consist primarily of premiums earned on individual life, long-term care, group life and health and payment protection insurance policies, income annuities and structured settlements with life contingencies, variable life insurance policies, and mortgage insurance policies. Premiums increased $596 million, or 10%, to $6,703 million for the year ended December 31, 2003 from $6,107 million for the year ended December 31, 2002. This increase was primarily the result of a $500 million increase in our Protection segment, a $54 million increase in our Retirement Income and

Investments segment, and a $39 million increase in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in payment protection insurance premiums as a result of changes in foreign exchange rates and growth of the in-force block as well as growth in long-term care insurance premiums. The increase in our Retirement Income and Investments segment was primarily attributable to an increase in life-contingent structured settlement premiums, offset in part by a decrease in life-contingent income annuities. The increase in our Mortgage Insurance segment was primarily attributable to an increase in international mortgage insurance premiums, offset in part by a decrease in U.S. mortgage insurance premiums.

        Net investment income.    Net investment income represents the income earned on our investments. Net investment income increased $36 million, or 1%, to $4,015 million for the year ended December 31, 2003 from $3,979 million for the year ended December 31, 2002. This increase in net investment income was primarily the result of a $7,874 million, or 11%, increase in average invested assets. This increase was offset in part by a decrease in weighted average investment yields, primarily attributable to investments in the U.S., to 5.2% for the year ended December 31, 2003 from 5.8% for the year ended December 31, 2002.

        Net realized investment gains.    Net realized investment gains consist of gross realized investment gains and gross realized investment (losses), including charges related to impairments. Net realized investment gains decreased $194 million to $10 million for the year ended December 31, 2003 from $204 million for the year ended December 31, 2002. For the year ended December 31, 2003, gross realized gains and (losses) were $473 million and $(463) million, respectively. The realized gains for the year ended December 31, 2003 included a $43 million gain from a securitization of certain financial assets. Realized losses for the year ended December 31, 2003 included $224 million of impairments. These impairments were attributable to fixed maturities, equity securities and other investments ($126 million, $83 million and $15 million, respectively). The fixed maturities impairments primarily related to securities issued by companies in the transportation, mining and metals, utilities and energy and technology and communications industries ($36 million, $28 million, $12 million and $11 million, respectively). In addition, $30 million of fixed maturities impairments were realized on asset-backed securities. The equity securities impairments related to mutual fund and common stock investments ($37 million and $46 million, respectively). The other investments impairments primarily related to impairment of limited partnership investments. For the year ended December 31, 2002, gross realized gains and (losses) were $790 million and $(586) million, respectively. The realized gains for the year ended December 31, 2002 included $29 million from a securitization of certain financial assets. Realized losses for the year ended December 31, 2002 included $343 million of impairments. These impairments were attributable to fixed maturities, equity securities and other investments ($193 million, $133 million and $17 million, respectively). The fixed maturities impairments primarily related to securities issued by companies in the technology and communications and airline industries ($131 million and $27 million, respectively). The technology and communication industry impairments include $83 million related to securities issued by WorldCom Inc. and its affiliates. The equity securities impairments related to mutual fund and common stock investments ($81 million and $52 million, respectively). The other investments impairments are related to impairment of limited partnership and other private equity investments.

        Policy fees and other income.    Policy fees and other income consist primarily of cost of insurance and surrender charges assessed on universal life insurance policies, fees assessed against policyholder and contractholder account values, and commission income. Policy fees and other income increased $4 million to $943 million for the year ended December 31, 2003 from $939 million for the year ended December 31, 2002. This increase was the result of a $38 million increase in our Corporate and Other segment and a $10 million increase in our Mortgage Insurance segment, offset in part by a $18 million decrease in our Retirement Income and Investments segment, a $15 million decrease in our Protection segment, and a $11 million decrease in the Affinity segment. The increase in our Corporate and Other segment was primarily attributable to interest income resulting from the consolidation of two securitization entities in our financial statements in connection with our adoption of FASB Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities, on July 1, 2003. The increase in our Mortgage Insurance segment was primarily attributable to higher contract underwriting fees related to increased refinancing activity in the U.S. and higher fees from increased volume in our international mortgage insurance business. The decrease in our Retirement Income and Investments segment was primarily attributable to decreases in commission income and fee income on variable annuities. The decrease in our Protection segment was primarily attributable to a decrease in administrative fees from our group life and health insurance business. The decrease in the Affinity segment was primarily attributable to the decision to discontinue certain products and distribution relationships that did not meet our target return thresholds.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves consist primarily of reserve activity related to current claims and future policy benefits on life, long-term care, group life and health and payment protection insurance policies, structured settlements and income annuities with life contingencies and claim costs incurred related to mortgage insurance products. Benefits and other changes in policy reserves increased $592 million, or 13%, to $5,232 million for the year ended December 31, 2003 from $4,640 million for the year ended December 31, 2002. This increase was primarily the result of a $367 million increase in our Protection segment, a $102 million increase in our Retirement Income and Investments segment and a $69 million increase in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to an increase in changes in policy reserves for long-term care insurance, payment protection insurance and life insurance. The increase in our Retirement Income and Investments segment was primarily attributable to an increase in changes in policy reserves for structured settlements. The increase in our Mortgage Insurance segment was primarily attributable to favorable loss development on prior year reserves.

        Interest credited.    Interest credited represents interest credited on behalf of policyholder and contractholder general account balances. Interest credited decreased $21 million, or 1%, to $1,624 million for the year ended December 31, 2003 from $1,645 million for the year ended December 31, 2002. This decrease was primarily the result of a $24 million decrease in our Retirement Income and Investments segment that was primarily attributable to lower credited rates on GICs and funding agreements, offset in part by an increase in interest credited resulting from more variable annuity policyholders selecting the fixed account option on their contracts, on which we credit interest. The decrease in interest credited was also the result of a reduction in our weighted average crediting rates to 3.3% for the year ended December 31, 2003 from 3.6% for the year ended December 31, 2002.

        Underwriting, acquisition and insurance expenses, net of deferrals.    Underwriting, acquisition and insurance expenses, net of deferrals, represent costs and expenses related to the acquisition and ongoing maintenance of insurance and investment contracts, including commissions, policy issue expenses and other underwriting and general operating costs. These costs and expenses are net of amounts that are capitalized and deferred, which are primarily costs and expenses which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts, such as first year commissions in excess of ultimate renewal commissions and other policy issue expenses. These expenses increased $134 million, or 7%, to $1,942 million for the year ended December 31, 2003 from $1,808 million for the year ended December 31, 2002. This increase was primarily the result of a $99 million increase in our Protection segment, a $66 million increase in our Mortgage Insurance segment, and a $31 million increase in our Corporate and Other segment, offset in part by a $73 million decrease in the Affinity segment. The increase in our Protection segment was primarily attributable to growth of the payment protection insurance in-force block. The increase in our Mortgage Insurance segment was primarily attributable to higher expenses associated with increased refinancing activity in the U.S., continued investment in our international mortgage insurance business and higher indemnity liabilities for U.S. contract underwriting claims, which are included as other liabilities in our statement of financial position. U.S contract underwriting indemnification claims arise out of our contract underwriting agreements, pursuant to which we agree to indemnify lenders against losses incurred in the event that we make material errors during the underwriting process. These claims are classified in this line item (and not in "Benefits and other changes in policy reserves") because they do not relate to insured events. Our indemnification liabilities related to U.S. contract underwriting claims increased as the result of our updating the assumptions we used to calculate these indemnity liabilities to reflect recent underwriting experience and the increase in the volume of mortgage loans underwritten due to significant refinancing activity. The increase in our Corporate and Other segment was primarily attributable to an increase in reserves for a class action litigation settlement. The decrease in the Affinity segment was primarily attributable to cost saving initiatives that reduced compensation and benefits and other general expenses.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles consists primarily of the amortization of acquisition costs that are capitalized and PVFP and, for years prior to 2002, goodwill. Amortization increased $130 million, or 11%, to $1,351 million for the year ended December 31, 2003 from $1,221 million for the year ended December 31, 2002. This increase was primarily the result of a $155 million increase in our Protection segment, offset in part by a $20 million decrease in our Retirement Income and Investments segment. The increase in our Protection segment was primarily attributable to growth of the payment protection insurance in-force block. The decrease in our Retirement Income and Investments segment was primarily attributable to the impact of accelerated amortization in 2002 due to lower equity valuations of assets in our variable annuity separate accounts.

        Interest expense.    Interest expense increased $16 million, or 13%, to $140 million for the year ended December 31, 2003 from $124 million for the year ended December 31, 2002. This increase was primarily the result of $27 million of interest expense associated with securitization entities that were consolidated in our financial statements in connection with our adoption of FIN 46, beginning in the third quarter of 2003, and $3 million of interest paid on non-recourse funding obligations, issued in the third and fourth quarters of 2003, supporting certain term life insurance policies. These increases were offset in part by a $14 million decrease in interest expense that was primarily the result of lower average short-term borrowings and long-term borrowings.

        Provision for income taxes.    Provision for income taxes increased $2 million to $413 million for the year ended December 31, 2003 from $411 million for the year ended December 31, 2002. The effective tax rate was 29.9% and 22.9% for the years ended December 31, 2003 and 2002, respectively. This increase in effective tax rate was primarily the result of a $152 million decrease in income tax expense for the year ended December 31, 2002 that was attributable to a favorable settlement with the Internal Revenue Service related to the treatment of certain reserves for obligations to policyholders on life insurance contracts, offset in part by dividend received deduction benefits realized in 2003. Excluding the effect of the settlement, our effective tax rate would have been 29.9% and 31.4% for the years ended December 31, 2003 and 2002, respectively.

        Net earnings from continuing operations.    Net earnings from continuing operations decreased by $411 million, or 30%, to $969 million for the year ended December 31, 2003 from $1,380 million for the year ended December 31, 2002. This decrease was primarily the result of a reduction in net realized investment gains and the impact of a favorable settlement with the IRS in 2002. The decline in net earnings from continuing operations reflects decreases in segment net earnings in our Protection, Retirement Income and Investments, Mortgage Insurance and Corporate and Other segments, offset in part by increased segment net earnings in the Affinity segment.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $95 million, or 2%, to $6,107 million for the year ended December 31, 2002 from $6,012 million for the year ended December 31, 2001. This increase was primarily the result of a $173 million increase in our Protection segment, offset in part by a $39 million decrease in the Affinity segment, a $32 million decrease in our Retirement Income and Investments segment and a $21 million decrease in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in long-term care insurance and payment protection insurance premiums, offset in part by a decrease in life insurance premiums. The decrease in the Affinity segment was primarily attributable to the decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. The decrease in our Retirement Income and Investment segment was primarily attributable to a decrease in premiums from life-contingent structured settlements, offset in part by an increase in premiums from income annuities. The decrease in our Mortgage Insurance segment was primarily attributable to a decrease in premiums from our U.S. mortgage insurance business, offset in part by an increase in premiums from our international mortgage insurance business.

        Net investment income.    Net investment income increased $84 million, or 2%, to $3,979 million for the year ended December 31, 2002 from $3,895 million for the year ended December 31, 2001. This increase was primarily the result of an increase of $8,802 million, or 15%, in average invested assets. This increase was offset in part by a decrease in our weighted average investment yields, primarily attributable to investments in the U.S., to 5.8% for the year ended December 31, 2002 from 6.5% for the year ended December 31, 2001.

        Net realized investment gains.    Net realized investment gains increased $3 million, or 1%, to $204 million for the year ended December 31, 2002 from $201 million for the year ended December 31, 2001. For the year ended December 31, 2002, gross realized gains and (losses) were $790 million and $(586) million, respectively. The realized gains for the year ended December 31, 2002 included $29 million attributable to a securitization of certain financial assets. Realized losses for the year ended December 31, 2002 included $343 million of impairments. These impairments were attributable to fixed maturities, equity securities and other investments ($193 million, $133 million and $17 million, respectively). The fixed maturities impairments primarily related to securities issued by companies in the technology and communications and airline industries ($131 million and $27 million, respectively). The technology and communication industry impairments include $83 million related to securities issued by WorldCom Inc. and its affiliates. The equity securities impairments related to mutual fund and common stock investments ($81 million and $52 million, respectively). The other investments impairments are related to impairment of limited partnership and other private equity investments. For the year ended December 31, 2001, gross realized gains and (losses) were $814 million and $(613) million, respectively. The realized gains for the year ended December 31, 2001 included $145 million attributable to securitization of certain financial assets. Realized losses for the year ended December 31, 2001 included $289 million of impairments. These impairments were attributable to fixed maturities, equity securities and other investments ($201 million, $78 million and $10 million, respectively). The fixed maturities impairments primarily related to securities issued by companies in the technology and communications and utilities and energy industries ($85 million and $81 million respectively). The utilities and energy industry impairments include $80 million related to securities issued by Enron Corp. The equity securities impairments related to common stock and mutual fund investments were $64 million and $14 million, respectively.

        Policy fees and other income.    Policy fees and other income decreased $54 million, or 5%, to $939 million for the year ended December 31, 2002 from $993 million for the year ended December 31, 2001. This decrease was primarily the result of a $56 million decrease in the Affinity segment and a $28 million decrease in our Protection segment, offset in part by a $27 million increase in our Retirement Income and Investments segment. The decrease in the Affinity segment was primarily attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. The decrease in our Protection segment was primarily attributable to a return to a normal level of policy fees in 2002 following the recognition in 2001 of deferred policy fees resulting from the favorable mortality experience in certain universal life insurance products. The increase in our Retirement Income and Investments segment was attributable to the acquisition of a small asset management company at the end of 2001, offset in part by a decrease in fee income on variable annuity products.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $166 million, or 4%, to $4,640 million for the year ended December 31, 2002 from $4,474 million for the year ended December 31, 2001. This increase was primarily the result of a $250 million increase in our Protection segment and a $33 million increase in our Retirement Income and Investments segment, offset in part by a $104 million decrease in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in changes in policy reserves for long-term care insurance and payment protection insurance. The increase in the Retirement Income and Investments segment was primarily attributable to an increase in changes in policy reserves for income annuities, offset in part by a decrease in changes in policy reserves for structured settlements. The decrease in our Mortgage Insurance segment was primarily attributable to favorable loss development on prior year reserves.

        Interest credited.    Interest credited increased $25 million, or 2%, to $1,645 million for the year ended December 31, 2002 from $1,620 million for the year ended December 31, 2001. This increase was primarily the result of a $20 million increase in our Protection segment that was primarily attributable to increased policyholder account balances in universal life and corporate-owned life insurance products. The increase in interest credited was also the result of a $5 million increase in our Retirement Income and Investments segment that was primarily attributable to an increase in policyholder accounts attributable to higher sales of annuity products. These increases were offset in part by a reduction in our weighted average crediting rates attributable to the lower interest rate environment to 3.6% for the year ended December 31, 2002 from 4.0% for the year ended December 31, 2001.

        Underwriting, acquisition and insurance expenses, net of deferrals.    Underwriting, acquisition and insurance expenses, net of deferrals, decreased $15 million, or 1%, to $1,808 million for the year ended December 31, 2002 from $1,823 million for the year ended December 31, 2001. This decrease was primarily the result of a $113 million decrease in our Protection segment and a $8 million decrease in the Affinity segment, offset in part by a $53 million increase in our Mortgage Insurance segment, a $34 million increase in our Retirement Income and Investments segment, and a $19 million increase in our Corporate and Other segment. The decrease in our Protection segment was primarily attributable to a decrease in periodic payment protection insurance products resulting in lower current expense; a major customer's decision to underwrite its own payment protection insurance policies; and reduced expenses associated with a discontinued block of accident and health insurance policies in our long-term care insurance business. The decrease in the Affinity segment was primarily attributable to reduced compensation and benefits and other cost-saving initiatives. The increase in our Mortgage Insurance segment was primarily attributable to growth in our international mortgage insurance business, increased expenses in the U.S. due to increased underwriting volume from higher refinancing activity, and the impact of a decrease in the liability associated with U.S. contract underwriting indemnifications in 2001 as the result of our updating of the assumptions we used to calculate these indemnity liabilities to reflect recent underwriting experience where loss experience was lower than we had anticipated. The increase in our Retirement Income and Investments segment was primarily attributable to the operations of a small asset management company acquired at the end of 2001. The increase in our Corporate and Other segment was primarily attributable to costs incurred to close certain facilities resulting from relocations to Richmond, Virginia.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $16 million, or 1%, to $1,221 million for the year ended December 31, 2002 from $1,237 million for the year ended December 31, 2001. This decrease was the result of a $40 million decrease in the Affinity segment and a $12 million decrease in our Mortgage Insurance segment, offset in part by a $29 million increase in our Retirement Income and Investments segment and a $7 million increase in our Protection segment. The decrease in the Affinity segment was primarily attributable to an adjustment in the fourth quarter of 2002 to reflect actual membership lapse rates as compared with the lapse rates projected at the time of purchase. The decrease in our Mortgage Insurance segment was primarily attributable to discontinuation of goodwill amortization in accordance with SFAS 142. The increase in our Retirement Income and Investments segment was primarily attributable to accelerated amortization of deferred acquisition costs for variable annuity products associated with the decrease in asset values resulting from declines in the equity markets. The increase in our Protection segment was primarily attributable to growth in the payment protection insurance in-force block, offset in part by the discontinuation of amortization of goodwill in accordance with SFAS 142 and a decrease associated with the amortization for PVFP of the block of long-term care insurance reinsured from Travelers.

        Interest expense.    Interest expense decreased $2 million, or 2%, to $124 million for the year ended December 31, 2002 from $126 million for the year ended December 31, 2001. This decrease was primarily the result of lower interest rates on borrowings, offset in part by higher average borrowings.

        Provision for income taxes.    Provision for income taxes decreased $179 million, or 30%, to $411 million for the year ended December 31, 2002 from $590 million for the year ended December 31, 2001. The effective tax rate was 22.9% and 32.4% for the years ended December 31, 2002 and 2001, respectively. This decrease in effective tax rate was primarily the result of a $152 million decrease in income tax expense for the year ended December 31, 2002 that was attributable to a favorable settlement with the IRS related to the treatment of certain reserves for obligations to policyholders on life insurance contracts. Excluding the effect of this item, our effective tax rate would have been 31.4% and 32.4% for the years ended December 31, 2002 and 2001, respectively. The decrease was also the result of our discontinuation of goodwill amortization in accordance with SFAS 142.

        Net earnings from continuing operations.    Net earnings from continuing operations increased by $149 million, or 12%, to $1,380 million for the year ended December 31, 2002 from $1,231 million for the year ended December 31, 2001. This increase was primarily the result of the lower provision for income taxes primarily attributable to the favorable settlement with the IRS. The increase in net earnings from continuing operations reflects increases in segment net earnings in our Protection, Mortgage Insurance and Corporate and Other segments, offset in part by decreases in segment net earnings in our Retirement Income and Investments and Affinity segments.

Historical Combined and Pro Forma Results of Operations by Segment

        Set forth below is historical combined financial information for each of our operating segments after the completion of this offering (Protection, Retirement Income and Investments and Mortgage Insurance), together with our Corporate and Other segment and the Affinity segment. Set forth below also is pro forma financial information for our Protection, Retirement Income and Investments, Mortgage Insurance and Corporate and Other segments. The pro forma financial information for the Mortgage Insurance segment reflects an adjustment to its financial position to remove assets and liabilities that will not be transferred to us in connection with our corporate reorganization. There were no material revenues or expenses associated with these assets and liabilities. Pro forma financial information is not provided for the Affinity segment because we will not be acquiring that segment from GEFAHI. All pro forma segment information is calculated on the same basis as the segment information presented in our audited historical combined financial statements. See note 23 to our audited historical combined financial statements included elsewhere in this prospectus.

        Management regularly reviews the performance of each of our operating segments based on the after-tax net earnings (loss) of the segment, which excludes: (1) net realized investment gains (losses), (2) interest expense and other debt financing expenses that are incurred at our holding company level, (3) amounts reserved for the settlement in principle of the class action litigation relating to sales practices in our life insurance business, and (4) advertising and marketing costs and severance and restructuring charges. Although these excluded items are significant to our consolidated financial performance, we believe that the presentation of segment net earnings (loss) enhances our understanding and assessment of the results of operations of our operating segments by highlighting net earnings (loss) attributable to the normal, recurring operations of our business. However, segment net earnings (loss) is not a substitute for net income determined in accordance with U.S. GAAP.

	Historical			Pro forma
	Years ended December 31,			Year ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Revenues by segment:
Protection	$6,153	$5,605	$5,443	$5,839
Retirement Income and Investments	3,781	3,756	3,721	2,707
Mortgage Insurance	982	946	965	982
Affinity	566	588	687	—
Corporate and Other	189	334	285	247

Total revenues	$11,671	$11,229	$11,101	$9,775

Segment net earnings (loss):
Protection	$487	$554	$538	$481
Retirement Income and Investments	151	186	215	93
Mortgage Insurance	369	451	428	369
Affinity	16	(3)	24	—
Corporate and Other	(54)	192	26	(8)

Total segment net earnings (loss)	$969	$1,380	$1,231	$935

Total assets by segment (as of the year ended):
Protection	$29,254	$27,104	$24,647	$28,776
Retirement Income and Investments	55,614	53,624	50,512	52,665
Mortgage Insurance	6,110	6,066	5,830	6,087
Affinity	2,315	2,317	2,211	—
Corporate and Other	10,138	28,246	20,798	10,284

Total assets	$103,431	$117,357	$103,998	$97,812

  Protection segment

        The following table sets forth the historical and pro forma results of operations relating to our Protection segment. The pro forma financial information reflects adjustments to give effect to the reinsurance transactions in which we will cede to UFLIC a block of long-term care insurance policies that we reinsured from Travelers in 2000 and we will assume from UFLIC in-force blocks of Medicare supplement insurance policies. There were no pro forma adjustments to policy fees and other income, interest credited or interest expense because the long-term care insurance policies we will cede to UFLIC, and the Medicare supplement insurance polices UFLIC will cede to us, in connection with the reinsurance transactions do not generate such fees, interest credited or interest expense. Pro forma revenues and benefits and expenses are lower than our historical revenues and benefits and expenses primarily as a result of exclusion of revenues and benefits and expenses related to the reinsured long-term care insurance policies.

	Historical			Pro forma
	Years ended December 31,			Year ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Revenues:
Premiums	$4,588	$4,088	$3,915	$4,381
Net investment income	1,199	1,136	1,119	1,092
Policy fees and other income	366	381	409	366

Total revenues	6,153	5,605	5,443	5,839

Benefits and expenses:
Benefits and other changes in policy reserves	2,997	2,630	2,380	2,745
Interest credited	365	362	342	365
Underwriting, acquisition and insurance expenses, net of deferrals	1,029	930	1,043	994
Amortization of deferred acquisition costs and intangibles	1,001	846	839	981
Interest expense	3	—	—	3

Total benefits and expenses	5,395	4,768	4,604	5,088

Earnings before income taxes	758	837	839	751
Provision for income taxes	271	283	301	270

Segment net earnings	$487	$554	$538	$481

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Premiums.    Premiums increased $500 million, or 12%, to $4,588 million for the year ended December 31, 2003 from $4,088 million for the year ended December 31, 2002. This increase was primarily the result of a $265 million increase in payment protection insurance premiums, with $155 million of that increase attributable to changes in foreign exchange rates and $110 million of that increase attributable to growth of the in-force block. The increase was also the result of a $232 million increase in long-term care insurance premiums that was primarily attributable to growth of the in-force block.

        Net investment income.    Net investment income increased $63 million, or 6%, to $1,199 million for the year ended December 31, 2003 from $1,136 million for the year ended December 31, 2002. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $15 million, or 4%, to $366 million for the year ended December 31, 2003 from $381 million for the year ended December 31, 2002. This decrease was primarily the result of a $13 million decrease in administrative fees from our group life and health insurance business that was primarily attributable to higher lapse rates.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $367 million, or 14%, to $2,997 million for the year ended December 31, 2003 from $2,630 million for the year ended December 31, 2002. This increase was primarily the result of a $267 million increase in changes in reserves and benefit payments resulting from the normal, expected increases in claims volume associated with the aging of the long-term care insurance in-force block. The increase was also the result of a $69 million increase in changes in policy reserves attributable to growth of the payment protection insurance in-force block, of which $34 million was attributable to a lower amount of favorable loss development on prior-year reserves, and a $38 million increase in life insurance reserves.

        Interest credited.    Interest credited increased $3 million, or 1%, to $365 million for the year ended December 31, 2003 from $362 million for the year ended December 31, 2002. This increase was primarily the result of increased policyholder account balances on corporate-owned life insurance policies, offset in part by decreased crediting rates for universal life insurance policies.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals increased $99 million, or 11%, to $1,029 million for the year ended December 31, 2003 from $930 million for the year ended December 31, 2002. This increase was primarily the result of an $83 million increase attributable to growth in the payment protection insurance in-force block that was primarily associated with an increase in net commission expense.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $155 million, or 18%, to $1,001 million for the year ended December 31, 2003 from $846 million for the year ended December 31, 2002. This increase was primarily the result of a $96 million increase resulting from growth of the payment protection insurance in-force block. The increase was also the result of a $33 million increase primarily attributable to additional investment income due to early bond calls within the universal life insurance investment portfolio and to favorable universal life insurance claims experience, both of which accelerated amortization of deferred acquisition costs and intangibles. In addition, $19 million of the increase was the result of the impact of the amortization of PVFP in 2002 for the block of long-term care insurance reinsured from Travelers.

        Interest expense.    Interest expense increased $3 million for the year ended December 31, 2003 from $0 million for the year ended December 31, 2002. This increase was the result of interest paid on non-recourse funding obligations, issued in the third and fourth quarters of 2003, supporting certain term life insurance policies.

        Provision for income taxes.    Provision for income taxes decreased $12 million, or 4%, to $271 million for the year ended December 31, 2003 from $283 million for the year ended December 31, 2002. The effective tax rate was 35.8% and 33.8% for the years ended December 31, 2003 and 2002, respectively. This increase in effective tax rate was primarily the result of a decrease in certain foreign tax loss and dividend benefits.

        Segment net earnings.    Segment net earnings decreased by $67 million, or 12%, to $487 million for the year ended December 31, 2003 from $554 million for the year ended December 31, 2002. The decrease in segment net earnings primarily reflects decreases in net earnings for life, payment protection and group life and health insurance products, offset in part by increases in net earnings for long-term care insurance products. The decrease in life insurance was primarily attributable to an increase in life insurance reserves, as well as accelerated amortization of deferred acquisition costs and intangibles related to additional investment income resulting from early bond calls and favorable claims experience. The decrease in payment protection insurance was primarily attributable to higher underwriting, acquisition, insurance and other expenses, net of deferrals, and the impact of the recognition in 2002 of certain foreign tax loss benefits. The decrease in group life and health insurance was primarily attributable to lower administration fees due to higher lapse rates. The increase in long-term care insurance was primarily attributable to growth in the in-force blocks.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $173 million, or 4%, to $4,088 million for the year ended December 31, 2002 from $3,915 million for the year ended December 31, 2001. This increase was primarily the result of a $110 million increase in long-term care insurance premiums that was primarily attributable to growth of the in-force block. The increase was also the result of an $81 million increase in payment protection insurance premiums, with $40 million of that increase attributable to growth of the in-force block and $41 million attributable to changes in foreign exchange rates. These increases were offset in part by a $27 million decrease in term life insurance premiums that was primarily attributable to a term life insurance in-force reinsurance transaction in which certain premiums were ceded by us to a third-party reinsurer.

        Net investment income.    Net investment income increased $17 million, or 2%, to $1,136 million for the year ended December 31, 2002 from $1,119 million for the year ended December 31, 2001. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $28 million, or 7%, to $381 million for the year ended December 31, 2002 from $409 million for the year ended December 31, 2001. This decrease was primarily the result of a return to a normal level of policy fees in 2002 following the recognition in 2001 of deferred policy fees resulting from favorable mortality experience in certain universal life insurance products.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $250 million, or 11%, to $2,630 million for the year ended December 31, 2002 from $2,380 million for the year ended December 31, 2001. This increase was primarily the result of a $221 million increase in reserves and benefit payments resulting from the normal, expected increase in claims volume associated with the aging of the long-term care insurance in-force block. The increase was also the result of a $41 million increase in changes in policy reserves attributable to growth of the payment protection insurance in-force block. These increases were offset in part by a $12 million decrease in changes in policy reserves for group life and health insurance that were primarily attributable to favorable experience in our long-term disability product.

        Interest credited.    Interest credited increased $20 million, or 6%, to $362 million for the year ended December 31, 2002 from $342 million for the year ended December 31, 2001. This increase was primarily the result of increased policyholder account balances on universal life and corporate-owned life insurance policies.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals decreased $113 million, or 11%, to $930 million for the year ended December 31, 2002 from $1,043 million for the year ended December 31, 2001. This decrease was primarily the result of a $72 million decrease attributable to a decrease in periodic payment protection insurance products resulting in lower current expense and to a major customer's decision to underwrite its own payment protection insurance. The decrease was also the result of a $30 million decrease primarily attributable to a discontinued block of accident and health insurance policies in our long-term care insurance business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $7 million, or 1%, to $846 million for the year ended December 31, 2002 from $839 million for the year ended December 31, 2001. This increase was primarily the result of an $85 million increase attributable to growth of the payment protection insurance in-force block. This increase was offset in part by a $52 million decrease attributable to discontinuation of amortization of goodwill in accordance with SFAS 142. The increase was also offset in part by a $19 million decrease associated with the amortization of PVFP for the block of long-term care insurance reinsured from Travelers.

        Interest expense.    There was no interest expense for the years ended December 31, 2002 and 2001.

        Provision for income taxes.    Provision for income taxes decreased $18 million, or 6%, to $283 million for the year ended December 31, 2002 from $301 million for the year ended December 31, 2001. The effective tax rate was 33.8% and 35.9% for the years ended December 31, 2002 and 2001, respectively. This decrease in effective tax rate was primarily the result of an increase in certain foreign tax loss and dividend benefits, as well as the discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings.    Segment net earnings increased $16 million, or 3%, to $554 million for the year ended December 31, 2002 from $538 million for the year ended December 31, 2001. This increase was primarily attributable to the discontinuance in 2002 of goodwill amortization. The increase in segment net earnings reflects increases in net earnings for payment protection and group life and health insurance products and decreases in net earnings for life and long-term care insurance products (excluding, in each case, the effect of any discontinuation of goodwill amortization). The increase in payment protection insurance was primarily attributable to dividends received deduction benefits and certain foreign tax benefits. The increase in group life and health insurance was primarily attributable to favorable experience in our long-term disability product. The decrease in life insurance was primarily attributable to the impact of the recognition in 2001 of deferred policy fees and the term life insurance in-force reinsurance transaction. The decrease in long-term care insurance was primarily attributable to an increase in claims volume.

  Retirement Income and Investments segment

        The following table sets forth the historical and pro forma results of operations relating to our Retirement Income and Investments segment. The pro forma financial information reflects adjustments to give effect to the reinsurance transactions in which we will cede to UFLIC our in-force blocks of structured settlements and substantially all of our in-force blocks of variable annuities. There were no pro forma adjustments to premiums because the structured settlements we will cede are single premium products and do not have renewal premiums. The variable annuity products we will cede are deposit contracts, and their deposits are not recorded as premiums. Pro forma revenues and expenses are lower than our historical revenues and expenses primarily as a result of the exclusion of revenues and expenses related to the reinsured blocks of variable annuities and structured settlements.

	Historical			Pro forma
	Years ended December 31,			Year ended December 31,
(Dollar amounts in millions)	2003	2002	2001	2003
Revenues:
Premiums	$1,045	$991	$1,023	$1,045
Net investment income	2,511	2,522	2,482	1,563
Policy fees and other income	225	243	216	99

Total revenues	3,781	3,756	3,721	2,707

Benefits and expenses:
Benefits and other changes in policy reserves	1,871	1,769	1,736	1,278
Interest credited	1,259	1,283	1,278	993
Underwriting, acquisition and insurance expenses, net of deferrals	232	221	187	182
Amortization of deferred acquisition costs and intangibles	190	210	181	113

Total benefits and expenses	3,552	3,483	3,382	2,566

Earnings before income taxes	229	273	339	141
Provision for income taxes	78	87	124	48

Segment net earnings	$151	$186	$215	$93

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Premiums.    Premiums increased $54 million, or 5%, to $1,045 million for the year ended December 31, 2003 from $991 million for the year ended December 31, 2002. This increase was primarily the result of a $92 million increase in premiums for life-contingent structured settlements that was attributable to higher sales of this product. This increase was offset in part by a $31 million decrease in premiums for life-contingent income annuities that was primarily attributable to lower sales of this product resulting from a reduction of crediting and payout rates in 2003 in the lower interest rate environment.

        Net investment income.    Net investment income decreased $11 million to $2,511 million for the year ended December 31, 2003 from $2,522 million for the year ended December 31, 2002. This decrease was primarily the result of declining yields on investments, which more than offset the impact of an increase in invested assets.

        Policy fees and other income.    Policy fees and other income decreased $18 million, or 7%, to $225 million for the year ended December 31, 2003 from $243 million for the year ended December 31, 2002. This decrease was the result of a $10 million decrease in commission income and an $8 million decrease in fee income on annuities primarily attributable to lower equity values of the assets in our variable annuity separate accounts.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $102 million, or 6%, to $1,871 million for the year ended December 31, 2003 from $1,769 million for the year ended December 31, 2002. This increase was the result of a $107 million increase in changes in policy reserves for structured settlements attributable to higher sales of this product.

        Interest credited.    Interest credited decreased $24 million, or 2%, to $1,259 million for the year ended December 31, 2003 from $1,283 million for the year ended December 31, 2002. This decrease was primarily the result of lower credited rates on GICs and funding agreements attributable to the lower interest rate environment, offset in part by an increase in interest credited attributable to more variable annuity policyholders selecting the fixed account option on their contracts, on which we credit interest.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals increased by $11 million, or 5%, to $232 million for the year ended December 31, 2003 from $221 million for the year ended December 31, 2002. This increase was primarily the result of an increase in general operating expenses, offset in part by an increase in deferrals of acquisition costs resulting from increased sales of variable annuities with bonus features, for which a portion of the benefit expense is deferred and amortized over the life of the product.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $20 million, or 10%, to $190 million for the year ended December 31, 2003 from $210 million for the year ended December 31, 2002. This decrease was primarily the result of the impact of a $26 million increase in accelerated amortization of deferred acquisition costs in 2002 that was primarily attributable to lower equity valuations of assets in our variable annuity separate accounts.

        Provision for income taxes.    Provision for income taxes decreased $9 million, or 10%, to $78 million for the year ended December 31, 2003 from $87 million for the year ended December 31, 2002. The effective tax rate was 34.1% and 31.9% for the year ended December 31, 2003 and 2002, respectively. This increase in effective tax rate was the result of the impact of higher dividends received deduction benefits related to separate account annuity products in 2002.

        Segment net earnings.    Segment net earnings decreased $35 million, or 19%, to $151 million for the year ended December 31, 2003 from $186 million for the year ended December 31, 2002. This decrease in segment net earnings was primarily the result of lower policy fees and other income and declining yields on invested assets. The decrease in segment net earnings reflects decreases in net earnings for structured settlement, fixed annuity and GIC products and an increase in net earnings for variable annuity products. The decrease in structured settlements and GICs was primarily attributable to lower reinvestment rates. The decrease in fixed annuities was primarily attributable to higher amortization of deferred acquisition costs. The increase in variable annuities was primarily attributable to tax benefits resulting from higher dividend deductions on our separate accounts.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums decreased $32 million, or 3%, to $991 million for the year ended December 31, 2002 from $1,023 million for the year ended December 31, 2001. This decrease was primarily the result of a $185 million decrease in premiums for life-contingent structured settlements attributable to lower sales of these products. This decrease was offset in part by a $151 million increase in premiums for income annuities attributable to higher sales.

        Net investment income.    Net investment income increased $40 million, or 2%, to $2,522 million for the year ended December 31, 2002 from $2,482 million for the year ended December 31, 2001. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income increased $27 million, or 13%, to $243 million for the year ended December 31, 2002 from $216 million for the year ended December 31, 2001. This increase was primarily the result of a $39 million increase in fee income attributable to the acquisition of a small asset management company at the end of 2001. This increase was offset in part by a $14 million decrease in fee income on variable annuities primarily attributable to lower equity values in our variable annuity separate accounts.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $33 million, or 2%, to $1,769 million for the year ended December 31, 2002 from $1,736 million for the year ended December 31, 2001. This increase was primarily the result of a $186 million increase in changes in policy reserves that was attributable to higher sales of life-contingent income annuities. This increase was offset in part by a $146 million reduction in changes in policy reserves established for structured settlements that was attributable to lower sales of structured settlements.

        Interest credited.    Interest credited increased $5 million to $1,283 million for the year ended December 31, 2002 from $1,278 million for the year ended December 31, 2001. This increase was primarily the result of an increase in policyholder account balances attributable to higher sales of annuity products, including GICs, funding agreements, fixed annuities, income annuities and fixed accounts of variable annuities. This increase was offset in part by lower interest crediting rates, particularly on GICs and funding agreements, attributable to the lower interest rate environment.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $34 million, or 18%, to $221 million for the year ended December 31, 2002 from $187 million for the year ended December 31, 2001. This increase was primarily the result of expenses attributable to the operations of a small asset management company that we acquired at the end of 2001.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $29 million, or 16%, to $210 million for the year ended December 31, 2002 from $181 million for the year ended December 31, 2001. This increase was primarily the result of an increase of $26 million that was attributable to accelerated amortization of deferred acquisition costs for our variable annuity products associated with the decrease in separate account asset values resulting from declines in the equity markets.

        Provision for income taxes.    Provision for income taxes decreased $37 million, or 30%, to $87 million for the year ended December 31, 2002 from $124 million for the year ended December 31, 2001. The effective tax rate was 31.9% and 36.6% for the years ended December 31, 2002 and 2001, respectively. This decrease in effective tax rate was the result of higher dividend received deduction benefits related to separate account annuity products, an increase in tax reserves related to the segment's products and the discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings.    Segment net earnings decreased $29 million, or 13%, to $186 million for the year ended December 31, 2002 from $215 million for the year ended December 31, 2001. This decrease in segment net earnings was primarily the result of declining yields on invested assets. The decrease in segment net earnings reflects decreases in net earnings for fixed and variable annuity and structured settlement products and an increase in net earnings for GIC products. The decrease in variable annuities was attributable to declining fee income associated with lower equity values of the assets in our separate accounts and accelerated amortization of deferred acquisition costs. The decrease for fixed annuities and structured settlements was primarily attributable to declining yields on investments. The increase in GICs was primarily attributable to growth in the in-force block.

  Mortgage Insurance segment

        The following table sets forth the historical results of operations relating to our Mortgage Insurance segment. The Mortgage Insurance segment's results of operations are not affected by any of the pro forma adjustments.

	Historical
	Years ended December 31,
(Dollar amounts in millions)	2003	2002	2001
Revenues:
Premiums	$716	$677	$698
Net investment income	218	231	227
Policy fees and other income	48	38	40

Total revenues	982	946	965

Benefits and expenses:
Benefits and other changes in policy reserves	115	46	150
Underwriting, acquisition and insurance expenses, net of deferrals	299	233	180
Amortization of deferred acquisition costs and intangibles	37	39	51

Total benefits and expenses	451	318	381

Earnings before income taxes	531	628	584
Provision for income taxes	162	177	156

Segment net earnings	$369	$451	$428

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Premiums.    Premiums increased $39 million, or 6%, to $716 million for the year ended December 31, 2003 from $677 million for the year ended December 31, 2002. This increase was primarily the result of an $88 million increase in premiums in our international mortgage insurance business, $24 million of which was attributable to changes in foreign exchange rates. This increase in international premiums was offset in part by a $26 million decrease in premiums in our U.S. mortgage insurance business that was primarily attributable to higher premiums ceded in captive reinsurance transactions and a $23 million decrease in premiums that was primarily attributable to lower persistency resulting from increased refinancing activity.

        Net investment income.    Net investment income decreased $13 million, or 6%, to $218 million for the year ended December 31, 2003 from $231 million for the year ended December 31, 2002. This decrease was primarily the result of a $42 million decrease in net investment income that was primarily attributable to a decrease in invested assets resulting from the payment of dividends by the U.S. mortgage insurance business to our holding company. The decrease was also the result of declining yields on investments. These decreases were offset in part by a $29 million increase in net investment income resulting from additional invested assets in our international mortgage insurance business, $10 million of which was due to changes in foreign exchange rates.

        Policy fees and other income.    Policy fees and other income increased $10 million, or 26%, to $48 million for the year ended December 31, 2003 from $38 million for the year ended December 31, 2002. This increase was the result of a $5 million increase in fees for contract underwriting services attributable to higher refinancing activity in the U.S. and a $5 million increase in fees from increased volume in our international mortgage insurance business.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $69 million, or 150%, to $115 million for the year ended December 31, 2003 from $46 million for the year ended December 31, 2002. This increase was the result of a $60 million increase primarily attributable to a lower amount of favorable loss development on prior year reserves and a $9 million increase in paid claims on U.S. flow mortgage insurance offset in part by a $4 million decrease primarily attributable to favorable loss development on U.S. bulk mortgage insurance, and a $4 million increase primarily attributable to an increase in loans in default associated with higher insurance in force levels in our international mortgage insurance business.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $66 million, or 28%, to $299 million for the year ended December 31, 2003 from $233 million for the year ended December 31, 2002. This increase was the result of a $37 million increase in expenses that was primarily attributable to a significant increase in underwriting volume associated with refinancing activity in the U.S., an $11 million increase attributable to higher indemnity liabilities for U.S. contract underwriting claims as the result of updating of the assumptions we used to calculate these indemnity liabilities to reflect recent underwriting experience and the increase in the volume of mortgage loans underwritten due to significant refinancing activity and a $18 million increase attributable to continued investment in our international mortgage insurance business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $2 million, or 5%, to $37 million for the year ended December 31, 2003 from $39 million for the year ended December 31, 2002. This decrease was primarily the result of the amortization of a lower amount of U.S. deferred expenses, offset by the higher volume in our international mortgage insurance business.

        Provision for income taxes.    Provision for income taxes decreased $15 million, or 8%, to $162 million for the year ended December 31, 2003 from $177 million for the year ended December 31, 2002. The effective tax rate was 30.5% and 28.2% for the year ended December 31, 2003 and 2002, respectively. This increase in effective tax rate was primarily the result of a greater proportion of foreign income taxed at a higher rate than in the U.S. Our Mortgage Insurance segment's effective tax rate is significantly below the statutory rate primarily as the result of tax-exempt investment income.

        Segment net earnings.    Segment net earnings decreased $82 million, or 18%, to $369 million for the year ended December 31, 2003 from $451 million for the year ended December 31, 2002. This decrease was primarily the result of a $141 million decrease in U.S. net earnings, offset in part by a $59 million increase in international net earnings. The decrease in U.S. net earnings was primarily attributable to greater losses from less favorable loss development on prior year reserves, decreases in premiums from increased ceding and lower persistency, and increases in underwriting expenses from refinancing activity and contract underwriting indemnification liabilities as the result of our updating the assumptions used to calculate these indemnity liabilities to reflect recent underwriting experience and increased volume. The increase in international net earnings was primarily the result of growth in our international mortgage insurance business.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums decreased $21 million, or 3%, to $677 million for the year ended December 31, 2002 from $698 million for the year ended December 31, 2001. This decrease was primarily the result of a $37 million decrease in premiums in our U.S. mortgage insurance business attributable to higher premiums ceded in captive reinsurance transactions. The decrease was also the result of a $13 million decrease in premiums in our U.S. mortgage insurance business primarily attributable to lower persistency associated with increased refinancing activity in the U.S. These decreases were offset in part by a $29 million increase in premiums primarily attributable to growth in our international mortgage insurance business.

        Net investment income.    Net investment income increased $4 million, or 2%, to $231 million for the year ended December 31, 2002 from $227 million for the year ended December 31, 2001. This increase was primarily the result of an $11 million increase that was primarily attributable to an increase in invested assets in our international mortgage insurance business, offset in part by a $7 million decrease that was primarily attributable to declining yields on U.S. investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $2 million, or 5%, to $38 million for the year ended December 31, 2002 from $40 million for the year ended December 31, 2001. This decrease was primarily the result of the impact of a $13 million gain recognized in 2001 on the sale of our flood zone determination business. This decrease was offset in part by an $11 million increase in fees for contract underwriting services attributable to higher refinancing activity in the U.S.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves decreased $104 million, or 69%, to $46 million for the year ended December 31, 2002 from $150 million for the year ended December 31, 2001. This decrease was the result of a $73 million decrease primarily attributable to favorable loss development on prior year reserves on U.S. flow mortgage insurance. During 2002, we updated our loss reserve factors to reflect our recent favorable experience with respect to severity and frequency of defaults. Our severity and frequency of defaults were favorably affected by housing appreciation, increased housing supply and demand and other U.S. macroeconomic factors, in addition to our loss mitigation activities. This decrease was offset by an $8 million increase in paid claims on U.S. flow mortgage insurance, a $26 million decrease primarily attributable to favorable loss development on prior year reserves for U.S. bulk mortgage insurance and a $13 million decrease primarily attributable to a lower number of loans in default and favorable loss development on prior-year reserves in our international mortgage business.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $53 million, or 29%, to $233 million for the year ended December 31, 2002 from $180 million for the year ended December 31, 2001. This increase was primarily the result of a $12 million increase attributable to growth in our international mortgage insurance business, a $6 million increase in expenses in the U.S. primarily attributable to the significant increase in underwriting volume associated with higher refinancing activity, and the impact of a $35 million decrease in 2001 for U.S. contract underwriting indemnification liabilities as the result of our updating of the assumptions we used to calculate these indemnity liabilities to reflect recent underwriting experience where loss experience was lower than we had anticipated.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $12 million, or 24%, to $39 million for the year ended December 31, 2002 from $51 million for the year ended December 31, 2001. This decrease was primarily the result of our discontinuation of goodwill amortization in accordance with SFAS 142 and the amortization of a lower amount of U.S. deferred expenses.

        Provision for income taxes.    Provision for income taxes increased $21 million, or 13%, to $177 million for the year ended December 31, 2002 from $156 million for the year ended December 31, 2001. The effective tax rate was 28.2% and 26.7% for the years ended December 31, 2002 and 2001, respectively. This increase in effective tax rate was primarily the result of a reduced benefit from tax-exempt investment income, a greater proportion of foreign income taxed at a higher rate than in the U.S., and the impact of the 2001 release of deferred income taxes to reflect a decrease in the tax rates in certain countries in which we operate.

        Segment net earnings.    Segment net earnings increased $23 million, or 5%, to $451 million for the year ended December 31, 2002 from $428 million for the year ended December 31, 2001. This increase was primarily the result of a $23 million increase in international net earnings and flat U.S. net earnings. The increase in international net earnings was primarily attributable to increases in earned premiums and net investment income and favorable loss development on prior year reserves, offset in part by increases in expenses related to such growth. Flat U.S. net earnings were primarily attributable to lower losses resulting from a decrease in loans in default and favorable loss development on prior-year reserves, offset by decreases in premiums from higher premiums ceded and lower persistency and increases in expenses as the result of our updating of the assumptions we used to calculate U.S. contract underwriting indemnification liabilities in 2001 to reflect recent underwriting experience.

  Affinity segment

        The following table sets forth the historical results of operations relating to the Affinity segment. Pro forma financial information is not presented for the Affinity segment because we will not acquire any of the Affinity segment businesses from GEFAHI.

	Historical
	Years ended December 31,
(Dollar amounts in millions)	2003	2002	2001
Revenues:
Premiums	$244	$247	$286
Net investment income	62	70	74
Policy fees and other income	260	271	327

Total revenues	566	588	687

Benefits and expenses:
Benefits and other changes in policy reserves	196	180	188
Underwriting, acquisition and insurance expenses, net of deferrals	239	312	320
Amortization of deferred acquisition costs and intangibles	110	116	156

Total benefits and expenses	545	608	664

Earnings (loss) before income taxes	21	(20)	23
Provision (benefit) for income taxes	5	(17)	(1)

Segment net earnings (loss)	$16	$(3)	$24

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Total revenues.    Total revenues decreased $22 million, or 4%, to $566 million for the year ended December 31, 2003 from $588 million for the year ended December 31, 2002. This decrease was primarily the result of lower premiums and other income attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. This decrease was offset in part by an increase in premiums attributable to a reinsurance transaction in which certain premiums were ceded to us by the purchaser of a discontinued operation.

        Total benefits and expenses.    Total benefits and expenses decreased $63 million, or 10%, to $545 million for the year ended December 31, 2003 from $608 million for the year ended

December 31, 2002. This decrease was primarily the result of our decision to discontinue certain products and distribution relationships and implement cost savings initiatives that reduced compensation and benefits, as well as other general expenses. Our decision to discontinue certain products and distribution relationships and implement cost savings initiatives also reduced our deferrable expenses, resulting in a decrease in amortization of deferred acquisition costs and intangibles. These decreases were offset in part by an increase in benefits and expenses attributable to a reinsurance transaction in which certain benefits and expenses were ceded to us by the purchaser of a discontinued operation.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes increased $22 million to $5 million for the year ended December 31, 2003 from $(17) million for the year ended December 31, 2002. This increased provision was the result of a foreign loss valuation allowance.

        Segment net earnings (loss).    Segment net earnings (loss) increased $19 million to $16 million for the year ended December 31, 2003 from $(3) million for the year ended December 31, 2002. This increase was primarily the result of our discontinuation of products and distribution relationships that did not meet our target return thresholds and reductions of compensation and benefit expenses and other general expenses resulting from cost savings initiatives.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Total revenues.    Total revenues decreased $99 million, or 14%, to $588 million for the year ended December 31, 2002 from $687 million for the year ended December 31, 2001. This decrease was primarily the result of lower premiums and other income attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds.

        Total benefits and expenses.    Total benefits and expenses decreased $56 million, or 8%, to $608 million for the year ended December 31, 2002 from $664 million for the year ended December 31, 2001. This decrease was primarily the result of lower amortization of deferred acquisition costs and intangibles that was primarily attributable to an adjustment in the fourth quarter of 2002 to reflect actual membership lapse rate performance as compared with the lapse rates projected at the time of purchase. The decrease was also the result of reduced compensation and benefits, other cost-saving initiatives and decreased changes in policy reserves primarily attributable to lower revenues.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $16 million to $(17) million for the year ended December 31, 2002 from $(1) million for the year ended December 31, 2001. This reduced provision was the result of our discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings (loss).    Segment net earnings (loss) decreased $27 million to $(3) million for the year ended December 31, 2002 from $24 million for the year ended December 31, 2001. This decrease was primarily the result of the decrease in revenues attributable to our discontinuance of products and distribution relationships that did not meet our target return thresholds.

  Corporate and Other segment

        The following table sets forth summary historical and pro forma financial results of operations relating to our Corporate and Other segment for the periods below. The pro forma financial information reflects adjustments described under "Selected Historical and Pro Forma Financial Information." There were no pro forma adjustments to premiums or policy fees and other income because there are no premiums or policy fees and other income in the Corporate and Other segment that will be ceded to UFLIC in connection with the reinsurance transactions. Pro forma net investment income increased as a result of net investment income earned on excess surplus assets that will be transferred from the Protection and Retirement Income and Investments segments to the Corporate and Other segment, offset in part by a decrease attributable to reduced net investment income related to the $1.836 billion capital contribution that we will make to UFLIC. Pro forma total revenues increased primarily as a result of the adjustments to net investment income as described, and the exclusion from our results of operations of net realized investment gains (losses) related to the long-term care insurance, structured settlement and variable annuity products we will cede to UFLIC in connection with the reinsurance transactions and net realized investment gains (losses) related to the Affinity segment. Pro forma total expenses were primarily affected by the inclusion of incremental interest expense attributable to our revised debt structure after the completion of this offering.

	Historical			Pro forma
	Years ended December 31,			Year ended December 31,
(Dollar amounts in millions)	2003	2002	2001	2003
Revenues:
Premiums	$110	$104	$90	$110
Net investment income (loss)	25	20	(7)	55
Net realized investment gains	10	204	201	38
Policy fees and other income	44	6	1	44

Total revenues	189	334	285	247

Expenses:
Unallocated corporate expenses	121	77	69	121
Interest expense	137	124	126	135
Other operating expenses	88	60	54	84

Total expenses	346	261	249	340

Earnings (loss) before income taxes	(157)	73	36	(93)
Provision (benefit) for income taxes	(103)	(119)	10	(85)

Segment net earnings (loss)	$(54)	$192	$26	$(8)

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Premiums.    Premiums increased $6 million, or 6%, to $110 million for the year ended December 31, 2003 from $104 million for the year ended December 31, 2002. This increase was primarily the result of a $4 million increase in premiums attributable to our Mexican auto insurer.

        Net investment income (loss).    Net investment income (loss) increased $5 million, or 25%, to $25 million for the year ended December 31, 2003 from $20 million for the year ended December 31, 2002.

        Net realized investment gains.    See the comparison for this line item under "—Historical Combined and Pro Forma Results of Operations."

        Policy fees and other income.    Policy fees and other income increased $38 million to $44 million for the year ended December 31, 2003 from $6 million for the year ended December 31, 2002. This increase was primarily attributable to interest income from two securitization entities that were consolidated in our financial statements in connection with our adoption of FIN 46, beginning in the third quarter of 2003. See "—Off-Balance-Sheet Transactions."

        Unallocated corporate expenses.    Unallocated corporate expenses primarily consist of general and other expenses that are not allocated for segment reporting purposes. These amounts include items such as class-action litigation settlements, advertising and marketing costs, severance and restructuring charges and other corporate-level expenses. Unallocated corporate expenses increased $44 million, or 57%, to $121 million for the year ended December 31, 2003 from $77 million for the year ended December 31, 2002. This increase was primarily the result of a $50 million increase in litigation reserves attributable to an increase in reserves for a settlement in principle that we reached in October 2003 in connection with class action litigation relating to sales practices in our life insurance business. See "Business—Legal Proceedings."

        Interest expense.    Interest expense consists of interest and other financing charges related to all of our holding company debt that is not allocated for segment reporting purposes. Interest expense increased $13 million, or 10%, to $137 million for the year ended December 31, 2003 from $124 million for the year ended December 31, 2002. This increase was primarily the result of $27 million of interest expense associated with securitization entities that were consolidated in our financial statements in connection with our adoption of FIN 46, beginning in the third quarter of 2003. This increase was offset in part by a $14 million decrease in interest expense that was primarily the result of lower average borrowings.

        Other operating expenses.    Other operating expenses primarily consist of benefits and other changes in policy reserves and general expenses of several small non-core businesses that are managed in our Corporate and Other segment. Other operating expenses increased $28 million, or 47%, to $88 million for the year ended December 31, 2003 from $60 million for the year ended December 31, 2002. This increase was primarily the result of higher expenses of our Bermuda reinsurer primarily attributable to the impact of a 2002 novation of a portion of its leased equipment physical damage program to a third party, offset in part by the impact of the recognition in 2002 of $5 million of goodwill impairment for our Mexican auto insurance business resulting from our implementation of SFAS 142.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $16 million to $(103) million for the year ended December 31, 2003 from $(119) million for the year ended December 31, 2002. This decrease was the result of the recognition in 2002 of a favorable settlement with the IRS related to the treatment of certain reserves for obligations to policyholders of life insurance contracts, offset in part by lower pre-tax earnings, a one-time reduction in UK taxes related to the restructuring of our UK legal entities, and increased dividends received deduction benefits. Changes to tax expense for our Corporate and Other segment are primarily the result of tax-exempt investment income and other items not directly allocated to specific products or segments.

        Segment net earnings (loss).    Segment net earnings (loss) decreased $246 million to $(54) million for the year ended December 31, 2003 from $192 million for the year ended December 31, 2002. This decrease was primarily the result of the decrease in benefit for income taxes attributable to the impact of the 2002 favorable settlement with the IRS, the decrease in net realized investment gains and higher litigation reserves for the year ended December 31, 2003.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $14 million, or 16%, to $104 million for the year ended December 31, 2002 from $90 million for the year ended December 31, 2001. This increase was the result of a $9 million increase in premiums from our Mexican auto insurer and a $5 million increase in premiums from our Bermuda reinsurer.

        Net investment income (loss).    Net investment income (loss) increased $27 million to $20 million for the year ended December 31, 2002 from $(7) million for the year ended December 31, 2001. This increase was primarily the result of higher income on private equity investments reflecting stabilization in the equity markets.

        Net realized investment gains (losses).    See the comparison for this line item under "—Historical Combined and Pro Forma Results of Operations."

        Policy fees and other income.    Policy fees and other income increased $5 million to $6 million for the year ended December 31, 2002 from $1 million for the year ended December 31, 2001. This increase was primarily the result of fee income attributable to a securitization of certain financial assets and an increase in policy fees from our Mexican auto insurer.

        Unallocated corporate expenses.    Unallocated corporate expenses increased $8 million, or 12%, to $77 million for the year ended December 31, 2002 from $69 million for the year ended December 31, 2001. This increase was primarily the result of costs incurred to close certain facilities resulting from relocations to Richmond, Virginia.

        Interest expense.    Interest expense decreased $2 million, or 2%, to $124 million for the year ended December 31, 2002 from $126 million for the year ended December 31, 2001. This decrease was primarily the result of lower interest rates on borrowings, offset in part by an increase in average borrowings.

        Other operating expenses.    Other operating expenses increased $6 million, or 11%, to $60 million for the year ended December 31, 2002 from $54 million for the year ended December 31, 2001. This increase was primarily the result of a goodwill impairment charge recorded in connection with the adoption of SFAS 142.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $129 million to $(119) million for year ended December 31, 2002 from $10 million for the year ended December 31, 2001. This decrease was the result of a favorable settlement with the IRS regarding the treatment of certain reserves for obligations to life insurance policyholders and reduced benefit from tax exempt investment income, offset in part by higher pre-tax earnings.

        Segment net earnings.    Segment net earnings increased $166 million to $192 million for the year ended December 31, 2002 from $26 million for the year ended December 31, 2001. This increase was primarily the result of the decrease in the provision for income taxes attributable to the 2002 favorable settlement with the IRS and higher net investment income primarily resulting from higher income on private equity investments reflecting stabilization in equity markets.

Liquidity and Capital Resources

        After the completion of this offering, we will conduct all our operations through our operating subsidiaries. Dividends from our subsidiaries and permitted payments to us under our tax sharing arrangements with our subsidiaries will be our principal sources of cash to pay stockholder dividends and to meet our obligations.

        Our primary uses of funds at our holding company level include payment of general operating expenses, payment of principal, interest and other expenses related to holding company debt, payment of dividends on our common and preferred stock, amounts we will owe to GE under the Tax Matters Agreement contract, adjustment payments on our Equity Units, contributions to subsidiaries, and, potentially, acquisitions. We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.065 per share. The first such dividend will be declared in the third quarter of 2004 and paid in the fourth quarter. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors. Our payment of dividends to our stockholders will depend partly upon our receipt of dividends from our insurance and other operating subsidiaries. In addition, our Series A Preferred Stock will bear dividends at an annual rate of        % of the liquidation value of $50 per share. We also have agreed to pay quarterly contract adjustment payments with respect to our Equity Units at an annual rate of       % of the stated amount of $25 per Equity Unit.

        On December 15, 2003, we paid a dividend of $2,930 million. This included the distribution of proceeds from the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, which closed on August 29, 2003, and other dividends received from our insurance subsidiaries. We declared and paid dividends of $3,168 million to our parent during 2003. We declared dividends of $171 million to our parent during 2002, of which $107 million was paid in 2002 and $64 million was paid in 2003. We declared dividends of $31 million in 2001, of which $6 million was paid in 2001 and $25 million was paid in 2002.

        The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. See "Regulation." During the years ended December 31, 2003, 2002 and 2001, we received dividends from our insurance subsidiaries of $1,472 million ($1,400 million of which were deemed "extraordinary"), $840 million ($375 million of which were deemed "extraordinary") and $410 million (none of which were deemed "extraordinary"), respectively. In addition, during the years ended December 31, 2003, 2002 and 2001, we received dividends from insurance subsidiaries related to discontinued operations of $495 million, $62 million and $0, respectively.

        Based on statutory results as of December 31, 2003, our subsidiaries could pay dividends of $1,121 million to us in 2004 without obtaining regulatory approval. However, as a result of the dividends we will pay in connection with our corporate reorganization, most of our insurance subsidiaries will not be able to pay us any additional dividends for the twelve months following this offering without prior regulatory approval. As part of our corporate reorganization, we will retain cash at the holding company level which we believe will be adequate to fund our dividend payments, debt service, obligations under the Tax Matters Agreement and other obligations until our insurance subsidiaries can resume paying ordinary dividends to us. In addition, the ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our stockholders, are also subject to various conditions imposed by the rating agencies for us to maintain our ratings.

        In addition to dividends from our insurance subsidiaries, our other sources of funds will include service fees we receive from GE, as described under "—Overview—Separation from GE and related financial arrangements—Services provided to GE," payments from our subsidiaries pursuant to tax sharing arrangements that we will enter into after the completion of this offering, borrowings pursuant to credit facilities that we intend to establish shortly after the completion of this offering, and proceeds from the offering of senior notes and the sale of commercial paper, which we intend to complete shortly after the completion of this offering.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI 489.5 million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. The Short-term Intercompany Note matures on            , 2004. The Contingent Note is a non-interest-bearing note that matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend. Under applicable insurance regulations, annual additions to the statutory contingency reserves must equal at least 50% of premiums earned, and these statutory reserves generally cannot be withdrawn for 10 years. We believe that the significant refinancing activity in the U.S. in recent years has resulted in significant excess statutory contingency reserves because an unusually large number of mortgages are being refinanced before they reach the time they historically are most likely to become delinquent. We intend to seek the accelerated release of a portion of these statutory reserves to repay the Contingent Note. The release of the statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. If regulatory approval has been obtained by the first anniversary date, but our financial ratings have not been affirmed, the term of the Contingent Note will be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. See "Description of Certain Indebtedness—Contingent Note."

        If our U.S. mortgage insurance business effects an accelerated release from its statutory contingency reserve and distributes such released funds to us, we intend to retain the first $150 million of those funds in a segregated account at our holding company to pay debt servicing expenses and dividends on our common stock. Of this amount, we expect that $50 million will be available for disbursement during 2005, and $100 million will be available for disbursement during 2006.

        The liabilities we will assume from GEFAHI include the Yen Notes, which are ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently holds and will transfer to us. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum. See "Description of Certain Indebtedness—Yen Notes." We also will be entering into a Tax Matters Agreement with GE, which represents an obligation by us to GE, estimated to have a present value of approximately $448 million. See "Arrangements Between GE and Our Company—Tax Matters Agreement."

        We intend to repay the $2.4 billion Short-term Intercompany Note to GEFAHI with proceeds from the borrowings under a $2.4 billion short-term credit facility that we intend to establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes and approximately $500 million in commercial paper, both of which we intend to complete shortly after the completion of this offering. The senior notes are expected to consist of multiple series with varying maturities. The commercial paper will be issued under a $1 billion commercial paper program we intend to establish. We may issue additional commercial paper under this program from time to time. We will enter into $2 billion of revolving credit facilities, including a $1 billion 364-day facility and a $1 billion five-year facility. The revolving credit facilities will support our commercial paper program and will provide us with liquidity to meet general funding requirements. See "Description of Certain Indebtedness." However, our ability to borrow under these facilities and to issue commercial paper in excess of $500 million will be subject to GE's right as the holder of the Class B Common Stock to approve our incurrence of debt in excess of $700 million outstanding at any one time (subject to certain exceptions). See "Description of Capital Stock—Approval Rights of Holders of Class B Common Stock."

        We believe the proposed senior notes and commercial paper offerings and credit facilities, together with anticipated cash flows from operations, will provide us with sufficient liquidity to meet our operating requirements for the foreseeable future.

        Net cash provided by operating activities was $3,716 million, $4,883 million and $2,229 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash flows from operating activities are affected by the timing of premiums received, fees received and investment income. Cash provided by operating activities decreased $1,167 million for the year ended December 31, 2003, compared to the year ended December 31, 2002. During both periods, principal sources of cash included sales of income annuities with life contingencies and long-term care insurance, as well as sales of structured settlements with life contingencies and term-life insurance. Cash provided by operating activities decreased primarily because of a payment of $440 million during the fourth quarter of 2003 of intercompany balances due to GE Capital included in other liabilities. Cash provided by operating activities increased $2,654 million for the year ended December 31, 2002, compared to the year ended December 31, 2001, primarily reflecting growth in sales of the products discussed above, as well as the timing of cash settlement for other assets and liabilities.

        As an insurance business, we typically generate positive cash flows from operating and financing activities, as premiums and deposits collected from our insurance and investment products exceed benefits paid and redemptions, and we invest the excess. Accordingly, in analyzing our cash flow we focus on the change in the amount of cash available and used in investing activities. Net cash used in investing activities was $681 million, $6,525 million and $7,068 million for the years ended December 31, 2003, 2002, and 2001, respectively.

        The decrease in net cash used in investing activities for the year ended December 31, 2003, compared to the year ended December 31, 2002, of $5,844 million was the result of both less cash provided by operating activities of $1,167 million, as discussed above, and more cash used in financing activities of $5,007 million. Within our investing activities, during 2003, we received $2,126 million of proceeds and dividends associated with the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses.

        Net cash (used in) provided by financing activities was ($2,714) million, $2,293 million and $4,627 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in cash used by financing activities for the year ended December 31, 2003, compared to the year ended December 31, 2002, of $5,007 million was primarily the result of both lower deposits and higher redemptions of investment contracts, as a result of the lower interest rate environment, equity market downturns and volatility and pricing actions we took. These factors contributed to an increase in the use of net cash from investment contracts by $3,202 million. In addition, dividends paid to our stockholder, net of capital contributions received, increased by $2,871 million. These increased uses of cash were partially offset by a net increase in cash provided from borrowings of $1,066 million, consisting of a net increase in short-term borrowings, including commercial paper, of $466 million, and an increase in non-recourse funding obligations of $600 million.

        For the year ended December 31, 2002, compared to the year ended December 31, 2001, the $543 million decrease in cash used in investing activities resulted from reduced cash provided by financing activities, primarily from both lower sales and higher redemptions of investment contracts, as a result of the lower interest rate environment and customer uncertainty about the direction of equity markets, combined with pricing actions we took, reducing the net cash provided from investment contracts by $2,155 million, along with a greater increase in cash and cash equivalents of $863 million. These decreases in sources of cash available for investment were partially offset by the increase in net cash provided by operating activities of $2,654 million, as discussed above.

        The liquidity requirements of our insurance subsidiaries principally relate to the liabilities associated with their various insurance and investment products, operating costs and expenses, the payment of dividends to us, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations and income taxes. Liabilities arising from insurance and investment products include the payment of benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans and obligations to redeem funding agreements under applicable put option provisions.

        Historically, our insurance subsidiaries have used cash flow from operations and sales of investment securities to fund their liquidity requirements. Our insurance subsidiaries' principal cash inflows from operating activities derive from premiums, annuity deposits and policy and contract fees and other income, including commissions, cost of insurance, mortality, expense and surrender charges, contract underwriting fees, investment management fees, and dividends and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of invested assets and investment income.

        We also have entered into annually renewable floating rate funding agreements, which are deposit-type products that generally credit interest on deposits at a floating rate tied to an external market index. Purchasers of annually renewable funding agreements include money market funds, bank common trust funds and other short-term investors. Some of our funding agreements contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. GE Capital has agreed to guarantee our obligations under certain annually renewable funding agreements that were issued prior to November 18, 2003 and certain renewals with a final maturity on or before June 30, 2005. As of December 31, 2003, the aggregate amount of outstanding funding agreements with put option features was approximately $2.9 billion, including $450 million with put option notice periods of 30 days or less.

        Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer durations, such as certain life insurance and long-term care insurance policies, are matched with investments having similar estimated lives such as long-term fixed maturities and mortgage loans. Shorter-term liabilities are matched with fixed maturities that have short- and medium-term fixed maturities. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid investment-grade fixed maturities to fund anticipated operating expenses, surrenders, and withdrawals. On a pro forma basis, as of December 31, 2003, our total cash and invested assets was $61.2 billion. Our investments in privately placed fixed maturities, mortgage loans, policy loans, limited partnership interests, real estate and restricted investments held by securitization entities are relatively illiquid.

These asset classes represented approximately 30% of the carrying value of our total cash and invested assets as of December 31, 2003, on a pro forma basis.

        Total assets decreased $14.0 billion, or 12%, on an historical combined basis, from $117.4 billion as of December 31, 2002 to $103.4 billion as of December 31, 2003. The decrease primarily resulted from the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, which had total assets of $22.1 billion classified as assets held for sale as of December 31, 2002. Excluding this sale, total assets would have increased $8.1 billion, or 8%. Total investments increased $6.6 billion, or 9%, on an historical combined basis, for the same comparison period, primarily reflecting net purchases of securities. Excluding investments and the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, all other assets increased $1.5 billion, or 7%, over the same period, primarily resulting from a $760 million increase in separate account assets.

        Pro forma total assets were $97.8 billion as of December 31, 2003, compared to $103.4 billion on an historical combined basis. The decrease was primarily attributable to $2.8 billion of assets that will not be transferred to us in connection with our corporate reorganization and a $2.8 billion net decrease in assets in connection with the reinsurance transactions with UFLIC.

        Total liabilities decreased $13.0 billion, or 13%, on an historical combined basis, from $100.6 billion as of December 31, 2002 to $87.6 billion as of December 31, 2003. This decrease primarily resulted from the sale of GEFAHI's Japanese life insurance and domestic auto and homeowners' insurance businesses, which had total liabilities of $20.0 billion classified as liabilities associated with assets held for sale as of December 31, 2002. Excluding this sale, total liabilities would have increased $7.0 billion, or 9%. Future annuity and contract benefits increased $2.7 billion, or 5%, primarily as a result of growth in our annuity and long-term care businesses. The increase also included a $760 million increase in separate account liabilities and a $1.1 billion increase of liabilities associated with the consolidation of certain securitization entities in the third quarter of 2003 in accordance with FIN 46.

        Pro forma total liabilities were $86.9 billion as of December 31, 2003, compared to $87.6 billion on an historical combined basis. The decrease was primarily attributable to $3.5 billion of liabilities that will not be transferred to us in connection with our corporate reorganization. The decrease was also attributable to $690 million of liabilities associated with reinsurance transactions with UFLIC primarily consisting of a $666 million decrease in deferred income taxes. These decreases were partially offset by $3.4 billion of liabilities incurred in connection with our corporate reorganization, consisting primarily of $600 million of our Equity Units, $100 million of our Series A Preferred Stock, which is mandatorily redeemable, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note, partially offset by a net reduction in liabilities of $282 million attributable to the joint tax election with GE under section 338(h)(10) less the liability for amounts due to GE under the Tax Matters Agreement related to this election.

  Contractual obligations

        We enter into long-term obligations to third-parties in the ordinary course of our operations. These obligations, as of December 31, 2003, on a pro forma basis, are set forth in the table below. However, we do not believe that our cash flow requirements can be assessed based upon an analysis of these obligations. The most significant factor affecting our future cash flows is our ability to earn and collect cash from our customers. Future cash outflows, whether they are contractual obligations or not, also will vary based upon our future needs. Although some outflows are fixed, others depend on future events. Examples of fixed obligations include our obligations to pay principal and interest on fixed-rate borrowings. Examples of obligations that will vary include obligations to pay interest on variable-rate borrowings and insurance liabilities that depend on future interest rates and market performance. Many of our obligations are linked to cash-generating contracts. These obligations include payments to contractholders that assume those contractholders will continue to make deposits in accordance with the terms of their contracts. In addition, our operations involve significant expenditures that are not based upon "commitments." These include expenditures for income taxes and payroll.

	Pro forma payments due by period
(Dollar amounts in millions)	Total	2004	2005-2006	2007-2008	2009 and thereafter
Borrowings(1)	$4,836	$—	$2,950	$—	$1,886
Operating lease obligations	215	48	62	78	27
Purchase obligations(2)	9	8	1	—	—
Insurance liabilities(3)	16,264	6,199	5,694	2,467	1,904
Other contractual liabilities(4)	645	31	74	84	456

Total contractual obligations	$21,969	$6,286	$8,781	$2,629	$4,273

(1)
Includes our existing non-recourse funding obligations, long-term borrowings and new borrowings described in notes (i) and (m) to our pro forma financial information, included under "Selected Historical and Pro Forma Financial Information."

(2)
Includes contractual minimum programming commitments; excludes funding commitments and items described in note (o) to our pro forma financial information.

(3)
Primarily includes guaranteed investment contracts and funding agreements, structured settlements and income annuities (including contracts we will reinsure to UFLIC, because we remain the primary obligor under those contracts), based upon scheduled payouts; excludes insurance liabilities that do not have maturity dates.

(4)
Because their future cash outflows are uncertain, the following non-current liabilities are excluded from this table: deferred taxes (except the Tax Matters Agreement, which is included, as described in note (k) to our pro forma financial information), derivatives, deferred revenue and certain other items.

Impairments of investment securities

        We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative measures include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. Our impairment reviews involve our finance and risk teams as well as the portfolio management and research capabilities of GEAM. Our qualitative review attempts to identify those issuers with a greater than 50% chance of default in the coming twelve months. These securities are characterized as "at-risk" of impairment. As of December 31, 2003, securities "at risk" of impairment had aggregate unrealized losses of $40 million.

        For fixed maturities, we recognize an impairment charge to earnings in the period in which we determine that we do not expect either to collect principal and interest in accordance with the contractual terms of the instruments or to recover based upon underlying collateral values, considering events such as a payment default, bankruptcy or disclosure of fraud. For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months for common equity securities. We measure impairment charges based upon the difference between the book value of a security and its fair value. Fair value is based upon quoted market price, except for certain infrequently traded securities where we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. The carrying value of infrequently traded securities as of December 31, 2003 was $14.1 billion.

        In the years ended December 31, 2003, 2002 and 2001, we recognized impairment losses of $224 million, $343 million and $289 million, respectively. We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements. In the year ended December 31, 2003, the pre-tax realized investment loss incurred on the sale of fixed maturities and equity securities was $239 million. The aggregate fair value of securities sold during that year was $5,220 million, which was approximately 96% of book value.

        The following tables present the gross unrealized losses and estimated fair values of our investment securities, on an historical basis, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2003:

	Less Than 12 Months
(Dollar amounts in millions)	Amortized cost or cost	Estimated fair value	Gross unrealized losses	% underwater	# of securities
Fixed maturities:
U.S. government and agencies	$228	$210	$(18)	7.9%	11
State and municipal	119	118	(1)	0.8%	31
Government—non U.S.	501	493	(8)	1.6%	142
U.S. corporate (including public utilities)	5,948	5,738	(210)	3.5%	458
Corporate—non U.S.	1,573	1,530	(43)	2.7%	198
Asset backed	914	900	(14)	1.5%	95
Mortgage backed	2,065	2,001	(64)	3.1%	247

Subtotal, fixed maturities	11,348	10,990	(358)	3.2%	1,182
Equity securities	53	51	(2)	3.8%	58

Total temporarily impaired securities	$11,401	$11,041	$(360)	3.2%	1,240

% Underwater—fixed maturities:
<20% Underwater	$11,219	$10,898	$(321)	2.9%	1,144
20-50% Underwater	128	92	(36)	28.1%	24
>50% Underwater	1	—	(1)	100.0%	14

Total fixed maturities	11,348	10,990	(358)	3.2%	1,182

% Underwater—equity securities:
<20% Underwater	53	51	(2)	3.8%	40
20-50% Underwater	—	—	—	—	9
>50% Underwater	—	—	—	—	9

Total equity securities	53	51	(2)	3.8%	58

Total temporarily impaired securities	$11,401	$11,041	$(360)	3.2%	1,240

Investment grade	$10,471	$10,185	$(286)	2.7%	1,032
Below investment grade	810	739	(71)	8.8%	141
Not rated—fixed maturities	67	66	(1)	1.5%	9
Not rated—equities	53	51	(2)	3.8%	58

Total temporarily impaired securities	$11,401	$11,041	$(360)	3.2%	1,240

	12 Months or More
(Dollar amounts in millions)	Amortized cost or cost	Estimated fair value	Gross unrealized losses	% underwater	# of securities
Fixed maturities:
U.S. government and agencies	$—	$—	$—	—	—
State and municipal	1	1	—	—	1
Government—non U.S.	12	12	—	—	6
U.S. corporate (including public utilities)	1,084	975	(109)	10.1%	134
Corporate—non U.S.	158	148	(10)	6.3%	30
Asset backed	111	110	(1)	0.9%	9
Mortgage backed	172	171	(1)	0.6%	19

Subtotal, fixed maturities	1,538	1,417	(121)	7.9%	199
Equity securities	49	43	(6)	12.2%	47

Total temporarily impaired securities	$1,587	$1,460	$(127)	8.0%	246

% Underwater—fixed maturities:
<20% Underwater	$1,439	$1,352	$(87)	6.0%	169
20-50% Underwater	92	63	(29)	31.5%	23
>50% Underwater	7	2	(5)	71.4%	7

Total fixed maturities	1,538	1,417	(121)	7.9%	199

% Underwater—equity securities:
<20% Underwater	26	25	(1)	3.8%	27
20-50% Underwater	23	18	(5)	21.7%	20
>50% Underwater	—	—	—	—	—

Total equity securities	49	43	(6)	12.2%	47

Total temporarily impaired securities	$1,587	$1,460	$(127)	8.0%	246

Investment grade	$718	$691	$(27)	3.8%	90
Below investment grade	820	726	(94)	11.5%	109
Not rated—fixed maturities	—	—	—	—	—
Not rated—equities	49	43	(6)	12.2%	47

Total temporarily impaired securities	$1,587	$1,460	$(127)	8.0%	246

        The investment securities in an unrealized loss position for less than twelve months account for $360 million, or 74%, of our total unrealized losses. Of the securities in this category, there were five securities with an unrealized loss in excess of $5 million. These five securities had aggregate unrealized losses of $30 million. The amount of the unrealized loss on these securities is driven primarily by the relative size of the holdings, the par values of which range from $40 million to $75 million.

        The investment securities in an unrealized loss position for twelve months or more account for $127 million, or 26%, of our total unrealized losses. There are 68 fixed-maturity securities in three industry groups that account for $78 million or 61% of the unrealized losses in this category.

        Forty-one of these 68 securities are in the transportation sector and are related to the airline industry. Ninety-nine percent of our airline securities are collateralized by commercial aircraft associated with five domestic airlines. The collateral underlying these securities consists of commercial jet aircraft. We believe these security holdings are in a loss position as a result of ongoing negative market reaction to difficulties in the commercial airline industry. In accordance with our impairment policy described above, we have recognized $30 million and $27 million in other-than-temporary impairments during 2003 and 2002, respectively, associated with the airline industry due to either bankruptcies or restructurings. These holdings were written down to estimated fair value based upon the present value of expected cash flows associated with revised lease terms or the value of the underlying aircraft. As of December 31, 2003 we expect to collect full principal and interest in accordance with the contractual terms of the instruments of our remaining holdings in airline securities. For those airline securities which we have previously impaired, we expect to recover our carrying amount based upon underlying aircraft collateral values.

        Eighteen of these 68 securities are in the industrial sector and are primarily in the chemical and paper and timber products industries. Within this sector, there are two issuers, comprising five of the 18 securities, which represent $17 million of the unrealized losses in this sector. Each of the other securities in this sector has unrealized losses of less than $3 million. These two issuers, one of which is in the chemical industry and one of which is in the timber products industry, are current on all terms, show improving trends with regards to liquidity and security price and are not considered at risk of impairment. Our other holdings issued by the chemical company are in unrealized gain positions. Our other holdings issued by the timber products company are collateralized by assets, which provide greater than 100% coverage of the outstanding obligations based on the most recent valuations performed.

        The remaining nine of these 68 securities are in the consumer-non cyclical sector and are primarily in the consumer products and retail industries. Within this sector, there is one issuer, comprising two of the nine securities, which represents $13 million of the unrealized losses in this sector. This one issuer, a national retail chain, is current on all terms, shows improving trends with regard to liquidity and security price, and is not considered at risk of impairment. Our other holdings issued by this company are in unrealized gain positions. The remainder of the securities in this sector each have unrealized losses less than $1 million.

        In the remaining industry sectors, no single issuer of fixed-maturity securities has an unrealized loss greater than $5 million.

        The equity securities in an unrealized loss position for twelve months or more are preferred stocks with fixed maturity-like characteristics and mutual fund investments. No single security has an unrealized loss greater than $5 million.

Off-balance Sheet Transactions

        We have used off-balance sheet securitization transactions to mitigate and diversify our asset risk position and to adjust the asset class mix in our investment portfolio by reinvesting securitization proceeds in accordance with our approved investment guidelines.

        We have not used securitization transactions to provide us with additional liquidity, and we do not anticipate using securitization transactions for that purpose in the future. The transactions we have used involved securitizations of some of our receivables and investments that were secured by commercial mortgage loans, fixed maturities or other receivables, consisting primarily of policy loans. Total securitized assets remaining as of December 31, 2003 and 2002 were $1.6 billion and $1.9 billion, respectively.

        Securitization transactions resulted in net gains, before taxes, of approximately $43 million, $29 million and $145 million for the years ended December 31, 2003, 2002 and 2001, respectively, and were included in net realized investment gains (losses) in our financial statements.

        We have arranged for the assets that we have transferred in securitization transactions to be serviced by us directly, or pursuant to arrangements with GEAM and with General Motors Acceptance Corporation. Servicing activities include ongoing review, credit monitoring, reporting and collection activities.

        We have entered into credit support arrangements in connection with our securitization transactions. Pursuant to these arrangements, as of December 31, 2003, we provided limited recourse for a maximum of $119 million of credit losses. To date we have not been required to make any payments under any of the credit support agreements. These agreements will remain in place throughout the life of the related entities.

        GE Capital, our indirect parent, provides credit and liquidity support to a funding conduit it sponsored, which exposes it to a majority of the risks and rewards of the conduit's activities and therefore makes GE Capital the primary beneficiary of the funding conduit. Upon adoption of FIN 46, GE Capital was required to consolidate the funding conduit because of this financial support. As a result, assets and liabilities of certain previously off-balance sheet securitization entities, for which we were the transferor, were required to be included in our financial statements because the funding conduit no longer qualified as a third party. Because these securitization entities lost their qualifying status, we were required to include $1.2 billion of securitized assets and $1.1 billion of associated liabilities in our Combined Statement of Financial Position in July 2003. The assets and liabilities associated with these securitization entities have been reported in the corresponding financial statement captions in our Combined Statement of Financial Position, and the assets are noted as restricted due to the lack of legal control we have over them. These balances will decrease as the assets mature because we will not sell any additional assets to these consolidated entities.

        Our inclusion of these assets and liabilities does not change the economic or legal characteristics of the asset sales. Liabilities of these consolidated entities will be repaid with cash flows generated by the related assets. Credit recourse to us remains limited to the credit support described above. We included $36 million of revenue, $2 million of general expenses and $27 million of interest expense associated with these newly consolidated entities in our historical combined financial statements for the period from July 1 to December 31, 2003. Our consolidation of these securitization entities had no effect on our previously reported earnings.

        The following table summarizes the assets and liabilities associated with the securitization entities we included in our Combined Statement of Financial Position, which are part of our Corporate and Other segment as of December 31, 2003:

(Dollar amounts in millions)	Historical
Assets:
Restricted investments held by securitization entities	$1,069
Other assets	65

Total(1)	$1,134

Liabilities:
Borrowings related to securitization entities	$1,018
Other liabilities	59

Total	$1,077

(1)
Includes $51 million of retained interests in securitized assets now consolidated.

        For additional information regarding our securitization transactions, see notes 2 and 20 to our combined financial statements, included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The following is a discussion of our market risk exposures and our risk management practices.

        We enter into market-sensitive instruments primarily for purposes other than trading. The carrying value of our investment portfolio as of December 31, 2003 and 2002 was $77.6 billion and $72.1 billion, respectively, of which 84% and 84%, respectively, was invested in fixed maturities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturities. We mitigate the market risk associated with our fixed maturities portfolio by matching the duration of our fixed maturities with the duration of the liabilities that those securities are intended to support.

        The primary market risk for our long-term borrowings and Equity Units is interest rate risk at the time of maturity or early redemption, when we may be required to refinance these obligations. We continue to monitor the interest rate environment and to evaluate refinancing opportunities as maturity dates approach.

        We are exposed to equity risk on our holdings of common stocks and other equities. We manage equity price risk through industry and issuer diversification and asset allocation techniques.

        We also have exposure to foreign currency exchange risk. Our international operations generate revenues denominated in local currencies, and we invest cash generated outside the U.S. in non-U.S.-denominated securities. Although investing in securities denominated in local currencies limits the effect of currency exchange rate fluctuation on local operating results, we remain exposed to the impact of fluctuations in exchange rates as we translate the operating results of our foreign operations into our historical combined financial statements. We currently do not hedge this exposure. For the year ended December 31, 2003, 2002 and 2001, respectively, 26%, 12% and 11% of our net earnings from continuing operations were generated by our international operations.

        We use derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate interest rate and currency risk by:

  •
  Reducing the risk between the timing of the receipt of cash and its investment in the market;

  •
  Matching the currency of invested assets with the liabilities they support;

  •
  Converting the asset duration to match the duration of the liabilities; and

  •
  Protecting against the early termination of an asset or liability.

        As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

  Sensitivity analysis

        Sensitivity analysis measures the impact of hypothetical changes in interest rates, foreign exchange rates and other market rates or prices on the profitability of market-sensitive financial instruments.

        The following discussion about the potential effects of changes in interest rates, foreign currency exchange rates and equity market prices is based on so-called "shock-tests," which model the effects of interest rate, foreign exchange rate and equity market price shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis permitted by the rules and regulations of the Securities and Exchange Commission, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates, foreign currency exchange rates and equity market prices may have some limited use as benchmarks, they should not be viewed as forecasts. These forward-looking disclosures also are selective in nature and address only the potential impacts on our financial instruments. They do not include a variety of other potential factors that could affect our business as a result of these changes in interest rates, currency exchange rates and equity market prices.

        One means of assessing exposure of our fixed maturities portfolio to interest rate changes is a duration-based analysis that measures the potential changes in market value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This is sometimes referred to as a parallel shift in the yield curve. Under this model, with all other factors constant and assuming no offsetting change in the value of our liabilities, we estimated that such an increase in interest rates would decrease the market value of our fixed income securities portfolio by approximately $4.0 billion, based on our securities positions as of December 31, 2003.

        One means of assessing exposure to changes in foreign currency exchange rates is to model effects on reported earnings using a sensitivity analysis. We analyzed our combined currency exposure as of December 31, 2003, including financial instruments designated and effective as hedges to identify assets and liabilities denominated in currencies other than their relevant functional currencies. Net unhedged exposures in each currency were then remeasured, generally assuming a 10% decrease in currency exchange rates compared to the U.S. dollar. Under this model, with all other factors constant, we estimated at year end 2003 that such a decrease would have an insignificant effect on our net earnings from continuing operations for the year ended December 31, 2004.

        One means of assessing exposure to changes in equity market prices is to estimate the potential changes in market values on our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, we estimated that such a decline in equity market prices would decrease the market value of our equity investments by approximately $40 million, based on our equity positions as of December 31, 2003. In addition, fluctuations in equity market prices affect our revenues and returns from our separate account and private asset management products, which depend upon fees that are related primarily to the value of assets under management.

  Counterparty credit risk

        We manage counterparty credit risk on an individual counterparty basis, which means that gains and losses are netted for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts owed to us, typically as the result of changes in market conditions (see table below), no additional transactions are executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below Moody's A3 or S&P's A-.

        Swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. Our policy allows for derivative transactions with lower rated counterparties (Moody's "Aa3" and S&P's "AA-") if the agreements governing such transactions require both parties to provide collateral supporting exposures above the unsecured credit limit. Our policy requires foreign exchange forwards with contractual maturities shorter than one year to be executed with counterparties having a credit rating by Moody's of A-1 and by S&P of P-1 and the credit limit for these transactions is $150 million per counterparty.

        The following table sets forth our counterparty credit rating criteria as of December 31, 2003:

Credit rating
	Moody's	Standard & Poor's
Term of transaction
Up to five years	Aa3	AA-
Greater than five years	Aaa	AAA
Credit exposure limit
Up to $50 million	Aa3	AA-
Up to $75 million	Aaa	AAA

        The conversion of interest rate and currency risk into credit risk requires us to monitor counterparty credit risk actively. As of December 31, 2003 and 2002, there were no notional amounts of long-term derivatives for which the counterparty was rated below Aa3 by Moody's.

        The following table sets forth an analysis of our counterparty credit risk exposures as of the dates indicated:

	Percentage of notional derivative exposure by counterparty credit rating
				Pro forma
	Historical
				December 31,
	December 31,
	2003	2002	2001	2003
Moody's rating
Aaa	95%	91%	98%	93%
Aa	5%	9%	2%	7%

	100%	100%	100%	100%

Seasonality

        In general, our business as a whole is not seasonal in nature. However, in our Mortgage Insurance segment, the level of defaults, which increases the likelihood of losses, tends to decrease in the first and second quarters of the calendar year and increase in the third and fourth quarters. As a result, we have experienced lower levels of losses resulting from defaults in the first and second quarters, as compared with the third and fourth quarters.

Inflation

        In general, we do not believe that inflation has had a material effect on our historical combined results of operations, except insofar as inflation may affect interest rates. See "—Quantitative and Qualitative Disclosures About Market Risk—Market risk" and "Risk Factors—Risks Relating to Our Business—Interest rate fluctuations could adversely affect our cash flow and profitability."

New Accounting Standards

  Currently effective

        FIN 46.    FIN 46, Consolidation of Variable Interest Entities, became effective for us on July 1, 2003. As described above, as a result of the adoption of FIN 46, GE Capital was required to consolidate a funding conduit it sponsored. As a result, assets and liabilities of certain previously off-balance sheet securitization entities were required to be included in our financial statements because the funding conduit no longer qualified as a third party.

        B36.    SFAS 133 Implementation Issue B36 ("B36"), Modified Coinsurance Arrangements with Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the

Creditworthiness of the Obligor under those Instruments, became effective for us on October 1, 2003. B36 provides that modified coinsurance arrangements, where the ceding insurer withholds funds, may include an embedded derivative that must be bifurcated from the host instrument. The adoption of B36 did not have a material impact on our financial position upon adoption and, based upon our current and expected reinsurance arrangements, we do not expect a material impact on our results of operations or financial condition.

        SFAS 150.    Statement of Financial Accounting Standards 150 ("SFAS 150"), Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity, became effective for us for the quarter ended September 30, 2003. SFAS 150 requires issuers to classify the following three types of freestanding financial instruments as liabilities: mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity interests by transferring assets and certain obligations to issue a variable number of shares. The adoption of SFAS 150 did not have a material impact on our results of operations or financial condition.

        SOP 03-1.    In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we adopted on January 1, 2004. This statement provides guidance on separate account presentation and valuation, the accounting for sales inducements and the classification and valuation of long-duration contract liabilities. Prior to adopting SOP 03-1 we held reserves for both variable annuity guaranteed minimum death benefits and the higher-tier annuitization benefit on two-tiered annuities. To record these reserves in accordance with SOP 03-1, we released $10 million, or 7%, of our two-tiered annuity reserves as well as $3 million of guaranteed minimum death benefit reserves. After giving effect to the impact of the additional deferred acquisition cost amortization related to these reserve releases, we recorded a $5 million benefit in cumulative effect of accounting changes, net of taxes, which is not reflected in net earnings from continuing operations.

Corporate Reorganization

Our History

        Prior to the completion of this offering and the concurrent offerings, our businesses were owned by GE, a global diversified technology and services company. In the 1980s and 1990s, GE pursued a strategy of developing and acquiring insurance businesses, targeting attractive segments that included the U.S. and international mortgage and life insurance markets.

        We entered the U.S. mortgage insurance business in 1981 through a start-up in Cincinnati, Ohio. In 1983, we acquired a competitor, American Mortgage Insurance, located in Raleigh, North Carolina and moved our mortgage insurance headquarters there. In the late 1980s and early 1990s, we acquired several other U.S. mortgage insurers or their books of business. We also acquired mortgage insurance operations in Canada and Australia and launched a start-up business in Europe as part of our strategy to expand into international markets.

        We entered the life insurance business in 1993 through our acquisition of GNA Corp., a leading provider of annuities through the bank distribution channel. From 1993 to 2000, we successfully completed the acquisition and integration of 13 key businesses, which significantly expanded the breadth of our product offerings and the scope of our distribution capabilities. We maintained a disciplined focus on effectively integrating the operations of each business we acquired.

        In recent years, we have been reviewing our businesses, with the objective of focusing on segments where we have competitive advantage and the greatest potential for growth and returns on capital. We began to redeploy our capital in accordance with that strategy in 2002 and have exited certain product lines, distribution relationships and business units where we lacked long-term competitive advantage, could not deploy capital efficiently or could not achieve our targeted returns. In August 2003, we sold our Japanese life insurance operations and our domestic auto and homeowners' insurance businesses to American International Group, Inc. We also repriced certain products for higher risk-adjusted margins and lowered production targets for products that were not achieving our targeted returns on capital. At the same time, GE has been reviewing its long-term strategy and has actively sought to reduce its investment in insurance businesses and redeploy some of the capital required by those businesses to its other businesses. For example, in December 2003, GE sold substantially all of its financial guaranty insurance business to a consortium led by The PMI Group, Inc.

        We have benefited from GE's commitment to operational execution, continuous process improvement, cost productivity, risk management, technology and development of managerial talent. We believe these skills and values provide us with a significant competitive advantage, and we intend to retain them as an integral part of our culture. We also believe our independence from GE will provide us with a number of benefits, allowing us to:

  •
  execute a strategy for our insurance business independent from GE's overall corporate strategy;

  •
  obtain direct access to capital markets;

  •
  use our stock for selective acquisitions; and

  •
  align employee incentive plans more closely with the performance of our company.

Formation of Genworth Financial, Inc.

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization and this offering. We were incorporated solely for this purpose and have not engaged in any activities or formed any subsidiaries, except in preparation for our corporate reorganization and this offering and the concurrent offerings.

        Prior to the completion of this offering, we will acquire substantially all of the assets and liabilities of GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, Viking Insurance Company, which is a Bermuda-based reinsurer primarily of leased equipment insurance and consumer credit insurance, and mortgage contract underwriting. All of our businesses will be transferred to us prior to the completion of this offering through stock transfers, except for the European payment protection business, which will be transferred to us initially through a combination of stock transfers and reinsurance arrangements. See "Arrangements Between GE and Our Company—European Payment Protection Insurance Business Arrangements."

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

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  489.5 million shares of our Class B Common Stock. For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock." GEFAHI is offering 145.0 million shares of Class A Common Stock for sale in a concurrent offering, plus up to an additional 21.75 million shares that may be sold pursuant to an over-allotment option (all of which shares will be converted from an equal number of shares of Class B Common Stock in connection with that offering).

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  $600 million of our Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

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  $100 million of our Series A Preferred Stock. For a description of the terms of our Series A Preferred Stock, see "Description of Series A Preferred Stock." GEFAHI is offering shares of our Series A Preferred Stock for sale in this offering.

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  $2.4 billion Short-term Intercompany Note. For a description of the terms of this note, see "Description of Certain Indebtedness—Short-term Intercompany Note."

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  $550 million Contingent Note. For a description of the terms of this note, see "Description of Certain Indebtedness—Contingent Note."

        The liabilities we will assume from GEFAHI include the Yen Notes, which are ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently holds and will transfer to us. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum.

        Prior to the completion of this offering and the concurrent offerings, GEFAHI will own 100% of our outstanding common stock, which will consist solely of Class B Common Stock. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE. As a result, all the shares of common stock offered in the concurrent offering consist of Class A Common Stock. Upon the completion of this offering and the concurrent offerings, GE will beneficially own (through GEFAHI) approximately 70% of our outstanding common stock, if the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is not exercised, and 66%, if it is exercised in full. GE has informed us that, after completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE currently expects to reduce its interest through one or more additional public offerings of our common stock, but it is not obligated to divest our shares in this or any other manner.

        Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition and other matters, including our relationship with GE while GE remains a significant stockholder in our company. These arrangements include several significant reinsurance transactions with Union Fidelity Life Insurance Company, or UFLIC, an indirect subsidiary of GE. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, policy obligations under our structured settlement contracts, which had reserves of $12.0 billion, and our variable annuity contracts, which had general account reserves of $2.8 billion and separate account reserves of $7.9 billion, each as of December 31, 2003. These contracts represent substantially all of our contracts that were in force as of December 31, 2003 for these products. In addition, effective as of January 1, 2004, we will cede to UFLIC policy obligations under a block of long-term care insurance policies that we reinsured from Travelers, which had reserves of $1.5 billion, as of December 31, 2003. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. We are continuing new sales of structured settlement, variable annuity and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products. See "Arrangements Between GE and Our Company."

Business

        We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 20 countries and have approximately 5,850 employees.

        We have the following three operating segments:

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  Protection.    We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. In 2003, we were the the leading provider of individual long-term care insurance and the sixth-largest provider of term life insurance in the U.S., according to LIMRA International (in each case based upon gross written premiums). We believe we are a leading provider of term life insurance through brokerage general agencies in the U.S. and that this channel is the largest and fastest-growing distribution channel for term life insurance. Our leadership in long-term care insurance is based upon almost 30 years of product underwriting and claims experience. This experience has enabled us to build and benefit from what we believe is the largest actuarial database in the long-term care insurance industry. For the year ended December 31, 2003, our Protection segment had pro forma segment net earnings of $481 million.

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  Retirement Income and Investments.    We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. We are an established provider of these products and, in 2003, we were the leading provider of income annuities in the U.S., according to LIMRA International (based upon total premiums and deposits). For the year ended December 31, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $93 million.

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  Mortgage Insurance.    In the U.S., Canada, Australia and Europe, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. These products generally also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. In 2003, according to Inside Mortgage Finance, we were the fourth-largest provider of mortgage insurance in the U.S. (based upon new insurance written), and we believe we are the largest provider of private mortgage insurance outside the U.S., with leading mortgage insurance operations in Canada, Australia and the U.K. and a growing presence in Continental Europe. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 46% for the three years ended December 31, 2003. For the year ended December 31, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $369 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), most of our interest and other financing expenses, unallocated corporate income and expenses, and the results of several small, non-core businesses that are managed outside our operating segments. For the year ended December 31, 2003, our Corporate and Other segment had a pro forma segment net loss of $8 million.

        We had $11.0 billion of total stockholder's interest and $97.8 billion of total assets as of December 31, 2003, on a pro forma basis. For the year ended December 31, 2003, on a pro forma basis, our revenues were $9.8 billion and our net earnings from continuing operations were $935 million. Upon the completion of this offering, we expect our principal life insurance companies to have financial strength ratings of "AA-" (Very Strong) from S&P, "Aa3" (Excellent) from Moody's and "A+" (Superior) from A.M. Best, and we expect our rated mortgage insurance companies to have financial strength ratings of "AA" (Very Strong) from S&P, "Aa2" (Excellent) from Moody's and "AA" (Very Strong) from Fitch. The "AA" and "AA-" ratings are the third- and fourth-highest of S&P's 21 ratings categories, respectively. The "Aa2" and "Aa3" ratings are the third- and fourth-highest of Moody's 21 ratings categories, respectively. The "A+" rating is the second-highest of A.M. Best's 15 ratings categories. The "AA" rating is the third-highest of Fitch's 24 ratings categories.

Market Environment and Opportunities

        We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

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  Aging U.S. population with growing retirement income needs.    According to the U.S. Social Security Administration, from 1945 to 2001, U.S. life expectancy at birth increased from 62.9 years to 73.8 years for men and from 68.4 years to 79.4 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. The U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 21% (61 million) in 2002 to more than 29% (95 million) in 2020. These increases in life expectancy and the average age of the U.S. population heighten the risk that individuals will outlive their retirement savings. In addition, approximately $4.4 trillion of invested financial assets (25% of all U.S. invested financial assets) are held by people within 10 years of retirement and are expected to be converted to income as those people retire, according to a survey conducted by SRI Consulting Business Intelligence in 2002. We believe these trends will lead to growing demand for products, such as our annuities and other investment products, that help consumers accumulate assets and provide reliable retirement income.

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  Growing lifestyle protection gap.    The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient financial resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing home costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. For example, many companies have reduced employer-paid benefits in recent years, and the Social Security Administration projected in 2003 that the annual costs of Social Security will exceed the program's tax revenue under current law in 2018, creating the potential for both long-term benefit reductions from these traditional sources and the need for individuals to identify alternative sources for these benefits. In addition, according to the U.S. Bureau of Economic Analysis, personal savings rates decreased from 10.9% in 1982 to 3.7% in 2002. Consumers are exposed to the rising costs of healthcare and nursing care during their retirement years, and some experts believe that many consumers are underinsured with respect to their protection needs. For example, according to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance. Moreover, the most recent Survey of Consumer Finances conducted by the Federal Reserve Board found that the median household's life insurance coverage decreased in recent years to 1.4 times household income, which we believe leaves a significant life insurance protection gap for individuals and families. We expect these trends to result in increased demand for our life, long-term care and small group life and health insurance products.

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  Increasing opportunities for mortgage insurance in the U.S. and other countries.    We believe a number of factors have contributed and will contribute to the growth of mortgage insurance in the U.S., Canada and Australia, where we have significant mortgage insurance operations. These factors include increasing homeownership levels (spurred in part by government housing policies that favor homeownership); expansion of low-down-payment mortgage loan offerings; legislative and regulatory policies that provide capital incentives for lenders to transfer the risks of low-down-payment mortgages to mortgage insurers; and expansion of secondary mortgage markets that require credit enhancements, such as mortgage insurance. We believe a number of these factors also are becoming evident in some European and Asian markets, where lenders increasingly are using mortgage insurance to manage the risks of their loan portfolios and to expand low-down-payment lending.

Competitive Strengths

        We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

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  Leading positions in diversified targeted markets.    We have established leading positions in our targeted markets. In our Protection segment, we are a leading provider of several core products including term life insurance and individual long-term care insurance in the U.S. and payment protection insurance in Europe. In our Retirement Income and Investments segment, we are the leading provider of income annuities. In our Mortgage Insurance segment, we have leading operations in the U.S., Canada, Australia, and the U.K. We believe our leading positions provide us with the scale necessary to compete effectively in these markets as they continue to grow. We also believe our strong presence in multiple markets provides balance to our business, reduces our exposure to adverse economic trends affecting any one market and provides stable cash flow to fund growth opportunities.

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  Product innovation and smart breadth.    We have a tradition of developing innovative financial products to serve the needs of our customers. For example, we were the first to introduce long-term care insurance plans that enable married couples to share long-term care insurance benefits. We also introduced the GE Retirement Answer®, a guaranteed income annuity product that mitigates a number of the risks that accompany traditional guaranteed minimum income benefits offered by many of our competitors. We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our smart breadth of products enable us to sustain strong relationships with our distributors. It also positions us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships, while at the same time providing distributors continued access to a breadth of products.

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  Extensive, multi-channel distribution network.    We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries, independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions, financial product design for affluent customers and technology solutions that support the distributors' sales efforts, and by pursuing joint business improvement efforts. For example, in our mortgage insurance business, our AU Central® Internet platform provides lenders real-time access to multiple automated underwriting systems at the point of sale, helping them to originate loans more easily and efficiently. We also offer a joint business improvement program (originally developed by GE), called "At the Customer For the Customer," or ACFC, through which we help our independent sales intermediaries increase sales and realize greater cost and operational efficiencies in their businesses. We believe programs such as AU Central® and ACFC have been favorably received by our distributors and helped to differentiate us from our competitors.

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  Technology-enhanced, scalable, low-cost operating platform.    We have pursued an aggressive approach to cost-management and continuous process improvement. We employ an extensive array of cost management disciplines, including aggressive integration efforts, forming dedicated teams to identify opportunities for cost reductions and the continuous improvement of business processes. This has enabled us to reduce our recurring operating expenses and provide funds for new growth and technology investments. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. These tools also make it easier for our customers and distributors to do business with us. For example, we recently introduced GENIUS®, a proprietary digital platform that automates our term life and long-term care insurance new business processing and improves the consistency and accuracy of our underwriting decisions. GENIUS® is designed to substantially shorten the cycle time from receipt-of-application to issuance-of-policy and significantly reduce our policy acquisition costs. In addition, we have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland.

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  Disciplined risk management with strong compliance practices.    Risk management and regulatory compliance are critical parts of our business, and we are recognized in the insurance industry for our excellence in these areas. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs. We have an experienced group of more than 130 professionals dedicated exclusively to our risk management processes. As part of GE, we have been able to develop and share best practices for risk management across GE's financial services businesses. These best practices include an in-force product review process, an early-warning system to identify emerging risks and leading-edge tools for investment risk assessment. We believe our disciplined risk management processes have enabled us to avoid a number of the pricing and product design pitfalls that have affected other participants in the insurance industry. For example, we have not offered a traditional guaranteed minimum income benefit with our variable annuities as offered by many of our competitors because we concluded the exposures inherent in these benefits exceed our permissible risk tolerance. In our mortgage insurance business, we have substantially limited our exposure to the riskier portions of the bulk and sub-prime mortgage insurance market. We take a similar disciplined approach to legal and regulatory compliance and have approximately 200 professionals dedicated to these matters. Throughout our company we instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations. In recognition of this commitment, we have received the American Council of Life Insurers' Integrity First Award for compliance in both 2001 and 2002.

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  Strong balance sheet and high-quality investment portfolio.    We believe our size, ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $59.8 billion of investment securities, as of December 31, 2003, on a pro forma basis. More than 93% of our fixed maturities had ratings equivalent to investment-

    grade, and less than 1% of our total investment portfolio consisted of equity securities, as of December 31, 2003, on a pro forma basis. We also actively manage the relationship between our investment assets and our insurance liabilities. Our prudent approach to managing our balance sheet reflects our commitment to maintaining financial strength.

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  Experienced and deep management team.    Our senior management team has an average of approximately 17 years of experience in the financial services industry. We have adopted GE's recognized practices for successfully developing managerial talent at all levels of our organization and have instilled a performance- and execution-oriented corporate culture that we will continue to foster as an independent company.

Growth Strategies

        Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

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  Capitalize on attractive growth trends in three key markets.    We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in three key markets:

    Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.4 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement (according to SRI Consulting Business Intelligence). Our products are designed to enable the growing retired population to convert their invested assets into reliable retirement income.

    Protection, particularly long-term care insurance, where we believe growth will be driven by the increasing protection needs of the expanding aging population and a shifting of the burden for funding these needs to individuals from governments and employers. For example, according to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

    International mortgage insurance, where we continue to see attractive growth opportunities with the expansion of homeownership and low-down-payment loans. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 46% for the three years ended December 31, 2003. Our international mortgage insurance operations had net earnings of $144 million for the year ended December 31, 2003, or 39% of the total net earnings of our Mortgage Insurance segment.

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  Further strengthen and extend our distribution channels.    We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

    Product and service innovations, as illustrated by new product introductions, such as the introduction in 2002 of our GE Retirement Answer® and our introduction of innovative private mortgage insurance products in the European market, which we believe have been well received by customers and have generated new distribution relationships for us. Our service innovations include programs such as our policyholder wellness initiatives in our long-term care insurance business and our AU Central® Internet platform in our mortgage insurance business.

    Collaborative approach to key distributors, which includes a joint business improvement program (originally developed by GE), called "At the Customer, For the Customer," or ACFC, and our platinum customer service desks, which have benefited our distributors and helped strengthen our relationships with them.

    Technology initiatives, such as our GENIUS® underwriting system, which makes it easier for distributors to do business with us, improves our term life and long-term care insurance underwriting speed and accuracy, and lowers our operating costs.

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  Enhance returns on capital and increase margins.    We believe we will be able to enhance our returns on capital and increase our margins through the following:

    Rigorous product pricing and return discipline.    We intend to maintain strict product pricing disciplines that are designed to achieve our target returns on capital. Over the past two years, we introduced restructured pricing on newly issued policies in a number of product lines in each of our operating segments, which we believe will increase our expected returns on new business. In addition, we exited products that were not achieving our target returns. We expect our returns on capital to improve as the benefits of these actions emerge over time and as we continue our focus on maintaining target returns in the future.

    Capital efficiency enhancements.    We continually seek opportunities to use our capital more efficiently to support our business, while maintaining our ratings and strong capital position. For example, in 2003, we took actions to reduce the statutory capital required to support most of our new term and universal life insurance policies. We expect these actions will enhance the returns on equity on these blocks of business over time. In addition, we expect that the returns for our U.S. mortgage insurance business will increase as a result of our 2003 decision to reduce excess capital at our mortgage insurance subsidiaries by operating at an "AA/Aa2" rating level.

    Investment income enhancements.    As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments in our bond portfolio, fund consolidations and restructurings in our business and provide current income. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. As a result of this strategy, we expect the yield on our investment portfolio to stabilize, with the potential for increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

    Ongoing operating cost reductions and efficiencies.    We will continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated teams to identify opportunities for cost reductions and investing in new technology, particularly for web-based, digital end-to-end processes.

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  Pursue acquisitions opportunistically.    We intend to continue to complement our core growth strategy through selective acquisitions designed to enhance our earnings and returns, the breadth of our product portfolio, or our distribution reach. We have successfully completed the acquisition and integration of 13 key businesses since 1993. As a public company, we will have direct access to capital markets, which we believe will enable us to raise external capital in an efficient manner to facilitate selective acquisitions.

Protection

        Through our Protection segment, we offer life insurance, long-term care insurance, European payment protection insurance and employment-based group life and health insurance. The following table sets forth, on an actual and pro forma basis, selected financial information regarding our Protection segment as of the dates and for the periods indicated:

				Pro forma
	Historical
				As of or for the year ended December 31,
	As of or for the years ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Net earned premiums
Life insurance	$698	$685	$711	$698
Long-term care insurance	1,775	1,543	1,433	1,568
European payment protection insurance	1,507	1,242	1,161	1,507
Group life and health insurance	608	618	610	608

Total net earned premiums	$4,588	$4,088	$3,915	$4,381

Revenues, net of reinsurance
Life insurance	$1,444	$1,432	$1,511	$1,444
Long-term care insurance	2,417	2,087	1,921	2,103
European payment protection insurance	1,615	1,372	1,303	1,615
Group life and health insurance	677	714	708	677

Total revenues, net of reinsurance	$6,153	$5,605	$5,443	$5,839

Segment net earnings
Life insurance	$211	$252	$287	$211
Long-term care insurance	171	164	159	165
European payment protection insurance	64	82	58	64
Group life and health insurance	41	56	34	41

Total segment net earnings	$487	$554	$538	$481

Assets
Life insurance	$11,742	$10,710	$10,218	$11,742
Long-term care insurance	11,757	10,711	8,651	11,279
European payment protection insurance	4,074	3,866	4,108	4,074
Group life and health insurance	1,681	1,817	1,670	1,681

Total assets	$29,254	$27,104	$24,647	$28,776

  Life insurance

  Overview

        Life insurance provides protection against financial hardship after the death of an insured by providing cash payments to the beneficiaries of the policyholder. According to the American Council of Life Insurers, sales of new life insurance coverage in the U.S. were $2.9 trillion in 2002, and total life insurance coverage in the U.S. was $16.3 trillion as of December 31, 2002. Excluding variable life insurance, the sales of which have been adversely affected by recent stock market volatility, annualized premiums for life insurance increased by an average of 9.1% per year from 1999 to 2002, according to LIMRA International.

        Our principal life insurance product is term life, which provides life insurance coverage with guaranteed level premiums for a specified period of time with little or no buildup of cash value that is payable upon lapse of the coverage. We have been a leading provider of term life insurance for more than two decades, and, in 2003, we were the sixth-largest provider of term life insurance in the U.S., based upon gross written premiums, according to LIMRA International, and we believe we are a leading provider of term life insurance through brokerage general agencies in the U.S. In addition to term life insurance, we offer universal life insurance products, which are designed to provide protection for the entire life of the insured and may include a buildup of cash value that can be used to meet the policyholder's particular financial needs during his lifetime. Our life insurance business also includes a closed block of whole life insurance that is in run-off. Whole life insurance offers the beneficiary benefits in the event of the insured's death for his entire life, provided premiums have been paid when due. Whole life insurance also allows for the buildup of cash value but has no investment feature.

        We price our insurance policies based primarily upon our own historical experience in the risk categories that we target. Our pricing strategy is to target individuals in preferred risk categories and offer them attractive products at competitive prices. Preferred risks include healthier individuals who generally have family histories that do not present increased mortality risk. As of December 31, 2003, approximately 82% of our in-force life insurance policies covered individuals in preferred risk categories. We also have significant expertise in evaluating people with health problems and offer appropriately priced coverage for people who meet our underwriting criteria. Our mortality experience generally has compared favorably to the assumptions we have used in pricing our products, and we believe this is indicative of the quality of our underwriting decision-making. In addition, the persistency of our policies also has compared favorably to our pricing assumptions.

        We have been able to improve our returns on equity on new business by implementing pricing, reinsurance and capital management actions in response to Regulation XXX, which requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. Virtually all our newly issued term and universal life insurance business is now affected by Regulation XXX.

        We offer our life insurance products primarily through an extensive network of independent brokerage general agencies located throughout the U.S. We also offer our life insurance products through affluent market producer groups, financial intermediaries and dedicated sales specialists. We believe there are opportunities to expand our sales through each of these distribution channels.

        The following table sets forth selected financial information regarding our life insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Term life insurance
Net earned premiums	$664	$635	$661
Annualized first-year premiums(1)	106	138	105
Revenues, net of reinsurance	747	720	753
Future policy benefits/policy account balances, net of reinsurance	634	567	559
Life insurance in force, net of reinsurance (face amount)	296,942	263,622	278,720
Life insurance in force, before reinsurance (face amount)	457,738	416,305	375,244
Universal and whole life insurance
Net earned premiums and deposits	402	406	412
Annualized first-year deposits(1)	57	57	41
Revenues, net of reinsurance	697	712	758
Future policy benefits/policy account balances, net of reinsurance	4,509	4,439	4,393
Life insurance in force, net of reinsurance (face amount)	43,726	44,663	45,721
Life insurance in force, before reinsurance (face amount)	53,074	54,587	54,228
Total life insurance(2)
Net earned premiums and deposits	1,066	1,041	1,073
Annualized first-year premiums(1)	106	138	105
Annualized first-year deposits(1)	57	57	41
Revenues, net of reinsurance	1,444	1,432	1,511
Future policy benefits/policy account balances, net of reinsurance	5,143	5,006	4,952
Life insurance in force, net of reinsurance (face amount)	340,668	308,285	324,441
Life insurance in force, before reinsurance (face amount)	510,812	470,892	429,472

(1)
Annualized first-year premiums for term life insurance and deposits for universal life insurance reflect the amount of business we generated during each period shown and do not include renewal premiums or deposits on policies written during prior periods. We consider annualized first-year premiums and deposits to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

(2)
Excludes life insurance written through our group life and health insurance business, a corporate-owned life insurance run-off block managed by our long-term care insurance business and variable life insurance written through our Retirement Income and Investments segment.

  Products

  Term life insurance

        Our term life insurance policies provide a death benefit if the insured dies while the coverage is in force. Term life policies lapse with little or no required payment by us at the end of the coverage period if the insured is still alive. We also offer policyholders the right to convert most of our term insurance policies to specified universal or variable universal life insurance policies issued by us. We seek to reduce the mortality risk associated with conversion by restricting its availability to certain ages and by limiting the period during which the conversion option can be exercised.

        Our primary term life insurance products have guaranteed level premiums for initial terms of 5, 10, 15, 20 or 30 years. In addition, our 5-year products offer, at the end of the initial term, a second 5-year term of level premiums, which may or may not be guaranteed. After the guaranteed period expires, premiums increase annually and the policyholder has the option to continue under the current policy by paying the increased premiums without demonstrating insurability or qualifying for a new policy by submitting again to the underwriting process. Coverage continues until the insured reaches the policy expiration age or the policyholder ceases to make premium payments or otherwise terminates the policy, including potentially converting to a permanent plan of insurance. The termination of coverage is called a lapse. For newer policies, we seek to reduce lapses at the end of the guaranteed period by gradually grading premiums to the attained age scale of the insured over the five years following the guaranteed period. After this phase-in period, premiums continue to increase as the insured ages.

  Universal life insurance

        Our universal life insurance policies provide policyholders with lifetime death benefit coverage, the ability to accumulate assets on a flexible, tax-deferred basis, and the option to access the cash value of the policy through a policy loan, partial withdrawal or full surrender. Our universal life products allow policyholders to adjust the timing and amount of premium payments. We credit premiums paid, less certain expenses, to the policyholder's account and from that account deduct regular expense charges and certain risk charges, known as cost of insurance, which generally increase from year to year as the insured ages. Our universal life insurance policies accumulate cash value that we pay to the insured when the policy lapses or is surrendered. Most of our universal life policies also include provisions for surrender charges for early termination and partial withdrawals. As of December 31, 2003, 54% of our in-force block of universal life insurance was subject to surrender charges. We also sell joint, second-to-die policies that are typically used for estate planning purposes. These policies insure two lives rather than one, with the policy proceeds paid after the death of both insured individuals.

        We credit interest on policyholder account balances at a rate determined by us, but not less than a contractually guaranteed minimum. Our in-force universal life insurance policies generally have minimum guaranteed crediting rates ranging from 4.0% to 6.0% for the life of the policy, with a majority of those products currently crediting rates between 4.0% and 5.5%. The most frequent minimum guaranteed crediting rate as of December 31, 2003 was 4%. With interest rates currently at or near historical lows, we are seeking regulatory authorization to reduce our minimum guaranteed crediting rates for new policies.

  Underwriting and pricing

        We believe that effective underwriting and pricing are significant drivers of the profitability of our life insurance business, and we have established rigorous underwriting and pricing practices to maximize our profitability. We retain most of the risk we currently underwrite (89% in the second half of 2003), thereby minimizing the premiums ceded to reinsurers. Our retention policy is to reinsure all risks in excess of $1 million per life, and the reinsured amount is generally based on the policy amount at the time of issue. We set pricing assumptions for expected claims, lapses, investment returns, expenses and customer demographics based on our own relevant experience and other factors. Our strategy is to price our products competitively for our target risk categories and not, necessarily, to be equally competitive in all categories.

        Our current underwriting guidelines place each insurable life insurance applicant in one of eight primary risk categories, depending upon current health, medical history and other factors. Each of these eight categories has specific health criteria, including the applicant's history of using nicotine products. We consider each life insurance application individually and apply our guidelines to place each applicant in the appropriate risk category, regardless of face value or net amount at risk. We may decline an applicant's request for coverage if his health or lifestyle assessment is unacceptable to us. We do not delegate underwriting decisions to independent sales intermediaries or to our dedicated sales specialists. Instead, all underwriting decisions are made by our own underwriting personnel or by our automated underwriting system. We often share information with our reinsurers to gain their insights on potential mortality and underwriting risks and to benefit from their broad expertise. We use the information we obtain from the reinsurers to help us develop effective strategies to manage those risks.

        We use independent laboratories to analyze blood and urine samples from applicants and to report their findings to us using standard laboratory techniques and metrics. For applicants of certain ages and for policies with higher face amounts, we collect and evaluate other medical information, such as EKGs and treadmill tests. We ask for comprehensive medical reports on an applicant when we believe existing medical risk factors make it appropriate to do so. We also actively monitor emerging medical technologies and diagnostic indicators, and we incorporate those in our underwriting process based on cost-effectiveness and market acceptance. We believe our monitoring and evaluation process facilitates more effective underwriting decisions and thereby improves our mortality performance.

        A key part of our life insurance underwriting program is the streamlined, technology-enhanced process called GENIUS®, which automates new business processing for term life insurance. With this proprietary digital platform, our automated systems are capable of making up to 50% of our underwriting decisions. GENIUS® is designed to significantly shorten the cycle time from receipt-of-application to issuance-of-policy and to reduce our policy acquisition costs. GENIUS® also improves the consistency and accuracy of our underwriting decisions by reducing information and decision-making variation.

  Long-term care insurance

  Overview

        We offer individual long-term care insurance products that provide protection against the high and escalating costs of long-term health care provided in the insured's home and in assisted living and nursing facilities. Insureds become eligible for benefits when they are incapable of performing certain activities of daily living or when they become cognitively impaired. In contrast to health insurance, long-term care insurance provides coverage for skilled and custodial care provided outside of a hospital. The typical claim covers a duration of care of 3 to 24 months.

        We were the leading provider of individual long-term care insurance in 2003, according to LIMRA International, based upon number of policies sold and annualized first-year premiums. We established ourselves as a pioneer in long-term care insurance almost 30 years ago. Since that time, we have accumulated extensive pricing and claims experience, which we believe is the most comprehensive in the industry and has enabled us to build what we believe is the largest actuarial database in the industry. We believe our experience gives us a deep understanding of what is required for long term, consistent success and has enabled us to develop a disciplined growth strategy built on a foundation of strong risk management, product innovation and a diversified distribution strategy.

        Total individual long-term care insurance premiums for in-force policies in the U.S. increased from approximately $2.4 billion in 1997 to $6.6 billion in 2003, according to LIMRA International, representing a compound annual growth rate of 18.4%. We believe the long-term care insurance market will continue to expand over time as the result of aging demographics, increasing medical costs, the lack of alternate sources to cover these costs (such as Medicare) and increasing public awareness of the need for long-term care insurance. According to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

        Given the relatively low penetration rate for long-term care insurance, we expect that sales of this product will increase with the growing public awareness of the discrepancy between long-term care costs and Medicare and other public benefits. As the leading provider of individual long-term care insurance, we have made significant investments to further the education and awareness of the benefits of long-term care insurance. Examples of these investments include the national sponsorship of the Alzheimer's Association annual Memory Walk, the creation of a national long-term care awareness day, and free access to our Center for Financial Learning website.

        Our rigorous focus on risk management in long-term care insurance is a key part of our disciplined growth strategy and we believe it has differentiated us from our competitors. This focus includes strong pricing disciplines, intelligent product positioning, experienced-based underwriting, sound claims adjudication, disciplined asset-liability management and extensive in-force monitoring processes. Our critical product pricing assumptions such as lapse rates, investment yields, mortality and morbidity are based upon 30 years of experience. As part of our approach to product pricing we stress test all our morbidity and other pricing assumptions through stochastic modeling. Our products are positioned to be particularly attractive to certain segments of the population, based on age and marital status, where we see consistent, favorable claims experience. Our extensive pricing and claims experience and databases enable us to perform in depth analysis so that we can respond to emerging experience and execute product pricing strategies to achieve target returns. We have comprehensive underwriting processes including an experienced team of underwriters, the use of field underwriting procedures that leverage our 1,800 long term care sales specialists, and advanced analytics and technology to improve our risk assessment and operating efficiency. We believe we have one of the largest and most experienced claims organizations in the industry. Our claims adjudication process includes a pre-eligibility assessment by an experienced health professional to establish preliminary claims eligibility, followed by an on-site assessment and care coordination phase to validate eligibility and to design an appropriate plan of care. To mitigate exposure to interest rate risk, including interest rate risk on the investment of in-force premiums, we execute investment and hedging strategies designed to closely match the duration of assets and liabilities related to our long-term care policies. Finally, our in-force monitoring processes include on-going evaluations of product performance, external validation of risks and various simulation tests including stochastic modeling.

        Throughout our history, we have consistently been a leader in product innovation. We were one of the first long-term care insurers to offer home care coverages and the first to offer shared plan coverage for married couples. We developed these innovations based upon our risk analytics and in response to policyholder needs and emerging claims experience. Our most recent innovations have included our policyholder wellness initiatives that are designed to improve the overall health of our policyholders. These initiatives provide valuable services to our policyholders, reduce claims expenses and differentiate us from our competitors.

        We have a network of diversified sales channels for our long-term care insurance products and services, including a dedicated sales team of approximately 1,800 specialists that accounted for 57% of our annualized first-year premiums in the year ended December 31, 2003. The balance of our new business comes from various other distribution relationships with financial intermediaries, independent producers and other affinity programs. More than 300 dedicated associates support these diversified distribution channels.

        The following table sets forth, on an actual and pro forma basis, selected financial information regarding our long-term care insurance business, which includes long-term care insurance, Medicare supplement insurance, as well as several run-off blocks of accident and health insurance and corporate-owned life insurance, as of the dates and for the periods indicated:

	Historical			Pro forma
	As of or for the years ended December 31,			As of or for the year ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Net earned premiums	$1,775	$1,543	$1,433	$1,568
Annualized first-year premiums(1)	240	257	255	240
Revenues, net of reinsurance	2,417	2,087	1,921	2,103
Reserves	8,907	7,606	6,473	8,926

(1)
Annualized first-year premiums reflect the amount of business we generated during each period shown and do not include renewal premiums on policies written during prior periods. We consider annualized first-year premiums to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

  Products

        Our principal product is individual long-term care insurance. Prior to the mid-1990s, we issued primarily indemnity policies, which provide for fixed daily amounts for long-term care benefits. Since the mid-1990s, we have offered primarily reimbursement policies, which provide for reimbursement of documented expenses for nursing home, assisted living facilities or home care expenses. As of December 31, 2003, our in-force policies consisted of approximately 84% reimbursement policies and 16% indemnity policies, measured on a pro forma premium-weighted basis. Reimbursement policies permit us to review individual claims expenses and, therefore, provide greater control over claims cost management than indemnity policies.

        Our current long-term care insurance product offerings include a comprehensive coverage product that includes features such as no elimination period for home-care benefits, international coverage and a choice between monthly maximum expense limits and daily limits. We also offer a lower-priced alternative that allows customization of individual benefit plans, including an option that provides reimbursement for 50% of home-care benefits.

        Our products provide customers with a choice of a maximum period of coverage from two years to ten years, as well as lifetime coverage. Our current products also provide customers with different choices for the maximum reimbursement limit for their policy, with $100 to $150 per day being the most common choices nationwide. Our new policies can be purchased with a benefit increase option that provides for increases in the maximum reimbursement limit at a fixed rate of 5% per year, which helps to mitigate customers' exposure to increasing long-term care costs. Many long-term care insurance policies sold in the industry have a feature referred to as an elimination period that is a minimum period of time that an insured must incur the direct cost of care before becoming eligible for policy benefits. Although many of our new policies have no elimination period for home care coverage, the majority of our new policies do have an elimination period for care provided in assisted living and nursing facilities. All of these product features allow customers to tailor their coverage to meet their specific requirements and allow us to price our products with better predictability regarding future claim costs.

        We sell our long-term care insurance policies on a guaranteed renewable basis, which means that we are required to renew the policies each year as long as the premium is paid. The terms of all our long-term care insurance policies permit us to increase premiums during the premium-paying period if appropriate in light of our experience with a relevant group of policies, although historically it has been our practice not to do so. We may increase premiums on a group of policies in response to those policies' performance, subject to the receipt of regulatory approvals. However, we may not increase premiums due to changes in an individual's health status or age.

        In addition to our individual long-term care insurance products, we also offer a group long-term care insurance program for GE employees in the U.S. This group program currently consists of approximately 40,000 long-term care insurance policies and accounted for approximately $24 million of premiums for the year ended December 31, 2003.

        We also offer Medicare supplement insurance that provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits. Medicare supplement insurance often appeals to a similar sector of the population as long-term care insurance, and we believe we will be able to use our marketing and distribution strengths for long-term care insurance products to increase sales of Medicare supplement insurance.

        The financial results of our long-term care insurance business also include the results of our Medicare supplement insurance product and several small run-off blocks of accident and health insurance products and corporate-owned life insurance. We believe that these blocks of business do not have a material effect on the results of our long-term care insurance business.

        Prior to the completion of this offering, we will reinsure a block of our in-force long-term care insurance business with UFLIC, and we will assume a small in-force block of Medicare supplement insurance from UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Underwriting and pricing

        We employ extensive medical underwriting policies and procedures to assess and quantify risks before we issue our long-term care insurance policies. For individual long-term care products, we use underwriting criteria that are similar to, but separate from, those we use in underwriting life insurance products. Depending upon an applicant's age and health status, we use a variety of underwriting information sources to determine morbidity risk, or the probability that an insured will be unable to perform activities of daily living or suffer cognitive impairment, and eligibility for insurance. The process entails a comprehensive application that requests health, prescription drug and lifestyle- and activity-related information. Higher-risk applicants are also required to participate in an assessment process by telephone or in person. A critical element of this assessment process is a cognitive exam to identify early cognitive impairments. In addition, an experienced long-term care insurance underwriter conducts a comprehensive review of the application, the results of the assessment process and, in many cases, complete medical records from the applicant's physicians.

        To streamline the underwriting process and improve the accuracy and consistency of our underwriting decisions, we implemented the GENIUS® automated underwriting technology in our long-term care insurance business beginning in January 2003. We currently process approximately 25% of our long-term care insurance applications through GENIUS®, and we expect to introduce further enhancements in 2004 that will increase the use of GENIUS® in processing our long-term care insurance applications.

        We believe we have one of the largest and most experienced long-term care insurance claims management operations in the industry. Our claims adjudication process includes, with respect to newer policies, a pre-claim assessment by an experienced health professional who establishes preliminary claims eligibility, followed by an on-site assessment and care coordination phase to validate eligibility and to work with the customer in determining an appropriate plan of care. Continued claims eligibility is verified through an ongoing eligibility assessment for existing claimants. We will continue to make investments in new processes and technologies that will improve the efficiency and effectiveness of our long-term care insurance expense tracking and claims decision-making process.

        The overall profitability of our long-term care insurance policies depends to a large extent on the degree to which our claims experience, morbidity and mortality experience, lapse rates and investment yields match our pricing assumptions. We believe we have the largest actuarial database in the industry, derived from almost 30 years of experience in offering long-term care insurance products. This database has provided substantial claims experience and statistics regarding morbidity risk, which has helped us to develop a sophisticated pricing methodology tailored to segmented risk categories, depending upon marital status, medical history and other factors. We continually monitor trends and developments that may affect the risk, pricing and profitability of our long-term care insurance products and adjust our new product pricing and other terms as appropriate. We also work with a Medical Advisory Board, composed of independent experts from the medical and nursing care industries, that provides insights on emerging morbidity and medical trends, enabling us to be more proactive in our risk segmentation, pricing and product development strategies.

  European payment protection insurance

  Overview

        We provide payment protection insurance to customers throughout Europe. Payment protection insurance helps consumers meet their payment obligations on outstanding financial commitments, such as mortgages, personal loans or credit cards, in the event of a misfortune such as illness, involuntary unemployment, temporary incapacity, permanent disability or death. We currently offer payment protection insurance in the U.K., where we have offered the product for more than 30 years, and in 12 other European markets, including Denmark, Finland, France, Germany, Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

        Finaccord, an industry research firm, estimates that, in 2002, gross written premiums for payment protection insurance with an involuntary unemployment, temporary incapacity, permanent disability or death element were approximately €25.7 billion in the U.K. and the six other European countries it reviewed. Between 1998 to 2002, Finaccord estimates that the average annual growth rates in these seven countries were approximately 10% for retail lending balances and 16.9% for mortgage loans. The U.K. is the largest and most mature market compared to the Republic of Ireland and countries in Continental Europe. Although recent growth rates and margins have varied throughout Continental Europe, they are generally significantly higher than in the U.K.

        We distribute our payment protection products primarily through financial institutions, such as major European banks, which offer our insurance products in connection with underlying loans or other financial products they sell to their customers. Under these arrangements, the distributors typically take responsibility for branding and marketing the products, allowing us to take advantage of their distribution capabilities, while we take responsibility for pricing, underwriting and claims payment. As of December 31, 2003, we had arrangements with approximately 87 distributors, including 63 outside the U.K.

        We continue to implement innovative methods for distributing our payment protection insurance products, including using web-based tools that provide our distributors with a cost-effective means of applying and selling our products in combination with a broad range of underlying financial products. We believe these innovative methods also will make it easier to establish arrangements with new distributors.

        During the year ended December 31, 2003, we entered into 31 new arrangements with financial institutions in Continental Europe and the Republic of Ireland and one new arrangement in the U.K. As we enter into new arrangements and as existing arrangements become due for renewal, we are focused on maintaining a disciplined approach to growth, with an emphasis on arrangements that achieve our targeted returns on capital and increase our operating earnings.

        For a description of the arrangements pursuant to which we will acquire the European payment protection business from affiliates of GE, see "Arrangements Between GE and Our Company—European Payment Protection Insurance Business Arrangements."

  Products

        Our principal product is payment protection insurance, which can support any loan, credit agreement or other financial commitment. Depending upon the type of financial product or commitment, our policies may cover all or a portion of the policyholder's obligation or may cover monthly payments for a fixed period of time. We are able to customize the circumstances under which benefits are paid from among the range of events that can prevent policyholders from meeting their payment obligations. In the event of a policyholder's illness, involuntary unemployment or other temporary inability to work, we cover monthly payment obligations until the policyholder is able to return to work, usually subject to a maximum period of 24 months. In the event of a policyholder's death or permanent disability, we typically repay the entire covered obligation.

        In addition to payment protection insurance, we offer related consumer protection products, primarily in the U.K., including:

  •
  Personal accident insurance, which provides a lump-sum benefit in the event that the policyholder sustains a temporary or permanent disability or death as the result of an accident;

  •
  Guaranteed asset protection, which, in the event of an automobile accident, covers any shortfall between the insured value of the vehicle and any outstanding balance under the related loan;

  •
  Purchase protection, which covers losses in the event that products purchased with a credit or debit card are lost, damaged or stolen within a specified period after purchase; and

  •
  Travel insurance, which provides benefits following certain events, such as trip cancellation, medical emergency or death, and the incurrence of legal expenses while traveling. We decided to discontinue this business as of January 1, 2004 because of unfavorable returns, although we will continue to write new consumer policies under our existing contracts with distributors until these contracts expire.

With the exception of our travel insurance arrangements, we will continue to evaluate opportunities to take advantage of our European operations and distribution infrastructure to offer these, and other consumer protection insurance products, more broadly throughout Europe.

        The following table sets forth selected financial information regarding our payment protection insurance and other related consumer protection insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Gross written premiums	$1,532	$1,548	$1,229
Net earned premiums	1,507	1,242	1,161
Total revenues, net of reinsurance	1,615	1,372	1,303
Losses and loss adjustment expenses	376	307	266
Reserves	2,425	2,342	1,949

        We work with our distributors to design and promote insurance products in ways that best complement their product strategies and risk profiles and to ensure that our products comply with all applicable consumer regulations. Through this close cooperation, we believe there are opportunities to increase the benefit of these arrangements by extending our payment protection insurance products across the full range of consumer finance products offered by our distributors. We are also working closely with our distributors to help them increase the percentage of their customers who purchase our protection insurance at the time they enter into a loan or financial commitment and reduce the percentage of customers who elect not to renew our policies upon expiration. Consumers generally pay premiums for our insurance to our distributors, who in turn forward these payments to us, typically net of commissions.

        The following table sets forth gross written premiums for payment protection insurance and other related consumer protection products, based upon the residence of the consumer (not the location of the distributor) for each of the periods indicated:

	Historical
	Years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Gross written premiums by region
U.K. and Republic of Ireland	$1,097	$1,231	$960
France	193	147	130
Nordic region(1)	136	104	76
Southern region(2)	76	43	47
Central region(3)	30	23	16

Total gross written premiums	$1,532	$1,548	$1,229

(1)
Finland, Sweden, Norway and Denmark.

(2)
Portugal, Spain and Italy.

(3)
Germany, Switzerland and The Netherlands.

        Our payment protection insurance business is concentrated with relatively few large distributors, and our top five distributors accounted for 64% of our gross written premiums during the year ended December 31, 2003, compared to 68% during the year ended December 31, 2002. Similarly, during the year ended December 31, 2003, the U.K. accounted for approximately 58% of our gross written premiums. Our top five U.K. distributors accounted for 52% of our total gross written premiums.

        For the years ended December 31, 2003 and 2002, GE's consumer finance division and other related GE entities accounted for 19% and 14% of our European payment protection insurance gross written premiums, respectively. Prior to the completion of this offering, we will enter into a five-year agreement, subject to certain early termination provisions, that extends our relationship with GE's consumer finance division and provides us with the right to be the exclusive provider of payment protection insurance in Europe for GE's consumer finance operations in jurisdictions where we offer these products.

        Consistent with our focus on disciplined growth and returns on capital, as we enter into new arrangements and review existing arrangements with distributors, we will seek to manage these arrangements and deploy capital where we believe we can achieve the highest returns while strengthening our client relationships. In some cases, particularly in the U.K., we have arrangements in place that account for significant revenue without a corresponding benefit to returns on capital. As these arrangements come up for renewal, we intend to reprice these arrangements more favorably, or if this is not possible for competitive or other reasons, in most cases we will not renew them. For example, we did not renew arrangements with our largest distributor (as measured by gross written premiums), a large U.K. bank, which accounted for 25% of gross written premiums during the year ended December 31, 2003, when these arrangements expired at the end of 2003. Although we expect our revenue to decline significantly over the next few years as existing policies from these less profitable arrangements begin to run off, we believe this will not have a material impact on our operating earnings and will have a favorable effect on our returns as capital is released and redeployed into markets with potential for higher growth and returns.

        We are continuing to diversify and expand our base of distributors. We are also exploring growth opportunities in Central and Eastern Europe, which we believe will be increasingly receptive to payment protection insurance as consumer lending further develops in those markets. In addition, we believe the accession of additional countries to the European Union will facilitate our entry into those markets.

  Underwriting and pricing

        We have more than 30 years of experience in underwriting payment protection insurance. Consistent with market practices, our payment protection insurance currently is underwritten and priced on a program basis, by type of product and by distributor, rather than on the basis of the characteristics of the individual policyholder. In setting prices, we take into account the underlying obligation, the particular product features and the average customer profile of the distributor (including data such as customer age, gender and occupation). We also consider morbidity and mortality rates, lapse rates and investment yields in pricing our products. We believe our experience in underwriting allows us to provide competitive pricing to distributors and generate targeted returns and profits for our business.

  Group life and health insurance

  Overview

        We offer a full range of employment-based benefit products and services to employers with fewer than 1,000 employees, as well as select groups within larger companies that require highly customized benefit plans. We refer to our group life and health insurance business as the Employee Benefits Group. This group's products include group non-medical insurance products, such as dental, vision, life and disability insurance; group medical insurance products, such as stop loss insurance and fully insured medical; and individual voluntary products. We use an independent network of approximately 5,000 licensed group life and health insurance brokers and agents, supported by our nationwide sales force of approximately 100 employees, to distribute our group life and health insurance products. Individual voluntary products are sold through employers and other worksite-based groups using a network of independent insurance producers. As of December 31, 2003, our Employee Benefits Group provided employment-based benefit products and services to more than 29,000 organizations, including approximately 2.2 million plan participants.

        Many of the employers in our target market do not have large human resource departments with individuals devoted to benefit design, administration and budgeting. As a result, we work closely with independent group benefit brokers and the end customer or employer to design benefit plans to meet the employer's particular requirements. Our customers are small and mid-size employers that require knowledgeable independent group benefit brokers and insurance company representatives to understand their individual financial needs and employee profiles and to structure benefit plans that are appropriate for their particular size, geographical markets and resources. We believe our extensive experience and expertise in group life and health insurance products provide us with opportunities to foster close broker relationships and to assist employers in designing benefit plans, as well as selling traditional insurance products.

        The following table sets forth selected financial information regarding our group life and health insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Net earned premiums
Group non-medical insurance	$393	$402	$440
Group medical insurance	179	178	136
Individual voluntary products	36	38	34

Total net earned premiums	$608	$618	$610

Annualized first-year premiums(1)
Group non-medical insurance	$95	$93	$79
Group medical insurance	35	58	57
Individual voluntary products	14	17	13

Total annualized first-year premiums	$144	$168	$149

Revenues, net of reinsurance
Group non-medical insurance	$428	$448	$491
Group medical insurance	210	224	179
Individual voluntary products	39	42	38

Total revenues, net of reinsurance	$677	$714	$708

Reserves
Group non-medical insurance	$1,034	$1,036	$1,021
Group medical insurance	62	72	64
Individual voluntary products	40	39	38

Total reserves	$1,136	$1,147	$1,123

Coverages(2)
Group non-medical insurance	40,802	41,234	40,689
Group medical insurance	1,517	1,823	1,745
Individual voluntary products	3,446	3,320	3,531

(1)
Annualized first-year premiums reflect the amount of business we generated during each period shown and do not include renewal premiums on policies written during prior periods. We consider annualized first-year premiums to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

(2)
"Coverages" refers to covered groups within a line of coverage. A "covered group" consists of all the employees of a covered company or a select group of employees within a company. A covered group with multiple lines of coverage is counted separately for each line of coverage.

  Products

        We offer a full range of employee benefits products for the group, group voluntary and individual voluntary markets. We sell group benefits exclusively to employers, which pay all or most of the applicable premiums. We sell group voluntary and individual voluntary benefits through employers to employees, who generally pay all or most of the premiums through payroll deductions. Coverage in both group and group voluntary benefits generally ceases upon the termination of employment, whereas coverage in individual voluntary benefits continues after the termination of employment. Voluntary benefit products enable an employer to expand its available employee benefits without adding to the company's costs. As a result, these programs allow employees to select benefit packages to meet their individual and family needs and budgets, generally at lower premiums than they would pay for comparable benefit packages assembled independently. Employers help to administer group and group voluntary benefits, and we administer individual voluntary benefits with little involvement from employers.

  Group non-medical insurance

        Our group non-medical insurance consists of dental and vision, life and disability insurance products.

        Dental and vision insurance.    Our group dental coverage provides benefits to insured employees and their eligible dependents for specified dental services. We also offer dental managed-care plans, which provide differentiated benefit levels depending upon whether the dental provider is a member of a nationwide network. Vision coverage generally is offered as a supplement to dental coverage.

        Life insurance.    Our group term life insurance product provides benefits in the event of an insured employee's death. The death benefit can be based upon an individual's earnings or occupation, or can be fixed at a set dollar amount. Our products also include optional accidental death and dismemberment coverage as a supplement to our term life insurance policies. This coverage provides benefits for an insured employee's loss of life, limb or sight as a result of accidental death or injury.

        Disability insurance.    Our group long-term disability coverage is designed to cover the risk of employee loss of income during prolonged periods of disability. Our group short-term disability coverage provides partial replacement of an insured employee's weekly earnings in the event of disability resulting from an injury or illness. Benefits can be a set dollar amount or based upon a percentage of earnings.

  Group medical insurance

        Our group medical insurance consists of stop loss insurance and fully insured medical.

        Stop loss insurance.    Our stop loss insurance coverage is written for employers that self-insure their employee medical benefits and covers the risk of higher-than-expected claims experience. Our coverage provides reimbursement for claims in excess of a predetermined level.

        We recently launched GE Health Manager™, which is an integrated self-funded medical benefits program that provides employers with stop-loss reinsurance coverage coupled with administrative services. GE Health Manager™ provides simplified on-line administration and effective claims management to employers in our target market. This integrated product provides us with the ability to analyze claims expenses and frequencies and suggest alternative premium structures and customized services to reduce employers' benefits costs.

        Fully insured medical.    Our group medical coverage provides benefits for insured employees and their dependents for hospital, surgical and ancillary medical expenses. We offer several types of plans with a wide range of plan features, such as indemnity plans, which contain deductibles and co-insurance payments, and preferred provider organization plans, or PPO plans, which reduce deductibles and co-insurance payments for medical services provided by members of a preferred provider network of healthcare providers.

        We have purchased excess-of-loss reinsurance coverage to limit our exposure to losses from our group medical insurance policies. This reinsurance covers losses in excess of specified amounts arising from individual claims, as well as aggregate claims from a single group. Our annualized first-year premiums for group medical coverage declined in recent years in part as a result of our decision to concentrate our fully-insured medical plans in limited segments of the employer market where we believe we can achieve our target returns.

  Individual voluntary products

        We offer individual voluntary life and health insurance and annuity contracts through worksite marketing programs in which our representatives visit employer premises and make presentations to employees. Our individual health coverage consists primarily of short-term disability benefits with benefit periods generally ranging from nine months to two years. Although the policies are sold in connection with a benefit package offered to company employees, each policyholder receives an individual policy, and coverage can continue after termination of employment if the policyholder continues to make premium payments.

  Underwriting and pricing

        Group insurance pricing is different from individual product pricing in that it reflects the group's claims experience, when appropriate. The risk characteristics of each group are reviewed at the time the policy is issued and each year thereafter, resulting in ongoing adjustments to the group's pricing. The key rating and underwriting criteria are the group's demographic composition, including the age, gender and family composition of the group's members, the industry of the group, geographic location, regional economic trends, plan design and the group's prior claims experience.

        We have a data warehouse that is integrated with all our claims processing systems. The data warehouse contains at least seven years of experience for each product that helps us predict future experience by modeling the impact of changes in current rates against historic claims. Our automated underwriting quotation and renewal systems efficiently process low-risk cases and identify high-risk cases for further underwriter review. We also have developed proprietary automated underwriting techniques that enhance the speed and accuracy of, and reduce variations in, our underwriting decision-making.

  Competition

        We face significant competition in all our Protection segment operations. Our competitors include other large and highly rated insurance carriers. Some of these competitors have greater resources than we do, and many of them offer similar products and use similar distribution channels. We also face competition in our life, long-term care and group insurance product lines for independent sales intermediaries and our dedicated sales specialists. This competition is based primarily upon product pricing and features, compensation and benefits structure and support services offered. We continuously provide technology upgrades and enhanced training, and we seek to improve service for our independent sales intermediaries and dedicated sales specialists.

        In our European payment protection insurance business, we are one of the few payment protection insurance providers with operations across Europe. Our competitors are divided into two broad groups: the large pan-European payment protection providers and local competitors, consisting principally of smaller national insurance companies. We also compete with captive insurers, particularly in the U.K., as our distributors increasingly consider the benefits of providing payment protection insurance directly to their customers.

Retirement Income and Investments

  Overview

        Through our Retirement Income and Investments segment, we offer fixed deferred, fixed immediate, and variable deferred annuities. We offer these products to a broad range of consumers, generally aged 45 and older, who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income during their retirement, and seek to protect against outliving their assets during retirement. According to LIMRA International, sales of individual annuities were $220 billion in 2002, the last year for which industry data regarding aggregate sales of individual annuities is available, compared to $185 billion in 2001. For the year ended December 31, 2003, based upon total premiums and deposits, we were the largest provider of income annuities in the U.S., according to LIMRA International.

        We offer fixed and variable deferred annuities, in which assets accumulate until the contract is surrendered, the contractholder dies or the contractholder begins receiving benefits under an annuity payout option, as well as retirement or fixed immediate annuities, in which payments begin within one year of issue and continue for a fixed period or for life. We believe our wide range of fixed annuity products has provided a stable source of asset growth during volatile equity and bond markets in recent years, and our variable annuity offerings continue to appeal to contractholders who wish to participate in returns linked to equity and bond markets. We also offer variable life insurance through our Retirement Income and Investments segment because this product provides investment features that are similar to our variable annuity products.

        In addition to our annuity and variable life insurance products, we also offer a number of specialty products, including guaranteed investment contracts, or GICs, funding agreements and structured settlements. We sell GICs to ERISA-qualified plans, such as pension and 401(k) plans, and we sell funding agreements to money market funds that are not ERISA-qualified and to other institutional investors. Our structured settlements provide an alternative to a lump sum settlement generally in a personal injury lawsuit and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant with benefits scheduled to be paid throughout a fixed period or for the life of the claimant. In addition, we offer private asset management services for affluent individual investors.

        We structure our annuity products through a rigorous pricing and underwriting process designed to achieve targeted returns based upon each product's risk profile and our expected rate of investment returns. We compete for sales of annuities through competitive pricing policies and innovative product design. For example, we recently introduced the GE Retirement Answer®, or GERA™, which is an annuity product that guarantees a minimum income stream to the contractholder at the end of an accumulation period, but avoids a number of the risks to the insurer that generally accompany traditional products with guaranteed minimum income benefits. We also expect to continue to differentiate ourselves through other innovative products, and we are developing a suite of additional retirement income products for launch in 2004.

        We offer our annuities and other investment products primarily through financial institutions and specialized brokers, as well as independent accountants and independent advisers associated with our captive broker dealer.

        The following table sets forth selected information regarding the products we offer through our Retirement Income and Investments segment as of the dates and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Spread-Based Retail Products
Fixed annuities
Account value net of reinsurance, beginning of period	$13,753	$11,965	$10,753
Deposits	1,069	2,663	2,434
Interest credited	603	606	552
Surrenders and benefits	(1,248)	(1,471)	(1,763)
Product charges	(11)	(10)	(11)

Account value net of reinsurance, end of period	$14,166	$13,753	$11,965

Income annuities
Account value net of reinsurance, beginning of period	$4,673	$4,002	$3,456
Net earned premiums and deposits	717	979	786
Interest credited	292	277	253
Surrenders and benefits	(650)	(562)	(471)
Product charges	(24)	(23)	(22)

Account value net of reinsurance, end of period	$5,008	$4,673	$4,002

Structured settlements(1)
Account value, beginning of period	$11,544	$11,098	$10,279
Net earned premiums and deposits	581	516	856
Interest credited	827	797	770
Surrenders and benefits	(912)	(847)	(778)
Product charges	(23)	(20)	(29)

Account value, end of period	$12,017	$11,544	$11,098

Total annualized first-year premiums from spread-based retail products(2)	$1,045	$991	$1,023
Total deposits on spread-based retail products(3)	1,322	3,167	3,053
Spread-Based Institutional Products
GICs and funding agreements
Account value, beginning of period	$10,274	$8,693	$5,800
Deposits (4)	3,702	3,862	4,228
Interest credited	296	230	315
Surrenders and benefits (4)	(4,745)	(2,511)	(1,650)

Account value, end of period	$9,527	$10,274	$8,693

Total deposits on spread-based institutional products(3)(4)	$3,702	$3,862	$4,228

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Fee-Based Products
Variable annuities(1)
Account value, beginning of period	$9,048	$10,168	$10,700
Deposits	2,102	1,667	2,309
Interest credited and investment performance	1,356	(1,091)	(1,530)
Surrenders and benefits	(1,483)	(1,571)	(1,172)
Product charges	(119)	(125)	(139)

Account value, end of period	$10,904	$9,048	$10,168

Variable life insurance
Deposits	$45	$47	$53
Future policy benefits/policy account balances, net of reinsurance	12	8	3
Separate account liability	269	220	255
Life insurance in force	3,630	3,628	3,476
Asset management
Revenues	32	40	—
Deposits(5)	760	650	—
Assets under management	2,395	1,762	1,836
Total deposits on fee-based products(3)	2,907	2,364	2,362

(1)
Prior to the completion of this offering, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force structured settlement contracts and substantially all of our in-force variable annuity contracts.

(2)
Represents annualized first-year premiums earned on spread-based income annuities and structured settlements with life contingencies. Annualized first-year premiums reflect the amount of business we generated during each period shown and do not include renewal premiums on policies written during prior periods. We consider annualized first-year premiums to be a measure of our operating performance because they represent a measure of new sales of insurance policies during a specified period, rather than a measure of our revenues or profitability during that period. This operating measure enables us to compare our operating performance across periods without regard to revenues or profitability related to policies sold in prior periods or from investments or other sources.

(3)
Represents deposits received on spread-based non-life-contingent products and on fee-based products. We consider deposits, like annualized first-year premiums, to be a measure of our operating performance because they represent a measure of additional investments by our customers during a specified period, rather than a measure of our revenues or profitability during that period.

(4)
"Surrenders and benefits" include contracts that have matured but are redeposited with our company and reflected as deposits. In the years ended December 31, 2003, 2002 and 2001, surrenders and benefits of spread-based institutional products included $1,675 million, $800 million and $485 million, respectively, that was redeposited and reflected under "Deposits."

(5)
Our clients own the assets deposited in our asset management products, and we receive a management fee based on the amount of assets under management.

        The following table sets forth, on an actual and pro forma basis, selected financial information regarding our Retirement Income and Investments segment as of the dates and for the periods indicated:

				Pro forma
	As of or for the years ended December 31,			As of or for the year ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Net earned premiums
Spread-based retail products	$1,045	$991	$1,023	$1,045
Spread-based institutional products	—	—	—	—
Fee-based products	—	—	—	—

Total net earned premiums	$1,045	$991	$1,023	$1,045

Revenues, net of reinsurance
Spread-based retail products	$3,111	$3,028	$2,992	$2,238
Spread-based institutional products	346	419	464	346
Fee-based products	324	309	265	123

Total revenues, net of reinsurance	$3,781	$3,756	$3,721	$2,707

Segment net earnings
Spread-based retail products	$109	$119	$164	$60
Spread-based institutional products	29	47	43	29
Fee-based products	13	20	8	4

Total segment net earnings	$151	$186	$215	$93

Assets
Spread-based retail products	$34,255	$33,493	$30,377	$32,112
Spread-based institutional products	9,346	10,175	9,129	9,346
Fee-based products	12,013	9,956	11,006	11,207

Total assets	$55,614	$53,624	$50,512	$52,665

  Products

  Spread-Based Retail Products

  Fixed annuities

        We offer fixed single premium deferred annuities, or SPDAs, which provide for a single premium payment at time of issue, an accumulation period and an annuity payout period at some future date. We also offer fixed annuities that permit additional deposits to be made into the contract after the time of issue. During the accumulation period, we credit the account value of the annuity with interest earned at an interest rate, called the crediting rate. The crediting rate is guaranteed initially for a period of one to seven years, at the contractholders' option, and thereafter is subject to change based upon competitive factors, prevailing market rates and product profitability. Each contract also has a minimum guaranteed crediting rate. Our fixed annuity contracts are funded by our general account, and the accrual of interest during the accumulation period is generally on a tax-deferred basis to the owner. The majority of our fixed annuity contractholders retain their contracts for 5 to 10 years. After the period specified in the annuity contract, the contractholder may elect to take the proceeds of the annuity as a single payment or over time.

        Our fixed annuity contracts permit the contractholder at any time during the accumulation period to withdraw all or part of the single premium paid, plus the amount credited to his account, subject to contract provisions such as surrender charges that vary depending upon the terms of the product. The contracts impose surrender charges that typically vary from 5.0% to 8.0% of the account value, starting in the year of deposit and decreasing to zero over a 5- to 9-year period. The contractholder also may withdraw annually up to 10% of the account value without penalty. Approximately $10.4 billion, or 73.8% of the total account value of our fixed annuities as of December 31, 2003, were subject to surrender charges.

        At least once each month, we set an interest crediting rate for newly issued fixed SPDAs and additional deposits. We maintain the initial crediting rate for a minimum period of one year or the guarantee period, whichever is longer. Thereafter, we may adjust the crediting rate no more frequently than once per year for any given deposit. Our in-force fixed annuity products generally have minimum guaranteed crediting rates ranging from 3.0% to 5.5% for the life of the contract, and currently we are crediting rates between 3.0% and 4.2% on a majority of those products. The most frequent minimum guaranteed crediting rate as of December 31, 2003 was 3.0%. We are in the process of filing new products with lower minimum guaranteed crediting rates and, as of December 31, 2003, we have received regulatory approval from 45 states. As a result, most of our recently issued annuity contracts have minimum guaranteed crediting rates between 1.5% and 3.0%. Minimum guaranteed rates will not change for our in-force contracts.

        Our earnings from fixed annuities are based upon the spread between the crediting rate on our fixed annuity contracts and the returns we earn on our investment of premiums in our general account.

  Income annuities

        We offer income annuities, also known in the industry as single premium immediate annuities, or SPIAs, which provide for a single premium at the time of issue and guarantee a series of payments beginning within one year of the issue date and continuing over a period of years.

        Our income annuities differ from deferred annuities in that they provide for contractually guaranteed payments that begin within one year of issue. Income annuities are not subject to surrender or borrowing by the contractholder, and therefore they provide us with the opportunity to match closely the underlying investment of the deposit received to the cash benefits to be paid under a policy and provide for an anticipated margin for expenses and profit, subject to credit, reinvestment and, in some cases, mortality risk.

        The two most common types of income annuities are the life-contingent annuity, which makes payments for the life of a contractholder, and the joint and survivor annuity, which continues to make payments to a second contractholder, such as a spouse, after the death of the contractholder. We also offer period certain annuities, which make payments for a minimum period from 5 to 20 years even if the contractholder dies within the term certain period. Income annuities typically are sold to contractholders approaching retirement. We anticipate higher sales of income annuities with the demographic shift toward more people reaching retirement age and focusing on their need for dependable retirement income.

  Structured settlements

        Structured settlement contracts provide an alternative to a lump-sum settlement, generally in a personal injury lawsuit, and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant. The structured settlements provide scheduled payments over a fixed period or, in the case of a life-contingent structured settlement, for the life of the claimant with a guaranteed minimum period of payments. These settlements offer tax-advantaged, long-range financial security to the injured party and facilitate claim settlement for the property and casualty insurance carrier. Structured settlement contracts are long-term in nature, guarantee a fixed benefit stream and generally do not permit surrender or borrowing against the amounts outstanding under the contract.

        Prior to the completion of this offering, GE Capital guaranteed some of our structured settlement contracts. After the completion of this offering, GE Capital will no longer guarantee any of our new structured settlement contracts.

        Prior to the completion of this offering, we will reinsure all of our in-force structured settlements business with UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions." We intend to continue to write structured settlements on a limited, opportunistic basis at targeted returns, capitalizing on our experience and relationships in this product which may result in decreased sales of structured settlements.

  Spread-Based Institutional Products

  Guaranteed investment contracts and funding agreements

        We offer guaranteed investment contracts, or GICs, and funding agreements, which are deposit-type products that pay a guaranteed return to the contractholder on specified dates. GICs are purchased by ERISA-qualified plans, including pension and 401(k) plans. Funding agreements are purchased by institutional accredited investors for various kinds of funds and accounts that are not ERISA-qualified. Purchasers of funding agreements include money market funds, bank common trust funds and other corporate and trust accounts and private investors in the U.S. and other countries.

        Substantially all our GICs allow for the payment of benefits at contract value to ERISA plan participants prior to contract maturity in the event of death, disability, retirement or change in investment election. We carefully underwrite these risks before issuing a GIC to a plan and historically have been able to effectively manage our exposure to these benefit payments. Our GICs typically credit interest at a fixed interest rate and have a fixed-maturity generally ranging from two to six years. Contractholders may terminate our GICs upon 90 days' notice, but subject to an adjustment to the contract value for changes in the level of interest rates from the time the GIC was issued.

        Our funding agreements generally credit interest on deposits at a floating rate tied to an external market index. To hedge our exposure to fluctuations in interest rates, we invest the proceeds backing floating-rate funding agreements in floating-rate assets. Some of our funding agreements are purchased by money market funds, bank common trust funds and other short-term investors. These funding agreements typically are renewed annually, and generally contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. GE Capital has agreed to guarantee our obligations under these funding agreements that were issued prior to November 18, 2003 and certain renewals with a final maturity on or before June 30, 2005. As of December 31, 2003, the aggregate amount outstanding of these funding agreements was approximately $2.9 billion, of which $2.4 billion had put option features, including $450 million with put option notice periods of 30 days or less, compared to an aggregate of $3.7 billion as of December 31, 2002. We issue the remainder of our funding agreements to trust accounts to back medium-term notes purchased by investors. These funding agreements contain no early termination provisions and typically are issued for terms of one to seven years. As of December 31, 2003, the aggregate amount of these type of funding agreements was $3.0 billion, compared to $3.1 billion as of December 31, 2002.

        In addition to the GICs that we offer, effective as of January 1, 2004, we entered into three agreements with affiliates of GE to manage a pool of municipal guaranteed investment contracts issued by those affiliates. Pursuant to these agreements, we will originate GIC liabilities and advise the GE affiliates regarding the investment, administration and management of their assets that support those liabilities. Under two of those agreements, we will receive an administration fee of 0.165% per annum of the maximum program size for those GE affiliates, which was an aggregate of $15.0 billion as of December 31, 2003. The agreements also provide for termination fees in the event of early termination at the option of either affiliate. Under a third agreement with another affiliate, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by this affiliate after January 1, 2003, which was $912 million as of December 31, 2003. The fee we will receive on the contracts issued by that affiliate before January 1, 2003 will be based upon a pricing arrangement that will vary depending upon the maturities of those contracts and that affiliate's cost of capital. The book value of the contracts issued before January 1, 2003 was $2,008 million as of December 31, 2003 and is expected to generate a weighted average fee of approximately 0.35% in 2004. We also will receive reimbursement of our operating expenses under each of the agreements. The initial term of each of the three agreements will expire December 31, 2006, and unless terminated at the option of either party, each agreement will automatically renew on January 1 of each year for successive terms of one year. See "Arrangements Between GE and Our Company—Relationship with GE—Liability and Portfolio Management Agreements."

  Fee-Based Products

  Variable annuities

        We offer variable annuities that allow the contractholder to make payments into separate investment accounts, as determined by the contractholder. Like a deferred fixed annuity, a deferred variable annuity has an accumulation period and a payout period. The main difference between our fixed annuity products and our variable annuity products is that the variable annuities allow the contractholder to allocate all or a portion of his account value to separate accounts that invest in investment accounts that are distinct from our general account and track the performance of selected mutual funds, including offerings from Fidelity, AIM and GE. There is no guaranteed minimum rate of return in these subaccounts, and the contractholder bears the entire risk associated with the performance of these subaccounts. Some of our variable annuities also permit the contractholder to allocate all or a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

        Similar to our fixed annuities, our variable annuity contracts permit the contractholder to withdraw all or part of the premiums paid, plus the amount credited to his account, subject to contract terms such as surrender charges. The cash surrender value of a variable annuity contract depends upon the value of the assets that have been allocated to the contract, how long those assets have been in the contract and the investment performance of the mutual funds to which the contractholder has allocated assets.

        Variable annuities provide us with fee-based revenue in the form of expense charges and, in some cases, mortality charges. These fees equal a percentage of the contractholder's assets in the separate account and typically range from 1.25% to 1.70% per annum. We also receive fees charged on assets allocated to our separate account to cover administrative costs, as well as a portion of the management fees from the mutual funds in which assets are invested.

        We also offer variable annuities with fixed account options and with bonus features. Variable annuities with fixed account options enable the contractholder to allocate a portion of his account value to the fixed account, which pays a fixed interest crediting rate. The portion of the account value allocated to the fixed account option represents general account liability for us and functions similarly to a traditional fixed annuity, whereas for the portion allocated to the separate account, the contractholder bears the investment risk. Our variable annuities with bonus features entitle the contractholder to an additional increase to his account value upon making a deposit. However, variable annuities with bonus features are subject to different surrender charge schedules and expense charges than variable annuities without the bonus feature.

        We provide our variable annuity contractholders with the option to purchase, as a separate rider, a guaranteed minimum death benefit, or GMDB, which provides the contractholder's survivors a minimum account value upon the contractholder's death. As of December 31, 2003, the account value of our variable annuities with GMDBs was approximately $10.5 billion, with related death benefit exposure of approximately $1.6 billion. We have reinsured approximately 62% of the account value and 86% of this in-force exposure. Assuming every contractholder died on December 31, 2003, as of that date, contracts with GMDB features not covered by reinsurance had an account value of $3.9 billion and a related death benefit exposure of $234 million net amount at risk. In addition to reinsurance, prior to our adoption of SOP 03-1 on January 1, 2004, we established reserves equal to the accumulated value of the charges for the benefit less any actual death benefit claims. In recent years, because of adverse claims experience and other factors, reinsurers began to withdraw from this market. Consequently, in June 2003, we stopped reinsuring all of our newly issued variable annuity contracts with GMDB features. In May 2003, we raised prices of, and reduced certain benefits under, our newly issued GMDBs. We continue to evaluate our pricing of GMDB features and intend to seek regulatory approval for additional price increases when appropriate.

        We continually review potential new variable annuity products and pursue only those where we believe we can achieve targeted returns in light of the risks involved. Unlike several of our competitors, we have not offered variable annuity products with traditional guaranteed minimum income benefits, or GMIBs, or with guaranteed minimum accumulation benefits, or GMABs. Traditional GMIB products guarantee a specified minimum appreciation rate for a defined period of time after annuity payments commence. GMAB products guarantee a customer's account value will be no less than the original investment at the end of a specified accumulation period, plus a specified interest rate.

        Although we do not offer traditional GMIBs or GMABs, we have been able to capitalize on the demand for products with guarantees with our GERA™ product, which we launched in April 2002. GERA™ is a variable deferred annuity that has a minimum 10-year scheduled deposit period for customers who desire guaranteed minimum income streams at the end of an accumulation period. If a contractholder makes the required scheduled deposits, he is guaranteed a minimum income stream at the end of the accumulation period. The income stream may exceed the guaranteed minimum based upon the performance of the separate accounts underlying the product. As of December 31, 2003, we had $139 million of lump-sum deposits and collected scheduled periodic deposits for this product. Based on key product design features, some of which have patents pending, we believe GERA™ allows us to provide our customers a guaranteed income annuity product that mitigates a number of the risks that accompany traditional guaranteed minimum income benefits offered by many of our competitors.

        Prior to the completion of this offering, we will reinsure our in-force variable annuities business, excluding the GERA™ product and a small block of contracts in run-off, with UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Variable life insurance

        We offer variable life insurance products that provide insurance coverage through a policy that gives the policyholder flexibility in investment choices and, in some products, in premium payments and coverage amounts. Our variable life products enable the policyholder to allocate all or a portion of his premiums to separate accounts that invest in investment accounts that are distinct from our general account and track the performance of selected mutual funds, including funds from Fidelity, AIM and GE. There is no guaranteed minimum rate of return in these subaccounts, and the policyholder bears the entire risk associated with the performance of these subaccounts. Some of our variable life insurance products also permit the policyholder to allocate all or a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

        Similar to our variable annuity products, we collect specified mortality and expense charges, fees charged on assets allocated to the separate account to cover administrative services and costs, and a portion of the management fees from the various underlying mutual funds in which the assets are invested. We collect cost of insurance charges on our variable life insurance products to compensate us for the mortality risk of the guaranteed death benefit, particularly in the early years of the policy when the death benefit is significantly higher than the value of the policyholder's account.

  Asset management

        We offer asset management services to affluent individual investors. Most of our clients for these services have accumulated significant retirement capital, and our principal asset management strategy is to help protect their retirement assets while taking advantage of opportunities for capital appreciation. Our asset management clients are referred to us through their financial advisers. We work with these financial advisers to develop portfolios consisting of individual securities, mutual funds and variable annuities designed to meet each client's particular investment objectives. Our products consist of separately managed accounts, managed mutual funds accounts, and managed variable annuity services. For each of these products, we receive a management fee based upon the amount of assets under management.

        A separately managed account is an individually managed client account in which multiple institutional money managers purchase a diversified portfolio of individual stocks on a client's behalf, in accordance with the client's defined needs and objectives. Our clients directly own the stocks in their individual portfolios, and we continuously monitor and evaluate each money manager and the investment performance in each portfolio. We also offer clients access to managed accounts investing in a variety of mutual funds, including funds offered by GE. By working in cooperation with our clients' financial advisers, we seek to achieve each client's investment objectives by selecting the optimal mutual funds.

        Our asset management services generally require minimum investments of $50,000. As of December 31, 2003, we managed more than $2 billion for more than 15,000 accounts worldwide.

        Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, asset retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of third-party assets under management managed by GEAM over the four-year term.

  Underwriting and pricing

        We generally do not underwrite individual lives in our annuity products, other than structured settlements and some income annuities. Instead, we price our products based upon our expected investment returns and our expectations for mortality, longevity and persistency for the group of our contractholders as a whole, taking into account mortality improvements in the general population and our historical experience. We price variable and immediate deferred annuities by analyzing longevity and persistency risk, volatility of expected earnings on our assets under management, and the expected time to retirement. We price our GICs using customized pricing models that estimate both expected cash flows and likely variance from those expectations caused by reallocations of assets by plan participants. We price income annuities and structured settlements using our mortality experience and assumptions regarding continued improvement in annuitant longevity, as well as assumptions regarding investment yields at the time of issue and thereafter.

  Competition

        As in our Protection segment, we face significant competition in all our Retirement Income and Investments businesses. Many other companies actively compete for sales in our markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers. In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher claims-paying ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years has intensified pressure on margins and production levels and has increased the level of competition in many of our business lines.

        We believe competition in our Retirement Income and Investments businesses is based on several factors, including product features, customer service, brand reputation, penetration of key distribution channels, breadth of product offering, product innovations and price.

Mortgage Insurance

  Overview

        Through our Mortgage Insurance segment, we offer mortgage insurance in the U.S., Australia, Canada and Europe.

        Private mortgage insurance expands homeownership opportunities by enabling borrowers to buy homes with "low-down-payment mortgages," which are usually defined as loans with a down payment of less than 20% of the home's value. Low-down-payment mortgages are sometimes also referred to as high loan-to-value mortgages. Mortgage insurance products increase the funds available for residential mortgages by protecting mortgage lenders and investors against loss in the event of a borrower's default. These products generally also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. If a borrower defaults on mortgage payments, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of mortgage loans in the secondary mortgage market.

        We have been providing mortgage insurance products and services in the U.S. since 1981 and now operate in all 50 states in the U.S. and the District of Columbia. For the year ended December 31, 2003, according to Inside Mortgage Finance, we were the fourth-largest provider of mortgage insurance in the U.S. (based upon new insurance written). We expanded our operations internationally throughout the 1990s and today we believe we are the largest provider of mortgage insurance outside the U.S. In 2002, we were the leading provider in Australia based upon new policies written according to Insurance Statistics Australia Limited, and one of two major insurers in Canada. We also are one of the leading private mortgage insurance providers in the U.K. and have a growing presence in the developing private mortgage insurance market in Continental Europe. In addition to private mortgage insurance, we provide lenders with various underwriting and other products and services related to home mortgage lending.

        The following table sets forth selected financial information regarding our U.S. and international mortgage insurance business, as of and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
Assets
U.S. mortgage insurance	$3,806	$4,650	$4,801
International mortgage insurance	2,304	1,416	1,029

Total assets	$6,110	$6,066	$5,830

Primary insurance in force
U.S. mortgage insurance	$122,200	$120,600	$125,400
International mortgage insurance	136,300	79,800	53,900

Total primary insurance in force	$258,500	$200,400	$179,300

Risk in force
U.S. mortgage insurance	$26,900	$29,600	$32,100
International mortgage insurance(1)	43,400	25,700	16,700

Total risk in force	$70,300	$55,300	$48,800

New insurance written
U.S. mortgage insurance	$67,400	$46,900	$47,100
International mortgage insurance	39,200	28,200	16,100

Total new insurance written	$106,600	$75,100	$63,200

Net premiums written
U.S. mortgage insurance	$486	$529	$592
International mortgage insurance	464	311	205

Total net premiums written	$950	$840	$797

Net premiums earned
U.S. mortgage insurance	$501	$550	$600
International mortgage insurance(2)	215	127	98

Total net premiums earned	$716	$677	$698

Total revenues, net of reinsurance
U.S. mortgage insurance	$665	$750	$812
International mortgage insurance	317	196	153

Total revenues, net of reinsurance	$982	$946	$965

Benefits and expenses
U.S. mortgage insurance	$358	$254	$316
International mortgage insurance	93	64	65

Total benefits and expenses	$451	$318	$381

Segment net earnings
U.S. mortgage insurance	$225	$366	$366
International mortgage insurance	144	85	62

Total segment net earnings	$369	$451	$428

Loss ratio(3)
U.S. mortgage insurance	20%	6%	21%
International mortgage insurance	7%	9%	24%
Total loss ratio	16%	7%	21%
Expense ratio(4)
U.S. mortgage insurance	53%	41%	32%
International mortgage insurance	17%	17%	20%
Total expense ratio	35%	32%	29%

(1)
Our businesses in Australia, New Zealand and Canada currently provide 100% coverage on the majority of the loans we insure in those markets. For the purpose of representing our risk in-force, we have computed an "Effective Risk in Force" amount, which recognizes that the loss on any particular loan will be reduced by the net proceeds received upon sale of the property. Effective risk in-force has been calculated by applying to insurance in-force a factor that represents our highest expected average per-claim payment for any one underwriting year over the life of our businesses in Australia, New Zealand and Canada. As of December 31, 2003 this factor was 35% in each of Australia, New Zealand and Canada.

(2)
Most of our international mortgage insurance policies provide for single premiums at the time that loan proceeds are advanced. We initially allocate most of the single premiums to unearned premium reserves and recognize the premium earned over time according to an actuarially determined multi-year schedule. As of December 31, 2003, our unearned premium reserves were $1.2 billion.

(3)
The ratio of incurred losses and loss adjustment expense to net premiums earned.

(4)
The ratio of an insurer's general expenses to net premiums written. In our business, general expenses consist of underwriting, acquisition and insurance expenses, net of deferrals, and amortization of DAC and intangibles.

  U.S. mortgage insurance

  Overview

        The U.S. private mortgage insurance industry is defined in large part by the requirements and practices of Fannie Mae, Freddie Mac and other large mortgage investors. Fannie Mae and Freddie Mac purchase residential mortgages from mortgage lenders and investors, as part of their governmental mandate to provide liquidity in the secondary mortgage market. In 2003, Fannie Mae purchased approximately 38% of all the mortgage loans originated in the U.S., and Freddie Mac purchased approximately 22%, according to information published by Inside the GSEs. Mortgages guaranteed by Fannie Mae or Freddie Mac totaled more than $3.35 trillion as of December 31, 2003, or approximately 45% of the total outstanding mortgage debt in the U.S. In connection with these activities, Fannie Mae and Freddie Mac also have established mortgage loan origination, documentation, servicing and selling requirements and standards for the loans they purchase. Fannie Mae and Freddie Mac are "government sponsored enterprises," and we refer to them in this prospectus as the "GSEs."

        The GSEs may purchase mortgages with unpaid principal amounts up to a specified maximum. The maximum single-family principal balance loan limit eligible for purchase by the GSEs is called the "conforming loan limit." It is currently $333,700 and subject to annual adjustment. Each GSE's Congressional charter generally prohibits it from purchasing a mortgage where the loan-to-value ratio exceeds 80% of home value unless the portion of the unpaid principal balance of the mortgage which is in excess of 80% of the value of the property securing the mortgage is insured against default by lender recourse, participation or by a qualified insurer. As a result, high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac generally are insured with private mortgage insurance. Fannie Mae and Freddie Mac purchased approximately 68% of the loans we insured as of December 31, 2003.

        The aggregate value of non-FHA and non-VA mortgage loans originated below the conforming loan limit and with loan-to-value ratios above 80% was $694 billion, $460 billion and $340 billion for the years ended December 2003, 2002 and 2001, respectively, according to Inside Mortgage Finance and Marketrac.

        The majority of our U.S. mortgage insurance policies provide default loss protection on a portion (typically 10%-40%) of the balance of an individual mortgage loan. Most of our primary mortgage insurance policies are "flow" insurance policies, which cover individual loans at the time the loan is originated. We also enter into "bulk" transactions with lenders and investors in selected instances, under which we insure a portfolio of loans for a negotiated price. Bulk insurance constituted less than 2% of our new risk written for the years ended December 31, 2003 and 2002.

        In addition to flow and bulk primary mortgage insurance business, we have previously written mortgage insurance on a pool basis. Under pool insurance, the mortgage insurer provides coverage on a group of specified loans, typically for 100% of all losses on every loan in the portfolio, subject to an agreed aggregate loss limit. We ceased writing pool insurance in 1993, with the exception of a limited amount of insurance we wrote for state housing finance agencies and in connection with a sale of loans by an affiliate.

        The following table sets forth new risk written and risk in force in our U.S. mortgage insurance business, by product type, as of and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
(Dollar amounts in millions)
New risk written
Flow insurance	$12,612	$10,547	$9,843
Bulk insurance(1)	189	53	998
Pool insurance(2)	2	—	—

Total	$12,803	$10,600	$10,841

Risk in force
Flow insurance	$25,396	$27,573	$28,620
Bulk insurance	410	431	652
Pool insurance	1,046	1,638	2,824

Total	$26,852	$29,642	$32,096

(1)
A small portion of our bulk insurance is classified as pool insurance under MICA reporting rules.

(2)
We do not offer traditional pool insurance, which generally is characterized as providing 100% per loan coverage (except for a limited amount that we wrote for state housing finance agencies and in connection with a sale of loans by an affiliate).

  Products and services

  Primary mortgage insurance

        Flow insurance.    Flow insurance is primary mortgage insurance placed on an individual loan when the loan is originated. Our primary mortgage insurance covers default risk on first mortgage loans generally secured by one- to four-unit residential properties, and can be used to protect mortgage lenders and investors from default on any type of residential mortgage loan instrument that we have approved. Our insurance covers a specified coverage percentage of a "claim amount" consisting of unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure. As the insurer, we generally are required to pay the coverage percentage of a claim amount specified in the primary policy, but we also have the option to pay the lender an amount equal to the unpaid loan principal, delinquent interest and certain expenses incurred with the default and foreclosure, and acquire title to the property. In addition, the claim amount may be reduced or eliminated if the loss on the defaulted loan is reduced as a result of the lender's disposition of the property. The lender selects the coverage percentage at the time the loan is originated, often to comply with investor requirements to reduce the loss exposure on loans purchased by the investor.

        For a 30-year fixed-rate mortgage, the most common mortgage product in the U.S., the GSEs generally require coverage percentages of 30% for loan-to-value ratios, determined at loan origination, of 90.01%-95.00%, 25% for loan-to-value ratios of 85.01%-90.00% and 12% for loan-to-value ratios of 80.01%-85.00%. However, the GSEs may alter their coverage requirements and propose different product structures, and we also offer a range of other mortgage insurance products that provide greater or lesser coverage amounts.

        The borrower's mortgage loan instrument generally requires the borrower to pay the mortgage insurance premium. In other cases, no insurance requirement is imposed upon the borrower, in which case the lender pays the premium and recovers those payments through the interest rate charged on the mortgage. Our mortgage insurance premiums for flow insurance typically are paid monthly, but premiums also may be paid annually or in a single, lump-sum payment. During each of the last three years, the monthly premium plan represented more than 98% of our flow new insurance written, with the annual premium plan and the single premium plan representing the balance of our new insurance written.

        We are not permitted to terminate our mortgage insurance coverage in force, except for non-payment of premium or material breach of policy conditions. The insurance remains renewable at the option of the policyholder, usually at the renewal rate fixed when the loan was initially insured. As a result, we are not able to raise prices on existing policies to respond to unanticipated default patterns. In addition, our policyholders may cancel their insurance at any time at their option, including when a mortgage is repaid, which may be accelerated by mortgage refinancings in times of falling interest rates. Cancellations are generally driven primarily by the prevailing interest rate environment and the cancellation policies of the GSEs and other investors.

        Under the U.S. Homeowners Protection Act, or the HPA, a borrower generally has the right to terminate private mortgage insurance coverage on loans closed after July 28, 1999 that are secured by a single-dwelling property that is the borrower's primary residence when certain loan-to-value ratio thresholds are met. In general, a borrower may stop making mortgage insurance payments when the loan-to-value ratio is scheduled to reach 80% (based upon the loan's amortization schedule established at loan origination) if the borrower so requests and if certain requirements relating to the borrower's payment history and the property's value since origination are satisfied. In addition, a borrower's obligation to make payments for private mortgage insurance generally terminates regardless of whether a borrower so requests when the loan-to-value ratio reaches 78% of the unpaid principal balance of the mortgage. Some states require mortgage servicers to notify borrowers periodically of the circumstances in which they may request a mortgage servicer to cancel private mortgage insurance. Some states allow the borrower to request that the mortgage servicer cancel private mortgage insurance or require the mortgage servicer to cancel such insurance automatically when the circumstances permitting cancellation occur.

        Refinancings due to declining interest rates, coupled with strong appreciation of housing values, resulted in relatively high policy cancellation rates of 54% for the year ended December 31, 2003, compared to 43% and 36% for the years ended December 31, 2002 and 2001, respectively. However, the relatively high cancellation rates during these periods were partially offset by relatively high volumes of new insurance written. Our flow new risk written was 20% higher in 2003 than in 2002, 7% higher in 2002 than in 2001, and 59% higher in 2001 than in 2000. The significant increase in 2001 was due primarily to the significant refinancing activity that began that year.

        Bulk insurance.    Under our primary bulk insurance, we insure a portfolio of loans in a single, bulk transaction. Generally, in our bulk insurance, the individual loans in the insured portfolio are insured to specified levels of coverage, and there is an aggregate loss limit applicable to all of the insured loans. We base the premium on our bulk insurance upon our evaluation of the overall risk of the insured loans included in a transaction, and we negotiate the premium directly with the securitizer or other owner of the loans. Most of our bulk insurance business relates to loans financed by lenders who participate in the mortgage programs sponsored by the Federal Home Loan Banks. Premiums for bulk transactions generally are paid monthly by lenders or investors or a securitization vehicle in connection with a securitization transaction or the sale of a loan portfolio.

        The loans we insure in bulk transactions typically consist of prime credit-quality loans with loan-to-value ratios of 50% to 95%. Because of the relatively high credit quality of these borrowers, some of these loans are made based upon less documentation of borrower income or assets than is typically required by GSEs and other investors. We generally have avoided the riskier portions of the sub-prime segments of the market, because we believe market pricing for mortgage insurance on sub-prime bulk transactions has not been adequate and we have had concerns regarding the volatility of this segment. However, we may consider insuring such loans where we believe our return and risk criteria are met. Loans that we insure in bulk transactions with loan-to-value ratios above 80% typically have primary mortgage insurance on a flow basis, written either by us or another private mortgage insurer. Our mortgage insurance coverage levels in bulk transactions typically range from 10% to 40%.

  Pool insurance

        In addition to our flow and bulk primary mortgage insurance, we previously have written mortgage insurance on a pool basis. Pool insurance generally is used as an additional credit enhancement for secondary market mortgage transactions. We ceased writing pool insurance in 1993 (with the exception of a limited amount of insurance that we wrote for state housing finance agencies and have routinely reinsured and in connection with a sale of loans by an affiliate) because of relatively high losses on pool policies, resulting primarily from inadequate pricing, loss severity and risk concentration in certain parts of the country. However, we will consider writing pool insurance for state housing finance agencies and others where we believe our return and risk criteria are met.

        Our remaining pool insurance in force, which relates primarily to policies written between 1990 and 1993, generally covers the loss on a defaulted mortgage loan that exceeds either the claim payment under the primary coverage (if primary insurance is required on that loan) or the total loss (if that loan does not require primary insurance), in each case up to a stated aggregate loss limit. Mortgage loans that we insured in pool insurance with loan-to-value ratios above 80% typically are covered by flow mortgage insurance, written either by us or another private mortgage insurer.

  Contract underwriting services

        We perform fee-based contract underwriting services for mortgage lenders. Historically, lenders and mortgage insurers each maintained underwriting staffs and performed separate, and in many ways duplicative, underwriting activities with respect to each mortgage loan. Over time, lenders and mortgage insurers have developed a number of arrangements designed to eliminate those inefficiencies. The provision of underwriting services by mortgage insurers serves this purpose and speeds the approval process.

        The principal contract underwriting service we provide is determining whether the data relating to a borrower and a proposed loan contained in a mortgage loan application file complies with the lender's loan underwriting guidelines or the investor's loan purchase requirements. In connection with that service, we also compile the application data and submit it to the automated underwriting systems of Fannie Mae and Freddie Mac, which independently analyze the data to determine if the proposed loan complies with their investor requirements. If the loan being reviewed requires mortgage insurance under the applicable lender or investor criteria, we also underwrite the loan to our mortgage insurance guidelines and issue the appropriate mortgage insurance coverage. We believe our contract underwriting services appeal to mortgage lenders because they enable lenders to reduce their costs and improve their operating efficiencies.

        Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria.

        New risk written by our contract underwriters represented 23% of our new risk written for the year ended December 31, 2003, compared to 26% and 21% for the years ended December 31, 2002 and 2001, respectively.

  Risk mitigation arrangements

        Preferred Partner Program.    We have established a Preferred Partner Program, pursuant to which we pay lenders fees for services that improve the quality of the loans that they refer to us for primary mortgage insurance. These services include:

  •
  counseling services provided to individual borrowers designed to improve the quality of the loans and thereby reduce the chance that they will default on their loans;

  •
  consumer education programs designed to explain the benefits of private mortgage insurance to consumers generally; and

  •
  technology services that facilitate efficient interaction with lenders, which enables us to process applications more quickly and accurately.

The credit characteristics of the mortgage loans generated through the Preferred Partner Program generally are stronger than the average credit characteristics across our entire loan portfolio, as measured by OmniScore®, our proprietary mortgage scoring model. We believe the benefits and cost savings we derive through the enhanced credit characteristics of these loans exceed our costs of maintaining the Preferred Partner Program.

        Secondary market coverage.    We have entered into secondary market coverage, or SMC, arrangements with Fannie Mae and Freddie Mac under which the existing primary insurance coverage on an identified portfolio of eligible loans purchased by a GSE is restructured to reallocate risk of loss between the insurer and the insured. The restructured loans are eligible loans purchased in a given year by the GSE from identified originating lenders. The restructuring involves our reducing primary coverage on each loan in the portfolio to the minimum level permitted under the GSEs' charters, and adding supplemental coverage that is subject to a "stop-loss" which, if reached, results in the GSE suffering greater losses than they would suffer if the primary coverage were not reduced. In addition, the GSEs provide us with a variety of services under these agreements, including providing various periodic reports, property marketing services, and information on product and market trends.

        Captive reinsurance.    Captive reinsurance is a reinsurance program in which we share portions of our U.S. mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies, or captive reinsurers, affiliated with these lenders. In return, we cede to the captive reinsurers an agreed portion of our gross premiums on flow insurance written. New insurance written through the bulk channel generally is not subject to these arrangements.

        The following table sets forth selected financial information regarding our captive reinsurance arrangements, as of and for the periods indicated:

	Historical
	As of or for the years ended December 31,
	2003	2002	2001
Primary new risk written subject to captive reinsurance arrangements, as a percentage of total primary new risk written	75%	77%	61%
Primary risk in force subject to captive reinsurance arrangements, as a percentage of total primary risk in force	64%	55%	42%
Gross written premiums ceded pursuant to captive reinsurance arrangements, as a percentage of total gross written premiums	23%	18%	12%

        We believe that the increases in the percentages of primary new risk written and primary risk in force subject to captive reinsurance agreements were driven by a higher percentage of new insurance written generated by lenders having captive reinsurance programs during a period of high refinancing activity. Many large mortgage lenders have developed captive reinsurance affiliates, and the recent consolidation among large mortgage lenders has resulted in an increased percentage of mortgage loans originated by lenders with captive reinsurance programs. The recent low-interest-rate environment has generated significant refinancing activity in recent years, which has resulted in increased concentration of mortgage loans with larger lenders that tend to use captive reinsurance arrangements.

        In order to increase our return on capital, we announced in August 2003 that, effective January 1, 2004, we generally would not renew, on their existing terms, our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. We expect that these actions will result in a significant reduction in business from these lenders. We recently decided that we may, in selected cases, enter into captive reinsurance arrangements that involve premium cessions in excess of 25% in situations where the terms and conditions, including the level of reinsurance coverage, will enable us to achieve our target returns on capital.

        As of December 31, 2003, other than reinsurance under captive arrangements, we reinsured less than 1% of our mortgage insurance in force.

  Customers

        Our principal mortgage insurance customers are originators of residential mortgage loans, such as mortgage banks, savings institutions, commercial banks, mortgage brokers, credit unions and other lenders, who typically determine which mortgage insurer or insurers they will use for the placement of mortgage insurance written on loans they originate. To obtain primary insurance written on a flow basis, a mortgage lender must first apply for and receive from us a mortgage guaranty master policy. In recent years, there has been significant consolidation among the largest lenders, which now underwrite a substantial portion of all the mortgages written in the U.S. The top ten lenders accounted for 48% of our flow new insurance written for the year ended December 31, 2003, compared to 40% for the year ended December 31, 1998.

        We are focused on expanding our presence throughout the mortgage loan market by providing superior customer sales support, product offerings designed to meet the specific needs of our customers, and technology products designed to enable customers to reduce costs and expand revenues. In addition, as discussed under "—Operations and Technology," we have developed web based technology services that enable our customers to interact more efficiently with us.

  Underwriting and pricing

        Loan applications for all loans we insure are reviewed to evaluate each individual borrower's ability to repay the proposed mortgage loan, the characteristics of the loan and the value of the underlying property. This analysis generally includes reviewing the following criteria:

  •
  the borrower's credit strength and history, as reported by credit reporting agencies;

  •
  the borrower's debt-to-income ratios;

  •
  the loan-to-value ratio;

  •
  the type of mortgage instrument;

  •
  the purpose of the loan;

  •
  the type of property; and

  •
  appraisals to confirm the property market value is fairly stated.

        Loan applications for primary mortgage insurance are reviewed by our employees directly as part of our traditional underwriting process or by our contract underwriters as we process mortgage loan applications that require mortgage insurance. Some mortgage lenders also underwrite loan applications for mortgage insurance under a delegated underwriting program, in which we permit approved lenders to commit us to insure loans using underwriting guidelines that we have previously approved. Before granting a lender delegated underwriting authority, our risk management personnel review the lender's underwriting experience and processes, loan quality and specific loan programs to be included in the delegated program. In addition, we conduct audits on a sample of the delegated loans we insure to confirm that lenders with delegated authority adhere to approved underwriting guidelines and procedures.

        The majority of mortgage loans we insure today are underwritten using Fannie Mae's and Freddie Mac's automated underwriting systems, or AUS, which lenders have widely adopted due to the GSEs' requirements and the efficiencies that AUS provide. We have evaluated loans approved by Fannie Mae's and Freddie Mac's AUS and, like other mortgage insurers, we generally have agreed to insure loans approved by these systems. Under the delegated underwriting program, lenders may use their own AUS provided that we have reviewed and approved their system. AUS have automated many of the underwriting steps that were previously performed by underwriters on a manual basis and use sophisticated mortgage scoring methodologies to evaluate borrower default risk. Although we review AUS before allowing their use under our delegated program, under which lenders have the responsibility to determine whether the loans comply with our approved underwriting guidelines, a potential risk to us of using AUS is that factors that we might otherwise evaluate in making an underwriting decision are not considered if not required by the AUS.

        Loans insured under our delegated underwriting program accounted for approximately 59% of our total risk in force as of December 31, 2003, compared to 56% and 52% as of December 31, 2002 and 2001, respectively. The percentage of new risk written by delegated underwriters was 62% for the year ended December 31, 2003, compared to 61% for the year ended December 31, 2002 and 60% for the year ended December 31, 2001.

        In pricing mortgage insurance policies, we generally target substantially similar returns on capital regardless of the loan-to-value ratio, product type and depth of coverage. We establish premium rates principally on the basis of long-term claims experience in the industry, reflecting periods of lower and higher losses and various regional economic downturns. We believe that over the long term each region of the U.S. will be subject to similar factors affecting risk of loss on insurance written, and therefore we generally use a nationally based premium rate policy, rather than a regional, local or lender-based policy. Our premium rates vary with the coverage percentage and the perceived risk of a claim on the insured loan, which takes into account the loan-to-value ratio, the type of mortgage and the term of the mortgage. Our premium rates also reflect our expectations, based upon our analysis of historical data, of the persistency of the policies in our book of business. Our premium rates also take into account competitive alternatives available to consumers, including rates offered by other mortgage insurers.

        Our premium rates also consider the location of the borrower's credit score within a range of credit scores. In accordance with industry practice, we use the "FICO" score as one indicator of a borrower's credit quality. Fair Isaac and Company, or FICO, developed the "FICO" credit scoring model to calculate a FICO score based upon a borrower's credit history. The higher the credit score, the lower the likelihood that a borrower will default on a loan. FICO credit scores range up to 850, with a score of 620 or more generally viewed as a "prime" loan and a score below 620 generally viewed as a "sub-prime" loan. "A minus" loans generally are loans where the borrowers have FICO credit scores between 575 and 660, and where the borrower has a blemished credit history. As of December 31, 2003, on a risk in force basis, approximately 92% of our flow insurance loans had FICO credit scores of at least 620, approximately 6% had FICO credit scores between 575 and 619, and approximately 2% had FICO scores of 574 or less.

        As of December 31, 2003, on a risk in force basis, approximately 87% of our bulk insurance loans had FICO credit scores of at least 620, approximately 7% had FICO credit scores between 575 and 619, and approximately 6% had FICO scores of 574 or less. The majority of loans we currently insure in bulk transactions meet the conforming loan limit and have FICO credit scores of at least 620. After 2001, we significantly reduced writing insurance of loans in bulk transactions that included non-conforming and lesser-quality loans, such as "A minus" loans and "sub-prime" loans, because we believe market pricing was inadequate to compensate us for the risk.

  Loan portfolio

        The following table sets forth selected financial information regarding our U.S. primary mortgage insurance loan portfolio as of the dates indicated:

	Historical
	December 31,
	2003	2002	2001
(Dollar amounts in millions)
Primary risk-in-force lender concentration (by original applicant)	$25,805	$28,004	$29,272
Top 10 lenders	12,047	12,538	11,979
Top 20 lenders	14,392	15,360	15,118
Loan-to-value ratio
95.01% and above	3,431	2,538	1,909
90.01% to 95.00%	10,759	12,313	13,129
80.01% to 90.00%	10,868	11,681	12,582
80.00% and below	747	1,472	1,652

Total	$25,805	$28,004	$29,272

Loan grade
Prime	$23,408	$26,025	$27,687
A minus and sub-prime	2,397	1,979	1,585

Total	$25,805	$28,004	$29,272

Loan type
Fixed rate mortgage	$24,354	$26,619	$27,798
Adjustable rate mortgage	1,451	1,385	1,474

Total	$25,805	$28,004	$29,272

Mortgage term
15 years and under	$1,489	$1,214	$940
More than 15 years	24,316	26,790	28,332

Total	$25,805	$28,004	$29,272

  Loans in default and claims

        Our default management process begins with notification by the loan servicer of a default on an insured loan. "Default" is defined in our master policies as the borrower's failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, the master policies require an insured to notify us of a default no later than 10 days after the borrower has been in default by three monthly payments. In most cases, however, defaults are reported earlier. We generally consider a loan to be in default and establish reserves if the borrower has failed to make a required mortgage payment for two consecutive months. Borrowers default for a variety of reasons, including a reduction of income, unemployment, divorce, illness, inability to manage credit and interest rate levels. Borrowers may cure defaults by making all of the delinquent loan payments or by selling the property in full satisfaction of all amounts due under the mortgage. In most cases, defaults that are not cured result in a claim under our policy.

        The following table sets forth the number of loans insured, the number of loans in default and the default rate for our U.S. mortgage insurance portfolio:

	Historical
	December 31,
	2003	2002	2001
Primary Insurance
Insured loans in force	950,157	993,906	1,064,880
Loans in default	32,207	33,278	33,387
Percentage of loans in default (default rate)	3.4%	3.3%	3.1%
Flow loans in force	839,891	948,224	1,018,895
Flow loans in default	29,787	30,194	30,906
Percentage of flow loans in default (default rate)	3.5%	3.2%	3.0%
Bulk loans in force	110,266	45,682	45,985
Bulk loans in default	2,420	3,084	2,481
Percentage of bulk loans in default (default rate)	2.2%	6.8%	5.4%
A minus and sub-prime loans in force	75,584	63,646	52,934
A minus and sub-prime loans in default	6,881	5,547	4,271
Percentage of A minus and sub-prime loans in default (default rate)	9.1%	8.7%	8.1%
Pool Insurance
Insured loans in force	37,702	55,195	88,987
Loans in default	855	1,505	2,135
Percentage of loans in default (default rate)	2.3%	2.7%	2.4%

        Primary insurance default rates differ from region to region in the U.S. at any one time depending upon economic conditions and cyclical growth patterns. The two tables below set forth our primary default rates for the various regions of the U.S. and the ten largest states by our risk in force as of December 31, 2003. Default rates are shown by region based upon location of the underlying property, rather than the location of the lender.

		Default rate
	Percent of primary risk in force as of December 31,
		December 31,
	2003	2003	2002	2001
U.S. Regions
Southeast(1)	22%	3.59%	3.51%	3.36%
South Central(2)	16%	3.65%	3.45%	3.06%
Northeast(3)	13%	3.88%	3.87%	3.85%
Pacific(4)	13%	2.54%	2.94%	2.90%
North Central(5)	12%	2.71%	2.94%	2.84%
Great Lakes(6)	9%	4.33%	4.08%	3.47%
Plains(7)	6%	2.54%	2.43%	2.23%
Mid-Atlantic(8)	5%	2.94%	3.25%	3.26%
New England(9)	4%	2.79%	2.82%	2.48%

Total	100%	3.38%	3.34%	3.14%

(1)
Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee.

(2)
Arizona, Colorado, Louisiana, New Mexico, Oklahoma, Texas and Utah.

(3)
New Jersey, New York and Pennsylvania.

(4)
Alaska, California, Hawaii, Nevada, Oregon and Washington.

(5)
Illinois, Minnesota, Missouri and Wisconsin.

(6)
Indiana, Kentucky, Michigan and Ohio.

(7)
Idaho, Iowa, Kansas, Montana, Nebraska, North Dakota, South Dakota and Wyoming.

(8)
Delaware, Maryland, Virginia, Washington, D.C. and West Virginia.

(9)
Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

		Default rate
	Percent of primary risk in force as of December 31,
		December 31,
	2003	2003	2002	2001
Florida	7.79%	2.75%	3.08%	3.39%
California	7.14%	1.91%	2.45%	2.69%
Texas	6.73%	4.15%	3.80%	3.41%
New York	5.61%	3.47%	3.46%	3.70%
Illinois	5.31%	3.23%	3.66%	3.76%
Pennsylvania	3.82%	4.38%	4.49%	4.34%
North Carolina	3.82%	4.12%	3.68%	3.27%
Georgia	3.57%	4.68%	4.40%	3.95%
Ohio	3.52%	4.64%	4.20%	3.67%
Arizona	3.52%	3.18%	3.52%	2.92%

        Claim activity is not spread evenly throughout the coverage period of a primary insurance book of business. Based upon our experience, the majority of claims on primary mortgage insurance loans occur in the third through seventh years after loan origination, and relatively few claims are paid during the first two years after loan origination. Primary insurance written from the period from January 1, 1998 through December 31, 2001 represented 20% of our primary insurance in force as of December 31, 2003. This portion of our loan portfolio is in its expected peak claim period with respect to traditional primary loans. We believe our "A minus" and "sub-prime" loans will have earlier incidences of default than our prime loans. "A minus" loans represented 2.7% of our primary insurance in force as of December 31, 2003 and 1.5% as of December 31, 2002, and "sub-prime" loans represented 5.1% of our primary insurance in force as of December 31, 2003 and 5.1% as of December 31, 2002.

        The following table sets forth the dispersion of our primary insurance in force and risk in force as of December 31, 2003, by year of policy origination and average annual mortgage interest rate since we began operations in 1981:

Policy Year	Average rate	Primary insurance in force	Percent of total	Primary risk in force	Percent of total
1981-92	9.20%	$2,163	1.77%	$480	1.86%
1993	7.41%	1,585	1.30%	329	1.28%
1994	7.66%	1,803	1.47%	391	1.52%
1995	8.21%	1,294	1.06%	347	1.34%
1996	7.90%	1,499	1.23%	402	1.56%
1997	7.82%	1,375	1.12%	367	1.42%
1998	7.11%	3,846	3.15%	973	3.77%
1999	7.26%	4,915	4.02%	1,198	4.64%
2000	8.06%	3,404	2.78%	808	3.13%
2001	7.44%	12,076	9.88%	2,819	10.93%
2002	6.51%	25,776	21.09%	5,861	22.71%
2003	5.63%	62,491	51.13%	11,830	45.84%

Total portfolio	6.37%	$122,227	100.00%	$25,805	100.00%

        Primary mortgage insurance claims paid for the year ended December 31, 2003 were $99 million, compared to $80 million and $81 million for the years ended December 31, 2002 and 2001, respectively. Pool insurance claims paid for the year ended December 31, 2003 were $1 million, compared to $2.8 million and $4.0 million for the years ended December 31, 2002 and 2001, respectively.

        The frequency of defaults may not correlate directly with the number of claims received because the rate at which defaults are cured is influenced by borrowers' financial resources and circumstances and regional economic differences. Whether an uncured default leads to a claim principally depends upon the borrower's equity at the time of default and the borrower's or the insured's ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan. When we receive notice of a default, we use a proprietary model to determine whether a delinquent loan is a candidate for work-out. When the model identifies such a candidate, our loan workout specialists prioritize cases for loss mitigation based upon the likelihood that the loan will result in a claim. Loss mitigation actions include loan modification, extension of credit to bring a loan current, foreclosure forbearance, pre-foreclosure sale, and deed-in-lieu. We believe these loss mitigation efforts often are an effective way to reduce our claim exposure and ultimate payouts.

        Our policies require the insured to file a claim with us, specifying the claim amount (unpaid principal, interest and expenses), no later than 60 days after it has acquired title to the underlying property, usually through foreclosure. The claim amount is subject to our review and possible adjustment. Depending upon the applicable state foreclosure law, an average of approximately 16 months elapse from the date of default to the filing of a claim on an uncured default. Our master policies exclude coverage for physical damage whether caused by fire, earthquake or other hazard where the borrower's default was caused by an uninsured casualty.

        We have the right to rescind coverage and refuse to pay a claim if it is determined that the insured or its agents misrepresented material information in the insurance application. In addition, where loans are underwritten by lenders through our delegated underwriting program, we have the right to rescind coverage if the loan was not underwritten in compliance with our approved guidelines.

        Within 60 days after a claim and supporting documentation have been filed, we have the option:

  •
  to pay the claim amount, multiplied by coverage percentage specified in the certificate of insurance;

  •
  in the event the property is sold pursuant to an agreement made prior to payment of the claim, which we refer to as a pre-arranged sale, to pay the lesser of 100% of the claim amount less the proceeds of sale of the property, or the claim amount multiplied by the coverage percentage; or

  •
  to pay the lender an amount equal to the unpaid loan principal, delinquent interest and certain expenses incurred with the default and foreclosure, and acquire title to the property. We bear the risk of any loss in connection with the acquisition and sale of the property.

        For the year ended December 31, 2003, we settled a majority of the primary insurance claims processed for payment on the basis of a pre-arranged sale.

        Titles to the properties that we purchased have been sold to, and will continue to be held by, GE Mortgage Services, an affiliate of GE. As of December 31, 2003, GE Mortgage Services owned approximately $5 million of residential properties from claim settlements. In addition, GE Mortgage Services held $11 million in residential loans as of December 31, 2003 relating to loss mitigation activities, for which we have indemnified it against loss.

        The ratio of the claim paid to the unpaid principal amount multiplied by the coverage percentage is referred to as "claim severity." The main determinants of claim severity are the age of the mortgage loan, the value of the underlying property, accrued interest on the loan, expenses advanced by the insured and foreclosure expenses. These amounts depend partly upon the time required to complete foreclosure, which varies depending upon state laws. Pre-foreclosure sales, acquisitions and other early workout efforts help to reduce overall claim severity. Our average primary mortgage insurance claim severity was 93%, 93% and 97% for the years 2003, 2002 and 2001, respectively.

  Competition

        We compete primarily with U.S. and state government agencies, other private mortgage insurers, mortgage lenders and other investors, the GSEs and, potentially, the Federal Home Loan Banks. We also compete, indirectly, with structured transactions in the capital markets and with other financial instruments designed to mitigate credit risk.

        U.S. and state government agencies.    We and other private mortgage insurers compete for flow business directly with U.S. federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. The following table sets forth the relative mortgage insurance market share of FHA/VA and private mortgage insurers over the past five years:

	U.S. federal government and private mortgage insurance market share
	December 31,
	2003	2002	2001	2000	1999
FHA/VA	36.4%	35.6%	37.3%	41.4%	47.6%
Private mortgage insurance	63.6%	64.4%	62.7%	58.6%	52.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:  MICA 2002 Factbook (1999-2002), IMF (2003)

        Loans insured by the FHA cannot exceed maximum principal amounts that are determined by a percentage of the conforming loan limit. For 2004, the maximum FHA loan amount for homes with one dwelling unit in "high cost" areas is $290,319. Although the VA does not specify a maximum loan limit, VA loans are generally $240,000 or less. We and other private mortgage insurers are not limited as to maximum individual loan amounts that we can insure.

        In January 2001, the FHA reduced the up-front mortgage insurance premium it charges on loans from 2.25% to 1.5% of the original loan amounts. The FHA has also streamlined its down-payment formula, making FHA insurance more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes could cause future demand for private mortgage insurance to decrease.

        In addition to competition from the FHA and the VA, we and other private mortgage insurers face competition from state-supported mortgage insurance funds in several states, including California, Illinois and New York. From time to time, other state legislatures and agencies consider expansions of the authority of their state governments to insure residential mortgages.

        Government entities with which we compete typically do not have the same capital requirements and do not have the same profit objectives as we do. Although private companies establish pricing terms for their products to achieve targeted returns, these government entities may offer products on terms designed to accomplish social or political objectives or reflect other non-economic goals.

        Private mortgage insurers.    The private mortgage insurance industry is highly competitive. The private mortgage insurance industry currently consists of seven mortgage insurers plus our company.

The other companies are Mortgage Guaranty Insurance Corporation; PMI Mortgage Insurance Company; CMG Mortgage Insurance Company, a joint venture in which PMI is one of the partners; Radian Guaranty Inc.; Republic Mortgage Insurance Co., an affiliate of Old Republic International; Triad Guaranty Insurance Corp.; and United Guaranty Residential Insurance Company, an affiliate of American International Group, Inc. Assured Guaranty Ltd., currently a subsidiary of ACE Limited, has announced its intention to offer mortgage insurance in the U.S., and we believe other companies also may be considering offering mortgage insurance.

        Mortgage lenders and other investors.    We and other mortgage insurers compete with transactions structured by mortgage lenders to avoid mortgage insurance on low-down-payment mortgage loans. These transactions include self-insuring and simultaneous second loans, which separate a mortgage with a loan-to-value ratio of more than 80%, which generally would require mortgage insurance, into two loans, a first mortgage with a loan to-value-ratio of 80% and a simultaneous second mortgage for the excess portion of the loan. Simultaneous second loans are also often known as "80-10-10 loans," because they often comprise a first mortgage with an 80% loan-to-value ratio, a second mortgage with a 10% loan-to-value ratio and the remaining 10% paid in cash by the buyer, rather than a first mortgage with a 90% loan-to-value ratio. However, simultaneous seconds also can be structured as 80-15-5 loans or 80-20-0 loans, as well as other configurations.

        Over the past several years, we believe the volume of simultaneous second loans as an alternative to loans requiring private mortgage insurance has increased substantially. We believe this recent increase reflects the following factors:

  •
  the lower cost of simultaneous second loans compared to the cost of mortgage insurance, due to the current low-interest-rate environment and the emerging popularity of 15- and 30-year amortizing simultaneous seconds;

  •
  the fact that second mortgage interest is generally tax-deductible, whereas mortgage insurance payments currently are not tax-deductible (although from time to time there have been proposed legislative initiatives to permit deductions for mortgage insurance payments); and

  •
  adverse consumer, broker and realtor perceptions of private mortgage insurance.

        Mortgage lenders also may compete with mortgage insurers as a result of legislation that has removed restrictions on affiliations between banks and insurers. The Graham-Leach-Bliley Act of 1999 permits the combination of banks, insurers and securities firms under one holding company. This legislation may increase competition by increasing the number, size and financial strength of potential competitors. In addition, mortgage lenders that establish or affiliate with competing mortgage insurers may reduce their purchases of our products.

        We also compete with structured transactions in the capital markets and with other financial instruments designed to mitigate the risk of mortgage defaults, such as credit default swaps and credit linked notes, with lenders who forego mortgage insurance (self-insure) on loans held in their portfolios, and with mortgage lenders who maintain captive mortgage insurance and reinsurance programs.

        The GSEs—Fannie Mae and Freddie Mac.    As the predominant purchasers of conventional mortgage loans in the U.S., Fannie Mae and Freddie Mac provide a direct link between mortgage origination and capital markets. As discussed above under "—Primary mortgage insurance," most high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac are insured with private mortgage insurance issued by an insurer deemed qualified by the GSEs. Our mortgage insurance company is a qualified insurer with both GSEs.

        Private mortgage insurers may be subject to competition from Fannie Mae and Freddie Mac to the extent the GSEs are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. Fannie Mae and Freddie Mac each have programs under which an up-front delivery fee may be paid to the GSE so that primary mortgage insurance coverage may be substantially reduced compared to the coverage requirements that would apply in the absence of the fee payment. Moreover, in October 1998, Freddie Mac's charter was amended to give Freddie Mac flexibility to use credit enhancements other than private mortgage insurance for low-down-payment mortgages. Although this amendment was repealed, if the legislation is reintroduced and adopted, and the GSEs permitted to purchase low-down-payment loans that are not insured by private mortgage insurance, it is likely that the size of the market for private mortgage insurance would contract significantly.

        The GSEs are currently subject to oversight by the Department of Housing and Urban Development, or HUD. In October 2000, HUD announced new GSE mortgage purchase requirements, known as affordable housing goals. Under these goals, which became effective in 2001, at least 50% of all loans purchased by the GSEs must support low- and moderate-income homebuyers, and 31% of such loans must be on properties in underserved areas. We believe that the GSEs' goals to expand purchases of affordable housing loans have increased the size of the mortgage insurance market. The GSEs also have expanded programs to include commitments to purchase certain volumes of loans with loan-to-value ratios greater than 95%.

        Private mortgage insurers must satisfy requirements set by the GSEs to be eligible to insure loans sold to the GSEs, and the GSEs have the ability to implement new eligibility requirements for mortgage insurers. They also have the authority to change the pricing arrangements for purchasing retained-participation mortgages as compared to insured mortgages, increase or reduce required mortgage insurance coverage percentages, and alter or liberalize underwriting standards on low-down-payment mortgages they purchase.

        Federal Home Loan Banks.    In October 1999, the Federal Housing Finance Board, or FHF Board, adopted resolutions that authorize each Federal Home Loan Bank, or FHLB, to offer Mortgage Partnership Finance Programs, or MPF Programs, to purchase single-family conforming mortgage loans originated by participating member institutions. In July 2000, the FHF Board gave permanent authority to each FHLB to purchase these loans from member institutions without any volume cap. Purchases of loans under the MPF Program have steadily increased in the past several years.

        The MPF Program is similar to the purchase of mortgage loans by the GSEs. Although not required to do so, the FHLBs currently use mortgage insurance on substantially all mortgage loans with a loan-to-value ratio above 80% and have become a source of increasing new business for us. However, to the extent that the FHLBs purchased uninsured mortgage loans or used other credit-enhancement products, the MPF Program could result in a decrease in the size of the market for private mortgage insurance.

  International mortgage insurance

        We have significant mortgage insurance operations in Australia and Canada, two of the largest markets for mortgage insurance products outside the U.S., as well as in the smaller New Zealand market and the developing European market. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 46% for the three years ended December 31, 2003. Insurance in-force for our international mortgage insurance business contributed 53% of our total insurance in-force as of December 31, 2003, compared to 40% as of December 31, 2002.

        The mortgage loan markets in the U.S., Canada, Australia and New Zealand are well developed. Although mortgage insurance plays an important role in each of these markets, the markets vary significantly and are influenced in large part by the different cultural, economic and regulatory conditions in each market. We believe the following factors have contributed to the growth of robust mortgage insurance demand in these countries:

  •
  A desire by lenders to offer low-down-payment mortgage loans to facilitate the expansion of their business;

  •
  The recognition of the higher default risk inherent in low-down-payment lending and the need for specialized underwriting expertise to conduct this business prudently;

  •
  Government housing policies that support increased homeownership;

  •
  Government policies that support the use of securitization and secondary market mortgage sales, in which third-party credit enhancement is often used, as a source of funding and liquidity for mortgage lending; and

  •
  Bank regulatory capital policies that provide incentives to lenders to transfer some or all of the increased credit risk on low-down-payment mortgages to third parties, such as mortgage insurers.

We believe a number of these factors are becoming evident in certain markets throughout Europe and Asia and provide attractive opportunities for us to expand our mortgage insurance business in those markets.

        Based upon our experience in the mature markets, we believe a favorable regulatory framework is important to the development of an environment in which lenders routinely extend high loan-to-value loans and use products such as mortgage insurance to protect against default risk or obtain capital relief. As a result, we have advocated that governmental and policymaking agencies throughout our markets adopt legislative and regulatory policies that support increased homeownership and capital relief for lenders and mortgage investors that insure their loan portfolios with private mortgage insurance. Although the products we offer in each of our international markets differ, they represent substantially similar risk propositions and involve similar business practices. We have developed significant expertise in mature markets, and we intend to leverage this experience in developing markets as we continue to encourage regulatory authorities to implement incentives for private mortgage insurance as an effective risk management strategy.

        We believe the proposed revisions to a set of regulatory rules and procedures governing global bank capital standards that were introduced by the Basel Committee of the Bank for International Settlements, known as Basel II, also may encourage further growth of international mortgage insurance. Basel II, which is expected to become effective in 2006, has been designed to reward banks that have developed effective risk management systems by allowing them to hold less capital than banks with less effective systems. For example, Basel II may reward a lender that transfers some risk of mortgage default to a third-party insurer by reducing the amount of capital that the lender must hold to back a mortgage. However, the details of the regulatory capital requirements in Basel II remain under discussion, and therefore we cannot predict the benefits that ultimately will be provided to lenders, or how any such benefits may affect the opportunities for the growth of mortgage insurance.

        We also intend to expand into Asian countries that have high demand for mortgage loan financing and underserved housing needs. We believe lenders in these countries will seek to expand their consumer mortgage loan portfolios, while maintaining strong risk and capital management routines. With the expected implementation of the new Basel II standards, we believe we will be well positioned to assist lenders in these markets in meeting those goals and in complying with the anticipated complexity of the risk-based capital and operating standards.

  Canada

        We entered the Canadian mortgage insurance market in 1995 with our acquisition of certain assets and employees from the Mortgage Insurance Corporation of Canada, and we now operate in every province and territory. We are the only private mortgage insurer in the Canadian market. Our mortgage insurance operations in Canada accounted for approximately 55% of our total international mortgage insurance revenues for the year ended December 31, 2003.

  Products

        We offer two products in Canada: primary flow insurance and portfolio credit enhancement insurance. As of December 31, 2003, primary flow insurance represented 77% and portfolio credit enhancement represented 23% of our mortgage insurance in force. Our principal product is primary flow insurance, which is similar to the primary flow insurance we offer in the U.S. Regulations in Canada require the use of mortgage insurance for all mortgage loans extended by banks, trust companies and insurers, where the loan-to-value ratio exceeds 75%. Mortgage insurance in Canada is typically single premium and provides 100% coverage, in contrast to the U.S., where monthly premiums and lower coverage levels are typical. Under the single-premium plan, lenders usually collect the single premium from prospective borrowers at the time the loan proceeds are advanced and remit the amount to us as the mortgage insurer. We in turn allocate most of the proceeds to unearned premium reserves, invest those proceeds and recognize the premium revenues over time according to an actuarially determined multi-year schedule.

        We also provide portfolio credit enhancement insurance to lenders that have originated loans with loan-to-value ratios of less than 75%. These policies provide lenders with immediate capital relief from applicable bank regulatory capital requirements and facilitate the securitization of mortgages in the Canadian market. In both primary flow insurance and portfolio policies, our mortgage insurance in Canada provides insurance coverage for the entire unpaid loan balance, including interest, selling costs and expenses, following the sale of the underlying property.

        The leading mortgage product in the Canadian market is a mortgage with the interest rate fixed for the first five years of the loan. After the fifth year, the loan becomes due and payable and the borrower must negotiate its renewal, at which time the borrower may choose to have the interest rate float or have it fixed for an additional period. Lenders typically charge a mortgage pre-payment penalty that serves as a disincentive for borrowers to refinance their mortgages. Changes in interest rates, adverse economic conditions and high levels of borrowing affect the frequency of defaults and claims with respect to these loans, which may adversely affect our loss experience.

  Government guarantee

        We have an agreement with the Canadian government under which it guarantees the benefits payable under a mortgage insurance policy, less 10% of the original principal amount of an insured loan, in the event that we fail to make claim payments with respect to that loan because of insolvency. We pay the Canadian government a risk premium for this guarantee and make other payments to a reserve fund in respect of the government's obligation. Because banks are not required to maintain regulatory capital on an asset backed by a sovereign guarantee, our 90% sovereign guarantee permits lenders purchasing our mortgage insurance to reduce their regulatory capital charges for credit risks on mortgages by 90%.

        Our agreement with the Canadian government provides that we and the government are entitled to review the terms of the guarantee when certain pricing assumptions have changed or other events have occurred that cause either party to believe that these changes or other events have resulted in unfairness, prejudice or obvious hardship. In this event, the agreement requires us to negotiate in good faith for six months to make such modifications as are required to remove or modify the unfairness, prejudice or obvious hardship. If we and the government are unable to agree on appropriate changes to the guarantee, the matter must be referred to binding arbitration.

        In addition, our agreement with the Canadian government provides that the government has the right to review the terms of the guarantee if GE's ownership of our Canadian mortgage insurance company decreases below 50% or certain other events occur that affect the purposes of the agreement or the government's risk or exposure under the guarantee. In this event, the agreement requires us to negotiate in good faith to make such modifications as are required to remove or modify any unfairness, prejudice or obvious hardship that may have resulted from the change in ownership or other events. If we are unable to agree on appropriate modifications within six months, the agreement may be terminated for any new insurance written after the termination. GE has informed us that it expects to reduce its equity ownership of us to below 50% within two years of the completion of this offering. That disposition would permit the Canadian government to review the terms of its guarantee and could lead to a modification or termination of the guarantee. Although we believe the Canadian government will preserve the guarantee to maintain competition in the Canadian mortgage insurance industry, any adverse change in the guarantee's terms and conditions or termination of the guarantee could have a material adverse effect on our ability to continue offering mortgage insurance products in Canada.

  Customers

        The nine largest mortgage originators in Canada, consisting of banks, trust companies, and credit unions, collectively provide more than 80% of the financing for Canada's residential mortgage financing. These nine originators provided us with 85% of our new insurance written for the year ended December 31, 2003, compared with 86% for the year ended December 31, 2002 and 89% for the year ended December 31, 2001. Other market participants include regional banks, trust companies, and credit unions.

  Competitors

        The only other mortgage insurance competitor in Canada is the Canada Mortgage and Housing Corporation, or CMHC, which is a Crown corporation owned by the Canadian government. Because CMHC is a government-owned entity, its mortgage insurance provides lenders with 100% capital relief from bank regulatory requirements. CMHC also operates the Canadian Mortgage Bond Program, which provides lenders the ability to efficiently guaranty and securitize their mortgage loan portfolios. We compete with CMHC primarily based upon our reputation for high-quality customer service, quick decision-making on insurance applications, strong underwriting expertise and flexibility in terms of product development. In July 2003 the CMHC announced a 15% reduction in rates, which we have matched. This rate reduction, as well as any further similar actions taken by the CMHC, may cause our future revenue in our Canadian mortgage insurance business to decline. In addition, as in other markets, we compete in Canada with alternative products and financial structures, such as credit default swaps and captive insurers owned by lenders, that are designed to transfer credit default risk on mortgage loans.

  Australia and New Zealand

        We entered the Australian mortgage insurance market in 1997 with our acquisition of the operating assets of the Housing Loans Insurance Corporation, or HLIC, from the Australian government. We entered the New Zealand mortgage insurance market in 1999 as an expansion of our Australian operations. Our mortgage insurance operations in Australia and New Zealand accounted for approximately 36% of our total international mortgage insurance revenues for the year ended December 31, 2003.

  Products

        In Australia and New Zealand, we offer primary flow insurance, known as "lenders mortgage insurance," or LMI, and portfolio credit enhancement policies. As of December 31, 2003, LMI represented 89% and portfolio credit enhancement represented 11% of our mortgage insurance in force in Australia and New Zealand. Our principal product is LMI, which is similar to the primary flow insurance we offer in Canada, with single premiums and 100% coverage. Lenders usually collect the single premium from prospective borrowers at the time the loan proceeds are advanced and remit the amount to us as the mortgage insurer. We in turn allocate most of the proceeds to unearned premium reserves, invest those proceeds and recognize the premium revenues over time according to an actuarially determined multi-year schedule.

        We provide LMI on a flow basis to two types of customers: banks, building societies and credit unions; and non-bank mortgage originators, called mortgage managers. Banks, building societies and credit unions generally acquire LMI only for residential mortgage loans with loan-to-value ratios above 80%, because reduced capital requirements apply to high loan-to-value residential mortgages only if they have been insured by an "A" rated, or equivalently rated, mortgage insurance company that is regulated by the Australian Prudential Regulation Authority, or APRA. Our insurance subsidiary that serves the Australian and New Zealand markets has financial-strength ratings of "AA" (Very Strong) from S&P and Fitch and a rating of "Aa2" (Excellent) from Moody's. There is no comparable capital incentive to purchase mortgage insurance for mortgages with loan-to-value ratios below 80%. The "AA" rating is the third-highest of S&P's 21 ratings categories and the third-highest of Fitch's 24 ratings categories. The "Aa2" rating is the third-highest of Moody's 21 ratings categories.

        Mortgage managers fund their operations primarily through the issuance of mortgage-backed securities. Because they are not regulated by APRA, they do not have the same capital incentives as banks for acquiring LMI. However, they use LMI as the principal form of credit enhancement for these securities and generally purchase insurance for every loan they originate, without regard to the loan-to-value ratio.

        We also provide portfolio credit enhancement policies to APRA-regulated lenders that have originated loans for securitization in the Australian market. Portfolio mortgage insurance serves as an important source of credit enhancement for the Australian securitization market, and our portfolio credit enhancement coverage generally is purchased for low loan-to-value, seasoned loans written by APRA-regulated institutions. To date, a market for these portfolio credit enhancement policies has not developed in New Zealand to the same extent as in Australia.

        In both primary LMI and portfolio credit enhancement policies, our mortgage insurance provides insurance coverage for the entire unpaid loan balance, including selling costs and expenses, following the sale of the security property. Most of the loans we insure in Australia and New Zealand are variable rate mortgages with loan terms of between 20 and 30 years.

        In connection with our acquisition of the operating assets of HLIC in 1997, we agreed to service a mortgage insurance portfolio that was retained by the Australian government. We receive a small amount of management fees for handling claims and providing loss mitigation and related services, but we did not acquire HLIC's originated insurance policies and do not bear any risk on those policies.

  Customers

        The ten largest mortgage originators in Australia, consisting of seven banks and three mortgage managers, collectively provide more than 80% of Australia's and New Zealand's residential mortgage financing. These ten originators provided us with 78% of our new insurance written for the year ended December 31, 2003, compared with 77% and 74% for the years ended December 31, 2002 and 2001, respectively. Other market participants in Australian and New Zealand mortgage lending include regional banks, building societies and credit unions.

  Competitors

        The Australian and New Zealand mortgage insurance markets are served by one other independent LMI company, PMI, as well as various lender-affiliated captive mortgage insurance companies. We compete with PMI primarily based upon our reputation for high-quality customer service, quick decision making on insurance applications, strong underwriting expertise and flexibility in terms of product development. As in Canada, we also compete in Australia and New Zealand with alternative products and financial structures that are designed to transfer credit default risk on mortgage loans.

        APRA's license conditions require Australian mortgage insurance companies, including ours, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers, which APRA believes could facilitate the entry of new competitors.

  Europe

        We began our European operations in 1994 in the U.K., which is Europe's largest market for mortgage loan originations. We expanded into five additional countries between 1999 and 2003, and we continue to explore opportunities in other European countries. Mortgage insurance originating in the U.K. accounted for approximately 81% of our European mortgage insurance in force as of December 31, 2003. This large concentration in the U.K. is attributable primarily to the fact that we have been operating in that country considerably longer than in any other European country. Our mortgage insurance operations in Europe accounted for approximately 9% of our total international mortgage insurance revenues for the year ended December 31, 2003.

  Products

        Our European business currently consists principally of primary flow insurance on adjustable-rate mortgages. As is the case in our other non-U.S. markets, most primary flow insurance policies written in Europe are structured with single premium payments. Our primary flow insurance generally provides first-loss coverage in the event of default on a portion (typically 10%-20%) of the balance of an individual mortgage loan. We believe that, over time, there is an opportunity to provide additional products with higher coverage percentages to reduce the risks to lenders of low-down-payment lending to levels similar to those in more mature mortgage insurance markets. We also recently began offering portfolio credit enhancement policies to lenders that have originated loans for securitization in select European markets.

  Customers

        As a result of our strategy to expand organically into new markets in Europe with attractive growth potential, our portfolio of international mortgage insurance in force in Europe is concentrated in the countries where we have been active for the longest period of time and with customers with whom we have been doing business for the longest period of time. We expect this concentration to diminish over time. Our customers are primarily banks and mortgage investors, and our largest customer in Europe, which is a bank in the U.K., accounted for 48% of our new insurance written in the European markets for the year ended December 31, 2003, compared with 67% and 92% for the years ended December 31, 2002 and 2001, respectively. This customer periodically reviews its needs for external risk mitigation, including mortgage insurance, and recently has indicated to us that it may cease to purchase mortgage insurance. We are in discussions regarding alternative arrangements to retain our relationship with this customer. In any event, we believe that any decline in new insurance written with this customer will be offset by increased business from our existing and future customers.

  Competitors

        Our European business faces competition from both traditional mortgage insurance companies as well as providers of alternative credit enhancement products. Our competitors are both public and private entities. Public mortgage guarantee facilities exist in The Netherlands, Sweden, Finland and Italy, which provide (except in The Netherlands) first-loss coverage at premium rates and coverage levels similar to ours. We also face competition from affiliates of other U.S. private mortgage insurers, such as PMI, Radian and United Guaranty Residential Insurance Company, as well as multi-line insurers primarily in the U.K. and the Republic of Ireland, such as Norwich Union, Legal & General and Royal & SunAlliance. In April 2004, PMI purchased Royal & SunAlliance's mortgage insurance business in the U.K.

        We also face competition from alternative credit enhancement products, such as personal guarantees on high loan-to-value loans, second mortgages and bank guarantees, and captive insurance companies organized by lenders. Lenders also have sought other forms of risk transfer, such as the use of capital market solutions through credit derivatives. In addition, some European lenders have chosen to price for and retain the additional credit risk, effectively self-insuring their low-down-payment loans. We believe that our global expertise, coverage flexibility, and strong ratings provide a very valuable offering compared with competitors and alternative products.

  Loan portfolio

        The following table sets forth selected financial information regarding the effective risk in force of our international mortgage insurance loan portfolio as of the dates indicated:

	Historical
	December 31,
	2003	2002	2001
(Dollar amounts in millions)
Loan-to-value ratio
95.01% and above	$132	$12	$11
90.01% to 95.00%	11,549	6,884	4,486
80.01% to 90.00%	15,762	8,718	5,563
80.00% and below	15,926	10,091	6,651

Total	$43,369	$25,705	$16,711

Loan type
Fixed rate mortgage	$—	$—	$—
Adjustable rate mortgage	43,369	25,705	16,711

Total	$43,369	$25,705	$16,711

Mortgage term
15 years and under	$17,493	$11,813	$8,694
More than 15 years	25,876	13,892	8,017

Total	$43,369	$25,705	$16,711

Our businesses in Australia, New Zealand and Canada currently provide 100% coverage on the majority of the loans we insure in those markets. The table above presents effective risk in force, which recognizes that the loss on any particular loan will be reduced by the net proceeds received upon sale of the property. Effective risk in force has been calculated by applying to insurance in force a factor that represents our highest expected average per-claim payment for any one underwriting year over the life of our businesses in Australia, New Zealand and Canada. As of December 31, 2003 this factor was 35% in each of Australia, New Zealand and Canada.

  Loans in default and claims

        The claim process in our international mortgage insurance business is similar to the process we follow in our U.S. mortgage insurance business. "See—Mortgage Insurance—U.S. mortgage insurance—Loans in default and claims." The following table sets forth the number of loans insured, the number of loans in default and the default rate for our international mortgage insurance portfolio:

	Historical
	December 31,
	2003	2002	2001
Primary insurance
Insured loans in force	1,282,731	1,054,703	790,294
Loans in default	4,926	3,641	3,471
Percentage of loans in default (default rate)	0.4%	0.4%	0.4%
Flow loans in force	1,044,131	753,314	549,039
Flow loans in default	4,679	3,268	3,262
Percentage of flow loans in default (default rate)	0.5%	0.4%	0.6%
Portfolio credit enhancement loans in force	238,600	301,389	241,255
Portfolio credit enhancement loans in default	247	373	209
Percentage of portfolio credit enhancement loans in default (default rate)	0.1%	0.1%	0.1%

Corporate and Other

        Our Corporate and Other segment consists of net realized investment gains (losses), and unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), interest, and other financing expenses that are incurred at our holding company level. This segment also includes the results of Viking Insurance Company, GE Seguros and a few other small, non-core businesses that are managed outside our operating segments.

        Our subsidiary, Viking Insurance Company, is a Bermuda-based reinsurer primarily of leased equipment insurance and consumer credit insurance underwritten by American Bankers Insurance Company, or ABIC. GE's Vendor Financial Services business purchases property and casualty insurance from ABIC on behalf of certain of its lessees to cover leased equipment. ABIC then reinsures those policies with Viking. GE's Card Services business develops and markets credit insurance through credit card issuers, retailers and banks. These credit insurance policies also are underwritten by ABIC and then reinsured with Viking.

        Viking also has an in-force block of reinsurance of U.S. and Canadian consumer auto warranties and property and casualty gap insurance that protects consumers from the risk of loss on any difference between the value of an automobile and any loans secured by it. We do not intend to enter into any new warranty or gap insurance reinsurance treaties, and we intend to place the existing treaties in run-off, with the remaining program expiring over the next four years.

        GE has informed us that Vendor Financial Services intends to cease purchasing new insurance coverage on behalf of lessees through ABIC, as of March 1, 2004, and Card Services intends to phase out marketing credit insurance over the next several years. GE Capital has agreed to take all commercially reasonable efforts to maintain the relevant existing insurance and reinsurance relationships, but we expect Viking's reinsurance programs with GE's Card Services business and Vendor Financial Services to decline steadily over the next several years and, ultimately, be discontinued. With respect to Card Services' credit insurance, GE Capital may decide to encourage a switch of existing coverages to another program. In that event, GE Capital has agreed to pay Viking an amount equal to the net underwriting income that Viking is projected to receive as reinsurer from the date of discontinuation of any credit insurance program through December 31, 2008. See "Agreements Between GE and our Company—Relationship with GE—Agreement Regarding Continued Reinsurance by Viking."

        Our subsidiary, GE Seguros, is a small Mexican-domiciled multi-line insurer. We acquired this business in 1995 and currently hold 99.6% of its outstanding shares. GE Seguros is licensed to sell property and casualty, life and health insurance in Mexico.

        GE Seguros currently writes primarily motor vehicle coverage for personal and commercial domestic vehicles and personal coverage for tourist vehicles. It also writes a small amount of homeowners', commercial property, transport and life insurance. GE Seguros distributes its products through independent agents in Mexico and, for the tourist auto business, it also distributes its products through agents located in key U.S. border locations. GE Seguros maintains agency relationships through its branch offices in ten major Mexican cities.

        Viking, GE Seguros and other small, non-core businesses had aggregate net earnings of $28 million, $42 million and $47 million for the years ended December 31, 2003, 2002 and 2001.

Distribution

        We distribute our products through an extensive and diversified distribution network that is balanced between independent sales intermediaries, including financial intermediaries and independent producers, and dedicated sales specialists. We believe this access to a variety of distribution channels enables us to respond effectively to changing consumer needs and distribution trends. We have strategically positioned our multi-channel distribution network to capture a broad share of the distributor and consumer markets and to accommodate different consumer preferences in how to purchase insurance and financial services products.

  Protection and Retirement Income and Investments segments

        Our Protection and Retirement Income and Investments segments both distribute their products through the following channels:

  •
  Financial intermediaries, including banks, securities brokerage firms, and independent broker/dealers;

  •
  Independent producers, including brokerage general agencies, affluent market producer groups and specialized brokers; and

  •
  Dedicated sales specialists, including long-term care sales agents and affiliated networks of both accountants and personal financial advisers.

        The following table sets forth our annualized first-year premiums and deposits for the products in our Protection and Retirement Income and Investments segments (other than our European payment protection insurance business), categorized by each of our distribution channels. For our European payment protection business, the following table sets forth gross written premiums because historically we have not tracked annualized first-year premiums for this business.

	Historical
	Year ended December 31, 2003
	Financial Intermediaries	Independent producers	Dedicated sales specialists	Total
(Dollar amounts in millions)
Annualized first-year Premiums and Deposits(1)
Protection
Life insurance	$10	$145	$8	$163
Long-term care insurance	53	51	136	240
Group life and health insurance	—	144	—	144
Retirement Income and Investments
Spread-based retail products	1,386	897	84	2,367
Spread-based institutional products(2)	—	3,702	—	3,702
Fee-based products	2,005	803	99	2,907
Gross Written Premiums
Protection
European payment protection insurance	1,381	151	—	1,532

(1)
Annualized first-year premiums and deposits reflect the amount of business we generated during a specified period. We consider annualized first-year premiums and deposits to be a measure of our operating performance because they represent a measure of new sales of insurance policies and additional investments by our customers during a specified period, rather than a measure of our revenues or profitability during that period.

(2)
Deposits on spread-based institutional products include contracts that have matured but are redeposited with our company. In the year ended December 31, 2003, deposits of spread-based institutional products included $1,675 million that was redeposited.

  Financial intermediaries

        We have selling agreements with approximately 900 financial intermediaries in the U.S., including banks, securities brokerage firms and independent broker/dealers. We use financial intermediaries to distribute a significant portion of our fixed, variable and income annuities and other investment products, and long-term care insurance. They also distribute a small portion of our life insurance policies to their individual clients. We have approximately 100 wholesalers in the U.S. who are our employees and who work to develop sales relationships with new financial intermediaries and to expand sales through existing financial intermediaries. In addition, we have 87 distributors, most of which are financial intermediaries, for our European payment protection insurance products.

  Independent producers

        Brokerage general agencies.    We distribute most of our products, including life insurance, annuities and long-term care insurance through approximately 500 independent brokerage general agencies, or BGAs, located throughout the U.S. Approximately 270 of these BGAs distribute our life insurance, annuities and long-term care insurance products, and approximately 230 of them are long-term care insurance specialists and generally distribute only our long-term care insurance products. These BGAs market our products, and those of other insurance companies, through a network of approximately 243,500 independent brokers who are licensed and appointed to sell our products.

        Affluent market producer groups.    We have preferred carrier relationships with several industry leading affluent market producer groups. Through these relationships, we have access to approximately 5,000 producers who are licensed and appointed to sell our products. These groups target high-net-worth individuals, which we define to include households with at least $1 million of liquid assets, as well as small to medium-size businesses, which we define as those with fewer than 1,000 employees. We distribute life insurance, long-term care insurance and annuity products through these groups.

        Specialized brokers.    We distribute many of our products through brokers that specialize in a particular insurance or investment product and deliver customized service and support to their clients. We use a network of approximately 350 specialized independent brokers to distribute income annuities and structured settlements. We believe we have one of the oldest and largest distribution systems for structured settlements, and our relationships with many of these specialized brokers date back more than 20 years. We distribute our group life and health insurance products and services through an independent network of approximately 5,000 licensed group life and health brokers and agents that are supported by our nationwide sales force of approximately 100 employees. These group brokers and agents typically specialize in providing employee benefit and retirement solution services to employers. We also distribute GICs and funding agreements through a group of approximately 35 specialized brokers and investment managers.

  Dedicated sales specialists

        Long-term care agents.    We have approximately 1,800 sales agents who specialize in selling our long-term care insurance products, 70 of which are product specialists who assist our independent sales intermediaries in selling our long-term care insurance products. They also sell our Medicare supplement insurance product and the products of other insurers on a select basis. We employ the individuals who manage and support the dedicated sales specialists. We compensate our long-term care agents primarily on a commission basis. To support lead generation for this channel, we have a comprehensive direct mail and marketing program, including mass marketing and affinity strategies that target members of various organizations, such as travel, social and professional organizations. We also identify prospective customers through educational seminars, policyholder referrals and targeted promotions linked to our national advertising campaigns.

        Accountants and personal financial advisers.    We have more than 2,000 affiliated personal financial advisers, of whom approximately 1,700 are accountants, who sell our annuity and insurance products including variable products, third-party mutual funds and other investment products through our wholly-owned broker/dealers. In the past several years, accountants have been increasingly responsible for assisting their clients with long-term financial planning, as well as traditional accounting and tax-related services. As a result, we believe accountants provide us with an opportunity for growth as a distribution channel. We distribute primarily annuities and other investment products through this distribution channel.

  Mortgage Insurance

        We distribute our mortgage insurance products through our dedicated sales force of more than 100 employees located throughout the U.S. This sales force primarily markets to financial institutions and mortgage originators, which in turn offer mortgage insurance products to borrowers. In addition to our field sales force, we also distribute our products through a telephone sales force serving our small lender and broker customer segments, as well as through our "Action Center" which provides live phone and web chat based support for all our customer segments.

        We also maintain a dedicated sales force that markets our mortgage insurance products to lenders in Canada, Australia, New Zealand, and Europe. As in the U.S. market, our sales force markets to financial institutions and mortgage originators, who in turn offer mortgage insurance products to borrowers.

Marketing

        In addition to the breadth and variety of our distribution channels, we have differentiated our approach to the market through product breadth, technology services, specialized support for our distributors and innovative marketing programs tailored to particular consumer groups. We also have developed a comprehensive strategy to promote our new corporate brand after the completion of our initial public offering and our separation from GE.

        We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our smart breadth of products enable us to sustain strong relationships with our distributors and position us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships, while at the same time they continue to be able to access a broad range of products. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. These tools also make it easier for our customers and distributors to do business with us.

        We maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions, financial product design for affluent customers and technology solutions that support the distributors' sales efforts and by pursuing joint business improvement efforts. We also sponsor various advisory councils with independent sales intermediaries and dedicated sales specialists to gather their feedback on industry trends, new product suggestions and ways to enhance our relationships. For the past several years, we have offered programs to share our Six Sigma process quality methods with our distributors. To this end, we have participated in a joint business improvement initiative (originally developed by GE), called "At the Customer For the Customer," or ACFC, through which we help our independent sales intermediaries increase sales and realize greater efficiencies in their businesses. We believe ACFC has been favorably received by our distributors and has helped to differentiate us from our competitors. During 2003, our independent sales intermediaries initiated more than 200 projects through the ACFC program.

        We have designed innovative marketing programs that target different consumer groups. For example, we sponsor the GE Center for Financial Learning, which provides a web site to promote financial literacy. The site has won more than 35 Internet and industry awards and contains detailed information about various insurance and investment products and financial decisions facing consumers. The site was developed with the help of leading academic experts and financial professionals who also serve on the GE Center for Financial Learning's Advisory Board. This website is devoted solely to financial education and does not sell or promote any products. However, we believe the website contributes to the recognition of our products and services and generates loyalty among independent sales intermediaries and consumers.

        We also have been actively marketing our products to U.S. Latino customers, who we believe are substantially underserved by insurance and investment products, despite being the largest minority group in the U.S. As part of this campaign, we recruit Spanish-speaking agents, translate various marketing materials into Spanish, advertise our services on Telemundo Spanish television, participate in Latin American street fairs, and, as part of the GE Center for Financial Learning, operate a Spanish-language web site devoted to financial education for U.S. Latinos.

        Our other innovative marketing programs include our two mobile marketing units that visit more than 50 communities each year to generate publicity and sales opportunities for our products, our coordination of the national Long-Term Care Awareness Day, and our sponsorship of the Alzheimer Association's annual Memory Walk across the U.S.

        Branding has been, and will continue to be, an important aspect of our total marketing program. We currently use the GE brand name and logo in nearly all our marketing and distribution activities, including product names, product brochures, websites, stationery, signage, advertising and promotions. In addition, many of our insurance subsidiaries incorporate "GE," "General Electric" or "GE Capital" in their corporate names. Pursuant to a transitional trademark license agreement, GE will grant us the right to use the "GE" mark and the "GE" monogram for up to five years in connection with our products and services. GE also will grant us the right to use "GE," "General Electric" and "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the trademark license agreement. In addition, insurance regulators in the U.S. and the other countries where we do business could require us to accelerate the transition to our independent brand. See "Arrangements Between GE and Our Company—Relationship with GE—Intellectual Property Arrangements—Transitional Trademark License Agreement."

        Our branding strategy is to establish our new Genworth brand expeditiously while we continue to use the GE brand name and logo with customers. We are planning a phased brand rollout. Our first phase will emphasize the relationship between Genworth and the GE brand with continued references to GE and the GE brand in selective marketing materials. Within 12 months of the completion of our initial public offering, we intend to re-brand most standard communications materials with the Genworth logo, name and corporate identity, including the references to GE. During 2004 and 2005, we also intend to promote the Genworth brand through various communications, such as advertising, promotions, print media, the Internet, public relations efforts, and special events for distributors and consumers. We intend to customize our brand transition strategy for each of our distribution channels.

        We expect to incur aggregate expenses of approximately $35 million in each of the years ending December 31, 2004, 2005 and 2006 on marketing, advertising and legal entity transition expenses, reflecting primarily the costs of establishing our new brand throughout our business, including with consumers and sales intermediaries.

Risk Management

  Overview

        Risk management is a critical part of our business, and we have adopted rigorous risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management, and technology development projects. The primary objective of these risk management processes is to reduce the variations we experience from our expected results. We have an experienced group of more than 130 professionals, including actuaries, statisticians and other specialists, dedicated exclusively to our risk management process. We believe we have benefited from the sophisticated risk management techniques that GE applies throughout its businesses, and we have emphasized our adherence to those techniques as a competitive advantage in marketing and managing our products. We intend to maintain a prudent and highly disciplined risk management strategy as an independent company.

  New product introductions

        Our risk management process begins with the development and introduction of new products and services. We have established a rigorous product development process that specifies a series of required analyses, reviews and approvals for any new product. This process includes a review of the market opportunity and competitive landscape for each proposed product, major pricing assumptions and methodologies, return expectations, reinsurance strategies, underwriting criteria and business risks and potential mitigating factors. Before we introduce a new product in the market, we establish a monitoring program with specific performance targets and leading indicators, which we monitor frequently to identify any deviations from expected performance so that when necessary, we can take prompt corrective action. All new products require approval by our senior management team. We use a similarly rigorous process to introduce variations to existing products and to introduce existing products through new distribution channels.

  Product performance reviews

        The Risk Committee for our Protection and Retirement Income and Investments segments includes our President and Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Head of Product Management, Chief Investment Officer and Chief Actuary. The Risk Committee reviews each of our products on a regular cycle, typically approximately twice per year. These reviews include an analysis of the major drivers of profitability, underwriting performance, variations from expected results, regulatory and competitive environment and other factors affecting product performance. In addition, we initiate special reviews when a product's performance fails to meet any of the indicators we established during that product's introductory review process. If a product does not meet our performance criteria, we consider adjustments in pricing, design and marketing or ultimately discontinuing sales of that product. We review our underwriting, pricing and risk selection strategies on a regular basis to ensure that our products remain progressive, competitive and consistent with our marketing and profitability objectives. We are also subject to periodic external audits by our reinsurers, which provide us with valuable insights into other innovative risk management practices.

        In managing the risks of our Mortgage Insurance segment, we carefully monitor portfolio trends and product performance, including credit quality, product concentrations and claims development. We evaluate trends in our portfolio through various means, including comparison of results to pre-established targets and to our historical experience, analysis of borrower credit scores, and use of our own proprietary mortgage scoring model, OmniScore®. We obtain borrower FICO scores and other credit data directly from credit bureaus when available, thereby enabling us to independently evaluate the credit quality of loans submitted to us. We also regularly evaluate the profitability of our products in light of market conditions and forecasts developed during the product development process. As in our other segments, if a mortgage insurance product's performance fails to meet any of the indicators we established during that product's introductory review process or otherwise shows negative trends, we consider changes to our product guidelines, price adjustments, limiting our exposure or discontinuing the offering of that product. We also assess portfolio quality and loan performance at the lender account level using OmniScore®, FICO scores and other credit data and our historical claims experience. Our risk management team conducts portfolio quality and loan performance reviews with lenders as required, during which we consider and address any significant trends and performance issues. We also review the profitability of lender accounts on a quarterly basis to ensure that our business with these lenders is achieving anticipated performance levels and to identify trends requiring remedial action. Corrective actions may include changes to our underwriting guidelines, product mix or other programs with lenders.

  Asset-liability management

        We maintain segmented investment portfolios for the majority of our product lines. This enables us to perform an ongoing analysis of the interest rate risks associated with each major product line, in addition to the interest rate risk for our overall enterprise. We analyze the behavior of our liability cash flows across a wide variety of future interest rate scenarios, reflecting policy features and expected policyholder behavior. We also analyze the behavior of our asset portfolio across the same scenarios. We believe this analysis shows the sensitivity of both our assets and liabilities to large and small changes in interest rates and enables us to manage our assets and liabilities more effectively.

  Portfolio diversification

        We use strict limits to avoid concentrations of risk in our investment portfolio. The techniques we use to manage our exposure to credit risk, interest rate risk and market valuation risk are discussed in further detail below under "—Investments."

        In managing our mortgage insurance risk exposure, we carefully monitor geographic concentrations in our portfolio and the condition of housing markets in each country in which we operate. We monitor our concentration of risk in force at the regional, state and major metropolitan area levels on a quarterly basis. In the U.S., we evaluate the condition of housing markets in major metropolitan areas with our proprietary OmniMarketSM model, which rates housing markets based on variables such as economic activity, unemployment, mortgage delinquencies, home sales trends and home price changes. We also regularly monitor factors that affect home prices and their affordability by region and major metropolitan area.

  Actuarial databases and information systems

        Our extensive actuarial databases and innovative information systems technology are important tools in our risk management programs. We believe we have the largest actuarial database for long-term care insurance claims with almost 30 years of experience in offering those products. We also have substantial experience in offering individual life insurance products, and we have developed a large database of claims experience, particularly in preferred risk classes, which provides significant predictive experience for mortality.

        We use advanced and, in some cases, proprietary technology to manage variations in our underwriting process. For example, our GENIUS® new business processing system uses digital underwriting technology that is designed to reduce policy issue times, lower our operating costs and increase the consistency and accuracy of our underwriting process by reducing decision-making variation. In our mortgage insurance business we use borrower credit scores, our proprietary mortgage scoring model, OmniScore®, and our extensive database of mortgage insurance experience to evaluate new products and portfolio performance. OmniScore® uses the borrower's credit score and additional data concerning the borrower, the loan and the property, including loan-to-value ratio, loan type, loan amount, property type, occupancy status and borrower employment to predict the likelihood of having to pay a claim. In the U.S., OmniScore® also incorporates our assessment of the housing market in which a property is located, as evaluated with our OmniMarketSM model. We believe this additional mortgage data and housing market assessment significantly enhances OmniScore's® predictive power over the life of the loan. We perform portfolio analysis on an ongoing basis to determine if modifications are required to our product offerings, underwriting guidelines or premium rates.

  Compliance

        We take a disciplined approach to legal and regulatory compliance practices and throughout our company instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations. In recognition of this commitment, we have received the American Council of Life Insurers' Integrity First Award in both 2001 and 2002. We have approximately 140 employees dedicated to compliance matters.

Operations and Technology

  Service and support

        We have a dedicated team of approximately 5,000 service and support personnel (including our operations through an arrangement with a GE subsidiary in India) who assist our sales intermediaries and customers with their service needs. We use advanced and, in some cases, proprietary, patent-

pending technology to provide customer service and support, and we operate service centers that leverage technology, integrated processes, and Six Sigma process management techniques.

        In our Protection and Retirement Income and Investments segments, we interact directly and cost-effectively with our independent sales intermediaries and dedicated sales specialists through secure websites, which have enabled them to transact business with us electronically, obtain information about our products, submit applications, check application and account status and view commission information. We also provide our independent sales intermediaries and dedicated sales specialists with account information to disseminate to their customers through the use of industry-standard XML communications. Our technology teams actively participate in the development of industry standards and have received early adopter awards from industry organizations such as the Association for Cooperative Operations Research and Development, or ACORD.

        We also have introduced technologically advanced services to customers in our Mortgage Insurance segment. Historically, lenders submitted applications for mortgage insurance via mail, courier or fax. If we approved the loan, we would issue a certificate of insurance to the lender. Advances in technology now enable us to accept applications through electronic submission and to issue electronic insurance commitments and certificates. Our AU Central® Internet platform provides lenders real-time access to multiple automated underwriting systems at the point of sale, helping them to originate loans more easily and efficiently. For the year ended December 31, 2003, we issued approximately 82% of our U.S. mortgage insurance commitments electronically, compared to 78% for the year ended December 31, 2002 and 55% for the year ended December 31, 2001. Through our Internet-enabled information systems, lenders can receive information about their loans in our database, as well as make corrections, file notices and claims, report settlement amounts, verify loan information and access payment histories. We also assist in workouts through LMO Fast-Track, which we believe is the mortgage insurance industry's first on-line workout approval system, allowing lenders to request and obtain authorization from us for them to provide workout solutions to their borrowers.

  Operating centers

        We have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland. We expect to realize additional efficiencies from further facility rationalization, which includes centralizing additional U.S. operations and consolidating mailrooms and print centers. Through an arrangement with GE, we have a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing resources to our insurance operations. Most of the personnel in India have college degrees, and many have graduate degrees. See "Arrangements Between GE and Our Company—Relationship with GE—Arrangements regarding our operations in India" for a description of this arrangement.

  Technology capabilities

        We employ approximately 560 information technology professionals throughout our organization. These include approximately 30 project managers, all of whom have been certified by the Project Management Institute to design and develop new technological capabilities.

        We rely on proprietary processes for project approval, execution, risk management and benefit verification as part of our approach to technology investment. We hold, or have applied for, more than 120 patents. Our technology team is experienced in large-scale project delivery, including many insurance administration system consolidations and the development of Internet-based servicing capabilities. We continually manage technology costs by standardizing our technology infrastructure, consolidating application systems, reducing servers and storage devices, and managing project execution risks.

        We work with associates from GE's Global Research Center to develop new technologies that help deliver competitive advantages to our company. After our separation from GE, we will complete our existing projects with the GE Global Research Center under their current terms. We also may work on new projects with the GE Global Research Center in the future. All new projects will be pursuant to individual agreements that will be negotiated on mutually agreeable terms. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

  Six Sigma

        We believe we have greatly enhanced our operating efficiency and generated significant cost savings by using a highly disciplined quality management and process optimization methodology known as Six Sigma, which relies on the rigorous use of statistical techniques to assess process variations and defects. Six Sigma is a quality program consisting of a combination of GE proprietary and licensed materials, concepts, methodologies and software tools. The program uses a disciplined methodology to define, measure, analyze, improve and control the features and performance of a company's products and processes. Six Sigma creates a rigorous process analysis supported by data to measure defect levels in a given process or product. By measuring defects and identifying their root causes, processes and products can be improved to deliver and sustain higher levels of performance as measured by timeliness, accuracy, cost and customer satisfaction.

        We have a team of approximately 300 employees who have received extensive training and certification in Six Sigma, an additional 1,400 employees have received standard Six Sigma certification, and nearly all our employees have attained a basic level of competence in the Six Sigma methodology.

        Pursuant to the transition services agreement that we will enter into with GE prior to the completion of this offering, GE, at no cost to us, will ensure that we will be able to continue to use our Six Sigma program in a manner consistent with our use prior to the completion of this offering.

Reserves

        We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with U.S. GAAP and industry accounting practices. Many factors can affect these reserves and liabilities, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments.

  Protection

        We establish reserves for life insurance policies based generally upon actuarially recognized methods. We use mortality tables in general use in the U.S. and Europe, modified to reflect our expected claims. Persistency, expense and interest rate assumptions are based upon relevant experience and expectations for the future. We establish reserves at amounts we expect to satisfy our policy obligations, including assumptions for the receipt of additional premiums and of interest to be earned on the reserves. The liability for policy benefits for universal life insurance policies and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, plus any amount needed to provide for additional benefits. We also establish reserves for amounts that we have deducted from the policyholder's balance to compensate us for services to be performed in future periods, and we release these reserves as those future obligations are extinguished.

        We establish reserves for long-term care insurance policies based upon a variety of factors including claim likelihood, continuance, severity, persistency, and plan of coverage. Long-term care insurance policies are long-duration products, and therefore our future claims experience may be different from what we expected when we issued the policies. Moreover, long-term care insurance does not have the claims experience history of life insurance, and as a result, our ability to forecast claims for long-term care insurance products is more limited than for life products.

        Our liability for unpaid group life and health insurance claims, including our medical and non-medical lines, is an estimate of the ultimate net cost of both reported and unreported losses not yet settled. Our liability is based upon an evaluation of historical claim run-out patterns and includes a provision for adverse claim development. Reserves for long-term disability insurance represent the actuarial present value of benefits for current claimants. Claim benefit payments on long-term disability insurance policies consist of payments made monthly, in accordance with the contractual terms of the policy. Reserves for incurred but not reported claims in our group life and health insurance business are based upon historic incidence rates.

        We establish reserves for our European payment protection insurance using a number of actuarial models. Claims reserves are calculated separately for disability, life and unemployment business. Reserves are established at three different stages of a claim: incurred but not reported, reported but not paid and in the course of payment.

  Retirement Income and Investments

        For our investment contracts, including annuities, GICs, and funding agreements, contractholder liabilities are equal to the accumulated contract account values, which generally consist of an accumulation of deposit payments plus credited interest or investment earnings, less expense and mortality charges, as applicable, withdrawals and other amounts assessed through the end of the period. We also maintain a separate reserve for expected future payments above the account value due to the death of a contractholder. Liabilities for future policy benefits on our immediate fixed annuity contracts are calculated based upon a set of actuarial assumptions that we establish and maintain throughout the lives of the contracts.

  Mortgage Insurance

        In our mortgage insurance businesses, a significant period of time may elapse between the occurrence of the borrower's default on a mortgage payment, which is the event triggering a potential future claim payment, the reporting of such default and our eventual payment of the claim. Consistent with U.S. GAAP and industry accounting practices, we establish reserves for loans that are in default, including loans that are in default but have not yet been reported, by forecasting the percentage of loans in default on which we will ultimately pay claims and the average claim that will be paid. We generally consider a loan to be in default if the borrower has failed to make a required mortgage payment for two consecutive months. In addition to our reserves for known loans in default, we establish reserves for "loss adjustment expenses" to provide for the estimated costs of settling claims, including legal and other fees, and general expenses of administering the claims settlement process.

        We estimate ultimate claims and associated costs based upon our historical loss experience, adjusted for the anticipated effect of current economic conditions and projected economic trends. Consistent with U.S. GAAP and industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not currently in default.

        To improve the reserve estimation process, we segregate our mortgage loan portfolio based upon a variety of factors, and we analyze each segment of the portfolio in light of our default experience to produce our reserve estimate. We review these factors on a periodic basis and adjust our loss reserves accordingly. Although inflation is implicitly included in the estimates, the impact of inflation is not explicitly isolated from other factors influencing the reserve estimates. We do not discount our loss reserves for financial reporting purposes.

        We also establish liabilities related to contract underwriting indemnification. Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining that loans processed by our contract underwriters meet specified underwriting or purchase criteria. We revise our estimates of these liabilities from time to time to reflect our recent experience.

Reinsurance

        We follow the industry practice of reinsuring portions of our insurance risks with reinsurance companies. We use reinsurance both to diversify our risks and to manage loss exposures and capital effectively. The use of reinsurance permits us to write policies in amounts larger than the risk we are willing to retain, and also to write a larger volume of new business.

        We cede insurance primarily on a treaty basis, under which risks are ceded to a reinsurer on specific blocks of business where the underlying risks meet certain predetermined criteria. To a lesser extent, we cede insurance risks on a facultative basis, under which the reinsurer's prior approval is required on each risk reinsured. Use of reinsurance does not discharge us, as the insurer, from liability on the insurance ceded. We, as the insurer, are required to pay the full amount of our insurance obligations even in circumstances where we are entitled or able to receive payments from our reinsurer. The principal reinsurers to which we cede risks have A.M. Best financial strength ratings ranging from "A++" to "A-." Historically, we have not had significant concentrations of reinsurance risk with any one reinsurer. However, prior to the completion of this offering, we will enter into reinsurance transactions with UFLIC, which will result in a significant concentration of reinsurance risk with UFLIC, as discussed under "Arrangements Between GE and Our Company—Reinsurance Transactions."

        The following table sets forth, on an actual and pro forma basis, our exposure to our principal reinsurers, along with the reinsurance recoverable as of December 31, 2003, and the A.M. Best ratings of those reinsurers as of that date:

	Reinsurance recoverable	Pro forma reinsurance recoverable	A.M. Best rating
(Dollar amounts in millions)
UFLIC(1)	$0	$16,345	A+
IDS Life Insurance Company(2)	758	758	A+
Phoenix Life Insurance Company(3)	667	667	A
Swiss Re Life & Health America Inc.	157	157	A++
Munich American Reassurance Company	120	120	A+
ERC(4)	107	107	A-
Revios Reinsurance	84	84	A-

(1)
See "Arrangements Between GE and Our Company—Reinsurance Transactions."

(2)
Our reinsurance arrangement with IDS covers a run-off block of single-premium life insurance policies.

(3)
Our reinsurance arrangement with Phoenix covers a run-off block of corporate-owned life insurance policies. Both of these arrangements originated from acquisitions.

(4)
ERC refers to Employers Reassurance Corporation (an indirect subsidiary of GE) and ERC Life Reinsurance Corporation (an indirect subsidiary of GE until December 2003).

        As discussed above under "—Mortgage Insurance—Products and Services—Risk mitigation arrangements—Captive reinsurance," we have entered into a number of reinsurance agreements in which we share portions of our mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies, or captive reinsurers, affiliated with these lenders. In return, we cede an agreed portion of our gross premiums on insurance written to the captive reinsurers. Substantially all of our captive mortgage reinsurance arrangements are structured on an excess-of-loss basis.

        As of December 31, 2003 our total risk reinsured to all captive reinsurers was $2.6 billion, and the total capital held in trust for our benefit by all captive reinsurers was $410 million. These captive reinsurers are not rated, and their claims-paying obligations to us are limited to the amount of capital held in trust. We believe the capital held in trust by these captive reinsurers is sufficient to meet their anticipated obligations to us. However, we cannot ensure that each captive with which we do business can or will meet all its obligations to us.

Financial Strength Ratings

        Ratings with respect to financial strength are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products. Rating organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders.

        Upon the completion of this offering and the concurrent offerings, we expect our principal life insurance subsidiaries to be rated by A.M. Best, S&P and Moody's as follows:

Company	A.M. Best rating	S&P rating	Moody's rating
American Mayflower Life Insurance Company of New York	A+ (Superior)	AA- (Very strong)	Aa3 (Excellent)
Federal Home Life Insurance Company	A+ (Superior)	Not rated	Aa3 (Excellent)
First Colony Life Insurance Company	A+ (Superior)	AA- (Very Strong)	Aa3 (Excellent)
GE Capital Life Assurance Company of NY	A+ (Superior)	AA- (Very Strong)	Aa3 (Excellent)
GE Life and Annuity Assurance Company	A+ (Superior)	AA- (Very Strong)	Aa3 (Excellent)
GE Group Life Assurance Company	A (Excellent)	AA- (Very Strong)	Not Rated
General Electric Capital Assurance Company	A+ (Superior)	AA- (Very Strong)	Aa3 (Excellent)

        Upon the completion of this offering and the concurrent offerings, we expect our mortgage insurance subsidiaries to be rated by S&P, Moody's and Fitch as follows:

Company(1)	S&P rating	Moody's rating	Fitch rating
General Electric Mortgage Insurance Corporation	AA (Very Strong)	Aa2 (Excellent)	AA (Very Strong)
GE Mortgage Insurance Company Pty. Limited	AA (Very Strong)	Aa2 (Excellent)	AA (Very Strong)
GE Mortgage Insurance Limited	AA (Very Strong)	Aa2 (Excellent)	AA (Very Strong)

(1)
Our Canadian mortgage insurance company is not rated by any of the rating agencies shown above.

        The A.M. Best, S&P, Moody's and Fitch ratings included in this prospectus are not designed to be, and do not serve as, measures of protection or valuation offered to investors in this offering and the concurrent offerings. These financial strength ratings should not be relied on with respect to making an investment in our securities.

        A.M. Best states that its "A+" (Superior) rating is assigned to those companies that have, in its opinion, a superior ability to meet their ongoing obligations to policyholders. The "A+" (Superior) rating is the second-highest of fifteen ratings assigned by A.M. Best, which range from "A++" to "F".

        S&P states that an insurer rated "AA" (Very Strong) has very strong financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. The "AA" range is the second-highest of the four ratings ranges that meet these criteria, and also is the second-highest of nine financial strength rating ranges assigned by S&P, which range from "AAA" to "R." A plus (+) or minus (-) shows relative standing in a rating category. Accordingly, the "AA" and "AA-" ratings are the third- and fourth-highest of S&P's 21 ratings categories.

        Moody's states that insurance companies rated "Aa" (Excellent) offer excellent financial security. Moody's states that companies in this group constitute what are generally known as high-grade companies. The "Aa" range is the second-highest of nine financial strength rating ranges assigned by Moody's, which range from "Aaa" to "C." Numeric modifiers are used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest. Accordingly, the "Aa2" and "Aa3" ratings are the third- and fourth-highest of Moody's 21 ratings categories.

        Fitch states that "AA" (Very Strong) rated insurance companies are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small. The "AA" rating category is the second-highest of eight financial strength rating categories, which range from "AAA" to "D." The symbol (+) or (-) may be appended to a rating to indicate the relative position of a credit within a rating category. These suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category. Accordingly, the "AA" rating is the third-highest of Fitch's 24 ratings categories.

        A.M. Best, S&P, Moody's and Fitch review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future. Other agencies may also rate our company or our insurance subsidiaries on a solicited or an unsolicited basis.

Investments

        As of December 31, 2003, on a pro forma basis, we had total cash and invested assets of $61.2 billion (including $1.1 billion of restricted investments held by securitization entities) and an additional $8.2 billion held in our separate accounts, for which we do not bear investment risk. We manage our assets to meet diversification, credit quality, yield and liquidity requirements of our policy and contract liabilities by investing primarily in fixed-maturities, including government, municipal and corporate bonds, mortgage-backed and other asset-backed securities and mortgage loans on commercial real estate. We also invest in short-term securities and other investments, including a small position in equity securities. In all cases, investments for our particular insurance company subsidiaries are required to comply with restrictions imposed by applicable laws and insurance regulatory authorities.

        Our primary investment objective is to meet our obligations to policyholders and contractholders while increasing value to our stockholders by investing in a diversified portfolio of high-quality, income-producing securities and other assets. Our investment strategy will optimize investment income without relying on realized investment gains. In an effort to achieve this objective, we intend to pursue a prudent investment strategy focusing primarily on:

  •
  minimizing interest rate risk through rigorous management of asset durations relative to policyholder and contractholder obligations;

  •
  selecting assets based on fundamental, research-driven strategies;

  •
  emphasizing fixed-interest, low-volatility assets;

  •
  maintaining sufficient liquidity to meet unexpected financial obligations;

  •
  continuously evaluating our asset class mix and pursuing additional investment classes; and

  •
  rigorous, continuous monitoring of asset quality.

        We are exposed to two primary sources of investment risk:

  •
  credit risk, relating to the uncertainty associated with the continued ability of a given issuer to make timely payments of principal and interest; and

  •
  interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates.

        We manage credit risk by analyzing issuers, transaction structures and real estate properties. We use sophisticated analytic techniques to monitor credit risk. For example, we continually measure the probability of credit default and estimated loss in the event of such a default, which provides us with early notification of worsening credits. If an issuer downgrade causes our holdings of that issuer to exceed our risk thresholds, we automatically undertake a detailed review of the issuer's credit. We also manage credit risk through industry and issuer diversification and asset allocation practices. For commercial real estate loans, we manage credit risk through geographic, property type and product type diversification and asset allocation. We routinely review different issuers and sectors and conduct more formal quarterly portfolio reviews with our Investment Committee.

        We mitigate interest rate risk through rigorous management of the relationship between the duration of our assets and the duration of our liabilities, seeking to minimize risk of loss in both rising and falling interest rate environments. For further information on our management of interest rate risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

        The tables below present our investment positions and results on an historical and a pro forma basis. The pro forma data in these tables give effect to the reinsurance transactions with UFLIC described under "Arrangements Between GE and Our Company—Reinsurance Transactions." The actual investment assets that will be transferred in the reinsurance transactions have been determined on an asset-by-asset basis and the pro forma financial position adjustments have been determined based upon the actual assets that will be transferred. Because a significant portion of the assets to be transferred were not owned for the entire period, the pro forma earnings adjustments were based upon a proportional allocation of investment income from the investment assets historically identified as supporting the blocks reinsured. Under our existing investment management strategies, multiple product lines with similar characteristics can be supported by a single portfolio of investment securities, known as "multiple product portfolios." Where the reinsurance transactions with UFLIC relate to products supported by multiple product portfolios, the pro forma net investment income and net realized investment gains (losses) attributable to the reinsured liabilities were determined using an allocation approach, applying the ratio of reinsured liabilities to the total liabilities supported by the multiple product portfolio to the portfolio's net investment income and net realized investment gains (losses), respectively. As a result, the pro forma information does not represent the results we would have achieved had those reinsurance transactions been consummated at the beginning of the periods presented, and the information presented may not be a reliable indicator of our future results.

        The following table sets forth, on an historical and pro forma basis, our cash and invested assets as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Fixed-maturities, available-for-sale
Public	$51,336	64%	$48,964	67%	$36,852	60%
Private	14,149	18%	11,833	16%	10,590	17%
Mortgage loans	6,114	8%	5,302	7%	5,676	9%
Equity securities and other investments	4,389	5%	4,165	6%	3,979	7%
Policy loans	1,105	1%	983	1%	1,096	2%
Restricted investments held by securitization entities	1,069	1%	—	0%	1,069	2%
Cash, cash equivalents and short-term investments	2,513	3%	2,402	3%	1,984	3%

Total cash and invested assets	$80,675	100%	$73,649	100%	$61,246	100%

  Organization

        Historically, GEAM has provided investment management services for portions of the investment portfolios of the U.S. and Canadian companies in our Mortgage Insurance segment pursuant to various investment management agreements. Prior to May 2002, we managed the investment portfolios of the U.S. companies in our Protection and Retirement Income and Investments segments through our subsidiary, General Electric Capital Assurance Company, or GECA, one of our life insurance companies. In May 2002, we and GE determined that it would be mutually beneficial for us to consolidate our investment management operations with GEAM. As a result, in May 2002, we consolidated GECA's investment operations with GEAM, and our U.S. insurance subsidiaries entered into investment management and services agreements with GEAM. GEAM has provided investment management services for our domestic operations' investment portfolios pursuant to these agreements and investment guidelines approved by the boards of directors of our respective companies. This consolidation strengthened GE's existing services to its insurance subsidiaries by centralizing investment management and credit analysis expertise, attracting superior professional talent due to improved career opportunities and establishing common research and trading teams on a unified technology platform. We incurred expenses for investment management and related administrative services provided by GEAM of $61 million, $39 million and $2 million for the years ended December 31, 2003, 2002 and 2001, respectively. GEAM is a registered investment adviser that, prior to the consolidation, provided a full range of investment management services, primarily to the GE Pension Trust, the funding vehicle for GE's defined benefit pension plan, as well as a wide range of affiliated and non-affiliated institutional clients, including certain other GE-affiliated insurance entities.

        Prior to the completion of this offering, GEAM managed nearly all the investment operations for the benefit of our insurance subsidiaries and other GE-affiliated insurance companies. After the completion of this offering, we will establish our own investment department with more than 100 individuals, led by our Chief Investment Officer, who will preside over our Investment Committee, which will report to our Board of Directors and the boards of directors of our insurance company subsidiaries. Our investment department will include portfolio management, risk management, finance and accounting functions. Our investment department, under the direction of the Investment Committee, will be responsible for establishing investment policies and strategies, reviewing asset-liability management and performing asset allocation. In addition, we will manage certain asset classes for our domestic insurance operations that are currently managed by GEAM, including commercial mortgage loans, privately placed debt securities and derivatives.

        Our agreements with GEAM will, with limited exceptions, be amended in connection with our initial public offering and separation from GE. See "Arrangements Between GE and Our Company—Relationship with GE—Investment Agreements."

        Management of investments for our non-U.S. operations will be overseen by the managing director and boards of directors of the applicable non-U.S. legal entities in consultation with our Chief Investment Officer. Substantially all the assets of our European payment protection and mortgage insurance businesses will be managed by GEAML, pursuant to agreements that are substantially similar to our agreements with GEAM in the U.S. The majority of the assets of our Canadian, Australian and New Zealand mortgage insurance businesses will continue to be managed by unaffiliated investment managers located in their respective countries.

  Investment results

        The annualized yield on general account cash and invested assets, excluding net realized investment gains (losses), was 5.2% and 5.8% for the years ended December 31, 2003 and 2002, respectively.

        The following table sets forth, on an historical and pro forma basis, information about our investment income, net realized investment gains (losses) and ending assets (except for restricted investments held by securitization entities) for components of our investment portfolio as of the dates and for the periods. The table also sets forth, on an historical basis, the yields based upon our average assets for the period presented. We have not presented investment yields on a pro forma basis because we have not prepared information about our average assets, on a pro forma basis for the year ended December 31, 2002, to permit the calculation of investment yields on a comparable basis to the historical yields presented below.

							Pro forma
	Historical
							As of and for the year ended December 31,
	As of and for the years ended December 31,
	2003		2002		2001		2003
	Yield	Amount	Yield	Amount	Yield	Amount	Amount
(Dollar amounts in millions)
Fixed maturities—taxable
Investment income	5.6%	$3,354	6.2%	$3,333	6.9%	$3,232	$2,346
Net realized investment gains (losses)		(25)		152		123	(2)

Total		3,329		3,485		3,355	2,344

Ending assets		62,132		57,490		50,147	44,245

Fixed maturities—non-taxable
Investment income	3.8%	128	4.7%	158	5.0%	159	127
Net realized investment gains		41		157		22	41

Total		169		315		181	168

Ending assets		3,353		3,307		3,348	3,197

Mortgage and other loans
Investment income	7.2%	410	7.4%	361	7.8%	348	333
Net realized investment gains (losses)		(1)		13		(10)	(1)

Total		409		374		338	332

Ending assets		6,114		5,302		4,499	5,676

Equity securities
Investment income	2.8%	27	2.5%	39	2.0%	36	26
Net realized investment gains (losses)		(45)		(169)		(59)	(47)

Total		(18)		(130)		(23)	(21)

Ending assets		600		1,295		1,835	428

Other investments, including policy loans
Investment income	2.4%	105	3.2%	112	5.3%	141	103
Net realized investment gains		40		51		125	47

Total		145		163		266	150

Ending assets		4,894		3,853		3,044	4,647

Cash, cash equivalents and short-term investments
Investment income	2.4%	58	2.2%	37	3.1%	34	56

Ending assets		2,513		2,402		985	1,984

Total cash and invested assets
Investment income before expenses and fees	5.3%	4,082	5.9%	4,040	6.6%	3,950	2,991
Investment expenses and fees		(67)		(61)		(55)	(63)

Net investment income	5.2%	4,015	5.8%	3,979	6.5%	3,895	2,928
Net realized investment gains (losses)		10		204		201	38

Total		$4,025		$4,183		$4,096	$2,966

  Fixed maturities

        Fixed maturities, including tax-exempt bonds, consist principally of publicly traded and privately placed debt securities, and represented 81% and 83% of total cash and invested assets as of December 31, 2003 and 2002, respectively, and 77% on a pro forma basis as of December 31, 2003.

        Based upon estimated fair value, public fixed maturities represented 78% and 81% of total fixed maturities as of December 31, 2003 and 2002, respectively, and 78% of total fixed maturities on a pro forma basis as of December 31, 2003. Private fixed maturities represented 22% and 19% of total fixed maturities as of December 31, 2003 and 2002, respectively, and 22% of total fixed maturities on a pro forma basis as of December 31, 2003. We invest in privately placed fixed maturities in an attempt to enhance the overall value of the portfolio, increase diversification and obtain higher yields than can ordinarily be obtained with comparable public market securities. Generally, private placements provide us with protective covenants, call protection features and, where applicable, a higher level of collateral. However, our private placements are not freely transferable because of restrictions imposed by federal and state securities laws, the terms of the securities, and illiquid trading markets.

        The Securities Valuation Office of the NAIC evaluates bond investments of U.S. insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3" or higher by Moody's, or rated "BBB-" or higher by S&P) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

        The following tables present, on an historical and pro forma basis, our public, private and aggregate fixed maturities by NAIC and/or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprises. Our non-U.S. fixed maturities generally are not rated by the NAIC and are shown based upon their equivalent rating of the Nationally Recognized Statistical Rating Organizations. Similarly, certain privately placed fixed maturities that are not rated by the Nationally Recognized Statistical Rating Organizations are shown based upon their NAIC designation. Certain securities, primarily non-U.S. securities, are not rated by the NAIC or the Nationally Recognized Statistical Rating Organizations and are so designated.

		Historical						Pro forma
		December 31,						December 31,
Public fixed maturities		2003			2002			2003
NAIC rating	Rating agency equivalent designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$32,095	$33,212	64%	$30,904	$31,899	65%	$24,762	$25,405	69%
2	Baa	13,866	14,778	29%	13,752	14,032	29%	8,693	9,173	25%
3	Ba	1,829	1,896	4%	1,970	1,758	4%	1,306	1,371	4%
4	B	1,023	979	2%	839	681	1%	623	610	2%
5	Caa and lower	295	272	1%	370	255	1%	165	152	0%
6	In or near default	96	104	0%	158	129	0%	43	46	0%
Not rated		92	95	0%	170	210	0%	93	95	0%

	Total public fixed maturities	$49,296	$51,336	100%	$48,163	$48,964	100%	$35,685	$36,852	100%

		Historical						Pro forma
		December 31,						December 31,
Private fixed maturities		2003			2002			2003
NAIC Rating	Rating agency equivalent designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$7,029	$7,388	52%	$5,845	$6,208	53%	$5,047	$5,257	50%
2	Baa	5,182	5,442	38%	4,194	4,412	37%	4,099	4,268	40%
3	Ba	691	728	5%	626	636	5%	556	584	6%
4	B	234	228	2%	124	108	1%	204	199	2%
5	Caa and lower	192	177	1%	132	97	1%	152	141	1%
6	In or near default	93	86	1%	60	52	0%	54	47	0%
Not rated		99	100	1%	317	320	3%	93	94	1%

	Total private fixed maturities	$13,520	$14,149	100%	$11,298	$11,833	100%	$10,205	$10,590	100%

		Historical						Pro forma
		December 31,						December 31,
Total fixed maturities		2003			2002			2003
NAIC rating	Rating agency equivalent designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$39,124	$40,600	62%	$36,749	$38,107	63%	$29,809	$30,662	65%
2	Baa	19,048	20,220	31%	17,946	18,444	30%	12,792	13,441	28%
3	Ba	2,520	2,624	4%	2,596	2,394	4%	1,862	1,955	4%
4	B	1,257	1,207	2%	963	789	1%	827	809	2%
5	Caa and lower	487	449	1%	502	352	1%	317	293	1%
6	In or near default	189	190	0%	218	181	0%	97	93	0%
Not rated		191	195	0%	487	530	1%	186	189	0%

	Total fixed maturities	$62,816	$65,485	100%	$59,461	$60,797	100%	$45,890	$47,442	100%

        The following table sets forth, on an historical and pro forma basis, the amortized cost and estimated fair value of fixed maturities by contractual maturity dates (excluding scheduled sinking funds) as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
Maturity	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
(Dollar amounts in millions)
Due in one year or less	$1,747	$1,761	$567	$562	$1,690	$1,702
Due after one year through five years	11,400	11,817	10,080	10,189	10,443	10,826
Due after five years through ten years	13,318	13,901	11,135	11,423	10,803	11,239
Due after ten years	24,288	25,756	25,784	26,354	12,915	13,458

Subtotal	50,753	53,235	47,566	48,528	35,851	37,225
Mortgage-backed and asset-backed	12,063	12,250	11,895	12,269	10,039	10,217

Total fixed maturities	$62,816	$65,485	$59,461	$60,797	$45,890	$147,442

        We diversify our fixed maturities by security sector. The following table sets forth, on an historical and pro forma basis, the estimated fair value of our fixed maturities by sector, as well as the percentage of the total fixed maturities holdings that each security sector comprised as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
Security Sector	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
U.S. government and agencies	$1,055	2%	$1,167	2%	$666	1%
State and municipal	3,350	5%	3,307	5%	3,196	7%
Government—Non-U.S.	1,551	2%	1,001	2%	1,457	3%
U.S. corporate	33,025	50%	31,027	51%	21,761	46%
Corporate—Non-U.S.	7,949	12%	5,247	9%	6,053	13%
Mortgage-backed	7,848	12%	8,293	14%	6,435	13%
Asset-backed	4,404	7%	3,976	6%	3,782	8%
Public utilities	6,303	10%	6,779	11%	4,092	9%

Total fixed maturities	$65,485	100%	$60,797	100%	$47,442	100%

        The following table sets forth, on an historical and pro forma basis, the major industry types that comprise our corporate bond holdings, based primarily on industry codes established by Lehman Brothers, as well as the percentage of the total corporate bond holdings that each industry comprised as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
Industry	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Finance and insurance	$13,069	28%	$10,435	24%	$9,507	30%
Utilities and energy	10,345	22%	10,534	24%	7,373	23%
Consumer—non cyclical	6,036	13%	4,822	11%	4,111	13%
Consumer—cyclical	4,356	9%	3,656	9%	2,963	9%
Capital goods	2,928	6%	3,408	8%	1,086	3%
Industrial	3,340	7%	3,307	8%	2,939	9%
Technology and communications	2,972	6%	2,519	6%	1,852	6%
Transportation	1,970	4%	2,251	5%	969	3%
Other	2,258	5%	2,121	5%	1,106	4%

Total	$47,274	100%	$43,053	100%	$31,906	100%

        We diversify our corporate bond holdings by industry and issuer. The portfolio does not have significant exposure to any single issuer. As of December 31, 2003, on an historical basis, our combined holdings in the ten issuers to which we had the greatest exposure was $2,714 million, which was approximately 3% of our total cash and invested assets as of such dates. The exposure to the largest single issuer of corporate bonds we held as of December 31, 2003, on an historical basis, was $315 million which was approximately 0.4% of our total cash and invested assets as of such date.

        We do not have a material unhedged exposure to foreign currency risk in our invested assets. In our non-U.S. insurance operations, both our assets and liabilities are generally denominated in local currencies. Foreign currency denominated securities supporting U.S. dollar liabilities generally are swapped into U.S. dollars using derivative instruments.

  Mortgage-backed securities

        The following table sets forth, on an historical and pro forma basis, the types of mortgage-backed securities we held as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Commercial mortgage-backed securities	$5,348	68%	$5,302	64%	$4,325	67%
Collateralized mortgage obligations	799	10%	1,474	18%	662	10%
Pass-through securities	32	0%	192	2%	32	1%
Sequential pay class bonds	922	12%	763	9%	751	12%
Planned amortization class bonds	265	4%	407	5%	211	3%
Other	481	6%	155	2%	454	7%

Total	$7,847	100%	$8,293	100%	$6,435	100%

        We purchase mortgage-backed securities to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flow will be received. The majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability. We believe our active monitoring and analysis of this portfolio, focus on stable types of securities, and limits on our holdings of more volatile types of securities reduces the effects of interest rate fluctuations on this portfolio.

        Commercial mortgage-backed securities, or CMBs, which represent our largest class of mortgage-backed-securities, are securities backed by a diversified pool of first mortgage loans on commercial properties ranging in size, property type and geographic location. The primary risk associated with CMBs is default risk. Prepayment risk on CMBs is generally low because of prepayment restrictions contained in the underlying collateral.

        The majority of our collateralized mortgage obligations, or CMOs, are guaranteed or otherwise supported by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. CMOs separate mortgage pools into different maturity classes called tranches, which generally provides for greater cash flow stability than other mortgage-backed securities.

        Pass-through securities are the most liquid assets in the mortgage-backed sector. Pass-through securities distribute, on a pro rata basis to their holders, the monthly cash flows of principal and interest, both scheduled and prepayments, generated by the underlying mortgages.

        Sequential pay class bonds receive principal payments in a prescribed sequence without a pre-determined prepayment schedule. Planned amortization class bonds are bonds structured to provide more certain cash flows to the investor and therefore are subject to less prepayment and extension risk than other mortgage-backed securities.

  Asset-backed securities

        The following table sets forth, on an historical and pro forma basis, the types of asset-backed securities we held as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Automobile receivables	$1,425	32%	$1,741	44%	$1,313	35%
Home equity loans	1,043	24%	815	20%	942	25%
Credit card receivables	1,131	26%	918	23%	1,079	28%
Other	804	18%	502	13%	448	12%

Total	$4,403	100%	$3,976	100%	$3,782	100%

        We purchase asset-backed securities both to diversify the overall risks of our fixed maturities portfolio and to provide attractive returns. Our asset-backed securities are diversified by type of asset, issuer and servicer. As of December 31, 2003, on an historical and pro forma basis, approximately $3,488 million and $2,879 million, respectively, or 79% and 76%, respectively, of the total amount of our asset-backed security investments were rated "Aaa/AAA" by Moody's or S&P.

        The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

  Mortgage loans

        Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of mortgage loans is stated at original cost net of prepayments and amortization.

        We diversify our commercial mortgage loans by both geographic region and property type. The following table sets forth, on an historical and pro forma basis, the distribution across geographic regions and property types for commercial mortgage loans as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Office	$2,024	33%	$1,610	30%	$1,922	34%
Industrial	1,812	30%	1,546	29%	1,684	30%
Retail	1,500	25%	1,476	28%	1,366	24%
Apartments	573	9%	520	10%	529	9%
Mixed use/other	205	3%	150	3%	175	3%

Total	$6,114	100%	$5,302	100%	$5,676	100%

Region
Pacific	$1,867	31%	$1,606	30%	$1,745	31%
South Atlantic	1,194	20%	1,174	22%	1,097	19%
Middle Atlantic	932	15%	729	14%	840	15%
East North Central	771	12%	519	10%	730	13%
Mountain	478	8%	454	9%	423	7%
West South Central	288	5%	241	4%	281	5%
West North Central	271	4%	267	5%	259	5%
East South Central	226	4%	222	4%	214	4%
New England	87	1%	90	2%	87	1%

Total	$6,114	100%	$5,302	100%	$5,676	100%

        The following table sets forth, on an historical and pro forma basis, the distribution of our commercial mortgage loans by loan size as of the dates indicated:

	Historical						Pro forma
	December 31,						December 31,
	2003			2002			2003
	Number of loans	Principal balance	% of total	Number of loans	Principal balance	% of total	Number of loans	Principal balance	% of total
(Dollar amounts in millions)
Under $5 million	1,627	$3,153	51%	1,693	$3,149	59%	1,521	$2,912	51%
$5 million but less than $10 million	207	1,394	23%	183	1,232	23%	194	1,317	23%
$10 million but less than $20 million	67	948	15%	53	708	13%	62	869	15%
$20 million but less than $30 million	13	309	5%	7	177	3%	11	266	5%
More than $30 million	8	358	6%	2	80	2%	8	358	6%

Total	1,922	$6,162	100%	1,938	$5,346	100%	1,796	$5,722	100%

        The following table sets forth, on an historical and pro forma basis, the scheduled maturities for our commercial mortgage loans as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Due in 1 year or less	$68	1%	$72	1%	$68	1%
Due after 1 year through 2 years	60	1%	99	2%	60	1%
Due after 2 year through 3 years	122	2%	81	2%	122	2%
Due after 3 year through 4 years	64	1%	126	2%	64	1%
Due after 4 year through 5 years	389	6%	79	2%	389	7%
Due after 5 years	5,411	89%	4,845	91%	4,973	88%

Total	$6,114	100%	$5,302	100%	$5,676	100%

        We monitor our mortgage loans on a continual basis. These reviews include an analysis of the property, its financial statements, the relevant market and tenant creditworthiness. Through this monitoring process, we review loans that are restructured, delinquent or under foreclosure and identify those that management considers to be potentially delinquent.

        The following table sets forth, on an historical and pro forma basis, the changes in allowance for losses on mortgage loans as of the dates indicated:

	Historical			Pro forma
	As of or for the years ended December 31,			As of or for the years ended December 31,
	2003	2002	2001	2003
(Dollar amounts in millions)
Balance, beginning of period	$45	$58	$47	$42
Additions	8	10	9	8
Deductions for writedowns and dispositions	(3)	(23)	2	(3)

Balance, end of period	$50	$45	$58	$47

  Equity securities and other investments

        The following table sets forth, on an historical and pro forma basis, the carrying values of our investments in equity securities and other investments as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Equity securities	$600	14%	$1,295	31%	$428	11%
Securities lending	3,026	68%	2,195	53%	3,026	76%
Limited partnerships	253	6%	202	5%	186	5%
Real estate	120	3%	127	3%	1	0%
Other investments	390	9%	346	8%	338	8%

Total	$4,389	100%	$4,165	100%	$3,979	100%

        Our equity securities primarily consist of investments in publicly traded common stocks and some preferred stock of U.S. and non-U.S. companies. We also participate in a securities lending program, whereby blocks of securities included in our investments are loaned primarily to major brokerage firms. We require a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. The limited partnerships primarily represent interests in pooled investment funds that make private equity investments in U.S. and non-U.S. companies. We classify our investments in common stocks as available-for-sale. Real estate consists of ownership of real property, primarily commercial property. Other investments are primarily amounts on deposit with foreign governments, options and strategic equity investments.

  Derivative financial instruments

        We use derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate interest rate and currency risk by:

  •
  reducing the risk between the timing of the receipt of cash and its investment in the market;

  •
  matching the currency of invested assets with the liabilities they support;

  •
  converting the asset duration to match the duration of the liabilities; and

  •
  protecting against the early termination of an asset or liability.

        As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

        The following table sets forth, on an historical and pro forma basis, our positions in derivative financial instruments, other than equity options, as of the dates indicated:

	Historical				Pro forma
	December 31,				December 31,
	2003		2002		2003
	Notional value	% of total	Notional value	% of total	Notional value	% of total
(Dollar amounts in millions)
Interest rate swaps	$9,960	90%	$9,233	90%	$7,786	92%
Foreign currency swaps	697	6%	225	2%	514	6%
Swaptions	474	4%	814	8%	193	2%
Foreign exchange contracts	30	0%	30	0%	30	0%

Total	$11,161	100%	$10,302	100%	$8,523	100%

Employees

        As of December 31, 2003, we had approximately 5,850 full-time and 100 part-time employees. We believe our employee relations are satisfactory. To the best of our knowledge, none of our employees are subject to collective bargaining agreements. Some of our employees in Europe may be members of trade unions, but local data privacy laws prohibit us from asking them about their membership in trade unions, and they are not required to inform us.

Facilities

        We own our headquarters facility in Richmond, Virginia, which consists of approximately 461,000 square feet in four buildings, as well as several facilities with approximately 462,000 square feet in Lynchburg, Virginia. In addition, we lease approximately 1,348,000 square feet of office space in 98 locations throughout the U.S. We also own one building outside the U.S., with approximately 2,600 square feet, and we lease approximately 421,000 square feet in various locations outside the U.S.

        Most of our leases in the U.S. and other countries have lease terms of three to five years, although some leases have terms of up to eight years. Our aggregate annual rental expense under all these leases was $30 million during the year ended December 31, 2003.

        We believe our properties are adequate for our business as presently conducted.

Legal Proceedings

        We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payment and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary duties to customers. In our investment-related operations, we are or may become subject to litigation involving commercial disputes with counterparties or others and class action and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of assets and annuity and investment products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers or breached fiduciary or other duties to customers. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. In addition, state insurance regulatory authorities and other authorities regularly make inquiries and conduct investigations concerning our compliance with applicable insurance, investment and other laws and regulations.

        Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages. Given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, an adverse outcome in certain matters in addition to those described below could have a material adverse effect on our financial condition or results of operations.

        One of our insurance subsidiaries is named as a defendant in a lawsuit, McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co., related to the sale of universal life insurance policies. The complaint was filed on November 1, 2000, in Georgia state court as a class action on behalf of all persons who purchased certain universal life insurance policies from that subsidiary and alleges improper practices in connection with the sale and administration of universal life policies. The plaintiffs sought unspecified compensatory and punitive damages. On December 1, 2000, we removed the case to the U.S. District Court for the Middle District of Georgia. No class has been certified. We have vigorously denied liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve our differences with policyholders, we agreed in principle on October 8, 2003 to settle the case on a nationwide class action basis with respect to the insurance subsidiary named in the lawsuit. The settlement provides benefits to the class, and allows us to continue to serve our customers' needs undistracted by disruptions caused by litigation. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class or for court approval, and a final settlement is not certain. In the third quarter of 2003, we accrued $50 million in reserves relating to this litigation, which represents our best estimate of bringing this matter to conclusion. The precise amount of payments in this matter cannot be estimated because they are dependent upon court approval of the class and related settlement, the number of individuals who ultimately will seek relief in the claim form process of any approved class settlement, the identity of such claimants and whether they are entitled to relief under the settlement terms and the nature of the relief to which they are entitled.

        One of our mortgage insurance subsidiaries is named as a defendant in two lawsuits filed in the U.S. District Court for the Northern District of Illinois, William Portis et al. v. GE Mortgage Insurance Corp. and Karwo v. Citimortgage, Inc. and General Electric Mortgage Insurance Corporation. The Portis complaint was filed on January 15, 2004, and the Karwo complaint was filed on March 15, 2004. Each action seeks certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance at a rate higher than our "best available rate," based upon credit information we obtained. Each action alleges that the FCRA requires an "adverse action" notice to such borrowers and that we violated the FCRA by failing to give such notice. The plaintiffs in Portis allege in the complaint that they are entitled to "actual damages" and "damages within the Court's discretion of not more than $1,000 for each separate violation" of the FCRA. The plaintiffs in Karwo allege that they are entitled to "appropriate actual, punitive and statutory damages" and "such other or further relief as the Court deems proper." Similar cases are pending against six other mortgage insurers. We intend to vigorously defend against these actions, but we cannot predict their outcome.

        We agreed to an injunction as part of a September 2002 settlement of a putative class action, Douglas v. General Electric Mortgage Insurance Corporation, dba General Electric Capital Mortgage Insurance, and General Electric Mortgage Insurance Corporation of North Carolina, dba General Electric Capital Mortgage Insurance, alleging that we violated RESPA by providing items of value to induce lenders to refer mortgage insurance business to it. The complaint was filed on December 15, 2000, in the United States District Court for the Southern District of Georgia. Pursuant to the settlement, we paid $9 million in damages and other costs of settlement. The injunction, which expired on December 31, 2003, provides that so long as certain products and services challenged in the lawsuit, including contract underwriting, captive reinsurance arrangements and certain other products and services, meet the minimum requirements for risk transfer and cost recovery specified in the injunction, they will be deemed to be in compliance with RESPA, thus barring lawsuits by class members for any mortgage insurance-related claim in connection with any loan transaction closed on or before December 31, 2003. The class members gave a general release to our mortgage insurance subsidiary, lenders and the GSEs for all claims on insurance commitments issued December 17, 1997 through December 31, 2003, including claims under RESPA and related state law claims. In accordance with the terms of the injunction, we provide contract underwriting services pursuant to written agreements with lenders at fees that cover our marginal costs of providing these services.

        It is not clear whether the expiration of the injunction will lead to new litigation under RESPA and related state law against mortgage insurers, including us. Any future claims made against us could allege either that we violated the terms of the injunction or that our pricing structures and business practices violate RESPA after the expiration of the injunction. We cannot predict whether any change in our pricing structure or business practices, whether in response to any changes by our competitors in their pricing structure or business practices or otherwise, or whether any services we or they may provide to mortgage lenders, could be found to violate RESPA or any future injunction that might be issued.

        One of our subsidiaries is involved in an arbitration regarding our delegated underwriting practices. A mortgage lender that underwrote loan applications for mortgage insurance under our delegated underwriting program commenced the arbitration against us in 2003 after we rescinded policy coverage for a number of mortgage loans underwritten by that lender. We rescinded coverage because we believe those loans were not underwritten in compliance with applicable program standards and underwriting guidelines. However, the lender claims that we improperly rescinded coverage. We believe our maximum exposure in the arbitration, based upon the risk in force on the rescinded coverage on loans that are delinquent, is approximately $20 million. However, this exposure may increase in the event additional rescinded policies are included in the arbitration. The arbitration currently is in the discovery phase. We believe we had valid reasons to rescind coverage on the disputed loans and therefore believe we have meritorious defenses in the arbitration. We intend to contest vigorously all the claims in this arbitration.

        One of our insurance subsidiaries is a defendant in three lawsuits brought by individuals claiming that William Maynard, one of our former dedicated sales specialists, and Anthony Allen, one of our former independent producers, converted customer monies and engaged in various fraudulent acts. All three cases, Monger v. Allen, Maynard and GE Life and Annuity Assurance Company ("GELAAC") (filed October 24, 2003), Warfel v. Allen, Maynard, adVenture Publishing and GELAAC (filed February 6, 2004), and Hanrick v. Allen, Maynard and GELAAC (filed March 10, 2004), are in their preliminary stages and are pending in the state court of Cumberland County, North Carolina. The suits allege that GELAAC failed to properly supervise Allen and Maynard and that GELAAC is responsible for Allen's and Maynard's conduct. Specifically, Monger alleges conversion, negligence, fraudulent misrepresentation, constructive fraud, unfair and deceptive trade practices, violations of the Investment Company Act of 1940 and negligent supervision. Warfel alleges breach of contract, conversion, breach of fiduciary duty, fraud, constructive fraud, negligent misrepresentation, negligent supervision and unfair and deceptive trade practices. Hanrick alleges conversion, negligence, fraudulent misrepresentation, constructive fraud, unfair and deceptive trade practices and negligent supervision. Each plaintiff seeks actual or specified damages, treble damages and punitive damages of an unspecified amount. In October, 2003, Allen and Maynard were arrested and charged with conversion in Cumberland County, North Carolina for allegedly failing to remit $30,000 in premiums that they received from a client to GELAAC. Allen has also been indicted in Cumberland County, North Carolina for converting the funds of numerous other individuals. The ultimate outcome, and any effect on us, of these suits, and any related or similar future suits or claims arising with respect to other similarly situated individuals cannot be determined at this time.

Regulation

        Our businesses are subject to extensive regulation and supervision.

General

        Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our non-U.S. insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are domiciled. Our insurance products and thus our businesses also are affected by U.S. federal, state and local tax laws, and the tax laws of non-U.S. jurisdictions. Insurance products that constitute "securities," such as variable annuities and variable life insurance, also are subject to U.S. federal and state and non-U.S. securities laws and regulations. The Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, or NASD, state securities authorities and non-U.S. authorities regulate and supervise these products.

        Our securities operations are subject to U.S. federal and state and non-U.S. securities and related laws. The SEC, state securities authorities, the NASD and similar non-U.S. authorities are the principal regulators of these operations.

        The purpose of the laws and regulations affecting our insurance and securities businesses is primarily to protect our customers and not our stockholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

        In addition, insurance and securities regulatory authorities (including state law enforcement agencies and attorneys general or their non-U.S. equivalents) from time to time make inquiries regarding compliance by us and our subsidiaries with insurance, securities and other laws and regulations regarding the conduct of our insurance and securities businesses. We cooperate with such inquiries and take corrective action when warranted.

U.S. Insurance Regulation

        Our U.S. insurance subsidiaries are licensed and regulated in all jurisdictions in which they conduct insurance business. The extent of this regulation varies, but most jurisdictions have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance and requirements of capital adequacy, and the business conduct of insurers, including marketing and sales practices and claims handling. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.

        The types of U.S. insurance laws and regulations applicable to us or our U.S. insurance subsidiaries are described below. Our U.S. mortgage insurance subsidiaries are subject to additional insurance laws and regulations applicable specifically to mortgage insurers discussed below under "—Mortgage Insurance."

  Insurance holding company regulation

        All U.S. jurisdictions in which our U.S. insurance subsidiaries conduct insurance business have enacted legislation that requires each U.S. insurance company in a holding company system, except captive insurance companies, to register with the insurance regulatory authority of its jurisdiction of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer's statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its needs. Statutory surplus is the excess of admitted assets over the sum of statutory liabilities and capital. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer's jurisdiction of domicile.

  Policy forms

        Our U.S. insurance subsidiaries' policy forms are subject to regulation in every U.S. jurisdiction in which they are licensed to transact insurance business. In most U.S. jurisdictions, policy forms must be filed prior to their use. In some U.S. jurisdictions, forms must also be approved prior to use.

  Dividend limitations

        As a holding company with no significant business operations of our own, we will depend on dividends or other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of, principal of any debt obligations. The payment of dividends or other distributions to us by our U.S. insurance subsidiaries is regulated by the insurance laws and regulations of their respective states of domicile. In general, these subsidiaries may not pay an "extraordinary" dividend or distribution until 30 days after the applicable insurance regulator has received notice of the intended payment and has not objected in such period or has approved the payment within the 30-day period. In general, an "extraordinary" dividend or distribution is defined by these laws and regulations as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months exceeds the greater (and, in some jurisdictions, the lesser) of:

  •
  10% of the insurer's statutory surplus as of the immediately prior year end; or

  •
  the statutory net gain from the insurer's operations (if a life insurer) or the statutory net income (if not a life insurer) during the prior calendar year.

        The laws and regulations of some of these jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so.

  Market conduct regulation

        The laws and regulations of U.S. jurisdictions include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, product replacement, sales and underwriting practices, complaint handling and claims handling. The regulatory authorities in U.S. jurisdictions generally enforce these provisions through periodic market conduct examinations.

  Statutory examinations

        As part of their regulatory oversight process, insurance departments in U.S. jurisdictions conduct periodic detailed examinations of the books, records, accounts and business practices of insurers domiciled in their jurisdiction. These examinations generally are conducted in cooperation with the insurance departments of two or three other states or jurisdictions, representing each of the NAIC zones, under guidelines promulgated by the NAIC.

        In the three-year period ended December 31, 2003, we have not received any material adverse findings resulting from any insurance department examinations of our U.S. insurance subsidiaries.

  Guaranty associations and similar arrangements

        Most of the jurisdictions in which our U.S. insurance subsidiaries are licensed to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies of insurers who become impaired or insolvent. These associations levy assessments, up to prescribed limits, on all member insurers in a particular jurisdiction on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some jurisdictions permit member insurers to recover assessments paid through full or partial premium tax offsets.

        Aggregate assessments levied against our U.S. subsidiaries totaled $0.2 million, $0.2 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Although the amount and timing of future assessments are not predictable, we have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that currently are subject to insolvency proceedings.

  Change of control

        The laws and regulations of the jurisdictions in which our U.S. insurance subsidiaries are domiciled require that a person obtain the approval of the insurance commissioner of the insurance company's jurisdiction of domicile prior to acquiring control of the insurer. Generally, statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as experience, competence, the financial strength of the applicant, the integrity of the applicant's board of directors and executive officers, the acquirer's plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. In addition, a person seeking to acquire control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquiror and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition is not required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

  Policy and contract reserve sufficiency analysis

        Under the laws and regulations of their jurisdictions of domicile, our U.S. life insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life and health insurance and annuity statutory reserves. In addition, other jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. Our U.S. life insurance subsidiaries most recently submitted these opinions without qualification as of December 31, 2003 to applicable insurance regulatory authorities. Different reserve requirements exist for our U.S. mortgage insurance subsidiaries. See "—Reserves—Mortgage Insurance."

  Surplus and capital requirements

        Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our U.S. insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators' judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of statutory surplus of our U.S. insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our U.S. insurance subsidiaries may issue.

  Risk-based capital

        The NAIC has established risk-based capital standards for U.S. life insurance companies as well as a model act with the intention that these standards be applied at the state level. The model act provides that life insurance companies must submit an annual risk-based capital report to state regulators reporting their risk-based capital based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

        If an insurer's risk-based capital falls below specified levels, the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. As of December 31, 2003, the risk-based capital of each of our U.S. life insurance subsidiaries exceeded the level of risk-based capital that would require any of them to take any corrective action.

  Statutory accounting principles

        Statutory accounting principles, or SAP, is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our insurance subsidiaries may pay to us as dividends.

        U.S. GAAP is designed to measure a business on a going-concern basis. It gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under U.S. GAAP is based in part upon best estimate assumptions made by the insurer. Stockholder's equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP may be different from those reflected in financial statements prepared under SAP.

  Regulation of investments

        Each of our U.S. insurance subsidiaries is subject to laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe the investments made by our U.S. insurance subsidiaries comply with these laws and regulations.

  Federal regulation

        Our variable life insurance and variable annuity products generally are "securities" within the meaning of federal and state securities laws. As a result, they are registered under the Securities Act of 1933 and are subject to regulation by the SEC, the NASD and state securities authorities. Federal and state securities regulation similar to that discussed below under "—Securities Regulation" affect investment advice and sales and related activities with respect to these products. In addition, although the federal government does not comprehensively regulate the business of insurance, federal legislation and administrative policies in several other areas, including taxation, financial services regulation and pension and welfare benefits regulation, can also significantly affect the insurance industry.

  Federal initiatives

        Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, the creation of more flexible tax-advantaged or tax-exempt savings accounts with higher contribution limits, and the replacement of certain traditional retirement annuities with a more general employer retirement savings account. In addition, a bill, "The Federal Insurance Consumer Protection Act of 2003" (S.1373), has been introduced in the U.S. Senate which, if enacted. would establish comprehensive and exclusive federal regulation over all "interstate insurers," including all life insurers selling in more than one state, with no option for such insurers to remain regulated by the states. This legislation would repeal the McCarran-Ferguson antitrust exemption for the business of insurance. It would also establish a Federal Insurance Regulatory Commission within the Department of Commerce that would have exclusive regulatory jurisdiction over life and property and casualty insurers that do business in more than one U.S. jurisdiction. The legislation would establish comprehensive federal regulatory oversight over such insurers, including licensing, solvency supervision, accounting and auditing practices, form and rate approval, and market conduct examination. In particular, the legislation would provide for price regulation of life insurance products, which is not now a feature of state regulation of life insurance and could affect the profitability of this business. The legislation also would establish a National Insurance Guaranty Fund which may be empowered to collect pre-funded assessments that are different from, and potentially greater than, current state guaranty fund assessment levels. We cannot predict whether these or other proposals will be adopted, or what impact, if any, such proposals may have on our business, financial condition or results of operation.

  Legislative developments

        On June 7, 2001, President George Bush signed into law the Economic Growth and Taxpayer Relief Reconciliation Act, which includes the repeal of the federal estate tax over a ten-year period. We believe that the repeal of the federal estate tax has resulted in reduced sales, and could continue to affect sales, of some of our estate planning products, including survivorship/second-to-die life insurance policies. We do not expect the repeal of the federal estate tax to have a material adverse impact on our overall business, however.

        On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act, which reduces federal income tax rates that investors are required to pay on capital gains and on certain dividends paid on stock. This reduction may provide an incentive for certain of our customers and potential customers to shift assets into mutual funds and away from our products, including annuities, designed to defer taxes payable on investment returns.

        We cannot predict what other proposals may be made, what legislation may be introduced or enacted or the impact of any such legislation on our business, results of operations and financial condition.

U.K. Insurance Regulation

  General

        Insurance and reinsurance businesses in the U.K. are subject to close regulation by the Financial Services Authority, or FSA. We have U.K. subsidiaries that have received authorization from the FSA to effect and carry out contracts of insurance in the U.K. An authorized insurer in the U.K. is able to operate throughout the European Union, subject to certain regulatory requirements of the FSA and in some cases, certain local regulatory requirements. Certain of our U.K. subsidiaries operate in other member states of the European Union through the establishment of branch offices.

  Supervision

        The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA periodically performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. After each risk assessment, the FSA will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action that the FSA requires and the likely consequences if this action is not taken.

        The FSA also supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified "controlled functions" within a regulated entity, must be approved by the FSA.

  Solvency requirements

        Under FSA rules, insurance companies must maintain a margin of solvency at all times, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised. In addition, an insurer (other than a pure reinsurer) that is part of a group, is required to perform and submit to the FSA a solvency margin calculation return in respect of its ultimate parent company, in accordance with the FSA's rules. Although there is no requirement for the parent company solvency calculation to show a positive result, the FSA is required to take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. As of December 31, 2003, the solvency calculation for our group's parent company in the U.K. showed a surplus.

        In addition, the FSA has published proposals for the implementation of the European Union's Financial Conglomerates Directive which include a requirement for insurance groups to hold an amount of capital indicated in the calculation of the parent company's solvency margin at the European Economic Area parent level for the financial years beginning in 2005. The purpose of these proposals is to prevent the leveraging of capital by companies involved in multiple insurance groups. The FSA has stated that it will phase in these proposals.

  Restrictions on dividend payments

        English company law prohibits our U.K. subsidiaries from declaring a dividend to their shareholders unless they have "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses.

  Change of control

        The acquisition of "control" of any U.K. insurance company will require FSA approval. For these purposes, a party that "controls" a U.K. insurance company includes any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company. In considering whether to approve an application for approval, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control." Failure to make the relevant prior application could result in action being taken against our U.K. subsidiaries by the FSA. These requirements could delay, deter or prevent the acquisition of control of our U.K. insurance subsidiaries.

  Intervention and enforcement

        The FSA has extensive powers to intervene in the affairs of an insurance company or authorized person and has the power, among other things, to enforce, and take disciplinary measures in respect of, breaches of its rules.

Mortgage Insurance

  State regulation

  General

        Mortgage insurers generally are restricted by state insurance laws and regulations to writing mortgage insurance business only. This restriction prohibits our mortgage insurance subsidiaries from directly writing other types of insurance. Mortgage insurers are not subject to the NAIC's risk-based capital requirements, but are subject to other capital requirements placed directly on mortgage insurers. Generally, mortgage insurers are required by certain states and other regulators to maintain a risk in-force to capital ratio not to exceed 25:1. As of December 31, 2003, none of our mortgage insurance subsidiaries had a risk in-force to capital ratio in excess of 25:1.

  Reserves

        Our U.S. mortgage insurance subsidiaries are required under state insurance laws to establish a special statutory contingency reserve in their statutory financial statements to provide for losses in the event of significant economic declines. Annual additions to the statutory contingency reserve must equal at least 50% of premiums earned, and these reserves cannot be withdrawn for 10 years, except under certain limited circumstances. The statutory contingency reserve as of December 31, 2003 for our mortgage insurance subsidiaries was approximately $3.0 billion. This reserve effectively restricts our U.S. mortgage insurance subsidiaries' ability to pay dividends and other distributions because it reduces policyholders' surplus.

  Federal regulation

        In addition to federal laws that directly affect mortgage insurers, private mortgage insurers are affected indirectly by federal legislation and regulation affecting mortgage originators and lenders, by purchasers of mortgage loans such as Freddie Mac and Fannie Mae, and by governmental insurers such as the FHA and VA. For example, changes in federal housing legislation and other laws and regulations that affect the demand for private mortgage insurance may have a material effect on private mortgage insurers. Legislation or regulation that increases the number of people eligible for FHA or VA mortgages could have a materially adverse effect on our ability to compete with the FHA or VA.

        The Homeowners Protection Act provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. The

Homeowners Protection Act applies to owner-occupied residential mortgage loans regardless of lien priority and to borrower-paid mortgage insurance closed after July 29, 1999. FHA loans are not covered by the Homeowners Protection Act. Under the Homeowners Protection Act, automatic termination of mortgage insurance would generally occur once the loan-to-value ratio reaches 78%. A borrower generally may request cancellation of mortgage insurance once the loan-to-value reaches 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. For borrower-initiated cancellation of mortgage insurance, the borrower must have a "good payment history" as defined by the Homeowners Protection Act.

        The Real Estate Settlement and Procedures Act of 1974, or RESPA, applies to most residential mortgages insured by private mortgage insurers. Mortgage insurance has been considered in some cases to be a "settlement service" for purposes of loans subject to RESPA. Subject to limited exceptions, RESPA prohibits persons from accepting anything of value for referring real estate settlement services to any provider of such services. Although many states prohibit mortgage insurers from giving rebates, RESPA has been interpreted to cover many non-fee services as well. Both mortgage insurers and their customers are subject to the possible sanctions of this law, which is enforced by HUD and also provides for private rights of action.

        In July 2002, HUD proposed a rule under RESPA entitled "Simplifying and Improving the Process of Obtaining Mortgages to Reduce Settlement Costs to Consumers." Under this proposed rule, lenders and other packagers of loans are given the choice of offering a "Guaranteed Mortgage Package" or providing a "Good Faith Estimate" where the estimated fees are subject to a 10% tolerance. Qualifying packages would be entitled to a "safe harbor" from RESPA's anti-kickback rules. Mortgage insurance is included in the package "to the extent an upfront premium is charged." It is unclear in what form, if any, HUD's proposed rule will be implemented or what impact it may have on the mortgage insurance industry.

        Most originators of mortgage loans are required to collect and report data relating to a mortgage loan applicant's race, nationality, gender, marital status and census tract to HUD or the Federal Reserve under the Home Mortgage Disclosure Act of 1975, or HMDA. The purpose of HMDA is to detect possible discrimination in home lending and, through disclosure, to discourage such discrimination. Mortgage insurers are not required to report HMDA data although, under the laws of several states, mortgage insurers currently are prohibited from discriminating on the basis of certain classifications. Mortgage insurers have, through MICA, entered voluntarily into an agreement with the Federal Financial Institutions Examinations Council to report the same data on loans submitted for insurance as is required for most mortgage lenders under HMDA.

  International regulation

  Canada

        The Office of the Superintendent of Financial Institutions, or OSFI, provides oversight to all federally incorporated financial institutions, including our Canadian mortgage insurance company. The Federal Bank Act, Insurance Companies Act and Trust and Loan Companies Act prohibits Canadian banks, trust companies and insurers from extending mortgage loans where the loan value exceeds 75% of the property's value, unless mortgage insurance is obtained in connection with the loan. As a result, all mortgages issued by these financial institutions with loan-to-value ratio exceeding 75% must be insured by a qualified insurer or the CMHC. We currently are the only qualified private insurer.

        We have an agreement with the Canadian government under which it guarantees the benefits payable under a mortgage insurance policy, less 10% of the original principal amount of an insured loan, in the event that we fail to make claim payments with respect to that loan because of insolvency. We pay the Canadian government a risk premium for this guarantee and make other payments to a reserve fund in respect of the government's obligation. Because banks are not required to maintain regulatory capital on an asset backed by a sovereign guarantee, our 90% sovereign guarantee permits lenders purchasing our mortgage insurance to reduce their regulatory capital charges for credit risks on mortgages by 90%.

        The legislative requirement in Canada to obtain mortgage insurance on high loan-to-value mortgages and the favorable capital treatment given to financial institutions because of our 90% sovereign guarantee effectively precludes these financial institutions from issuing simultaneous second mortgage products similar to those offered in the U.S.

  Australia

        APRA regulates all financial institutions in Australia, including general, life and mortgage insurance companies. Effective July 1, 2002, APRA provided new regulatory standards for all general insurers, including mortgage insurance companies. APRA's license conditions currently require Australian mortgage insurance companies, including us, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers, which APRA believes could facilitate the entry of new competitors.

        APRA also sets authorized capital levels and regulates corporate governance requirements, including our risk management strategy. In this regard, APRA reviews our management, controls, processes, reporting and methods by which all risks are managed, including a periodic review of outstanding insurance liabilities by an approved actuary, and a reinsurance management strategy, which outlines our use of reinsurance in Australia.

        In addition, APRA determines the capital requirements for depository institutions and provides for reduced capital requirements for depository institutions that insure residential mortgages with loan-to-value ratios above 80% with an "A" rated, or equivalently rated, mortgage insurance company that is regulated by APRA. Our insurance subsidiaries that serve the Australian and New Zealand markets have financial-strength ratings of "AA" (Very Strong) from S&P and Fitch and a rating of "Aa2" (Excellent) from Moody's. The "AA" rating is the third-highest of S&P's 21 ratings categories and the third-highest of Fitch's 24 ratings categories. The "Aa2" rating is the third-highest of Moody's 21 ratings categories.

        APRA currently is studying the adequacy of the capital requirements that govern lenders and mortgage insurers in Australia, particularly in the event of a severe recession accompanied by a significant decline in housing values. If APRA concludes that the capital requirements that currently govern mortgage issuers are not sufficient and decides to increase the amount of capital required for mortgage insurers, we may, depending on the amount of such increase, be required to increase the capital in our Australian mortgage insurance business. This would reduce our returns on capital from those operations.

  United Kingdom and Continental Europe

        The U.K. is a member of the European Union and applies the harmonized system of regulation set out in the European Union directives. Our authorization to provide mortgage insurance in the U.K. enables us to offer our products in all the European Union member states, subject to certain regulatory requirements of the FSA and, in some cases, local regulatory requirements. We can provide mortgage insurance only in the classes for which we have authorization under applicable regulations and must maintain required risk capital reserves. We are also subject to the oversight of other regulatory agencies in other countries where we do business throughout Europe. For more information about U.K. insurance regulation that affects our mortgage subsidiaries that operate in the U.K., see "—U.K. Insurance Regulation."

Other Non-U.S. Insurance Regulation

        We operate in a number of countries around the world in addition to the U.S., the U.K., Canada and Australia. These countries include France, Mexico, Spain, Bermuda and a number of other countries in Europe. Generally, our subsidiaries (and in some cases our branches) conducting business in these countries must obtain licenses from local regulatory authorities and satisfy local regulatory requirements, including those relating to rates, forms, capital, reserves and financial reporting.

Other Laws and Regulations

  Securities regulation

        Certain of our U.S. subsidiaries and certain policies and contracts offered by them, are subject to various levels of regulation under the federal securities laws administered by the SEC. Certain of our U.S. subsidiaries are investment advisers registered under the Investment Advisers Act of 1940. Certain of their respective employees are licensed as investment advisory representatives in the states where those employees have clients. Our U.S. investment adviser subsidiaries also manage investment companies that are registered with the SEC under the Investment Company Act of 1940. In addition, some of our insurance company separate accounts are registered under the Investment Company Act of 1940. Some annuity contracts and insurance policies issued by some of our U.S. subsidiaries are funded by separate accounts, the interests in which are registered under the Securities Act of 1933. Certain of our subsidiaries are registered and regulated as broker/dealers under the Securities Exchange Act of 1934 and are members of, and subject to regulation by, the NASD, as well as by various state and local regulators. The registered representatives of our broker/dealers are also regulated by the SEC and NASD and are further subject to applicable state and local laws.

        These laws and regulations are primarily intended to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include suspension of individual employees, limitations on the activities in which the investment adviser or broker/dealer may engage, suspension or revocation of the investment adviser or broker/dealer registration, censure or fines. We may also be subject to similar laws and regulations in the states and other countries in which we provide investment advisory services, offer the products described above or conduct other securities-related activities.

        Certain of our U.S. subsidiaries also sponsor and manage investment vehicles that rely on certain exemptions from registration under the Investment Company Act of 1940 and the Securities Act of 1933. Nevertheless, provisions of the Investment Company Act of 1940 and the Securities Act of 1933 apply to these investment vehicles and the securities issued by such vehicles. The Investment Company Act of 1940 and the Securities Act of 1933, including the rules promulgated thereunder, are subject to change which may affect our U.S. subsidiaries that sponsor and manage such investment vehicles.

  Environmental considerations

        As an owner and operator of real property, we are subject to extensive U.S. federal and state and non-U.S. environmental laws and regulations. Potential environmental liabilities and costs in connection with any required remediation of such properties also is an inherent risk in property ownership and operation. In addition, we hold equity interests in companies and have made loans secured by properties that could potentially be subject to environmental liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based upon information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our business, financial condition or results of operations.

  ERISA considerations

        We provide certain products and services to certain employee benefit plans that are subject to ERISA or the Internal Revenue Code. As such, our activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and the requirement under ERISA and the Internal Revenue Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to such plans. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the U.S. Department of Labor, the IRS and the Pension Benefit Guaranty Corporation.

  USA Patriot Act

        The USA Patriot Act of 2001, or the Patriot Act, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker/dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

  Privacy of consumer information

        U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

        In Europe, the collection and use of personal information is subject to strict regulation. The European Union's Data Protection Directive establishes a series of privacy requirements that EU member states are obliged to enact in their national legislation. European countries that are not EU member states have similar privacy requirements in their national laws. These requirements generally apply to all businesses, including insurance companies. In general, companies may process personal information only if consent has been obtained from the persons concerned or if certain other conditions are met. These other requirements include the provision of notice to customers and other persons concerning how their personal information is used and disclosed, limitations on the transfer of personal information to countries outside the European Union, registration with the national privacy authorities, where applicable, and the use of appropriate information security measures against the access or use of personal information by unauthorized persons.

Management

Directors and Executive Officers

        The following table sets forth certain information concerning our directors and executive officers as of the completion of this offering:

Name	Age	Positions
Michael D. Fraizer	45	Chairman, President and Chief Executive Officer
Thomas H. Mann	53	President and Chief Executive Officer—Mortgage Insurance
Pamela S. Schutz	49	President and Chief Executive Officer—Retirement Income and Investments
George R. Zippel	45	President and Chief Executive Officer—Protection
K. Rone Baldwin	45	Senior Vice President—Employee Benefits Group
Mark W. Griffin	45	Senior Vice President—Chief Risk Officer
Debora M. Horvath	49	Senior Vice President—Chief Information Officer
Michael S. Laming	52	Senior Vice President—Human Resources
Scott J. McKay	43	Senior Vice President—Operations & Quality
Richard P. McKenney	35	Senior Vice President—Chief Financial Officer
Victor C. Moses	56	Senior Vice President—Chief Actuary
Joseph J. Pehota	43	Senior Vice President—Business Development
Leon E. Roday	50	Senior Vice President, General Counsel and Secretary
William R. Wright, Jr.	51	Senior Vice President—Chief Investment Officer
Elizabeth J. Comstock	43	Director
Pamela Daley	51	Director
Dennis D. Dammerman	58	Director
David R. Nissen	52	Director
James A. Parke	58	Director
Frank J. Borelli	68	Director nominee
J. Robert Kerrey	60	Director nominee
Thomas B. Wheeler	67	Director nominee

Executive Officers and Directors

        The following sets forth certain biographical information with respect to our executive officers and directors listed above.

        Michael D. Fraizer will be our Chairman, President and Chief Executive Officer upon the completion of this offering and has been a Vice President of GE since December 1995 and a Senior Vice President of GE since June 2000. Since November 1996, Mr. Fraizer has been Chairman of the Board and, since April 1997, President and Chief Executive Officer, of GEFAHI. Mr. Fraizer also has been a director of GE Capital and General Electric Capital Services, Inc. Mr. Fraizer led the Consumer Savings and Insurance Group, a predecessor of GEFAHI, from February 1996 until the formation of GEFAHI in October 1996. Prior to that time, Mr. Fraizer was President and Chief Executive Officer of GE Capital Commercial Real Estate, an affiliate of our company, from July 1993 to December 1996, leading both the GE Consumer Savings and Insurance Group and GE Capital

Commercial Real Estate from February to December of 1996. From July 1991 to June of 1993, he was Vice President—Portfolio Acquisitions and Ventures of GE Capital Commercial Real Estate. From December 1989 to June 1991, Mr. Fraizer was President and Managing Director, GE Japan, an affiliate of our company. From July 1983 to November 1989 Mr. Fraizer served in various capacities as a member of GE's Corporate Audit Staff and Corporate Business Development after joining GE in its Financial Management Program. Mr. Fraizer received a B.A. in Political Science from Carleton College in 1980. He is a member of the board of the American Council of Life Insurers.

        Thomas H. Mann will be our President and Chief Executive Officer—Mortgage Insurance upon the completion of this offering and has been President, Chief Executive Officer and a Director of General Electric Mortgage Insurance Corporation, or GE Mortgage, a subsidiary of our company, since May 1996 and a Vice President of GE since April 1996. From March 1990 to April 1996, Mr. Mann served as Vice President of GE Capital and General Manager of GE Capital Vendor Financial Services. Prior to that time, he served as Executive Vice President—Operations with GE Mortgage from August 1986 to March 1990. From November 1984 to August 1986, Mr. Mann served as Manager—Finance Operations at GE Capital Commercial Real Estate, and from August 1976 to November 1984, he served in various capacities as a member of GE's Corporate Audit Staff. Mr. Mann received a B.S. in Business Administration from the University of North Carolina at Chapel Hill in 1973. He is a member of the Housing Policy Council Executive Committee, part of the Financial Services Roundtable.

        Pamela S. Schutz will be our President and Chief Executive Officer—Retirement Income and Investments upon completion of this offering and has been President and Chief Executive Officer of GE Life and Annuity Assurance Company, a subsidiary of our company, since June 1998 and a Vice President of GE since October 2000. From May 1997 to July 1998, Ms. Schutz served as President of The Harvest Life Insurance Company, then an affiliate of our company. Prior to that time, Ms. Schutz served in various capacities with GE Capital Commercial Real Estate from February 1978 to May 1997, attaining the position of President, GE Capital Realty Group in May 1994. Ms. Schutz received a B.A. in Urban Planning from Briarcliff College in 1976 and an M.S. in Business from American University in 1978. She is a member of the boards of the National Association of Variable Annuities and the Medical Information Bureau.

        George R. Zippel will be our President and Chief Executive Officer—Protection upon completion of this offering and has been the President and Chief Executive Officer of Independent Brokerage Group, a business unit of our company, since September 1999 and a Vice President of GE since July 2001. From July 1997 to September 1999, he was President of GE Lighting Systems, a division of GE. Prior to that time, Mr. Zippel served in various capacities with GE Industrial Systems from July 1991 to July 1997. Prior thereto, he was a Manager of Corporate Initiatives from September 1989 to July 1991. From September 1984 to September 1989, he held various positions on GE's Corporate Audit Staff. Prior thereto, Mr. Zippel participated in GE's Financial Management Program, and upon graduating from the program, worked as a Financial Analyst for GE Semiconductor. Mr. Zippel received a B.A. in Economics from Hamilton College in 1981.

        K. Rone Baldwin will be our Senior Vice President—Employee Benefits Group upon completion of this offering and has been Senior Vice President—Employee Benefits Group of GEFAHI since March 2004. He was Senior Vice President—Strategic Development at GE Insurance, a business unit of GE Capital, from September 2002 to February 2004 and a Vice President of GE since July 2000. From September 1998 to September 2002, he was the President and CEO of GE Edison Life Insurance Company, then an affiliate of our company. Prior to that time, Mr. Baldwin was President of GE Capital Japan from March 1997 to September 1998 and Vice President—Business Development at GE Capital from December 1994 to March 1997. From September 1989 to December 1994, Mr. Baldwin was Senior Vice President at Mutual of New York. Prior thereto, Mr. Baldwin held positions with Goldman, Sachs & Co. and Booz Allen & Hamilton. Mr. Baldwin received a B.A. in Physics from Amherst College in 1980 and an M.B.A. from Harvard Business School in 1982.

        Mark W. Griffin will be our Senior Vice President—Chief Risk Officer upon completion of this offering and has been the Chief Risk Manager of GE Insurance, a business unit of GE Capital, since August 2002. From January 2000 to August 2002, Mr. Griffin was Chief Risk Manager of GEFAHI. Prior thereto, Mr. Griffin was Vice President, Risk Markets & Executive Director, Pension & Insurance with Goldman, Sachs & Co. from August 1994 to December 1999. From December 1986 to August 1994, Mr. Griffin was Executive Director—Fixed Income and Principal, Fixed Income Sales with Morgan Stanley. Prior thereto, Mr. Griffin was an Assistant Actuary with the Metropolitan Life Insurance Company from July 1982 to December 1986. Mr. Griffin received a B.A. in Mathematics from the University of Waterloo in 1982. Mr. Griffin is a Fellow of the Society of Actuaries and the Canadian Institute of Actuaries, and is a Chartered Financial Analyst. He holds an FRM, or Financial Risk Manager, designation from the Global Association of Risk Professionals and a PRM, or Professional Risk Manager, designation from the Professional Risk Management International Association.

        Debora M. Horvath will be our Senior Vice President—Chief Information Officer upon completion of this offering and has been a Senior Vice President, the Chief Information Officer and the Chief Technology Officer of GEFAHI since March 1997. From May 1993 to March 1997, she was Chief Information Officer of GNA Corporation, or GNA. Prior thereto, Ms. Horvath served in various capacities with GE Aircraft Engines and GE Lighting from April 1979 to May 1993. She is also a graduate of GE's Financial Management Program. Ms. Horvath received a B.A. in Business from Baldwin Wallace College in 1984. She is a member of the board of the Greater Richmond Technology Council, and is a member of Women in Technology International.

        Michael S. Laming will be our Senior Vice President—Human Resources upon completion of this offering and has been a Senior Vice President of GE Insurance, a business unit of GE Capital, since August 2001 and a Vice President of GE since April 2003. From July 1996 to August 2001, Mr. Laming was a Senior Vice President at GEFAHI and its predecessor companies. Prior thereto, he held a broad range of human resource positions in operating units of GE and at GE corporate headquarters. He graduated from the GE Manufacturing Management Program in 1978. Mr. Laming received both a B.S. in Business Administration in 1974 and a Masters of Organization Development in 1983 from Bowling Green State University.

        Scott J. McKay will be our Senior Vice President—Operations & Quality upon completion of this offering and has been the Senior Vice President, Operations & Quality of GEFAHI since December 2002. From July 1993 to December 2002, Mr. McKay served in various information technology related positions at GEFAHI's subsidiaries, including Chief Technology Officer, and Chief Information Officer of Federal Home Life Assurance Company. Prior thereto, he was Officer and Director of Applications for United Pacific Life Insurance Company from July 1992 to July 1993, and an IT consultant for Sycomm Systems and Data Executives, Inc. from January 1985 to July 1992. Mr. McKay received a B.S. in Computer Science from West Chester University of Pennsylvania in 1983.

        Richard P. McKenney will be our Senior Vice President—Chief Financial Officer upon the completion of this offering and has been, since December 2002, a Senior Vice President and the Chief Financial Officer of GEFAHI. From May 2000 to October 2002, he was Vice President of Business Planning and Analysis of GEFAHI. Prior thereto, Mr. McKenney was Manager of Financial Planning from October 1996 to April 1998 and Chief Financial Officer from April 1998 to May 2000 at GE Life & Annuity Assurance Company, an affiliate of our company. From July 1993 to October 1996, he held various positions on GE's Corporate Audit Staff. Prior thereto, Mr. McKenney was in the GE Manufacturing Management Program from June 1991 to July 1993. Mr. McKenney received a B.S. in Mechanical Engineering from Tufts University in 1991.

        Victor C. Moses will be our Senior Vice President—Chief Actuary upon completion of this offering and has been Senior Vice President—Actuarial/Capital Management of GEFAHI since January 2000. From 1971 to 1983 Mr. Moses worked in various positions at SAFECO Life Insurance Company and from 1983 to 1993 he served in various capacities with GNA, ultimately serving as both Chief Actuary and Chief Financial Officer. In 1993, GNA was acquired by GE Capital, and from then until December 1999, Mr. Moses was Senior Vice President—International Business Development at GEFAHI and its predecessor companies. Mr. Moses received a B.A. in Math from Seattle Pacific University in 1970. Mr. Moses is a Fellow in the Society of Actuaries and a Member of the American Academy of Actuaries. He serves on the Board of Trustees of Seattle Pacific University.

        Joseph J. Pehota will be our Senior Vice President—Business Development upon the completion of this offering and has been Senior Vice President—Business Development of GEFAHI since August 1998. From February 1996 to July 1998, he was the Chief Risk Manager for GE Equity, an affiliate of our company. Prior thereto, Mr. Pehota was Vice President and Manager of Global Distribution for the GE Capital Structured Finance Group, an affiliate of our company, from January 1995 to February 1996. From March to December 1994, he was the Vice President of Restructuring and Underwriting—North America, for GE Capital's Aviation Services business, an affiliate of our company. Prior thereto, Mr. Pehota held various leadership positions with GE Capital's Structured Finance Group, an affiliate of our company, from July 1988 to February 1994. Mr. Pehota received a B.S. in Finance from the University of Connecticut in 1983 and an M.B.A. from New York University in 1988.

        Leon E. Roday will be our Senior Vice President, General Counsel and Secretary upon the completion of this offering and has been Senior Vice President, General Counsel, Secretary and a Director of GEFAHI and its predecessor companies since May 1996 and a Vice President of GE since November 2002. From October 1982 through May 1996, Mr. Roday was at the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP, and he was a partner at that firm from 1991 to 1996. Mr. Roday received a B.A. in Political Science from the University of California at Santa Barbara in 1977 and a J.D. from Brooklyn Law School in 1982. Mr. Roday is a member of the New York Bar Association.

        William R. Wright, Jr. will be our Senior Vice President—Chief Investment Officer upon completion of the offering, and has been Executive Vice President and CIO of Fixed Income—Insurance at GEAM, since April 2003. From March 2000 to March 2003, he was the Managing Director and Chief Investment Officer of GE Edison Life Insurance Company, in Tokyo, Japan. From January 1996 to March 2000 he was the Managing Director of GEAM's first non-U.S. subsidiary in London. Prior thereto, Mr. Wright was the Vice President/Portfolio Manager of International Fixed Income for GE Investments Corporation from May 1993 to January 1996. Prior to joining GE, he was a global fixed income portfolio manager at Continental Asset Management, a subsidiary of Continental Corporation, from 1985 to 1993. From 1980 to 1985 he held various positions with Bankers Trust Company. Mr. Wright received an MBA in Finance from New York University Stern School of Business Administration in 1987, a Diploma in Chinese Mandarin from Defense Language Institute, and a B.A. in Political Science and East Asian Studies from Wittenberg University in 1975. He is a member of both the New York Society of Security Analysts and the Association of Investment Management and Research.

        Elizabeth J. Comstock will be a member of our board of directors upon completion of this offering. Ms. Comstock has been Vice President and Chief Marketing Officer of GE since July 2003. From 1998 to 2003 Ms. Comstock was Vice President of Corporate Communications at GE. From 1996 to 1998 Ms. Comstock was Senior Vice President of NBC Communications and from 1993 to 1996 was Vice President of NBC News Communications. Prior thereto, Ms. Comstock served as an entertainment media director at CBS Television from 1992 to 1993 and as the New York-based head of communications for Turner Broadcasting from 1990 to 1992. Prior thereto, from 1986 to 1990 she held various positions at NBC News. Ms. Comstock received a B.S. degree in Biology from the College of William and Mary in 1982. Ms. Comstock was designated to our board of directors by GE.

        Pamela Daley will be a member of our board of directors upon completion of this offering. Ms. Daley has been Vice President and Senior Counsel for Transactions at GE since 1991, was Senior

Counsel for Transactions at GE from 1990 to 1991 and was Tax and Finance Counsel at GE from 1989 to 1990. Prior thereto, Ms. Daley was a partner at Morgan, Lewis & Bockius LLP, from 1986 to 1989 and an associate at that firm from 1979 to 1986. Ms. Daley received an A.B. in Romance Languages and Literatures from Princeton University in 1974 and a J.D. from the University of Pennsylvania in 1979. Ms. Daley was designated to our board of directors by GE.

        Dennis D. Dammerman will be a member of our board of directors upon completion of this offering. Mr. Dammerman has been a Vice Chairman and Executive Officer of GE and the CEO of GE Capital Services, Inc. since 1998. Mr. Dammerman has also been a Director of GE since 1994. From 1984 to 1998 he was Senior Vice President—Finance and Chief Financial Officer at GE, and from 1981 to 1984 he was Vice President and General Manager of GE Capital's Real Estate Financial Services Division. Prior thereto, from 1967 to 1981 he had various financial assignments in several GE businesses. Mr. Dammerman received a B.A. from the University of Dubuque in 1967. Mr. Dammerman was designated to our board of directors by GE.

        David R. Nissen will be a member of our board of directors upon completion of this offering. Mr. Nissen has been President and CEO of Global Consumer Finance at GE since 1993 and a Senior Vice President at GE since 2001. From 1990 to 1993, Mr. Nissen was General Manager of U.S. Consumer Financial Services at Monogram Bank, an affiliate of GE. Prior thereto, from 1980 to 1990 he held various management positions in several GE businesses. Mr. Nissen received a B.A. in Economics from Northwestern University in 1973 and an M.B.A. from the University of Chicago in 1975. Mr. Nissen was designated to our board of directors by GE.

        James A. Parke will be a member of our board of directors upon completion of this offering. Mr. Parke has been Vice Chairman and Chief Financial Officer of GE Capital and a Senior Vice President at GE since 2002. From 1989 to 2002 he was Senior Vice President and Chief Financial Officer at GE Capital and a Vice President of GE. Prior thereto, from 1981 to 1989 he held various management positions in several GE businesses. Mr. Parke received a B.A. in History, Political Science and Economics from Concordia College in Minnesota in 1968. Mr. Parke was designated to our board of directors by GE.

        Frank J. Borelli will be appointed as a member of our board of directors shortly after the completion of this offering. Mr. Borelli has been Senior Advisor to Marsh & McLennan Companies, Inc. and/or MMC Capital since his retirement from Marsh & McLennan on January 2, 2001. Prior thereto, he was Senior Vice President of Marsh & McLennan from April to December 2000 and Senior Vice President and Chief Financial Officer from September 1984 to April 2000. He is a director and Audit Committee Chairman of Express Scripts, Inc. and is Lead Director of the Interpublic Group of Companies. He was a Director of Marsh & McLennan from May 1988 to October 2000. Mr. Borelli is past Chairman and Director of the Financial Executives International and is also Chairman Emeritus of the Board of Trustees of the New York City Chapter of the National Multiple Sclerosis Society, a Trustee of St. Thomas Aquinas College and Chairman of the Nyack Hospital. Mr. Borelli received a B.B.A. in Business Administration from Bernard M. Baruch College, City University of New York in 1956.

        J. Robert "Bob" Kerrey will be appointed as a member of our board of directors shortly after the completion of this offering. Mr. Kerrey has been the President of New School University since 2001. From January 1989 to December 2000, he was a U.S. Senator for the State of Nebraska. Mr. Kerrey was a democratic candidate for President in 1992. From January 1982 to December 1987, Mr. Kerrey served as Governor of Nebraska. Prior thereto, Mr. Kerrey was an independent businessman and founder of a chain of restaurants and health clubs. Mr. Kerrey served in Vietnam as a Navy SEAL from 1966 to 1969, for which he received the Congressional Medal of Honor. He serves on the boards of Jones Apparel Group, Inc. and Tenet Healthcare Corporation. Mr. Kerrey received a B.S. in Pharmacy from the University of Nebraska in 1966.

        Thomas B. Wheeler will be appointed as a member of our board of directors shortly after the completion of this offering. Mr. Wheeler was a member of the Massachusetts Mutual (now known as MassMutual Financial Group) field sales force from May 1962 to June 1983, serving as Agent and General Agent, and served as Executive Vice President of Massachusetts Mutual's insurance and financial management line from July 1983 to December 1986. He became President and Chief Operating Officer of MassMutual in January 1987, President and Chief Executive Officer of MassMutual in October 1988 and Chairman and Chief Executive Officer of MassMutual in March 1996. He retired as Chief Executive Officer in January 1999 and retired as Chairman in December 2000. Mr. Wheeler is a former director of BankBoston, a director of EstateWorks and a director of Textron, Inc. He is a trustee of the Basketball Hall of Fame, Conservancy of S.W. Florida and the Woods Hole Oceanographic Institution. Mr. Wheeler received a B.A. in American Studies from Yale University.

        We anticipate that, upon their appointment, Mr. Borelli, Mr. Kerrey and Mr. Wheeler will qualify as "independent directors" under the applicable rules of the New York Stock Exchange and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

Composition of the Board of Directors

        Upon completion of this offering, and until the first date on which GE owns 50% or less of our outstanding common stock, our board of directors will consist of nine persons, each of whom will serve a one-year term. When GE owns at least 10% but not more than 50% of our outstanding common stock, our board of directors will consist of eleven persons. Beginning on the first date on which GE owns less than 10% of our outstanding common stock, the number of persons constituting our board of directors may be fixed from time to time by resolution of our board of directors, but under our certificate of incorporation, cannot be less than one nor more than fifteen. So long as GE owns more than 50% of our outstanding common stock and the board of directors consists of nine members, GE, in its capacity as the holder of our Class B Common Stock, will have the right to elect five members, and holders of our Class A Common Stock will have the right to elect four members. The size of our board of directors and the election rights of the holders of each class of our common stock will change as GE's percentage ownership of our common stock decreases and are subject to the rights of the holders of any outstanding series of our preferred stock to elect directors under certain limited circumstances. For a detailed description of these election rights, see "Description of Capital Stock—Common Stock—Voting Rights."

Committees of the Board of Directors

        Upon completion of this offering, the standing committees of our board of directors will include the Audit Committee, the Nominating and Corporate Governance Committee, and the Management Development and Compensation Committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities. However, our certificate of incorporation provides that until the first date on which GE owns less than 20% of our outstanding common stock, our board of directors will not establish an executive committee or any other committee having authority typically reserved for an executive committee.

        Audit Committee.    This committee will be concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties will include:

  •
  selecting independent auditors;

  •
  reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

  •
  approving audit and non-audit services provided to us by the independent auditor;

  •
  reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

  •
  overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

  •
  conducting other reviews relating to compliance by our employees with our policies and applicable laws.

        The Audit Committee will be comprised of three "independent" directors as defined under the applicable rules of The New York Stock Exchange. We intend to appoint these directors to serve on our board and the Audit Committee as soon as practicable after completion of this offering, but in any event within the time period prescribed by the listing rules.

        Nominating and Corporate Governance Committee.    This committee's responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. So long as GE owns more than 50% of our outstanding common stock, this committee will make recommendations of candidates for election to our board of directors directly to our stockholders. When GE owns 50% or less of our outstanding common stock, this committee will make recommendations of candidates for election to our board of directors directly to our board of directors, and our board of directors will make recommendations directly to our stockholders. This committee will not make recommendations regarding directors designated by GE. This committee will also annually review director compensation and benefits, and oversee the annual self-evaluations of our board and its committees. It will also make recommendations to our board of directors concerning the structure and membership of the other board committees. So long as GE beneficially owns more than 50% of our outstanding common stock, the Nominating and Corporate Governance Committee will be comprised of five directors, one of which will be designated by GE, one of which will be our chief executive officer and three of which will be "independent" under the applicable rules of The New York Stock Exchange. When GE beneficially owns 50% or less of our outstanding common stock, the Nominating and Corporate Governance Committee will be comprised of three directors, each of whom will be "independent" under the applicable rules of The New York Stock Exchange.

        Management Development and Compensation Committee.    This committee will have two primary responsibilities: (i) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (ii) to review and approve executive compensation and broad-based and incentive compensation plans. So long as GE beneficially owns more than 50% of our outstanding common stock, the Management Development and Compensation Committee will be comprised of three directors, one of which will be designated by GE, two of which will be "independent" under the applicable rules of The New York Stock Exchange and all of which will qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code. When GE beneficially owns 50% or less of our outstanding common stock, the Management Development and Compensation Committee will be comprised of three directors, each of whom will be "independent" under the applicable rules of The New York Stock Exchange.

Director Compensation

        Each independent director will be paid an annual fee of $160,000 in quarterly installments, following the end of each quarter of service. Of this amount, 40% (or $64,000) of the annual fee will be paid in cash and 60% (or $96,000) will be paid in deferred stock units, or DSUs. Instead of receiving a cash payment, directors may elect to have up to 100% of their annual fee paid in DSUs. The board has elected not to adopt a policy of meeting fees because attendance is expected at all scheduled board and committee meetings, absent exceptional cause. Each DSU will be equal in value to a share of our stock, but will not have voting rights. DSUs will accumulate regular quarterly dividends which will be reinvested in additional DSUs. The DSUs will be paid out in cash beginning one year after the director leaves the board. Directors may elect to take their DSU payments as a lump sum or in equal payments spread out for up to ten years.

Executive Compensation

        The following table sets forth the compensation paid or awarded to our chief executive officer and to each of the persons who were the four other most highly compensated executive officers in 2003 who will be continuing as executive officers after the completion of this offering. We refer to these individuals as our "named executive officers."

SUMMARY COMPENSATION

		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation(1) ($)	Restricted stock units(2) ($)	Securities underlying options/ SARs(3) (#)	LTIP payouts(4) ($)	All other compensation (5)(6)(7) ($)
Michael D. Fraizer(8) President, Chief Executive Officer and Director	2003 2002 2001	962,500 900,000 750,000	1,525,000 1,375,000 1,250,000	— — —	1,366,321 — 1,574,000	195,000 300,000 300,000	— 2,881,300 —	94,390 113,629 106,626
Thomas H. Mann President and Chief Executive Officer— Mortgage Insurance	2003 2002 2001	500,000 460,000 410,000	1,150,000 1,050,000 930,000	— — —	940,360 — —	54,000 90,000 112,500	— 1,232,400 —	67,388 59,317 57,327
Pamela S. Schutz President and Chief Executive Officer—Retirement Income and Investments	2003 2002 2001	392,500 365,000 320,000	560,000 510,000 485,000	— — 53,872	721,763 — 983,750	22,800 38,000 42,000	— 197,200 —	35,712 32,407 49,281
K. Rone Baldwin(9) Senior Vice President— Employee Benefits Group	2003 2002 2001	450,000 430,000 378,333	490,000 415,000 375,000	— — —	751,180 — —	27,000 45,000 52,500	— 256,000 —	51,692 50,100 46,741
Leon E. Roday(10) Senior Vice President, General Counsel and Secretary	2003 2002 2001	425,000 388,584 341,981	360,000 310,000 280,000	73,224 — —	658,703 270,500 —	13,800 20,000 22,500	— — —	40,999 28,037 23,923

(1)
Includes the aggregate incremental cost of providing perquisites and personal benefits to our named executive officers for each of the last three years. The amounts reported in this column for Ms. Schutz and Mr. Roday, which represent at least 25% of the total amounts reported for a particular year, are $27,879 for financial counseling and $25,993 for the use of a company vehicle and $40,045 for financial counseling and $23,681 for the use of a company vehicle, respectively. No other named executive officer received perquisites or other personal benefits in an aggregate amount exceeding $50,000 in any of the periods included in this column.

(2)
Shows the market value of GE restricted stock unit awards, or RSUs, on the date of grant. The aggregate holdings and market value of RSUs held on December 31, 2003, by the individuals reported in this column are: Mr. Fraizer, 297,084 units/$9,203,662; Mr. Mann, 134,500 units/$4,166,810; Ms. Schutz, 77,567 units/$2,403,026; Mr. Baldwin, 94,750 units/$2,935,355; and Mr. Roday, 49,317 units/$1,527,841. The restrictions on most of these units lapse on a scheduled basis over the executive officer's career, or upon death, with the restrictions on 25% of the units generally scheduled to lapse three and seven years after the date of grant, and the restrictions on the remaining 50% scheduled to lapse at retirement. The restrictions on RSUs granted in February 2003 will lapse in two 50% increments, the first increment upon the completion of this offering and the second increment one year after the completion of this offering. Regular quarterly dividend equivalents are paid on the RSUs held by these individuals.

(3)
All amounts, except amounts for Mr. Fraizer in 2003, are denominated in shares of GE stock. Amounts shown for Mr. Fraizer in 2003 are denominated in GE SARs. SARs refer to stock appreciation rights.

(4)
Represents the dollar value of payouts pursuant to the GE contingent long-term performance incentive awards granted in 2000.

(5)
Includes payments made pursuant to GE employee savings plans. These amounts are: Mr. Fraizer ($62,850 in 2003, $53,400 in 2002 and $43,750 in 2001); Mr. Mann ($35,620 in 2003, $32,400 in 2002 and $27,950 in 2001); Ms. Schutz ($21,300 in 2003, $21,300 in 2002 and $18,250 in 2001); Mr. Baldwin ($21,600 in 2003, $21,600 in 2002 and $18,450 in 2001); and Mr. Roday ($22,070 in 2003, $18,500 in 2002 and $16,150 in 2001).

(6)
This column includes the estimated dollar value of GE's portion of insurance premium payments for supplemental split-dollar life insurance provided to GE officers prior to the effective date of the Sarbanes-Oxley Act on July 30, 2002. GE will recover all split-dollar premiums paid by it from the policies. The estimated value is calculated, in accordance with SEC rules, as if the 2002 premiums were advanced to the named executive officers without interest until the time GE expects to recover its premium payments. This column also includes taxable payments made to executives to cover premiums for a universal life insurance policy owned by the executive, which is provided to more than 4,400 of GE's executives, including the named executives. These amounts are: Mr. Fraizer ($9,500 in 2003, $44,430 in 2002 and $48,777 in 2001); Mr. Mann ($24,716 in 2003, $21,938 in 2002 and $24,932 in 2001); Ms. Schutz ($7,045 in 2003, $4,514 in 2002 and $25,132 in 2001); Mr. Baldwin ($21,775 in 2003, $21,074 in 2002 and $21,661 in 2001); and Mr. Roday ($10,762 in 2003, $3,891 in 2002 and $2,732 in 2001).

(7)
Includes the difference between market interest rates determined pursuant to SEC rules and the 9.5% to 14% interest contingently credited by GE on salary deferred by the executive officers under various salary deferral plans. Under all such plans, the executive officers generally must remain employed by GE and its affiliates for at least four years following the deferrals, or retire or transfer to a successor employer (in this case, including Genworth when GE ceases to own 50% or more of our outstanding common stock) after a year of deferral, in order to obtain the stated interest rate. These amounts are: Mr. Fraizer ($22,040 in 2003, $15,799 in 2002 and $14,099 in 2001); Mr. Mann ($7,052 in 2003, $4,979 in 2002 and $4,445 in 2001); Ms. Schutz ($7,367 in 2003, $6,593 in 2002 and $5,899 in 2001); Mr. Baldwin ($8,317 in 2003, $7,426 in 2002 and $6,630 in 2001); and Mr. Roday ($8,167 in 2003, $5,646 in 2002 and $5,041 in 2001).

(8)
Does not include a special one-time incentive bonus of $2 million (net of applicable taxes) to be paid by GE to Mr. Fraizer in his capacity as an officer of GE for executing GE's overall insurance strategy of selling or repositioning various GE insurance businesses and completing this offering. This bonus will be paid by GE upon completion of this offering.

(9)
Excludes certain cost of living allowances and tax gross-up payments paid by GE in connection with Mr. Baldwin's overseas assignment from July 2000 to August 2002. These amounts were $98,530 in 2003, $195,699 in 2002 and $333,193 in 2001.

(10)
Does not include amounts earned pursuant to an executive annuity program to be paid by us. Under the annuity program, Mr. Roday is eligible to receive ten annual payments of $50,000 beginning in 2007, ten years after the original date of his grant. Mr. Roday's interest in the annuity payments vests over ten years at the rate of five-sixths of one percent for each completed month of employment. As of December 31, 2003, Mr. Roday was vested in and entitled to receive approximately 74% of his annual annuity payments or $37,000 per year.

Executive Officer Stock Ownership Guidelines

        In order to help demonstrate the alignment of the personal interests of our executive officers with the interests of our stockholders, we intend to establish the following stock ownership requirements, as multiples of the executive officer's base salary, that must be held by our executive officers:

Position	Multiple
Genworth Chief Executive Officer	5x
Presidents and Senior Vice Presidents	2x

        The number of shares of our stock that must be held will be determined by multiplying the executive officer's annual base salary in the year in which the executive officer becomes subject to the ownership requirements by the applicable multiple shown above, and dividing the result by the average closing price of our stock during the immediately preceding 12 months or, in the case of executive officers that will be subject to the ownership guidelines in 2004, by dividing the result by the initial public offering price of our Class A Common Stock. In order to meet this stock ownership requirement, an executive officer may count all shares of our stock owned by the executive officer, including stock held in our 401(k) plan, stock units held in any deferral plan and any company RSUs, including RSUs issued to the executive officer upon conversion of GE RSUs in connection with this offering, but excluding any RSUs that lapse upon retirement. Each executive officer must attain ownership of the required stock ownership level within five years after GE ceases to own more than 50% of our outstanding stock (or if later, within five years of becoming an executive officer) and maintain ownership of at least such amount of our stock while they hold office.

        In order to assist any particular executive officer in obtaining the required level of stock ownership, each executive officer will be given the option, exercisable at any time during the five year period above, to elect to receive a portion of his or her annual incentive compensation, including LTIPs, in our common stock. In the event that an executive officer fails to reach a required level of stock ownership during the five year period above, we will require the executive officer to be paid, in lieu of any annual incentive payments, in common stock until the applicable required level of stock ownership is obtained.

        We also intend to establish holding periods for stock acquired by senior executive officers upon the exercise of stock options. Senior executive officers will be required to hold, for at least nine months, the shares of stock received by them upon exercise of any stock option (net of any shares applied for a cashless exercise or to pay applicable taxes).

Benefit Plans—Transition from GE to Genworth Plans

        Prior to this offering, our employees have been covered under GE benefit plans. These GE benefit plans include the GE 1990 Long-Term Incentive Plan providing stock options, stock appreciation rights, or SARs, restricted stock unit awards, or RSUs, and long-term contingent performance incentive awards; the GE Incentive Compensation Plan providing annual incentive compensation; retirement programs providing pension, 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. We have reimbursed GE for benefits it has provided to our employees under these benefit plans.

        After the completion of this offering, and for so long as GE owns more than 50% of our outstanding common stock, we will be part of the GE group, and our employees generally will continue to be eligible to participate in the GE benefit plans, except as noted below. When GE ceases to own more than 50% of our outstanding common stock, we anticipate that these employees will be covered by the benefit plans that we expect to establish. However, to the extent these employees are non-U.S. employees, benefit transition may be delayed, by mutual agreement between GE and us, for up to six months following the date that GE ceases to own more than 50% of our outstanding common stock (such date, whether delayed or not, is referred to as the "International Benefit Transition Date").

        Prior to this offering, some of the employees of our business received certain awards under the GE 1990 Long-Term Incentive Plan. The treatment of these outstanding awards in connection with this offering are described below under "—GE 1990 Long-Term Incentive Plan." After the completion of this offering, our employees will no longer be eligible to participate in the GE 1990 Long-Term Incentive Plan.

        Prior to the completion of this offering, we will establish, adopt and maintain plans for our selected employees providing for cash or other bonus awards, stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards. However, certain of our employees will continue to participate in the GE Incentive Compensation Plan based on our company-and individual-specific performance measures, and our corresponding plan providing for annual cash or other bonus awards will not become effective until the date that GE ceases to own more than 50% of our outstanding common stock. See "—Omnibus Incentive Plan" and "—Incentive Compensation Program" for information concerning these plans.

        From the completion of this offering until GE ceases to own more than 50% of our outstanding common stock or, in the case of our applicable non-U.S. employees, the International Benefit Transition Date, we will reimburse GE for the costs incurred by GE and its affiliates for continuing coverage of our employees in the GE benefit plans. We will also reimburse GE for the reasonable costs incurred by GE and its affiliates for cooperating in the operation and administration of our benefit plans, including our plans providing for stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards and, to some extent, for the tax benefits we realize in connection with these compensation and benefit plans and arrangements. See "Arrangements between GE and Our Company—Employee Matters Agreement" for information concerning our benefit plans, our reimbursement obligations to GE, and other employment matters after the completion of this offering, and see "Arrangements Between GE and Our Company—Tax Matters Agreement."

Stock Option Grants and SARs

        Stock options and SARs were granted to our named executive officers in 2003 by GE. Each stock option permits the named executive officer, generally for a period of ten years, to purchase one share of GE stock at the market price of GE stock on the date of grant. Each SAR expires ten years after the date of grant and permits the executive officer to receive an amount equal to the difference between the SAR exercise price and the fair market value of one share of GE stock on the date the SAR is exercised. The amount of such difference, multiplied by the number of SARs exercised, is payable and delivered in GE stock. The following tables provide information on stock options and SARs granted in 2003, and on previously granted stock options exercised by the named executive officers during 2003, as well as information on their stock option and SARs holdings at the end of 2003. See "—GE 1990 Long-Term Incentive Plan" for a description of the treatment of these options and SARs after this offering.

STOCK OPTION/SAR GRANTS IN 2003

	Individual grants(1)
Name	Number of options/SARs granted (#)	Percent of total GE options/SARS granted	Exercise or base price ($ per share)	Expiration date	Grant date present value($)(2)
Michael D. Fraizer	195,000	1.6359%	31.53	9/12/13	1,834,642
Thomas H. Mann	54,000	0.4530%	31.53	9/12/13	508,055
Pamela S. Schutz	22,800	0.1913%	31.53	9/12/13	214,512
K. Rone Baldwin	27,000	0.2265%	31.53	9/12/13	254,027
Leon E. Roday	13,800	0.1158%	31.53	9/12/13	129,836

(1)
Options are denominated in shares of GE stock. SARs are denominated in GE SARs.

(2)
These estimated hypothetical values are based on a Black-Scholes option pricing model in accordance with SEC rules. We used the following assumptions in estimating these values: potential option term, 10 years; risk free rate of return, 3.5%; expected volatility, 34.7%; and expected dividend yield, 2.5%.

AGGREGATED STOCK OPTIONS/SARs EXERCISED IN 2003,
AND DECEMBER 31, 2003 OPTION/SAR VALUES(1)

			Number of unexercised options/SARs at December 31, 2003 (#)		Value of unexercised in-the-money options/SARs at December 31, 2003 ($)(2)
Name	Options/SARs exercised (#)	Value realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Fraizer	36,000	733,680	719,000	765,000	5,845,116	943,200
Thomas H. Mann	72,000	1,654,790	413,500	271,000	3,749,245	282,960
Pamela S. Schutz	9,000	142,451	101,100	102,200	962,325	119,472
K. Rone Baldwin	—	—	177,000	125,500	1,764,729	141,480
Leon E. Roday	—	—	34,500	55,800	57,100	62,880

(1)
Options are denominated in shares of GE stock. SARs are denominated in GE SARs.

(2)
Stock option and SAR values are based upon the difference between the grant prices of all outstanding options and SARs awarded in 2003 and prior years and the December 31, 2003 closing price for GE's stock of $30.98 per share.

Retirement Plans

        We anticipate that our U.S. employees will be covered by the GE retirement plans for so long as GE owns more than 50% of our outstanding common stock. Thereafter, we anticipate that our U.S. employees will be covered by the retirement plans that we expect to establish. See "Arrangements between GE and Our Company—Employee Matters Agreement" for information concerning our retirement plans after the completion of this offering. The summary below relates to the GE retirement plans.

        Under the GE retirement plans, employees are generally eligible to retire with unreduced benefits under such plans at age 60 or later, and with social security benefits at age 62 or later. The estimated total annual retirement benefits provided under the GE retirement plans (GE Pension Plan, GE Supplementary Pension Plan and GE Excess Benefit Plan) and social security for our employees in higher salary classifications retiring directly from GE and its affiliates at age 62 or later are as follows.

	Years of service at retirement
Earnings credited for retirement benefits
	20	25	30	35	40
$500,000	$187,206	$229,735	$272,265	$300,000	$300,000
750,000	274,706	339,110	403,515	450,000	450,000
1,000,000	362,206	448,485	534,765	600,000	600,000
1,500,000	537,206	667,235	797,265	900,000	900,000
2,000,000	712,206	885,985	1,059,765	1,200,000	1,200,000
2,500,000	887,206	1,104,735	1,322,265	1,500,000	1,500,000
3,000,000	1,062,206	1,323,485	1,584,765	1,800,000	1,800,000

Note:
The amounts shown above are applicable to employees retiring in 2004 at age 62.

        Amounts shown as "earnings credited for retirement benefits" in this table represent the average annual covered compensation paid for the highest 36 consecutive months out of the last 120 months prior to retirement. For 2003, covered compensation for the individuals named in the Summary Compensation table (see "—Executive Compensation") is the same as the total of their salary and bonus amounts shown in that table. As of December 31, 2003, our named executive officers had the following years of credited service with the company: Mr. Fraizer, 23 years; Mr. Baldwin, 9 years; Mr. Mann, 30 years; Mr. Roday, 7 years; and Ms. Schutz, 25 years. The approximate annual retirement benefits provided under the GE retirement plans are payable in fixed monthly payments for life, with a guaranteed minimum term of five years.

GE 1990 Long-Term Incentive Plan

        Prior to this offering, some of our executive employees received stock options, SARs, RSUs and long-term contingent performance incentive awards under the GE 1990 Long-Term Incentive Plan. The following is a description of the treatment of those awards in connection with our initial public offering and our separation from GE.

        Vested GE stock options.    After the completion of this offering, all GE stock options that are vested and held by our employees (other than Mr. Fraizer's vested GE stock options) will remain exercisable in accordance with their terms and the GE 1990 Long-Term Incentive Plan. Each such GE stock option permits the holder, generally for a period of ten years from the date of grant or, if earlier, five years from the date that GE ceases to own 50% or more of our outstanding common stock, to purchase one share of GE stock from GE at the market price of GE stock on the date of grant. GE will remain responsible for the GE stock options of our employees that are vested on the date of this prospectus (other than Mr. Fraizer's vested GE stock options). We will have no obligations with respect to those options.

        Vested GE stock options of Mr. Fraizer, unvested GE stock options, SARs and RSUs. On the date of this prospectus, all of Mr. Fraizer's GE stock options (whether or not vested) and all other GE stock options that are unvested and held by our employees as of such time will be canceled by GE and converted into options to purchase our Class A Common Stock based on a ratio equal to the initial offering price of our Class A Common Stock divided by the weighted-average stock price of GE common stock for the trading day immediately prior to the date of this prospectus (the "Conversion Ratio"). These converted options, if unvested, generally will continue to vest in accordance with the terms of their original grants and the GE 1990 Long-Term Incentive Plan (generally in five equal annual installments from the first anniversary of the date of grant for options granted in 2002 and thereafter, or in two equal installments three and five years after they were originally granted for options granted before 2002) and generally will remain exercisable for a period of ten years from the date of original grant. Following cancellation of such GE stock options, GE will have no further liability with respect to these options, and we will be responsible for the converted options.

        Mr. Fraizer is the only named executive officer who holds GE SARs that are exercisable for GE stock. These rights, which were granted in 2003, will be canceled by GE and converted into our SARs on the date of this prospectus based upon the Conversion Ratio. These converted SARs will continue to vest in accordance with the terms of their original grant and the GE 1990 Long-Term Incentive Plan (in five equal annual installments from the first anniversary of the date of original grant) and will remain exercisable for a period of ten years from the date of original grant.

        On the date of this prospectus, all GE RSUs held by our employees (other than GE RSUs with restrictions that lapse on the date of this prospectus, as described in this paragraph) will be canceled by GE and converted into our RSUs based upon the Conversion Ratio and will generally have the same terms as their original grant and the GE 1990 Long-Term Incentive Plan. Such RSUs will entitle the holder to receive regular quarterly payments from us equal to the quarterly dividend on our stock. Also, provided the holder is still employed by us when the restrictions lapse, the holder will receive one share of our Class A Common Stock from us in exchange for each RSU. The restrictions on the converted RSUs granted in September 2003 will lapse in 50% increments after three and five years from the date of original grant. The restrictions on the GE RSUs granted in February 2003 to 21 senior executives will lapse in 50% increments, the first increment of GE RSUs on the date of this prospectus and the remaining increment of converted RSUs one year thereafter. The restrictions on most of the converted RSUs granted in 2002 will lapse in 25% increments after three, five and ten years from the date of original grant, with the final 25% lapsing at retirement. The restrictions on most of the converted RSUs granted before 2002 will lapse in 25% increments after three and seven years from the date of original grant, with the final 50% lapsing at retirement. Any converted RSUs as to which restrictions have not lapsed will be forfeited if the executive leaves our company prior to the lapse of the restrictions.

        GE will have no further liability with respect to the GE SARs and GE RSUs that are canceled by GE and converted into Genworth SARs and RSUs, respectively, and we will be responsible for the converted awards.

        GE long-term contingent performance awards.    In March 2003, the management development and compensation committee of GE's board of directors granted long-term contingent performance incentive awards to select GE executives for the 2003 to 2005 period to provide a continued emphasis on specified financial performance goals that the committee considered to be important contributors to GE's long-term shareowner value. The awards will only be payable if GE achieves, on an overall basis for the three-year 2003 to 2005 period, specified goals for one or more of the following four measurements, all as adjusted by the committee to remove the effects of unusual events and the effect of pensions on income: average earnings per share growth rate; average revenue growth rate; cumulative return on total capital; and cumulative cash generated. GE expects the awards to be payable in 2006 if the performance goals are met. The awards are subject to forfeiture if the executive's employment terminates for any reason other than disability, death, or retirement before December 31, 2005.

        For purposes of determining eligibility for long-term contingent performance incentive awards granted to our executives in March 2003, employment with us will be deemed to be continued employment with GE (or an applicable GE affiliate). A prorated award (equal to one-third of the amount otherwise payable) will be paid by GE in 2006 when such awards are otherwise payable under the plan, provided the executives otherwise satisfy the conditions of the original award. We will not be liable for any such payments. The following table shows the multiple of our named executives' salary rate in effect and the annual bonus awarded in February 2003 that would be payable in 2006 under these awards if GE precisely attained the threshold, target, or maximum goals set by the committee for all applicable performance measurements and before taking into account the proration as described above:

	Performance period	Threshold payment		Target payment	Maximum payment
Michael D. Fraizer	1/03-12/05	1	x	2x	2.5x
Thomas H. Mann	1/03-12/05	0.5	x	1x	2x
Pamela S. Schutz	1/03-12/05	0.25	x	0.5x	1x
K. Rone Baldwin	1/03-12/05	0.25	x	0.5x	1x
Leon E. Roday	1/03-12/05	0.25	x	0.5x	1x

        Prior to the one-third proration described above, each measurement is weighted equally, and payments will be made for achieving any of the three goals (threshold, target or maximum) for any of the four measurements. For example, the executives in the table above would receive only one-quarter of the threshold payment if GE met at the end of the three-year period only a single threshold goal for a single measurement. Also, payments will be further prorated for performance that falls between goals.

Omnibus Incentive Plan

        In connection with completion of this offering, subject to shareholder and board of director approval, we intend to establish the 2004 Genworth Financial, Inc. Omnibus Incentive Plan, which we refer to as the Genworth Omnibus Plan, pursuant to which we will administer the stock options, SARs and RSUs issued and cancelled by GE under the GE 1990 Long-Term Incentive Plan and replaced with our awards (see "—GE 1990 Long-Term Incentive Plan"). The Genworth Omnibus Plan will also permit us to issue stock-based, stock-denominated and other awards to employees, nonemployee directors and other individuals providing services to Genworth and our participating affiliates on and after the date of this prospectus. Available awards under the Genworth Omnibus Plan will include:

  •
  stock options (but not incentive stock options under Section 422 of the Internal Revenue Code),

  •
  SARs,

  •
  restricted stock and RSUs (including performance shares and performance units),

  •
  other awards valued in whole or in part by reference to or otherwise based on our common stock (other stock-based awards),

  •
  nonemployee director awards (including DSUs),

  •
  dividend equivalents, and

  •
  cash-based awards.

        The following is a description of the Genworth Omnibus Plan and the treatment of those awards to be made in connection with and after this offering and the concurrent offerings.

        Awards in connection with our initial public offering.    On the date of this prospectus, we anticipate granting to our executive officers an aggregate of 6.1 million SARs and to some or all of our other employees nonqualified stock options to purchase an aggregate of 10.1 million shares of our Class A Common Stock. The named executive officers will be granted SARs as follows: Mr. Fraizer, 1,900,000 SARs; Mr. Baldwin, 400,000 SARs; Mr. Mann, 680,000 SARs; Mr. Roday, 320,000 SARs; Ms. Schutz, 550,000 SARs; and the remaining executive officers, an aggregate of 2,260,000 SARs. The exercise price of these SARs and options will be equal to the initial offering price. These SARs and options will vest in 25% annual increments commencing on the second anniversary of the date of grant.

        Each of these SARs permits the executive officer to receive an amount equal to the difference between the SAR exercise price and the fair market value of one share of our Class A Common Stock on the date the SAR is exercised. The amount of this difference, multiplied by the number of SARs exercised, is payable and delivered in shares of our Class A Common Stock. We anticipate that after the initial grant in connection with our initial public offering, we will issue annual grants to our executives and periodic grants to our other employees under the Genworth Omnibus Plan subject to the approval of our Management Development and Compensation Committee.

        Under the Genworth Omnibus Plan, we also anticipate granting RSUs in 2005 to our executive officers contingent upon the achievement of one or both of the following performance goals for the 2004 performance year. The performance goals are positive annual net earnings as determined under U.S. GAAP, which we refer to as Net Earnings, and positive annual earnings from continuing operations before income taxes and accounting changes as determined under U.S. GAAP, which we refer to as Consolidated Operating Earnings. Our chief executive officer is eligible for an award of RSUs under the Genworth Omnibus Plan equal in value on the date of grant to up to one percent (1.0%) of the greater of Net Earnings or Consolidated Operating Earnings, and each of our other executive officers is eligible for an award of RSUs under the Genworth Omnibus Plan equal in value on the date of grant to up to one-half of one percent (0.5%) of the greater of Net Earnings or Consolidated Operating Earnings. However, in no event will any participant receive grants of RSUs that exceed the annual award limit under the Genworth Omnibus Plan, and the management development and compensation committee of GE's board of directors (or, for purposes of Section 162(m) of the Internal Revenue Code, its successor) has absolute discretion to reduce or eliminate the value of the RSUs to be awarded to our executive officers.

        Under the Genworth Omnibus Plan, we also anticipate granting, subject to shareholder approval, long-term performance awards to our executive officers for the 2004 to 2006 period. The awards will only be payable if we achieve, on an overall basis for such period, specified goals for average annual return on equity growth or average annual operating earnings growth, or both, each as adjusted by our Management Development and Compensation Committee, to remove the effects of unusual events. We expect to pay these awards in the first quarter of 2007 in cash, our Class A Common Stock, or both, as determined by our Management Development and Compensation Committee, if the performance goals are met. The awards will be subject to forfeiture if the executive's employment terminates for any reason other than disability, death, or retirement before December 31, 2006.

        The following table shows the multiple of the named executives' salary rate as of March 1, 2004 and the most recent annual bonus awarded by GE prior to the completion of this offering that would be payable in 2007 under these awards if we precisely attained the threshold, target, or maximum goals set by our Management Development and Compensation Committee for all applicable performance measurements:

	Performance period	Threshold payment	Target payment	Maximum payment
Michael D. Fraizer	01/04-12/06	1x	2x	2.5x
Thomas H. Mann	01/04-12/06	0.5x	1x	2x
Pamela S. Schutz	01/04-12/06	0.5x	1x	2x
K. Rone Baldwin	01/04-12/06	0.5x	1x	2x
Leon E. Roday	01/04-12/06	0.5x	1x	2x

        Each measurement is weighted equally, and payments will be made for achieving any of the three goals (threshold, target or maximum) for any of the two measurements. For example, the executives in the table above would receive only one-half of the threshold payment if we met at the end of the three-year period only a single threshold goal for a single measurement. Also, payments will be prorated for performance that falls between goals.

        Effective date and term.    The Genworth Omnibus Plan will become effective on the date of this prospectus, subject to shareholder and board of director approval, and will authorize the granting of awards for a term of up to 10 years.

        Administration.    The Genworth Omnibus Plan will be administered by our Management Development and Compensation Committee. The Management Development and Compensation Committee will be able to select eligible participants to whom awards are granted; determine the types of awards to be granted and the number of shares covered by such awards; set the terms and conditions of such awards (including any terms and conditions relating to a change of control of our company); and cancel, suspend, and amend awards. The Management Development and Compensation Committee's determinations and interpretations under the Genworth Omnibus Plan will be binding on all interested parties. The Management Development and Compensation Committee will be empowered to delegate to one or more of its members, to one or more officers of our company or its affiliates, or to one or more agents or advisors such administrative duties or powers it may deem advisable. In addition, subject to certain restrictions, the Management Development and Compensation Committee may, by resolution, authorize one or more officers of our company to (i) designate employees and other individuals providing services to Genworth and our participating affiliates to receive awards and (ii) determine the terms and conditions of such awards.

        Eligibility.    Awards under the Genworth Omnibus Plan may be granted to employees, nonemployee directors and other individuals providing services to Genworth and our participating affiliates.

        Number of shares available for issuance.    Subject to adjustment as described below, 38,000,000 shares of our Class A Common Stock (including authorized and unissued shares and treasury shares) will be available for granting awards under the Genworth Omnibus Plan. The GE awards (including Mr. Fraizer's GE stock options (whether or not vested) and all other GE stock options that are unvested, GE SARs and GE RSUs) replaced with our awards in connection with the completion of this offering will be deemed granted under the Genworth Omnibus Plan. We anticipate the number of our stock options, SARs and RSUs replacing such GE stock options, SARs and RSUs will be 5,148,662, 273,443 and 1,392,231, respectively. If any shares subject to any award under the Genworth Omnibus Plan are forfeited, or if any such award terminates or is settled without the delivery of shares, the shares previously used or reserved for such awards will be available for future awards under the Genworth Omnibus Plan.

        Adjustments.    In the event of corporate event or transaction such as a stock split, stock dividend, or other extraordinary corporate event, the Management Development and Compensation Committee will be able to adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms. The Management Development and Compensation Committee will also be authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting our company or our financial statements or of changes in applicable laws, regulations, or accounting principles. The awards that may be granted under the Genworth Omnibus Plan after the effective date of the Genworth Omnibus Plan cannot presently be determined. In addition, nothing contained in the Genworth Omnibus Plan will prevent us or any affiliate from adopting or continuing in effect other or additional compensation arrangements.

        Awards.    Awards generally will be granted for no cash consideration. We intend that, under the Genworth Omnibus Plan, awards may provide that upon exercise the participant will receive cash, stock, other securities, other awards, other property, or any combination thereof, as the Management Development and Compensation Committee will determine. Except in the case of GE awards converted to Genworth awards, the exercise price per share of Class A Common Stock purchasable under any stock option, the grant price of any SAR, and the purchase price of any security which may be purchased under any other stock-based award will be not less than 100% of the fair market value of the stock or other security on the date of the grant of such option, SAR, or right, or, if the Management Development and Compensation Committee so determines, in the case of certain awards retroactively granted in tandem with or in substitution for other awards under the Genworth Omnibus Plan or for any other outstanding awards, on the date of grant of such other awards. It is intended that, under the Genworth Omnibus Plan, any exercise or purchase price may be paid in cash or, if permitted by the Management Development and Compensation Committee, by surrender of shares.

        Annual award limits.    The awards which may be granted under the Genworth Omnibus Plan are generally subject to the following limits (each, an "Annual Award Limit"). The maximum number of our shares of Class A Common Stock with respect to which stock options or SARs may be granted or measured to any participant in a calendar year is 5,000,000 shares. The maximum number of our shares of Class A Common Stock with respect to which restricted stock or RSUs may be granted or measured to any participant in any calendar year is 2,000,000 shares. The maximum number of our shares of Class A Common Stock with respect to which other stock-based awards, not otherwise described in the Genworth Omnibus Plan, may be granted or measured to any participant in any calendar year is 1,000,000 shares. The maximum amount that may be paid or credited to any executive officer whom the Management Development and Compensation Committee identifies as a potential "covered employee" subject to Section 162(m) of the Internal Revenue Code (a "Covered Employee") in any calendar year in respect of a Covered Employee annual incentive award is $5,000,000. The maximum amount of any cash-based awards that may be paid, credited or vested to any participant in any calendar year is $10,000,000. These provisions are designed so that compensation resulting from awards can qualify as tax deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

        Stock options.    A participant granted an option will be entitled to purchase a specified number of shares of Class A Common Stock during a specified term at a fixed price, affording the participant an opportunity to benefit from the appreciation in the market price of our stock from the date of grant.

        SARs.    A participant granted a SAR will be entitled to receive the excess of the fair market value (calculated as of the exercise date) of a share of our Class A Common Stock over the grant price of the SAR in cash, our shares of Class A Common Stock, a combination thereof, or any other manner approved by the Management Development and Compensation Committee in its sole discretion. The terms and conditions of any SARs will be determined by the Management Development and Compensation Committee at the time of grant.

        Restricted stock and RSUs.    Restricted stock and RSUs are awards that will be non-transferable and subject to a risk of forfeiture upon certain kinds of employment terminations, as determined by the Management Development and Compensation Committee, during a restricted period specified by the Management Development and Compensation Committee. Restricted stock will provide a participant with all of the rights of a share owner of our company, including the right to vote the shares and to receive dividends, at the end of a specified period. An RSU will represent a right to receive a share of Class A Common Stock, or an equivalent value as the Management Development and Compensation Committee may determine, together with dividend equivalent payments in cash or as additional shares if specified by the Management Development and Compensation Committee, at the end of a specified period. After lapse of these restrictions, settlement of RSUs may be further deferred. Restricted stock and RSUs may be awarded, or their restrictions may lapse, based upon achievement of a pre-established performance goal as described below and are referred to as performance shares and performance units, respectively. The Management Development and Compensation Committee will have discretion to vary the forfeiture conditions of restricted stock and RSUs. RSUs will be settled in cash, shares, other securities, additional awards or any combination of the foregoing, as determined by the Management Development and Compensation Committee.

        Other stock-based awards.    Other stock-based awards are awards for which the Management Development and Compensation Committee will establish virtually all terms and conditions.

        Nonemployee director awards.    Nonemployee director awards are awards to nonemployee directors for which the Management and Development Compensation Committee will establish virtually all terms and conditions, and includes awards granted in satisfaction of annual fees that are otherwise payable to nonemployee directors, such as DSUs. See "—Director Compensation" for a description of DSUs. The maximum number of our shares of Class A Common Stock that may be issued as nonemployee director awards is 1,000,000 shares, and the maximum number of our shares of Class A Common Stock with respect to which nonemployee director awards may be granted or measured to any nonemployee director in any calendar year is 25,000 shares.

        Dividend equivalents.    Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends or interest with respect to a specified number of shares.

        Cash-based awards.    Cash-based awards are awards for which the Management Development and Compensation Committee will establish virtually all terms and conditions. For example, the three-year contingent long-term performance award which we intend to grant as described above under "—Omnibus Incentive Plan—Awards in connection with our initial public offering" will represent a contingent right to receive a payment, the amount of which would be a multiple of the salary rate as of March 1, 2004 and the most recent annual bonus awarded by GE prior to the completion of this offering. The percentage, if any, of such compensation to be used to determine the amount payable under the performance award will be contingent upon the extent of achievement of the pre-established performance goals during the three-year period. Under a long-term performance award, the Management Development and Compensation Committee will determine, after the end of the performance period, whether a participant has become entitled to a settlement of his or her performance award, and whether that settlement will be paid in cash, a distribution of shares of Class A Common Stock, or crediting of stock units, provided that the Management Development and Compensation Committee may permit the participant to elect the form of settlement for all or a portion of the award.

        Performance-based compensation.    One type of performance-based compensation award is the Covered Employee incentive award. See "—Incentive Compensation Program" for a description of such award. In addition, the Management Development and Compensation Committee may design any award so that the granting, vesting, crediting and/or payment of such award meets the requirements for performance-based compensation. The performance goals to be established by the Management Development and Compensation Committee for performance-based compensation may be based on any or all of the following measures applicable to our company, its affiliates, or any of their business units: net earnings or net income (before or after taxes); earnings growth; earnings per share; net sales (including net sales growth); gross profits or net operating profit; return measures (including, but not limited to, return on assets, capital, equity, or sales); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital and statutory cash measures); revenue growth; earnings before or after taxes, interest, depreciation, and/or amortization; productivity ratios; share price (including, but not limited to, growth measures and total shareholder return); expense targets; margins (including, but not limited to, gross or operating margins); operating efficiency; customer satisfaction or increase in the number of customers; attainment of budget goals; division working capital turnover; market share; cost reductions; working capital targets; and EVA® and other value-added measures.

        Change of control.    The Genworth Omnibus Plan will provide that, unless the Management Development and Compensation Committee determines otherwise or unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or stock exchange on which shares of our Class A Common Stock are listed, in the event of a change of control (as defined in the Genworth Omnibus Plan) in which a successor entity fails to assume and maintain awards under the Genworth Omnibus Plan:

  •
  Awards, the vesting of which depends upon a participant's continuation of service for a period of time, will fully vest as of the effective date of the change of control, will be distributed or paid to the participant, and will thereafter terminate.

  •
  Awards, the vesting of which is based on achievement of performance criteria (other than the Covered Employee annual incentive awards), will fully vest as of the effective date of the change of control, will be deemed earned based on the target performance being attained for the performance period in which the change of control occurs, will be distributed or paid to the participant pro rata based on the portion of the performance period elapsed on the date of the change of control, and will thereafter terminate.

  •
  Covered Employee annual incentive awards will be based on the Consolidated Operating Earnings or Net Earnings of the calendar year in which the change of control occurs (or such other method of payment as may be determined by the Management Development and Compensation Committee at the time of such award or thereafter but prior to the change of control), will be distributed or paid to the participant pro rata based on the portion of the year elapsed on the date of the change of control, and will thereafter terminate.

We anticipate that the foregoing change of control provisions will apply to:

  •
  the awards which we intend to grant in connection with our initial public offering as described above under "—Omnibus Incentive Plan—Awards in connection with our initial public offering," and

  •
  the GE stock options, GE SARs and GE RSUs granted in September 2003 which will be canceled by GE and replaced with our stock options, SARs and RSUs, respectively, as described above under "—GE 1990 Long-Term Incentive Plan—Vested GE stock options of Mr. Fraizer, unvested GE stock options, SARs and RSUs,"

provided that a change of control occurs in which a successor entity assumes and maintains awards under the Genworth Omnibus Plan but the participant's service with us and our affiliates is terminated without cause or for good reason within 12 months following the effective date of such change of control.

        Deferrals.    The Management Development and Compensation Committee also will be able to require or permit award payments to be deferred and may authorize crediting of dividends or interest or their equivalents in connection with any such deferral.

        Transferability.    Awards generally will be non-transferable except upon the death of a participant, although the Management Development and Compensation Committee may permit a participant to transfer awards subject to such conditions as the Management Development and Compensation Committee may establish.

  Tax consequences

        The following is a summary of the principal U.S. federal income tax consequences of transactions under the Genworth Omnibus Plan, based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

        Nonqualified options.    No taxable income is realized by a participant upon the grant of an option. Upon the exercise of an option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of Class A Common Stock received over the aggregate option exercise price (the spread), even though that common stock may be subject to a restriction on transferability or may be subsequently forfeited, in limited circumstances. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from the exercise of an option. The spread is generally deductible by the participant's employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m) of the Internal Revenue Code. The participant's tax basis in shares of common stock acquired by exercise of an option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

        Upon a sale of the shares of Class A Common Stock received by the participant upon exercise of the option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant's holding period for shares acquired after the exercise of an option begins on the date of exercise of that option.

        If the participant pays the exercise price in full or in part by using shares of previously acquired Class A Common Stock, the exercise will not affect the tax treatment described above and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us, and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation, even though those shares may be subject to sale restrictions. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income and the holding period will commence on the exercise date. Shares used to pay applicable income and payroll taxes arising from that exercise will generate taxable income or loss equal to the difference between the tax basis of those shares and the amount of income and payroll taxes satisfied with those shares. The income or loss will be treated as long-term or short-term capital gain or loss depending on the holding period of the shares used. Where the shares used to pay applicable income and payroll taxes arising from that exercise generate a loss equal to the difference between the tax basis of those shares and the amount of income and payroll taxes satisfied with those shares, that loss may not be currently recognizable if, within a period beginning 30 days before the exercise date and ending 30 days after that date, the participant acquires or enters into a contract or option to acquire additional common stock.

        SARs.    The grant of a SAR will create no tax consequences for the participant or us. Upon the exercise of a SAR, the participant will recognize compensation income, in an amount equal to the cash or the fair market value of the Class A Common Stock received from the exercise. The participant's tax basis in the shares of Class A Common Stock received in the exercise of the SAR will be equal to the compensation income recognized with respect to the Class A Common Stock. The participant's holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, we generally will be entitled to a deduction in the amount of the compensation income recognized by the participant.

        Other awards.    Other awards under the Genworth Omnibus Plan, including restricted stock, RSUs and performance awards, generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares or other property, or (in the absence of an appropriate election) the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other property. We generally would be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an award.

        Certain limitations on deductibility of executive compensation.    With some exceptions, Section 162(m) of the Internal Revenue Code limits our deduction to us for compensation paid to employees in excess of $1 million per executive per taxable year. However, compensation paid to employees will not be subject to that deduction limit if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Compensation to be paid to employees under the Genworth Omnibus Plan is generally intended to be qualified performance-based compensation.

        Amendment and termination.    The Genworth Omnibus Plan may be amended or terminated by our board of directors at any time, subject to certain limitations, and the awards granted under the plan may be amended or terminated by the Management Development and Compensation Committee at any time, provided that no such action may, without a participant's written consent, adversely affect in any material way any previously granted award, and no amendment that would require shareholder approval under applicable law may become effective without shareholder approval.

Incentive Compensation Program

        We anticipate that our key employees (including officers) will be covered by the GE Incentive Compensation Plan (the "GE IC Plan") until the date that GE ceases to own more than 50% of our outstanding common stock, although the performance measures will be specifically based on our company-specific and individual-specific performance measures subject to the approval of the management development and compensation committee of GE's board of directors. For 2004, the performance goals for our executive officers are Net Earnings and Consolidated Operating Earnings. Our chief executive officer is eligible for an award under the GE IC Plan of up to one percent (1.0%) of the greater of Net Earnings or Consolidated Operating Earnings, and each of our other executive officers is eligible for an award under the GE IC Plan of up to one-half of one percent (0.5%) of the greater of Net Earnings or Consolidated Operating Earnings. However, in no event will any participant receive an award greater than one percent (1.0%) of Net Earnings or Consolidated Operating Earnings, or the total amount available under the terms of the GE IC Plan, and the management development and compensation committee of GE's board of directors (or, for purposes of Section 162(m) of the Internal Revenue Code, its successor) has absolute discretion to reduce or eliminate the amount of incentive compensation to be awarded to our executive officers.

        Prior to the completion of this offering, we intend to establish, subject to shareholder and board of director approval, an annual incentive compensation program or programs (the "Genworth IC Program"), which may be part of the Genworth Omnibus Plan, and provide our key employees (including officers) with the opportunity to earn annual incentives based on company-wide, business unit and individual performance measures, although the Genworth IC Program will not become effective until the date that GE ceases to own more than 50% of our outstanding common stock. Until the date that GE ceases to own more than 50% of our outstanding common stock, GE will pay annual incentive compensation awards to our employees under the GE IC Plan, and we will reimburse GE for its cost of such awards.

        Under the Genworth IC Program, the annual incentive compensation payment in any calendar year to a Covered Employee will be based on a percentage of one or both of (1) our Net Earnings for the calendar year, and (2) our Consolidated Operating Earnings for the calendar year. Our Management Development and Compensation Committee retains absolute discretion to adjust these awards downward. We refer to these awards as Covered Employee incentive awards.

        The following summary relates to the GE IC Plan:

        Reserve.    The GE IC Plan authorizes its board of directors to appropriate to an Incentive Compensation Reserve (the "Reserve") each year an amount based on the consolidated net earnings of the company. The maximum amount that may be appropriated for this Reserve in any year is 10% of the amount by which consolidated net earnings exceed 5% of average capital investment, each as defined in the GE IC Plan. Any amounts in the Reserve appropriated but not awarded in any year may be carried forward and used for future awards.

        Administration.    The management development and compensation committee of GE's board of directors determines eligibility for participation in the GE IC Plan, the aggregate amount to be awarded from the Reserve in any year, and the specific amount to be awarded to any executive officer upon the achievement of a performance goal or goals.

        Eligibility.    Incentive compensation allotments are granted to key employees (including officers) of GE and its affiliates.

        Payment of allotments.    Incentive compensation allotments under the GE IC Plan are paid as soon as practicable following award, except that participants may elect to defer all or part of their allotment. The management development and compensation committee of GE's board of directors may determine that portions of deferred allotments are forfeitable for activity deemed to be harmful to the interests of GE or its affiliates occurring either during employment or after termination.

        Method of accounting for deferred allotments.    Participants may elect to have deferred allotments (including deferred allotments after termination of employment) accounted for as (i) GE stock units, (ii) the Standard and Poor's 500 Stock Index (S&P Index) units or (iii) cash units. The value of a GE stock unit will be equal to the average of the closing price of GE common stock as reported on the consolidated tape of New York Stock Exchange Listed Securities for the twenty trading days immediately preceding the date of allotment. The value of an S&P Index unit is equal to the average value of such unit as reported by Standard and Poor's for the twenty trading days immediately preceding the date of allotment. Deferred allotments, to the extent accounted for as GE stock units or S&P Index units, are credited with dividend equivalents applicable to such accounting media, and deferred allotments accounted for as cash units are credited with interest equivalents.

        Switching.    A participant may elect up to four times a year to change the method or methods of accounting for all deferred allotments.

        Method of payment.    The portion if any of an allotment not made on a deferred payment basis may, in the discretion of the management development and compensation committee of GE's board of directors, be made wholly or partly in cash, GE common stock, other securities, or any combination thereof. The deferred allotment is paid following the termination of a participant's employment with GE and its affiliates, subject to the terms and conditions, and in accordance with the procedures, of the GE IC Plan. The management development and compensation committee of GE's board of directors has discretionary authority to pay any installment of any deferred allotment entirely in cash or in such other manner as it may specify.

        Termination and amendment.    The GE IC Plan may be amended or terminated by GE's board of directors at any time, without the approval of shareholders or participants, provided that no action may, without a participant's consent, apply to the payment to the participant of any allotment made to such participant prior to the effective date of such action and no amendment may be made which will increase the amount which may be appropriated to the Reserve under the GE IC Plan without stockholder approval.

        Section 162(m).    Compensation to be paid to the applicable employees under the GE IC Plan is intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Executive Deferred Salary Plan

        Our named executive officers, other executives and top managers currently participate in various GE executive deferred salary plans in effect between 1991 and 2003. Under all these plans, salary deferrals are contingently credited by GE with 9.5% to 14% interest. The participants generally must remain employed by GE and its affiliates for at least four years following the deferral, or retire or transfer to a successor employer (in this case, including Genworth when GE ceases to own 50% or more of our outstanding common stock) after a year of deferral, in order to obtain the stated interest rate on salary deferrals, otherwise the applicable interest rate on salary deferrals will be 0% to 3% interest. We are deemed an affiliate of GE for so long as GE owns 50% or more of our outstanding common stock. The Summary Compensation table (see "—Executive Compensation") includes the difference between market interest rates determined pursuant to SEC regulations and the contingently credited interest on such salary deferrals.

Other Potential Arrangements

        Management has an understanding with GE that, shortly after the completion of our initial public offering, management intends to ask our Management Development and Compensation Committee and our board of directors to consider implementing arrangements which will protect or otherwise compensate management in the event of a change in control of our company.

Arrangements Between GE and Our Company

Relationship with GE

        Historically, GE has provided a variety of products and services to us, and we have provided various products and services to GE. These arrangements are described below under "—Historical Related-Party Transactions."

        Prior to the completion of this offering, we will enter into a master agreement and a number of other agreements with GE for the purpose of accomplishing our separation from GE, transferring the businesses described in this prospectus to us and setting forth various matters governing our relationship with GE while GE remains a significant stockholder in our company. These agreements will govern the relationship between GE and us after our initial public offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with our initial public offering. In addition, a number of the existing agreements between us and our subsidiaries and GE and its subsidiaries relating to various aspects of our business will remain in effect following our initial public offering. The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these agreements are qualified in their entirety by reference to the full text of the agreements.

  Master Agreement

        We will enter into a master agreement with GE prior to the completion of this offering. We refer to this agreement in this prospectus as the Master Agreement. The Master Agreement will set forth our agreements with GE regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate our company from GE. It also will set forth other agreements governing our relationship after the separation.

  The separation

        To effect the separation, GE will, and will cause its affiliates to, transfer to us the assets related to our businesses as described in this prospectus. We or our subsidiaries will assume and agree to perform, discharge and fulfill the liabilities related to our businesses (which, in the case of tax liabilities, will be governed by the Tax Matters Agreement) in accordance with their terms. Most of these transfers will be effected by a transfer of stock held by GE's subsidiaries to us. If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with GE that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. GE will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained. For a discussion of certain assets and liabilities, the transfer and assumption of which are expected to be deferred until after completion of this offering, see "—Reinsurance Transactions—European Payment Protection Insurance Business Arrangements."

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI 489,527,145 shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. We will also pay GEFAHI interest and contract adjustment payments on the Equity Units and dividends on the Series A Preferred Stock, in each case accrued from and including the date we issue those securities to GEFAHI, to but excluding the date of the completion of this offering and the concurrent offerings.

        Except as expressly set forth in the Master Agreement or in any other transaction document, neither we nor GE will make any representation or warranty as to:

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  the assets, businesses or liabilities transferred or assumed as part of the separation;

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  any consents or approvals required in connection with the transfers;

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  the value, or freedom from any security interests, of, or any other matter concerning, any assets transferred;

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  the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or GE; or

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  the legal sufficiency of any document or instrument delivered to convey title to any asset transferred.

        Except as expressly set forth in any transaction document, all assets will be transferred on an "as is," "where is" basis, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

  Financial information

        We will agree that, for so long as GE owns shares of our common stock, we will provide GE with quarterly and annual historical financial information needed by GE to issue its own earnings releases and public filings. We also will agree that for so long as GE owns at least 5% of our outstanding common stock, we will provide GE with certain financial projections. We further agree that, for so long as GE owns more than 20% of our outstanding common stock (or is required to account for its investment in us on a consolidated basis or under the equity method of accounting), we will provide GE with information requested by GE in connection with its press releases and public filings and advance notice of all meetings to be held by us with financial analysts. We will also agree during this time to issue our quarterly and annual earnings releases and file our quarterly and annual reports with the SEC immediately following the time that GE issues its quarterly and annual earnings releases and files its quarterly and annual reports with the SEC. For so long as GE owns more than 50% of our outstanding common stock (or is required to account for its investment in us on a consolidated basis), in addition to the items described above, we will agree to provide GE with monthly historical financial information, access to our books and records so that it may conduct audits of our financial statements, notice of any proposed material changes in our accounting estimates or discretionary accounting principles, a quarterly representation of our chief executive officer and our chief financial or accounting officer as to the accuracy and completeness of our financial and accounting records and copies of correspondence with and reports submitted by our accountants.

        We also will agree, for so long as GE owns more than 50% of our outstanding common stock (or is required to account for its investment in us on a consolidated basis), to conduct our strategic and operational review process on the same schedule on which GE conducts its strategic and operational review process. GE has agreed that it will conduct its strategic and operational reviews of our business through the involvement in such process of the members of our board of directors who are elected by GE in its capacity as the beneficial holder of the Class B Common Stock, as well as others invited at GE's request.

  Exchange of other information

        The Master Agreement will also provide for other arrangements with respect to the mutual sharing of information between us and GE in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.

  Releases and indemnification

        Except for each party's obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and GE will release and discharge each other and each of our affiliates from all liabilities existing or arising between us on or before the separation, including in connection with the separation and our initial public offering. The release will not extend to obligations or liabilities under any agreements between us and GE that remain in effect following the separation.

        We will indemnify, hold harmless and defend GE, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

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  the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

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  the operations, liabilities and obligations of our business;

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  any guarantee, indemnification obligation, surety bond or other credit support arrangement by GE or any of its affiliates for our benefit;

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  any breach by us or any of our affiliates of the Master Agreement, certain of the other transaction documents or our certificate of incorporation or by-laws;

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  any untrue statement of, or omission to state, a material fact in GE's public filings to the extent it was as a result of information that we furnished to GE or which GE incorporated by reference from our public filings, if that statement or omission was made or occurred after the separation; and

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  any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to our initial public offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering, except to the extent the statement was made or omitted in reliance upon information provided to us by GE expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

        GE will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

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  the failure of GE or any affiliate of GE or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of GE or its affiliates other than liabilities associated with our businesses, whether arising before or after the separation;

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  the liabilities of GE and its affiliates' businesses other than liabilities associated with our businesses;

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  any breach by GE or any of its affiliates of the Master Agreement or certain of the other transaction documents;

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  any untrue statement of, or omission to state, a material fact in our public filings to the extent it was as a result of information that GE furnished to us or which we incorporated by reference from GE's public filings (other than any registration statement or prospectus related to our initial public offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering); and

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  any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to our initial public offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering, but only to the extent the untrue statement or omission was made or omitted in reliance upon information provided by GE expressly for use in any such registration statement or prospectus.

        The Master Agreement will also specify procedures with respect to claims subject to indemnification and related matters and provide for contribution in the event that indemnification is not available to an indemnified party.

  Expenses of the separation and our initial public offering

        GE will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of our initial public offering in connection with our separation from GE and our initial public offering, the Equity Units offering, the Series A Preferred Stock offering and the senior notes offering, and in connection with the other debt and credit facilities described in this prospectus that we have entered into or intend to incur or enter into concurrently with or shortly after the completion of this offering. GE also will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred after the completion of this offering in connection with the consummation of our acquisition of the European payment protection insurance business and our transfer of the U.K. bond portfolio to GE, as described under "Arrangements with GE—European Payment Protection Insurance Business Arrangements."

  GE's use of restricted marks and certain other commercial arrangements

        GE has generally agreed for five years after this offering not to use the "GE" mark or the "GE" monogram or the name "General Electric" in connection with the marketing or underwriting on a primary basis of life insurance, long-term care insurance, annuities, or worksite benefits insurance in the U.S., or of auto insurance products in Mexico, and the underwriting or issuing of mortgage insurance products anywhere in the world. GE's agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the "GE" mark or the "GE" monogram. In addition, GE has agreed generally to distribute on an exclusive basis our payment protection insurance products in certain European countries for five years, unless earlier terminated. See "Business—Protection—European Payment Protection Insurance."

  Dispute resolution procedures

        We will agree with GE that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Master Agreement. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 45 days, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days of the selection of a mediator, either party may submit the dispute to binding arbitration before a panel of three arbitrators. The arbitrators will determine the dispute in accordance with New York law. Most of the other agreements between us and GE have similar dispute resolution provisions.

        These dispute resolution procedures will not apply to any dispute or claim related to GE's rights as a holder of our Class B Common Stock, including its approval rights over certain corporate actions by us that are set forth in our certificate of incorporation, and both parties will submit to the exclusive jurisdiction of the Delaware courts for resolution of any such dispute. In addition, both parties will be permitted to seek injunctive or interim relief in the event of any actual or threatened breach of the provisions of the Master Agreement relating to confidentiality, use of restricted marks and composition of certain of our board committees, and any of the provisions of the Employee Matters Agreement, Registration Rights Agreement, Intellectual Property Cross-License or the Transitional Trademark License Agreement. If an arbitral tribunal has not been appointed, both parties may seek injunctive or interim relief from any court with jurisdiction over the matter.

  Other provisions

        The Master Agreement also will contain covenants between us and GE with respect to:

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  restrictions (subject to certain limited exceptions) on our ability to repurchase shares of our outstanding Class A Common Stock or any other securities convertible into or exerciseable for

    Class A Common Stock, for so long as GE owns more than 50% of our outstanding common stock;

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  confidentiality of our and GE's information;

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  our right to continue coverage under GE's insurance policies for so long as GE owns more than 50% of our outstanding common stock;

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  restrictions on our ability to take any action or enter into any agreement that would cause GE to violate any law, agreement or judgment;

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  restrictions on our ability to take any action that limits GE's ability to freely sell, transfer, pledge or otherwise dispose of our stock;

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  our obligation to comply with GE's policies applicable to its subsidiaries for so long as GE owns more than 50% of our outstanding common stock, except (1) to the extent such policies conflict with our certificate of incorporation or bylaws or any of the agreements between us and GE, or (2) as otherwise agreed with GE or superseded by any policies adopted by our board of directors.;

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  restrictions on our ability to enter into any agreement that binds or purports to bind GE;

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  litigation and settlement cooperation between us and GE;

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  GE's right to appoint one member of our Management Development and Compensation Committee and one member of our Nominating and Corporate Governance Committee for so long as GE owns more than 50% of our outstanding common stock; and

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  proposed intercompany transactions, including material amendments to the agreements accomplishing our separation from GE, all of which must be approved by a majority of our independent directors.

  Transition Services Agreement

        We will enter into a transition services agreement with GE prior to the completion of this offering to provide each other, on a transitional basis, certain administrative and support services and other assistance in the U.S. consistent with the services provided before the separation. To comply with European regulatory requirements, we will enter into a separate transition services agreement relating to transition services in Europe with respect to our payment protection insurance business. The types of services to be provided under the European transition services agreement will be substantially similar to the services to be provided under the U.S. transition services agreement, and we refer to these agreements in this prospectus collectively as the Transition Services Agreement.

        Pursuant to the Transition Services Agreement, we will provide GE various services related to the businesses not transferred to us that had received services from GEFAHI prior to the separation, including information systems and network services, legal services and sourcing support. GE will provide services to us, including:

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  treasury, payroll and other financial related services;

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  human resources and employee benefits;

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  legal and related services;

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  information systems, network and related services;

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  investment services;

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  corporate services; and

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  procurement and sourcing support.

We also will provide each other, on a transitional basis, additional services that we and GE may identify during the term of the agreement.

        GE has agreed to pay us an aggregate of $40 million in eight equal quarterly installments during the first two years after this offering for our provision of the transition services to GE. The charges for the transition services generally are intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. The agreement also will provide that certain one-time costs associated with enabling us to provide the services to ourselves or to receive them directly from a third party will, up to an agreed upon cap, be borne by GE. GE will also agree to bear the costs, up to an agreed upon cap, of obtaining specified software, licenses, consents, approvals, notices, registrations, recordings, filings and other actions that need to be obtained in connection with this offering and the separation of our business from GE.

        Under the Transition Services Agreement, we and GE will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under the other party's agreements with third-party vendors to the extent allowed by such vendor agreements. With respect to GE's Six Sigma program, GE, at no cost to us, will ensure that we will be able to continue to use our Six Sigma program in a manner consistent with our use prior to the completion of this offering. The Transition Services Agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to each other's computing and telecommunications systems to the extent necessary to perform or receive the transition services. In addition, GE's Global Research Center will continue to provide research and development services and related consulting services to us for certain existing projects under their current terms. The Transition Services Agreement will also provide that we may work on new projects with the GE Global Research Center in the future. All new projects will be pursuant to individual agreements that will be negotiated on an arms' length basis.

        We will also provide management consulting services to GE for a period of five years. These services will include delivering training, providing consultation and strategic advice with respect to historical and emerging issues, planning and participating in meetings with rating agencies and regulators, participating in government relations activities and various other activities. In consideration for these services, GE will pay us a fee of $1 million per month during the first four years following the completion of this offering and $500,000 per month during the fifth year. GE cannot terminate this arrangement before the expiration of the five-year term.

        The services provided under the Transition Services Agreement will terminate at various times specified in the agreement (generally ranging from 3 months to 60 months after the completion of this offering), but the receiving party may terminate any service by giving at least 60 days' prior written notice to the provider of the service. However, GE may not, without our consent, terminate the receipt of any service without cause prior to the expiration of two years from the date of this offering. Under the terms of the Transition Services Agreement, a provider of services will not be liable to a receiving party for or in connection with any services rendered pursuant to the Transition Services Agreement or for any actions or inactions taken by a provider in connection with the provision of services. However, a provider of services will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of customer information or violations of law subject to a cap on GE's liability of $15 million and a cap on our liability of $10 million. Additionally, a receiving party will indemnify a provider for any losses arising from the provision of services, except to the extent the liabilities are caused by the provider's negligence or breach of the agreement, and except to the extent that the provider has indemnified the receiving party for the liabilities under the terms of the agreement.

        The services to be provided under the European transition services agreement are similar to the services to be provided under the U.S. transition services agreement. The European transition services agreement will be governed by English law and generally differs from the U.S. transition services agreement only where dictated by local regulation, law, practice or business requirements. In particular, under the European transition services agreement, GE will not be restricted from terminating the agreement during the two years from the date of the completion of this offering, and the European transition services agreement provides for a marginal profit for the service provider. In addition, each of GE's and our liability as provider of services under the agreement is limited to £5 million.

  Registration Rights Agreement

        We will enter into a registration rights agreement with GE prior to the completion of this offering to provide GE with registration rights relating to shares of our common stock held by GE after this offering. We refer to this agreement in this prospectus as the Registration Rights Agreement. GE may assign its rights under the Registration Rights Agreement to any person that acquires shares of our common stock subject to the agreement and agrees to be bound by the terms of the agreement. GE and its permitted transferees may require us to register under the Securities Act of 1933 all or any portion of these shares, a so-called "demand request." The demand registration rights are subject to certain limitations. We are not obligated to effect:

  •
  a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration pursuant to Rule 415 under the Securities Act of 1933;

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  a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part;

  •
  a demand registration unless the demand request is for a number of shares with a market value that is equal to at least $150 million; and

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  more than two demand registrations during the first 12 months after completion of this offering or more than three demand registrations during any 12-month period thereafter.

        We may defer the filing of a registration statement after a demand request has been made if (i) at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders, or (ii) prior to receiving such request, our board of directors had determined to effect a registered public offering of our securities for our account and we have taken substantial steps to effect such offering. However, with respect to two demand requests only, if GE or any of its affiliates makes a demand request during the two-year period after the completion of this offering, we will not have the right to defer such demand registration or to not file such registration statement during that period.

        In addition, GE and its permitted transferees have so-called "piggyback" registration rights, which means that GE and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand registration rights and piggyback registrations are each subject to market cut-back exceptions.

        GE or its permitted transferees will pay all costs and expenses in connection with any demand registration. We will pay all costs and expenses in connection with any "piggyback" registration, except underwriting discounts, commissions or fees attributable to the shares of common stock sold by our stockholders. In addition, we are required to bear the fees and expenses of one firm of counsel for the selling stockholders in any "piggyback" registration. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify GE and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by GE or any permitted transferee.

        The rights of GE and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares covered by the agreement until those shares:

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  have been sold pursuant to an effective registration statement under the Securities Act of 1933;

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  have been sold to the public pursuant to Rule 144 under the Securities Act of 1933;

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  have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act of 1933; or

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  are no longer outstanding.

In addition, the registration rights under the agreement will cease to apply to a holder other than GE or its affiliates when such holder holds less than 3% of the then outstanding shares covered by the agreement and such shares are eligible for sale pursuant to Rule 144(k) under the Securities Act of 1933.

  Investment agreements

        Our U.S., Canadian and Bermudan insurance subsidiaries are parties to investment management and services agreements with GEAM, a GE-owned provider of investment management services. The agreement with our Canadian insurance subsidiary will terminate in connection with this offering. The agreements with our U.S. and Bermudan insurance subsidiaries will, with limited exceptions, be amended in connection with this offering. GEAM will provide investment management services for our U.S. and Bermudan investment portfolios pursuant to these amended agreements and investment guidelines approved by the boards of directors of our respective companies. These services include, but are not limited to:

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  researching and identifying investment opportunities;

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  investing the account assets;

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  selling and disposing of investments as appropriate;

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  assisting in developing an overall investment strategy for the account assets;

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  assisting with cash management and cash flow forecasting;

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  assisting with developing reinvestment strategies and establishing hedging strategies; and

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  providing other investment management services as we and GEAM may agree.

        We will pay GEAM a management fee for these services on a quarterly basis, which will be equal to a percentage of the value of the assets under management and will be paid quarterly in arrears. The percentage will be established annually by agreement between GEAM and us and is intended to reflect the cost to GEAM of providing its services.

        The initial term of our amended agreements with GEAM will be three years. We will have the option to extend the initial term for up to two additional one-year terms. We also will have the right to terminate the amended agreements upon one year's prior notice to GEAM or immediately upon a change of control of our company. In addition, we will have the right to terminate the agreements immediately for cause, which is defined as GEAM's fraud or willful misconduct, material breach of the agreement, material or repeated non-compliance with our investment guidelines and objectives or materially deficient investment performance for our accounts. Our amended agreements with GEAM will be non-exclusive, and we will be permitted to engage unaffiliated investment advisers. However, if we withdraw more than 15% of our total assets managed by GEAM during the initial three-year term of our agreements for the purpose of having the assets managed by another investment adviser or by us internally, we have agreed to negotiate in good faith with GEAM to reset the management fee for the remainder of the calendar year in which the withdrawal is made in order that GEAM will be able to recover its costs of providing services to us. GEAM also will have the ability to terminate the agreements at any point if the SEC suspends or withdraws GEAM's investment adviser registration or if a change in applicable law would materially and adversely affect GEAM's ability to provide services under the agreements. If GEAM were to terminate the agreements upon the occurrence of either event, GEAM would be required to use its best efforts to extend the termination date for the agreements to the maximum date consistent with the requirements of the termination event. After expiration of the initial three-year term, GEAM may terminate the agreements upon the occurrence of certain other specified events.

        Substantially all the assets of our European payment protection and mortgage insurance businesses will be managed by GE Asset Management Limited, GEAM's affiliate in the U.K., pursuant to agreements that are substantially similar to our agreements with GEAM in the U.S. However, the management fee in our European investment agreements includes an agreed margin of 5% and will be reset if our European companies withdraw more than one-third of their assets in the first year of the agreements or more than two-thirds of their assets in the second year of the agreements. In addition, we will have the right to terminate the European agreements upon six months' prior notice, rather than one year's notice, in the case of the U.S. agreements.

  Derivatives Management Services Agreement

        In 2002, GE Capital, GEFAHI, GEAM and certain of our insurance company subsidiaries that use derivative instruments entered into a derivatives management services agreement and a related administrative services agreement which set forth the parties' responsibilities with respect to derivatives transactions. Pursuant to this agreement, GE Capital agreed to execute, manage and administer derivatives transactions on behalf of our insurance company subsidiaries and to delegate authority to perform these services to GEAM, as investment adviser to those subsidiaries. GEFAHI agreed, as necessary, to provide guarantees on behalf of the insurance company subsidiaries for the benefit of derivative counterparties.

        In connection with this offering, we, GE Capital, and our insurance company subsidiaries that use derivative instruments will enter into a new derivatives management services agreement on substantially the same terms as the prior agreement, except that GE Capital may delegate authority to execute, manage and administer derivatives transactions to us, rather than to GEAM, which will no longer manage our derivatives. In addition, we, rather than GEFAHI, will be responsible for providing any required guarantees to derivative counterparties unless otherwise agreed by GE Capital and us. The existing administrative services agreement will remain in effect and GE Capital will continue to provide certain administrative services, including providing legal services related to the negotiation of master swap arrangements and serving as paying agent on behalf of our subsidiaries that enter into derivatives contracts. We do not expect to pay any compensation to GE Capital under the derivatives management services agreement, other than reimbursement of GE Capital's expenses, if any. The initial term of the derivatives management services agreement will end on December 31, 2004 and will automatically renew on January 1 of each year for successive terms of one year. The derivatives management services agreement will be able to be terminated by either GE Capital or us during the initial term or any renewal term upon 60 days' prior written notice. Both agreements will automatically terminate when GE ceases to beneficially own at least 50% of our outstanding common stock.

  Asset Management Services Agreement

        Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but pursuant to an agreement among GEAM, GEFAHI and us, we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, asset retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of third-party assets under management managed by GEAM over the four-year term. The agreement may not be terminated by GEAM or GEFAHI, except for non-performance or in the event that we commence a similar institutional asset management business.

  Liability and Portfolio Management Agreements

        We entered into three liability and portfolio management agreements with affiliates of GE, effective as of January 1, 2004. We refer to these agreements in this prospectus as the Liability and Portfolio Management Agreements. Pursuant to two of the Liability and Portfolio Management Agreements we will manage a pool of municipal guaranteed investment contracts issued by Trinity Plus Funding Company, LLC and Trinity Funding Company, LLC, which we refer to collectively as Trinity. Pursuant to these agreements, we will originate GIC liabilities, advise Trinity as to the investment of the assets that support these liabilities and administer these assets.

        Under each of the Trinity Liability and Portfolio Management Agreements, we will be entitled to receive an administration fee at a rate equal to 0.165% per annum of the maximum program size for those GE affiliates, which was an aggregate of $15.0 billion as of December 31, 2003. We also will receive reimbursement of our operating expenses under each of these agreements.

        Trinity can terminate each Liability and Portfolio Management Agreement in the event that Trinity exercises its option to replace substantially all of its portfolio with GE Capital debt, upon the payment of a break-up fee equal to 0.165% per annum of the program size, multiplied by the percentage derived by dividing the number of days remaining in the initial three-year term of each agreement by 365.

        We also entered into a Liability and Portfolio Management Agreement with GE Capital and with FGIC Capital Market Services, Inc., a GE affiliate, which we refer to as FCMS. Pursuant to this agreement, we agreed to provide liability management and other services relating to FCMS's origination and issuance of guaranteed investment contracts or similar liabilities. Under this Liability Management and Portfolio Agreement, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by FCMS after January 1, 2003, which was $912 million as of December 31, 2003. The fee we will receive on the contracts issued by FCMS before January 1, 2003 will be based upon a pricing arrangement that will vary depending upon the maturities of those contracts and FCMS's cost of capital. The book value of the contracts issued before January 1, 2003 was $2,008 million as of December 31, 2003 and is expected to generate a weighted average fee of approximately 0.35% in 2004. We also will receive reimbursement of our operating expenses under each of the Liability and Portfolio Management Agreements.

        The initial term of each Liability and Portfolio Management Agreement will expire December 31, 2006, and unless terminated at the option of either party, each agreement automatically will renew on January 1 of each year for successive terms of one year.

  Agreement regarding continued reinsurance by Viking

        Prior to the completion of this offering, Viking Insurance Company and GE Capital will enter into an agreement relating to the continued engagement of Viking as reinsurer of credit insurance covering the credit card accounts of certain customers of GE Capital's GE Consumer Finance—Americas unit, or GECFA, and as reinsurer of collateral protection insurance purchased by GE's Vendor Financial Services unit, or VFS. This agreement will provide that GE Capital will cause GECFA to take all commercially reasonable efforts to maintain the existing relationship with the relevant insurer and to retain Viking as the reinsurer of the credit insurance provided or offered by GECFA. To the extent that GE terminates or replaces this credit insurance program, GE Capital will be obligated to pay Viking an amount equal to the net underwriting income that Viking was projected to receive as the reinsurer of such terminated or replaced credit insurance from the time of such termination or replacement through December 31, 2008. The agreement will further provide that GE Capital will, through March 1, 2004, cause VFS to continue to use American Bankers Insurance Group as direct insurer and Viking as the reinsurer of collateral protection insurance that VFS may place. This agreement will terminate no later than December 31, 2008. If, however, Viking continues to reinsure GECFA credit insurance or VFS collateral protection insurance beyond December 31, 2008, Viking will be obligated to pay to GE

Capital 90% of Viking's net underwriting income on such reinsured business, and GE Capital will be obligated to pay to Viking 110% of Viking's net underwriting loss on such reinsured business.

  Mortgage Services Agreement

        We will enter into a mortgage services agreement with GE Mortgage Services, an affiliate of GE. We refer to this agreement in this prospectus as the Mortgage Services Agreement. Under this agreement, we will provide a variety of management services to GE Mortgage Services until December 31, 2005, for which GE Mortgage Services will reimburse us for our actual personnel and other expenses incurred. In addition, GE Mortgage Services will manage and service any residential loans that it agrees to purchase from us from time to time in connection with the loss mitigation activities of our U.S. mortgage insurance business, for which we have agreed to reimburse GE Mortgage Services for its out of pocket expenses incurred in connection with the acquisition and disposition of those loans and to indemnify it for any losses relating to those loans. We also have agreed to purchase from GE Mortgage Services at fair market value any residential loans (or real estate resulting from foreclosure thereon) that it still holds at the termination of the Mortgage Services Agreement.

  Arrangements regarding our operations in India

        We will enter into an outsourcing services separation agreement with GE Capital International Services, or GECIS, an affiliate of GE, prior to the completion of this offering. We refer to this agreement in this prospectus as the Outsourcing Services Separation Agreement. The Outsourcing Services Separation Agreement will provide for the continuity of services currently provided by GECIS to certain of our subsidiaries. Our arrangement with GECIS provides us with a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing resources to our insurance operations. This team was established in 1998 and is managed as a dedicated operations center apart from other GECIS operations. The Outsourcing Services Separation Agreement also will provide us with an option to cause GECIS to transfer to us some of the resources GECIS uses to provide these services, including hardware and equipment, software, employees of GECIS and third-party agreements. The consideration for this transfer is based upon a formula specified in the Outsourcing Services Separation Agreement. If we exercise that option, GECIS also would be required to assist us in obtaining comparable facilities and substitute software licenses and other third-party agreements that are not transferable to us by GECIS. This option will be exercisable upon:

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  a change of control of GECIS or a transfer of some of its operations used to provide services to us;

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  the expiration of the master outsourcing agreements, which are described below;

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  certain breaches of the master outsourcing agreements or project-specific agreements by GECIS; or

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  certain circumstances in which GECIS's liabilities to us exceed the caps described below.

        Our arrangements with GECIS currently are governed by a series of master outsourcing agreements and related project-specific agreements, which, subject to regulatory approvals, will be amended pursuant to the Outsourcing Services Separation Agreement. Each of the amended master outsourcing agreements will have an initial term that will expire three years from the date on which GE ceases to own at least 50% of our common stock. We also will have the right, in our sole option, to renew all, but not less than all, of the amended master outsourcing agreements for an additional two-year period upon expiration of the initial term. We also will have the right to terminate any project-specific agreement in whole or in part for cause upon the occurrence of certain specified events and the right to terminate any project-specific agreement in whole or in part at any time without cause upon at least 90 days' written notice to GECIS. Under the new fee and cost structure, GECIS will provide its services to us at current pricing, subject to agreed discounts and to adjustment for changes in GECIS' cost of providing the services and in the volume of services provided by GECIS. Increases in unit costs (excluding the costs of foreign currency hedges) are limited to 5% per year. If we renew the initial term of the master outsourcing agreements for an additional two-year period, we and GECIS will agree upon revised charges and other terms applicable to the services provided to us during the renewal term.

        The amended master outsourcing agreements also will provide, subject to regulatory approval, that upon the change of control of our company to any third party (other than GE and its affiliates), GECIS will have the right, unless we otherwise agree during a 120-day negotiation period following the change of control, to terminate all, but not fewer than all, master outsourcing agreements upon the later of (1) the end of the 18-month period after the change of control and (2) the expiration of the initial term of the master outsourcing agreements. GECIS's liability to us, and our liability to GECIS, for certain specified breaches of the master outsourcing agreements or negligence in the performance of services is limited to 50% of all direct damages incurred in excess of $25,000 for each matter, subject to a cap of $5 million in the aggregate over the initial term of the agreement. Our respective liability to one another for other more significant matters, including gross negligence and willful misconduct, improper use of information, violation of law and voluntary withholding of services, is limited to direct damages of $25 million in the aggregate. GECIS also has agreed that until the date on which either (1) the number of full-time equivalent employees used by GECIS to perform the services under all of the amended master outsourcing agreements is less than 50% of the number of such employees as of the completion of this offering or (2) the aggregate salaries of those employees are less than 50% of the budgeted aggregate compensation and benefits expense of such employees for the first twelve months after the completion of the offering, it will not market, sell or provide similar services to any third party (other than GE and its affiliates) that competes with us in certain of our businesses.

        Each of the amended master outsourcing agreements will provide that GECIS will own all technology and intellectual property (other than trademarks, service marks, trade dress, or logos) developed or acquired by GECIS in performing services for us. However, particular project-specific agreements may provide that we will own some technology or intellectual property. Unless otherwise agreed in any project-specific agreement, we and GECIS will license to each other on substantially similar license terms as those contained in the Intellectual Property Cross-License all technology and intellectual property owned by GECIS or us that is used in the provision of services (except that the licenses to GECIS will terminate on the expiration or termination of the related amended master outsourcing agreements and project-specific agreements).

  Tax Matters Agreement

        We will enter into the Tax Matters Agreement with GE prior to the completion of this offering. The Tax Matters Agreement, among other things, will govern our continuing tax sharing arrangements with GE relating to pre-separation periods, and also will allocate responsibility and benefits associated with the elections to be made in connection with the separation as described below. The Tax Matters Agreement also will allocate rights, obligations and responsibilities in connection with certain administrative matters relating to taxes.

  Tax elections

        In connection with our separation from GE, GE will make, and we will join GE in making, tax elections under section 338 of the Internal Revenue Code that will treat (for tax purposes) many of the companies in our group as having sold all their assets in fully taxable sales. Under the Tax Matters Agreement, GE will control the making of these elections and related determinations. GE will be responsible for all current taxes resulting from the making of these tax elections.

  Tax benefit payments

        As a result of the section 338 tax elections, we will become entitled to certain tax benefits that are expected to be realized by us in the future in the ordinary course of our business and otherwise would not have been available to us, which we refer to as the Noncontingent Benefits. These benefits are generally attributable to increased tax deductions for amortization of intangibles and to increased tax basis in nonamortizable investment assets. Under the Tax Matters Agreement, we will be required to make payments to GE equal to 80% of the amount of tax we are projected to save for each tax period as a result of these increased tax benefits, subject to a maximum amount of $640 million. We estimate that this maximum amount will apply, such that these payments will aggregate $640 million. The estimated present value of the projected payments is approximately $448 million.

        The actual amount and timing of our projected payments under the Tax Matters Agreement will vary depending upon a number of factors, including the actual value of our company and its individual assets at the time of our separation from GE. GE will control the preparation and filing of our tax returns on which the section 338 elections, reflecting these factors, are reported. Subject to a maximum amount on total payments (described below), the amount of our obligation under the Tax Matters Agreement will be reduced (or increased) if and to the extent that the expected tax savings are reduced (or increased) as a result of a change in the tax returns on which the section 338 sales are reported. However, if, and to the extent, the actual tax savings are less than the projected tax savings because we fail to generate sufficient taxable income of the appropriate character, we will remain obligated to pay 80% of the full projected tax savings (as opposed to the actual tax savings) to GE. We also will remain obligated to pay 80% of the projected tax savings (as opposed to the actual tax savings) to GE if our actual tax savings are reduced because the applicable tax rates are reduced, but we will be entitled to retain 100% of the excess of our actual tax savings over projected tax savings if the applicable tax rates are increased. In any event, the maximum amount we will pay to GE (except for Contingent Amounts and interest on deferred payments, as described in the following paragraphs) under the Tax Matters Agreement for these Noncontingent Benefits will be $640 million.

        The timing of our payments to GE under the Tax Matters Agreement will be determined with reference to when we actually realize the projected tax savings. This timing will depend upon, among other things, the amount of our taxable income and the rate at which certain assets in our investment portfolio are sold or mature. If, as a result of these factors, payments to GE are accelerated or deferred relative to the schedule of payments projected under the Tax Matters Agreement, the Tax Matters Agreement provides for the accrual of interest to be paid to us, or by us, to account for the acceleration or deferral of our payments relative to the projected schedule of payments. Interest on deferred or accelerated payments will be paid in 2029, unless we exercise our right to accelerate the payment of deferred obligations or accrued interest or both. The payments in respect of the Noncontingent Benefits are subordinated in right of payment to all of our debt and other obligations.

        In addition to Noncontingent Benefits under the Tax Matters Agreement, we have agreed to share equally with GE certain benefits or detriments, which we refer to as the Contingent Amounts, that generally will not be realized absent an intervening event we do not specifically foresee, such as the sale of a subsidiary. Contingent Amounts will also include tax benefits resulting from deductions attributable to compensation amounts funded by GE for our employees, which includes the exercise by our employees of GE stock options as well as amounts under GE-sponsored deferred compensation arrangements. In connection with these GE-funded compensation amounts, we anticipate that the Noncontingent Benefits we subsequently realize will be reduced without a corresponding reduction in the amount we owe to GE in respect of Noncontingent Benefits. Payments by us in respect of the Contingent Amounts are not subject to the $640 million limit on our payments in respect of Noncontingent Benefits under the Tax Matters Agreement.

        Under our Tax Matters Agreement with GE, if any person or group of persons other than GE or its affiliates gains the power to direct the management and policies of our company (other than through a sale of our stock by GE), we could become obligated immediately to pay to GE the total present value of all tax benefit payments due to GE under the agreement from the time of the change in control until the end of the 25-year term of the agreement. Similarly, if any person or group of persons other than us or our affiliates gains effective control of one of our subsidiaries (other than through a sale of our stock by GE), we could become obligated to pay to GE the total present value of all such payments due to GE allocable to that subsidiary, unless the subsidiary assumes the obligation to pay these future amounts under the Tax Matters Agreement and certain conditions are met. The acceleration of payments would be subject to the approval of certain state insurance regulators, and we are obligated to use our reasonable best efforts to see that these approvals are granted. As a result of these obligations under the Tax Matters Agreement, we will be entitled to retain a portion of the tax savings generated by the Section 338 elections. If for any reason, however, some or all of the elections are not made or, if made, are invalidated for any reason (for example, if GE fails to divest itself of the requisite amount of our stock), then all or a portion of the tax savings would not be realized.

  Tax sharing arrangements

        We currently are a party to a number of tax sharing arrangements, both formal and informal, with the GE group. Under these arrangements, the companies in our group share financial and administrative responsibilities with GE for U.S. federal, state, local and foreign taxes for the periods during which we are affiliated. In certain respects, the Tax Matters Agreement will govern our continuing tax sharing arrangements with GE relating to pre-separation periods and will provide that tax sharing between us and GE not governed by any existing written agreements will be governed by existing tax sharing practices within GE, as determined in GE's reasonable discretion.

        Under these arrangements, we generally will remain responsible for all taxes arising in pre-separation periods attributable to our companies (excluding any tax resulting from the section 338 elections and certain other transactions done in connection with the separation). GE will generally control both the return preparation and audits and contests relating to pre-separation periods and taxes for which we are responsible, although we will not be liable for tax resulting from returns filed or matters settled by GE without our consent if the return or settlement position is found to be unreasonable, taking into account the liability that we incur as well as any non-Genworth tax benefit.

        From 2000 until a time immediately prior to the pre-separation period, UFLIC was a member of our life insurance consolidated group for federal tax return purposes. Although UFLIC will be owned by GE after the completion of this offering, UFLIC will, under our tax allocation arrangements with GE, remain responsible for all of its taxes with respect to the time when it was a member of our life insurance consolidated group, including its share of any favorable or unfavorable adjustments by the IRS with respect to such taxes.

        We have agreed that, if GE so elects, our life insurance group will join the GE consolidated tax group for the period during 2004 in which we are owned by GE. Under the Tax Matters Agreement, GE has agreed to reimburse us if this results in any additional cost to us, and we will pay to GE any benefit we may realize as a result of any such tax consolidation.

  Tax indemnities

        Under the Tax Matters Agreement, GE will indemnify us against liability for any tax relating to a pre-separation period not attributable to our group, as well as certain taxes attributable to our group, including any tax resulting from the section 338 elections and the various transactions implemented in connection with the separation (other than the reinsurance transactions with UFLIC). We will indemnify GE against any liability for all other tax attributable to our group.

  International tax matters agreements

        We will enter into tax matters agreements with GE prior to the completion of this offering that will cover certain non-U.S. operations which are not part of the Tax Matters Agreement described above. These agreements will vary according to the jurisdiction involved but generally will govern our continuing tax sharing arrangements with GE relating to pre-separation periods, as necessary, and will also allocate certain rights, obligations and responsibilities in connection with certain administrative matters relating to taxes.

        Under the Canadian tax matters agreement, GE has the right to direct our Canadian mortgage insurance subsidiary to accelerate and pay approximately CDN$74 million of deferred taxes. The subsidiary will recover accelerated taxes in the form of future tax savings over a period expected not to exceed two years. If we pay the accelerated tax out of our own funds, GE will compensate us for the investment income we forego as a result. Similarly, if we require additional funds to pay the tax, GE will either provide those funds at no cost to us or will reimburse us for the cost we incur in obtaining those funds from an unrelated party.

        Under the Australian tax matters agreement, we will assume from GE the liability for taxes in pre-closing periods of the company through which we formerly conducted our Australian mortgage insurance business.

  Employee Matters Agreement

        We will enter into an agreement with GE prior to the completion of this offering relating to certain employee, compensation and benefits matters. We refer to this agreement in this prospectus as the Employee Matters Agreement. Under the Employee Matters Agreement, we will generally assume or retain, and agree to pay, perform, fulfill and discharge, in accordance with their respective terms, obligations and liabilities relating to the employment or services, or termination of employment or services, of any person with respect to our business before or after the completion of this offering. We will only be responsible for liabilities under the GE plans related to our business to the extent described in the Employee Matters Agreement.

        Employment.    After the completion of this offering, we will continue to employ the employees of our business. In addition, for those employees assigned to our business but employed by a GE business prior to the completion of our offering, effective generally prior to the completion of this offering, GE will transfer, and we will employ, such employees. We will also assume the obligations of any works council agreement covering the employees of our business outside of the U.S.

        Continuation on GE payroll and in GE plans.    Prior to this offering, some of the employees of our business have been paid through GE's payroll system. In addition, these employees have been covered under the GE plans. These employees generally will continue to be paid through GE's payroll system and be eligible to participate in the GE plans for so long as GE owns more than 50% of our outstanding common stock. GE plans include retirement programs providing pension, 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. For our applicable non-U.S. employees, benefit transition may be delayed, by mutual agreement between GE and us, for up to six months following the date that GE ceases to own more than 50% of our outstanding common stock (such date, whether delayed or not, is referred to as the "International Benefit Transition Date").

        Compensation.    From the completion of this offering until at least one year after the date that GE ceases to own more than 50% of our outstanding common stock, our employees will receive at least the same (on an aggregate basis) salary, wages, bonus opportunities and, in the case of our non-U.S. employees, other compensation, as were provided to such employees prior to the completion of this offering.

        Equity/long-term performance award and incentive compensation plans.    As described under "Management—Omnibus Incentive Plan" and "Management—Incentive Compensation Program," we will establish, adopt and maintain plans for our selected employees providing for cash or other bonus awards, stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards in connection with the completion of this offering. However, certain of our employees will continue to participate in the GE Incentive Compensation Plan based on our company-

and individual-specific performance measures, and our corresponding plan providing for annual cash or other bonus awards will not become effective until the date that GE ceases to own more than 50% of our outstanding common stock.

        Reimbursement to GE.    We will reimburse GE for the costs, including expenses, incurred by GE and its affiliates for maintaining our employees on the GE payroll and in the GE plans consistent with practices and procedures established and uniformly applied to GE businesses. In no event will we be billed more for the services relating to maintaining our U.S. employees in the GE plans than the cost we would have incurred if we had established mirror plans for our U.S. employees from the completion of this offering until the date that GE ceases to own more than 50% of our outstanding common stock. We will also reimburse GE for the reasonable costs incurred by GE and its affiliates for cooperating in the operation and administration of our plans, including our plans providing for stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards, consistent with practices and procedures established for such plans in effect prior to the completion of this offering, or, in the event of a new plan, on a cost liquidation basis.

        Transition to our benefit plans.    Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, our applicable U.S. employees will cease to participate in the GE plans and will participate in employee benefit plans established and maintained by us. For at least the year following the date that GE ceases to own more than 50% of our outstanding common stock, we will maintain plans that will provide our employees with benefits that are at least substantially comparable in the aggregate to the value of those benefits provided by the GE plans immediately prior to the date that GE ceases to own more than 50% of our outstanding common stock. Our plans will include retirement programs providing pension, 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. We will recognize prior GE service for all purposes (except benefit accrual under our pension plan) under our new plans and programs to the same extent such service is recognized under corresponding GE plans.

        After completion of this offering, we will assume or continue benefit plans for our non-U.S. employees. If applicable, effective as of the International Benefit Transition Date, we will establish new benefit plans for our non-U.S. employees that, together with any benefit plans we assume or continue, will provide such non-U.S. employees with benefits that are at least substantially comparable in the aggregate to the value of those benefits provided by the benefit plans in effect immediately prior to the International Benefit Transition Date. In addition, the benefits or employment practices provided by us to our non-U.S. employees will be at such level and design so that no severance or similar payment to such non-U.S. employees will be triggered, and will comply with applicable law. In the event that any such severance or similar payment is triggered under a GE plan, we will reimburse GE for such amounts. We will maintain these existing or new plans for our non-U.S. employees for a period of at least one year following the date that GE ceases to own more than 50% of our outstanding common stock (or such longer period required by applicable law or practice).

        To the extent any defined benefit or defined contribution pension plan sponsored by GE and covering both our non-U.S. employees and GE's non-U.S. employees is funded (other than the Canadian General Electric Pension Plan), there will be a transfer of assets and liabilities from the trust for such GE plan to the corresponding trust for the benefit plan we establish for our non-U.S. employees unless contrary to applicable laws. GE will determine a proportionate amount of the trust assets corresponding to, and not to exceed the liabilities under, such GE plan that is attributable to our non-U.S. employees. In the case of a defined benefit pension plan, the amount to be transferred will be determined by the plan sponsor subject to mutual agreement by GE and us and based upon generally accepted country- and plan-specific actuarial assumptions and the accrued benefit obligation method. It is anticipated that consistent treatment will be provided with respect to any funded defined benefit or defined contribution pension plan sponsored by us and covering both our non-U.S. employees and GE's non-U.S. employees.

        Treatment of our U.S. employees under certain GE plans.    Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, (i) our employees will cease to accrue any benefits under the GE retirement plans and (ii) our employees will fully vest in the GE retirement plans. However, with respect to the GE Supplementary Pension Plan, only those employees who have at least ten years of qualified pension service as of the date that GE ceases to own more than 50% of our outstanding common stock will vest in such plan. GE will be responsible for paying directly to our eligible employees (including their surviving spouses and beneficiaries) any vested benefits to which they are entitled under the GE retirement plans when eligible under the terms of such plans to receive such payments.

        GE generally will remain obligated to provide post-retirement welfare benefits under the GE Life, Disability and Medical Plan, consistent with the terms of the plan as in effect from time to time, to our employees and their eligible dependents who, as of the date GE ceases to own more than 50% of our outstanding common stock, are participants in such plan and either (1) have completed 25 years of continuous service or pension qualified service with us, our affiliates and their respective predecessors or (2) have attained at least 60 years of age and have completed at least ten years of continuous service, in either case upon such employee's election to participate in the GE Life, Disability and Medical Plan. Participation by our employees will be under circumstances and at the applicable contribution levels entitling them to receive such benefits pursuant to the terms of the GE Life, Disability and Medical Plan. GE will be responsible for paying directly to our eligible employees and their eligible dependents any post-retirement welfare benefits pursuant to such coverage. We will have certain reimbursement obligations to GE.

        GE generally will retain responsibility under the GE plans that are welfare benefit plans in which our employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefit claims made by such employees and their eligible dependents to the extent the claims were incurred prior to the date that GE ceases to own more than 50% of our outstanding common stock.

        We will have certain obligations for reimbursing GE for any payments of welfare benefits made by GE or its affiliates on or after the date that GE ceases to own more than 50% of our outstanding common stock to our eligible employees and their eligible dependents pursuant to any self-insured GE plans with respect to claims incurred up to the day before the date that GE ceases to own more than 50% of our outstanding common stock, or any payments of welfare benefits made by GE or its affiliates on or after the date that GE ceases to own more than 50% of our outstanding common stock to our eligible employees who are inactive as of the date that GE ceases to own more than 50% of our outstanding common stock and their eligible dependents pursuant to any self-insured GE plans with respect to claims incurred the day before such employees' return to active employment with us. In addition, we will have certain obligations for reimbursing GE for any payments of premiums made by GE or its affiliates on behalf of our eligible employees who are inactive as of the date that GE ceases to own more than 50% of our outstanding common stock and their eligible dependents pursuant to any insured GE plans with respect to coverage ending the day before such employees' return to active employment with us. We will otherwise be responsible for welfare benefit claims made by our employees and their eligible dependents to the extent such claims were incurred on or after the date that GE ceases to own more than 50% of our outstanding common stock.

        Agreements not to solicit or hire GE's or our employees.    We will agree with GE that for so long as GE owns more than 50% of our outstanding common stock, neither of us will, directly or indirectly, solicit or hire for employment each other's employees. In addition, we will agree that for a period of one year from the date that GE ceases to own more than 50% of our outstanding common stock, we will not, directly or indirectly, solicit for employment certain individuals employed by GE. Finally, we will agree that for a period of two years from the date that GE ceases to own more than 50% of our outstanding common stock, we will not, directly or indirectly, solicit for employment any officer of GE.

        GE will agree that for a period of one year from the date that it ceases to own more than 50% of our outstanding common stock, it will not, directly or indirectly, solicit for employment certain individuals employed by us. For a period of two years from the date that GE ceases to own more than 50% of our outstanding common stock, GE will agree that it will not, directly or indirectly, solicit for employment any person employed by us who was an officer of GE prior to the completion of this offering.

        The foregoing restrictions will not prohibit GE or us from soliciting or hiring any employee subject to such restrictions after the termination of the employee's employment by the applicable employer. We and GE will also not be prohibited from placing public advertisements or conducting any other form of general solicitation for employees so long as it is not specifically targeted towards each other's employees that are subject to such restrictions.

  Intellectual Property Arrangements

        We will enter into the following two intellectual property license agreements with GE prior to the completion of this offering:

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  A Transitional Trademark License Agreement; and

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  An Intellectual Property Cross-License.

  Transitional Trademark License Agreement

        Pursuant to the Transitional Trademark License Agreement, GE will grant us a limited, non-exclusive, royalty-free, non-transferable license (with no right to sublicense) to use the "GE" mark and monogram for up to five years throughout the world and in any medium in connection with our commercialized products and services and in the general promotion of our business. These products and services include both those currently sold or rendered in the current conduct of our business, and products and services sold or rendered by us in the future that are the same as or similar to those we currently sell or render.

        We have agreed not to use the "GE" mark and monogram in the underwriting or marketing of primary life insurance in the U.K. (other than credit life insurance underwriting) or asset management services or products (other than asset management services or products sold on behalf of GE or otherwise currently being marketed or offered by us). GE also will grant us the right to use "GE", "General Electric" or "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the agreement.

        The Transitional Trademark License Agreement automatically terminates in the event of our merger or consolidation with, or sale of substantially all of our assets to, an unrelated third person, or our change of control whereby an unrelated third person acquires control over us. GE also retains the right to terminate the Transitional Trademark License Agreement in the event we materially breach its provisions. In addition, GE may terminate the Transitional Trademark License Agreement in the event of our bankruptcy, insolvency, liquidation, dissolution or similar event. The Transitional Trademark License Agreement also automatically terminates with respect to any of our subsidiaries in the event of its merger or consolidation with, or sale of substantially all of its assets to, an unrelated third person, or its change of control whereby an unrelated third person acquires control over it, or upon our subsidiary's bankruptcy, insolvency, liquidation, dissolution or similar event.

  Intellectual Property Cross-License

        Pursuant to the Intellectual Property Cross-License, we and GE will grant each other a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license under certain intellectual property rights that we each own or license. The intellectual property rights being licensed under the Intellectual Property Cross-License are patents, patent applications, statutory invention registrations, copyrights, mask work rights, trade secrets and other intellectual property rights arising from or in respect of technology (but not including trademarks, service marks, trade dress or logos). The intellectual property rights being licensed under the Intellectual Property Cross-License also must be those that we and GE have the right to license and that are used, held for use or contemplated to be used by the other person generally prior to the completion of this offering.

        In addition, with respect to any third-party intellectual property licensed under the Intellectual Property Cross-License, we and GE will only grant each other sublicenses under such third-party intellectual property licenses that each party controls.

        The license allows us and GE to make, have made, use, sell, have sold, import and otherwise commercialize products and services, and to use and practice the licensed intellectual property rights for internal purposes. Each party will only be able to sublicense its license rights to acquirors of its businesses, operations or assets, and only assign its license rights to an acquiror of all or substantially of its assets or equity or the surviving entity in its merger, consolidation, equity exchange or reorganization. Each party may permit its customers and suppliers in the ordinary course of business to use any training and productivity-enhancing software and documentation that is subject to the license granted by the other person and is for general use by customers and suppliers. Each person will own any modifications, derivative works and improvements it creates.

        The Intellectual Property Cross-License will be perpetual and may not be terminated, even upon material breach, except upon mutual written agreement by us and GE.

Reinsurance Transactions

  General

        Prior to the completion of this offering, we will enter into several significant reinsurance transactions. We refer to these transactions in this prospectus as the Reinsurance Transactions. In these transactions, we will cede to UFLIC, an indirect, wholly-owned subsidiary of GE, in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities and a block of long-term care insurance policies that we reinsured in 2000 from Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. As part of the Reinsurance Transactions, we will assume from UFLIC a small in-force block of Medicare supplement insurance.

        We are continuing new sales of structured settlements, variable annuities and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. We intend to write structured settlements on a limited, opportunistic basis at appropriate returns, capitalizing on our experience and relationships with respect to this product. We also intend to write new variable annuity contracts that we believe will provide us with more attractive returns than we were able to realize on the contracts we wrote during the extremely competitive market conditions of the late 1990s. We are retaining 88% of the earned premiums on our in-force block of long-term care insurance, based on our results for the year ended December 31, 2003. We intend to continue writing long-term care insurance after the completion of this offering. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products.

  Business we will cede to UFLIC

        In the Reinsurance Transactions, we will cede to UFLIC the following business:

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  All of our liabilities under the in-force structured settlement annuities reflected as policyholder reserves on our U.S. GAAP statement of financial position on December 31, 2003, or reinsured by us under reinsurance agreements in effect prior to January 1, 2004. This business had aggregate reserves of $12.0 billion as of December 31, 2003.

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  All of our liabilities under the in-force variable annuity contracts reflected as policyholder reserves on our U.S. GAAP statement of financial position on December 31, 2003, other than our GERA™ product and a limited number of variable annuity products that we no longer offer. UFLIC will also assume any benefit or expense resulting from third party reinsurance that we have on this business. This business had aggregate general account reserves of $2.8 billion as of December 31, 2003.

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  All of our liabilities under the in-force long-term care insurance policies issued by Travelers prior to January 1, 2004 and reinsured by us. This business had aggregate reserves of $1.5 billion as of December 31, 2003.

        For each of these ceded blocks of business, we will pay UFLIC an initial reinsurance premium, and UFLIC will pay us a ceding commission. With respect to the structured settlement and long-term care blocks, the initial reinsurance premium will equal our statutory reserves with respect to the ceded business. With respect to the variable annuity business, the initial reinsurance premium will equal only those statutory reserves that are attributable to the general account portion of the variable annuity business. We will retain the assets that are attributable to the separate account portion of the variable annuity business and make any payments with respect to that separate account portion directly from these assets.

        The ceding commission for each of the blocks will be the sum of the following (in each case excluding, where applicable, any related mark-to-market adjustments for SFAS 115 requirements):

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  an amount (which may be negative) equal to the excess of (1) our statutory general account reserves with respect to the ceded block as of the close of business on December 31, 2003 over (2) our U.S. GAAP general account reserves with respect to the ceded block of business as of such date;

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  an amount equal to our unamortized PVFP intangible asset balance with respect to the ceded block as of the close of business on December 31, 2003, determined in accordance with U.S. GAAP;

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  an amount equal to our unamortized DAC with respect to the ceded block as of the close of business on December 31, 2003, determined in accordance with U.S. GAAP;

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  an amount (which may be negative) equal to the excess of the U.S. GAAP book value of the assets transferred to UFLIC in payment of the initial reinsurance premium with respect to the ceded block over the statutory book value of those assets measured as of the close of business on December 31, 2003; and

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  with respect to the long-term care block only, an amount equal to the balance, as of the close of business on December 31, 2003, of the Loss Carry Forward Amount under our reinsurance agreement with Travelers, determined in accordance with U.S. GAAP.

        The ceding commission will be netted against the initial reinsurance premium and we will transfer to UFLIC invested assets (including interest thereon) with a statutory book value equal to the amount by which the reinsurance premium exceeds the ceding commission, together with an amount equal to the cash flows on such invested assets between January 1, 2004 and the date of transfer of such invested assets. As of December 31, 2003, the fair value of the transferred assets would have been $16.0 billion.

        Under the reinsurance agreements with UFLIC, we will continue to be responsible for the administration of these three blocks of businesses, including paying claims and benefits in accordance with our current policy administration practices. To fund the payment of claims under the structured settlement and long-term care business, UFLIC will establish and periodically fund claims paying accounts from which we will be entitled to withdraw funds. To reimburse us for claims under the variable annuity business, UFLIC will establish a settlement account by which we and UFLIC will settle contractholder amounts due each other on a daily basis. UFLIC will pay us an expense allowance once every month to reimburse us for our expenses in administering this business. The expense allowance will be a specified amount per policy that will be subject to subsequent adjustments in accordance with methodologies and procedures agreed to by us and UFLIC. The expense allowance with respect to the long-term care business will be based on a per policy fee, as well as on the level of pending or open claims.

        UFLIC will be entitled to assume responsibility for administration of the structured settlement and variable annuity blocks and the long-term care policies that are novated to us, as described below, if (1) a voluntary or involuntary conservation, rehabilitation or liquidation proceeding is commenced in any jurisdiction by or against us, (2) there is a material breach by us that is not cured or (3) we are unable to perform the administration for a prescribed period of time. In addition, 15 years after the effective date of the Reinsurance Transactions, UFLIC will be entitled to assume administration of this business at its own expense. In these cases, the expense allowances described above payable to us will terminate.

        To secure the payment of its obligations to us under these reinsurance agreements, UFLIC has agreed to establish trust accounts and to maintain in these trust accounts an aggregate amount of assets with a statutory book value at least equal to the statutory general account reserves attributable to the reinsured business less an amount equal to the amounts required to be held in the claims paying accounts described above. A trustee will administer the trust accounts solely for our benefit. We will be permitted to withdraw from the trust accounts any amount due to us pursuant to the terms of the applicable reinsurance agreements and not otherwise paid by UFLIC. Quarterly, UFLIC will be required to contribute assets to the trust accounts if the statutory book value of the assets held in the trust accounts is less than the statutory general account reserves attributable to the reinsured business (less amounts in the claims paying accounts) or we will be required to withdraw from the trust accounts and pay to UFLIC any amounts held in the trust accounts that exceed the statutory general account reserves attributable to the reinsured business (less amounts in the claims paying accounts). UFLIC will not be permitted to directly withdraw or substitute assets in the trust without our prior written consent. There are limits on the types of assets UFLIC will be permitted to place in the trust account. All interest, dividends and other income earned on the assets in the trust account will be the property of UFLIC and will be deposited in a bank account maintained by UFLIC outside of the trust.

  Novation of Travelers long-term care block

        The long-term care insurance we are ceding to UFLIC originally was written by Travelers, and Travelers retains direct liability for these policies. In connection with the transaction pursuant to which we reinsured Travelers' liability for this business, we agreed to use our reasonable best efforts to "novate" these policies not later than July 31, 2008. The effect of this novation will be to substitute us for Travelers as the insurer with direct liability for any policy for which the owner thereof consents (or is deemed under applicable insurance law to consent) to the novation. The novated policies will continue to be reinsured with UFLIC.

  Experience refund

        In addition to the ceding commission we will receive on the long-term care block described above, UFLIC may be required to pay us experience refunds based on the profitability of the long-term care business with respect to the period beginning on the effective date of the long-term care reinsurance agreements and ending on December 31, 2018. Specifically, unless UFLIC assumes the administration of the long-term care insurance block pursuant to the long-term care reinsurance agreement, for so long as we continue to administer all of the long-term care business, including those long-term care policies that are novated as described above, we will be entitled to receive a specified percentage of the excess (if any) of actual statutory basis pre-tax income earned on the long-term care business over projected statutory basis pre-tax income earned on that business.

  Business Services Agreement

        We will enter into a Business Services Agreement with UFLIC pursuant to which we will agree to continue to perform various management and support services with respect to the structured settlements business, the variable annuity business and the long-term care insurance business that we will cede to UFLIC pursuant to the Reinsurance Transactions. In consideration for our performance of these services, we will be reimbursed for expenses incurred in performing such services. These expenses will be subject to annual and tri-annual adjustment. The Business Services Agreement may be terminated by UFLIC if (1) we are unable to perform the services for any reason for thirty 30 consecutive days, other than as a result of a force majeure, or (2) a voluntary or involuntary conservation, rehabilitation or liquidation proceeding is commenced in any jurisdiction by or against us or our subsidiaries and affiliates, but only if the services performed by the subject of such proceeding are not assumed or performed by us or our subsidiaries or affiliates that are not the subject of such proceeding, or (3) there is a willful, material breach by us of our obligations under the agreement, which breach is not cured within a specified period of time. In addition, the Business Services Agreement will terminate with respect to the portion of any business reinsured in the Reinsurance Transactions as to which UFLIC becomes entitled to assume administration as described above under "—Reinsurance Transactions—Business we will cede to UFLIC."

  Recapitalization of UFLIC

        At the time of the closing of the Reinsurance Transactions, GEFAHI will make a capital contribution of $1.836 billion to UFLIC. In addition, GE Capital will contribute $330 million to GEFAHI, which GEFAHI will also contribute to UFLIC for a total contribution of $2.166 billion. This will provide UFLIC with additional capital needed to support its reinsurance obligations. GEFAHI will obtain the funds to make its portion of the contribution from various sources, including dividends and surplus note redemption payments from several of our subsidiaries, some of which are ceding business to UFLIC in the Reinsurance Transactions.

  Capital Maintenance Agreement with GE Capital

        Pursuant to a Capital Maintenance Agreement to be entered into in connection with the Reinsurance Transactions, GE Capital will agree to maintain sufficient capital in UFLIC to maintain UFLIC's risk-based capital at not less than 150% of its company action level, as defined from time to time by the NAIC. GE Capital may not assign or amend the Capital Maintenance Agreement without the consent of the ceding companies and their domestic insurance regulators (which consent, in the case of the ceding companies, may not be unreasonably withheld). The Capital Maintenance Agreement terminates at such time as UFLIC's obligations to us under the reinsurance agreements terminate, or on such other date as may be agreed by UFLIC and GE Capital with the consent of the domestic regulators and us.

  Business we will assume from UFLIC

        UFLIC will cede to us all of its liabilities under substantially all in-force Medicare supplement insurance policies it issued prior to January 1, 2004 or reinsured under reinsurance agreements in effect prior to January 1, 2004, including renewals of these policies. This business had aggregate reserves of $19 million as of December 31, 2003.

        We will assume responsibility for the administration of the Medicare supplement business we reinsure, including claims administration.

European Payment Protection Insurance Business Arrangements

        Our European payment protection insurance business is carried on through six insurance companies, two located in the U.K., two located in France and two located in Spain. The U.K. companies carry on their business in the U.K. and through branches in a number of other European jurisdictions.

        Prior to the completion of the offering, we will acquire one of the French insurance companies. We are planning to acquire the European payment protection business of the other insurance companies pursuant to insurance business transfer arrangements carried out under U.K. and French law. These transfer arrangements require regulatory and, in the case of the U.K., court approval. We expect to receive the necessary approvals required to implement the transfer arrangements prior to December 31, 2004 but not prior to the completion of this offering. These five other insurance companies will remain as wholly-owned indirect subsidiaries of GE pending implementation of the business transfer arrangements but will be managed by members of the Genworth management team.

        Pending implementation of these transfers and prior to the completion of the offering, we will enter into reinsurance arrangements with the U.K. and French insurance companies that we will not then own, which will effectively transfer to us all of the economic benefits, obligations and risks of the European payment protection businesses effective as of January 1, 2004. Under these arrangements, these companies will cede to us as of January 1, 2004 all of their in-force payment protection insurance policies. These arrangements also provide for the automatic ceding to us of payment protection insurance policies that these companies issue after that date. The European payment protection business of these companies had aggregate reserves of $2.4 billion as of December 31, 2003.

        The ceding insurance companies will retain ownership of the assets constituting the reserves supporting the European payment protection business, from which claims under the reinsured policies will be paid. In the case of the U.K. reinsurance arrangements, we will receive from the ceding insurance companies interest on the amount of reserves based upon the total realized rate of return of the assets, which will transfer to us the risks and rewards of ownership of the assets supporting the reserves. In the case of the French reinsurance arrangement, we will receive from the ceding insurance company interest on the amount of the reserves based upon a specified interest rate. Upon completion of the business transfer arrangement, we will receive from, or pay to, GE the difference between these interest amounts and the total return on the assets supporting the reserves. We will continue to administer the business of the U.K. insurance companies and their branches through a service company we will acquire from GE prior to the completion of this offering that employs the sales force and other personnel and owns the systems used by the U.K. insurance companies and their branches.

        If, for any reason, the U.K. business transfer scheme is not implemented by December 31, 2004, GE has agreed to transfer the stock of the U.K. and Spanish insurance companies to us. If the French business transfer arrangements are not implemented, we still would receive the benefits and be subject to the obligations and risks with respect to the European payment protection business pursuant to the reinsurance agreement. These reinsurance agreements may only be terminated in limited circumstances, including such time as the ceding company and the reinsurer are both under our control and such time as the relevant insurance business transfer plan or stock transfer has become effective.

        We have accounted for the transfer of the service companies and the reinsurance arrangements described above as a business combination between entities under common control in our historical combined financial statements.

        Our payment protection insurance business in the U.K. includes a portfolio of insurance bonds and structured settlements issued to contractholders in the U.K. that had reserves of approximately $200 million as of December 31, 2003 and net earnings of approximately $1 million for the year ended December 31, 2003. We and GE have agreed, subject to receipt of required regulatory and court approvals in the U.K., that we will transfer ownership of the bond and structured settlement portfolio to GE as soon as practicable following the transfer of the U.K. insurance businesses to us. Pending completion of the transfer of the bond and structured settlement portfolio, we have agreed to use commercially reasonable efforts to enter into indemnity reinsurance arrangements with GE to transfer the economic benefits, obligations and risks of the bond and structured settlement portfolio to GE promptly following completion of the offering.

Historical Related-Party Transactions

  Support services provided by GE

        GE historically has provided a variety of support services for our businesses, and we have reimbursed GE for the costs of providing these services to us. Our total expenses for these services were $87 million, $74 million and $52 million for the years ended December 31, 2003, 2002 and 2001, respectively. The services we have received from GE include:

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  Customer service, transaction processing and a variety of functional support services provided by GECIS, for which we incurred expenses of $37 million, $26 million and $13 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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  Employee benefit processing and payroll administration, including relocation, travel, credit card processing, and related services, for which we incurred expenses of $10 million, $10 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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  Employee training programs, including access to GE training courses and payment for employees in management development programs, for which we incurred expenses of $4 million, $10 million and $6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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  Insurance coverage under the GE insurance program, for which we incurred expenses of $17 million, $10 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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  Information systems, network and related services, for which we incurred expenses of $9 million, $8 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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  Leases for vehicles, equipment and facilities, for which we incurred expenses of $3 million for the year ended December 31, 2003 and $2 million for each of the years ended December 31, 2002 and 2001.

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  Other financial and advisory services such as tax consulting, capital markets services, research and development activities, and trademark licenses, for which we incurred expenses of $7 million, $8 million and $4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        GE will continue to provide us with many of the support services described above on a transitional basis after the completion of this offering, and we will arrange to procure other services pursuant to arrangements with third parties or through our own employees. See "—Relationship with GE" above. In the case of support services provided by GECIS, we will continue to receive these services pursuant to agreements that will be amended prior to the completion of this offering. See "—Relationship with GE—Arrangements regarding our operations in India" above.

  Allocation of corporate overhead expenses

        GE historically has allocated to us a share of its corporate overhead expenses for certain services provided to us, which are not specifically billed to us, including public relations, investor relations, treasury, and internal audit services. Our total expense for this allocation was $50 million, $49 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively. We have not reimbursed these amounts to GE, and have recorded them as a capital contribution in each year. Following the completion of this offering, GE will no longer allocate any of its corporate overhead expenses to us.

  Investment management services

        We receive investment management and related administrative services provided by GEAM, for which we incurred expenses of $61 million, $39 million and $2 million for the years ended December 31, 2003, 2002 and 2001, respectively. We will continue to receive these services pursuant to agreements that will, with limited exceptions, be amended prior to the completion of this offering. See "—Relationship with GE—Investment Agreements."

  Employee benefit plans

        We have reimbursed GE for benefits it provides to our employees under various employee benefit plans.

        Our employees participate in GE's retirement plan and retiree health and life insurance benefit plans. Some of our employees also participate in GE's Supplementary Pension Plan and other retiree benefit plans. Other retiree plans are not significant individually or in the aggregate. We incurred expenses associated with these plans of $52 million, $52 million and $44 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Our employees participate in GE's defined contribution savings plan that allows the employees to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to 7% of the employee's pay. We incurred expenses associated with these plans of $13 million, $15 million and $16 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        We also provide life and health insurance benefits to our employees through the GE benefit program, as well as through plans sponsored by other affiliates. We incurred expenses associated with these plans of $41 million, $45 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        In addition to the employee benefit expenses for which we have reimbursed GE, we have incurred expenses of $9 million, $6 million and $4 million for certain GE stock option and restricted stock unit grants for the years ended December 31, 2003, 2002 and 2001, respectively. As in the case of the allocation of corporate overhead, these amounts will not be paid to GE and have been recorded as a capital contribution.

        See notes 12 and 18 to our audited historical combined financial statements and "Management" and "Arrangements Between GE and Our Company—Relationship with GE—Employee Matters Agreement" for information concerning the participation of our employees in GE employee benefit plans prior to and after the completion of this offering.

  Reinsurance transactions

        We have entered into reinsurance transactions with affiliates of GE under which we have reinsured some of the risks of our insurance policies on terms comparable to those we could obtain from third parties. We have paid premiums to ERC Life Reinsurance Company of $56 million, $60 million and $58 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, in 2002 one of our subsidiaries entered into a life reinsurance agreement with an affiliated company, GE Pensions Limited, to reinsure 95% of our liabilities under certain life policies. We have paid premiums to this affiliate of $100 million and $94 million for the years ended December 31, 2003 and 2002. See "Business—Reinsurance." The existing reinsurance agreements with GE will remain in force and continue in accordance with their terms after the completion of this offering.

  Credit arrangements and other amounts due from or owed to GE

        As of December 31, 2003 and 2002, we had several notes receivable from various GE affiliates in the aggregate amount of $209 million and $367 million, respectively. These notes mature at various dates through 2017 and bear interest at rates between 5.46% and 6.63%.

        As of December 31, 2002, our Japanese life insurance business had ¥62.8 billion ($530 million) of long-term borrowings from various GE affiliates. This debt was scheduled to mature at various dates through 2008 and bore interest at rates between 2.25% and 2.64%. This debt has been recorded in liabilities associated with discontinued operations.

        As of December 31, 2003 and 2002, we had approximately €2 million ($2 million) and £5 million ($9 million), respectively, of notes payable to various GE affiliates. These notes mature in 2011 and 2007 and bear interest at the six-month Euro Interbank Offered Rate ("EURIBOR") and 8.80%, respectively.

        As of December 31, 2003 and 2002, we had certain operating receivables of $254 million and $0 million, respectively, and payables of $673 million and $763 million, respectively, with certain affiliated companies.

        As of December 31, 2003 and 2002, we had a line of credit with GE that had an aggregate borrowing limit of $2.5 billion. There was an outstanding balance of $548 million as of December 31, 2003 and no outstanding balance as of December 31, 2002. Outstanding borrowings under this line of credit bear interest at the three-month US$ London Interbank Offered Rate ("LIBOR") plus 25 basis points. Interest is accrued and settled quarterly, in arrears. We incurred interest expense under this line of credit of $0.5 million, $8 million and $11 million for the years ended December 31, 2003, 2002 and 2001, respectively. We also had a line of credit with an affiliate of GE Capital with an aggregate borrowing limit of £10 million. There was no outstanding balance as of December 31, 2003, 2002 or 2001, and we did not incur any interest expense under this line of credit.

        We, along with GE Capital, are participants in a revolving credit agreement that involves an international cash pooling arrangement on behalf of a number of GE subsidiaries in Europe, including some of our European subsidiaries. In these roles, either participant may make short-term loans to the other as part of the cash pooling arrangement. Each such borrowing is repayable upon demand, but not later than 364 days after borrowed. This unsecured line of credit bears interest at a rate equal to GE Capital's cost of funds for the currency in which such borrowing is denominated. This credit facility has an annual term, but is automatically extended for successive terms of one year each, unless terminated in accordance with the terms of the agreement. We had a net receivable of $9 million and $85 million under this credit facility as of December 31, 2003 and 2002, respectively.

        In connection with our initial public offering and separation from GE, we intend to replace the lines of credit and revolving credit agreement described above with revolving credit and other debt facilities entered into with unaffiliated third-parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Certain Indebtedness—New Credit Facilities."

  Sale of securities to affiliate

        During 2002, we sold certain available-for-sale fixed maturities to a subsidiary of GE Capital that is not consolidated in our financial statements, at fair value, which resulted in net realized investment gains of $114 million.

  Real estate and loan transactions

        We sell to GE Mortgage Services, an affiliate of GE, properties acquired through claim settlement in our U.S. mortgage insurance business at a price equal to the product of the property's fair value and an agreed-upon price factor. Under these arrangements, we received from GE Mortgage Services $9 million, $13 million and $11 million for the years ended December 31, 2003, 2002 and 2001, respectively. After the completion of this offering, we expect to phase out over time the arrangements under which we sell properties to GE Mortgage Services, as we take on the role ourselves of holding and disposing of these properties. During 2003, we also arranged for the sale to GE Mortgage Services of some residential loans acquired in connection with loss mitigation activities in our U.S. mortgage insurance business and agreed to indemnify GE Mortgage Services for any loss relating to those loans.

After the completion of this offering, we will enter into new arrangements relating to residential loans that GE Mortgage Services may purchase from us from time to time in the future. See "Business—Mortgage Insurance—U.S. Mortgage Insurance—Loans in default and claims" and "Arrangements Between GE and Our Company—Relationship with GE—Mortgage Services Agreement" relating to our arrangements with GE Mortgage Services.

  Guarantees provided by GE

        GE Capital from time to time has provided guarantees or other support arrangements on our behalf, including performance guarantees and support agreements relating to securitizations and comfort letters provided to government agencies. We have not incurred charges or reimbursed GE under any of these arrangements. After the the completion of this offering, many of the guarantees currently in place will continue as provided under their existing terms, and we will not be required to incur any charges for the provision of these guarantees or other support arrangements, other than pursuant to our obligations under the Master Agreement to indemnify GE for losses arising out of these arrangements.

  GE agreements with third parties

        Historically, we have received services provided by third parties pursuant to various agreements that GE has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse GE for our share of the actual costs incurred under the agreements. After the completion of this offering, we intend to continue to procure some of these third-party services through GE to the extent we are permitted (and elect to) or required to do so.

  Products and services provided to GE

        We have provided various products and services to GE on terms comparable to those we provide to third parties. Except as described below, we expect to continue to provide these services following completion of the offering. These products and services include the following:

  •
  We distribute our European payment protection insurance in part through arrangements with GE's consumer finance division and other related GE entities, for which we have received gross written premiums of $293 million, $218 million and $194 million for the years ended December 31, 2003, 2002 and 2001, respectively. See "Business—Protection—European payment protection insurance."

  •
  We reinsure lease obligation insurance and credit insurance marketed by GE Capital, for which we received premiums of $94 million, $105 million and $92 million for the years ended December 31, 2003, 2002 and 2001, respectively. See "Business—Corporate and Other—Viking Insurance Company" and "Arrangements Between GE and Our Company—Relationship with GE—Agreement Regarding Continued Reinsurance by Viking."

  •
  We provide long-term care insurance to certain GE employees, for which we have received premiums of $24 million, $20 million and $20 million for the years ended December 31, 2003, 2002 and 2001. See "Business—Protection—Long-term care insurance."

  •
  We distribute GE mutual funds through our wholly-owned broker-dealers, and provide administrative support for our variable annuity customers that have GE mutual funds within their contracts, for which we received $4 million for each of the years ended December 31, 2003, 2002 and 2001 from the mutual funds and GEAM, the asset manager of these funds.

  •
  We historically have marketed a mortgage unemployment credit insurance product underwritten by a GEFAHI subsidiary that will not be part of our company after the completion of this offering. We received no revenues in connection with this arrangement, but were reimbursed for actual costs. Following the offering, we intend to market and underwrite this product using a third-party provider.

Ownership of Common Stock

        Prior to the completion of this offering and the concurrent offerings, all shares of our common stock were owned by GEFAHI, an indirect subsidiary of GE. Upon the completion of this offering and the concurrent offerings, GE (through GEFAHI) will beneficially own approximately 70% of our outstanding common stock, consisting of 100% of our outstanding shares of Class B Common Stock and no shares of Class A Common Stock, assuming the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is not exercised (66% if it is exercised in full.)

        This offering, together with the concurrent offerings, is the first step in GE's plan to dispose of more than 50% by value of its interest in us. GE's transfer of assets to us has been structured to qualify for the election under section 338 of the Internal Revenue Code, and GE has received a ruling from the IRS that the transfer will qualify for that election provided that certain conditions are met. Among those conditions is that GE must complete its disposition of more than 50% by value of its interest in our company within two years after the completion of this offering. GE has informed us that its failure to satisfy this condition and to qualify for the tax election would result both in significant additional tax liability for GE and in elimination of the section 338 benefit (and our associated liability) that is the subject of the Tax Matters Agreement, as discussed under "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement." Accordingly, GE has informed us that it fully intends to and expects to meet this condition and has adopted a Plan of Divestiture under which, among other things, it will effect this divestiture of our stock. Although GE currently expects this divestiture to be effected through one or more additional public offerings of our common stock, if for any reason those additional public offerings are not completed or are not expected to satisfy the divestiture condition of the tax ruling and as called for in the Plan of Divestiture or if GE for any other reason decides to pursue an alternative method of disposition, GE has informed us that it intends to implement alternative methods to divest of our stock in order to carry out the Plan of Divestiture and satisfy the ruling condition.

        The following table sets forth information as of April 1, 2004 regarding the beneficial ownership of our common stock by:

  •
  all persons known by us to own beneficially more than 5% of our common stock, including GEFAHI;

  •
  our chief executive officer and each of the named executive officers;

  •
  each of our directors and director nominees; and

  •
  all directors, director nominees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 1, 2004 are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

	Beneficial Ownership Prior to the Completion of this Offering(2)			Beneficial Ownership After the Completion of this Offering
Number of Shares to be Sold in the Offering
Name and Address of Beneficial Owner (1)
	Number	Percentage		Number	Percentage
GEFAHI (3)	489,528,145	100%	145,000,000	344,528,145	70%
Michael D. Fraizer (4)	—	—	—	957,752	*
Thomas H. Mann (5)	—	—	—	—	*
Pamela S. Schutz (5)	—	—	—	—	*
K. Rone Baldwin (5)	—	—	—	—	*
Leon E. Roday (5)	—	—	—	—	*
Elizabeth J. Comstock (6)	—	—	—	—	*
Pamela Daley (6)	—	—	—	—	*
Dennis D. Dammerman (6)	—	—	—	—	*
David R. Nissen (6)	—	—	—	—	*
James A. Parke (6)	—	—	—	—	*
Frank J. Borelli	—	—	—	—	*
J. Robert Kerrey	—	—	—	—	*
Thomas B. Wheeler	—	—	—	—	*
All directors, director nominees and executive officers as a group (22 persons) (5)	—	—	—	957,752

*
Less than 1%.

(1)
The address for GE Financial Assurance Holdings, Inc. is 6620 West Broad Street, Richmond, Virginia 23230. The address for all other persons is c/o Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230. GE, as the ultimate parent of GEFAHI, beneficially owns all shares of our common stock owned of record by GEFAHI. The address for GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

(2)
Reflects beneficial ownership in our common stock prior to the completion of this offering but after our corporate reorganization, pursuant to which we will acquire substantially all of the assets and liabilities of GEFAHI and acquire certain other GE insurance businesses, in exchange for 489.5 million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note, all as described under "Corporate Reorganization."

(3)
Does not take into account shares that may be sold by GEFAHI in the event the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is exercised. If the underwriters' over-allotment option is exercised in full, GEFAHI will own 322,778,145 shares of our Class B Common Stock, or approximately 66% of all our outstanding common stock immediately after the completion of the concurrent offering of Class A Common Stock.

(4)
Reflects (a) shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued on the date of this prospectus in exchange for unvested GE stock options, to the extent that such unvested employee stock options vest within 60 days of April 1, 2004, (b) shares of Class A Common Stock issuable upon the exercise of vested employee stock options that will be issued on the date of this prospectus in exchange for vested GE stock options held by Mr. Fraizer, and (c) shares of Class A Common Stock issuable upon the vesting of restricted stock units and stock appreciation rights that will be issued on the date of this prospectus in exchange for unvested GE restricted stock units and stock appreciation rights, to the extent that such restricted stock units and stock appreciation rights vest within 60 days of April 1, 2004.

(5)
Reflects (a) shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued on the date of this prospectus in exchange for unvested GE stock options, to the extent that such unvested employee stock options vest within 60 days of April 1, 2004, and (b) shares of Class A Common Stock issuable upon the vesting of restricted stock units that will be issued upon completion of this offering in exchange for unvested GE restricted stock units, to the extent that such restricted stock units vest within 60 days of April 1, 2004.

(6)
Each of the specified persons is a director or officer of GE and disclaims beneficial ownership of any shares of our common stock owned by GEFAHI.

Description of Series A Preferred Stock

        The following description is a summary of the material terms and provisions of the    % Series A Cumulative Preferred Stock, which we refer to in this prospectus as the Series A Preferred Stock, and is qualified in its entirety by reference to the terms and provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, the certificate of designations for the Series A Preferred Stock and relevant sections of the General Corporation Law of the State of Delaware, which we refer to in this prospectus as the DGCL. Copies of these constitutive documents have been filed as exhibits to the registration statement of which this prospectus forms a part.

        In this description, the words "Genworth," "we," our" or "us" refer only to Genworth Financial, Inc. and not to any of its subsidiaries.

  General

        Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series. See "Description of Capital Stock—Preferred Stock." Our board of directors has authorized the issuance of our Series A Preferred Stock, the terms of which are generally described below.

        The Series A Preferred Stock will initially be limited in aggregate amount to approximately $100 million. This amount is the sum of the stated liquidation preference for each share of the Series A Preferred Stock. When issued and sold, the Series A Preferred Stock will have a liquidation preference per share equal to $50 per share, plus unpaid dividends accrued to the date of liquidation, and will be fully paid and non-assessable. See "—Liquidation Rights." The Series A Preferred Stock will rank junior to all of our debt and other liabilities and will rank senior to our common stock. See "—Ranking."

        The holders of the shares of Series A Preferred Stock will have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.

  Ranking

        The Series A Preferred Stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

  •
  junior to all our existing and future debt obligations;

  •
  effectively junior to all of our subsidiaries' existing and future liabilities and capital stock held by others;

  •
  equal to "parity stock," which is any future class or series of our capital stock that has terms which provide that such class or series will rank on parity with the Series A Preferred Stock; and

  •
  senior to "junior stock," which is our common stock and each future class or series of our capital stock that has terms which provide that such class or series will rank junior to the Series A Preferred Stock.

  Dividends

        Dividends on the Series A Preferred Stock will be fixed at an annual rate equal to    % of the sum of $50 per share plus "accumulated dividends," meaning any and all dividends (whether of not earned or declared and including any additional dividend payments to be made in connection with the "dividend received deduction" discussed below) that have accrued with respect to such share as of the dividend payment date on or immediately preceding such date of determination, but which have not been paid. Dividends will be payable quarterly in arrears on                        ,                         ,                         and                         of each year, beginning                        , 2004. We will also pay the selling stockholder dividends on the Series A Preferred Stock accrued from and including the date we issue the shares of Series A Preferred Stock to, but excluding, the date that this offering and the concurrent offerings close. We will compute the amount of dividends payable for each full dividend period for the Series A Preferred Stock by dividing the annual dividend rate by four. For the initial dividend period, or any other period shorter or longer than a full dividend period, we will compute the amount of dividends payable for the Series A Preferred Stock on the basis of 30-day months and a 12-month year. Holders of Series A Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of accumulated dividends on the Series A Preferred Stock.

        If any dividends payment date is not a business day, then the related dividends payment will be made on the next business day and without any interest or other payment in respect of the delay. However, if the next business day falls in the next calendar year, the payment will be made on the preceding business day. A "business day" is any day other than Saturday, Sunday or any other day on which commercial banking institutions in The City of New York are permitted or required by any applicable law, regulation or executive order to close. On or prior to the dividend payment date for shares of the Series A Preferred Stock, we are required to pay the paying agent sufficient funds for the payment in full of all declared dividends with respect to the shares of Series A Preferred Stock payable on such dividend payment date.

        Each dividend on the shares of the Series A Preferred Stock will be payable to the holder or holders of record of the shares as they appear on our stock books on the applicable record dates, which record dates will not be more than 60 days or less than 10 days prior to the applicable dividend payment date. Dividends in arrears for any dividends past due may be declared and paid at any time, without reference to any regular dividend payment date, to such holder or holders of such shares on such date. Any dividend payment made on shares of Series A Preferred Stock will first be credited against the accumulated but unpaid dividends with respect to the earliest quarter for the shares of Series A Preferred Stock for which dividends have not been paid in full.

        So long as any shares of the Series A Preferred Stock are outstanding, we will not declare, pay or set aside for payment any dividend or distribution in respect of, or redeem or otherwise acquire, any shares of any class or series of our capital stock ranking junior to or on a parity with the Series A Preferred Stock for any period unless full cumulative dividends for all past quarters have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on all outstanding shares of Series A Preferred Stock.

  Redemption

        We are required to redeem the Series A Preferred Stock on            , 2011 in whole at a price of $50 per share, plus unpaid dividends accrued to the date of redemption. We will be required to pay the paying agent sufficient funds for the payment of the full amount payable upon redemption of such shares on            , 2011.

        If and for so long as we fail for any reason to provide such sufficient funds on            , 2011, we and our subsidiaries will not (1) redeem or otherwise acquire any parity stock or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any parity stock (except in connection with a redemption, sinking fund or other similar obligation in which shares of Series A Preferred Stock receive a pro rata share) or (2) declare or make any distribution on junior stock, or redeem or otherwise acquire any junior stock, or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of the junior stock. Unless full cumulative cash dividends (whether or not declared) on all outstanding shares of Series A Preferred

Stock have been paid or contemporaneously are declared and paid or set apart for payment for all dividend periods terminating on or before the redemption date, we will not redeem any of the shares of Series A Preferred Stock, and we will not set aside any sum for such redemption, unless we redeem the shares of Series A Preferred Stock pro rata.

        There are no provisions to allow the early redemption of the Series A Preferred Stock.

  Additional Dividends in Respect of Certain Legislation Affecting the DRD

        If, prior to eighteen (18) months after the date of issuance of the shares of Series A Preferred Stock, one or more amendments to the Internal Revenue Code of 1986, as amended, are enacted that reduce the "dividends received deduction," or "DRD," percentage (currently 70%) as specified in Section 243(a)(1) of the Internal Revenue Code or any successor provision, referred to as the "dividends-received percentage," or "DRP," we will make certain additional dividend payments in respect of the dividends on the Series A Preferred Stock (as set forth herein), except that no adjustments will be made with respect to any reduction of the DRP below 50%.

        With respect to each dividend declared and payable per share of Series A Preferred Stock for dividend payments to which such change in the Internal Revenue Code applies, we will provide holders of record with an additional payment in cash equal to the excess of (x) the after-tax amount (assuming a 35% effective combined tax rate) which would have been received assuming a DRD percentage of 70% over (y) the after-tax amount (assuming a 35% effective combined tax rate) calculated using the greater of the new DRP and 50%, divided by 0.65, and rounding the result to the nearest cent (with one-half cent rounded up). We refer to the formula for calculating the additional payment amount in this section as the "DRD formula."

        For the purposes of the DRD formula, "DRP" means the dividends-received percentage applicable to the dividend in question; provided, however, that if the DRP applicable to the dividend in question shall be less than 50%, then the DRP shall equal 50%. No amendment to the Internal Revenue Code, other than a change in the DRP set forth in Section 243(a)(1) of the Internal Revenue Code or any successor provision thereto enacted prior to eighteen (18) months after the date of original issuance of the shares of Series A Preferred Stock, will give rise to an additional dividend payment under the DRD formula. Notwithstanding the foregoing provisions, if, with respect to any such amendment to the Internal Revenue Code, we receive either an unqualified opinion of nationally recognized independent tax counsel or a private letter ruling or similar form of guidance from the Internal Revenue Service, or IRS, to the effect that such amendment does not apply to a dividend payable on the Series A Preferred Stock, then such amendment will not result in an additional dividend payment by us pursuant to the DRD formula with respect to such dividend.

        Notwithstanding the foregoing, if any such amendment to the Internal Revenue Code is enacted after the dividend payment payable on the dividend payment date has been declared but prior to the dividend payment date, and if such amendment is effective with respect to such dividend payment, the amount payable on such dividend payment date will not be increased; instead, additional dividend payments referred to in this section as the "post declaration date payments," equal to the additional amount that would be paid pursuant to the DRD formula, will be paid to holders of Series A Preferred Stock on the record date applicable to the next succeeding dividend payment date, in addition to any other amounts otherwise payable on such date. If any such amendment to the Internal Revenue Code is enacted and the reduction in the DRP retroactively applies to a dividend payment date on which we previously paid dividends on the Series A Preferred Stock (each, an "affected dividend payment date"), we will pay additional amounts, which we refer to in this section as the "retroactive payments," to holders of Series A Preferred Stock, on the record date applicable to the next succeeding dividend payment date equal to the amount described in this section.

        Notwithstanding the foregoing provisions, if, with respect to any such amendment to the Internal Revenue Code, we receive either an unqualified opinion of nationally recognized independent tax counsel or a private letter ruling or similar form of guidance from the IRS to the effect that such amendment does not apply to a dividend payable on an affected dividend payment date or on a post declaration date for the Series A Preferred Stock, then such amendment will not result in an additional dividend payment.

        Notwithstanding the foregoing, no dividend payments by us will be made in respect of the enactment of any amendment to the Internal Revenue Code eighteen (18) months or more after the date of issuance that reduces the DRP or to the extent such amendment reduces the DRP to less than 50%.

        In the event that additional amounts become payable in respect of the Series A Preferred Stock pursuant to these provisions, we will give notice of each such payment to the holders of record of Series A Preferred Stock. Our calculation of such amounts payable, and certified as accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by us, will be final and not subject to review absent manifest error.

  Voting Rights

        No voting rights.    Except as described below or otherwise required by applicable law, the holders of the Series A Preferred Stock will have no voting rights.

        Right to elect two additional directors during default period.    During any period, which we refer to in this section as the default period, in which accumulated dividends (whether or not earned or declared, and whether or not funds are then legally available in an amount sufficient therefor) have not been paid for six quarters (whether or not consecutive) or if we fail to perform our mandatory redemption on            , 2011, the authorized number of directors constituting our board of directors will automatically be increased by two and the holders of record of the Series A Preferred Stock, together with holders of every other series of preferred stock upon which like voting rights have been conferred and are then exercisable resulting from the failure to pay dividends or the failure to redeem (any such other series being the "Preferred Stock" for purposes of this voting rights section), will possess full voting powers (to the exclusion of the holders of all other series and classes of our capital stock), voting together as a single class, to elect two directors of our company to fill such newly created directorships. These directors must qualify as "independent directors" under the applicable rules of the New York Stock Exchange.

        A default period will continue unless and until all accumulated and unpaid distributions on all shares of the Series A Preferred Stock and, if applicable, of the Preferred Stock then outstanding will have been paid or we will have redeemed all outstanding shares of Series A Preferred Stock and paid all accumulated dividends thereon, as the case may be, at which time the voting rights described in the preceding paragraph will cease, subject always, however, to the revesting of such voting power in the holders of the Series A Preferred Stock and, if applicable, the Preferred Stock upon the commencement of an additional default period. Upon termination of a default period, the term of the office of the directors elected by the Series A Preferred Stock and, if applicable, the Preferred Stock will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

        Within five days following the accrual of any right of the holders of the Series A Preferred Stock and, if applicable, of the Preferred Stock to elect two additional directors upon the commencement of a default period as described above, we will mail or cause to be mailed to the holders of the Series A Preferred Stock and, if applicable, of the Preferred Stock notice of a special meeting of stockholders for a date not less than ten days nor more than 45 days after the date of such notice. If we do not mail or cause to be mailed notice of such meeting as provided above, a meeting may be called by any holder of the Series A Preferred Stock or, if applicable, Preferred Stock. We will notify the registrar of the date on which such right accrued, and such date will be the record date for determining the holders of stock entitled to notice of and to vote at the special meeting. At any such special meeting and at each meeting held during a default period, such relevant holders will vote in such elections on the basis of one noncumulative vote per share, and the holder or holders of shares with one-third of the total voting power of such Series A Preferred Stock and, if applicable, of such Preferred Stock then outstanding, present in person or by proxy, will constitute a quorum for the election of directors by them. At any such meeting or adjournment thereof in the absence of quorum, the holders of shares with a majority of the total voting powers present in person or by proxy will have the power to adjourn the meeting for the election of directors without notice, other than by an announcement at the meeting, until a quorum is present.

        Rights under applicable law.    Under current provisions of the DGCL, the holders of issued and outstanding preferred stock are entitled to vote as a class, with the consent of the majority of the class being required to amend, alter or repeal any provision of our certificate of incorporation or by-laws which would adversely affect the powers, preferences or rights of the preferred stock; provided that any such amendment that changes the dividends payable on or the liquidation preference of the Series A Preferred Stock requires the affirmative vote at a meeting of holders of Series A Preferred Stock duly called for such purpose or written consent of the holder of each share of Series A Preferred Stock.

  Consolidation, Merger, Sale or Conveyance

        Without the affirmative vote or consent of a majority of the outstanding shares of Series A Preferred Stock, we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless we are the surviving corporation or the successor is a U.S. domestic corporation, limited liability company, partnership, trust or other entity, and expressly assumes our obligations on the Series A Preferred Stock.

  Conversion Rights

        The Series A Preferred Stock will not be convertible into shares of common stock or any other securities of our company and will have no preemptive rights.

  Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of each share of the Series A Preferred Stock then outstanding will be entitled to receive and to be paid, out of our assets available for distribution to our stockholders after satisfying claims of creditors but before any payment or dissolution of assets is made to holders of our common stock or any other shares of our company of any class ranking junior to the Series A Preferred Stock upon such a liquidation, dissolution or winding up, liquidating distributions in an amount per share equal to the sum of $50, plus an amount equal to any and all accumulated and unpaid dividends (whether or not earned or declared and including any additional dividend payments to be made in connection with the "dividend received deduction" discussed above) to, but not including, the date of final dissolution. If, upon any such voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to the Series A Preferred Stock and any parity stock are not paid in full, the holders of the preferred stock will share ratably in any such distribution of assets of our company in proportion to the full respective amounts to which they are entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series A Preferred Stock will have no further right or claim to any of the remaining assets of our company. Neither the sale, lease or exchange (for cash, stock, securities or other consideration) of all or substantially all of the property and assets of our company, nor the merger or consolidation of our company with or into any other corporation or entity, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company for purposes of the foregoing.

  Paying Agent, Registrar and Transfer Agent

        Payments in respect of the Series A Preferred Stock will be made by the paying agent on the applicable dividend payment dates, by wire transfer, direct deposit or check mailed to the address of the holder entitled thereto. The paying agent will initially be The Bank of New York, who will also initially act as registrar and transfer agent for the Series A Preferred Stock. Registration of transfers of the shares will be effected without charge by us or on our behalf, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange.

  Book-Entry System

        The Depository Trust Company, or DTC, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the Series A Preferred Stock. The Series A Preferred Stock will be issued only as fully registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully registered global security certificates, representing the total aggregate number of shares of Series A Preferred Stock, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

        The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Series A Preferred Stock so long as the Series A Preferred Stock are represented by global security certificates.

        The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by The New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

        We will issue the Series A Preferred Stock in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for definitive certificated shares of Series A Preferred Stock upon request by or on behalf of the depositary in accordance with customary procedures, following the request of a beneficial owner seeking to exercise or enforce its rights under the shares. If we determine at any time that the Series A Preferred Stock shall no longer be represented by global security certificates, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw such representation by global security certificates, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificate. Any global share of Series A Preferred Stock, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for Series A Preferred Stock certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

        As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all shares of Series A Preferred Stock represented by these certificates for all purposes under the Series A Preferred Stock and the certificate of designations. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

  •
  will not be entitled to have the global security certificates, the Series A Preferred Stock represented by these certificates registered in their names, and

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  will not be considered to be owners or holders of the global security certificates or any Series A Preferred Stock represented by these certificates for any purpose under the Series A Preferred Stock or the certificate of designations.

        All payments on the Series A Preferred Stock represented by the global security certificates and all transfers and deliveries of related shares will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

        Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. We will not have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

        Although the depositary has agreed to the foregoing procedures in order to facilitate transfer of interest in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

        The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

  Condition on the Offering of Series A Preferred Stock

        The offering of the Series A Preferred Stock by the selling stockholder is conditioned upon the completion of the offerings of our Class A Common Stock and the Equity Units.

Description of Capital Stock

        We were incorporated in Delaware on October 23, 2003. The following information reflects our amended and restated certificate of incorporation and amended and restated bylaws as these documents will be in effect upon the completion of this offering. The following descriptions are summaries of the material terms of these documents and relevant sections of the General Corporation Law of the State of Delaware, referred to as the DGCL. Our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

        Our authorized capital stock consists of 1,500,000,000 shares of Class A Common Stock, par value $0.001 per share, 700,000,000 shares of Class B Common Stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Prior to the completion of this offering and the concurrent offerings, there were no shares of Class A Common Stock and 489,528,145 shares of Class B Common Stock outstanding, all of which were held by GEFAHI. Immediately after the completion of this offering, 145,000,000 shares of Class A Common Stock and 344,528,145 shares of Class B Common Stock will be outstanding, assuming the over-allotment option in the concurrent offering of Class A Common Stock is not exercised. 2,000,000 shares of our authorized preferred stock have been designated Series A Preferred Stock and will be outstanding immediately after the completion of this offering.

Common Stock

  Conversion

        The Class B Common Stock may only be owned by GE and its affiliates. Upon any sale or other disposition by GE of shares of Class B Common Stock to any person other than GE or an affiliate of GE, such shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock. In addition, on the first date on which GE no longer beneficially owns at least 10% of our outstanding common stock, all outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock, and we will no longer be authorized to issue Class B Common Stock.

  Voting Rights

        Except for the approval rights of the holders of the Class B Common Stock over certain corporate actions and except with respect to the election and removal of directors, the holders of Class A Common Stock and Class B Common Stock have identical rights and will be entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. However, except as required by applicable law, holders of common stock will not be entitled to vote on any matter that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock.

        Subject to the rights of the holders of any outstanding series of our preferred stock, our certificate of incorporation provides that until the first date on which GE owns 50% or less of the outstanding shares of our common stock, the number of authorized directors of our company will be 9. Beginning on the first date on which GE owns 50% or less but at least 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be 11. Beginning on the first date on which GE owns less than 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be fixed from time to time by a resolution adopted by our board of directors, but will not be less than 1 nor more than 15. Our certificate of incorporation also provides that until the first date on which GE owns less than 20% of our outstanding common stock, our board of directors will not establish an executive committee or any other committee having authority typically reserved for an executive committee.

        At each election of members of our board of directors:

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  when GE owns more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock will be entitled to elect four directors;

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  when GE owns at least 33% and no more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect four directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

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  when GE owns at least 20% but less than 33% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect three directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

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  when GE owns at least 10% but less than 20% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect one director, the holders of the Class A Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock; and

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  when GE owns less than 10% of our common stock, all shares of Class B Common Stock held by GE will automatically convert into Class A Common Stock, and the holders of the Class A Common Stock will be entitled to elect all directors entitled to be elected by the holders of our common stock.

        Each director elected by the holders of the common stock will serve until the earlier of his or her death, resignation, disqualification, removal or until his successor is elected and qualified. The common stock will not have cumulative voting rights in the election of directors.

  Rights to Dividends and on Liquidation, Dissolution and Winding Up

        Subject to the prior rights of holders of preferred stock, if any, holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there will have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

  Other Rights

        The Class A Common Stock sold in the concurrent offering will not have any preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of Class A Common Stock being offered in the concurrent offering will be, upon payment for such shares, validly issued, fully paid and non-assessable. Subject to the approval rights of the holders of the Class B Common Stock, additional shares of authorized common stock may be issued, as determined by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

  Listing

        The Class A Common Stock has been approved for listing on The New York Stock Exchange under the symbol "GNW."

Approval Rights of Holders of Class B Common Stock

        In addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 15% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required to authorize us to adopt or implement any stockholder rights plan or similar takeover defense measure. Also, in addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required for the following actions (subject in each case to certain agreed exceptions):

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  a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions permitted under the certificate of incorporation);

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  acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million;

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  dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

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  incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, excluding the debt described in this prospectus that we intend to incur concurrently with, and shortly after, the completion of this offering (provided that any debt in excess of $500 million incurred under our commercial paper program and our five-year and 364-day revolving credit facilities will be subject to the $700 million limitation described above), intercompany debt (within Genworth), and liabilities under certain agreed excluded transactions and borrowings;

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  issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

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  dissolution, liquidation or winding up of our company; and

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  alteration, amendment, termination or repeal of or adoption of any provision inconsistent with, the provisions of our certificate of incorporation or our bylaws relating to our authorized capital stock, the role of our Nominating and Corporate Governance Committee, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), the rights granted to the holders of the Class B Common Stock, amendments to our bylaws, stockholder action by written consent, stockholder proposals and meetings, limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A Common Stock and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

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  the designation of the series;

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  the number of shares of each series, which number our board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

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  the rights in respect of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the dates or method of determining the dates upon which such dividends will be payable;

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  whether dividends, if any, will be cumulative or noncumulative;

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  the terms of redemption, if any, for shares of the series;

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  the amount payable to holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

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  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the terms of such conversion or exchange;

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  restrictions on the issuance of shares of the same series or of any other class or series;

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  the voting rights, if any, of the holders of the shares of the series; and

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  any other relative rights, preferences and limitations of the series.

        Our board of directors has authorized the issuance of our Series A Preferred Stock, the terms of which are described under "Description of Series A Preferred Stock." We believe that the ability of our board of directors to issue one or more additional series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Subject to the approval rights of the holders of the Class B Common Stock, the authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval in several instances as a prerequisite to listing shares, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding, of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.

        Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

  Board of Directors

        A director of our company may be removed for cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding Class A and Class B Common Stock (and any series of preferred stock entitled to vote in the election of directors), voting together as a single class. A director elected by the holders of the Class B Common Stock may be removed from office at any time, without cause, solely by the affirmative vote of the holders of the Class B Common Stock, voting as a separate class. A director elected by the vote of the holders of our Class A Common Stock, voting together as a single class, may be removed from office at any time, without cause, by the affirmative vote of the holders of a majority of our outstanding Class A Common Stock, voting together as a single class. A director elected by the vote of the holders of our Class A and Class B Common Stock, voting together as a single class, may be removed from office at any time, without cause, by the affirmative vote of the holders of a majority of our outstanding Class A and Class B Common Stock, voting together as a single class.

        For so long as GE beneficially owns at least 10% of our outstanding common stock, vacancies in our board of directors resulting from an increase in the size of our board of directors from 9 to 11 when GE ceases to own more than 50% of our outstanding common stock (as provided by our certificate of incorporation) will be filled in the following manner:

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    the first such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock; and

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    the second such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class.

For so long as GE owns at least 10% of our outstanding common stock, vacancies among the directors elected by the holders of the Class B Common Stock may be filled only by the vote of a majority of the Class B Common Stock directors remaining in office or, if there are none, by the holders of the Class B Common Stock. Vacancies among the directors elected by the holders of the Class A Common Stock may be filled only by the vote of a majority of the Class A Common Stock directors remaining in office or, if there are none, by the holders of the Class A Common Stock. Vacancies among the directors elected by the holders of the Class A and Class B Common Stock voting together as a single class may be filled only by the vote of a majority of the directors elected by the holders of the Class A and Class B Common Stock remaining in office or, if there are none, by the holders of the Class A and Class B Common Stock voting together as a single class.

  Stockholder action by written consent; special meetings

        Our certificate of incorporation provides that except for actions taken by written consent by the holders of the Class B Common Stock with respect to matters subject to the approval only of the holders of the Class B Common Stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Until the first date on which GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or by GE as the holder of the Class B Common Stock. When GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or upon the written request of the holders of at least 40% of our outstanding common stock.

No business other than that stated in the notice will be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board, GE or our stockholders as described above.

  Advance notice requirements for nominations

        Except with respect to candidates nominated for election by holders of our Class B Common Stock, our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting. If the number of directors to be elected to our board of directors at an annual meeting is increased and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our corporate secretary not later than the close of business on the tenth day following the day on which such public announcement is first made by us.

        Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

        A stockholder's notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

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  the name and record address of the stockholder and the beneficial owner;

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  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

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  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

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  a representation whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

        As to each person whom the stockholder proposes to nominate for election as a director:

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  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

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  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  Advance notice requirements for stockholder proposals

        Our bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

        A stockholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

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  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;

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  the name and record address of the stockholder and beneficial owner;

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  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

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  a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

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  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

  Amendments

        Subject to the right of the holders of our Class B Common Stock to withhold its consent to the amendment of the provisions of our certificate of incorporation relating to our authorized capital stock, the rights granted to the holders of the Class B Common Stock, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), amendments to our bylaws, stockholder action by written consent, the calling of stockholder meetings, limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL, the provisions of our certificate of incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

        Subject to the right of the holders of our Class B Common Stock to withhold its consent to the amendment of the provisions of our bylaws relating to the role of our Nominating and Corporate Governance Committee in meetings of our stockholders, advance notice requirements for stockholder proposals related to directors' nominations and other proposed business, and our board of directors, the provisions of our bylaws may be amended by the affirmative vote of the holders of a majority of our outstanding common stock or by the affirmative vote of a majority of our entire board of directors.

Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities

        In order to address potential conflicts of interest between us and GE, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve GE and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with GE. In general, these provisions recognize that we and GE may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of GE serving as our directors.

        Our certificate of incorporation provides that, subject to any written agreement to the contrary, GE will have no duty to refrain from:

  •
  engaging in the same or similar business activities or lines of business as us; or

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  doing business with any of our clients, customers or vendors.

        Our certificate of incorporation provides that if GE acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and GE, such corporate opportunity will belong to GE unless the corporate opportunity was expressly offered to GE in its capacity as a stockholder of Genworth. GE will to the fullest extent permitted by law have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that GE acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

        If one of our directors or officers who is also a director or officer of GE learns of a potential transaction or matter that may be a corporate opportunity for both us and GE, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders with respect to the corporate opportunity, and we will have renounced our interest in the corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

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  a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or officer of GE will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to GE; and

  •
  a corporate opportunity offered to any of our officers who is also an officer of GE will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as an officer of GE, in which case that opportunity will belong to GE.

        If one of our officers or directors, who also serves as a director or officer of GE, learns of a potential transaction or matter that may be a corporate opportunity for both us and GE in any manner not addressed in the foregoing descriptions, our certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of GE's actions with respect to that corporate opportunity.

        For purposes of our certificate of incorporation, "corporate opportunities" include, but are not limited to, business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of GE or its officers or directors will be brought into conflict with our self-interest.

        By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification Matters

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us, or has or had agreed to become a director of us, or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

        Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the DGCL, for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

        The Master Agreement also provides for indemnification by us of GE and its directors, officers and employees for specified liabilities, including liabilities under the Securities Act of 1933.

Delaware Business Combination Statute

        Our certificate of incorporation contains a provision by which we expressly elect not to be governed by Section 203 of the DGCL, which is described below, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (a) Section 203 by its terms would, but for the terms of our certificate of incorporation, apply to us and (b) there occurs a transaction in which GE no longer owns at least 15% of our outstanding common stock. Accordingly, we are not currently subject to Section 203. Any person that acquires 15% or more of our outstanding common stock in the same transaction in which GE ceases to own at least 15% of our outstanding common stock will not be an interested stockholder under Section 203 as a result of that transaction.

        Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder became an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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  at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

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  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

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  the affiliates and associates of any such person.

        Our election to not be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. If the provisions of Section 203 were applicable, they may cause persons interested in acquiring us to negotiate in advance with our board of directors. In addition, because we did not elect to be subject to Section 203, GE, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to such third party. The restrictions on business combinations set forth in Section 203 would not have been applicable to GE so long as GE continued to hold 15% or more of our common stock.

Insurance Regulations Concerning Change of Control

        The insurance holding company laws of many states regulate changes of control of insurance holding companies, such as our company. Generally, these laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. Control also may be found to exist through contractual or other arrangements notwithstanding stock ownership. The Delaware, New York, North Carolina and Virginia insurance holding company laws, and similar laws in the U.K. and other jurisdictions in which we operate, require filings in connection with proposed acquisitions of control of domestic insurance companies. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A Common Stock and our Series A Preferred Stock will be The Bank of New York.

Description of Equity Units

        In this description, the words "we," "us" and "our" refer only to Genworth and not to any of its subsidiaries.

Summary

        As part of our corporate reorganization, we will issue $600 million of our Equity Units to GEFAHI, and GEFAHI will offer these Equity Units by means of a separate prospectus concurrently with this offering. The Equity Units initially will be issued in the form of Corporate Units. Each Corporate Unit will initially consist of:

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  a contract to purchase shares of our Class A Common Stock, which we refer to as the stock purchase contracts; and

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  a $25 ownership interest in our        % senior notes due 2009, which we refer to as the notes.

        The stock purchase contract that is a component of an Equity Unit requires the holder to purchase, and us to sell, for $25, on May 16, 2007, which we refer to as the purchase contract settlement date, a number of newly issued shares of our Class A Common Stock equal to a settlement rate based on the average trading price of our Class A Common Stock at that time. We will also pay quarterly contract adjustment payments on each stock purchase contract at an annual rate of      % of the stated amount of $25 per Equity Unit.

        As described below, the notes will be remarketed to new purchasers immediately prior to the purchase contract settlement date to generate the cash necessary for the holders of Corporate Units to satisfy their obligations to purchase our Class A Common Stock pursuant to the stock purchase contracts. The interest rate on the notes will be reset in the remarketing to whatever interest rate is necessary to induce purchasers to purchase all the notes remarketed at 100% of their principal amount. If the notes are not successfully remarketed prior to the purchase contract settlement date, all holders of notes will have the right to require us to purchase their notes on the purchase contract settlement date at a price equal to 100% of their principal amount, plus accrued interest.

The Stock Purchase Contracts

        Each stock purchase contract that is a component of an Equity Unit obligates the holder of the stock purchase contract to purchase, and obligates us to sell, on May 16, 2007, for $25 in cash, a number of newly issued shares of our Class A Common Stock equal to the settlement rate. The settlement rate, subject to anti-dilution adjustments, will be calculated as described below:

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  if the applicable market value of our Class A Common Stock is equal to or greater than $         , which we refer to as the threshold appreciation price, the settlement rate will be         shares of our Class A Common Stock.

        Accordingly, if the market value for the Class A Common Stock increases between the date of this prospectus and the period during which the applicable market value is measured and the applicable market value is greater than the threshold appreciation price, the aggregate market value of the shares of Class A Common Stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of the Class A Common Stock on the purchase contract settlement date is the same as the applicable market value of the Class A Common Stock. If the applicable market value is the same as the threshold appreciation price, the aggregate market value of the shares issued upon settlement will be equal to the stated amount, assuming that the market price of the Class A Common Stock on the purchase contract settlement date is the same as the applicable market value of the Class A Common Stock.

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  if the applicable market value of our Class A Common Stock is less than the threshold appreciation price but greater than $         , which we refer to as the reference price, the settlement rate will be a number of shares of our Class A Common Stock equal to the stated

    amount of $25 divided by the applicable market value. The reference price will be the initial public offering price of our Class A Common Stock in this offering.

        Accordingly, if the market value for the Class A Common Stock increases between the date of this prospectus and the period during which the applicable market value is measured, but the applicable market value does not exceed the threshold appreciation price, the aggregate market value of the shares of Class A Common Stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of the Class A Common Stock on the purchase contract settlement date is the same as the applicable market value of the Class A Common Stock.

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  if the applicable market value is less than or equal to the reference price of $         , the settlement rate will be         shares of our Class A Common Stock.

        Accordingly, if the market value for the Class A Common Stock decreases between the date of this prospectus and the period during which the applicable market value is measured and the applicable market value is measured and the applicable market value is less than the reference price, the aggregate market value of the shares of Class A Common Stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market price on the purchase contract settlement date is the same as the applicable market value of the Class A Common Stock. If the applicable market value is the same as the reference price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the Class A Common Stock on the purchase contract settlement date is the same as the applicable market value of the Class A Common Stock.

        By applicable market value we mean the average of the closing price per share of our Class A Common Stock on The New York Stock Exchange on each of the twenty consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The reference price is equal to the initial public offering price of our Class A Common Stock in this offering.

        We will pay holders of Equity Units quarterly contract adjustment payments on each stock purchase contract at a rate of      % per year of the stated amount of $25 per Equity Unit, or $            per year.

        On the purchase contract settlement date, an Equity Unit holder may satisfy its obligations under the stock purchase contracts by:

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  in the case of the Corporate Units, (i) through the automatic application of the proceeds of the remarketing or if the Treasury portfolio has replaced the notes as a component of the Corporate Units as a result of a special event redemption, as defined below, through the automatic application of the proceeds of the Treasury portfolio, (ii) by exercising its right to require us to purchase its notes if the remarketing of the notes is not successful, or (iii) by delivering $25 in cash; or

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  in the case of the Treasury Units, as defined below, through the automatic application of the proceeds of the Treasury securities.

        The ownership interest in notes that is a component of each Corporate Unit will be pledged to us to secure the holder's obligations to purchase our Class A Common Stock from us under the stock purchase contract.

        The stock purchase contracts and the obligations of both us and the holders of the Equity Units under the stock purchase contracts automatically terminate without any further action upon certain events relating to our bankruptcy, insolvency or reorganization.

Early Settlement of Stock Purchase Contracts

        Holders of Equity Units may elect to settle the stock purchase contracts early by delivering $25 in cash at any time following                 , 2005 (the date 12 calendar months following the completion of this offering) through the seventh business day immediately preceding the purchase contract settlement date in the case of Corporate Units or any time through the second business day immediately preceding the purchase contract settlement date using cash in the case of Treasury Units, in which case         shares of our Class A Common Stock will be issued pursuant to each stock purchase contract. We refer to this as optional early settlement. Optional early settlement of the stock purchase contracts results in the issuance of a number of shares of our Class A Common Stock equal to the minimum settlement rate, which is the same number that would be issued on the purchase contract settlement date if the applicable market value was equal to or greater than the threshold appreciation price of $         , regardless of the actual market value of our Class A Common Stock at the time of the optional early settlement.

        If we are involved in a merger in which at least 30% of the consideration for our Class A Common Stock consists of cash or cash equivalents, then each holder of an Equity Unit will have the right to settle the component stock purchase contract at the settlement rate in effect immediately before the closing of the cash merger, based on the applicable market value of our Class A Common Stock as if the closing date of the merger was the purchase contract settlement date, by delivering $25 in cash. We refer to this as cash merger early settlement. If a holder elects cash merger early settlement, we will deliver to such holder on the cash merger early settlement date the kind and amount of securities, cash or other property that such holder would have been entitled to receive in the cash merger if it had settled the stock purchase contract immediately before the cash merger.

        Following either optional early settlement or cash merger early settlement, the Equity Units of which the settled stock purchase contracts were a component will be cancelled and the related note or Treasury Security will be released to the holder and then will be separately transferable.

        Both optional early settlement and cash merger early settlement are subject to the condition that if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect and a prospectus available covering the Class A Common Stock or other securities deliverable upon settlement of a stock purchase contract. We will agree to use our commercially reasonable efforts to have a registration statement in effect and to provide a prospectus covering such Class A Common Stock or other securities if so required by the U.S. federal securities laws.

Remarketing

        Remarketing allows holders of Corporate Units to satisfy their obligations under the related stock purchase contracts by reselling the notes through the remarketing agent and using the proceeds of the remarketing to pay the purchase price under the related stock purchase contracts. Holders of notes that are separate from the Corporate Units also may elect to participate in the remarketing. Unless one of the conditions to remarketing, which include the effectiveness of a registration statement under the Securities Act of 1933, if required by the U.S. federal securities laws, is not satisfied, the notes that underlie each outstanding Corporate Unit (other than Corporate Units for which the holder has elected to settle the related stock purchase contracts with separate cash on the purchase contract settlement date) as well as any other notes the holders of which have decided to have included in the remarketing will be remarketed on the fifth business day immediately preceding the purchase contract settlement date. If such remarketing is not successful, remarketings will also be attempted on the fourth business day immediately preceding the purchase contract settlement date, and, if necessary, the third business day immediately preceding the purchase contract settlement date.

        Upon a successful remarketing, the portion of the proceeds equal to the aggregate principal amount of the notes remarketed that underlie the Corporate Units will automatically be applied to satisfy in full the Corporate Units holders' obligations to purchase our Class A Common Stock under the related stock purchase contracts. If any proceeds remain after satisfying such obligations, the remarketing agent will remit such remaining proceeds to the purchase contract agent for the benefit of the holders. We will pay a separate fee to the remarketing agent for its services, and holders of notes will not in any way be responsible for paying any fee to the remarketing agent.

        If the notes have not been successfully remarketed on or prior to the third business day immediately prior to the purchase contract settlement date, either because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the notes remarketed or because one of the conditions to the remarketing has not been satisfied, holders of all notes will have the right to require us to purchase their notes for an amount equal to the principal amount of their notes, plus accrued and unpaid interest, on the purchase contract settlement date. A holder of Corporate Units will be deemed to have automatically exercised this right with respect to the notes underlying such Corporate Units, unless such holder has settled the related stock purchase contracts with separate cash on or prior to the purchase contract settlement date, and will be deemed to have elected to apply the amount of the proceeds equal to the principal amount of the notes against such holder's obligations to us under the related stock purchase contracts, thereby satisfying such obligations in full. Upon the application of such proceeds, we will deliver to such holder our Class A Common Stock pursuant to the related stock purchase contracts.

Creation of Treasury Units

        At any time on or prior to the seventh business day preceding the purchase contract settlement date, holders of Corporate Units will have the right to substitute a zero coupon U.S. Treasury security with a principal amount equal to that of the notes that matures on May 15, 2007, thereby creating Treasury Units. The Treasury security that underlies the Treasury Units will be pledged to us to secure the holder's obligations under the stock purchase contract. Holders of Treasury Units may recreate Corporate Units at any time on or prior to the seventh business day preceding the purchase contract settlement date by substituting notes having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made.

        The components of the Corporate Units and the Treasury Units are not separately transferable while a part of the unit. Stock purchase contracts are never transferable except as part of a Corporate Unit or Treasury Unit. Notes are not transferable except as part of a Corporate Unit unless they are separated from the Corporate Unit, either through collateral substitution and creation of a Treasury Unit or following settlement of the stock purchase contracts. Treasury securities that are a component of a Treasury Unit are not transferable except as part of such Treasury Unit.

Notes

        Initially, interest on the notes will be payable quarterly at the annual rate of      % of the principal amount of the notes, to, but excluding May 16, 2007, the purchase contract settlement date. Holders of Corporate Units will receive their pro rata share of interest payments on the notes underlying their Corporate Units.

        Upon a successful remarketing, the reset rate will be the rate determined by the remarketing agent as the interest rate the notes should bear in order for the notes remarketed to have an aggregate market value on the remarketing date of at least 100% of the aggregate principal amount of the notes remarketed. The reset rate may not exceed the maximum rate, if any, permitted by applicable law. Following a reset of the interest rate, the interest rate on the notes will equal the reset rate from, and including, the purchase contract settlement date, to but excluding, May 16, 2009, the maturity date of the notes. The interest rate on the notes will not be reset if there is not a successful remarketing and interest will continue to be payable at the initial rate from and including the purchase contract settlement date to but excluding the maturity date of the notes. Following the purchase contract settlement date, interest will be paid semi-annually, commencing November 16, 2007, whether or not there has been a successful remarketing.

        Prior to the earlier of a successful remarketing and the purchase contract settlement date, the notes are redeemable at our option, in whole but not in part, upon the occurrence and continuance of certain tax events or accounting events. If any such redemption, which we refer to as a special event redemption, occurs, the redemption price for the notes that underlie the Corporate Units will be paid to the collateral agent holding the notes as security for the obligations of the holders under the purchase contracts, who will apply such redemption price to purchase a portfolio of United States Treasury securities. Thereafter, the applicable ownership interests in such Treasury portfolio will replace the notes as a component of the Corporate Units and will be pledged to us. Holders of notes that do not underlie the Corporate Units will receive the redemption price in the special event redemption.

        The notes will rank equally and ratably with all of our other unsecured and unsubordinated obligations.

Listing

        The Corporate Units have been approved for listing on The New York Stock Exchange under the symbol "GNW Pr E." Neither the Treasury Units nor the notes will initially be listed, but if they are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we will endeavor to cause the Treasury Units and the notes to be listed on the exchange on which the Corporate Units are listed.

Condition on the Offering of the Equity Units

        The offering of the Equity Units is conditioned upon the completion of this offering and the concurrent offering of our Class A Common Stock and this offering is conditioned upon the completion of the offering of the Equity Units and the concurrent offering of our Class A Common Stock.

Accounting Treatment

        The fair value of the Corporate Units we issue to GEFAHI will be recorded in our financial statements based on an allocation between the purchase contracts and the notes in proportion to their respective fair market values. The present value of the contract adjustment payments on the purchase contracts will be recorded as a liability and a reduction of stockholders' equity. This liability increases over three years by interest charges to the statement of earnings based on a constant rate calculation. Contract adjustment payments paid on the purchase contracts will reduce this liability.

        The purchase contracts are forward transactions in our Class A Common Stock. Upon settlement of each stock purchase contract, we will receive $25 for the purchase contract and will issue the requisite number of shares of our Class A Common Stock. The $25 that we receive will increase stockholders' equity.

        Before the issuance of our Class A Common Stock upon settlement of the purchase contracts, the purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our Class A Common Stock used in calculating diluted earnings per share (based on the settlement rate applied at the end of the reporting period) will be deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts at such time over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our Class A Common Stock is above the threshold appreciation price of $         .

Description of Certain Indebtedness

        In this description, the words "we," "us" and "our" refer only to Genworth and not to any of its subsidiaries.

Short-term Intercompany Note

        As part of the consideration for the assets to be transferred to us in connection with our corporate reorganization, we will issue to GEFAHI the $2.4 billion Short-term Intercompany Note that matures on            , 2004.

Contingent Note

        As part of the consideration for the assets to be transferred to us in connection with our corporate reorganization, we will issue to GEFAHI the $550 million Contingent Note, which is a non-interest-bearing note that matures on the first anniversary of the completion of this offering. The Contingent Note will be a general unsecured obligation of our company and will be subordinated in right of payment to all of our existing and future senior indebtedness. The note will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend. The release of these reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings, including both insurance subsidiary financial strength ratings and our senior unsecured debt credit ratings. We will be required to use reasonable best efforts to obtain all regulatory approvals that are required for our principal U.S. mortgage insurance subsidiary to release statutory contingency reserves and declare and pay a dividend to us to satisfy the repayment of the Contingent Note. Once we have obtained the required regulatory approvals and rating agency affirmations, GEFAHI has the right to require repayment of the note prior to the first anniversary of the completion of this offering. If regulatory approval has been obtained by the first anniversary date, but our financial ratings have not been affirmed, the Contingent Note will be extended for a period up to 12 months from the first anniversary date, if necessary, to obtain rating agency affirmation. We will be required to repay on the first anniversary date the portion of the principal amount of the Contingent Note for which we have received the required regulatory approvals and rating agency affirmations. If rating agency affirmation of our financial ratings is not obtained in respect of the unpaid principal balance of the Contingent Note during the extended period, the unpaid balance of the Contingent Note will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution.

Short-term Credit Facility

        Prior to the completion of this offering, we will enter into a $2.4 billion 180-day credit facility with a syndicate of banks. We intend to borrow the entire amount available under that facility upon the completion of this offering to repay the $2.4 billion Short-term Intercompany Note. We intend to repay the lenders under this facility with net proceeds from the issuance of senior notes and commercial paper, both of which we intend to complete shortly after the completion of this offering. This facility bears interest based upon, at our option, (1) the prime rate or (2) the Eurodollar rate, plus a margin of 0.30%.

New Senior Notes

        Shortly after the completion of this offering, we intend to offer an aggregate principal amount of approximately $1.9 billion of senior notes in a public offering. The senior notes offering will be made pursuant to a separate prospectus. We will issue the senior notes in multiple series of varying maturities.

        The senior notes will be unsecured obligations of Genworth, equal in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Genworth and senior in right of payment to any future subordinated indebtedness of Genworth. The senior notes will not be convertible into any other security or be entitled to the benefit of any sinking fund.

        Certain tranches of the senior notes will be redeemable prior to maturity at our option at redemption prices reflecting make-whole premiums determined by reference to comparable U.S. Treasury securities, but in no event at redemption prices less than par.

        The senior notes indenture will contain covenants that, among other things, will restrict our ability to engage in mergers, consolidations and transfers of substantially all of our assets. The senior notes indenture will also include various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the senior notes, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

        We intend to apply the net proceeds from the offering of senior notes to the repayment of the short-term credit facility.

        Some of the lenders under the short-term credit facility will be affiliates of the underwriters for the offering of senior notes. Because more than 10% of the net proceeds of the offering of senior notes, not including underwriting compensation, will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the offering of senior notes, that offering will be conducted in compliance with Rule 2710(h) of the NASD.

Commercial Paper Facility

        Shortly after the completion of this offering, we intend to establish a $1 billion principal amount at maturity commercial paper program and to issue approximately $500 million principal amount at maturity in commercial paper from that program. We intend to apply the net proceeds from the issuance of commercial paper to the repayment of the short-term credit facility. Issuance of commercial paper will be subject to GE's right as the holder of the Class B Common Stock to approve our incurrence of debt in excess of $700 million outstanding at any one time. See "Description of Capital Stock—Approval Rights of Holders of Class B Common Stock."

New Credit Facilities

        Prior to the completion of this offering, we will enter into two revolving credit facilities, each with a syndicate of banks and each with JPMorgan Chase Bank and Bank of America, N.A. acting as co-administrative agents. One of these is a $1 billion five-year revolving credit facility, and the other is a $1 billion 364-day revolving credit facility. Both revolving credit facilities are unsecured.

        The five-year facility bears interest based upon, at our option, (1) the prime rate or (2) the Eurodollar rate, plus a margin of 0.17% to 0.60%. The 364-day facility bears interest based upon, at our option, (1) the prime rate or (2) the Eurodollar rate, plus a margin of 0.19% to 0.625%. In each case, the margin is determined based upon our senior, unsecured long-term debt rating.

        Each facility requires us to maintain stockholders' interest, excluding accumulated non-owner changes in stockholders' interest, at the end of each fiscal quarter, that exceeds the sum of (1) $6.9 billion and (2) 40% of our consolidated net income for each completed fiscal year ending on or prior to the end of such fiscal quarter (without any deductions for any fiscal year as to which there is a consolidated net loss). Each facility also limits our ability to create liens on our assets, enter into mergers and consolidations and enter into certain transactions with our affiliates.

        Events of default under each facility include (1) the acquisition of more than 50% of our common stock by any person or group (other than GE), and (2) the occupation of a majority of the seats on our board of directors by persons who were neither nominated by our board of directors or by GE or appointed by directors so nominated.

        Our ability to borrow under these facilities will be subject to GE's right as the holder of the Class B Common Stock to approve our incurrence of debt in excess of $700 million outstanding at any one time. See "Description of Capital Stock—Approval Rights of Holders of Class B Common Stock."

Yen Notes

        In June 2001, GEFAHI sold ¥60 billion of 1.6% notes due June 20, 2011 in a public offering. These notes were issued under an indenture dated June 26, 2001 between GEFAHI and The Chase Manhattan Bank, as Trustee. Pursuant to the terms of the indenture, we will assume all obligations under the indenture and these notes in connection with our corporate reorganization and the transfer of substantially all of GEFAHI's assets to us. GEFAHI will be released from all its obligations under the indenture and the notes.

        These existing senior notes constitute unsecured senior indebtedness and are senior in right of payment to all our existing and future subordinated indebtedness. The notes are not subject to redemption prior to maturity or to any sinking fund, except that the notes are redeemable as a result of certain changes in the tax laws of the U.S. The indenture contains covenants that, among other things, will restrict our ability to engage in mergers, consolidations and transfers of substantially all of our assets.

        We have entered into arrangements with Morgan Stanley Derivative Products Inc. to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum.

Shares Eligible for Future Sale

        Sales of substantial amounts of our common stock in the public market after our initial public offering or the perception that such sales could occur could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us. We can make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. The Class A Common Stock has been approved for listing on The New York Stock Exchange under the symbol "GNW." The Class B Common Stock will not be listed on any stock exchange.

Sale of Restricted Shares

        Upon completion of this offering and the concurrent offerings, we will have outstanding 145.0 million shares of Class A Common Stock and 344.5 million shares of Class B Common Stock (assuming the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is not exercised). All the shares of Class A Common Stock sold in the concurrent offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by or owned by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Shares held by affiliates may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from registration, including, among others, the exemption provided by Rule 144 under the Securities Act of 1933. Approximately 957,752 shares of our Class A Common Stock and 344.5 million shares of our Class B Common Stock will be beneficially owned by our officers, directors and other affiliates immediately after the completion of this offering.

        Upon completion of this offering and the concurrent offerings, GE will beneficially own approximately 70% of our outstanding common stock (consisting of 100% of our outstanding shares of Class B Common Stock and no shares of Class A Common Stock), if the underwriters' over-allotment option in the concurrent offering of Class A Common Stock is not exercised. This offering, together with the concurrent offerings, is the first step in GE's plan to dispose of more than 50% by value of its interest in us. GE's transfer of assets to us has been structured to qualify for the election under section 338 of the Internal Revenue Code, and GE has received a ruling from the IRS that the transfer will qualify for that election provided that certain conditions are met. Among those conditions is that GE must complete its disposition of more than 50% by value of its interest in Genworth within two years after the completion of this offering. GE has informed us that its failure to satisfy this condition and to qualify for the tax election would result both in significant additional tax liability for GE and in elimination of the section 338 benefit (and our associated liability) that is the subject of the Tax Matters Agreement, as discussed under "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement." Accordingly, GE has informed us that it fully intends to and expects to meet this condition and has adopted a Plan of Divestiture under which, among other things, it will effect the divestiture of our stock. Although GE currently expects this divestiture to be effected through one or more additional public offerings of our common stock, if for any reason those additional public offerings are not completed or are not expected to satisfy the divestiture condition of the tax ruling and as called for in the Plan of Divestiture or if GE for any other reason decides to pursue an alternative method of disposition, GE has informed us that it intends to implement alternative methods to divest of our common stock in order to carry out the Plan of Divestiture and satisfy the ruling condition.

        We are unable to predict whether significant numbers of shares will be sold in the open market or otherwise in anticipation of or following any sales of our shares by GE.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned for at least one year shares of common stock that are restricted securities would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, or 4,895,281 shares of common stock immediately after this offering and the concurrent offerings; or

  •
  the average weekly trading volume of the common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain restrictions on the manner of sale, certain notice requirements, and the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares immediately after the date of this prospectus without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

        We, our executive officers and directors and GEFAHI have agreed with the underwriters pursuant to lock-up agreements that, subject to limited exceptions described in "Underwriters," for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. The underwriters do not have any present intention or arrangement to release any shares of common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Registration Rights

        As described in "Arrangements Between GE and Our Company—Relationship with GE—Registration Rights Agreement," we will enter into a registration rights agreement with GE. We do not have any other contractual obligations to register our common stock.

Certain United States Federal Income Tax Consequences

        This section summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of Series A Preferred Stock and, to a limited extent, certain U.S. federal estate tax consequences to Non-U.S. Holders (as defined below). This summary deals only with Series A Preferred Stock that are held as capital assets by holders that purchase Series A Preferred Stock upon this offering at their issue price. This summary does not describe all the U.S. federal income tax consequences that may be relevant to the holder in light of its particular circumstances or to holders subject to special rules, such as:

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  dealers and certain traders in securities or currencies,

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  banks, regulated investment companies, real estate investment trusts, and financial institutions,

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  insurance companies,

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  tax-exempt organizations,

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  persons holding Series A Preferred Stock as part of a "straddle," "hedge," "conversion" or similar transaction, or

  •
  a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. Dollar.

In addition, this summary does not address alternative minimum taxes or state, local or foreign taxes.

        This section is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein, possibly with retroactive effect.

        Please consult your own tax advisor concerning the tax consequences of purchasing, owning and disposing of Series A Preferred Stock in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

U.S. Holders

        This subsection describes certain material U.S. income tax consequences to a U.S. Holder. You are a "U.S. Holder" if you are a beneficial owner of Series A Preferred Stock and you are:

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  an individual who is a citizen or resident of the United States;

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  a U.S. domestic corporation;

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  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds Series A Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Series A Preferred Stock, you should consult your tax advisors.

        If you are not a U.S. Holder, this subsection does not apply to you and you should refer to "Non-U.S. Holders," below.

Distributions

        Distributions on our Series A Preferred Stock that are paid out of our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, will generally constitute dividends taxable as ordinary income. In the case of a holder of the stock that is an individual, dividend income (provided that certain holding period requirements are met) should generally be subject to U.S. federal income tax at a maximum rate of 15%.

        To the extent that the amount of any distribution exceeds the recipient's share of our current and accumulated earnings and profits, the excess will not constitute dividends but will instead be treated first as a tax-free return of capital, to the extent of the holder's adjusted basis in the holder's stock (with a corresponding reduction in such basis), and thereafter as capital gain. The capital gain (or loss) recognized by a holder will generally be long-term capital gain (or loss) if the holder has held the stock for more than one year. In the case of a holder that is an individual, long-term capital gains should generally be subject to U.S. federal income tax at a maximum rate of 15%. The claim of a deduction in respect of a capital loss for U.S. federal income tax purposes is subject to limitations.

Dividends Received Deduction

        Dividends paid to corporate shareholders on our Series A Preferred Stock should be eligible for the dividends received deduction provided by section 243(a)(1) of the Code. This deduction is currently equal to 70% of the amount of any such distribution. The deduction is available only with respect to stock held for more than 45 days (or 90 days in the case of a dividend attributable to periods in excess of 366 days), including the day of disposition but excluding the date of acquisition or any day that is more than 45 (or 90) days after the date on which the stock becomes ex dividend. The length of time that a corporate holder is deemed to have held its stock for these purposes is reduced for periods during which the holder's risk of loss with respect to the stock is diminished by the existence of certain options, contracts to sell, short sales or other similar transactions.

        In certain circumstances, if the law changes regarding the dividends received deduction, we will be required to make additional payments to corporate holders of our Series A Preferred Stock. See "Description of Series A Preferred Stock—Additional Dividends in Respect of Certain Legislation Affecting the DRD."

        The benefit of the dividends received deduction to a corporate holder of our Series A Preferred Stock may be effectively reduced or eliminated by operation of the "extraordinary dividend" provisions of section 1059 of the Code, which require the U.S. corporate recipient to reduce its adjusted tax basis in its stock by the amount excluded from income as a result of the dividends received deduction. The excess of the excluded amount over basis may be treated as gain. A dividend may be treated as "extraordinary" if (1) it equals or exceeds 5% of the holder's adjusted tax basis in the stock (reduced for this purpose by the non-taxed portion of any prior extraordinary dividend), treating all dividends having ex dividend dates within an 85-day period as one dividend, or (2) it exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex dividend dates within a 365-day period as one dividend.

        In addition, the dividends received deduction is reduced or eliminated for a U.S. corporate recipient that has indebtedness "directly attributable" to its investment in its Series A Preferred Stock or fails to meet special holding period requirements. However, such indebtedness does not include indebtedness to a depository institution attributable to deposits received in the ordinary course of its business.

Redemption or Disposition

        The redemption of the Series A Preferred Stock will be a taxable event. Such redemption may be taxed as a dividend unless the redemption (i) results in a "complete termination" of the holder's stock interest in us (under section 302(b)(3) of the Code), (ii) results in a "substantially disproportionate" redemption of stock with respect to the holder (under section 302(b)(2) of the Code) or (iii) is "not essentially equivalent to a dividend" with respect to the holder (under section 302(b)(1) of the Code). In determining whether the redemption is subject to tax as a dividend, the holder must take into account not only the stock the holder actually owns but also stock that the holder constructively owns within the meaning of section 318 of the Code. For this purpose, the holder is deemed to own any shares of our stock that are owned, or deemed owned, by certain related persons and entities, as well as any shares that the holder or a related person or entity has the right to acquire by exercise of an option. A distribution to a U.S. Holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in us.

        If the redemption of the Series A Preferred Stock is not subject to tax as a dividend, the redemption will generally result in capital gain or loss to the holder, in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the stock redeemed. The amount realized by a U.S. Holder will be the amount of cash received in the redemption (other than cash received with respect to declared dividends).

        A holder that sells or otherwise disposes of shares of our Series A Preferred Stock in a taxable disposition will generally recognize capital gain or loss equal to the difference between the amount of cash received on such sale or other disposition and the holder's adjusted tax basis in the shares sold or disposed of.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of dividends, premium and proceeds of sales of the Series A Preferred Stock to U.S. Holders that are not exempt recipients (such as corporations). A backup withholding tax, currently at a rate of 28%, will apply to such payments if the U.S. Holder (i) fails to provide to us or our payment agent a taxpayer identification number, (ii) furnishes an incorrect taxpayer identification number, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Non-U.S. Holders

        The following is a general discussion of the material U.S. federal income and estate tax consequences to Non-U.S. Holders of their acquisition, ownership and disposition of our Series A Preferred Stock. A "Non-U.S. Holder" is an individual, corporation, trust or estate that is a beneficial owner of the Series A Preferred Stock, holds such stock as a capital asset and is not a U.S. Holder. Because U.S. federal income tax law and U.S. federal estate tax law use different tests to determine whether an individual is a "non-resident alien," an individual may be a "Non-U.S. Holder" for purposes of one such tax but not the other.

U.S. Trade or Business Income

        For purposes of the discussion below, dividends on our Series A Preferred Stock and gains on the sale, exchange or other taxable disposition of such stock will be considered "U.S. trade or business income" to a Non-U.S. Holder if such dividends or gains are:

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  effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business; or

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  in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Moreover, U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional tax—the "branch profits tax"—at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Dividends

        Dividends paid to a Non-U.S. Holder of our Series A Preferred Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). However, if such dividends are U.S. trade or business income, they are not subject to withholding, provided the Non-U.S. Holder provides the certification described below.

        In order to secure an exemption from withholding or a reduction in the rate of withholding, a Non-U.S. Holder must provide to us or our payment agent, prior to payment of the affected dividends, a properly executed IRS form and must periodically update the information supplied on such form. In the case of a claimed exemption by reason of U.S. trade or business income, the required form is IRS Form W-8ECI (or any successor form specified by the IRS). In the case of a claimed exemption from or reduction in the rate of withholding on the grounds of an applicable income tax treaty, the required form is IRS Form W-8BEN (or any successor form specified by the IRS). A Non-U.S. Holder that claims benefits under an applicable tax treaty may also be required, in certain circumstances, to (a) obtain and to provide to us or our payment agent a U.S. taxpayer identification number and/or (b) demonstrate residence in a foreign jurisdiction by providing documentation issued by the government of such jurisdiction. Also, applicable Treasury regulations require special procedures for payments through qualified intermediaries.

Redemption or Disposition

        Except as described below and under the foregoing discussion concerning backup withholding, gain realized by a Non-U.S. Holder on the redemption or disposition of our Series A Preferred Stock generally will not be subject to U.S. federal income tax or withholding, unless:

  •
  the distribution may be taxable as a dividend, as described under "Non-U.S. Holders—Dividends;"

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  the gain is U.S. trade or business income;

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  subject to certain exceptions, the Non-U.S. Holder is an individual who holds our Series A Preferred Stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

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  we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our Series A Preferred Stock and the Non-U.S. Holder's holding period for our Series A Preferred Stock, and the Non-U.S. Holder does not fall within a de minimis exemption.

We believe that we have not been and are not currently a U.S. real property holding corporation, and we do not anticipate becoming such an entity in the future. However, we can give no assurance that we will not become U.S. real property holding corporation. Accordingly, Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our Series A Preferred Stock.

Federal Estate Taxes

        Series A Preferred Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

        We must provide annual information returns to the IRS and to each Non-U.S. Holder concerning any dividend that has been paid to such Non-U.S. Holder. In addition, a specific treaty or other agreement may require that copies of these information returns be made available to the tax authorities of the foreign jurisdiction in which the Non-U.S. Holder resides. Treasury regulations provide that backup withholding (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on our Series A Preferred Stock, provided that the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, and provided that neither we nor our payment agent have actual knowledge, or reason to know, that the purported Non-U.S. Holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied.

        The payment of the gross proceeds of the sale, exchange or other disposition of our Series A Preferred Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, and provided that the broker does not have actual knowledge, or reason to know, that the purported Non-U.S. Holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds of the sale, exchange or other disposition of our Series A Preferred Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S.-related person"). In the case of the payment of the gross proceeds of the sale, exchange or other disposition of our Series A Preferred Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, Treasury regulations do not require backup withholding but do require information reporting on the payment unless the broker, prior to payment (a) has documentary evidence in its files that the owner is a Non-U.S. Holder, and (b) has no knowledge, or reason to know, to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

        THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL AND ESTATE INCOME TAX CONSEQUENCES IS GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT THAT INVESTOR'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF OUR SERIES A PREFERRED STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

Underwriters

        Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and GEFAHI, the selling stockholder, has agreed to sell to them, severally, the number of shares of Series A Preferred Stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.

Total	2,000,000

        Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are the joint book-running managers of this offering.

        The underwriters are offering the shares of Series A Preferred Stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series A Preferred Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. These conditions include a condition that the offerings of our Class A Common Stock and Equity Units be consummated concurrently with this offering. The underwriters are obligated to take and pay for all of the shares of Series A Preferred Stock offered by this prospectus if any such shares are taken.

        The underwriters initially propose to offer part of the shares of Series A Preferred Stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            a share to other underwriters or to certain dealers. After the initial offering of the shares of Series A Preferred Stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The underwriting discounts and commissions will be determined by negotiations among the selling stockholder and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses are approximately $            , which includes legal, accounting and printing costs and various other fees associated with registering the Series A Preferred Stock. All offering expenses will be payable by GE.

        The Series A Preferred Stock is a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Series A Preferred Stock but are not obligated to do so and may discontinue any such market making at any time without notice. We can provide no assurance as to the liquidity of any trading market for the Series A Preferred Stock.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

        In order to facilitate the offering of the Series A Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a "naked" short position for their own account. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Series A Preferred Stock in the open market to stabilize the price of the Series A Preferred Stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series A Preferred Stock in the offering, if the syndicate repurchases previously distributed Series A Preferred Stock to cover syndicate short positions or to stabilize the price of the Series A Preferred Stock. These activities may raise or maintain the market price of the Series A Preferred Stock above independent market levels or prevent or retard a decline in the market price of the Series A Preferred Stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

        Shares of the Series A Preferred Stock may not be offered or sold into the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses (or in other circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995), and any invitation or inducement to engage in investment activity (within the meaning of section 21(1) of the Financial Services and Markets Act 2000 (the "FSMA")) in connection with the issue or sale of shares of the Series A Preferred Stock may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply. All applicable provisions of the Public Offers of Securities Regulations 1995 and the FSMA must be complied with in respect of anything done to shares of the Series A Preferred Stock in, from or otherwise involving the United Kingdom.

        Neither we nor the selling stockholder has authorized any offer of the Series A Preferred Stock to the public in Belgium. The offering is exclusively conducted under applicable private placement exemptions and, therefore, it has not been notified to, and the prospectus or any other offering material relating to the Series A Preferred Stock has not been approved by, the Belgium Banking and Finance Commission (Commission Bancaire et Financière/Commissie voor het Bank- en Financiewezen). Accordingly, the offering may not be advertised and no offers, sales, resales, transfers or deliveries of the Series A Preferred Stock or any distributions of the prospectus or any other offering material relating to the Series A Preferred Stock may be made directly or indirectly, to any individual or legal entity in Belgium other than: (1) investors required to invest a minimum of €250,000 (per investor and per transaction); (2) institutional investors as defined in Article 3, 2, of Belgian Royal Decree of 7 July 1999 on the public character of financial transactions, acting for their own account; and (3) persons for which the acquisition of the Series A Preferred Stock subject to the offering is necessary to enable them to exercise their professional activity.

        The shares of Series A Preferred Stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares of Series A Preferred Stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        The shares of Series A Preferred Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except: (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

        The shares of Series A Preferred Stock may not be offered, transferred or sold in the Netherlands to any person other than to natural or legal persons who trade or invest in securities in the conduct of their profession or trade within the meaning of section 2 of the Exemption Regulation pursuant to The Netherlands Securities Market Supervision Act 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, central governments, large international and supernational institutions, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest in securities in the conduct of a business or a profession.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Relationships with Underwriters

        The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates, including GE and the selling stockholder, for which they have received and may continue to receive customary fees and commissions. Certain underwriters in this offering will participate in the concurrent offerings of Class A Common Stock and Equity Units as well as the subsequent offering of the new senior notes.

        In addition, William Street Commitment Corporation, an affiliate of Goldman, Sachs & Co., and Morgan Stanley Bank, an affiliate of Morgan Stanley & Co. Incorporated, will be among the managing agents under the new $1.0 billion 364-day revolving credit facility and $1.0 billion 5-year revolving credit facility to be entered into prior to the completion of this offering and each will commit, as lenders, an aggregate of $150 million to these facilities. Furthermore, each of Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, and Goldman Sachs Credit Partners, L.P., an affiliate of Goldman, Sachs & Co., will commit, as lenders, $480 million to the new $2.4 billion 180-day revolving credit facility to be entered into prior to the completion of this offering. We believe that the fees and commissions that will be payable in respect of participation in the credit facilities will be customary for borrowers with a credit profile similar to ours, for a similar-size financing and for borrowers in our industry.

Legal Matters

        The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

        The combined financial statements and schedule for Genworth Financial, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in accounting for variable interest entities in 2003, goodwill and other intangible assets in 2002, and derivative instruments and hedging activities in 2001.

        The statement of financial position of Genworth Financial, Inc. as of December 31, 2003 has been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Additional Information

        We have filed with the SEC a registration statement on Form S-1 with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

        You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholder, nor the underwriters, have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the sale of these securities.

        WHEN THE TRANSACTIONS REFERRED TO IN NOTE 1 OF THE NOTES TO THE COMBINED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                      /s/ KPMG LLP

Independent Auditors' Report

The Board of Directors
Genworth Financial, Inc.:

        We have audited the accompanying combined statement of financial position of Genworth Financial, Inc. (the "Company") as of December 31, 2003 and 2002, and the related combined statements of earnings, stockholder's interest, and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Genworth Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 2 to the combined financial statements, the Company changed its method of accounting for variable interest entities in 2003, its method of accounting for goodwill and other intangible assets in 2002, and its method of accounting for derivative instruments and hedging activities in 2001.

Richmond, Virginia
February 6, 2004, except as to
note 1, which is as of                        , 2004

Genworth Financial, Inc.

Combined Statement of Earnings

(Dollar amounts in millions, except per share amounts)

	Years Ended December 31,
	2003	2002	2001
Revenues:
Premiums	$6,703	$6,107	$6,012
Net investment income	4,015	3,979	3,895
Net realized investment gains	10	204	201
Policy fees and other income	943	939	993

Total revenues	11,671	11,229	11,101

Benefits and expenses:
Benefits and other changes in policy reserves	5,232	4,640	4,474
Interest credited	1,624	1,645	1,620
Underwriting, acquisition, and insurance expenses, net of deferrals	1,942	1,808	1,823
Amortization of deferred acquisition costs and intangibles	1,351	1,221	1,237
Interest expense	140	124	126

Total benefits and expenses	10,289	9,438	9,280

Earnings from continuing operations before income taxes and accounting changes	1,382	1,791	1,821
Provision for income taxes	413	411	590

Net earnings from continuing operations before accounting changes	969	1,380	1,231
Net earnings (loss) from discontinued operations	186	(206)	180
Loss on sale of discontinued operations	(74)	—	—

Net earnings before accounting changes	1,081	1,174	1,411
Cumulative effect of accounting changes, net of taxes	—	—	(15)

Net earnings	$1,081	$1,174	$1,396

Pro forma earnings per share (see Note 1)	$2.21

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Financial Position

(Dollar amounts in millions)

	December 31,
	2003	2002
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$65,485	$60,797
Equity securities available-for-sale, at fair value	600	1,295
Mortgage and other loans, net of valuation allowance of $50 and $45	6,114	5,302
Policy loans	1,105	983
Short-term investments	531	833
Restricted investments held by securitization entities	1,069	—
Other invested assets	3,789	2,870

Total investments	78,693	72,080
Cash and cash equivalents	1,982	1,569
Accrued investment income	1,247	1,245
Deferred acquisition costs	5,788	5,332
Intangible assets	1,346	1,592
Goodwill	1,728	1,702
Reinsurance recoverable	2,334	2,202
Other assets ($65 and $0 restricted in securitization entities)	2,069	2,073
Separate account assets	8,244	7,484
Assets associated with discontinued operations	—	22,078

Total assets	$103,431	$117,357

Liabilities and Stockholder's Interest
Liabilities:
Future annuity and contract benefits	$59,257	$56,538
Liability for policy and contract claims	3,207	3,014
Unearned premiums	3,616	3,007
Other policyholder liabilities	465	636
Other liabilities	7,051	6,504
Non-recourse funding obligations	600	—
Short-term borrowings	2,239	1,850
Long-term borrowings	529	472
Deferred income taxes	1,405	1,088
Borrowings related to securitization entities	1,018	—
Separate account liabilities	8,244	7,484
Liabilities associated with discontinued operations	—	20,012

Total liabilities	87,631	100,605

Commitments and contingencies
Stockholder's interest:
Paid-in capital	8,377	8,079

Accumulated nonowner changes in stockholder's interest
Net unrealized investment gains	1,518	1,218
Derivatives qualifying as hedges	(5)	(98)
Foreign currency translation adjustments	159	(285)

Total accumulated nonowner changes in stockholder's interest	1,672	835
Retained earnings	5,751	7,838

Total stockholder's interest	15,800	16,752

Total liabilities and stockholder's interest	$103,431	$117,357

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Stockholder's Interest

(Dollar amounts in millions)

	Paid-in capital	Accumulated nonowner changes in stockholder's interest	Retained earnings	Total stockholder's interest
Balances at January 1, 2001	$7,941	$(424)	$5,470	$12,987

Changes other than transactions with stockholder:
Net earnings	—	—	1,396	1,396
Net unrealized gains (losses) on investment securities	—	(55)	—	(55)
Cumulative effect on adoption of SFAS 133	—	(351)	—	(351)
Derivatives qualifying as hedges	—	183	—	183
Foreign currency translation adjustments	—	(17)	—	(17)

Total changes other than transactions with stockholder	—	—	—	1,156
Contributed capital	53	—	—	53
Dividends declared	—	—	(31)	(31)

Balances at December 31, 2001	7,994	(664)	6,835	14,165

Changes other than transactions with stockholder:
Net earnings	—	—	1,174	1,174
Net unrealized gains (losses) on investment securities	—	1,514	—	1,514
Derivatives qualifying as hedges	—	70	—	70
Foreign currency translation adjustments	—	(85)	—	(85)

Total changes other than transactions with stockholder	—	—	—	2,673
Contributed capital	85	—	—	85
Dividends declared	—	—	(171)	(171)

Balances at December 31, 2002	8,079	835	7,838	16,752

Changes other than transactions with stockholder:
Net earnings	—	—	1,081	1,081
Net unrealized gains (losses) on investment securities	—	300	—	300
Derivatives qualifying as hedges	—	93	—	93
Foreign currency translation adjustments	—	444	—	444

Total changes other than transactions with stockholder	—	—	—	1,918
Contributed capital	298	—	—	298
Dividends declared	—	—	(3,168)	(3,168)

Balances at December 31, 2003	$8,377	$1,672	$5,751	$15,800

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Cash Flows

(Dollar amounts in millions)

	Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net earnings	$1,081	$1,174	$1,396
Adjustments to reconcile net earnings to net cash provided by operating activities:
Accretion (amortization) of investment discounts and premiums	18	(5)	(70)
Net realized investment gains	(10)	(204)	(201)
Charges assessed to policyholders	(295)	(198)	(312)
Acquisition costs deferred	(1,758)	(1,906)	(1,721)
Amortization of deferred acquisition costs and intangibles	1,351	1,221	1,237
Deferred income taxes	(63)	(55)	307
Corporate overhead allocation	36	31	27
Cumulative effect of accounting changes, net of taxes	—	—	15
Net (earnings) loss from discontinued operations	(186)	206	(180)
Net loss from sale of discontinued operations	74	—	—
Change in certain assets and liabilities:
Accrued investment income and other assets	(136)	(223)	33
Insurance reserves	3,105	3,218	2,403
Other liabilities and other policy-related balances	499	1,624	(705)

Cash provided by operating activities	3,716	4,883	2,229

Cash flows from investing activities:
Proceeds from maturities and repayments of investments:
Fixed maturities	8,198	5,999	4,827
Mortgage, policy and other loans	1,711	533	979
Other invested assets	73	9	4
Proceeds from sales and securitizations of investments:
Fixed maturities and equity securities	16,253	22,266	18,428
Other invested assets	110	74	158
Purchases and originations of investments:
Fixed maturities and equity securities	(26,597)	(33,004)	(30,133)
Mortgage, policy and other loans	(2,653)	(1,438)	(1,100)
Other invested assets	(248)	(236)	(202)
Dividends received from discontinued operations	495	62	—
Payments for businesses purchased, net of cash acquired	44	(61)	(90)
Proceeds from sale of discontinued operations	1,631	—	—
Short-term investment activity, net	302	(729)	61

Cash used in investing activities	(681)	(6,525)	(7,068)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	8,262	9,749	10,507
Redemption and benefit payments on investment contracts	(8,994)	(7,279)	(5,882)
Proceeds from short-term borrowings	1,300	2,747	2,834
Payments on short-term borrowings	(927)	(3,036)	(2,794)
Proceeds from non-recourse funding obligations	600	—	—
Proceeds from long-term borrowings	—	—	488
Net commercial paper borrowings (repayments)	16	212	(551)
Dividend paid to stockholder	(3,232)	(132)	(6)
Capital contribution received from stockholder	261	32	31

Cash (used in) provided by financing activities	(2,714)	2,293	4,627

Effect of exchange rate changes on cash and cash equivalents	92	37	26

Net increase (decrease) in cash and cash equivalents	413	688	(186)
Cash and cash equivalents at beginning of year	1,569	881	1,067

Cash and cash equivalents at end of year	$1,982	$1,569	$881

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Notes to Combined Financial Statements

Years Ended December 31, 2003, 2002 and 2001

(1)    Formation of Genworth and Basis of Presentation

        Genworth Financial, Inc. ("Genworth") was incorporated in Delaware on October 23, 2003 in preparation for the corporate reorganization of certain insurance and related subsidiaries of General Electric Company ("GE") and a public offering of Genworth common stock. Genworth is a wholly-owned subsidiary of GE Financial Assurance Holdings, Inc. ("GEFAHI"). GEFAHI is an indirect subsidiary of General Electric Capital Corporation ("GE Capital"), which in turn is an indirect subsidiary of GE. GEFAHI is a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. Immediately prior to the completion of the offering, Genworth acquired substantially all of the assets and liabilities of GEFAHI. At the same time, Genworth also acquired certain other insurance businesses currently owned by other GE subsidiaries. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer, and mortgage contract underwriting.

        In consideration for the assets and liabilities Genworth acquired in connection with the corporate reorganization, Genworth issued to GEFAHI 489.5 million shares of its Class B Common Stock, $600 million of its Equity Units, $100 million of its Series A cumulative preferred stock, which is mandatorily redeemable, a $2.4 billion short-term note, and a $550 million contingent non-interest-bearing note that matures on the first anniversary of the completion of the offering and will be repaid solely to the extent that statutory contingency reserves from Genworth's mortgage insurance business in excess of $150 million are released and paid to Genworth as a dividend after the date of the offering. The liabilities Genworth assumed included ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE or when GE no longer beneficially owns at least 10% of our outstanding common stock. As a result, all the shares of common stock offered in Genworth's initial public offering consist of Class A Common Stock. Genworth's capital structure immediately following the completion of its corporate reorganization will consist of the securities described above, together with the non-recourse funding obligations described in note 14 and the borrowings associated with the securitization entities described in note 2.

        The accompanying combined financial statements include the accounts of certain indirect subsidiaries and businesses of GE that represent the predecessor of Genworth. The companies and business included in the predecessor combined financial statements are GEFAHI, Financial Insurance Company Ltd., FIG Ireland Ltd., WorldCover Direct Ltd., RD Plus S.A., CFI Administrators Ltd., Financial Assurance Company Ltd., Financial Insurance Group Services Ltd., Consolidated Insurance Group Ltd., Viking Insurance Co., Ltd., GE Mortgage Insurance Ltd., GE Mortgage Insurance Pty Ltd., GE Mortgage Insurance (Guernsey) Ltd., GE Capital Mortgage Insurance Company Canada, GE Capital Mortgage Insurance Corp. (Australia) Pty Ltd., The Terra Financial Companies, Ltd., GE Capital Insurance Agency, Inc., CFI Pension Trustees Ltd., Financial Insurance Guernsey PCC Ltd., GE Financial Assurance Compania De Seguros y Reaseguros de Vida S.A., GE Financial Insurance Compania De Seguros y Reaseguros de Vida S.A. and GE Residential Connections Corp., and the consumer protection insurance business of Vie Plus S.A. All of the combined companies and Vie Plus S.A. are indirect subsidiaries of GE. We refer to the combined predecessor companies and business as the "Company", "we", "us", or "our" unless the context otherwise requires.

        Following completion of the corporate reorganization, as described above, Genworth has 489.5 million shares of common stock outstanding. Basic and diluted pro forma earnings per share were calculated by dividing historical net earnings for the year ended December 31, 2003 by 489.5 million pro forma basic shares outstanding and by 490 million pro forma diluted shares outstanding, respectively, assuming in each case, that these shares were outstanding as of December 31, 2003. Pro forma shares outstanding used in our calculation of pro forma diluted earnings per share increased due to additional shares of Class A Common Stock available under stock options, restricted stock units and stock appreciation rights and calculated based on the treasury stock method.

Pro forma earnings per share:
Basic
Net earnings from continuing operations	$1.98
Net earnings from discontinued operations	0.38
Loss on sale of discontinued operations	(0.15)

Basic earnings per share	$2.21

Diluted
Net earnings from continuing operations	$1.98
Net earnings from discontinued operations	0.38
Loss on sale of discontinued operations	(0.15)

Diluted earnings per share	$2.21

(2)    Summary of Significant Accounting Policies

        Our combined financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in combination.

  a) Nature of Business

        Directly and indirectly through our subsidiaries we sell a variety of insurance and investment-related products in the U.S. and internationally. We have five segments: (i) Protection, (ii) Retirement Income and Investments, (iii) Mortgage Insurance, (iv) Affinity, and (v) Corporate and Other. During 2003, we sold our Japanese life and domestic auto and homeowners' insurance businesses, which are shown as discontinued operations.

        Protection includes life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. Protection also includes European consumer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death.

        Retirement Income and Investments includes fixed, variable and income annuities, variable life insurance, asset management and specialized products, including guaranteed investment contracts ("GICs"), funding agreements and structured settlements.

        Mortgage Insurance includes mortgage insurance products offered in the U.S., Canada, Australia, and Europe that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages.

        Affinity includes life and health insurance and other financial products and services offered directly to consumers through affinity marketing arrangements with a variety of organizations, an institutional asset management business and several other small businesses that are not part of our core ongoing business.

        Corporate and Other includes net realized investment gains (losses), interest and other debt financing expenses that are incurred at our holding company level, unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), and the results of several small, non-core businesses that are managed outside our operating segments.

  b) Premiums

        For traditional long-duration insurance contracts (including guaranteed renewable term life, life contingent structured settlements and immediate annuities and long term care insurance), we report premiums as earned when due.

        For short-duration insurance contracts (including payment protection insurance), we report premiums as revenue over the terms of the related insurance policies on a pro-rata basis or in proportion to expected claims.

        For mortgage insurance contracts, we report premiums over the policy life in accordance with the expiration of risk.

        Premiums received under annuity contracts without significant mortality risk and premiums received on investment and universal life products are not reported as revenues but rather as deposits and are included in liabilities for future annuity and contract benefits.

  c) Net Investment Income and Net Realized Investment Gains and Losses

        Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification.

        Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method, used for mortgage-backed and asset-backed securities of high credit quality (ratings equal to or greater than AA or that are U.S. Agency backed) and cannot be contractually prepaid, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return. As of December 31, 2003, all our mortgage-backed and asset-backed securities that have had subsequent revisions in yield, cash flow or prepayment assumptions were accounted for under the retrospective method.

  d) Policy Fees and Other Income

        Policy fees and other income consists primarily of insurance charges assessed on universal life contracts, fees assessed against policyholder account values and commission income. Charges to policyholder accounts for universal life cost of insurance is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholder's account values and are recognized as revenue when charged. Policy surrender fees are recognized as income when the policy is surrendered. Consumer protection package dues are recognized as income over the membership period.

  e) Investment Securities

        We have designated all of our investment securities as available-for-sale and report them in our Combined Statement of Financial Position at fair value. We obtain values for actively traded securities from external pricing services. For infrequently traded securities, we obtain quotes from brokers, or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. Changes in the fair value of available-for-sale investments, net of the effect on deferred acquisition costs ("DAC"), present value of future profits ("PVFP") and deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated nonowner changes in stockholder's interest and, accordingly, have no effect on net income.

        We regularly review investment securities for impairment in accordance with our policy, which includes both quantitative and qualitative criteria. Quantitative measures include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks. The risks inherent in reviewing the impairment of any investment security include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or we may later decide to sell an investment security before it recovers in value as a result of changed circumstances. If we change our estimate to conclude that a decline in the value of an investment security is other than temporary, we will reflect a charge for the impairment in the period our estimate changes.

  f) Mortgage, Policy and Other Loans

        Mortgage, policy and other loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined on the basis of management's best estimate of probable losses, including specific allowances for known troubled loans, if any.

  g) Cash and Cash Equivalents

        Certificates of deposit, money market funds, and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Combined Statement of Financial Position and

Combined Statement of Cash Flows. Items with maturities greater than 90 days but less than one year at the time of acquisition are included in short-term investments.

  h) Securities Lending Activity

        We engage in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned. We maintain effective control over all loaned securities and, therefore, continue to report such securities as fixed maturities in the Combined Statement of Financial Position.

        Cash collateral received on securities lending transactions is invested in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral. Non-cash collateral, such as a security received by us, is not reflected in our assets in the Combined Statement of Financial Position as we have no right to sell or repledge the collateral. The fair value of collateral held and included in other invested assets was $3.0 billion and $2.2 billion at December 31, 2003 and 2002, respectively. We had no non-cash collateral at December 31, 2003 and 2002.

  i) Deferred Acquisition Costs (DAC)

        Acquisition costs include costs which vary with and are primarily related to the acquisition of insurance and investment contracts and consumer protection packages. Such costs are deferred and amortized as follows:

        Long-Duration Contracts—Acquisition costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Amortization for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions established when the contract or policy is issued about mortality, morbidity, lapse rates, expenses and future yield on related investments. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised.

        Short-Duration Contracts—Acquisition costs consist primarily of commissions and premium taxes and are amortized ratably over the terms of the underlying policies.

        Consumer Protection Packages—Acquisition costs, consisting of incremental direct, third party costs, as well as payroll and related costs for the portion of employees who are directly associated with direct-response advertising, are deferred when (1) the purpose of the advertising is to elicit sales to customers who can be shown to have responded specifically to the advertising, and (2) it is probable that future primary revenues from customers obtained through direct-response advertising will exceed the amount capitalized. Amortization of costs deferred is in proportion to the anticipated revenue to be recognized from club memberships specific to the deferrals, over the expected life of the applicable customer relationship, which varies by product. As of December 31, 2003, the average amortization period was approximately two years.

        We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

  j) Intangible Assets

        Present Value of Future Profits—In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC.

        We regularly review all of these assumptions and periodically test PVFP for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized PVFP for a line of business, a charge to income is recorded for additional PVFP amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized PVFP), a charge to income is recorded for additional PVFP amortization or for increased benefit reserves.

        Other Intangible Assets—We amortize the costs of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment at least annually based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested at least annually for impairment and written down to fair value as required.

  k) Goodwill

        As of January 1, 2002, we adopted Statement of Financial Accounting Standard (SFAS) 142, Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

        Before January 1, 2002, we amortized goodwill over our estimated period of benefit on a straight-line basis; we amortized other intangible assets on appropriate bases over their estimated lives. No amortization period exceeded 40 years. When an intangible asset's carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

  l) Reinsurance

        Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

  m) Separate Accounts

        The separate account assets represent funds for which the investment income and investment gains and losses accrue directly to the variable annuity contract holders and variable life policyholders. We assess mortality risk fees and administration charges on the variable mutual fund portfolios. The separate account assets are carried at fair value and are equal to the liabilities that represent the policyholders' equity in those assets.

  n) Future Annuity and Contract Benefits

        Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for life insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

  o) Liability for Policy and Contract Claims

        The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

        For our mortgage insurance policies, reserves are established for loans that are delinquent (including loans that are delinquent but have not yet been reported) by forecasting the percentage of delinquent loans where we will ultimately pay claims and the average claim that will be paid based on our historical experience.

        Management considers the liability for policy and contract claims provided to be satisfactory to cover the losses that have occurred. Management monitors actual experience, and where circumstances warrant, will revise its assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses greater or less than the liability for policy and contract claims provided.

  p) Income Taxes

        Our non-life insurance entities are included in the consolidated federal income tax return of GE. These entities are subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits. Our U.S. life insurance entities file a consolidated life insurance federal income tax return and are subject to a separate tax-sharing agreement, as approved by state insurance regulators, which also allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits. Intercompany balances are settled at least annually.

        Deferred federal and foreign taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

        With the exception of our Canadian subsidiary, we have not established any U.S. deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries. We have elected to permanently reinvest the earnings of our material foreign subsidiaries.

  q) Foreign Currency Translation

        The local currency is the functional currency of our foreign operations. The determination of the functional currency is made based on the appropriate economic and management indicators. The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the Combined Statement of Financial Position date. Revenue and expenses of the foreign operations are translated into U.S. dollars at the average rates of exchange prevailing during the year. Translation adjustments are included, net of tax, as a separate component of accumulated nonowner changes in stockholder's interest. Gains and losses arising from transactions denominated in a foreign currency are included in earnings.

  r) Accounting Changes

        We adopted FASB Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities on July 1, 2003.

        GE Capital, our indirect parent, provides credit and liquidity support to a funding conduit it sponsored, which exposes it to a majority of the risks and rewards of the conduit's activities and therefore makes GE Capital the primary beneficiary of the funding conduit. Upon adoption of FIN 46, GE Capital was required to consolidate the funding conduit because of this financial support. As a result, assets and liabilities of certain previously off-balance sheet securitization entities, for which we were the transferor, were required to be included in our financial statements because the funding conduit no longer qualified as a third party. Because these securitization entities lost their qualifying status, we were required to include $1.2 billion of securitized assets and $1.1 billion of associated liabilities in our Combined Statement of Financial Position in July 2003. The assets and liabilities associated with these securitization entities have been reported in the corresponding financial statement captions in our Combined Statement of Financial Position, and the assets are noted as restricted due to the lack of legal control we have over them. We apply the same accounting policies to these restricted assets and liabilities as we do to our unrestricted assets and liabilities.

        As of December 31, 2003, restricted investments held by securitization entities consisted of $639 million of fixed maturities and $430 million of commercial mortgage loans. These balances will decrease as the assets mature because we will not sell any additional assets to these consolidated entities. In addition, as of December 31, 2003, the borrowings related to securitization entities consisted of $608 million at a fixed interest rate of 5.528% due June 2025 and $410 million at a fixed rate of 6.0175% due October 2023. These borrowings are required to be paid down as principal is collected on the restricted investments held by the securitization entities and accordingly the repayment of these borrowings follows the maturity or prepayment, as permitted, of the restricted investments.

        While FIN 46 represents a significant change in accounting principles governing consolidation, it does not change the economic or legal characteristics of asset sales. Entities consolidated are those that GE Capital sponsored and/or to which GE Capital provided financial support, but are not controlled by GE Capital or us. These entities were associated with asset securitization and other asset sales. Liabilities included in these entities are not our legal obligations but will be repaid with cash flows generated by the related assets, which are designated solely for the repayment of these liabilities and are not available for sale by us. As we no longer sell or securitize assets into these entities, the carrying amounts of assets and liabilities will decrease over time. Our July 1, 2003 consolidation of FIN 46 entities had no effect on previously reported earnings.

        We included in the Combined Statement of Earnings for the year ended December 31, 2003 $36 million of revenue, $2 million of general expenses and $27 million of interest expense associated with our newly consolidated entities.

        The following table summarizes the assets and liabilities associated with these newly consolidated entities, which are included in our Corporate and Other segment for reporting purposes, at December 31, 2003:

(Dollar amounts in millions)
Assets
Restricted investments held by securitization entities	$1,069
Other assets	65

Total(a)	$1,134

Liabilities
Borrowings related to securitization entities	$1,018
Other liabilities	59

Total	$1,077

(a)
Includes $51 million of former retained interests in securitized assets now consolidated.

        As of December 31, 2003, the amortized cost, gross unrealized gains and losses, and estimated fair value of our restricted fixed maturities held by securitization entities were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$26	$1	$—	$27
U.S. corporate	564	18	(21)	561
Public utilities	4	—	—	4
Mortgage and asset-backed	45	3	(1)	47

Total restricted fixed maturities	$639	$22	$(22)	$639

None of these restricted fixed maturities were in an unrealized loss position for more than 6 months. No single security had an unrealized loss greater than $5 million.

        The scheduled maturity distribution of these restricted fixed maturities as of December 31, 2003 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
(Dollar amounts in millions)
Due 2004	$73	$71
Due 2005–2008	303	309
Due 2009–2013	160	158
Due 2014 and later	58	54

Subtotal	594	592
Mortgage and asset-backed	45	47

Total restricted fixed maturities	$639	$639

        The following table presents our restricted fixed maturities by NAIC designations or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprised as of December 31, 2003.

NAIC Rating	Rating Agency Equivalent Designation	Amortized cost	Estimated Fair Value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$222	$224	35%
2	Baa	415	413	65%
5	Caa and lower	2	2	0%

	Total restricted fixed maturities	$639	$639	100%

        The following table sets forth the distribution across geographic regions and property types for restricted commercial mortgage loans as of December 31, 2003:

(Dollar amounts in millions)	Carrying value	% of total
Property Type
Retail	$208	48%
Office	106	25%
Industrial	61	14%
Apartments	28	7%
Mixed use/other	27	6%

Total	$430	100%

Region
South Atlantic	$117	27%
Pacific	90	21%
East North Central	54	13%
Mountain	42	10%
Middle Atlantic	41	10%
West South Central	25	6%
West North Central	23	5%
East South Central	23	5%
New England	15	3%

Total	$430	100%

There is no allowance for losses related to these restricted commercial mortgage loans.

        Assets in entities that were either sponsored by GE Capital or to which GE Capital provided financial support were $1.9 billion at December 31, 2003 and 2002. Of the total, $1.1 billion was held by entities that were consolidated and $0.8 billion remained off balance sheet. New disclosure requirements related to off-balance sheet arrangements that became effective this year encompass a broader array of arrangements than those at risk for consolidation. These arrangements include transactions with term securitization entities, as well as transactions with conduits that are sponsored by third parties. At December 31, 2003 assets in these entities, which are QSPEs, were $1.6 billion as compared to $1.9 billion at December 31, 2002. The most meaningful analysis of securitization activity before FIN 46 adoption (primarily conducted through sponsored and supported entities) and activity subsequent to that adoption, is a comparison of total "securitized assets", as follows:

(Dollar amounts in millions)	December 31, 2003	December 31, 2002
Receivables secured by:
Commercial mortgage loans	$1,246	$428
Fixed maturities	639	679
Other assets	865	825

Total securitized assets	$2,750	$1,932

Consolidated assets held by securitization entities	$1,134	$—
Off-balance sheet:
Sponsored and supported	800	1,932
Other	816	—

Total securitized assets	$2,750	$1,932

        We have entered into credit support arrangements in connection with our securitization transactions. Pursuant to these arrangements, as of December 31, 2003, we provided limited recourse for a maximum of $119 million of credit losses. We have not been required to make any payments under any of the credit support agreements. These agreements will remain in place throughout the life of the related entities.

        In April 2003, the FASB issued SFAS 133 Implementation Issue B36, Modified Coinsurance Arrangements with Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments (B36), which was effective for us on October 1, 2003. B36 provides that modified coinsurance arrangements, where the ceding insurer withholds funds, may include an embedded derivative that must be bifurcated from the host instrument. The adoption of B36 did not have a material impact on our results of operations or financial condition.

        We adopted SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as of July 1, 2003. SFAS 150 requires certain financial instruments previously classified as either entirely equity or between the liabilities section and the equity section of the Combined Statement of Financial Position be classified as liabilities. SFAS 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: mandatory redeemable financial instruments, obligations to repurchase the issuers equity shares by transferring assets and certain obligations to issue a variable number of shares. The adoption of SFAS 150 did not have a material impact on our results of operations or financial condition.

        We adopted SFAS 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology. We discontinued amortization of goodwill effective January 1, 2002. Goodwill amortization was $84 million in 2001, excluding goodwill amortization included in discontinued operations. Had we not been amortizing goodwill in the year ended December 31, 2001, net earnings from continuing operations would have been $1.3 billion.

        Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a reporting unit basis, and recorded a non-cash charge of $376 million, net of tax, which relates to the domestic auto and homeowners' insurance business, primarily as a result of heightened price competition in the auto insurance industry. This is reflected in net earnings (loss) from discontinued operations in the combined financial statements. No impairment charge had been required under our previous goodwill impairment policy, which was based on undiscounted cash flows. Further information about goodwill is provided in note 8.

        In 2002, we adopted the stock option expense provisions of SFAS 123, Accounting for Stock-Based Compensation, for stock options granted by GE to our employees. A comparison of reported and pro forma net earnings, including effects of expensing stock options, follows:

	2003	2002	2001
(Dollar amounts in millions)
Net earnings, as reported	$1,081	$1,174	$1,396
Stock option expense included in net earnings	2	1	—
Total stock option expense(a)	(8)	(10)	(9)

Net earnings, on pro forma basis	$1,075	$1,165	$1,387

(a)
As if we had applied SFAS 123 to expense stock options in all periods. Includes $2 million and $1 million actually recognized in net earnings for the years ended December 31, 2003 and 2002, respectively.

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have an impact on our results of operations or financial condition.

        At January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the Combined Statement of Financial Position at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of changes in fair value is recorded temporarily in stockholder's interest, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivatives and hedging is provided in note 19.

        The cumulative effect of adopting this accounting change at January 1, 2001, was as follows:

	Earnings(a)	Stockholder's interest
(Dollar amounts in millions)
Adjustment to fair value of derivatives	$(23)	$(555)
Income tax effects	8	204

Total	$(15)	$(351)

(a)
For earnings effect, amount shown is net of adjustment to hedged items.

        The cumulative effect on both earnings and stockholder's interest of adopting SFAS 133 was primarily attributable to marking to market currency swap contracts used to hedge non-functional currency investments and swap contracts used to hedge variable-rate borrowings. Decreases in the fair values of these instruments were attributable to declines in interest rates since inception of the hedging arrangements.

        As a matter of policy, we ensure that funding, including the effect of derivatives, of our investment and other financial asset positions are substantially matched in character (e.g., fixed vs. floating) and duration. As a result, declines in the fair values of these effective derivatives are offset by unrecognized gains on the related financing assets and hedged items, and future net earnings will not be subject to volatility arising from interest rate changes.

        In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Effective January 1, 2002, we adopted SFAS 144 for impairments of long-lived assets and for long-lived assets to be disposed of on or after January 1, 2002. See note 4 for a description of our discontinued operations.

  s) Accounting Pronouncements Not Yet Adopted

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we will adopt on January 1, 2004. This statement provides guidance on separate account presentation and valuation, the accounting for sales inducements and the classification and valuation of long-duration contract liabilities. We do not expect the adoption of SOP 03-1 to have a material impact on our results of operations or financial condition.

(3)    Acquisitions

        Each of the following acquisitions has been accounted for using the purchase method of accounting and, accordingly, the accompanying combined financial statements reflect the corresponding results of operations from the respective dates of acquisition (or date of the transfer as described below).

        In May 2003, we acquired Spread Eagle Insurance Company Limited, renamed GE Mortgage Insurance (Guernsey) Limited, for approximately $54 million, including identifiable intangible assets of approximately $20 million.

        In April 2002, GE Edison Life Insurance Company ("GE Edison") acquired Saison Life Insurance Company Limited ("Saison Life") from Credit Saison Co., Ltd., Saison Group, Ltd. and its other shareholders for ¥7.8 billion, or approximately $61 million, representing ¥12.8 billion of payments to shareholders less ¥5.0 billion of contingent debt. On the date of acquisition, Saison Life had approximately $4.3 billion of assets, including $2.4 billion of cash and $1.9 billion of other assets, and $4.3 billion of liabilities and equity, including $82 million of perpetual subordinated debt. Goodwill of $307 million was recorded as a result of the acquisition at December 31, 2002. This business has been accounted for as discontinued operations in the accompanying combined financial statements (for further discussion see note 4).

        In December 2001, we acquired Centurion Capital Group ("Centurion"), renamed GE Private Asset Management, for approximately $92 million, including goodwill of $94 million. Centurion is a West Coast-based asset management company.

(4)    Discontinued Operations

        Upon completion of the reorganization described in note 1, we no longer have continuing involvement with the Japanese life insurance and domestic auto and homeowners' insurance businesses (together "Japan/Auto") and accordingly, those operations have been accounted for as discontinued operations. Therefore, the results of operations of these businesses are reflected as discontinued operations and removed from the Combined Statement of Cash Flows for all periods presented in the combined financial statements.

        On August 29, 2003, we completed the sale of our Japan/Auto businesses to American International Group, Inc. for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends of $495 million. The sale resulted in a loss of $74 million (net of taxes of $158 million).

        Summary operating results of discontinued operations for the years ended December 31, are as follows:

	2003	2002	2001
(Dollar amounts in millions)
Revenues	$1,985	$2,622	$2,706

Earnings before income taxes and accounting changes	$284	$229	$279
Provision for income taxes	98	59	99

Earnings before accounting changes	186	170	180
Cumulative effect of accounting changes, net of taxes	—	(376)	—

Net earnings (loss) from discontinued operations	$186	$(206)	$180

        The domestic auto and homeowners' insurance business declared and paid a dividend of $62 million in 2002.

        The assets and liabilities associated with discontinued operations prior to the sale have been segregated in the Combined Statement of Financial Position. The major asset and liability categories at December 31, 2002 are as follows:

2002
(Dollar amounts in millions)
Investments	$17,906
Cash and cash equivalents	1,135
Deferred acquisition costs	646
Intangible assets and goodwill	1,409
Other assets	982

Assets associated with discontinued operations	$22,078

Future annuity and contract benefits	$16,733
Liability for policy and contract claims	781
Unearned premiums	259
Short-term borrowings	—
Long-term borrowings	530
Other liabilities	1,709

Liabilities associated with discontinued operations	$20,012

(5)    Investments

  (a)
  Net Investment Income

        For the years ended December 31, sources of net investment income were as follows:

	2003	2002	2001
(Dollar amounts in millions)
Fixed maturities	$3,482	$3,491	$3,391
Equity securities	27	39	36
Mortgage and other loans	410	361	348
Policy loans	88	71	64
Other	75	78	111

Gross investment income	4,082	4,040	3,950
Investment expenses	(67)	(61)	(55)

Net investment income	$4,015	$3,979	$3,895

  (b)
  Fixed Maturities and Equity Securities

        For the years ended December 31, gross realized investment gains and losses resulting from the sales of investment securities classified as available for sale were as follows:

	2003	2002	2001
(Dollar amounts in millions)
Gross realized investment:
Gains	$473	$790	$814
Losses, including impairments(a)	(463)	(586)	(613)

Net realized investment gains	$10	$204	$201

(a)
Impairments were $224 million, $343 million and $289 million in 2003, 2002 and 2001, respectively.

        Net unrealized gains and losses on investment securities classified as available for sale are reduced by deferred income taxes and adjustments to PVFP and DAC that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated nonowner changes in stockholder's interest at December 31, are summarized as follows:

	2003	2002	2001
(Dollar amounts in millions)
Net unrealized gains (losses) on available-for-sale investment securities:
Fixed maturities	$2,669	$1,336	$(508)
Equity securities	52	(208)	(206)

Subtotal	2,721	1,128	(714)
Adjustments to present value of future profits and deferred acquisition costs	(388)	(74)	60
Deferred income taxes, net	(815)	(372)	230

Subtotal	1,518	682	(424)
Net unrealized gains on investment securities included in assets associated with discontinued operations, net of deferred taxes of $0, $(295) and $(66)	—	536	128

Net unrealized gains (losses) on available-for-sale investment securities	$1,518	$1,218	$(296)

        The change in the net unrealized gains (losses) on available-for-sale investment securities reported in accumulated nonowner changes in stockholder's interest for the years ended December 31, is as follows:

	2003	2002	2001
(Dollar amounts in millions)
Net unrealized gains (losses) on investment securities at January 1	$1,218	$(296)	$(241)
Unrealized gains on investment arising during the period:
Unrealized gain on investment securities	1,569	2,046	212
Adjustment to deferred acquisition costs	(231)	(75)	(17)
Adjustment to present value of future profits	(83)	(59)	8
Provision for deferred income taxes	(434)	(677)	(46)

Unrealized gains on investment securities	821	1,235	157
Reclassification adjustments to net realized investment gains (losses) net of deferred taxes of $9, $(75) and $(72)	15	(129)	(129)
Unrealized gains (losses) on investment securities included in assets associated with discontinued operations arising during the period, net of deferred taxes	(532)	511	(49)
Reclassification adjustment to net earnings from discontinued operations, net of deferred taxes of $(2), $(55) and $(18)	(4)	(103)	(34)

Net unrealized gains (losses) on investment securities at December 31	$1,518	$1,218	$(296)

        At December 31, the amortized cost or cost, gross unrealized gains and losses, and estimated fair value of our fixed maturities and equity securities classified as available for sale were as follows:

2003	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$1,025	$48	$18	$1,055
State and municipal	3,221	130	1	3,350
Government—non U.S.	1,510	49	8	1,551
U.S. corporate	31,454	1,863	292	33,025
Corporate—non U.S.	7,624	378	53	7,949
Public utilities	5,919	411	27	6,303
Mortgage and asset-backed	12,063	269	80	12,252

Total fixed maturities	62,816	3,148	479	65,485
Equity securities	548	60	8	600

Total available-for-sale securities	$63,364	$3,208	$487	$66,085

2002	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$1,131	$54	$18	$1,167
State and municipal	3,203	117	13	3,307
Government—non U.S.	957	47	3	1,001
U.S. corporate	30,359	1,401	733	31,027
Corporate—non U.S.	5,131	219	103	5,247
Public utilities	6,785	239	245	6,779
Mortgage and asset-backed	11,895	428	54	12,269

Total fixed maturities	59,461	2,505	1,169	60,797
Equity securities	1,503	54	262	1,295

Total available-for-sale securities	$60,964	$2,559	$1,431	$62,092

        We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative measures include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Our qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. Our impairment reviews involve our finance and risk teams as well as the portfolio management and research capabilities of GE Asset Management ("GEAM"). Our qualitative review attempts to identify those issuers with a greater than 50% chance of default in the coming twelve months. These securities are characterized as "at-risk" of impairment. As of December 31, 2003, securities "at risk" of impairment had aggregate unrealized losses of $40 million.

        For fixed maturities, we recognize an impairment charge to earnings in the period in which we determine that we do not expect either to collect principal and interest in accordance with the contractual terms of the instruments or to recover based upon underlying collateral values, considering events such as a payment default, bankruptcy or disclosure of fraud. For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon a consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months for common equity securities. We measure impairment charges based upon the difference between the book value of a security and its fair value. Fair value is based upon quoted market price, except for certain infrequently traded securities where we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. The carrying value of infrequently traded securities as of December 31, 2003 was $14.1 billion.

        In the years ended December 31, 2003, 2002 and 2001, we recognized impairment losses of $224 million, $343 million and $289 million, respectively. We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements. In the year ended December 31, 2003, the pre-tax realized investment loss incurred on the sale of fixed maturities and equity securities was $239 million. The aggregate fair value of securities sold during that year was $5,220 million, which was approximately 96% of book value.

        The following tables present the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2003:

	Less Than 12 Months
	Amortized cost or cost	Estimated fair value	Gross unrealized losses	% underwater	# of securities
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$228	$210	$(18)	7.9%	11
State and municipal	119	118	(1)	0.8%	31
Government—non U.S.	501	493	(8)	1.6%	142
U.S. corporate (including public utilities)	5,948	5,738	(210)	3.5%	458
Corporate—non U.S.	1,573	1,530	(43)	2.7%	198
Asset backed	914	900	(14)	1.5%	95
Mortgage backed	2,065	2,001	(64)	3.1%	247

Subtotal, fixed maturities	11,348	10,990	(358)	3.2%	1,182
Equity securities	53	51	(2)	3.8%	58

Total temporarily impaired securities	$11,401	$11,041	$(360)	3.2%	1,240

Investment grade	$10,471	$10,185	$(286)	2.7%	1,032
Below investment grade	810	739	(71)	8.8%	141
Not rated—fixed maturities	67	66	(1)	1.5%	9
Not rated—equities	53	51	(2)	3.8%	58
	12 Months or More
	Amortized cost or cost	Estimated fair value	Gross unrealized losses	% underwater	# of securities
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$—	$—	$—	—	—
State and municipal	1	1	—	—	1
Government—non U.S.	12	12	—	—	6
U.S. corporate (including public utilities)	1,084	975	(109)	10.1%	134
Corporate—non U.S.	158	148	(10)	6.3%	30
Asset backed	111	110	(1)	0.9%	9
Mortgage backed	172	171	(1)	0.6%	19

Subtotal, fixed maturities	1,538	1,417	(121)	7.9%	199
Equity securities	49	43	(6)	12.2%	47

Total temporarily impaired securities	$1,587	$1,460	$(127)	8.0%	246

Investment grade	$718	$691	$(27)	3.8%	90
Below investment grade	820	726	(94)	11.5%	109
Not rated—fixed maturities	—	—	—	—	—
Not rated—equities	49	43	(6)	12.2%	47

        The investment securities in an unrealized loss position for less than twelve months account for $360 million, or 74%, of our total unrealized losses. Of the securities in this category, there were five securities with an unrealized loss in excess of $5 million. These five securities had aggregate unrealized losses of $30 million. The amount of the unrealized loss on these securities is driven primarily by the relative size of the holdings, the par values of which range from $40 million to $75 million.

        The investment securities in an unrealized loss position for twelve months or more account for $127 million, or 26%, of our total unrealized losses. There are 68 fixed-maturity securities in three industry groups that account for $78 million or 61% of the unrealized losses in this category.

        Forty-one of these 68 securities are in the transportation sector and are related to the airline industry. Ninety-nine percent of our airline securities are collateralized by commercial aircraft associated with five domestic airlines. The collateral underlying these securities consists of commercial jet aircraft. We believe these security holdings are in a loss position as a result of ongoing negative market reaction to difficulties in the commercial airline industry. In accordance with our impairment policy described above, we have recognized $30 million and $27 million in other-than-temporary impairments during 2003 and 2002, respectively, associated with the airline industry due to either bankruptcies or restructurings. These holdings were written down to estimated fair value based upon the present value of expected cash flows associated with revised lease terms or the value of the underlying aircraft. As of December 31, 2003, we expect to collect full principal and interest in accordance with the contractual terms of the instruments of our remaining holdings in airline securities. For those airline securities which we have previously impaired, we expect to recover our carrying amount based upon underlying aircraft collateral values.

        Eighteen of these 68 securities are in the industrial sector and are primarily in the chemical and paper and timber products industries. Within this sector, there are two issuers, comprising five of the 18 securities, which represent $17 million of the unrealized losses in this sector. Each of the other securities in this sector has unrealized losses less than $3 million. These two issuers, one of which is in the chemical industry and one of which is in the timber products industry, are current on all terms, show improving trends with regards to liquidity and security price and are not considered at risk of impairment. Our other holdings issued by the chemical company are in unrealized gain positions. Our other holdings issued by the timber products company are collateralized by assets, which provide greater than 100% coverage of the outstanding obligations based on the most recent valuations performed.

        The remaining nine of these 68 securities are in the consumer-non cyclical sector and are primarily in the consumer products and retail industries. Within this sector, there is one issuer, comprising two of the nine securities, which represents $13 million of the unrealized losses in this sector. This one issuer, a national retail chain, is current on all terms, shows improving trends with regard to liquidity and security price, and is not considered at risk of impairment. Our other holdings issued by this company are in unrealized gain positions. The remainder of the securities in this sector each have unrealized losses less than $1 million.

        In the remaining industry sectors, no single issuer of fixed-maturity securities has an unrealized loss greater than $5 million.

        The equity securities in an unrealized loss position for twelve months or more are preferred stocks with fixed maturity-like characteristics and mutual fund investments. No single security has an unrealized loss greater than $5 million.

        The scheduled maturity distribution of fixed maturities as of December 31, 2003 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost or cost	Estimated fair value
(Dollar amounts in millions)
Due 2004	$1,747	$1,761
Due 2005—2008	11,400	11,817
Due 2009—2013	13,318	13,901
Due 2014 and later	24,288	25,756

Subtotal	50,753	53,235
Mortgage and asset-backed	12,063	12,250

Total	$62,816	$65,485

        At December 31, 2003, $7,998 million of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

        At December 31, 2003, securities issued by finance and insurance, utilities and energy and consumer—non cyclical industry groups represented approximately 28%, 22% and 13% of our domestic and foreign corporate fixed maturities portfolio, respectively. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the U.S. and internationally, and is not dependent on the economic stability of one particular region.

        At December 31, 2003, we did not hold any fixed maturities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of stockholder's interest.

        At December 31, 2003 and 2002, $203 million and $174 million, respectively, of securities were on deposit with various state or foreign government insurance departments in order to comply with relevant insurance regulations.

        The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) evaluates bond investments of U.S. insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3" or higher by Moody's, or rated "BBB-" or higher by S&P) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

        The following table presents our fixed maturities by NAIC and/or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprises. Our non-U.S. fixed maturities generally are not rated by the

NAIC and are shown based upon the equivalent rating of the Nationally Recognized Statistical Rating Organizations. Similarly, certain privately placed fixed maturities that are not rated by the Nationally Recognized Statistical Rating Organizations are shown based upon their NAIC designation. Certain fixed maturities, primarily non-U.S. fixed maturities, are not rated by the NAIC or the Nationally Recognized Statistical Rating Organizations and are so designated.

		As of December 31,
		2003			2002
NAIC Rating	Rating Agency Equivalent Designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$39,124	$40,600	62%	$36,749	$38,107	63%
2	Baa	19,048	20,220	31%	17,946	18,444	30%
3	Ba	2,520	2,624	4%	2,596	2,394	4%
4	B	1,257	1,207	2%	963	789	1%
5	Caa and lower	487	449	1%	502	352	1%
6	In or near default	189	190	0%	218	181	0%
Not rated	Not rated	191	195	0%	487	530	1%

	Total fixed maturities	$62,816	$65,485	100%	$59,461	$60,797	100%

  (c)
  Mortgage Loans

        Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of mortgage loans is stated at original cost net of prepayments and amortization.

        We diversify our commercial mortgage loans by both geographic region and property type. The following table sets forth the distribution across geographic regions and property types for commercial mortgage loans as of the dates indicated:

	As of December 31,
	2003		2002
	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Property Type
Office	$2,024	33%	$1,610	30%
Industrial	1,812	30%	1,546	29%
Retail	1,500	25%	1,476	28%
Apartments	573	9%	520	10%
Mixed use/other	205	3%	150	3%

Total	$6,114	100%	$5,302	100%

Region
Pacific	$1,867	31%	$1,606	30%
South Atlantic	1,194	20%	1,174	22%
Middle Atlantic	932	15%	729	14%
East North Central	771	12%	519	10%
Mountain	478	8%	454	9%
West South Central	288	5%	241	4%
West North Central	271	4%	267	5%
East South Central	226	4%	222	4%
New England	87	1%	90	2%

Total	$6,114	100%	$5,302	100%

        We were committed to fund $56 million and $163 million at December 31, 2003 and 2002, respectively, in U.S. mortgage loans.

        "Impaired" loans are defined by U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. That definition excludes, among other things, leases, or large groups of smaller-balance homogeneous loans, and therefore applies principally to our commercial loans.

        Under these principles, we may have two types of "impaired" loans: loans requiring specific allowances for losses (none as of December 31, 2003 and 2002) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($5 million and $4 million, as of December 31, 2003 and 2002, respectively). Average investment in impaired loans during 2003, 2002 and 2001 was $5 million, $7 million and $12 million, respectively, and interest income recognized on these loans while they were considered impaired was $1 million in each of the three years.

        The following table presents the activity in the allowance for losses during the years ended December 31:

	2003	2002	2001
(Dollar amounts in millions)
Balance at January 1	$45	$58	$47
Provision charged to operations	8	10	9
Amounts written off, net of recoveries	(3)	(23)	2

Balance at December 31	$50	$45	$58

(6)    Deferred Acquisition Costs

        Activity impacting deferred acquisition costs for the years ended December 31:

	2003	2002	2001
(Dollar amounts in millions)
Unamortized balance at January 1	$5,386	$4,452	$3,665
Impact of foreign currency translation	111	88	(1)
Costs deferred	1,758	1,906	1,721
Amortization	(1,182)	(1,060)	(933)

Unamortized balance at December 31	6,073	5,386	4,452
Accumulated effect of net unrealized investment (gains) losses	(285)	(54)	21

Balance at December 31	$5,788	$5,332	$4,473

        Amortization includes advertising costs related to Consumer Protection Packages of $42 million, $36 million and $40 million for the years ended December 31, 2003, 2002 and 2001, respectively. None of these amounts represent write-downs to net realizable value.

(7)    Intangible Assets

        The following table presents the activity in intangible assets for the years ended December 31:

	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
(Dollar amounts in millions)
Present value of future profits ("PVFP")	$2,744	$(1,593)	$2,810	$(1,481)
Capitalized software	235	(141)	249	(107)
Other	372	(271)	369	(248)

Total	$3,351	$(2,005)	$3,428	$(1,836)

  Present Value of Future Profits

        The method we use to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

        The following table presents the activity in PVFP for the years ended December 31:

	2003	2002	2001
(Dollar amounts in millions)
Unamortized balance at January 1	$1,349	$1,460	$1,709
Acquisitions	16	(20)	(91)
Impact of foreign currency translation	1	—	—
Interest accreted at 4.1%, 4.1%, 3.9%, respectively	51	57	63
Amortization	(163)	(148)	(221)

Unamortized balance at December 31	1,254	1,349	1,460
Accumulated effect of net unrealized investment (gains) losses	(103)	(20)	39

Balance at December 31	$1,151	$1,329	$1,499

        The estimated percentage of the December 31, 2003 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2004	9.5%
2005	8.8%
2006	8.0%
2007	7.2%
2008	6.5%

        Amortization expenses for PVFP in future periods will be affected by acquisitions, dispositions, realized capital gains/losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expenses for other intangibles will depend on future acquisitions, dispositions and other business transactions.

(8)    Goodwill

        Our goodwill balance by segment and activity during the year follows:

	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Total
(Dollar amounts in millions)
Balance, December 31, 2001	$1,037	$307	$37	$205	$1,586
Acquisitions	—	25	—	—	25
Other(a)	15	—	(3)	79	91

Balance, December 31, 2002	1,052	332	34	284	1,702
Acquisitions	6	5	—	—	11
Other(a)	13	—	2	—	15

Balance, December 31, 2003	$1,071	$337	$36	$284	$1,728

(a)
Other adjustments include reclassifications of certain intangible assets into goodwill upon the adoption of SFAS 142 in 2002 and the impact of foreign exchange translation adjustments.

        Goodwill associated with our Japanese life insurance and domestic auto and homeowners' insurance business is included in assets associated with discontinued operations for 2002.

(9)    Reinsurance

        Certain policy risks are reinsured with other insurance companies to limit the amount of loss exposure. Reinsurance contracts do not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. We do not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on our results of operations.

        The maximum amount of individual ordinary life insurance normally retained by us on any one life policy is $1 million. Net domestic life insurance in force as of December 31, is summarized as follows:

	2003	2002	2001
(Dollar amounts in millions)
Direct life insurance in force	$553,690	$520,008	$534,369
Amounts assumed from other companies	23,749	31,965	39,578
Amounts ceded to other companies	(170,961)	(157,898)	(111,989)

Net life insurance in force	$406,478	$394,075	$461,958

Percentage of amount assumed to net	6%	8%	9%

        The effects of reinsurance on premiums written and earned for the years ended December 31, were as follows:

	Written			Earned
	2003	2002	2001	2003	2002	2001
(Dollar amounts in millions)
Direct:
Life insurance	$2,262	$2,654	$2,583	$2,279	$2,414	$2,413
Accident and health insurance	3,212	2,583	2,166	3,311	2,547	2,301
Property and casualty insurance	160	109	94	156	105	94
Mortgage insurance	1,093	954	875	857	795	779

Total Direct	6,727	6,300	5,718	6,603	5,861	5,587

Assumed:
Life insurance	507	535	344	505	502	319
Accident and health insurance	541	519	671	543	529	666
Property and casualty insurance	57	40	46	27	51	47
Mortgage insurance	6	12	8	5	4	4

Total Assumed	1,111	1,106	1,069	1,080	1,086	1,036

Ceded
Life insurance	(713)	(660)	(393)	(693)	(591)	(402)
Accident and health insurance	(155)	(118)	(110)	(128)	(118)	(112)
Property and casualty insurance	(11)	(9)	(11)	(13)	(9)	(11)
Mortgage insurance	(149)	(127)	(86)	(146)	(122)	(86)

Total Ceded	(1,028)	(914)	(600)	(980)	(840)	(611)

Net premiums	$6,810	$6,492	$6,187	$6,703	$6,107	$6,012

Percentage of amount assumed to net				16%	18%	17%

        Reinsurance recoveries recognized as a reduction of benefit expenses amounted to $809 million, $682 million and $486 million during 2003, 2002 and 2001, respectively.

(10)    Future Annuity and Contract Benefits

Investment Contracts

        Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

Insurance Contracts

        Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions, which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported, and claims in the process of settlement. This estimate is based on our historical experience and that of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in earnings as the estimates are revised.

        The following chart summarizes the major assumptions underlying our recorded liabilities for future annuity and contract benefits at December 31:

				Future annuity and contract benefit liabilities
	Withdrawal assumption	Mortality/ morbidity assumption	Interest rate assumption	2003	2002
(Dollar amounts in millions)
Investment contracts	N/A	N/A	N/A	$31,206	$30,962
Limited-payment contracts	None	(a)	3.3%–12.0%	12,655	11,873
Traditional life insurance contracts	Company Experience	(b)	5.5%–7.5%	2,537	3,576
Universal life-type contracts	N/A	N/A	N/A	5,867	4,183
Accident and health	Company Experience	(c)	7.5% grading to 4.75%	131	121
Long-term care	Company Experience	(d)	4.5%–7.0%	6,861	5,823

Total future annuity and contract benefits				$59,257	$56,538

(a)
Either the U.S Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuitant Mortality Table.

(b)
Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables, 1958 and 1980 Commissioner's Standard Ordinary Tables and (IA) Standard Table 1996 (modified).

(c)
The 1958 and 1980 Commissioner's Standard Ordinary Tables, 1964 modified and 1987 Commissioner's Disability Tables and Company experience.

(d)
The 1983 Individual Annuitant Mortality Table or 1980 Commissioner's Standard Ordinary Table and the 1985 National Nursing Home Study and Company experience.

(11)    Liability for Policy and Contract Claims

        Changes in the liability for policy and contract claims for the years ended December 31:

	2003	2002	2001
(Dollar amounts in millions)
Balance at January 1	$3,014	$2,713	$2,083
Less reinsurance recoverables	(406)	(275)	(157)

Net balance at January 1	2,608	2,438	1,926

Incurred related to insured events of:
Current year	2,200	2,401	2,583
Prior years	(73)	(193)	(173)

Total incurred	2,127	2,208	2,410

Paid related to insured events of:
Current year	(1,236)	(1,208)	(1,010)
Prior years	(807)	(851)	(877)

Total paid	(2,043)	(2,059)	(1,887)
Foreign currency translation	43	21	(11)

Net balance at December 31	2,735	2,608	2,438

Add reinsurance recoverables	472	406	275

Balance at December 31	$3,207	$3,014	$2,713

        For each of the three years presented above, the change in prior years incurred liabilities primarily relates to positive development in claims incurred but not reported for our mortgage insurance and certain accident and health insurance businesses. In general, our insurance contracts are not subject to premiums experience adjustments as a result of prior-year effects.

(12)    Benefit Plans

        Essentially all of our employees participate in GE's retirement plan ("GE Pension Plan") and retiree health and life insurance benefit plans ("GE Retiree Benefit Plans"). The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. The GE Retiree Benefit Plans provide health and life insurance benefits to employees who retire under the GE Pension Plan with 10 or more years of service. Retirees share in the cost of healthcare benefits. The GE Pension Plan currently is in an overfunded position. Therefore, we have not been required to contribute to this plan for the three years ended December 31, 2003. Certain company employees also participate in GE's Supplementary Pension Plan ("GE Supplementary Plan") and other retiree benefit plans. The GE Supplementary Plan is a pay-as-you-go plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees. Other retiree plans are not significant individually or in the aggregate. Our costs associated with these plans were $52 million, $52 million and $44 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Our employees participate in GE's defined contribution savings plan that allows the employees to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to 7% of the employee's pay. Our costs associated with these plans were $13 million, $15 million and $16 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        We also provide health and life insurance benefits to our employees through the GE Company's benefit program, as well as through plans sponsored by other affiliates. Our costs associated with these plans were $41 million, $45 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        We reimburse GE monthly for our share of the plan costs.

        Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, our applicable employees will cease to participate in the GE plans and will participate in employee benefit plans established and maintained by us. For non-U.S. employees, this date may be delayed, by mutual agreement between GE and us, for up to six months following the date that GE ceases to own more than 50% of our outstanding common stock.

(13)    Borrowings

  (a)
  Short-Term Borrowings

        Total short-term borrowings at December 31:

	2003	2002
(Dollar amounts in millions)
Commercial paper	$1,691	$1,675
Current portion of long-term borrowings	—	175
Short-term line of credit with GE Capital	548	—

Total	$2,239	$1,850

The weighted average interest rate on commercial paper outstanding at December 31, 2003 and 2002 was 1.1% and 1.4%, respectively.

The weighted average interest rate on the current portion of long-term borrowings at December 31, 2002 was 6.6%.

The weighted average interest rate on the short-term line of credit with GE Capital at December 31, 2003 was 1.3%.

  (b)
  Long-Term Borrowings

        Total long-term borrowings at December 31:

	2003	2002
(Dollar amounts in millions)
1.6% Notes (Japanese Yen), due 2011	$529	$472
6.625% First Colony Life Insurance Company Senior Note, due 2003	—	175
Less current portion of long-term borrowings	—	(175)

Total	$529	$472

        In June 2001, GEFAHI issued ¥60.0 billion of notes through a public offering at a price of ¥59.9 billion. ¥3.0 billion of the notes were purchased by GE Edison following the original issuance. These notes were subsequently purchased by GEFAHI and were held by GEFAHI as of December 31, 2003. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $491 million and bearing interest at a rate of 4.84% per annum. The notes are unsecured and mature at par in 2011.

        There are no scheduled maturities in the years 2004-2008.

  (c)
  Liquidity

        Our liquidity requirements are principally met through dividends from our insurance subsidiaries, the Commercial Paper program and the credit line with GE Capital. At December 31, 2003, we have an unused credit capacity within our line of credit with GE Capital of $1.95 billion.

  (d)
  Interest Rate Risk

        A variety of instruments, including interest rate and currency swaps and currency forwards (for further information relating to interest rate swaps, see cash flow hedges in note 19), are employed to achieve management's interest rate objectives. As of December 31, 2003 and 2002, we had long-term interest rate swaps with a notional value of $1.1 billion that effectively converted the floating rate nature of short-term borrowings into fixed-rate borrowings. These swaps have interest rates ranging from 5.9% to 7.3% and maturities ranging from 2007 to 2017.

(14)    Non-recourse Funding Obligations

        On July 28, 2003 and December 16, 2003, River Lake Insurance Company, a wholly owned captive reinsurance subsidiary of our company, issued $300 million and $300 million, respectively, of non-recourse funding obligations, which bear a floating rate of interest and mature in 2033. As of December 31, 2003, $600 million of obligations were outstanding. The weighted average yield at December 31, 2003 is 1.2%.

(15)    Income Taxes

        The total provision (benefit) for income taxes for the years ended December 31:

	2003	2002	2001
(Dollar amounts in millions)
Current federal income taxes	$444	$441	$233
Deferred federal income taxes	(103)	(76)	323

Total federal income taxes	341	365	556

Current state income taxes	(16)	(26)	(12)
Deferred state income taxes	(11)	21	3

Total state income taxes	(27)	(5)	(9)

Current foreign income taxes	48	51	62
Deferred foreign income taxes	51	—	(19)

Total foreign income taxes	99	51	43

Total provision for income taxes	$413	$411	$590

        The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from:
State income tax, net of federal income tax effect	(0.6)	(0.3)	(0.5)
Non-deductible goodwill amortization	—	—	1.0
IRS settlement(a)	—	(8.5)	—
Tax exempt income	(2.8)	(2.7)	(2.8)
Other, net	(1.7)	(0.6)	(0.3)

Effective rate	29.9%	22.9%	32.4%

(a)
In 2002, we reached a favorable settlement with the Internal Revenue Service regarding the treatment of certain reserves for obligations to policyholders on life insurance contracts resulting in a benefit of $152 million. The benefits associated with the settlement are non-recurring.

        The components of the net deferred income tax liability at December 31, are as follows:

	2003	2002
(Dollar amounts in millions)
Assets:
Investments	$129	$—
Future annuity and contract benefits	1,394	1,028
Net unrealized losses on derivatives	33	18
Other	126	8

Total deferred income tax assets	1,682	1,054

Liabilities:
Net unrealized gains on investment securities	815	372
Investments	—	63
Present value of future profits	526	501
Deferred acquisition costs	1,631	928
Statutory contingency reserve	—	248
Other	115	30

Total deferred income tax liabilities	3,087	2,142

Net deferred income tax liability	$1,405	$1,088

        Based on an analysis of our tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable us to realize all of our deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established.

        Federal income tax law allows mortgage guaranty insurance companies to deduct from current taxable income amounts added to statutory contingency loss reserves required by state law or regulation, subject to certain limitations. This federal tax deduction is permitted only to the extent that U.S. Mortgage Guaranty Insurance Company Tax and Loss Bonds ("Tax and Loss Bonds") are purchased in the amount of the tax benefit attributable to the deduction. Tax and Loss Bonds are non-interest bearing and mature ten years from the designated issue date. Unrecaptured amounts previously deducted for statutory contingency loss reserves must be included in federal taxable income in the tenth subsequent tax year or earlier voluntary redemption. Tax and Loss Bond redemptions in December 2003 reduced the deferred tax liability for statutory contingency reserves by $248 million.

        Our current income tax liability was $222 million and $507 million, at December 31, 2003 and 2002, respectively.

(16)    Supplemental Cash Flow Information

        Net taxes paid were $798 million, $291 million and $20 million and interest paid was $95 million, $73 million and $151 million for the years ended December 31, 2003, 2002 and 2001, respectively. At the date we acquired Saison Life in 2002, its assets included $2.4 billion of cash which is not included in our Combined Statement of Cash Flows because this amount is presented with assets associated with discontinued operations.

(17)    Stock Compensation

        Certain Company employees have been granted GE stock options and restricted stock units ("RSUs") under GE's 1990 Long-Term Incentive Plan. RSUs give the recipients the right to receive shares of GE stock upon the lapse of their related restrictions. In the past, restrictions on most RSUs lapsed for 25% of the total shares awarded after three years, 25% after seven years, and 50% at retirement. Beginning in 2002, GE changed the vesting schedule for RSUs granted so that 25% of the restrictions lapse after three, five and ten years, with the final 25% lapsing at retirement. At December 31, 2003, our employees had 1,170,972 RSUs outstanding. Each RSU is convertible into one share of GE stock. We have recorded stock based compensation expense in the amount of $9 million, $6 million and $4 million for 2003, 2002 and 2001, respectively, related to the cost of the RSUs and stock options.

        Stock options expire 10 years from the date they are granted. Options vest over service periods that range from one to five years.

        GE employees have routinely transferred employment between various GE subsidiaries, including to/from Genworth and our subsidiaries. GE stock options held by these employees have been reflected as transfers in and out in the following table. Our combined financial statements include compensation expense related to these awards, if any, for the portion of an employee's vesting period that accrued during Genworth employment. After our reorganization, employment transfers will no longer occur between Genworth and other GE subsidiaries.

        After our reorganization, we will establish, adopt and maintain plans for selected employees, which will provide for stock options, stock awards, restricted stock or other equity-related awards. Under these plans, unvested GE stock options, vested stock options held by our Chairman, President and Chief Executive Officer, GE stock appreciation rights and GE restricted stock units will be canceled and converted into awards of our company.

        The following table summarizes stock option activity related to our employees for the three years ended December 31, 2003:

		Average per Share
(Shares in thousands)	Shares Subject to Option	Exercise Price	Market Price
Balance at December 31, 2000	7,270	$23.89	$47.94
Options granted	2,266	41.01	41.01
Options transferred in	726	26.78	—
Options exercised	(524)	9.21	44.03
Options transferred out	(251)	26.69	—
Options terminated	(194)	39.22	—

Balance at December 31, 2001	9,293	28.71	40.08
Options granted	1,774	27.08	27.08
Options transferred in	426	27.85	—
Options exercised	(618)	9.41	32.17
Options transferred out	(787)	25.67	—
Options terminated	(252)	38.13	—

Balance at December 31, 2002	9,836	29.47	24.35
Options granted	258	31.53	31.53
Options transferred in	331	26.89	—
Options exercised	(906)	9.50	27.84

Options transferred out	(1,249)	31.02	—
Options terminated	(341)	37.69	—

Balance at December 31, 2003	7,929	$31.13	$30.98

        Outstanding options expire on various dates through 2013.

        The following table summarizes information about stock options related to our employees outstanding at December 31, 2003:

	Outstanding			Exercisable
Exercise price range	Shares in thousands	Average life(a)	Average exercise price	Shares in thousands	Average exercise price
$8.16 — 14.73	1,479	1.7	$11.20	1,479	$11.20
22.08 — 26.42	877	4.2	24.58	877	24.57
27.05 — 30.45	1,512	8.6	27.08	323	27.20
31.53 — 40.19	1,830	6.8	36.24	729	37.20
42.33 — 57.31	2,231	7.0	45.45	1,203	45.31

Total	7,929	6.0	$31.13	4,611	$27.88

(a)
Average contractual life remaining in years.

        At year-end 2002, options with an average exercise price of $21.14 were exercisable on 4,579 thousand shares; at year-end 2001, options with an average exercise price of $15.66 were exercisable on 4,323 thousand shares.

        The following table contains the weighted-average grant-date fair value information for 2003, 2002 and 2001. The fair value is estimated using the Black-Scholes option pricing model.

	2003	2002	2001
Fair value per option(a)	$9.55	$7.68	$13.53
Valuation assumptions
Expected option term (years)	6.0	6.0	6.0
Expected volatility	34.7%	33.7%	30.5%
Expected dividend yield	2.5%	2.7%	1.6%
Risk-free interest rate	3.5%	3.5%	4.9%

(a)
Weighted averages of option grants during each period.

(18)    Related Party Transactions

      GE provides a variety of products and services to us, and we provide a variety of products and services to GE. The services we receive from GE included:

  •
  customer service, transaction processing and a variety of functional support services provided by GE Capital International Services, or GECIS;

  •
  employee benefit processing and payroll administration, (see notes 12 and 17);

  •
  employee training programs, including access to GE training courses;

  •
  insurance coverage under the GE insurance program;

  •
  information systems, network and related services;

  •
  leases for vehicles, equipment and facilities; and

  •
  other financial advisory services such as tax consulting, capital markets services, research and development activities, and trademark licenses.

Our total expenses for these services were $87 million, $74 million and $52 million for the years ended December 31, 2003, 2002 and 2001, respectively. We also receive investment management and related administrative services provided by GEAM, for which we incurred expenses of $61 million, $39 million and $2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        In addition, we have recorded our allocated share of GE's corporate overhead for certain services provided to us, which are not specifically billed to us, including public relations, investor relations, treasury, and internal audit services in the amount of $50 million, $49 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively. We have also recorded expenses associated with GE stock option and restricted stock unit grants in the amount of $9 million, $6 million and $4 million for the years ended December 31, 2003, 2002 and 2001, respectively, as described in note 17. These amounts will not be paid to GE and have been recorded as a capital contribution in each year.

        We have entered into certain insurance transactions with affiliates of GE. During each of 2003, 2002 and 2001 we collected $24 million, $20 million and $20 million, respectively, of premiums from various GE affiliates for long-term care insurance provided to employees of such affiliates. We have also reinsured some of the risks of our insurance policies with affiliates, and paid premiums of $56 million, $60 million and $58 million to ERC Life Reinsurance Company (an affiliate until December 2003), and $100 million, $94 million and $0 million to GE Pension Limited in 2003, 2002 and 2001, respectively.

        We distribute some of our products through affiliates. We distribute our European payment protection insurance, in part, through arrangements with GE's consumer finance division and other GE entities, for which we have received gross written premiums of $293 million, $218 million and $194 million during 2003, 2002 and 2001, respectively. We have also reinsured lease obligation insurance and credit insurance marketed by GE's consumer finance division and other GE entities, for which we received premiums of $94 million, $105 million and $92 million during 2003, 2002 and 2001.

        We sell to GE Mortgage Services, an affiliate of GE, properties acquired through claim settlement in our U.S. mortgage insurance business at a price equal to the product of the property's fair value and an agreed upon price factor. Under these arrangements, we received proceeds of $9 million, $13 million and $11 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        During 2002, we sold certain available-for-sale fixed maturities to a subsidiary of GE Capital that is not consolidated in our financial statements at fair value, which resulted in net realized investment gains of $114 million.

        As of December 31, 2003 and 2002, we had several notes receivable from various GE affiliates in the amount of $209 million and $367 million, respectively. These notes mature at various dates through 2017 and bear interest at rates between 5.46% and 6.63%.

        As of December 31, 2003 and 2002, we had approximately €2 million ($2 million) and £5 million ($9 million), respectively, of notes payable to various GE affiliates. These notes mature in 2011 and 2007 and bear interest at the six-month Euro Interbank Offered Rate ("EURIBOR") and 8.80%, respectively.

        As of December 31, 2002, our Japanese life insurance business had ¥62.8 billion of long-term borrowings from various GE affiliates, which were carried at the translated amount of $530 million. As described in note 4, we sold our Japanese life insurance and domestic auto and homeowners' insurance businesses to American International Group, Inc. in 2003.

        As of December 31, 2003 and 2002, we had certain operating receivables of $254 million and $0 million, respectively, and payables of $673 million and $763 million, respectively, with certain affiliated companies.

        As of December 31, 2003, we held $47 million of commercial paper issued by GE Capital.

        As of December 31, 2003 and 2002, we had a line of credit with GE that had an aggregate borrowing limit of $2.5 billion. There was an outstanding balance of $548 million as of December 31, 2003 and no outstanding balance as of December 31, 2002. Outstanding borrowings under this line of credit bear interest at the three-month U.S.$ London Interbank Offered Rate ("LIBOR") plus 25 basis points. Interest is accrued and settled quarterly, in arrears. We incurred interest expense under this line of credit of $0.5 million, $8 million and $11 million for the years ended December 31, 2003, 2002, and 2001, respectively. We also had a line of credit with an affiliate of GE Capital with an aggregate borrowing line of £10 million. There was no outstanding balance as of December 31, 2003 or 2002.

        We, along with GE Capital, are participants in a revolving credit agreement that involves an international cash pooling arrangement on behalf of a number of GE subsidiaries in Europe, including some of our European subsidiaries. In these roles, either participant may make short-term loans to the other as part of the cash pooling arrangement. Each such borrowing shall be repayable upon demand, but not to exceed 364 days. This unsecured line of credit has an interest rate per annum equal to GE Capital Services' cost of funds for the currency in which such borrowing is denominated. This credit facility has an annual term, but is automatically extended for successive terms of one year each, unless terminated in accordance with the terms of the agreement. We had a net receivable of $9 million and $85 million under this credit facility as of December 31, 2003 and 2002, respectively.

        GE Capital from time to time has provided guarantees and other support arrangements on our behalf, including performance guarantees and support agreements relating to securitization and comfort letters provided to government agencies. We have not incurred any charges for the provision of these guarantees and other support arrangements.

(19)    Fair Value of Financial Instruments

        Assets and liabilities that are reflected in the accompanying combined financial statements at fair value are not included in the following disclosure of fair value; such items include cash and cash equivalents, investment securities, separate accounts and derivative financial instruments. Other financial assets and liabilities—those not carried at fair value—are discussed below. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

The bases on which we estimate fair values are as follows:

        Mortgage loans.    Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

        Other financial instruments.    Based on comparable market transactions, discounted future cash flows, quoted market prices, and/or estimates of the cost to terminate or otherwise settle obligations.

        Borrowings.    Based on market quotes or comparables.

        Investment contract benefits.    Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

        Insurance—credit life.    Based on future cash flows, considering expected renewal premiums, claims, refunds and servicing costs, discounted at a current market rate.

        Insurance—mortgage.    Based on carrying value which approximates fair value.

        The following represents the fair value of financial assets and liabilities at December 31:

	2003					2002
	Notional amount			Carrying amount	Estimated fair value	Notional amount			Carrying amount	Estimated fair value
(Dollar amounts in millions)
Assets:
Mortgage loans	$	(a	)	$6,114	$6,414	$	(a	)	$5,302	$5,684
Other financial instruments		(a	)	34	34		(a	)	44	44
Liabilities:
Borrowing and related instruments:
Borrowings (b) (c)		(a	)	2,768	2,754		(a	)	2,322	2,322
Investment contract benefits		(a	)	31,206	31,013		(a	)	30,962	32,238
Insurance — credit life		11,321		2,249	2,249		12,365		2,070	2,070
Performance guarantees, principally letters of credit		119		—	—		119		—	—
Insurance — mortgage		70,300		1,556	1,556		55,300		1,077	1,077

Other firm commitments:
Ordinary course of business lending commitments	56	—	—	163	—	—
Commitments to fund limited partnerships	41	—	—	88	—	—

(a)
These financial instruments do not have notional amounts.

(b)
See note 13.

(c)
Includes effects of interest rate and currency swaps.

        On January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as discussed in note 2. The paragraphs that follow provide additional information about derivatives and hedging relationships in accordance with SFAS 133.

        The nature of our business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates. As discussed more fully in note 2 of the combined financial statements, we use derivative financial instruments to mitigate or eliminate certain of those risks. The January 1, 2001, accounting change previously described affected only the pattern and timing of non-cash accounting recognition.

        A reconciliation of current period changes for the years ended December 31, 2003 and 2002, net of applicable income taxes in the separate component of stockholder's interest labeled "derivatives qualifying as hedges", follows:

	2003	2002
(Dollar amounts in millions)
Derivatives qualifying as hedges as of January 1	$(98)	$(168)
Current period (decreases) increases in fair value, net	37	21
Reclassification to earnings, net	20	49
Reclassification adjustment from discontinued operations, net	36	—

Balance at December 31	$(5)	$(98)

        Derivatives and Hedging.    Our business activities routinely deal with fluctuations in interest rates in currency exchange rates and other asset prices. We follow strict policies for managing each of these risks, including prohibition on derivatives market-making, speculative derivatives trading or other speculative derivatives activities. These policies require the use of derivative instruments in concert with other techniques to reduce or eliminate these risks.

        Cash flow hedges.    Under SFAS 133, cash flow hedges are hedges that use simple derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate assets, floating rate liabilities or from certain types of forecasted transactions, and can arise from changes in interest rates or currency exchange rates. For example, we may borrow funds at a variable rate of interest. If we need these funds to make a floating rate loan, there is no exposure to interest rate changes, and no hedge is necessary. However, if a fixed rate loan is made, we may contractually commit to pay a fixed rate of interest to a counterparty who will pay us a variable rate of interest (an "interest rate swap"). This swap will then be designated as a cash flow hedge of the associated variable rate borrowing. If, as would be expected, the derivative is highly effective in offsetting variable rates in the borrowing, changes in its fair value are recorded in a separate component of accumulated nonowner changes in stockholder's interest and released to earnings contemporaneously with the earnings effects of the hedged item. Further information about hedge effectiveness is provided below.

        We use currency forwards and interest rate and currency swaps, to optimize investment returns and borrowing costs. For example, currency swaps and non-functional currency borrowings together provide lower funding costs than could be achieved by issuing debt directly in a given currency.

        At December 31, 2003, amounts related to derivatives qualifying as cash flow hedges resulted in an increase of stockholder's interest of $93 million, of which $8 million was expected to be transferred to earnings in 2004, along with the earnings effects of the related forecasted transactions in 2003.

        Fair value hedges.    Under SFAS 133, fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. For example, we often purchase assets which pay a fixed rate of interest. If these assets were purchased to support fixed rate liabilities, there is consistency in the interest rate exposure of both, and no hedge is necessary. However, if the assets were purchased to offset floating rate liabilities, we will contractually commit to pay a fixed rate of interest to a counterparty who will pay us a floating rate of interest (an "interest rate swap"). This swap will then be designated as a fair value hedge of the asset purchased. Changes in fair value of derivatives designated and effective as fair value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item.

        We use interest rate swaps, currency swaps and interest rate and currency forwards to hedge the effect of interest rate and currency exchange rate changes on local and non functional currency denominated fixed rate borrowings and certain types of fixed rate assets. Equity options are used to hedge price changes in equity indexed annuity liabilities.

        Net investment hedges.    The net investment hedge designation under SFAS 133 refers to the use of derivative contracts or cash instruments to hedge the foreign currency exposure of a net investment in a foreign operation. Currency exposures that result from net investments in affiliates are managed principally by funding assets denominated in local currency with liabilities denominated in that same currency.

        Derivatives not designated as hedges.    SFAS 133 specifies criteria that must be met in order to apply any of the three forms of hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. We use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting as described in the following paragraph. We will also occasionally receive derivatives in the ordinary course of business. Under SFAS 133, derivatives that do not qualify for hedge accounting are marked to market through earnings.

        We use option contracts, including floors, as an economic hedge of changes in interest rates, currency exchange rates and equity prices on certain types of liabilities. Although these instruments are considered to be derivatives under SFAS 133, our economic risk is similar to, and managed on the same basis as other equity instruments we hold.

        Earnings effects of derivatives.    The table that follows provides additional information about the earnings effects of derivatives. In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS 133 whether effective or not, and must therefore be marked to market through earnings. Time value of purchased options is the most common example of such elements in instruments we use. Pre-tax earnings effects of such items for the year ended December 31, 2003 are shown in the following table as "Amounts excluded from the measure of effectiveness."

	Cash flow hedges	Fair value hedges
(Dollar amounts in millions)

Ineffectiveness	$1	$5
Amounts excluded from the measure of effectiveness	—	—

        At December 31, 2003, the fair value of derivatives in a gain position and recorded in Other assets was $252 million and the fair value of derivatives in a loss position and recorded in Other liabilities was $281 million.

        Counterparty credit risk.    The risk that counterparties to derivative contracts will be financially unable to make payments to us according to the terms of the agreements is counterparty credit risk. We manage counterparty credit risk on an individual counterparty basis, which means that we net gains and losses for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts they owe us, typically as a result of changes in market conditions (see table below), no additional transactions are permitted to be executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are required to be executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-. If the downgrade provisions had been triggered at December 31, 2003, we could have been required to disburse up to $190 million and could have claimed $161 million from counterparties—the net fair value losses and gains. At December 31, 2003 and 2002, gross fair value gains were $252 million and $278 million, respectively. At December 31, 2003 and 2002, gross fair value losses were $281 million and $275 million, respectively.

        Except for such positions, all other swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. We may, however, enter into derivative transactions for durations of five years or longer with lower rated counterparties (Moody's Aa3 and S&P's AA-) if the agreements governing such transactions require both us and the counterparties to provide collateral in certain circumstances. Foreign exchange forwards with contractual maturities shorter than one year must be executed with counterparties having an A-1/ P-1 credit rating and the credit limit for these transactions is $150 million.

Counterparty credit criteria

Credit Rating
	Moody's	Standard & Poor's
Term of transaction
Up to five years	Aa3	AA-
Greater than five years	Aaa	AAA
Credit exposure limit
Up to $50 million	Aa3	AA-
Up to $75 million	Aaa	AAA

(20)    Non-Controlled Entities

        One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital-sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of our alternatives and predominately uses GE Capital-sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

        The following table summarizes the current balance of assets sold to Qualified Special Purposes Entities (QSPE's) at December 31:

	2003	2002
(Dollar amounts in millions)

Assets—collateralized by:
Commercial mortgage loans	$816	$428
Fixed maturities	—	679
Other receivables	800	825

Total assets	$1,616	$1,932

        We evaluate the economic, liquidity and credit risk related to the above QSPEs and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations, or liquidity. Financial support for certain SPE's is provided under credit support agreements, in which we provide limited recourse for a maximum of $119 million of credit losses in qualifying entities. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital. We record liabilities for such guarantees based on our best estimate of probable losses. To date, we have not been required to make any payments under any of the credit support agreements. These agreements will remain in place throughout the life of the related entities.

        Sales of securitized assets to SPEs result in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. Amounts recognized in our combined financial statements related to sales to sponsored or supported SPEs at December 31 are as follows:

	2003		2002
	Cost	Fair value	Cost	Fair value
(Dollar amounts in millions)
Retained interests—assets	$143	$171	$76	$103
Servicing asset	—	—	—	—
Recourse liability	—	—	—	—

Total	$143	$171	$76	$103

        Retained interests.    In certain securitization transactions, we retain an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks.

        Servicing assets.    Following a securitization transaction, we retain the responsibility for servicing the receivables, and, as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There are no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

        Recourse liability.    As described previously, under credit support agreements we provide recourse for credit losses in special purpose entities. We provide for expected credit losses under these agreements and such amounts approximate fair value.

(21)    Restrictions on Dividends

        Our insurance companies are restricted by state and foreign insurance departments as to the aggregate amount of dividends they may pay to their parent without regulatory approval, the purpose of which is to protect affected insurance policyholders, depositors or investors. Dividends in excess of regulatory prescribed limits are deemed "extraordinary" and require formal insurance department approval. Based on statutory results as of December 31, 2003, our subsidiaries could pay dividends of $1,121 million to us in 2004 without obtaining regulatory approval.

        We received from our insurance subsidiaries dividends of $1,472 ($1,400 million of which were deemed "extraordinary") million, $840 million ($375 million of which were deemed "extraordinary") and $410 million, during 2003, 2002 and 2001, respectively. During 2003, we also received dividends from insurance subsidiaries related to discontinued operations of $495 million. We declared and paid dividends of $3,168 to our parent during 2003. We declared dividends of $171 million during 2002 of which $107 million was paid in 2002 and $64 million was paid in 2003. We declared dividends of $31 million in 2001 of which $6 million was paid in 2001 and $25 million was paid in 2002.

(22)    Supplementary Financial Data

        Our U.S. domiciled insurance subsidiaries file financial statements with state insurance regulatory authorities and the "NAIC" that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net earnings and stockholder's interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. Our insurance subsidiaries have no significant permitted accounting practices.

        Combined statutory net income for our U.S. domiciled insurance subsidiaries for the years ended December 31, 2003, 2002 and 2001 was $389 million, $26 million and $648 million, respectively. The combined statutory capital and surplus as of December 31, 2003 and 2002 was 7.0 billion and 7.2 billion, respectively.

        The NAIC has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. The RBC formula is designated as an early warning tool for the states to identify possible undercapitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor the RBC level of each of our insurance subsidiaries. At December 31, 2002 and 2001, each of our insurance subsidiaries exceeded the minimum required RBC levels.

        For statutory purposes, our mortgage insurance subsidiaries are required to maintain a statutory contingency reserve. Annual additions to the statutory contingency reserve equal 50% of earned premiums and are maintained for ten years.

(23)    Operating and Geographic Segments

  (a) Operating Segment Information

        We conduct our operations through five business segments: (1) Protection, which includes our life insurance, long-term care insurance, group life and health insurance and European payment protection insurance; (2) Retirement Income and Investments, which includes our fixed, variable and income annuities, variable life insurance, asset management and specialized products, including GICs, funding agreements and structured settlements; (3) Mortgage Insurance, which includes our mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages; (4) Affinity, which includes life and health insurance and other financial products and services offered directly to consumers through affinity marketing arrangements with a variety of organizations, an institutional asset management business and several other small businesses that are not part of our core ongoing business; and (5) Corporate and Other, which includes net realized investment gains (losses), interest and other debt financing expenses and unallocated corporate income and expenses, as well as the results of several small, non-core businesses that are managed outside our operating segments.

        The following is a summary of segment activity for 2003, 2002 and 2001:

2003—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$4,588	$1,045	$716	$244	$110	$6,703
Net investment income	1,199	2,511	218	62	25	4,015
Net realized investment gains	—	—	—	—	10	10
Policy fees and other income	366	225	48	260	44	943

Total revenues	6,153	3,781	982	566	189	11,671

Benefits and other changes in policy reserves	2,997	1,871	115	196	53	5,232
Interest credited	365	1,259	—	—	—	1,624
Underwriting acquisition and insurance expenses, net of deferrals	1,029	232	299	239	143	1,942
Amortization of deferred acquisition costs and intangibles	1,001	190	37	110	13	1,351
Interest expense	3	—	—	—	137	140

Total benefits and expenses	5,395	3,552	451	545	346	10,289

Earnings (loss) from continuing operations before income taxes	758	229	531	21	(157)	1,382
Provision (benefit) for income taxes	271	78	162	5	(103)	413

Net earnings (loss) from continuing operations	$487	$151	$369	$16	$(54)	$969

Total assets	$29,254	$55,614	$6,110	$2,315	$10,138	$103,431

2002—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$4,088	$991	$677	$247	$104	$6,107
Net investment income	1,136	2,522	231	70	20	3,979
Net realized investment gains	—	—	—	—	204	204
Policy fees and other income	381	243	38	271	6	939

Total revenues	5,605	3,756	946	588	334	11,229

Benefits and other changes in policy reserves	2,630	1,769	46	180	15	4,640
Interest credited	362	1,283	—	—	—	1,645
Underwriting acquisition and insurance expenses, net of deferrals	930	221	233	312	112	1,808
Amortization of deferred acquisition costs and intangibles	846	210	39	116	10	1,221
Interest expense	—	—	—	—	124	124

Total benefits and expenses	4,768	3,483	318	608	261	9,438

Earnings (loss) from continuing operations before income taxes	837	273	628	(20)	73	1,791
Provision (benefit) for income taxes	283	87	177	(17)	(119)	411

Net earnings (loss) from continuing operations	$554	$186	$451	$(3)	$192	$1,380

Total assets	$27,104	$53,624	$6,066	$2,317	$28,246	$117,357

2001—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$3,915	$1,023	$698	$286	$90	$6,012
Net investment income (losses)	1,119	2,482	227	74	(7)	3,895
Net realized investment gains	—	—	—	—	201	201
Policy fees and other income	409	216	40	327	1	993

Total revenues	5,443	3,721	965	687	285	11,101

Benefits and other changes in policy reserves	2,380	1,736	150	188	20	4,474
Interest credited	342	1,278	—	—	—	1,620
Underwriting acquisition and insurance expenses, net of deferrals	1,043	187	180	320	93	1,823
Amortization of deferred acquisition costs and intangibles	839	181	51	156	10	1,237
Interest expense	—	—	—	—	126	126

Total benefits and expenses	4,604	3,382	381	664	249	9,280

Earnings from continuing operations before income taxes	839	339	584	23	36	1,821
Provision (benefit) for income taxes	301	124	156	(1)	10	590

Net earnings from continuing operations	$538	$215	$428	$24	$26	$1,231

Total assets	$24,647	$50,512	$5,830	$2,211	$20,798	$103,998

  (b)    Revenues of Major Product Groups

(Dollar amounts in millions)	2003	2002	2001

Long-term care insurance	$2,417	$2,087	$1,921
European payment protection insurance	1,615	1,372	1,303
Life insurance	1,444	1,432	1,511
Group life and health insurance	677	714	708

Total Protection segment revenues	6,153	5,605	5,443

Spread-based products	3,457	3,447	3,456
Fee-based products	324	309	265

Total Retirement Income and Investments segment revenues	3,781	3,756	3,721

U.S. mortgage insurance	665	750	812
International mortgage insurance	317	196	153

Total Mortgage Insurance segment revenues	982	946	965

Affinity segment revenues	566	588	687

Corporate and Other segment revenues	189	334	285

Total revenues	$11,671	$11,229	$11,101

  (c)
  Geographic Segment Information

        We conduct our operations in two geographic regions: (1) United States and (2) International.

        The following is a summary of geographic region activity as of and for the years ended December 31, 2003, 2002 and 2001.

2003	United States	International	Combined
(Dollar amounts in millions)
Total revenues	$9,620	$2,051	$11,671

Net earnings from continuing operations	$717	$252	$969

Total assets	$96,452	$6,979	$103,431

2002
Total revenues	$9,622	$1,607	$11,229

Net earnings from continuing operations	$1,217	$163	$1,380

Total assets	$111,739	$5,618	$117,357

2001
Total revenues	$9,577	$1,524	$11,101

Net earnings from continuing operations	$1,094	$137	$1,231

Total assets	$98,569	$5,429	$103,998

(24)    Litigation

        We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we are operating. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages. Given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in some of our matters could have a material adverse effect on our combined financial condition or results of operations.

        One of our insurance subsidiaries is named as a defendant in a lawsuit in Georgia (McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co.("GE Life")) related to the sale of universal life insurance policies. The complaint was filed on November 1, 2000 as a class action on behalf of all persons who purchased certain universal life insurance policies from that subsidiary and alleges improper practices in connection with the sale and administration of universal life policies. We have vigorously denied liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve its differences with policyholders, GE Life agreed in principle on October 8, 2003, to settle the case on a nationwide class action basis. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class and the U.S. District Court for approval, and a final settlement is not certain. In the third quarter of 2003, we accrued $50 million in reserves relating to this litigation, which represents our best estimate of bringing this matter to conclusion. The precise amount of payments in this matter cannot be estimated because they are dependent upon court approval of the class and related settlement, the number of individuals who ultimately will seek relief in the claim form process of any approved class settlement, the identity of such claimants and whether they are entitled to relief under the settlement terms and the nature of the relief to which they are entitled.

        One of our mortgage insurance subsidiaries is named as a defendant in two lawsuits filed in the U.S. District Court for the Northern District of Illinois, William Portis et al. v. GE Mortgage Insurance Corp. and Karwo v. Citimortgage, Inc. and General Electric Mortgage Insurance Corporation. The Portis complaint was filed on January 15, 2004, and the Karwo complaint was filed on March 15, 2004. Each action seeks certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance at a rate higher than our "best available rate," based upon credit information we obtained. Each action alleges that the Federal Fair Credit Reporting Act (the "FCRA") requires an "adverse action" notice to such borrowers and that we violated the FCRA by failing to give such notice. The plaintiffs in Portis allege in the complaint that they are entitled to "actual damages" and "damages within the Court's discretion of not more than $1,000 for each separate violation" of the FCRA. The plaintiffs in Karwo allege that they are entitled to "appropriate actual, punitive and statutory damages" and "such other or further relief as the Court deems proper." Similar cases are pending against six other mortgage insurers. We intend to vigorously defend against these actions, but we cannot predict their outcome.

Independent Auditors' Report

The Board of Directors
Genworth Financial inc.:

        We have audited the accompanying statement of financial position of Genworth Financial, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit of a statement of financial position includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement. An audit of a statement of financial position also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

        In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Genworth Financial, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Richmond, Virginia
February 6, 2004

Genworth Financial, Inc.

Statement of Financial Position

December 31, 2003

Assets
Cash	$1,000

Total Assets	$1,000

Stockholder's Interest
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	$10
Capital in excess of par value	990

Total Stockholder's Interest	$1,000

Note to Statement of Financial Position

1.
Organization and Purpose

        Genworth Financial, Inc. ("Genworth") was incorporated in Delaware on October 23, 2003. In connection with its formation, Genworth issued 1,000 shares of common stock for $1,000 to GE Financial Assurance Holdings, Inc. ("GEFAHI"), an indirect subsidiary of General Electric Company ("GE").

        Genworth was formed in preparation for the corporate reorganization of certain insurance and related subsidiaries of GE and an initial public offering of Genworth common stock. Genworth will acquire substantially all of the assets and liabilities of GEFAHI, a holding company for a group of companies that provide annuities and other investment products, life insurance, long-term care insurance, group life and health insurance and mortgage insurance. Genworth will also acquire certain other insurance businesses currently owned by other GE subsidiaries and enter into several significant reinsurance transactions with an affiliate of GE.

        Other than the receipt and deposit of its initial capital and the filing of a Registration Statement with the Securities and Exchange Commission in connection with the planned initial public offering of its common stock, Genworth has not undertaken commercial activities.

Glossary of Selected Insurance Terms

        The following Glossary includes definitions of certain insurance, reinsurance, investment and other terms.

A.M. Best	A.M. Best Company, a rating agency.
Account value	The amount of investment products held for the benefit of a policyholder or contract holder. For mutual funds, account value is equal to fair market value.
Accumulation period	The period during which an individual makes regular contributions to a deferred annuity or retirement plan. The period ends when the income payments begin.
Annualized first-year premiums	Premium payments related only to new sales and calculated as if they were consistently paid for the full year of the sale even if they were actually paid for only a portion of the year of the sale.
Annuity	A contract that provides for periodic payments to an annuitant for a specified period, often until the annuitant's death.
Assets under management	Assets we manage directly in our proprietary products, such as our mutual funds and variable annuities, in our separate accounts and in our general account, and assets invested in investment options included in our products that are managed by third-party sub-managers.
Bulk insurance	Primary mortgage insurance whereby a portfolio of loans is insured in a single, bulk transaction.
Captive reinsurance	In the mortgage insurance industry, a reinsurance program in which the mortgage insurer shares portions of the mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies affiliated with these lenders.
Captive reinsurer	In the mortgage insurance industry, any reinsurance company that is wholly-owned by another organization (generally the lender or an affiliate of the lender), the main purpose of which is to insure the risks of the parent organization.
Cash value	The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.
Cede	Reinsuring with another insurance company all or a portion of the risk we insure.
Credit ratings	The opinions of rating agencies regarding an entity's ability to repay its indebtedness.

The purpose of Moody's credit ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted. Moody's long-term obligation ratings currently range from "Aaa" (highest quality) to "C" (lowest rated). Moody's long-term obligation ratings grade debt according to its investment quality. Moody's considers "Aa2" and "A3" rated long-term obligations to be upper-medium grade obligations and subject to low risk. Moody's short-term credit ratings range from "P-1" (superior) to "NP" (not prime).
S&P's credit ratings range from "AAA" (highest rating) to "D" (payment default). S&P publications indicate that an "A+" rated issue is somewhat more susceptible to the adverse effects of changes in circumstances and economic condition than obligations in higher rated categories; however, the obligor's capacity to meet its financial commitment to the obligation is still strong. S&P short-term ratings range from "A-1" (highest category) to "D" (payment default). Within the A-1 category some obligations are designated with a plus sign (+) indicating that the obligor's capacity to meet its financial commitment on the obligation is extremely strong.
Crediting rate	The interest rate credited on a life insurance policy or annuity contract, which may be a guaranteed fixed rate, a variable rate or some combination of both.
Deferred acquisition costs (DAC)	Commissions and other selling and issuance expenses which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies in conformity with U.S. GAAP. These costs include commissions in excess of ultimate renewal commissions, direct mail and printing costs, sales material and some support costs, such as underwriting and policy and contract issuance expenses.
Deferred annuities	Annuity contracts that delay income payments until the holder chooses to receive them.
Defined benefit pension plan	A pension plan that promises to pay a specified amount to each eligible plan member who retires.
Defined contribution plan	A plan established under Section 401(a), 401(k), 403(b) or 457(b) of the Internal Revenue Code, under which the benefits to a participant depend on contributions made to, and the investment return on, the participant's account.
Earned premium	The portion of written premium, net of any amount ceded, that represents coverage already provided or that belongs to the insurer based on the part of the policy period that has passed.
Financial strength ratings	The opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under its insurance policies.

A.M. Best's financial strength ratings for insurance companies currently range from "A++" (superior) to "F" (in liquidation). A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. A.M. Best considers "A" and "A-" rated companies to have an excellent ability to meet their ongoing obligations to policyholders and "B++" companies to have a good ability to meet their ongoing obligations to policyholders.
Fitch's financial strength ratings currently range from "AAA" (exceptionally strong) to "D" (distressed). These ratings provide an assessment of the financial strength of an insurance organization and its capacity to meet senior obligations to policyholders and contract holders on a timely basis. According to Fitch's publications, "AA" (very strong) rated insurance companies are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small. The symbol (+) or (-) may be appended to a rating to indicate the relative position of a credit within a rating category. Such suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category.
Moody's financial strength ratings currently range from "Aaa" (exceptional) to "C" (lowest rated). Moody's ratings reflect the ability of insurance companies to repay punctually senior policy-holder claims and obligations. Moody's indicates that "A1" rated insurance companies offer good financial security, but elements may be present which suggest a susceptibility to impairment sometime in the future. The symbol "1" following "A" shows a company's relative standing within the "A" rating category.
S&P's financial strength ratings currently range from "AAA" (extremely strong) to "R" (regulatory action). These ratings reflect S&P's opinion of an operating insurance company's financial capacity to meet the obligations of its insurance policies and contracts in accordance with their terms. According to S&P's publications, "A+" rated insurance companies have strong financial security characteristics, but are somewhat more likely to be affected by adverse business conditions than insurers with higher ratings. The symbol (+) following "A" shows a company's relative standing within the "A" rating category.
First-year premiums	The amount of premiums received during the first year on insurance policies sold plus the amount of deposits on variable and universal life policies sold or additional premiums or deposits from conversions received over the specified period. This figure does not reflect policies that lapse in their first year.

Fitch	Fitch Ratings Ltd. and its subsidiaries, a rating agency.
Fixed annuities	An annuity under which the interest rate credited on the annuity during the accumulation phase is a fixed rate, which may change periodically, until it matures.
Flow insurance	Primary mortgage insurance placed on an individual loan when the loan is originated.
Funding agreements	A contract that guarantees a minimum rate of return, which may be fixed or floating, on the amount invested.
General account	All of the assets of our insurance companies recognized for statutory accounting purposes other than those specifically allocated to a separate account. We bear the risk of our investments held in our general account.
Gross written premiums	Total premiums for insurance written and reinsurance assumed during a given period.
Group insurance	Insurance which is issued to a group, such as an employer, credit union, or trade association, and which provides coverage for individuals and sometimes their dependents.
Guaranteed investment contract (GIC)	A contract, usually purchased by ERISA qualified plans, that guarantees a minimum rate of return, which may be fixed or floating, on the amount invested.
Immediate annuities	Annuity contracts under which the benefits payable to the annuitant begin to be paid within one year of contract issuance.
Income annuities	Annuity contracts that provide for a single premium at the time of issue and guarantee a series of payments beginning within one year of the issue date and continuing over a period of years.
In-force	Policies and contracts reflected on our applicable records that have not expired or been terminated as of a given date.
Insurance in force	The value of mortgage insurance policies, based on the original principal amount of mortgages covered by mortgage insurance policies that remain in effect.
LIMRA International	Life Insurance Marketing and Research Association, an association of life insurance and other financial services companies.
Loan-to-value	The ratio of the original principal balance of a mortgage loan to the property's fair market value or appraised value at the time of the loan.
Long-term care insurance	Insurance that protects the insured from certain costs of care at home or in an outside facility.
Loss adjustment expense	The expense involved in settling a loss, excluding the actual value of the loss.

Medical stop loss insurance	Insurance that provides protection against catastrophic or unpredictable losses. It is purchased by employers who have decided to self-fund their employee benefit plans, but do not want to assume 100% of the liability for losses arising from the plans. Under a medical stop loss policy, the insurance company becomes liable for losses that exceed certain limits called deductibles.
Medicare supplement insurance	Insurance that provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.
Moody's	Moody's Investors Service, Inc., a rating agency.
Morbidity	The incidence of disease or disability in a specific population over a specific period of time.
Mortality	The number of deaths in a specific population over a specific period of time.
New insurance written	The original principal balance of mortgages covered by newly issued primary mortgage insurance.
New risk written	The original principal balance of mortgage loans covered by newly issued primary mortgage insurance, multiplied by the applicable coverage percentage.
Non-admitted assets	Certain assets or portions thereof that are not permitted to be reported as admitted assets in an insurer's statutory financial statement. As a result, certain assets which normally would be accorded value in the financial statements of non-insurance corporations are accorded no value and thus reduce the reported statutory policyholder surplus of the insurer.
Payment protection insurance	Insurance that helps consumers meet their payment obligations on outstanding financial commitments, such as mortgage, personal loans or credit cards, in the event of a misfortune, such as accident, illness, involuntary unemployment, temporary incapacity, permanent disability or death.
Persistency	Measurement by premiums of the percentage of insurance policies or annuity contracts remaining in force between specified measurement dates.
Policy loans	Loans from an insurer secured by the cash surrender value of a life insurance policy.
Pool insurance	In the U.S., mortgage insurance coverage on portfolios of loans, typically with an aggregate coverage limit, which is used as a credit enhancement in connection with the securitization of the related portfolio.
Portfolio credit enhancement	In our international mortgage insurance businesses, a form of primary mortgage insurance purchased by lenders on loans in a portfolio to reduce capital requirements or as a credit enhancement in anticipation of securitization.

Premiums	Payments and other consideration received on insurance policies issued or reinsured by an insurance company, which are earned in accordance with U.S. GAAP over the terms of the related insurance policies or in proportion to expected claims or expiration of risk, depending on the nature of the policy. Under U.S. GAAP, premiums on investment-type contracts are not accounted for as revenues.
Present value of future profits (PVFP)	An intangible asset that represents the actuarially estimated present value of future cash flows from an acquired block of insurance policies or investment contracts and that is amortized over the estimated life of the related insurance policies or contracts in conformity with U.S. GAAP.
Primary mortgage insurance	Mortgage insurance, including flow and bulk but excluding pool, that protects mortgage lenders and investors from default-related losses on mortgage loans.
Primary mortgage insurance in force	Primary mortgage insurance, as determined by the value of mortgage insurance policies that remain in effect, based on the original principal amount of mortgages covered by such policies.
Private mortgage insurance	Mortgage insurance provided by nongovernmental insurers that protects a lender or investor against loss if the borrower defaults.
Qualified insurer	A mortgage guaranty insurer that is approved by each of Fannie Mae and Freddie Mac, pursuant to their respective charters, as meeting their requirements for insuring against credit losses on high loan-to-value loans.
Reinsurance	The ceding by one insurance company to another company of all or a portion of a risk for a premium. The ceding of risk, other than in the case of assumption reinsurance, does not relieve the original insurer of its liability to the insured.
Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established losses, future benefits, claims, loss expenses and unearned premiums. With respect to mortgage insurance, a statutory contingency reserve is also required to be established by applicable law to protect against catastrophic losses.
Risk in force	The original principal amount of mortgage loans, multiplied by the coverage percentage under the mortgage insurance policies that remain in effect.
S&P	Standard & Poor's Ratings Group, a rating agency.

Separate accounts	Assets of our insurance companies allocated under certain policies and contracts that are segregated from the general account and other separate accounts. The policyholder or contractholder bears the risk of investments held in a separate account.
Statutory accounting principles (SAP)	Accounting practices prescribed or permitted by an insurer's domiciliary state insurance regulator for purposes of financial reporting to regulators.
Statutory reserves	Monetary amounts established by state insurance law that an insurer must have available to provide for future obligations with respect to all policies. Statutory reserves are liabilities on the balance sheet of financial statements prepared in conformity with statutory accounting practices.
Statutory surplus	The excess of admitted assets over statutory liabilities as shown on an insurer's statutory financial statements.
Structured settlements	Customized annuities used to provide to a claimant ongoing periodic payments instead of a lump-sum payment. Structured settlements provide an alternative to a lump-sum settlement generally in a personal injury lawsuit and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant with benefits scheduled to be paid throughout a fixed period or for the life of the claimant.
Surrender charge	An amount specified in an insurance policy or annuity contract that is charged to a policyholder or contractholder for early cancellations of, or withdrawal under, that policy or contract.
Surrenders and withdrawals	Amounts taken from life insurance policies and annuity contracts representing the full or partial values of these policies or contracts.
Term life insurance	Life insurance written for a specified period and under which no cash value is generally available on surrender.
Traditional flow mortgage insurance	Primary mortgage insurance placed on individual loans at or shortly after loan origination. Coverage is generally limited to 50% or less of the original loan balance.
Underwriting	The process of examining, accepting or rejecting insurance risks and classifying those risks that are accepted, in order to charge policyholders an appropriate premium.
Unearned premiums	The portion of a premium, net of any amount ceded, that represents coverage that has not yet been provided or that will belong to the insurer based on the part of the policy period to elapse in the future.
Universal life insurance	Interest sensitive life insurance under which separately identified interest, and mortality and expense charges are made to the policy fund, typically with flexible premiums.
U.S. GAAP	Generally accepted accounting principles in the U.S.

Variable annuity	An annuity contract under which values during the accumulation phase fluctuate according to the investment performance of a separate account or accounts supporting such contract that are designated by the contractholder.
Variable life insurance	A life insurance policy under which the benefits payable to the beneficiary upon the death of the insured or the surrender of the policy will vary to reflect the investment performance of a separate account or accounts supporting such policy that are designated by the contractholder.
Whole life insurance	A life insurance policy for an insured's entire life that offers the beneficiary benefits in the event of the insured's death, provided premiums have been paid when due; it also allows for the buildup of cash value but has no investment feature.
Written premium	The premium entered on an insurer's books for a policy issued during a given period of time, whether coverage is provided only during that period of time or also during subsequent periods.

2,000,000 Shares

                  % Series A Cumulative Preferred Stock

Prospectus

                , 2004

        Through and including            , 2004 (the 90th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$12,670
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Miscellaneous		*

Total	$

*
To be completed by amendment

        All offering expenses will be payable by the selling stockholder.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of such corporation. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit.

        The amended and restated certificate of incorporation of Genworth Financial, Inc. (the "Registrant") provides that the Registrant will indemnify its directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law.

        The General Electric Company (the ultimate parent of the Registrant) maintains liability insurance for its directors and officers and for the directors and officers of its majority-owned subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws. Prior to the completion of this offering, the Registrant intends to obtain additional liability insurance for its directors and officers to reduce the deductible payable under the policy maintained by the General Electric Company.

Item 15. Recent Sales of Unregistered Securities

        The Registrant was incorporated on October 23, 2003 under the laws of the State of Delaware. In connection with its formation, the Registrant issued 1,000 shares of common stock for $1,000 to GE Financial Assurance Holdings, Inc., an indirect subsidiary of the General Electric Company, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of Genworth Financial, Inc.
3.2**	Amended and Restated Bylaws of Genworth Financial, Inc.
3.3***	Form of Certificate of Designations for Series A Cumulative Preferred Stock
4.1**	Specimen Class A Common Stock certificate
4.2**	Indenture, dated as of June 26, 2001, between GE Financial Assurance Holdings, Inc. and The Chase Manhattan Bank, as Trustee.
4.3**	First Supplemental Indenture, dated as of June 26, 2001, among GE Financial Assurance Holdings, Inc., The Chase Manhattan Bank, as Trustee, Paying Agent and Exchange Rate Agent, and The Chase Manhattan Bank, Luxembourg, S.A., as Paying Agent
4.4*	Form of Second Supplemental Indenture among Genworth Financial, Inc. and The Chase Manhattan Bank, as Trustee
4.5**	ISDA Master Agreement, dated as of March 2, 2000, between Morgan Stanley Derivative Products Inc. and GE Financial Assurance Holdings, Inc.
4.6**	Confirmation Letter, dated as of September 29, 2003, from Morgan Stanley Derivative Products Inc. to GE Financial Assurance Holdings, Inc.
4.7*	Form of Indenture between Genworth Financial, Inc. and The Bank of New York, as Trustee
4.8*	Form of Supplemental Indenture between Genworth Financial, Inc. and The Bank of New York, as Trustee
4.9*	Form of Purchase Contract and Pledge Agreement between Genworth Financial, Inc. and The Bank of New York, as Purchase Contract Agent, Collateral Agent, Custodial Agent and Securities Intermediary
5.1*	Opinion of Weil, Gotshal & Manges LLP
10.1*	Form of Master Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.2*	Form of Registration Rights Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.3*	Form of Transition Services Agreement among General Electric Company, General Electric Capital Corporation, GEI Inc., GE Financial Assurance Holdings, Inc., GNA Corporation, GE Asset Management Incorporated, General Electric Mortgage Holdings LLC and Genworth Financial, Inc.
10.4*	Form of Liability and Portfolio Management Agreement between Trinity Funding Company, LLC and Genworth Financial Asset Management, LLC
10.5*	Form of Liability and Portfolio Management Agreement among FGIC Capital Market Services, Inc., Genworth Financial Asset Management, LLC and General Electric Capital Corporation
10.6*†	Form of Outsourcing Services Separation Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation and GE Capital International Services, Inc.

10.7*	Form of Tax Matters Agreement by and among General Electric Company, General Electric Capital Corporation, GE Financial Assurance Holdings, Inc., GEI, Inc. and Genworth Financial, Inc.
10.8*	Form of Employee Matters Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.9*	Form of Transitional Trademark License Agreement between GE Capital Registry, Inc. and Genworth Financial, Inc.
10.10*	Form of Intellectual Property Cross-License between Genworth Financial, Inc. and General Electric Company
10.11**	Coinsurance Agreement, dated as of April 15, 2004, by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company
10.12**	Coinsurance Agreement, dated as of April 15, 2004, by and between Federal Home Life Insurance Company and Union Fidelity Life Insurance Company
10.13**	Coinsurance Agreement, dated as of April 15, 2004, by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company
10.14**	Coinsurance Agreement, dated as of April 15, 2004, by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.15**	Coinsurance Agreement, dated as of April 15, 2004, by and between American Mayflower Life Insurance Company of New York and Union Fidelity Life Insurance Company
10.16**	Retrocession Agreement, dated as of April 15, 2004, by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company
10.17**	Retrocession Agreement, dated as of April 15, 2004 by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.18**	Reinsurance Agreement, dated as of April 15, 2004, by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company
10.19**	Reinsurance Agreement, dated as of April 15, 2004, by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.20**	Coinsurance Agreement, dated as of April 15, 2004, by and between Union Fidelity Life Insurance Company and Federal Home Life Insurance Company
10.21**	Capital Maintenance Agreement, dated as of January 1, 2004, by and between Union Fidelity Life Insurance Company and General Electric Capital Corporation
10.22*	Form of Reinsurance Agreement by and between Financial Insurance Company Limited and Viking Insurance Company, Limited
10.23*	Form of Reinsurance Agreement by and between Financial Assurance Company Limited and Viking Insurance Company, Limited
10.24*	Form of Reinsurance Agreement by and between Vie Plus S.A. and RD Plus S.A.
10.25*	Form of Mortgage Services Agreement by and among GE Mortgage Services, LLC, General Electric Mortgage Holdings LLC, GE Mortgage Contract Services Inc. and Genworth Financial, Inc.
10.26*†	Form of Framework Agreement between GEFA International Holdings, Inc. and GE Capital Corporation
10.27*†	Form of Business Services Agreement between GNA Corporation and Union Fidelity Life Insurance Company

10.28*	Form of Derivatives Management Services Agreement among GE Life and Annuity Assurance Company, Federal Home Life Insurance Company, First Colony Life Insurance Company, General Electric Capital Assurance Company, and Genworth Financial, Inc. and GNA Corporation and General Electric Capital Corporation
10.29*	Form of Agreement Regarding Continued Reinsurance of Insurance Products by and between General Electric Capital Company and Viking Insurance Company Ltd.
10.30*	Form of Transitional Services Agreement between Financial Insurance Group Services Limited and GE Life Services Limited
10.31*†	Form of Amended and Restated Investment Management and Services Agreement between General Electric Capital Assurance Company and GE Asset Management Incorporated
10.32*†	Form of Investment Management Agreement between Financial Assurance Company Limited and GE Asset Management Limited
10.33**	Asset Management Services Agreement, dated as of January 1, 2004, by and among Genworth Financial, Inc., General Electric Financial Assurance Holdings, Inc. and GE Asset Management Incorporated
10.34*†	Form of Amended and Restated Master Outsourcing Agreement by and between General Electric Capital Assurance Company and GE Capital International Services
10.35*†	Form of Amended and Restated Master Outsourcing Agreement by and between First Colony Life Insurance Company and GE Capital International Services
10.36*†	Form of Amended and Restated Master Outsourcing Agreement by and between GE Life and Annuity Assurance Company and GE Capital International Services
10.37**	Life Reinsurance Agreement between Financial Assurance Company Limited and GE Pensions Limited
10.38*	Form of 180-Day Bridge Credit Agreement among Genworth Financial, Inc., as borrower, and the Lenders Named therein
10.39*	Form of 364-Day Credit Agreement among Genworth Financial, Inc., as borrower, the Lenders Named therein, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents
10.40*	Form of Five-Year Credit Agreement among Genworth Financial, Inc., as borrower, the Lenders Named therein, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents
10.41*	Form of Scheme for the Transfer to Financial New Life Company Limited of the Insurance Business of Financial Assurance Company Limited (pursuant to Part VII of the Financial Services and Markets Act 2000)
10.42*	Form of Agreement for the Sale and Purchase of shares in Financial Assurance Company Limited between GE Insurance Holdings Limited as seller and GEFA UK Holdings Limited as buyer
10.43*	Form of Agreement on Transfer of a Portfolio of Insurance Contracts between Vie Plus and Financial New Life Company Limited
10.44*	Form of Business Transfer Agreement between Vie Plus S.A. and Financial New Life Company Limited
10.45*	Form of Administrative Services Agreement by and between GE Group Life Assurance Company and Union Fidelity Life Insurance Company

10.46*	Form of Subordinated Contingent Promissory Note between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.47**	Canadian Tax Matters Agreement among General Electric Company, General Electric Capital Corporation, GECMIC Holdings Inc., GE Capital Mortgage Insurance Company (Canada) and Genworth Financial, Inc.
10.48**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, General Electric Capital Assurance Company and The Bank of New York
10.49**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Insurance Company, American Mayflower Life Insurance Company of New York and The Bank of New York
10.50**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, GE Life and Annuity Assurance Company and The Bank of New York
10.51**	Trust Agreement, dated as of April 15, 2004, among Federal Home Life Insurance Company and The Bank of New York
10.52**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, GE Capital Life Assurance Company of New York and The Bank of New York
10.53**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, First Colony Life Insurance Company and The Bank of New York
10.54**	Coinsurance Agreement, dated as of April 15, 2004, between First Colony Life Insurance Company and Union Fidelity Life Insurance Company
10.55*	Form of Liability and Portfolio Management Agreement between Trinity Plus Funding Company, LLC and Genworth Financial Asset Management, LLC
10.56*	Form of 2004 Genworth Financial, Inc. Omnibus Incentive Plan
10.57*	Form of European Tax Matters Agreement among General Electric Company, General Electric Capital Corporation, Financial Assurance Company Limited, Financial Insurance Group Services Limited, GEFA International Holdings Inc., Genworth Financial, Inc., GEFA UK Holdings Limited and other parties thereto
10.58*	Form of Australian Tax Matters Agreement between Genworth Financial, Inc. and General Electric Capital Corporation
12.1***	Statement of Ratio of Earnings to Fixed Charges
21.1**	Subsidiaries of the registrant
23.1***	Consent of KPMG LLP
23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1***	Powers of Attorney (see signature page)
99.1***	Consent of Frank J. Borelli
99.2***	Consent of J. Robert Kerrey
99.3***	Consent of Thomas B. Wheeler

*
To be filed by amendment.

**
Incorporated by reference from the exhibit of the same number contained in the registrant's Registration Statement on Form S-1 (File No. 333-112009) as filed with the Commission.

***
Filed herewith.

†
The registrant has applied for Confidential Treatment with respect to portions of this Exhibit. An unredacted version of this Exhibit has been filed separately with the Securities and Exchange Commission.

  (b)
  Financial Statement Schedule

Number	Description
Schedule III	Supplementary Insurance Information

Item 17. Undertakings

        The undersigned hereby undertakes as follows:

        (a) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on this 30th day of April, 2004.

GENWORTH FINANCIAL, INC.
By:	/s/ MICHAEL D. FRAIZER
	Name:	Michael D. Fraizer
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Genworth Financial, Inc. (the "Company"), hereby severally constitute and appoint Michael D. Fraizer and Richard P. McKenney, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April, 2004.

Signature	Title

/s/ MICHAEL D. FRAIZER Michael D. Fraizer	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)
/s/ RICHARD P. MCKENNEY Richard P. McKenney	Senior Vice President—Chief Financial Officer (Principal Financial Officer)
/s/ JAMIE S. MILLER Jamie S. Miller	Vice President and Controller (Principal Accounting Officer)
/s/ ELIZABETH J. COMSTOCK Elizabeth J. Comstock	Director
/s/ PAMELA DALEY Pamela Daley	Director
/s/ DENNIS D. DAMMERMAN Dennis D. Dammerman	Director
/s/ DAVID R. NISSEN David R. Nissen	Director
/s/ JAMES A. PARKE James A. Parke	Director

        WHEN THE TRANSACTIONS REFERRED TO IN NOTE 1 TO THE AUDITED COMBINED FINANCIAL STATEMENTS ON PAGE F-7 HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

/s/ KPMG LLP

Independent Auditors' Report

  The Board of Directors
  Genworth Financial, Inc.:

        Under date of February 6, 2004, except as to note 1 which is as of                  , 2004, we reported on the combined statement of financial position of Genworth Financial, Inc. (the "Company") as of December 31, 2003 and 2002, and the related combined statements of earnings, stockholder's interest, and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in the prospectus. In connection with our audits of the aforementioned combined financial statements, we also audited the related combined financial statement schedule in the registration statement. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

        In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in note 2 to the combined financial statements, the Company changed its method of accounting for variable interest entities in 2003, its method of accounting for goodwill and other intangible assets in 2002, and its method of accounting for derivative instruments and hedging activities in 2001.

  Richmond, Virginia
  February 6, 2004, except as to
  note 1 of the combined financial statements,
  which is as of                  , 2004

S-1

Schedule III

Genworth Financial, Inc.
Supplemental Insurance Information
(Dollar amounts in millions)

Segment	Deferred Acquisition Costs	Future Annuity and Contract Benefits & Liability for Policy and Contract Claims	Unearned Premiums	Other Policyholder Liabilities	Premium Revenue
December 31, 2003
Protection	$4,155	$17,871	$2,314	$63	$4,588
Retirement Income and Investments	1,249	43,744	—	351	1,045
Mortgage Insurance	89	340	1,216	44	716
Affinity	198	493	19	7	244
Corporate and Other	97	16	67	—	110

Total	$5,788	$62,464	$3,616	$465	$6,703

December 31, 2002
Protection	$3,677	$16,274	$2,203	$31	$4,088
Retirement Income and Investments	1,373	42,473	—	561	991
Mortgage Insurance	68	345	732	40	677
Affinity	208	450	34	5	247
Corporate and Other	6	10	38	(1)	104

Total	$5,332	$59,552	$3,007	$636	$6,107

December 31, 2001
Protection					$3,915
Retirement Income and Investments					1,023
Mortgage Insurance					698
Affinity					286
Corporate and Other					90

Total					$6,012

Segment	Net Investment Income	Interest Credited & Benefits and Other Changes in Policy Reserves	Amortization of Deferred Acquisition Costs	Other Operating Expenses	Premiums Written
December 31, 2003
Protection	$1,199	$3,362	$889	$1,144	$4,454
Retirement Income and Investments	2,511	3,130	166	256	1,046
Mortgage Insurance	218	115	33	303	950
Affinity	62	196	89	260	236
Corporate and Other	25	53	5	288	124

Total	$4,015	$6,856	$1,182	$2,251	$6,810

December 31, 2002
Protection	$1,136	$2,992	$769	$1,007	$4,397
Retirement Income and Investments	2,522	3,052	168	263	989
Mortgage Insurance	231	46	37	235	840
Affinity	70	180	84	344	226
Corporate and Other	20	15	2	244	40

Total	$3,979	$6,285	$1,060	$2,093	$6,492

December 31, 2001
Protection	$1,119	$2,722	$682	$1,200	$4,073
Retirement Income and Investments	2,482	3,014	121	247	1,023
Mortgage Insurance	227	150	45	186	797
Affinity	74	188	82	394	248
Corporate and Other	(7)	20	3	226	46

Total	$3,895	$6,094	$933	$2,253	$6,187

S-2

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of Genworth Financial, Inc.
3.2**	Amended and Restated Bylaws of Genworth Financial, Inc.
3.3***	Form of Certificate of Designations for Series A Cumulative Preferred Stock
4.1**	Specimen Class A Common Stock certificate
4.2**	Indenture, dated as of June 26, 2001, between GE Financial Assurance Holdings, Inc. and The Chase Manhattan Bank, as Trustee
4.3**
First Supplemental Indenture, dated as of June 26, 2001, among GE Financial Assurance Holdings, Inc., The Chase Manhattan Bank, as Trustee, Paying Agent and Exchange Rate Agent, and The Chase Manhattan Bank, Luxembourg, S.A., as Paying Agent
4.4*	Form of Second Supplemental Indenture among Genworth Financial, Inc. and The Chase Manhattan Bank, as Trustee
4.5**	ISDA Master Agreement, dated as of March 2, 2000, between Morgan Stanley Derivative Products Inc. and GE Financial Assurance Holdings, Inc.
4.6**	Confirmation Letter, dated as of September 29, 2003, from Morgan Stanley Derivative Products Inc. to GE Financial Assurance Holdings, Inc.
4.7*	Form of Indenture between Genworth Financial, Inc. and The Bank of New York, as Trustee
4.8*	Form of Supplemental Indenture between Genworth Financial, Inc. and The Bank of New York, as Trustee
4.9*	Form of Purchase Contract and Pledge Agreement between Genworth Financial, Inc. and The Bank of New York, as Purchase Contract Agent, Collateral Agent, Custodial Agent and Securities Intermediary
5.1*	Opinion of Weil, Gotshal & Manges LLP
10.1*	Form of Master Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.2*	Form of Registration Rights Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.3*
Form of Transition Services Agreement among General Electric Company, General Electric Capital Corporation, GEI Inc., GE Financial Assurance Holdings, Inc., GNA Corporation, GE Asset Management Incorporated, General Electric Mortgage Holdings LLC and Genworth Financial, Inc.
10.4*	Form of Liability and Portfolio Management Agreement between Trinity Funding Company, LLC and Genworth Financial Asset Management, LLC
10.5*	Form of Liability and Portfolio Management Agreement among FGIC Capital Market Services, Inc., Genworth Financial Asset Management, LLC and General Electric Capital Corporation
10.6*†	Form of Outsourcing Services Separation Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation and GE Capital International Services, Inc.

10.7*	Form of Tax Matters Agreement by and among General Electric Company, General Electric Capital Corporation, GE Financial Assurance Holdings, Inc., GEI, Inc. and Genworth Financial, Inc.
10.8*	Form of Employee Matters Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.9*	Form of Transitional Trademark License Agreement between GE Capital Registry, Inc. and Genworth Financial, Inc.
10.10*	Form of Intellectual Property Cross-License between Genworth Financial, Inc. and General Electric Company
10.11**	Coinsurance Agreement, dated as of April 15, 2004, by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company
10.12**	Coinsurance Agreement, dated as of April 15, 2004, by and between Federal Home Life Insurance Company and Union Fidelity Life Insurance Company
10.13**	Coinsurance Agreement, dated as of April 15, 2004, by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company
10.14**	Coinsurance Agreement, dated as of April 15, 2004, by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.15**	Coinsurance Agreement, dated as of April 15, 2004, by and between American Mayflower Life Insurance Company of New York and Union Fidelity Life Insurance Company
10.16**	Retrocession Agreement, dated as of April 15, 2004, by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company
10.17**	Retrocession Agreement, dated as of April 15, 2004 by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.18**	Reinsurance Agreement, dated as of April 15, 2004, by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company
10.19**	Reinsurance Agreement, dated as of April 15, 2004, by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company
10.20**	Coinsurance Agreement, dated as of April 15, 2004, by and between Union Fidelity Life Insurance Company and Federal Home Life Insurance Company
10.21**	Capital Maintenance Agreement, dated as of January 1, 2004, by and between Union Fidelity Life Insurance Company and General Electric Capital Corporation
10.22*	Form of Reinsurance Agreement by and between Financial Insurance Company Limited and Viking Insurance Company, Limited
10.23*	Form of Reinsurance Agreement by and between Financial Assurance Company Limited and Viking Insurance Company, Limited
10.24*	Form of Reinsurance Agreement by and between Vie Plus S.A. and RD Plus S.A.
10.25*	Form of Mortgage Services Agreement by and among GE Mortgage Services, LLC, General Electric Mortgage Holdings LLC, GE Mortgage Contract Services Inc. and Genworth Financial, Inc.
10.26*†	Form of Framework Agreement between GEFA International Holdings, Inc. and GE Capital Corporation

10.27*†	Form of Business Services Agreement between GNA Corporation and Union Fidelity Life Insurance Company
10.28*
Form of Derivatives Management Services Agreement among GE Life and Annuity Assurance Company, Federal Home Life Insurance Company, First Colony Life Insurance Company, General Electric Capital Assurance Company, and Genworth Financial, Inc. and GNA Corporation and General Electric Capital Corporation
10.29*	Form of Agreement Regarding Continued Reinsurance of Insurance Products by and between General Electric Capital Company and Viking Insurance Company Ltd.
10.30*	Form of Transitional Services Agreement between Financial Insurance Group Services Limited and GE Life Services Limited
10.31*†	Form of Amended and Restated Investment Management and Services Agreement between General Electric Capital Assurance Company and GE Asset Management Incorporated
10.32*†	Form of Investment Management Agreement between Financial Assurance Company Limited and GE Asset Management Limited
10.33**	Asset Management Services Agreement, dated as of January 1, 2004, by and among Genworth Financial, Inc., General Electric Financial Assurance Holdings, Inc. and GE Asset Management Incorporated
10.34*†	Form of Amended and Restated Master Outsourcing Agreement by and between General Electric Capital Assurance Company and GE Capital International Services
10.35*†	Form of Amended and Restated Master Outsourcing Agreement by and between First Colony Life Insurance Company and GE Capital International Services
10.36*†	Form of Amended and Restated Master Outsourcing Agreement by and between GE Life and Annuity Assurance Company and GE Capital International Services
10.37**	Life Reinsurance Agreement between Financial Assurance Company Limited and GE Pensions Limited
10.38*	Form of 180-Day Bridge Credit Agreement among Genworth Financial, Inc., as borrower, and the Lenders Named therein
10.39*	Form of 364-Day Credit Agreement among Genworth Financial, Inc., as borrower, the Lenders Named therein, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents
10.40*	Form of Five-Year Credit Agreement among Genworth Financial, Inc., as borrower, the Lenders Named therein, and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents
10.41*
Form of Scheme for the Transfer to Financial New Life Company Limited of the Insurance Business of Financial Assurance Company Limited (pursuant to Part VII of the Financial Services and Markets Act 2000)
10.42*	Form of Agreement for the Sale and Purchase of shares in Financial Assurance Company Limited between GE Insurance Holdings Limited as seller and GEFA UK Holdings Limited as buyer
10.43*	Form of Agreement on Transfer of a Portfolio of Insurance Contracts between Vie Plus and Financial New Life Company Limited
10.44*	Form of Business Transfer Agreement between Vie Plus S.A. and Financial New Life Company Limited

10.45*	Form of Administrative Services Agreement by and between GE Group Life Assurance Company and Union Fidelity Life Insurance Company
10.46*	Form of Subordinated Contingent Promissory Note between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.47**	Canadian Tax Matters Agreement among General Electric Company, General Electric Capital Corporation, GECMIC Holdings Inc., GE Capital Mortgage Insurance Company (Canada) and Genworth Financial, Inc.
10.48**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, General Electric Capital Assurance Company and The Bank of New York
10.49**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Insurance Company, American Mayflower Life Insurance Company of New York and The Bank of New York
10.50**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, GE Life and Annuity Assurance Company and The Bank of New York
10.51**	Trust Agreement, dated as of April 15, 2004, among Federal Home Life Insurance Company and The Bank of New York
10.52**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, GE Capital Life Assurance Company of New York and The Bank of New York
10.53**	Trust Agreement, dated as of April 15, 2004, among Union Fidelity Life Insurance Company, First Colony Life Insurance Company and The Bank of New York
10.54**	Coinsurance Agreement, dated as of April 15, 2004, between First Colony Life Insurance Company and Union Fidelity Life Insurance Company
10.55*	Form of Liability and Portfolio Management Agreement between Trinity Plus Funding Company, LLC and Genworth Financial Asset Management, LLC
10.56*	Form of 2004 Genworth Financial, Inc. Omnibus Incentive Plan
10.57*
Form of European Tax Matters Agreement among General Electric Company, General Electric Capital Corporation, Financial Assurance Company Limited, Financial Insurance Group Services Limited, GEFA International Holdings Inc., Genworth Financial, Inc., GEFA UK Holdings Limited and other parties thereto
10.58*	Form of Australian Tax Matters Agreement between Genworth Financial, Inc. and General Electric Capital Corporation
12.1***	Statement of Ratio of Earnings to Fixed Charges
21.1**	Subsidiaries of the registrant
23.1***	Consent of KPMG LLP
23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1***	Powers of Attorney (see signature page)
99.1***	Consent of Frank J. Borelli
99.2***	Consent of J. Robert Kerrey
99.3***	Consent of Thomas B. Wheeler

*
To be filed by amendment.

**
Incorporated by reference from the exhibit of the same number contained in the registrant's Registration Statement on Form S-1 (File No. 333-112009) as filed with the Commission.

***
Filed herewith.

†
The registrant has applied for Confidential Treatment with respect to portions of this Exhibit. An unredacted version of this Exhibit has been filed separately with the Securities and Exchange Commission.

QuickLinks

TABLE OF CONTENTS
Prospectus Summary
The Offering
Summary Historical and Pro Forma Financial Information
Recent Developments
Risk Factors
Risks Relating to the Series A Preferred Stock
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Ratio of Earnings to Fixed Charges
Selected Historical and Pro Forma Financial Information
Pro Forma Financial Information
Pro Forma Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Corporate Reorganization
Business
Regulation
Management
Arrangements Between GE and Our Company
Ownership of Common Stock
Description of Series A Preferred Stock
Description of Capital Stock
Description of Equity Units
Description of Certain Indebtedness
Shares Eligible for Future Sale
Certain United States Federal Income Tax Consequences
Underwriters
Legal Matters
Experts
Additional Information
Index to Financial Statements
Independent Auditors' Report
Genworth Financial, Inc. Combined Statement of Earnings
Genworth Financial, Inc. Combined Statement of Financial Position
Genworth Financial, Inc. Combined Statement of Stockholder's Interest
Genworth Financial, Inc. Combined Statement of Cash Flows
Genworth Financial, Inc. Notes to Combined Financial Statements Years Ended December 31, 2003, 2002 and 2001
Independent Auditors' Report
Genworth Financial, Inc. Statement of Financial Position
Note to Statement of Financial Position
Glossary of Selected Insurance Terms
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
Independent Auditors' Report
Genworth
INDEX TO EXHIBITS